Exhibit 99.1


                                     [Logo}

                            ELAN CAPITAL CORP., LTD.
             (incorporated with limited liability under the laws of
                     Bermuda with registered number 34207)

                                 US$460,000,000
                   6.50% GUARANTEED CONVERTIBLE NOTES DUE 2008

                                   ----------

          fully and unconditionally guaranteed by, and convertible into
                               Ordinary Shares of,
                              ELAN CORPORATION, PLC
         (incorporated with limited liability under the laws of Ireland with registered number 30356)

     Interest on the Notes is payable semi-annually in arrears on 10 May and 10 November in each year commencing on 10 May 2004.

     THE US$460,000,000 AGGREGATE PRINCIPAL AMOUNT 6.50% GUARANTEED CONVERTIBLE NOTES DUE 2008 (THE "NOTES") ARE PROPOSED TO BE ISSUED ON 10 NOVEMBER 2003 (THE DATE THE NOTES ARE ISSUED, THE "ISSUE DATE") BY ELAN CAPITAL CORP., LTD. ("ELAN CAPITAL" OR THE "ISSUER"). ELAN CORPORATION, PLC ("ELAN", THE "GUARANTOR" OR THE "COMPANY") WILL FULLY AND UNCONDITIONALLY GUARANTEE THE NOTES (THE "GUARANTEE"). THE GUARANTEE WILL BE SUBORDINATED ON THE BASIS DESCRIBED UNDER "DESCRIPTION OF GUARANTEED CONVERTIBLE NOTES OF ELAN CAPITAL AND GUARANTEE OF ELAN". THE NOTES WILL MATURE ON 10 NOVEMBER 2008 (THE "MATURITY DATE"). HOLDERS MAY CONVERT EACH US$1,000 IN PRINCIPAL AMOUNT OF THE NOTES INTO 134.7709 AMERICAN DEPOSITARY SHARES ("ADSS", EACH ADS REPRESENTING ONE FULLY PAID ORDINARY SHARE, EVIDENCED BY ONE AMERICAN DEPOSITARY RECEIPT) OR 134.7709 FULLY PAID ORDINARY SHARES (EACH AN "ORDINARY SHARE"), OF ELAN, PAR VALUE Euro 0.05 EACH (THE ORDINARY SHARES AND THE ADSS ARE COLLECTIVELY REFERRED TO IN THIS OFFERING CIRCULAR AS THE "SHARES").

     UNDER CERTAIN CIRCUMSTANCES, ELAN CAPITAL MAY REDEEM THE NOTES, IN WHOLE OR IN PART, AT ANY TIME AFTER 1 DECEMBER 2006, AT A REDEMPTION PRICE EQUAL TO 100% OF THE PRINCIPAL AMOUNT PLUS ACCRUED AND UNPAID INTEREST TO, BUT EXCLUDING, THE REDEMPTION DATE. UNLESS PREVIOUSLY REDEEMED OR REPURCHASED, EACH NOTE WILL, SUBJECT TO CERTAIN CONDITIONS DESCRIBED HEREIN, BE CONVERTIBLE AT THE OPTION OF THE HOLDER (THE "NOTEHOLDER") AT ANY TIME BEGINNING ONE HUNDRED AND TWENTY (120) DAYS AFTER THE ISSUE DATE AND UNTIL THE CLOSE OF BUSINESS ON THE SEVENTH BUSINESS DAY PRIOR TO THE MATURITY DATE. IN THE CASE OF NOTES CALLED FOR REDEMPTION, THE NOTEHOLDER'S CONVERSION RIGHTS WILL EXPIRE AT THE CLOSE OF BUSINESS ON THE SEVENTH BUSINESS DAY PRECEDING THE DATE FIXED FOR REDEMPTION. UNLESS PREVIOUSLY REDEEMED, CONVERTED OR PURCHASED AND CANCELLED, THE NOTES WILL BE REDEEMED AT THEIR PRINCIPAL AMOUNT TOGETHER WITH UNPAID ACCRUED INTEREST ON THE MATURITY DATE. FOR A MORE DETAILED DESCRIPTION OF THE NOTES SEE "DESCRIPTION OF THE GUARANTEED CONVERTIBLE NOTES OF ELAN CAPITAL AND GUARANTEE OF ELAN".

     APPLICATION HAS BEEN MADE TO THE FINANCIAL SERVICES AUTHORITY IN ITS CAPACITY AS COMPETENT AUTHORITY UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000 (THE "FSMA"), (THE "UK LISTING AUTHORITY") FOR THE NOTES TO BE ADMITTED TO THE OFFICIAL LIST OF THE UK LISTING AUTHORITY (THE "OFFICIAL LIST") AND TO THE LONDON STOCK EXCHANGE PLC (THE "LONDON STOCK EXCHANGE") FOR SUCH NOTES TO BE ADMITTED TO TRADING ON THE LONDON STOCK EXCHANGE'S MARKET FOR LISTED SECURITIES. ADMISSION TO THE OFFICIAL LIST OF THE UK LISTING AUTHORITY TOGETHER WITH ADMISSION TO TRADING ON THE LONDON STOCK EXCHANGE'S MARKET FOR LISTED SECURITIES CONSTITUTE OFFICIAL LISTING ON A STOCK EXCHANGE. THE ADMISSION TO THE OFFICIAL LIST IS EXPECTED TO TAKE PLACE ON 11 NOVEMBER 2003. A COPY OF THIS OFFERING CIRCULAR INCLUDING ANNEX A AND ANNEX B, WHICH TOGETHER COMPRISE LISTING PARTICULARS, HAS BEEN DELIVERED TO THE REGISTRAR OF COMPANIES IN ENGLAND AND WALES AS REQUIRED BY SECTION 83 OF THE FSMA.

     APPLICATION HAS BEEN MADE TO THE IRISH STOCK EXCHANGE FOR THE NOTES TO BE ADMITTED TO THE OFFICIAL LIST OF THE IRISH STOCK EXCHANGE (THE "ISE OFFICIAL LIST"). ADMISSION TO THE ISE OFFICIAL LIST IS EXPECTED TO TAKE PLACE ON 11 NOVEMBER, 2003. A COPY OF THIS OFFERING CIRCULAR INCLUDING ANNEX A AND ANNEX B, WHICH TOGETHER COMPRISE LISTING PARTICULARS APPROVED BY THE IRISH STOCK EXCHANGE, HAS BEEN DELIVERED TO THE REGISTRAR OF COMPANIES IN IRELAND FOR REGISTRATION AS REQUIRED BY THE EUROPEAN COMMUNITIES (STOCK EXCHANGE) REGULATIONS 1984 OF IRELAND (AS AMENDED) (THE "1984 REGULATIONS").

 INVESTING IN THE NOTES INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 43.

                                   PRICE 100%

     THE NOTES, THE GUARANTEE AND THE ORDINARY SHARES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE SUBJECT TO US TAX LAW REQUIREMENTS. THE NOTES ARE BEING OFFERED OUTSIDE THE UNITED STATES BY MORGAN STANLEY & CO. INTERNATIONAL LIMITED (THE "MANAGER") TO PERSONS OTHER THAN US PERSONS (WITHIN THE MEANING OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT ("REGULATION S")) IN ACCORDANCE WITH REGULATION S, AND MAY NOT BE OFFERED, SOLD OR DELIVERED WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (WITHIN THE MEANING OF REGULATION S) EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. FOR A DESCRIPTION OF CERTAIN FURTHER RESTRICTIONS ON OFFERS AND SALES OF NOTES AND DISTRIBUTION OF THIS OFFERING CIRCULAR, SEE "SUBSCRIPTION AND SALE".

THE MANAGER EXPECTS TO DELIVER THE NOTES TO PURCHASERS ON 10 NOVEMBER 2003.

                                 MORGAN STANLEY
6 NOVEMBER 2003

     This Offering Circular including Annex A and Annex B together comprise listing particulars issued in compliance with the listing rules made (i) under section 74 of the FSMA by the UK Listing Authority (the "LISTING RULES") and
(ii) by the Irish Stock Exchange under the 1984 Regulations (the "IRISH LISTING RULES") for the purpose of giving information with regard to the Issuer, the Guarantor, the Notes and the Shares into which the Notes can be converted.

                                   ----------

     Each of the Issuer and the Guarantor accepts responsibility for the information contained in this Offering Circular and to the best of the knowledge and belief of each of the Issuer and the Guarantor (each of which has taken all reasonable care to ensure that such is the case) the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

                                   ----------

     No action has been taken in any jurisdiction that would permit a public offering of the Notes or possession or distribution of this Offering Circular or any other offering material in any jurisdiction where action for that purpose is required to be taken.

     This Offering Circular does not constitute an offer of, or an invitation by, or on behalf of, the Issuer, the Guarantor or the Manager to subscribe or purchase, any of the Notes or the Shares. The distribution of this Offering Circular and the offering of the Notes, the guarantee thereof or the Shares in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Issuer, the Guarantor and the Manager to inform themselves about and to observe any such restrictions. For a description of certain further restrictions on offers and sales of Notes and on distribution of this Offering Circular, see "Subscription and Sale".

     No person is authorised in connection with the issue, offering or sale of the Notes to give any information or to make any representation not contained in this Offering Circular and any information or representation not so contained must not be relied upon as having been authorised by or on behalf of the Issuer, the Guarantor or the Manager. The delivery of this Offering Circular at any time does not imply that there has been no change in the affairs of the Issuer, the Guarantor or the Guarantor and its subsidiaries taken as a whole (the "GROUP") or any event reasonably likely to involve any adverse change, in the condition (financial or otherwise) of the Issuer, the Guarantor or the Group since the date hereof or that the information contained in it is correct as at any time subsequent to its date.

                                   ----------

     The Notes may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 1998 of Bermuda which regulates the sale of securities in Bermuda. In addition, the Bermuda Monetary Authority (the "BMA") must approve all issuances and transfers of notes issued by a Bermuda exempted company. On 1 October 2003 the BMA issued permission for the issue and free transferability of the Notes being offered pursuant to this Offering Circular, as long as the Notes are issued, and transferred to and among persons who are non-residents of Bermuda and subject to the Notes being admitted to the Official List together with admission to trading on the London Stock Exchange's market for listed securities and are admitted to the ISE Official List. The Issuer has been exempted by a direction issued under the Bermuda Companies Act from publishing or filing the Offering Circular with the Registrar of Companies in Bermuda. The BMA and the Registrar of Companies in Bermuda accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this Offering Circular.

     The Notes are securities which, because of their nature, are normally bought and traded by a limited number of investors who are particularly knowledgeable in investment matters. This Offering Circular has been prepared on the basis that any purchaser of Notes is a person or entity having sufficient knowledge and experience of financial matters as to be capable of evaluating the merits and risks of the purchase. Before making any investment decision with respect to the Notes, prospective investors should consult their own counsel, accountants or other advisers and carefully review and consider their investment decision in the light of the foregoing. An investment in the Notes is only suitable for financially sophisticated investors who are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses which may result therefrom.

     Prior to making an investment decision, all prospective purchasers of the Notes should carefully consider the information contained in this Offering Circular in particular the matters described in "risk factors".

                                   ----------

     The Notes will be in registered form in the denomination of US$1,000 each without interest coupons. The Notes may be held and transferred, and will be offered and sold, in the principal amount of US$1,000 and integral multiples of US$1,000 in excess thereof. The Notes will be represented by a global registered note certificate (the "Global Security") registered in the name of and deposited with a common depositary (or its nominee) (the "Common Depositary") for Euroclear Bank S.A./N.V., as operator of the Euroclear System ("EUROCLEAR") and Clearstream Banking, societe anonyme, Luxembourg ("Clearstream Luxembourg" each of Euroclear and Clearstream Luxembourg a "Clearing Agency" and together the "Clearing Agencies"). Physical certificates in fully registered form, each evidencing a single Note or less than the entire issue of the Notes, will only be available in certain limited circumstances. See "Description of the Guaranteed Convertible Notes of Elan Capital and Guarantee of Elan -- Global Securities".

     Shares to be delivered on conversion of the Notes will be delivered in uncertificated form through the dematerialised securities trading system operated by CRESTCo Limited, known as CREST, unless the holder of such Notes elects to receive the Shares in certificated registered form or, at the time of issuance, the Shares are not a participating security in CREST.

     ADSs to be delivered on conversion of the Notes will be delivered in accordance with the converting Noteholder's instructions either by book-entry transfer through the facilities of The Depository Trust Company or by physical delivery of a certificated ADR evidencing the ADSs.

     The Guarantor's Ordinary Shares are (a) listed on the Official List and trade on the London Stock Exchange's market for listed securities under the symbol "ELA" and (b) listed on the ISE Official List and trade under the ISIN Number IE0003072950. The Guarantor's ADSs are listed on the New York Stock Exchange and trade under the symbol "ELN". The middle market quotation of the Ordinary Shares on 4 November 2003 as derived from the Daily Official List of the London Stock Exchange, was (pounds sterling)3.01 per share and on 4 November 2003 as derived from the Irish Stock Exchange Daily Official List, was Euro 4.41 per share. The closing price of the ADSs on 4 November 2003 on the New York Stock Exchange was US$5.06.

     IN CONNECTION WITH THE ISSUE OF THE NOTES, MORGAN STANLEY & CO. INTERNATIONAL LIMITED (THE "STABILISING MANAGER") (OR ANY PERSON ACTING FOR THE STABILISING MANAGER) MAY OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES AND/OR THE SHARES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL FOR A LIMITED PERIOD. HOWEVER, THERE MAY BE NO OBLIGATION ON THE STABILISING MANAGER (OR ANY AGENT OF THE STABILISING MANAGER) TO DO THIS. SUCH STABILISING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME AND MUST BE BROUGHT TO AN END AFTER A LIMITED PERIOD.

                                TABLE OF CONTENTS


                                                                            PAGE

FORWARD-LOOKING STATEMENTS....................................................5
SUMMARY OF THE OFFERING.......................................................7
DESCRIPTION OF THE GUARANTEED CONVERTIBLE NOTES OF ELAN CAPITAL AND
  GUARANTEE OF ELAN...........................................................13
RISK FACTORS..................................................................43
USE OF PROCEEDS...............................................................47
DESCRIPTION OF THE GUARANTOR..................................................48
CONSOLIDATED BALANCE SHEETS OF THE GROUP......................................55
CAPITALISATION OF THE GROUP...................................................56
DESCRIPTION OF THE ISSUER.....................................................58
CAPITALISATION OF THE ISSUER..................................................60
ACCOUNTANTS' REPORT ON THE ISSUER.............................................61
DESCRIPTION OF THE GUARANTOR'S SHARE CAPITAL..................................63
TAXATION......................................................................69
SUBSCRIPTION AND SALE.........................................................77
CONSENT OF THE BERMUDA MONETARY AUTHORITY.....................................80
GENERAL INFORMATION...........................................................81
ANNEX A -- ANNUAL REPORT AND FORM 20-F FOR THE FISCAL YEAR ENDED
  31 DECEMBER 2002...........................................................A-1
ANNEX B -- UNAUDITED INTERIM FINANCIAL STATEMENTS OF THE GUARANTOR FOR THE
  SIX MONTHS ENDED 30 JUNE 2003..............................................B-1

                           FORWARD-LOOKING STATEMENTS

     THE DISCLOSURE AND ANALYSIS IN THIS OFFERING CIRCULAR AND IN THE DOCUMENTS ANNEXED HERETO CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS GIVE THE GROUP'S CURRENT EXPECTATIONS OR FORECASTS OF FUTURE EVENTS; THEY DO NOT RELATE STRICTLY TO HISTORICAL OR CURRENT FACTS. THE GROUP HAS TRIED, WHEREVER POSSIBLE, TO IDENTIFY SUCH STATEMENTS BY USING WORDS SUCH AS "ANTICIPATE", "ESTIMATE", "EXPECT", "PROJECT", "INTEND", "PLAN", "BELIEVE", "STRATEGY" AND SIMILAR EXPRESSIONS IN CONNECTION WITH ANY DISCUSSION OF FUTURE OPERATING OR FINANCIAL PERFORMANCE. IN PARTICULAR, THESE INCLUDE STATEMENTS RELATING TO FUTURE ACTIONS, THE ABILITY OF THE GROUP TO MEET ITS FUTURE FINANCIAL OBLIGATIONS, THE SUCCESS OF THE GROUP'S RECOVERY PLAN, PROSPECTIVE PRODUCTS OR PRODUCT APPROVALS, FUTURE PERFORMANCE OR RESULTS OF CURRENT AND ANTICIPATED PRODUCTS, SALES EFFORTS, EXPENSES, INTEREST RATES, THE OUTCOME OF CONTINGENCIES, SUCH AS LEGAL PROCEEDINGS AND GOVERNMENTAL INVESTIGATIONS, AND FINANCIAL RESULTS.

     The Group cannot guarantee that any forward-looking statements will be realised. Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. Should known or unknown risks or uncertainties materialise, or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

     The Group undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures the Group makes on related subjects in its reports submitted to or filed with the U.S. Securities and Exchange Commission ("SEC"). Also note that the Group provides the following cautionary discussion of risks, uncertainties and possibly inaccurate assumptions related to its business. This discussion, together with the discussion under "Risk Factors" at pages 43 to 46 and A-179 to A-184 of this Offering Circular, describes factors that, individually or in the aggregate, the Group thinks could cause its actual results to differ materially from expected and historical results. Investors should understand that it is not possible to predict or identify all such factors. Consequently, investors should not consider these described factors to be a complete discussion of all potential risks or uncertainties. These factors include the following:

     o the outcome of the Group's recovery plan and its ability to maintain financial flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetised to meet our liquidity requirements;

     o the outcome of the ongoing SEC investigation and shareholder litigation, including the impact, if any, that the restatement of the Group's 2001 financial results and the SEC investigation may have on the outcome of the shareholder litigation;

     o the success of research and development activities and the speed with which regulatory authorisations and product launches may be achieved;

     o    competitive developments affecting the Group's current products;

     o    the Group's ability to protect its intellectual property;

     o the Group's ability to successfully market both new and existing products;

     o    difficulties or delays in manufacturing;

     o the Group's ability to meet generic and branded competition after the expiration of its patents or its regulatory exclusivity;

     o    the trend towards managed care and health care cost containment;

     o    possible legislation affecting pharmaceutical pricing;

     o    exposure to product liability and other types of lawsuits;

     o    interest rate and foreign currency exchange rate fluctuations;

     o governmental laws and regulations affecting domestic and foreign operations, including tax obligations;

     o    general changes in Irish and U.S. GAAP;

     o    the Group's ability to reduce costs and expenses;

     o    changes in product mix; and

     o the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items.

     In this Offering Circular, unless otherwise specified, references to "$", "US$", "US DOLLAR" or "DOLLARS" are to United States dollars and references to "[Euro symbol omitted]", "EUR" or "EURO" are to the single currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended.

                             SUMMARY OF THE OFFERING

     The following is a summary of the principal features of the Notes, does not purport to be complete and is qualified in its entirety by the detailed information appearing in the remainder of this Offering Circular. Words and expressions defined in the "Description of the Guaranteed Convertible Notes of Elan Capital and Guarantee of Elan" below or elsewhere in this Offering Circular have the same meanings in this summary. Potential purchasers of the Notes are urged to read this Offering Circular in its entirety.


                                     GENERAL

ISSUER......................................    Elan Capital.

GUARANTOR...................................    Elan.

THE OFFERING................................    US$460,000,000 aggregate principal amount 6.50%
                                                Guaranteed Convertible Notes due 2008 convertible
                                                into Shares.

UNDERLYING SHARES...........................    ADSs or Ordinary Shares of Elan.

USE OF PROCEEDS.............................    The gross proceeds of the offering will be
                                                loaned by the Issuer to the Guarantor pursuant to
                                                the terms of a non-interest bearing note, which
                                                will be subordinated to the same extent and in
                                                the same manner as the Guarantee. The net
                                                proceeds of the offering (after deducting
                                                estimated commissions and concessions and the
                                                estimated expenses of the offering), together
                                                with the net proceeds of the Guarantor's recently
                                                completed offering of Ordinary Shares, are
                                                expected to be used by Elan Finance Corporation,
                                                Ltd., a wholly owned subsidiary of the Guarantor
                                                ("EFC"), to repurchase outstanding Liquid Yield
                                                Option Notes ("LYONS"), including LYONs tendered
                                                for purchase at the option of the holders thereof
                                                as at 14 December 2003 pursuant to the terms of
                                                the indenture under which the LYONs were issued.
                                                Remaining net proceeds are expected to be used by
                                                the Guarantor and its subsidiaries for working
                                                capital and other general corporate purposes,
                                                including, without limitation, the potential
                                                purchase by Elan of royalty rights on Zonegran
                                                (Trade Mark) , Frova (Trade Mark) and Zanaflex
                                                (Trade Mark) from Pharma Operating, Ltd, a
                                                wholly owned subsidiary of Pharma Marketing, Ltd.

LOCK-UP.....................................    Elan has agreed that, subject to certain
                                                exceptions, without the prior written consent of
                                                the Manager, it will not, and will not permit any
                                                of its subsidiaries to, during the period ending
                                                90 days after the date of the Offering Circular,
                                                (i) offer, pledge, sell, contract to sell, sell
                                                any option or contract to purchase, purchase any
                                                option or contract to sell, grant any option,
                                                right or warrant to purchase, lend, or otherwise
                                                transfer or dispose of, directly or indirectly,
                                                any Shares or any securities convertible into or
                                                exercisable or exchangeable for Shares of Elan or
                                                (ii) enter into any swap or other arrangement
                                                that transfers to another, in whole or in part,
                                                any of the economic consequences of ownership of
                                                such Shares; provided however, that the foregoing
                                                provisions will not apply to (i) the issuance by
                                                Elan of any capital stock upon the exercise of
                                                any option or warrant or upon the conversion of
                                                the Notes, the exchange or purchase of the LYONs
                                                or the conversion or exchange of any other
                                                security outstanding on the date of the
                                                Subscription Agreement (as defined herein) (ii)
                                                the grant by Elan of employee, director or
                                                consultant stock options in the ordinary course
                                                of business and the issuance of capital stock
                                                upon the exercise, conversion or exchange
                                                thereof.

FORM AND DENOMINATION.......................    The Notes will be issued in fully registered
                                                form in the denomination of US$1,000 or integral
                                                multiples thereof. The

                                        7





                                                Notes will be initially represented by a
                                                Global Security, without interest coupons,
                                                which will be registered in the name of
                                                and deposited with a Common Depositary (or
                                                its nominee) on behalf of Euroclear and
                                                Clearstream, Luxembourg on or about the
                                                Issue Date.

GOVERNING LAW...............................    The Notes and the Indenture (as defined in
                                                "Description of the Guaranteed
                                                Convertible Notes of Elan
                                                Capital and Guarantee of Elan")
                                                will be governed by New York
                                                law.

TRUSTEE.....................................    The Bank of New York.

LISTING.....................................    Application has been made for admission of the
                                                Notes (a) to the Official List and to trading on
                                                the London Stock Exchange's market for listed
                                                securities, and (b) to the ISE Official List and
                                                to trading on the Irish Stock Exchange. The
                                                Guarantor's outstanding Ordinary Shares are (a)
                                                listed on the Official List and trade on the
                                                London Stock Exchange's market for listed
                                                securities under the symbol "ELA" and (b) listed
                                                on the ISE Official List under the ISIN Number
                                                IE0003072950. The Guarantor's outstanding ADSs
                                                are listed on the New York Stock Exchange under
                                                the symbol "ELN".

ISSUE DATE..................................    On or about 10 November 2003.

CLEARING....................................    The Notes have been accepted for
                                                clearance by the clearing
                                                agencies under the following
                                                Common Code and ISIN:

                                                Common Code: 017970488.

                                                ISIN: XS0179704886.

THE OFFERING................................    The Notes are being offered by Elan Capital
                                                exclusively outside the United States to non-US
                                                persons in accordance with Regulation S. The
                                                Notes will be offered to institutional investors
                                                only, subject to standard UK and other selling
                                                restrictions, as further described in
                                                "Subscription and Sale."

                            RANKING AND THE GUARANTEE

GUARANTEE OF THE NOTES......................    Elan will unconditionally guarantee the due and
                                                punctual payment of all sums from time to time
                                                payable by Elan Capital in respect of the Notes.

RANKING OF THE NOTES........................    The Notes will be senior unsecured obligations
                                                of Elan Capital and will rank equally in right of
                                                payment with all other unsecured and
                                                unsubordinated indebtedness of Elan Capital. The
                                                Notes will be subject to Payment Blockages (as
                                                defined below) under certain circumstances.

RANKING OF GUARANTEE........................    Except as set forth below, the Guarantee will
                                                be an unsecured and unsubordinated obligation of
                                                Elan and will rank equally in right of payment
                                                with all other unsecured and unsubordinated
                                                indebtedness of Elan, including, but not limited
                                                to, Elan's obligations under its guarantee of the
                                                7 1/4% Senior Notes due 2008 issued by Athena
                                                Neurosciences Finance, LLC, a wholly owned
                                                subsidiary of Elan (the "ATHENA NOTES").

                                        8






                                                Elan's guarantee will rank subordinate in right of
                                                payment to:

                                                o Elan's obligations in connection with its
                                                guarantees of US$450 million in aggregate principal
                                                amount of 9.56% Guaranteed Notes due 28 June 2004
                                                issued by its indirect subsidiary, Elan
                                                Pharmaceutical Investments II, Ltd. (the "EPIL II
                                                NOTES");

                                                o Elan's obligations in connection with its
                                                guarantee of US$390 million in aggregate principal
                                                amount of Series B and Series C Guaranteed Notes due
                                                15 March 2005 issued by Elan's indirect subsidiary,
                                                Elan Pharmaceutical Investments III, Ltd. (the "EPIL
                                                III NOTES"); and

                                                o any EPIL Refinancing Indebtedness (as defined
                                                below under "Description of the Guaranteed
                                                Convertible Notes of Elan Capital and Guarantee of
                                                Elan") (collectively, "GUARANTOR SENIOR DEBT"),

                                                in each case, as described below under "Description
                                                of the Guaranteed Convertible Notes of Elan Capital
                                                and Guarantee of Elan -- Limited Subordination of
                                                Guarantee".

                                                In addition to the above, Elan's guarantee will be
                                                effectively subordinated to all of Elan's secured
                                                indebtedness, to the extent of the value of the
                                                assets securing that indebtedness, and to all
                                                obligations of Elan's subsidiaries, including trade
                                                payables. As at 30 June 2003, Elan had no secured
                                                indebtedness outstanding and approximately US$840
                                                million Guarantor Senior Debt outstanding and Elan's
                                                subsidiaries had approximately US$2,661.5 million in
                                                aggregate indebtedness and other balance sheet
                                                liabilities outstanding, excluding inter-company
                                                liabilities. The Guarantee will be subject to
                                                Payment Blockages under certain circumstances.

PAYMENT BLOCKAGE ON NOTES AND
  GUARANTEE.................................    Elan and Elan Capital will, in the Indenture,
                                                be prohibited from making, directly or
                                                indirectly, any payments or distributions of any
                                                kind or character with respect to any obligations
                                                on, or relating to, the Guarantee or the Notes,
                                                or acquiring any Notes for cash, property or
                                                otherwise (a "PAYMENT BLOCKAGE"), if any default
                                                or event of default on any Guarantor Senior Debt
                                                occurs and is continuing. Payments and
                                                distributions with respect to any obligations on,
                                                or with respect to, the Guarantee and the Notes
                                                may and shall be resumed on the date all such
                                                defaults or events of defaults under the EPIL
                                                Agreements (as defined herein) are cured or
                                                waived or ceased to exist. A Payment Blockage
                                                will not prohibit conversions of the Notes. See
                                                "Description of the Guaranteed Convertible Notes
                                                of Elan Capital and Guarantee of Elan -- Payment
                                                Blockages of Guarantee."

CERTAIN COVENANTS...........................    The Indenture imposes certain limitations on
                                                the ability of Elan, Elan Capital and/or the
                                                other subsidiaries of Elan to, directly or
                                                indirectly, incur liens, enter into sale and
                                                leaseback transactions, amend, supplement or
                                                otherwise modify the Indenture or the Notes or
                                                certain other outstanding indebtedness and
                                                obligations, discharge or defease or purchase,
                                                redeem prepay or otherwise acquire or retire for
                                                value certain indebtedness (including the Notes),
                                                pay dividends, redeem, purchase or otherwise
                                                acquire or retire for value capital stock, engage
                                                in asset sales, make investments in Elan Capital
                                                and, with respect

                                        9





                                                to Elan Capital, conduct any business,
                                                incur any indebtedness or lien or
                                                consolidate or amalgamate with or merge
                                                into any person or convey, transfer or
                                                lease Elan Capital's properties and assets
                                                as an entirety or substantially as an
                                                entirety. These limitations are subject to
                                                a number of important qualifications and
                                                exceptions more fully described under
                                                "Description of the Guaranteed Convertible
                                                Notes of Elan Capital and Guarantee of
                                                Elan".

NON-PAYMENT.................................    The Notes will contain a default provision
                                                covering failure to pay principal, premium,
                                                interest or Additional Amounts (as defined below)
                                                in respect of the Notes, irrespective of whether
                                                or not the failure to pay is the result of a
                                                Payment Blockage, as further described in
                                                "Description of the Guaranteed Convertible Notes
                                                of Elan Capital and Guarantee of Elan -- Events
                                                of Default".

CROSS DEFAULT AND CROSS
  ACCELERATION..............................    The Notes will contain a cross default and a
                                                cross acceleration provision as further described
                                                in "Description of the Guaranteed Convertible
                                                Notes of Elan Capital and Guarantee of Elan --
                                                Events of Default".

OTHER EVENTS OF DEFAULT.....................    For a description of certain other events that
                                                will permit acceleration of the Notes, see
                                                "Description of the Guaranteed Convertible Notes
                                                of Elan Capital and Guarantee of Elan -- Events
                                                of Default". If certain of the events that will
                                                permit acceleration occur and are continuing,
                                                then either the Trustee or the holders of at
                                                least 25% of the aggregate principal amount of
                                                the outstanding Notes may declare the Notes to be
                                                immediately due and payable at their principal
                                                amount together with accrued interest. Any such
                                                acceleration will constitute a default or event
                                                of default under the EPIL Agreements and could
                                                result in a Payment Blockage.

               MATURITY, INTEREST, CONVERSION AND EARLY REDEMPTION

ISSUE PRICE.................................    100%.

MATURITY DATE...............................    Unless previously redeemed, converted, or
                                                purchased and cancelled, the Notes will mature on
                                                10 November, 2008.

INTEREST....................................    The Notes will bear interest at
                                                6.50% per annum payable
                                                semi-annually in arrears on 10
                                                May and 10 November in each
                                                year.

CONVERSION RATIO............................    134.7709 ADSs (or 134.7709 Ordinary Shares) per
                                                US$1,000 principal amount of Notes, subject to
                                                adjustment as described in "Description of the
                                                Guaranteed Convertible Notes of Elan Capital and
                                                Guarantee of Elan -- Conversion into Elan's ADSs
                                                or Ordinary Shares".

CONVERSION RIGHT............................    The holder of each Note has the right to
                                                convert such Note into fully-paid ADSs (or, at
                                                the option of the holder, Ordinary Shares) at any
                                                time during the conversion period. The number of
                                                ADSs or Ordinary Shares to be delivered upon
                                                conversion shall be determined by the conversion
                                                ratio in effect on the conversion date.

                                       10





CONVERSION PERIOD...........................    The period beginning on and including the 120th
                                                day after the Issue Date and ending on and
                                                including the earlier to occur of:

                                               (1)       the close of business
                                                         on the seventh business
                                                         day before 10 November
                                                         2008;

                                               (2)       in the case of Notes
                                                         called for redemption,
                                                         the close of business
                                                         on the seventh business
                                                         day preceding the
                                                         redemption date; and

                                               (3)       in the case of Notes
                                                         submitted for purchase
                                                         upon the occurrence of
                                                         a change of control, at
                                                         the close of business
                                                         on the purchase date.

REDEMPTION AT THE OPTION OF THE
  ISSUER....................................    On giving not less than 30 or more than 45
                                                days' notice to the Trustee and the holders of
                                                the Notes ("NOTEHOLDERS"), Elan Capital may, at
                                                any time after 1 December 2006, redeem the Notes,
                                                in whole or in part, at a redemption price equal
                                                to 100% of the Notes' aggregate principal amount
                                                plus accrued and unpaid interest and additional
                                                amounts (as defined below) with respect to such
                                                Notes to, but excluding, the redemption date;
                                                provided that, within a period of 30 consecutive
                                                trading days ending five trading days prior to
                                                the date on which the relevant notice of
                                                redemption is given as provided above, the
                                                official closing price per share of the ADSs on
                                                the New York Stock Exchange for 20 trading days
                                                shall have been at least 150% of the conversion
                                                price deemed to be in effect on each of such
                                                trading days. For this purpose, "redemption date"
                                                means the date specified in the redemption notice
                                                as the date on which the relevant redemption will
                                                take place, and the "conversion price" deemed to
                                                be in effect on any trading day equals the
                                                reciprocal of the exchange ratio in effect on
                                                that day.

                                                Elan Capital will be prohibited
                                                from redeeming the Notes at any
                                                time any EPIL II Notes or EPIL
                                                III Notes are outstanding.

                    ANTI-DILUTION PROVISIONS; CHANGE OF CONTROL; TAX REDEMPTION

ANTI-DILUTION PROVISIONS....................    The Notes will contain provisions for the
                                                adjustment of the conversion ratio in the event
                                                of the occurrence of certain dilutive events
                                                including, without limitation, distributions or
                                                dividends to holders of Shares and above market
                                                purchases of Shares as further described in
                                                "Description of the Guaranteed Convertible Notes
                                                of Elan Capital and Guarantee of Elan --
                                                Adjustment of Conversion Ratio".

CHANGE OF CONTROL...........................    A change of control occurs (in certain
                                                circumstances) when:

                                                (i)  a person other than Elan or its
                                                     subsidiaries discloses that such
                                                     person has become the beneficial
                                                     owner of 50% or more of the total
                                                     voting power of all classes of
                                                     Elan's capital stock; or

                                                (ii) there shall be a consolidation or
                                                     merger of Elan;

                                                provided that a change of
                                                control will not be deemed to
                                                have occurred if all the
                                                consideration received in the
                                                transaction consists of publicly
                                                traded securities and the Notes
                                                become exchangeable into such
                                                publicly traded securities.

                                       11





CONVERSION RATIO ADJUSTMENT UPON
  CHANGE OF CONTROL.........................    In the event a holder of Notes exercises such
                                                holder's conversion rights within 90 days
                                                following a change of control, the conversion
                                                ratio shall be as described below (adjusted for
                                                any dilution event occurring prior to the change
                                                of control), provided that if the change of
                                                control occurs after 15 March 2005, the
                                                conversion ratio below shall only apply if cash
                                                consideration (as defined in the Indenture and
                                                including all types of consideration except
                                                listed equity securities) constitutes more than
                                                35% of the total consideration:

                                                                                       CONVERSION RATIO PER US$1,000
                                                DATE OF CHANGE OF CONTROL              PRINCIPAL AMOUNT OF THE NOTES
                                                Issue date to 10 November 2004                   179.6134
                                                10 November 2004 to 10
                                                November 2005                                    161.6808
                                                10 November 2005 to 10
                                                November 2006                                    147.0040
                                                10 November 2006 to 10
                                                November 2007                                    142.6864
                                                10 November 2007 to Maturity                     138.6153


                                                Such adjustment to the conversion ratio is
                                                further described in "Description of the
                                                Guaranteed Convertible Notes of Elan
                                                Capital and Guarantee of Elan --
                                                Adjustment of Conversion Ratio".

CHANGE OF CONTROL PUT.......................    If a change of control of Elan occurs after 15
                                                March 2005, the holders of the Notes shall have
                                                the right, at such holders' option, on a date
                                                that is within ninety (90) business days after
                                                the occurrence of the change of control to
                                                require Elan to purchase the Notes at a purchase
                                                price equal to 100% of the Notes' aggregate
                                                principal amount, plus accrued and unpaid
                                                interest, with respect to such Notes to, but
                                                excluding, the purchase date.

PAYMENT OF
  ADDITIONAL AMOUNTS.........................   Subject to certain exceptions, Elan Capital or
                                                Elan, as the case may be, will pay to holders of
                                                the Notes such additional amounts as may be
                                                necessary in order that every net payment of the
                                                principal, premium, if any, change of control
                                                purchase price, redemption price or interest, or
                                                delivery of Shares (including cash in lieu of
                                                fractional Shares) in respect of any Notes, after
                                                deduction or withholding for or on account of any
                                                present or future tax, assessment or other
                                                governmental charge imposed upon or as a result
                                                of such payment by (i) Bermuda or Ireland, (ii)
                                                any jurisdiction from or through which payment is
                                                made, or (iii) any other jurisdiction in which
                                                Elan Capital or the Guarantor is organised or
                                                otherwise considered to be a resident for tax
                                                purposes or (iv) in respect of any of the
                                                jurisdictions in (i) to (iii), any political
                                                subdivision or governmental authority thereof or
                                                therein having the power to tax, will not be less
                                                than the amount provided for in such Notes to be
                                                then due and payable. This is further described
                                                in "Description of the Guaranteed Convertible
                                                Notes of Elan Capital and Guarantee of Elan --
                                                Payment of Additional Amounts".

TAX REDEMPTION..............................    The Notes will contain a tax redemption
                                                provision, as further described
                                                in "Description of the
                                                Guaranteed Convertible Notes of
                                                Elan Capital and Guarantee of
                                                Elan -- Tax Redemption".

                                                Elan Capital will be prohibited
                                                from redeeming the Notes at any
                                                time any EPIL II Notes or EPIL
                                                III Notes are outstanding.

                                       12


                          DESCRIPTION OF THE GUARANTEED
             CONVERTIBLE NOTES OF ELAN CAPITAL AND GUARANTEE OF ELAN

     The Notes will be issued under an indenture (the "INDENTURE") dated the Issue Date between Elan Capital, as Issuer, Elan, as Guarantor, and The Bank of New York, as trustee (the "TRUSTEE"). A copy of the Indenture will be made available to prospective investors in the Notes upon request to Elan Capital, and is available for inspection during normal business hours at the corporate trust office of the Trustee. The following discussion describes the Indenture and summarises some of its provisions but does not describe every aspect of the Notes or the Indenture. You should refer to the actual Indenture for a complete description of its provisions and the definitions of terms used therein. This discussion provides only the definitions for some of the more important terms in the Indenture. Whenever this discussion refers to particular defined terms of the Indenture, those defined terms are incorporated by reference into this discussion.

GENERAL

     The Notes will mature on 10 November 2008 (unless earlier redeemed, repurchased or converted) and will bear interest at a rate of 6.50% per annum. Interest on the Notes will accrue from 10 November 2003 or from the most recent interest payment date to which interest has been paid or duly provided for. In each case, Elan Capital:

     o will pay interest on the Notes semi-annually in arrears on 10 May and 10 November of each year, commencing 10 May 2004;

     o will pay interest to the person in whose name a Note is registered at the close of business on the 1 May or 1 November preceding the interest payment date;

     o will compute interest on the basis of a 360-day year consisting of twelve 30-day months; and

     o will make payments of principal and interest to owners of book-entry interests (as described below) in accordance with the procedures of Euroclear S.A./N.V., as operator of the Euroclear System (hereinafter "EUROCLEAR"), Clearstream Banking, societe anonyme (each, a "CLEARING AGENCY" and together, with Euroclear, the "CLEARING AGENCIES"), and their respective participants in effect from time to time.

     If any interest payment date or maturity or redemption date falls on a day that is not a business day, the required payment shall be made on the next business day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable from and after such interest payment date or maturity or redemption date, as the case may be, to such next business day.

     Elan Capital will issue the Notes only in fully registered form, without coupons, in denominations of US$1,000 and any integral multiple thereof. Elan Capital has made application for (i) the Notes to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities and (ii) the Notes to be admitted to the ISE Official List.

     Principal, premium, if any, interest and additional amounts, if any, with respect to the Notes will be paid in US$ and will be payable at the office or agency maintained by Elan Capital for such purposes, initially the corporate trust office of The Bank of New York or another office or agency maintained by it for that purpose in each of the City of New York, London and Ireland. Interest on Notes issued in registered form will be payable on any interest payment date to the persons in whose names the Notes are registered at the close of business on the regular record date with respect to the interest payment date. Elan Capital may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that Elan Capital will be required to maintain a paying agent in each place where the principal of, any premium or interest on, or any additional amounts with respect to, the Notes are payable (which place shall include London so long as the Notes are admitted to the Official List and admitted to trading on the London Stock Exchange's market for listed securities, and Ireland so long as the Notes are admitted to the ISE Official List).

     The Notes may be presented for transfer, duly endorsed or accompanied by a written instrument of transfer, if so required by Elan Capital or the security registrar, or exchanged for other Notes of the same series, containing identical terms and provisions, in any authorised denominations, and of a like aggregate principal amount, at the office or agency maintained by Elan Capital for such purposes, initially the corporate trust office of The Bank of New York or another office or agency maintained by it for such purpose in each of the City of New York, London and Ireland. The transfer or exchange will be made without service charge, but Elan Capital may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses then payable.

Elan Capital will not be required to:

     o issue, register the transfer of, or exchange the Notes during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of the Notes and ending at the close of business on the day of the mailing; or

     o register the transfer of, or exchange, any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

     In addition, as described in greater detail under "Subscription and Sale", certain restrictions may apply to transfers of Notes to US persons.

     Elan Capital will appoint the Trustee as the initial security registrar, to act as agent for Elan Capital in maintaining the register of the Notes. Elan Capital may also designate a transfer agent and may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that Elan Capital will be required to maintain a transfer agent in each place where the principal of, any premium or interest on, or any additional amounts (as defined below) with respect to, the Notes are payable (which place shall include London so long as the Notes are admitted to the Official List and admitted to trading on the London Stock Exchange's market for listed securities and Ireland so long as the Notes are admitted to the ISE Official List).

     Except to the extent described below under the headings "-- Covenants Applicable to the Notes -- Limitation on Liens" and "-- Limitation on Activities of Elan Capital" and "-- Change of Control Permits Purchase of Notes at the Option of the Holder," the Indenture does not contain any provisions that would limit the ability of Elan or any of its subsidiaries to incur indebtedness or that would afford holders of the Notes protection in the event of a sudden and significant decline in the credit quality of Elan or a takeover, recapitalisation or highly leveraged or similar transaction involving Elan. Accordingly, Elan or any of its subsidiaries could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect the capital structure or credit rating of Elan.

     The Notes are not entitled to any sinking fund.

RANKING OF NOTES AND OF GUARANTEE

     The Notes will be senior unsecured obligations of Elan Capital and will rank equally in right of payment with all other unsecured and unsubordinated indebtedness of Elan Capital. Except as described below, the Guarantee will be an unsecured and unsubordinated obligation of Elan and will rank equally in right of payment with all other unsecured and unsubordinated indebtedness of Elan, including but not limited to, Elan's obligations in connection with its guarantee of the Athena Notes. The Elan guarantee will rank subordinate in right of payment to:

     (a) Elan's obligations in connection with its guarantee of the EPIL II Notes (as defined below);

     (b) Elan's obligations in connection with its guarantee of the EPIL III Notes (as defined below); and

     (c) any EPIL Refinancing Indebtedness (as defined below) (the obligations referred to in (a), (b) and (c) are collectively referred to as the "GUARANTOR SENIOR DEBT"),

in each case, as described below under "-- Limited Subordination of the Guarantee."

     Notwithstanding the above, the Guarantee will be effectively subordinated to all of Elan's secured indebtedness, to the extent of the value of the assets securing that indebtedness, and to all obligations of Elan's subsidiaries, including trade payables. Those subsidiaries account for substantially all of Elan's operations and assets. As at 30 June 2003, Elan had no secured indebtedness outstanding and approximately US$840 million of Guarantor Senior Debt outstanding, and Elan's subsidiaries had approximately US$2,661.5 million in aggregate indebtedness and other balance sheet liabilities outstanding, excluding inter-company liabilities. See "Risk Factors -- Limited Subordination of Guarantee; Payment Blockage" and "Risk Factors -- Effective Subordination of Notes and Guarantee."

CONVERSION INTO ELAN'S ADSS OR ORDINARY SHARES

     The holders of Notes are entitled at any time on or after the opening of business on the 120th day after the Issue Date and on or prior to the close of business on the seventh business day prior to the

Maturity Date of the Notes, subject to prior redemption or repurchase, to convert any Notes or portions thereof (in denominations of US$1,000 or integral multiples of US$1,000) into Elan's ADSs (or, at the option of the holder, Ordinary Shares) at the ratio of 134.7709 ADSs (or 134.7709 Ordinary Shares) per US$1,000 principal amount of Notes (the "CONVERSION RATIO"), subject to adjustment as described below. Elan is not required to issue fractional ADSs or Ordinary Shares upon conversion of Notes and, in lieu of such fractional ADSs or Ordinary Shares, Elan will at its option and subject to certain conditions, either (a) pay a cash adjustment in US$ based upon the current market price (as defined below) of its ADSs on the New York Stock Exchange on the last trading day immediately preceding the date of conversion or (b) round up the number of ADSs or Ordinary Shares, as the case may be, issuable upon conversion of such Notes to the nearest whole share.

     Except as described below, Elan Capital will not make any payment or other adjustment on conversion of any Notes for interest accrued on such Notes or for dividends on any Ordinary Shares issued. If Notes are converted after the close of business on a record date for the payment of interest and prior to the opening of business on the next succeeding interest payment date, such Notes must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted (unless the Notes have been called for redemption or have been tendered for repurchase under a change of control put (as defined below) during the period from the close of business on a record date for the payment of interest and ending on the opening of business on the first business date after the next interest payment date, in which case such Notes need not be accompanied by such funds). In other words, unless the exception in the preceding sentence applies, if you surrender Notes for conversion on a date that is not an interest payment date, you will not receive any interest for the period from the interest payment date next preceding the date of conversion to the date of conversion, or for any later period.

     In the case of Notes called for redemption, conversion rights will expire at the close of business on the seventh business day preceding the date fixed for redemption, and in the case of Notes tendered pursuant to a change of control put, conversion rights will expire at the close of business on the date specified as the change of control purchase date (as defined below) (or such earlier date as the holder presents such Note for redemption or repurchase), unless Elan Capital defaults in the payment of the redemption price (as defined below), or the change of control purchase price (as defined below), as the case may be, in which case the conversion right will terminate at the close of business on the date such default is cured. If a holder of Notes has tendered Notes for purchase upon a change of control (as defined below), the holder may only convert the Notes into ADSs or Ordinary Shares if the holder withdraws the Notes tendered prior to the close of business on the change of control purchase date.

     The right of conversion attaching to any Note in physical form may be exercised by the holder by delivering the Note at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion, together with any funds that may be required. Such notice of conversion can be obtained from the Trustee. Beneficial owners of interests in a global note may exercise their right of conversion by delivering to the relevant Clearing Agency the appropriate instruction form for conversion pursuant to such Clearing Agency's conversion programme, deliver or cause to be delivered, by book-entry delivery an interest in such global note, furnish appropriate endorsements and transfer documents if required by Elan Capital or the Trustee, and pay any funds that may be required. The conversion date will be the date on which all of the requirements for conversion set forth above shall have been satisfied. A holder delivering a Note for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of ADSs or Ordinary Shares on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of ADSs or Ordinary Shares in a name other than the holder of the Note. Certificates representing ADSs or Ordinary Shares will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

     Elan Capital shall be entitled, upon the exercise of conversion rights by a Noteholder in lieu of the issue and delivery of ADSs (if such holder elects to receive ADSs upon conversion) or Ordinary Shares (if such Noteholder elects to receive Ordinary Shares upon conversion) to pay a cash amount (a "CASH ALTERNATIVE") in US$ on the Notes. The cash amount relating to an ADS or Ordinary Share shall be equal to the current market price on the ninth trading day following the conversion date. Such cash amount relating to an ADS or Ordinary Share shall be multiplied by the number of ADSs or Ordinary Shares, as the case may be, that a holder of Notes is entitled to have delivered. Such payment shall be effected in the manner provided in the Indenture not later than ten trading days following the relevant conversion date. If the payment has not been effected by such date, the right of the holder of Notes to receive delivery of ADSs or Ordinary Shares shall continue notwithstanding the conditions of this paragraph. Elan shall inform the Trustee and the relevant Noteholder within three trading days after the conversion date of its election to pay such Noteholder a cash alternative.

     "CURRENT MARKET PRICE" means, at a particular date, the arithmetical mean of the sale prices (as defined below) of the ADSs for each of the five consecutive trading days (as defined below) preceding and ending on the trading day immediately preceding such date. If no such sale prices are available, the current market price on such date shall be the fair value of an Ordinary Share as reasonably determined in good faith by the board of directors of Elan, whose determination shall be conclusive evidence of such fair market value and which shall be evidenced by an officer's certificate of Elan delivered to the Trustee.

     "SALE PRICE" means, at any date, the volume-weighted average trading prices of the ADSs on the New York Stock Exchange or the Nasdaq National Market System, as applicable, on such date, or, if the ADSs are not listed or admitted for trading on the New York Stock Exchange or the Nasdaq National Market System on such date, the volume-weighted average trading prices of the Ordinary Shares on such date on the principal securities exchange on which the Ordinary Shares are listed or admitted for trading on such date and, if the prices on such exchange are quoted in a currency other than the US$, such price shall be converted into US$ at the mid-market spot exchange rate as of the close of business on the business day immediately preceding such date, as published in a widely recognised source selected by Elan.

     Elan shall not deliver a notice electing to, and shall not, directly or indirectly, pay a cash alternative at any time any Existing EPIL Indebtedness is outstanding.

ADJUSTMENT OF CONVERSION RATIO

     Whether or not the Ordinary Shares are represented by ADSs, the conversion ratio will be adjusted if, after the Issue Date:

     (1) Elan (i) pays a dividend or makes a distribution to all or substantially all holders of Ordinary Shares payable in Ordinary Shares or (ii) pays a dividend or makes a distribution to all or substantially all holders of Ordinary Shares in shares of its capital stock (as defined below) of Elan (other than Ordinary Shares or ADSs or rights, warrants or options to subscribe for or purchase capital stock);

     (2) a tender offer made by Elan or any of its subsidiaries for all or a portion of the Ordinary Shares shall expire and such tender offer (including any amendment thereto in effect immediately prior to the expiration thereof) shall require the payment to shareholders of consideration per Ordinary Share having a fair market value that, as of the last time tenders may be made pursuant to such tender or exchange offer (the "EXPIRATION TIME"), exceeds 105% of the sale price on the trading day next succeeding the Expiration Time;

     (3) Elan causes certain subdivisions, combinations or reclassifications of its Ordinary Shares;

     (4) Elan distributes any rights, warrants or options to all or substantially all holders of its Ordinary Shares entitling them, for a period expiring within 60 days after the Record Date (as defined below), to subscribe for or purchase ADSs or Ordinary Shares at a price per Share less than the Average Sale Price (as defined below) (converted, if necessary, from the currency in which such purchase may be made to US$ at the mid-market spot exchange rate as of the close of business on the business day immediately preceding the Record Date, as published in a widely recognised source selected in good faith by
          Elan); and

     (5) Elan distributes to all or substantially all holders of its Ordinary Shares any of its assets, cash (including, without limitation, ordinary cash dividends and extraordinary cash dividends) or debt securities or any rights, warrants or options to purchase securities of Elan (including securities of any Person other than Elan, (excluding dividends, distributions and rights, warrants or options referred to in clauses (1) and (4) above)).

     In connection with any event described in clauses (1) or (3) of the immediately preceding paragraph, the conversion ratio in effect immediately prior to such action shall be adjusted so that the holder of a Note thereafter converted may receive the number of Ordinary Shares (or ADSs) or other units of capital stock of Elan which such holder would have owned immediately following such action if such holder had converted the Note immediately prior to such action.

     The adjustment shall become effective immediately after the record date in the case of a dividend or distribution and immediately after the effective date in the case of a subdivision, combination or reclassification.

     If, after an adjustment, a holder of a Note upon conversion of such Note may receive shares or other units of two or more classes or series of capital stock of Elan, the conversion ratio shall thereafter be subject to adjustment upon the occurrence of an action taken with respect to any such class or series of capital stock as is contemplated by this "-- Adjustment of Conversion Ratio" section with respect to the Ordinary Shares, on terms comparable to those applicable to Ordinary Shares in this "-- Adjustment of Conversion Ratio" section.

     In connection with any event described in clause (2) of the first paragraph under "-- Adjustment of Conversion Ratio", the conversion rate shall be adjusted in accordance with the following formula:

          R' = R x  F + (N x M)
                    -----------
                       O x M

where:

          R' = the adjusted conversion ratio.

          R = the current conversion ratio in effect immediately prior to the close of business on the date of the Expiration Time.

          M = the sale price on the trading day next succeeding the Expiration
              Time.

          O = the number of Ordinary Shares outstanding (including all Ordinary
              Shares so tendered) at the Expiration Time.

          N = the number of Ordinary Shares outstanding (less any Purchased
              Shares, as defined below) at the Expiration Time.

          F = the fair market value of the aggregate consideration payable to holders of Ordinary Shares based upon the acceptance (up to a maximum specified in the terms of the tender offer) of all Ordinary Shares validly tendered and not withdrawn as of the Expiration Time (the Ordinary Shares so accepted, up to any such maximum, being referred to as the "PURCHASED SHARES").

     The adjustment shall become effective immediately prior to the opening of business on the day after the Expiration Time. Fair market value shall be reasonably determined in good faith by the board of directors of Elan. No adjustment shall be made pursuant to clause (2) of the first paragraph under "-- Adjustment of Conversion Ratio" if the application of the formula stated above would result in a value of R' that is equal or less than the value of R.

     For purposes of clause (2) of the first paragraph under "-- Adjustment of Conversion Ratio" and the related formula above, the term "TENDER OFFER" shall mean and include both tender offers and exchange offers (within the meaning of US federal securities laws), all references to "PURCHASES" of shares in tender offers (and all similar references) shall mean and include both the purchase of shares in tender offers and the acquisition of shares pursuant to exchange offers, and all references to "TENDERED SHARES" (and all similar references) shall mean and include shares tendered in both tender offers and exchange offers.

     In the event that Elan is obliged to purchase Ordinary Shares pursuant to any such shares tender offer, but is permanently prevented by applicable law from effecting any or all such purchases or any or all such purchases are rescinded, the conversion ratio shall again be adjusted to be the conversion ratio which would have been in effect based upon the number of shares actually purchased.

     In connection with any event described in clause (4) of the first paragraph under "-- Adjustment of Conversion Ratio", the adjusted conversion ratio shall be calculated pursuant to the following formula:

             R' = R x     (O + N)
                     -----------------
                     (O + (N x P) / M)

where:

             R'= the adjusted conversion ratio.

             R = the conversion ratio in effect immediately prior to
                 the close of business on the Record Date (as defined below).

             O = the number of Ordinary Shares (whether or not represented by
                 ADSs) outstanding at the close of business on the Record Date.

             N = the number of additional Ordinary Shares (whether or not represented by ADSs) that may be offered upon exercise of the rights, warrants or options offered pursuant to the distribution.

             P = the subscription or purchase price per share of such additional
                 Ordinary Shares.

             M = the Average Sale Price on the Record Date.


     The adjustment shall become effective immediately after the record date for the determination of shareholders entitled to receive the rights, warrants or options to which clause (4) of the first paragraph under "-- Adjustment of Conversion Ratio" applies (for purposes of such clause (4) and the related formula only, the "RECORD DATE"). If all of the ADSs or Ordinary Shares subject to such rights, warrants or options have not been issued when such rights, warrants or options expire, then the conversion ratio shall promptly be readjusted to the conversion ratio which would then be in effect had the adjustment upon the issuance of such rights, warrants or options been made on the basis of the actual number of ADSs or Ordinary Shares issued upon the exercise of such rights, warrants or options. No adjustment shall be made under clause (4) of the first paragraph under "-- Adjustment of Conversion Ratio" if the application of the formula stated above would result in a value of R' that is equal to or less than the value of R.

     In connection with any event described in clause (5) of the first paragraph under "-- Adjustment of Conversion Ratio", the adjusted conversion ratio shall be calculated pursuant to the following formula:

             R' = R x   M
                      -----
                      M - F

where:

             R'= the adjusted conversion ratio.

             R = the current conversion ratio in effect immediately prior to the Record Date
                 (as defined below).

             M = the Average Sale Price on the Record Date.

             F = the cash, if any, and the fair market value on the
                 Record Date of the assets, securities, rights, warrants or options to be distributed in respect of each Ordinary Share in the distribution to which clause (5) of the first paragraph under "-- Adjustment of Conversion Ratio is being applied (including, in the case of cash dividends or other cash distributions giving rise to an adjustment, all such cash distributed concurrently).


     For purposes of clause (5) of the first paragraph under "-- Adjustment of Conversion Ratio" and the related formula, fair market value shall be reasonably determined in good faith by the board of directors of Elan. The adjustment shall become effective immediately after the record date for the determination of shareholders entitled to receive the distribution to which clause (5) of the first paragraph under "-- Adjustment of Conversion Ratio" applies (for purposes of such clause (5) and the related formula only, the "RECORD DATE").

     The adjustments made pursuant to clause (5) of the first paragraph under "-- Adjustment of Conversion Ratio" and the related formula shall be made irrespective of whether the application of the formula stated above would result in a value of R' that is less than the value of R.

     Notwithstanding the foregoing, no adjustment of the conversion ratio need be made (i) if holders may participate in the transactions otherwise giving rise to an adjustment on a basis and with notice that the board of directors of Elan determines to be fair and appropriate, or (ii) unless it would result in a change in the conversion ratio of at least one percent (any such adjustment not made to be taken into account in subsequent adjustments).

     If Elan is party to a consolidation, merger or binding share exchange or a sale or conveyance as an entirety or substantially as an entirety of Elan's property and assets which is otherwise permitted under the terms of the Indenture, pursuant to which the Ordinary Shares are converted into the right to receive other securities, cash or other assets, then, subject to the proviso below, the right to convert a Note into ADSs or Ordinary Shares will be transformed into a right to convert such Note for the kind and amount of securities, cash or other assets which the holder would have received if the holder had converted such holder's Notes immediately prior to such consolidation, merger, exchange or transfer; provided that, if such consolidation, merger, exchange or transfer constitutes a change of control pursuant to which, during the 90 days following such transaction, the conversion ratio is determined as provided in the next succeeding paragraph, the holder shall, in connection with any conversion occurring during such 90 day period, be deemed to have converted such holder's Notes at the conversion ratio determined therein, and provided, further, that if any part of the total consideration paid in connection with such consolidation, merger, exchange or transfer consists of "listed equity securities" (as defined in the Indenture), the right to convert a
Note into Shares will, from and after the 91st day after such change of control, be transformed into a right to convert such Note into a number of such listed equity securities equal to the sum of (i) the number of listed equity securities which the holder would have received if the holder had converted such Note immediately prior to such change of control and (ii) a number of listed equity securities having a market value of the total consideration (as defined in the Indenture) (excluding listed equity securities referred to in clause (i) of this sentence) which the holder would have received if the holder had converted such
Note immediately prior to such change of control. For purposes of this paragraph, fair market value shall be reasonably determined in good faith by the board of directors of Elan, whose determination shall be conclusive evidence of such fair market value and which shall be evidenced by an Elan officer's certificate delivered to the Trustee.

     Upon any conversion occurring on a conversion date within 90 days following a change of control in connection with which the cash consideration (as defined in the Indenture) constitutes (x) in the case of a change of control occurring on or before 15 March 2005, any part of the total consideration or (y) in the case of a change of control occurring after 15 March 2005, more than 35% of the total consideration, the conversion ratio shall be determined as follows:



                                                          CONVERSION RATIO PER US$1,000 PRINCIPAL
CONVERSION DATE                                                        AMOUNT OF THE NOTES
  On or before 10 November 2004.......................                     179.6134
  Thereafter, but on or before, 10 November 2005......                     161.6808
  Thereafter, but on or before, 10 November 2006......                     147.0040
  Thereafter, but on or before, 10 November 2007......                     142.6864
  Thereafter, and until the Stated Maturity...........                     138.6153


     Conversion ratios determined in accordance with the previous paragraph shall be subject to the other conversion adjustments set forth under this "-- Adjustment of Conversion Ratio" section.

     Elan from time to time may increase the conversion ratio by any amount for any period of time if the period is at least 20 days and if the increase is irrevocable during the period, if Elan's board of directors determines that such increase would be in the best interest of Elan and Elan provides at least 15 days' prior written notice of any such increase in the conversion ratio to the Trustee and the holders. The notice shall state the increased conversion ratio and the period it will be in effect, which period shall be at least 20 days.

     Except as set forth above, no adjustment to the conversion ratio will be made for the issuance of Ordinary Shares, ADSs or any securities convertible, exercisable or exchangeable for Ordinary Shares or ADSs or the right to purchase Ordinary Shares, ADSs or such convertible, exercisable or exchangeable securities.

     Notwithstanding the subordination provisions of the Indenture, the conversion of the Notes (including the payment of cash in lieu of fractional shares) in accordance with the Indenture shall not be deemed to constitute a payment or distribution by or on behalf of Elan or any other person on its or their behalf with respect to any obligation of Elan from time to time owing to the holders or the Trustee under the Indenture or the Notes (such obligations, "GUARANTEE OBLIGATIONS") or an acquisition of the Notes for cash property or otherwise. Further, nothing in the Indenture or in the Notes shall impair, as among Elan, its creditors other than the holders of Guarantor Senior Debt, and the Holders, the right, which is absolute and unconditional, of the Holder of any Note to convert such Note in accordance with the Indenture.

GLOBAL SECURITIES

     The Notes will be initially evidenced by the Global Security in fully registered form. The Global Security will be deposited with and registered in the name of a Common Depositary (or its nominee) (the "COMMON DEPOSITARY") for the Clearing Agencies. The Global Security initially evidencing the Notes will bear the Regulation S Legend (as defined in the Indenture).

     As long as a Global Security evidencing the Notes is on deposit with the Clearing Agency or any of their respective successors, then:

     (1) any holder wishing to acquire, hold or transfer an interest in respect of the Notes must do so through an account with a Clearing Agency or any of their respective successors or another securities intermediary holding an equivalent interest in respect of the Notes directly or indirectly through a Clearing Agency or any of its successors;

     (2) there will be one or more securities intermediaries standing between each such accountholder and the underlying Notes;

     (3) Elan Capital, Elan, the Trustee and any agent thereof will have the right to treat the Clearing Agencies or their respective successors or agents as the holders exclusively entitled to receive interest and other payments or property in respect of or in exchange for or upon conversion of the Notes (including the ADSs or Ordinary Shares issuable upon conversion of the Notes) and otherwise to exercise all the rights and powers with respect to any Note;

     (4) Elan Capital's and/or Elan's obligation to make payments of interest and principal and other amounts with respect to any Note shall be discharged at the time payment in the appropriate amount is made in accordance with the Indenture to a Clearing Agency or its successor or agent;

     (5) Elan's obligation to deliver ADSs or Ordinary Shares upon the exercise by a holder of Notes of its conversion rights shall be discharged at the time (A) book entry positions representing such ADSs or Ordinary Shares are delivered by the Trustee to a Clearing Agency or its successor or agent in accordance with the Indenture or, as the case may be, ADSs or Ordinary Shares are delivered by the Trustee on Elan's behalf to the Common Depositary for deposit in accordance with the terms of the Indenture or (B) if Elan shall have exercised its right to pay a cash alternative, such payment shall have been made to a Clearing Agency or its successor or agent; and

     (6) any person that acquires, holds or transfers interests in respect of any Note through accounts with a Clearing Agency or with any other financial intermediary will be subject to the laws and contractual provisions governing such person's relationship with such financial intermediary, as well as the laws and contractual provisions governing the relationship between this financial-intermediary and each other financial intermediary, if any, standing between itself and the Global Security evidencing the Notes and the register to determine (A) the legal nature of its interest in respect of any Note and whether such interest is protected against the insolvency of its financial intermediary or any financial intermediary standing between such investor and the underlying Notes and the register, (B) whether a Clearing Agency or its successor, and each other securities intermediary, if any, standing between such person and the underlying Notes and the register, is required to enforce the payment and other terms of the Notes against us or to put its accountholders in a position to do so directly and (C) whether such person's financial intermediary and each financial intermediary, if any, standing between such person and the underlying Notes and the register, is required to pass on to such person the benefits of ownership of any Notes.

     Subject to the conditions stated above, if any Global Security is exchanged for physical certificates in fully registered form each evidencing a single Note or less than the entire issue of Notes, then:

     (1) Elan Capital, Elan, the Trustee and any agent thereof will have the right to treat each registered holder of Notes as the holder and person exclusively entitled to receive interest and other payments or property in respect of, upon conversion of, or in exchange for, the Notes, including the ADSs or Ordinary Shares, and otherwise to exercise all the rights and powers with respect to any Note, subject to the provisions of applicable law;

     (2) Elan Capital's and/or Elan's obligation to make payments of interest and principal and other amounts with respect to the Notes shall be discharged at the time payment in the appropriate amount is made in accordance with the provisions of the Indenture to each such holder of Notes; and

     (3) Elan Capital's and/or Elan's obligations to deliver ADSs or Ordinary Shares upon the exercise by any holder of Notes of its conversion rights shall be discharged at the time the ADSs or Ordinary Shares are delivered to such holder of Notes.

LIMITED SUBORDINATION OF THE GUARANTEE

     The payment of all obligations on or relating to the guarantee is subordinated in right of payment to the prior payment in full in cash, or such payment duly provided for to the satisfaction of the holders of Guarantor Senior Debt, of all Guarantor Senior Debt (whether outstanding on the Issue Date or thereafter incurred). At 30 June 2003, the aggregate amount of Guarantor Senior Debt outstanding was approximately US$840 million. Payments and distributions made pursuant to a trust may only be made in accordance with the provisions of the Indenture, as described under "-- Discharge, Defeasance and Covenant Defeasance".

     Upon any payment or distribution of assets of Elan of any kind or character, whether in cash, securities, property or other assets, to creditors upon any total or partial liquidation, dissolution, winding-up, reorganisation, assignment for the benefit of creditors or marshaling of assets of Elan or in a bankruptcy, examinorship, reorganisation, insolvency, receivership or other similar proceeding relating to Elan or its property, whether voluntary or involuntary, all Guarantor Senior Debt due or to become due shall first be paid in full in cash, or such payment duly provided for to the satisfaction of the holders of Guarantor Senior Debt, before the holders of the Notes shall be entitled to receive any payment or distribution of any kind or character on account of any Guarantee Obligations or for the acquisition of any of the Notes for cash or property or otherwise. Upon any such liquidation, dissolution, winding-up, reorganisation, assignment for the benefit of creditors, marshaling of assets, bankruptcy, examinorship, reorganisation, insolvency, receivership or other similar proceeding, any payment or distribution of assets of Elan of any kind of character, whether in cash, securities, property or other assets, to which the holders of Notes or the Trustee would be entitled, except for the provision hereof, shall be paid by Elan or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, or by the holders of Notes or by the Trustee if received by them, directly to the holders of Guarantor Senior Debt (pro rata to such holders on the basis of the respective amounts of Guarantor Senior Debt held by such holders), as their respective interests may appear, for application to the payment of Guarantor Senior Debt remaining unpaid until all such Guarantor Senior Debt has been paid in full in cash after giving effect to any concurrent payment or distribution to holders of Guarantor Senior Debt.

     Notwithstanding anything to the contrary contained in the Indenture, no amendment or modification to any provisions of the Indenture described under "-- Limited Subordination of the Guarantee" and "-- Payment Blockages of Notes" or the related definitions used therein shall be permitted without the consent of the Required EPIL Holders (as defined below).

     As a result of the provisions of the Indenture described under "-- Limited Subordination of the Guarantee" and "-- Payment Blockages of Notes", in the event of a bankruptcy, liquidation or reorganisation of Elan, holders of the Notes may recover less ratably than creditors of Elan who are holders of Guarantor Senior Debt. See "Risk Factors -- Limited Subordination of Guarantee; Payment Blockage".

PAYMENT BLOCKAGES OF NOTES

     If an EPIL Default (as defined below) occurs and is continuing, then no payment or distribution of any kind or character shall be made (directly or indirectly) by or on behalf of Elan or any other person on their behalf with respect to the Notes or any Guarantee Obligations or to acquire any of the Notes for cash or property or otherwise until such EPIL Default (and all other EPIL Defaults) shall have been cured or waived in accordance with the terms of the EPIL Agreements or ceased to exist or all EPIL Indebtedness with respect to which any EPIL Default has occurred and is continuing, shall have been paid in full in cash.

PAYMENT OF ADDITIONAL AMOUNTS

Elan Capital

     Elan Capital will pay to holders of the Notes such additional amounts as may be necessary in order that every net payment of principal, premium, if any, change of control purchase price, redemption price or interest in respect of any Notes, after deduction or withholding (including any such deduction or withholding from such additional amounts) for or on account of any present or future tax, assessment or other governmental charge imposed upon or as a result of such payment by (i) Bermuda or Ireland or any political subdivision or governmental authority thereof or therein having power to tax, (ii) any jurisdiction from or through which payment is made, or any political subdivision or governmental authority thereof or therein having the power to tax, or (iii) any other jurisdiction in which Elan Capital is organised or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax, will not be less than the amount provided for in such Notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts will not apply:

     (a) with respect to any Notes presented for payment by, or on behalf of, a holder who is liable for such taxes, duties, assessments or other governmental charges in respect of such Notes by reason of such holder being a resident, domiciliary or national of, or engaging in business or maintaining a permanent establishment or being physically present in, a relevant taxing jurisdiction (as defined below), or any political subdivision or taxing authority thereof or therein, or otherwise having some connection with a relevant taxing jurisdiction, or any political subdivision or taxing authority thereof or therein, other than the mere holding of such Notes;

     (b) to any tax, assessment or other governmental charge which would not have been imposed but for the fact that such holder (i) presented its Notes for payment more than 30 days after the relevant date (as defined below), except to the extent that the holder would have been entitled to additional amounts if it had presented such Notes for payment on any day within the 30-day period or (ii) presented such Notes for payment in the relevant taxing jurisdiction, unless such Notes could not have been presented for payment elsewhere free from any tax, assessment or other governmental charge on presentation;

     (c) to any tax, assessment or other governmental charge which would not have been imposed but for the failure to comply, following a request by Elan Capital to the holder, with any certification, identification or reporting requirements concerning the nationality, residence, identity or connection with a relevant taxing jurisdiction, or any political subdivision or taxing authority thereof or therein, of the holder of the Notes, if compliance is required by statute or by regulation of a relevant taxing jurisdiction, or any political subdivision or taxing authority thereof or therein, as a precondition to exemption from such tax, assessment or other governmental charge;

     (d) with respect to any holder of Notes that has elected not to permit redemption of its Notes in the manner described below under "-- Tax Redemption";

     (e) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

     (f) any tax, assessment or other governmental charge that is payable other than by withholding or deduction at source; or

     (g)  any combination of clauses (a) through (f) above.

     In addition, Elan Capital will not pay additional amounts with respect to any payment of principal of, or premium, if any, interest or any other amounts on, any Note to any holder who is a fiduciary, partnership, limited liability company or other than the sole beneficial owner of a Note, to the extent the payment would be required by the laws of the relevant taxing jurisdiction, or any political subdivision or relevant taxing authority thereof or therein, to be included in the income for tax purposes of a beneficiary, partner, member or settlor with respect to such fiduciary or a member of such partnership or limited liability company or a beneficial owner who would not have been entitled to such additional amounts had it been the holder of the Note.

     The term "RELEVANT DATE" means, when used in this "-- Payment of Additional Amounts -- Elan Capital" section, that date which is the later of (i) the date on which such payment first becomes due and (ii) if the full amount of the monies payable has not been received by the Trustee on or prior to such date, the date that is 21 days after the date on which, the full amount of such monies having been so received, notice to this effect shall have been given to the holders in accordance with the Indenture.

Elan

     Subject to the provisions of the Indenture described under "-- Limited Subordination of the Guarantee" and "-- Payment Blockages on Notes", Elan will pay to holders of the Notes such additional amounts as may be necessary in order that every net payment of principal, premium, if any, change of control purchase price, redemption price, or interest or delivery of Shares (including cash in lieu of fractional Shares) in respect of any Notes, after deduction or withholding (including any such deduction or withholding from such additional amounts) for or on account of any present or future tax, assessment or other governmental charge imposed upon or as a result of such payment by (i) Bermuda or Ireland or any political subdivision or governmental authority thereof or therein having power to tax, (ii) any jurisdiction from or through which payment is made, or any political subdivision or governmental authority thereof or therein having the power to tax, or (iii) any other jurisdiction in which Elan is organised or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax, will not be less than the amount provided for in such Notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts will not apply:

     (a) with respect to any Notes presented for payment by, or on behalf of, a holder who is liable for such taxes, duties, assessments or other governmental charges in respect of such Notes by reason of such holder being a resident, domiciliary or national of, or engaging in business or maintaining a permanent establishment or being physically present in, a relevant taxing jurisdiction, or any political subdivision or taxing authority thereof or therein, or otherwise having some connection with a relevant taxing jurisdiction (as defined below), or any political subdivision or taxing authority thereof or therein, other than the mere holding of such Notes;

     (b) to any tax, assessment or other governmental charge which would not have been imposed but for the fact that such holder (i) presented its Notes for payment more than 30 days after the relevant date (as defined below), except to the extent that the holder would have been entitled to additional amounts if it had presented such Notes for payment on any day within the 30-day period or (ii) presented such Notes for payment in the relevant taxing jurisdiction, unless such Notes could not have been presented for payment elsewhere free from any tax assessment or other governmental charge on presentation;

     (c) to any tax, assessment or other governmental charge which would not have been imposed but for the failure to comply, following a request by Elan Capital or Elan to the holder, with any certification, identification or reporting requirements concerning the nationality, residence, identity or connection with a relevant taxing jurisdiction, or any political subdivision or taxing authority thereof or therein of the holder of the Notes, if compliance is required by statute or by regulation of a relevant taxing jurisdiction, or any political subdivision or taxing authority thereof or therein, as a precondition to exemption from such tax, assessment or other governmental charge;

     (d) with respect to any holder of Notes that has elected not to permit redemption of its Notes in the manner described below under "-- Tax Redemption;"

     (e) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

     (f) any tax, assessment or other governmental charge that is payable other than by withholding or deduction at source; or

     (g)  any combination of clauses (a) through (f) above.

     In addition, Elan will not pay additional amounts with respect to any payment of principal of, or premium, if any, interest or any other amounts on, any Note to any holder who is a fiduciary, partnership, limited liability company or other than the sole beneficial owner of a Note, to the extent the payment would be required by the laws of the relevant taxing jurisdiction, or any political subdivision or relevant taxing authority thereof or therein, to be included in the income for tax purposes of a beneficiary, partner, member or settlor with respect to such fiduciary or a member of such partnership or limited liability company or a beneficial owner who would not have been entitled to such additional amounts had it been the holder of the Note.

     The term "RELEVANT DATE" means, when used in this "-- Payment of Additional Amounts -- Elan" section, that date which is the later of (i) the date on which such payment first becomes due and (ii) if the full amount of the monies payable has not been received by the Trustee on or prior to such date, the date that is 21 days after the date on which, the full amount of such monies having been so received, notice to this effect shall have been given to the holders in accordance with the Indenture.

TAX REDEMPTION

     Subject to the "-- Limitation on Retirement of Indebtedness" covenant, the Notes are redeemable for cash at Elan Capital's option prior to their maturity in the event of certain changes in the tax laws of any relevant taxing jurisdiction after the date of issuance of the Notes as specified below. If, as a result of any change in, or amendment to, the laws (including any regulations or rulings promulgated thereunder) of a relevant taxing jurisdiction, or any political subdivision or taxing authority thereof or therein, or any amendment to or change in the application or official interpretation of such laws, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction or any action taken by a taxing authority which action is generally applied or is taken with respect to Elan Capital or Elan), which change, amendment, application or interpretation is proposed and becomes effective on or after the date of issuance of the Notes, Elan Capital or Elan has or would become obligated to pay to the holder of any Notes additional amounts, and such obligations cannot be avoided by Elan Capital or Elan, as applicable taking reasonable measures (consistent with practices and interpretations generally followed or in effect at the time such measures could be taken) available to it, then Elan Capital may, at its option, redeem the Notes as a whole but not in part, upon not less than 30 days' nor more than 60 days' notice given as provided in the Indenture, at a redemption price (as defined below) equal to 100% of the Notes' aggregate principal amount plus accrued and unpaid interest and any additional amounts on such Notes, to but excluding the redemption date (as defined below) but without reduction for withholding taxes except that no such notice of redemption may be given earlier than 60 days prior to the earliest date on which Elan Capital or Elan would be obliged to pay any such additional amounts were a payment in respect of the Notes then due.

     Prior to the giving of any such notice of redemption, Elan Capital must deliver to the Trustee (a) an officer's certificate stating that Elan Capital is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to Elan Capital's right to redeem have occurred, and (b) an opinion of counsel to the effect that Elan Capital or Elan has or would become obligated to pay any additional amounts as a result of such change, amendment, application or interpretation. Elan Capital's right to redeem the Notes shall continue as long as Elan Capital or Elan is obligated to pay such additional amounts, notwithstanding that Elan Capital or Elan shall have made payments of additional amounts.

     Notwithstanding the foregoing, any holder of Notes may elect not to permit redemption of its Notes in the manner described above; provided that, following any such election, such holder will not be entitled to receive additional amounts.

     Notwithstanding the foregoing redemption provisions, the Indenture prohibits Elan Capital from exercising its option to redeem the Notes at any time Existing EPIL Indebtedness is outstanding without the prior written consent of the Required Existing EPIL Holders. See "-- Covenants Applicable to the Notes -- Limitation on Retirement of Indebtedness."

REDEMPTION AT THE OPTION OF ELAN CAPITAL

     Subject to the "Limitation on Retirement of Indebtedness" covenant, on giving not less than 30 or more than 45 days' notice to the Trustee and the Noteholders, Elan Capital may, at any time after 1 December 2006, redeem Notes at its option, in whole or in part, at a redempton price equal to 100% of the Notes' aggregate principal amount plus accrued and unpaid interest on, and any additional amounts with respect to, such Notes to, but excluding, the redemption date; provided that, within a period of 30 consecutive trading days ending five trading days prior to the date on which the relevant notice of redemption is given as provided above, the sale price of the ADSs for 20 trading days shall have been at least 150% of the conversion price (as defined below) deemed to be in effect on each of such trading days.

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



     "CONVERSION PRICE" means, an amount equal to US$1,000 divided by the conversion ratio. In the event of any partial redemption, the Notes to be redeemed shall be selected by the Trustee by such method as the Trustee deems fair and appropriate.

     Notwithstanding the foregoing redemption provisions, the Indenture prohibits Elan Capital from exercising its option to redeem the Notes at any time Existing EPIL Indebtedness is outstanding without the prior written consent of the Required Exisiting EPIL Holders. See "-- Covenants Applicable to the Notes -- Limitation of Retirement of Indebtedness."

COVENANTS APPLICABLE TO THE NOTES

Limitation on Liens

     Subject to the "-- Limitation on Activities of Elan Capital" covenant, so long as Notes are outstanding, neither Elan Capital nor Elan will, and Elan will not permit any of its restricted subsidiaries (as defined below) to, create, assume, incur, guarantee or otherwise permit to exist any indebtedness (as defined below) secured by a lien (as defined below) upon any principal property (as defined below), or upon shares of capital stock or indebtedness issued by any restricted subsidiary and owned by Elan Capital or Elan, now owned or hereafter acquired, without effectively providing concurrently that the Notes (and, if Elan Capital and Elan so elect, any other indebtedness of Elan Capital that is not subordinate to the Notes and with respect to which the governing instruments require, or pursuant to which Elan Capital is otherwise obligated, to provide such security) then outstanding (as defined in the Indenture) are secured equally and ratably with, or at the option of Elan Capital and Elan prior to, such indebtedness, for at least the time period such other indebtedness is so secured; provided, however, that this covenant will not apply to indebtedness secured by:

     (1) liens on any property, shares of capital stock or indebtedness existing at the time of the acquisition thereof;

     (2) liens on property, shares of capital stock or indebtedness of a person existing at the time such person is consolidated or amalgamated with, or merged into, Elan Capital, Elan or a restricted subsidiary or at the time of a sale, lease or other disposition of the properties and assets of such person (or a division thereof) as an entirety or substantially as an entirety to Elan Capital, Elan or a restricted subsidiary; provided that any such lien does not extend to any property, shares of capital stock or indebtedness owned by Elan Capital, Elan or any restricted subsidiary immediately prior to such consolidation, amalgamation, merger, sale, lease or disposition;

     (3) liens on property, shares of capital stock or indebtedness of a person existing at the time the person becomes a restricted subsidiary;

     (4)  liens in favour of Elan Capital, Elan or a restricted subsidiary;

     (5) liens to secure all or part of the cost of acquisition, construction, installation, development, improvement or renovation of the underlying property, or to secure indebtedness incurred to provide funds for any such purpose; provided that the commitment of the creditor to extend the credit secured by any such lien shall have been obtained not later than 180 days after the later of:

          o the completion of the acquisition, construction, installation, development, improvement or renovation of the property; and

          o the placing in operation of the property or of the property as so constructed, developed, improved or renovated;

     (6) liens in favour of the United States of America or any State thereof, or any other country, or any department, agency or instrumentality or political subdivision thereof, to secure partial progress, advance or other payments;

     (7)  liens securing industrial revenue or pollution control bonds; and

     (8) liens existing on the date of the Indenture or any extension, renewal, replacement or refunding of any indebtedness secured by a lien existing on the date of the Indenture or referred to in clauses (1),
          (2), (3) or (5) above; provided, however, that the principal amount of indebtedness secured thereby and not otherwise authorised in clauses
          (1) through (7) above shall not exceed
          the principal amount of indebtedness, plus any premium or fee payable in connection with any the extension, renewal, replacement or refunding, so secured at the time of the extension, renewal, replacement or refunding.

     Subject to the "-- Limitation on Activities of Elan Capital" covenant, notwithstanding the restrictions described above, Elan Capital, Elan and the restricted subsidiaries may create, assume, incur or guarantee any indebtedness secured by liens without equally and ratably securing the Notes if, at the time of such creation, assumption, incurrence or guarantee, after giving effect thereto and to the retirement of any indebtedness secured by liens which would otherwise be subject to such restrictions, with the exception of such transactions which are permitted as described in clauses (1) through (8) above, plus all attributable indebtedness (as defined below) in respect of sale and leaseback transactions with respect to principal properties (as defined below), with the exception of such transactions that are permitted under clauses (1) through (5) of the first sentence under the first paragraph of the "-- Limitation on Sale and Leaseback Transactions" covenant below, does not exceed 15% of consolidated net tangible assets (as defined below).

Limitation on Sale and Leaseback Transactions

     Subject to the "-- Limitation on Asset Sales" covenant and the "-- Limitation on Activities of Elan Capital" covenant, so long as Notes are outstanding, neither Elan Capital nor Elan will, and Elan will not permit any restricted subsidiary to, enter into any sale and leaseback transaction with respect to any principal property unless:

     (1) the sale and leaseback transaction is solely with Elan Capital, Elan or a restricted subsidiary;

     (2) the lease is for a period not in excess of five years, including renewal rights;

     (3) the lease secures or relates to industrial revenue or pollution control bonds;

     (4) Elan Capital, Elan or such restricted subsidiary would, at the time of entering into the arrangement, be entitled as described in clauses (1) through (8) of the "-- Limitation on Liens" covenant, without equally and ratably securing the Notes then outstanding, to create, incur, assume, guarantee or otherwise permit to exist indebtedness secured by a lien on such principal property in the amount of the attributable indebtedness (as defined below) arising from the sale and leaseback transaction;

     (5) Elan Capital, Elan or such restricted subsidiary, within 180 days after the sale of such principal property in connection with the sale and leaseback transaction is completed, applies an amount equal to the greater of:

          (A) the net proceeds of the sale of the principal property leased, and

          (B)  the fair market value of the principal property leased to:

               (1) the retirement of the Notes or other funded indebtedness (as defined below) of Elan Capital, Elan or a restricted subsidiary; or

               (2) the purchase of other property which will constitute a principal property having a value at least equal to the value of the leased principal property; or

     (6) the attributable indebtedness of Elan Capital, Elan and the restricted subsidiaries in respect of such sale and leaseback transaction entered into after the date of the Indenture, other than any such sale and leaseback transaction as would be permitted as described above in clauses (1) through (5), plus the aggregate principal amount of indebtedness secured by liens on principal properties then outstanding, not including any such indebtedness secured by liens described in clauses (1) through (8) of the "-- Limitation on Liens" covenant, which do not equally and ratably secure the Notes, or secure the Notes on a basis that is prior to other indebtedness secured thereby, would not exceed 15% of consolidated net tangible assets.

Limitation on Certain Amendments, Modifications and Supplements

     Neither Elan Capital nor Elan shall, directly or indirectly, at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing EPIL Holders, amend, supplement or otherwise modify the Indenture or the Notes; provided, however, that Elan Capital and Elan may amend, modify or supplement the Indenture and the Notes (i) to evidence the succession of a successor person to Elan pursuant to the provisions of the Indenture described under "Consolidation, Amalgamation, Merger and Sale of Assets," (ii) to comply with certain provisions of the Indenture providing for the execution and delivery of a supplemental indenture providing that holders of Notes shall have the right to convert their Notes into the shares of stock, other securities or property receivable upon certain permitted reclassifications or changes in the Ordinary Shares or ADSs, certain permitted consolidations, mergers or binding share exchanges to which Elan is a party and certain permitted sales of the property or assets of Elan, (iii) to evidence or provide for the acceptance of a successor Trustee or (iv) to make any change that does not adversely affect the interests of the holders of the EPIL II Notes or the EPIL III Notes; provided, further, that, subject to clause (iv) of this paragraph and the provisions of the Indenture described in the last paragraph under "-- Modification and Waiver," nothing in this paragraph shall prohibit or otherwise restrict any waiver of any term, provision or condition of the Indenture or the Notes that waives or reduces the rights of the holders of Notes (it being understood that any such waiver shall not be deemed to be adverse to the interests of the holders of the EPIL II Notes or the EPIL III Notes solely because such waiver prevents the existence of a cross-default under the EPIL II Agreements or the EPIL III Agreements).

     Elan will not, and will not permit Athena to, directly or indirectly, at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing EPIL Holders, amend, supplement or otherwise modify the Athena Indenture or the Athena Notes; provided, however, that Athena and Elan may amend, modify or supplement the Athena Indenture and the Athena Notes (i) to substitute a successor person to Elan, (ii) to evidence or provide for the acceptance of a successor trustee pursuant to the provisions of the Athena Indenture or (iii) to make any change that does not adversely affect the interests of the holders of the EPIL II Notes or the EPIL III Notes; provided, further, that, subject to clause (iii) of this paragraph, nothing in this paragraph shall prohibit or otherwise restrict any waiver of any term, provision or condition of the Athena Indenture or the Athena Notes that waives or reduces the rights of the holders of the Athena Notes (it being understood that any such waiver shall not be deemed to be adverse to the interests of the holders of the EPIL II Notes or the EPIL III Notes solely because such waiver prevents the existence of a cross-default under the EPIL II Agreements or the EPIL III Agreements).

     Elan will not, and will not permit EFC to, directly or indirectly, at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing EPIL Holders, amend, supplement or otherwise modify the LYONs Indenture or the LYONs; provided, however, that the EFC and Elan may amend, modify or supplement the LYONs Indenture and the LYONs (i) to evidence the succession of a successor person to Elan pursuant to the LYONs Indenture, (ii) to comply with provisions in the LYONs Indenture providing for the delivery and execution supplemental indenture to the LYONs Indenture to provide that in connection with certain permitted consolidation, mergers, transfers, leases or binding share exchanges the holders of the LYONs shall be entitled to receive upon conversion of their LYONs the consideration received in such transactions, (iii) to evidence or provide for the acceptance of a successor trustee pursuant to the terms of the LYONs Indenture or (iv) to make any change that does not adversely affect the interests of the holders of the EPIL II Notes or the EPIL III Notes; provided, further, that, subject to clause
(iv) of this paragraph, nothing in this paragraph shall prohibit or otherwise restrict any waiver of any term, provision or condition of the LYONs Indenture or the LYONs that waives or reduces the rights of the holders of the LYONs (it being understood that any such waiver shall not be deemed to be adverse to the interests of the holders of the EPIL II Notes or the EPIL III Notes solely because such waiver prevents the existence of a cross-default under the EPIL II Agreements or the EPIL III Agreements).

     Neither Elan Capital nor Elan will, directly or indirectly at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing EPIL Holders, amend, supplement or otherwise modify Guarantor Intercompany Note; provided, however, that Elan Capital and Elan may amend, modify or supplement Guarantor Intercompany Note to make any change that does not adversely affect the interests of the holders of the EPIL Notes.

     Neither Elan Capital nor Elan will, directly or indirectly at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing EPIL Holders, amend, supplement or otherwise modify the Elan Funding Agreement (as defined below); provided, however, that Elan Capital and Elan may amend, modify or supplement the Elan Funding Agreement to make any change that does not adversely affect the interests of the holders of the EPIL Notes.

Limitation on Disposition of Guarantor Intercompany Note

     Elan Capital will not, directly or indirectly at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing EPIL Holders, sell, convey, transfer, assign or otherwise dispose of all or any portion of the Guarantor Intercompany Note.

Limitation on Retirement of Indebtedness

     Notwithstanding anything in the Indenture to the contrary (including without limitation the provisions described under "-- Discharge, Defeasance and Covenant Defeasance," "-- Tax Redemption" and "-- Redemption at the Option of Elan Capital" and the provisions for the cash alternative described under "-- Conversion into Elan's ADS's or Ordinary Shares"), neither Elan Capital nor Elan will, and Elan will not permit any of its other subsidiaries to, directly or indirectly, at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing EPIL Holders, purchase, redeem, prepay or otherwise acquire or retire for value, prior to any scheduled final maturity, the Notes, the Athena Notes or, on or after 14 December 2003, any LYONs not purchased as of the 14 December 2003 "Purchase Date" (as defined in the LYONs Indenture) pursuant to the LYONs Indenture and the LYONs or incur any liability to effect, or order or set apart any sum or property for, the same; provided, however, that, with respect to any purchase of LYONs by Elan or any of its subsidiaries prior to 14 December 2003, (i) none of Elan, any of its subsidiaries or any person acting on behalf of Elan or any of its subsidiaries shall, directly or indirectly, conduct any solicitation of the holders of the LYONs in connection with such purchase and (ii) the purchase price per US$1,000 principal amount at maturity of any LYONs so purchased may not exceed US$616.57; provided, further, that nothing in this "-- Limitation on Retirement of Indebtedness" covenant shall restrict or prohibit the conversion of the Notes pursuant to the provisions of the Indenture described under "-- Conversion into Elan's ADSs or Ordinary Shares" (including, without limitation, the payment of cash in lieu of fractional shares upon any such conversion).

Limitation on Dividends and Stock Repurchases

     Elan will not, directly or indirectly, at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing EPIL Holders, declare, authorise or pay any dividend or make any distribution on or in respect of any capital stock of Elan (other than dividends or distributions paid solely in Ordinary Shares to the holders of such capital stock or set apart any sum or property for the same, or incur any liability to declare, authorise, pay or make or set apart any sum or property for the same.

     Elan will not, and will not permit any of its subsidiaries to, directly or indirectly, at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing EPIL Holders, redeem, purchase or otherwise acquire or retire for value any capital stock of Elan or any options, warrants or other rights to purchase or acquire such capital stock of Elan.

Limitation on Asset Sales

     Elan will not, and will not permit any of its subsidiaries to, directly or indirectly, at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing EPIL Holders, consummate any Asset Sale (as defined below) if, after giving effect to the consummation of such Asset Sale, the aggregate consideration received by Elan and its subsidiaries in respect of all Asset Sales occurring during the period from the Issue Date to the date of such consummation would exceed US$1.5 billion.

Limitation on Activities of Elan Capital

     Notwithstanding anything to the contrary set forth in the Indenture, Elan Capital will not, directly or indirectly, at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing EPIL Holders, (i) conduct any business or hold or acquire any assets other than (a) the performance of its obligations under the Indenture and the Notes and actions incidental thereto (including, without limitation, pursuant to the Elan Funding Agreement) and (b) actions required by law to maintain its existence, (ii) incur any indebtedness, (iii) suffer to exist any liens (other than liens granted in favor of the Trustee to the extent required by the Indenture) or (iv) consolidate or amalgamate with or merge into any other person, or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to any other person, or permit any other person to consolidate or amalgamate with or merge into Elan Capital or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to Elan Capital.

Limitation on Investments in Elan Capital

     Elan will not, and will not permit any of its subsidiaries to, directly or indirectly, at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing

EPIL Holders, make, declare or authorise any investment in Elan Capital, or set apart any sum or property for the same, or incur any liability to make, declare, authorise or set apart any sum or property for the same.

CONSOLIDATION, AMALGAMATION, MERGER AND SALE OF ASSETS

Elan

     The Indenture provides that, subject to the "-- Limitation on Activities of Elan Capital" covenant, Elan may not:

     (1) consolidate or amalgamate with or merge into any person or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to any person (whether or not affiliated with Elan), or

     (2) permit any person (whether or not affiliated with Elan) to consolidate or amalgamate with or merge into Elan, or convey, transfer or lease such person's properties and assets as an entirety or substantially as an entirety to Elan, unless:

          (a) in the case of (1) above, such person is a corporation or partnership organised and existing under the laws of the United States of America, any state thereof or the District of Columbia, Canada, Japan, Switzerland, any AAA rated country or any European Union country, and will expressly assume, by supplemental indenture satisfactory in form to the Trustee, the due and punctual payment of the principal of, any premium and interest on, and any additional amounts with respect to, all of the Notes issued under the Indenture, and the performance of Elan's obligations under the Indenture and the Notes issued thereunder and shall provide for conversion rights in accordance with the conversion provisions of the Indenture;

          (b) immediately after giving effect to the transaction and treating any indebtedness which becomes an obligation of Elan or any subsidiary of Elan as a result of the transaction as having been incurred by Elan or such subsidiary at the time of such transaction, no event of default, and no event which after notice or lapse of time or both would become an event of default, under the Indenture shall have happened and be continuing; and

          (c)  certain other conditions described in the Indenture are met.

     Notwithstanding clauses (1) and (2) above, subject to the "-- Limitation on Activities of Elan Capital" covenant, Elan may merge with an affiliate (as defined below) that is a corporation that has no material assets or liabilities and was incorporated solely for the purpose of reincorporating Elan in another jurisdiction.

     In the event that any successor person is organised under the laws of a country other than a relevant taxing jurisdiction and withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed by or on behalf of such country in which the successor person is organised or by or on behalf of any political subdivision or taxing authority thereof or therein, the successor person will make such withholding or deduction and remit the amount withheld or deducted to the relevant authority in accordance with applicable law and pay to the holder of any Note such additional amounts, under the same circumstances and subject to the same limitations as are specified above under the heading "-- Payment of Additional Amounts -- Elan," but substituting for Ireland in each place the name of the country under the laws of which the successor is organised.

   Elan Capital

     The Indenture provides that, subject to the"-- Limitation on Activities of Elan Capital" covenant, Elan Capital may not:

     (1) consolidate or amalgamate with or merge into any person or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to any person (whether or not affiliated with Elan Capital), or

     (2) permit any person (whether or not affiliated with Elan Capital) to consolidate or amalgamate with or merge into Elan, or convey, transfer or lease such person's properties and assets as an entirety or substantially as an entirety to Elan Capital, unless:

     (a) in the case of (1) above, such person is a corporation or partnership organised and existing under the laws of the United States of America, any state thereof or the District of Columbia, Canada, Japan, Switzerland, any AAA rated country or any European Union country, and will expressly assume, by supplemental indenture satisfactory in form to the Trustee, the due and punctual payment of the principal of, any premium and interest on, and any additional amounts with respect to, all of the Notes issued under the Indenture, and the performance of Elan Capital's obligations under the Indenture and the Notes issued thereunder and shall provide for conversion rights in accordance with the conversion provisions of the Indenture;

     (b) immediately after giving effect to the transaction and treating any indebtedness which becomes an obligation of Elan Capital or any subsidiary of Elan Capital as a result of the transaction as having been incurred by Elan Capital or such subsidiary at the time of such transaction, no event of default, and no event which after notice or lapse of time or both would become an event of default, under the Indenture shall have happened and be continuing; and

     (c)  certain other conditions described in the Indenture are met.

     Notwithstanding clauses (1) and (2) above, subject to the"-- Limitation on Activities of Elan Capital" covenant, Elan Capital may merge with an affiliate (as defined below) that is a corporation that has no material assets or liabilities and was incorporated solely for the purpose of reincorporating Elan Capital in another jurisdiction.

     In the event that any successor person is organised under the laws of a country other than a relevant taxing jurisdiction and withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed by or on behalf of such country in which the successor person is organised or by or on behalf of any political subdivision or taxing authority thereof or therein, the successor person will make such withholding or deduction and remit the amount withheld or deducted to the relevant authority in accordance with applicable law and pay to the holder of any Note such additional amounts, under the same circumstances and subject to the same limitations as are specified above under the heading "-- Payment of Additional Amounts -- Elan Capital," but substituting for Bermuda in each place the name of the country under the laws of which the successor is organised.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the definition of any other terms used herein for which no definition is provided.

     "AAA RATED COUNTRY" means any country having, on any date of determination, a credit rating of AAA from Standard & Poor's Rating Services, or its successors, or Aaa from Moody's Investors Service, Inc. or its successors.

     "ADDITIONAL AMOUNTS" means any additional amounts which are required by the provisions of the Indenture described under "-- Payments of Additional Amounts" to be paid by Elan Capital or Elan in respect of certain taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied on holders of Notes specified therein and which are owing to such holders of Notes.

     "AFFILIATE" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with the specified person. For the purposes of this definition, "control," when used with respect to any specified person, means the power to direct the management and policies of the person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have the meanings correlative to the foregoing.

     "ASSET SALE" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other disposition by Elan or any of its subsidiaries to any person of property or assets of Elan or any subsidiary of Elan owned by Elan or any of its subsidiaries on the Issue Date; provided, however, that an Asset Sale shall not include (i) any sale, conveyance, transfer or disposition of securities issued by any person other than Elan or any subsidiary of Elan,
(ii) any sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof, (iii) any sale, conveyance, transfer or disposition of cash equivalents, (iv) any surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any type,
(v) any grant, assignment or licensing in the ordinary course of business consistent with past practice of patents, trademarks and similar intellectual property rights, (vi) any disposal or replacement of obsolete or worn out equipment, (vii) any conveyance, transfer or lease of the properties and assets of Elan as an entirety or substantially as an entirety as permitted under the provisions of the Indenture described under "-- Consolidation, Amalgamation, Merger and Sale of Assets," (viii) any sale, conveyance, transfer or disposition of assets or property in the ordinary course of business of Elan or any of its subsidiaries (such as sales of inventory) and (ix) any sale, conveyance, transfer or other disposition of assets or property between or among Elan and any subsidiary of Elan or between or among subsidiaries of Elan.

     "ATHENA" means Athena Neurosciences Finance, LLC, a Delaware limited liability company.

     "ATHENA INDENTURE" means the Indenture, dated as of 21 February 2001, by and among Athena, as issuer, Elan, as guarantor, and The Bank of New York, as trustee, as supplemented by the First Supplemental Indenture, dated as of 21 February 2001, by and among Athena, as issuer, Elan, as guarantor, and The Bank of New York, as trustee, in each case, as may be amended, modified or supplemented from time to time.

     "ATHENA NOTES" means the 7 1/4% Guaranteed Senior Notes due 2008 issued from time to time pursuant to the Athena Indenture.

     "ATTRIBUTABLE INDEBTEDNESS," in respect of any sale and leaseback transaction, means, as of the time of determination, the total obligation, discounted to present value at the rate per annum equal to the discount rate which would be applicable to a capital lease obligation with like term in accordance with U.S. generally accepted accounting principles, of the lessee for rental payments, other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights, during the remaining portion of the initial term of the lease included in the sale and leaseback transaction.

     "AVERAGE SALE PRICE" means, on any date, the average of the sale prices of the ADSs for the 30 consecutive trading days ending on the last full trading day prior to such date.

     "BUSINESS DAY" means any day other than a Saturday, Sunday or other day on which banking institutions in the City of New York, London or Dublin are authorised or obliged by law, regulation or executive order to close.

     "CAPITAL STOCK" of any person means any and all shares, interests, limited liability company interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, including preferred stock, but excluding any indebtedness convertible into such equity.

     "CAPITALISED LEASE OBLIGATION" means an obligation under a lease that is required to be capitalised for financial reporting purposes in accordance with US generally accepted accounting principles, and the amount of indebtedness represented by the obligation shall be the capitalised amount of the obligation determined in accordance with these principles.

     "CASH CONSIDERATION" means, in connection with any transaction constituting a change of control, any consideration other than listed equity securities.

     "CONSOLIDATED NET TANGIBLE ASSETS" means the aggregate amount of assets of Elan and its subsidiaries, less applicable depreciation, amortisation and other valuation reserves, after deducting therefrom:

     o    all current liabilities of Elan and its subsidiaries excluding:

          --   inter-company liabilities, and

          -- indebtedness for money borrowed having a maturity of less than 12 months from the date of the consolidated balance sheet of Elan and its consolidated subsidiaries as at the end of the most recent fiscal quarter ending at least 45 days prior to the taking of any action for the purpose of which such determination is made, but which by its terms is renewable or extendible beyond 12 months from such date at the option of the borrower, and

     o all goodwill, trade names, patents, unamortised debt discount and expense and any other like intangibles,

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all as set forth on such balance sheet, prepared in accordance with US generally accepted accounting principles.

     "CORPORATION" means corporations and limited liability companies and, except for purposes of the covenant described above under the heading "-- Consolidation, Amalgamation, Merger and Sale of Assets," associations, companies and business trusts.

     "EFC" means Elan Finance Corporation, Ltd., a Bermuda limited company.

     "ELAN FUNDING AGREEMENT" means the Funding Agreement, dated as of the Issue Date, by and between Elan and Elan Capital.

     "EPIL AGREEMENTS" means, collectively, the EPIL II Agreements, the EPIL III Agreements and any EPIL Refinancing Agreements.

     "EPIL DEFAULT" means (i) any event or condition the occurrence or existence of which would, with the lapse of time or the giving of a notice or both, become an event of default under any of the EPIL Agreements, (ii) any event of default under any of the EPIL Agreements (including the acceleration of the maturity of the EPIL II Notes, the EPIL III Notes or any series of EPIL Refinancing Notes) or (iii) any acceleration of the maturity of the Notes.

     "EPIL INDEBTEDNESS" means, collectively, all loans, advances, debts, liabilities and monetary obligations evidenced by, or under or pursuant to, the EPIL Notes or the EPIL Agreements, including, without limitation, all principal, interest, premiums (including make-whole premiums), fees, charges and expenses.

     "EPIL NOTES" means, collectively, the EPIL II Notes, the EPIL III Notes and any EPIL Refinancing Notes.

     "EPIL REFINANCING AGREEMENTS" means, collectively, the EPIL Refinancing Notes and all agreements and documents pursuant to which the EPIL Refinancing Notes were issued or delivered in connection with the EPIL Refinancing Notes.

     "EPIL REFINANCING INDEBTEDNESS" means (i) any Indebtedness (including, without limitation, any guarantee) issued by Elan or one or more of its subsidiaries in exchange for the EPIL II Notes or the EPIL III Notes and (ii) any Indebtedness issued by Elan or one or more of its subsidiaries, of which at least 90% in aggregate principal amount is issued to persons who are, at the time of such issuance, holders of EPIL II Notes or EPIL III Notes and the net proceeds of which are used to refinance, renew, defease, refund or repay, in whole or in part, the EPIL II Notes or the EPIL III Notes; provided that the aggregate principal amount of any such newly-issued Indebtedness does not exceed the principal amount of, all accrued interest on and all fees, charges, expenses and premiums (including make-whole premiums) of, the EPIL II Notes or the EPIL III Notes exchanged, or refinanced, renewed, defeased, refunded or repaid from the net proceeds of, any such newly-issued indebtedness.

     "EPIL REFINANCING NOTES" means the notes or other instruments outstanding from time to time evidencing any EPIL Refinancing Indebtedness.

     "EPIL II" means Elan Pharmaceutical Investments II, Ltd., a Bermuda limited company.

     "EPIL II AGREEMENTS" means, collectively, the EPIL II Notes, the Note Purchase Agreement, dated as of 28 June 2000, by and among EPIL II and the purchasers whose names appear in the acceptance form at the end thereof, the Guarantee Agreement, dated 28 June 2000, by and among Elan and the purchasers whose names appear in the acceptance form at the end thereof, and the other agreements and documents delivered in connection therewith, in each case, as may be amended, modified or supplemented from time to time.

     "EPIL II NOTES" means the 9.56% Guaranteed Notes due 28 June 2004 outstanding on the Issue Date issued from time to time by EPIL II in the original aggregate principal amount of US$450 million and guaranteed by Elan, as may be amended, modified or supplemented from time to time.

     "EPIL III" means Elan Pharmaceutical Investments III, Ltd., a Bermuda limited company.

     "EPIL III AGREEMENTS" means, collectively, the EPIL III Notes, the Note Purchase Agreement, dated 15 March 2001, by and among EPIL III and the purchasers whose names appear in the acceptance form at the end thereof, the Guarantee Agreement, dated 15 March 2001, by and among Elan and the

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



purchasers whose names appear in the acceptance form at the end thereof, and the other agreements and documents delivered in connection therewith, in each case, as may be amended, modified or supplemented from time to time.

     "EPIL III NOTES" means the Series B and Series C Guaranteed Notes due 15 March 2005 outstanding on the Issue Date issued from time to time by EPIL III in the original aggregate principal amount of US$390 million and guaranteed by Elan, as may be amended, modified or supplemented from time to time.

     "EUROPEAN UNION COUNTRY" means any member country of the European Union as at the date of the Indenture, not including Greece or Portugal.

     "EXISTING EPIL AGREEMENTS" means, collectively, the EPIL II Agreements and the EPIL III Agreements.

     "EXISTING EPIL INDEBTEDNESS" means, collectively, all loans, advances, debts, liabilities and monetary obligations evidenced by, or under or pursuant to, the Existing EPIL Notes or the Existing EPIL Agreements, including, without limitation, all principal, interest, premiums (including make-whole premiums), fees, charges and expenses.

     "EXISTING EPIL NOTES" means, collectively, the EPIL II Notes and the EPIL III Notes.

"FUNDED INDEBTEDNESS" means:

     o all indebtedness having a maturity of more than 12 months from the date as at which the determination is made or having a maturity of 12 months or less but by its terms is renewable or extendible beyond 12 months from such date at the option of the borrower; and

     o rental obligations payable more than 12 months from the date as at which the determination is made under leases which are capitalised in accordance with US generally accepted accounting principles, such rental obligations to be included as funded indebtedness at the amount so capitalised as at such date of determination.

     "GOVERNMENT OBLIGATIONS" means securities which are:

     (i) direct obligations of the United States of America or the other government or governments which issued the foreign currency in which the principal of or any premium or interest on the Note or any additional amounts in respect thereof shall be payable, in each case where the payment or payments thereunder are supported by the full faith and credit of such government or governments, or

     (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such other government or governments, in each case where the timely payment or payments thereunder are unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government or governments, and which, in the case of (i) or (ii), are not callable or redeemable at the option of the issuer or issuers thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any government obligation or a specific payment of interest on or principal of or other amount with respect to any government obligation held by the custodian for the account of the holder of a depository receipt; provided that, except as required by law, the custodian is not authorised to make any deduction from the amount payable to the holder of the depository receipt from any amount received by the custodian in respect of the government obligation or the specific payment of interest on or principal of or other amount with respect to the government obligation evidenced by the depository receipt.

     "GUARANTOR INTERCOMPANY NOTE" means the promissory note dated the Issue Date issued by Elan to Elan Capital in the principal amount of US$460 million.

     "GUARANTOR SENIOR DEBT" means, with respect to Elan, all liabilities for all loans, advances, debts and monetary obligations of every nature, including, without limitation, obligations to pay principal, premium (including, without limitation, make-whole premium), interest (including interest accruing subsequent to the filing of a petition initiating any proceeding pursuant to any bankruptcy law at the rate provided for in the documents with respect thereto, whether or not such interest is an allowable claim under applicable law), fees, penalties, expenses, indemnities, damages and other amounts under (i) Elan's guarantee of the

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



EPIL II Notes pursuant to the terms of the EPIL II Agreements, (ii) Elan's guarantee of the EPIL III Notes pursuant to the terms of the EPIL III Agreements and (iii) Elan's obligations under any EPIL Refinancing Indebtedness.

     "INDEBTEDNESS" means, with respect to any person:

     (i) the principal of and any premium and interest on indebtedness of the person for money borrowed and indebtedness evidenced by Notes, debentures, bonds or other similar instruments for the payment of which the person is responsible or liable;

     (ii) all capitalised lease obligations of the person;

     (iii) all obligations of the person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement, but excluding trade accounts payable arising in the ordinary course of business;

     (iv) all obligations of the person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described above in (i) through (iii) entered into in the ordinary course of business of the person to the extent the letters of credit are not drawn upon or, if and to the extent drawn upon, the drawing is reimbursed no later than the third business day following receipt by the person of a demand for reimbursement following payment on the letter of credit);

     (v)  all obligations of the type referred to above in clauses (i) through
          (iv) of other persons and all dividends of other persons for the payment of which, in either case, the person is responsible or liable as obligor, guarantor or otherwise;

     (vi) all obligations of the type referred to in clauses (i) through (v) above of other persons secured by any lien on any property or asset of the person, whether or not the obligation is assumed by such person, the amount of the obligation being deemed to be the lesser of the value of the property or assets or the amount of the obligation so secured; and

     (vii) any amendments, modifications, refundings, renewals or extensions of any indebtedness or obligation described as indebtedness in clauses
          (i) through (vi) above.

     "INVESTMENT" by any Person in any other Person means any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account of others), or any purchase, acquisition by such person of Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, such other Person; provided, however, that an investment shall not include any investment pursuant to the terms of the Elan Funding Agreement, so long as such investment is not otherwise prohibited by the terms of the provisions of the Indenture described under "-- Limited Subordination of the Guarantee" and "-- Payment Blockages on Notes."

     "ISSUE DATE" means the date of the first issuance of Notes under the Indenture.

     "LIEN" means any mortgage, pledge, lien, security interest or other encumbrance.

     "LYONS" means the Liquid Yield Option Notes due 2018 issued from time to time pursuant to the LYONs Indenture.

     "LYONS INDENTURE" means the Indenture, dated 14 December 1998, by and among EFC, as issuer, Elan, as guarantor, and The Bank of New York, as trustee, as may be amended, modified or supplemented from time to time.

     "PERSON" means any individual, corporation, partnership, joint venture, joint-stock company, trust, unincorporated organisation or government or any agency or political subdivision thereof.

     "PLACE OF PAYMENT" means the place or places where the principal of, or any premium or interest on, or any additional amounts with respect to the Notes are payable as provided in or pursuant to the Indenture and the Notes.

     "PRINCIPAL PROPERTY" means any contiguous or proximate parcel of real property owned by, or leased to, Elan or any subsidiary, and any equipment located at or comprising a part of any such property, having a gross book value, without deduction of any depreciation reserves, as at the date of determination, in excess of 1% of consolidated net tangible assets.

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



     "REDEMPTION DATE," with respect to any Note or portion thereof to be redeemed, means the date fixed for such redemption by or pursuant to the Indenture.

     "REDEMPTION PRICE," with respect to any Note or portion thereof to be redeemed, means the price at which it is to be redeemed as determined by or pursuant to the provisions of the Indenture described under "-- Tax Redemption" or "-- Redemption at the Option of Elan Capital."

     "RELEVANT TAXING JURISDICTION" means, when used in or with respect to the provisions of the Indenture described under "-- Payment of Additional Amounts -- Elan Capital," the jurisdictions set forth in clauses (i), (ii) and (iii) of the first paragraph thereunder, and, when used in or with respect to the provisions of the Indenture described under "-- Payment of Additional Amounts -- Elan," the jurisdictions set forth in clauses (i), (ii) and (iii) of the first paragraph thereunder.

     "REQUIRED EPIL HOLDERS" means, at any date, (i) the holders of a majority in aggregate principal amount outstanding at such date of the EPIL II Notes,
(ii) the holders of a majority in aggregate principal amount outstanding at such date of the EPIL III Notes and (iii) the holders of a majority in aggregate principal amount outstanding at such date of each series of EPIL Refinancing Notes.

     "REQUIRED EXISTING EPIL HOLDERS" means, at any date, (i) the holders of a majority in aggregate principal amount outstanding at such date of the EPIL II Notes and (ii) the holders of a majority in aggregate principal amount outstanding at such date of the EPIL III Notes.

     "RESTRICTED SUBSIDIARY" means any subsidiary of Elan's which owns or leases a principal property.

     "SUBSIDIARY" means, in respect of any person, any corporation, limited or general partnership or other business entity of which at the time of determination more than 50% of the voting power of the shares of its capital stock or other interests, including partnership interests, entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees thereof is owned or controlled, directly or indirectly, by:

     o    the person;

     o    the person and one or more subsidiaries of the person; or

     o    one or more subsidiaries of the person.

     "TRADING DAY" means each day on which the securities exchange or quotation system which is used to determine an Average Sale Price, a Current Market Price, a Market Price (as defined in the Indenture) or a sale price is open for trading or quotation.

PRESCRIPTION

     Claims against Elan Capital and/or Elan in respect of payment of principal and premium (if any) and interest and additional amounts (if any) with respect to the Notes will become void unless made within the time prescribed by New York law.

EVENTS OF DEFAULT

     Each of the following events will constitute an event of default under the Indenture (whatever the reason for such Event of Default, whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body and whether or not it shall be occasioned or prohibited by the provisions of the Indenture described under "-- Limited Subordination of the Guarantee" or "-- Payment Blockages of Notes" and, in circumstances where Elan and/or Elan Capital are required to obtain the consent of the Required EPIL Holders or the Required Existing EPIL Holders, as the case may be, as a condition to taking any action, whether or not occasioned or prohibited by the failure of Elan and/or Elan Capital, as the case may be, to obtain such consent):

     (1) default in the payment of any interest on the Notes, or any additional amounts payable with respect thereto, when the interest becomes or the additional amounts become due and payable, and continuance of the default for a period of 30 days (whether or not such payment is prohibited by the provisions of the Indenture described under "-- Limited Subordination of the Guarantee" or "-- Payment Blockages of Notes");

     (2) default in the payment of the principal of the Notes, or any additional amounts payable with respect thereto, when the principal or premium becomes or the additional amounts become due and payable either at maturity, upon any redemption, by declaration of acceleration or otherwise (whether or not such payment is prohibited by the provisions of the Indenture described under "-- Limited Subordination of the Guarantee" or "-- Payment Blockages of Notes" );

     (3) default in the performance, or breach, of any covenant or agreement of Elan Capital or Elan contained in the Indenture for the benefit of the Notes, and the continuance of the default or breach for a period of 60 days after there has been given written notice as provided in the Indenture;

     (4) if any event of default as defined in any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness of Elan, including an event of default under any other series of Notes, whether the indebtedness now exists or is hereafter created or incurred, happens and consists of default in the payment, at maturity, after giving effect to any applicable grace period, of the indebtedness and the aggregate principal amount of the indebtedness exceeds US$30,000,000, or results in the indebtedness in aggregate principal amount in excess of US$30,000,000 becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and, in each case, the default is not cured or the acceleration is not rescinded or annulled within a period of 30 days after there has been given written notice as provided in the Indenture;

     (5) Elan shall fail within 60 days to pay, bond or otherwise discharge any uninsured judgment or court order for the payment of money in excess of US$30,000,000, which is not stayed on appeal or is not otherwise being appropriately contested in good faith;

     (6) certain events in bankruptcy, insolvency, examinership or reorganisation of Elan; and

     (7) the Guarantee ceases to be in full force and effect or is declared null and void or Elan denies that it has any further liability under the Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture with respect to the Notes.

     If an event of default with respect to the Notes, other than an event of default described in (6) of the preceding paragraph, occurs and is continuing, unless the principal of all the Notes shall have already become due and payable, either the Trustee or the holders of at least 25% in principal amount of the outstanding Notes, by written notice as provided in the Indenture, may declare the principal amount of all outstanding Notes to be due and payable immediately. At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the Trustee, and subject to applicable law and certain other provisions of the Indenture, the holders of a majority in aggregate principal amount of the Notes may rescind and annul such acceleration if all events of default, other than non-payment of accelerated principal, have been cured or waived. An event of default described in (6) of the preceding paragraph shall cause the principal amount and accrued interest on the outstanding Notes to become immediately due and payable without any declaration or other act by the Trustee or any holder.

     The Indenture provides that, within 90 days after the occurrence of any default, or event which is, or after notice or lapse of time or both would become, an event of default with respect to the Notes, the Trustee shall transmit, in the manner set forth in the Indenture, notice of the default to the holders of the Notes unless the default has been cured or waived; provided, however, that except in the case of a default in the payment of principal of, or premium, if any, or interest, if any, on, or additional amounts with respect to the Notes, the Trustee may withhold the notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or responsible officers of the Trustee in good faith determine that the withholding of the notice is in the best interest of the holders of the Notes; provided, further, that in the case of any default of the character described in (4) of the second preceding paragraph, no notice to holders will be given until at least 30 days after the default occurs.

     If an event of default occurs and is continuing with respect to the Notes, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the holders of Notes by all appropriate judicial proceedings. The Indenture provides that, subject to the duty of the Trustee during any default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of Notes, unless the holders shall have offered to the Trustee reasonable indemnity. Subject to the provisions for the indemnification of the Trustee, and subject to applicable law and certain other provisions of the Indenture, the holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Notes.

     Under the Indenture, Elan is required to furnish the Trustee annually a statement as to Elan's performance of certain of its obligations under the Indenture and as to any default in such performance. Elan is also required to deliver to the Trustee, within five days after occurrence thereof, written notice of any event of default or any event which after notice or lapse of time or both would constitute an event of default.

     No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing event of default thereunder and unless the holders of at least 25% of the aggregate principal amount of the outstanding Notes shall have made written request, and offered indemnity reasonably satisfactory to the Trustee to institute such proceeding and the Trustee shall have not have received from the holders of a majority in aggregate principal amount of such outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of such a Note for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

MODIFICATION AND WAIVER

     Subject to the other provisions of the Indenture (including without limitation the provisions described in the last paragraph of this "-- Modification and Waiver" section and the provisions of the Indenture described under "-- Covenants Applicable to the Notes -- Limitation on Certain Amendments, Modifications and Supplements" and the third paragraph under "-- Limited Subordination of the Guarantee"), Elan Capital, Elan and the Trustee may modify or amend the Indenture with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no modification or amendment may, without the consent of the holder of each outstanding Note affected thereby:

     o change the stated maturity of the principal of, or any premium or instalment of interest on, or any additional amounts with respect to, any Note;

     o reduce the principal amount of, or the rate, or modify the calculation of such rate, of interest on, or any additional amounts with respect to, or any premium payable upon the redemption of, any Note;

     o change the obligation of Elan Capital or Elan to pay additional amounts with respect to any Note or the Guarantee;

     o change the redemption provisions of any Note or adversely affect the right of repayment at the option of any holder of any Note;

     o change the place of payment or the currency in which the principal of, any premium or interest on, or any additional amounts with respect to, any Note is payable;

     o impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any Note or, in the case of redemption, on or after the redemption date or, in the case of change of control put, on or after the repayment date;

     o reduce the percentage in principal amount of the outstanding Notes, the consent of whose holders is required in order to take specific actions;

     o modify any of the provisions in the Indenture regarding the waiver of past defaults and the waiver of certain covenants by the holders of Notes except to increase any percentage vote required or to provide that other provisions of the Indenture cannot be modified or waived without the consent of the holder of each Note affected thereby;

     o make any change that adversely affects the right to convert or exchange any Note into or for ADSs, Ordinary Shares or other securities, cash or property in accordance with its terms;

     o    decrease the conversion ratio; or

     o    modify any of the above provisions.

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



     Subject to the other provisions of the Indenture (including without limitation the provisions described in the last paragraph of this "-- Modification and Waiver" section and the provisions of the Indenture described under "-- Covenants Applicable to the Notes -- Limitation on Certain Amendments, Modifications and Supplements" and the third paragraph under "-- Limited Subordination of the Guarantee"), Elan Capital, Elan and the Trustee may modify or amend the Indenture and the Notes without the consent of any holder in order to, among other things:

     o provide for a successor to Elan Capital or Elan pursuant to the provisions described above under the heading "-- Consolidation, Amalgamation, Merger and Sale of Assets";

     o add to the covenants of Elan Capital or Elan for the benefit of the holders of the Notes or to surrender any right or power conferred upon Elan Capital or Elan by the Indenture;

     o    provide for a successor trustee with respect to the Notes;

     o cure any ambiguity or correct or supplement any provision in the Indenture that may be defective or inconsistent with any other provision;

     o change the conditions, limitations and restrictions on the authorised amount, terms or purposes of issue, authentication and delivery of Notes under the Indenture;

     o    add any additional events of default with respect to the Notes;

     o    secure the Notes; or

     o make any other change that does not materially adversely affect the interests of the holders of any Notes then outstanding under the Indenture.

     The holders of at least a majority in aggregate principal amount of the Notes may, on behalf of the holders of all Notes, waive compliance by Elan with certain restrictive provisions of the Indenture. The holders of not less than a majority in aggregate principal amount of the outstanding Notes may, on behalf of the holders of all Notes, waive any past default and its consequences under the Indenture with respect to the Notes, except a default:

     o in the payment of principal, any premium or interest on, or any additional amounts with respect to, the Notes;

     o in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of the holder of each Note; or

     o in respect of a covenant or provision of the Indenture that cannot be waived, modified or amended without the consent of the Required Existing EPIL Holders or Required EPIL Holders, as the case may be.

     Notwithstanding anything in the Indenture to the contrary:

          (a) no amendment, supplement or other modification or waiver of the provisions of the Indenture described in the last paragraph under "-- Discharge, Defeasance and Covenant Defeasance," under "-- Covenants Applicable to the Notes -- Limitation on Certain Amendments, Modifications and Supplements," "-- Limitation on Disposition of Guarantor Intercompany Note", "-- Limitation on Retirement of Indebtedness", "-- Limitation on Dividends and Stock Repurchases", "-- Limitation on Asset Sales", "-- Limitation on Activities of Elan Capital" or "-- Limitation on Investments in Elan Capital," the provisions of the Indenture described in the last paragraph under "-- Conversion into Elan's ADSs or Ordinary Shares", the provisions of this clause (a) or certain other provisions of the Indenture identified therein (and in each case, any of the definitions used therein) shall be effective without the prior written consent of the Required Existing EPIL Holders; and

          (b) no amendment, supplement or other modification or waiver of the provisions of the Indenture described under "-- Limited Subordination of the Guarantee", "-- Payment Blockages of Notes", this clause (b) or certain other provisions of the Indenture identified therein (and in each case, any of the definitions used therein) shall be effective without the prior written consent of the Required EPIL Holders.

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



CHANGE OF CONTROL PERMITS PURCHASE OF NOTES AT THE OPTION OF THE HOLDER

     In the event of any change of control (as defined below) of Elan occurring on or after 15 March 2005, each holder of Notes will have the right, at the holder's option, subject to the terms and conditions of the Indenture, to require Elan to purchase all or any part (provided that the principal amount at maturity must be US$1,000 or an integral multiple thereof) of the Notes (the "CHANGE OF CONTROL PUT") on a date that is within ninety (90) business days after the occurrence of such change of control (the "CHANGE OF CONTROL PURCHASE DATE") at a cash price equal to 100% of their aggregate principal amount plus accrued and unpaid interest on such Notes in cash to, but not including, the date of the repurchase (the "CHANGE OF CONTROL PURCHASE PRICE").

     Within 15 business days after the occurrence of the change of control, Elan shall mail to the Trustee and to each holder (and to the beneficial owner as required by applicable law) a notice regarding the change of control, which notice shall state, among other things:

     o the date of such change of control and briefly, the events causing such change of control;

     o the date by which the change of control purchase notice (as defined below) must be given;

     o    the change of control purchase date;

     o    the change of control purchase price;

     o    the name and address of the paying agent and conversion agent;

     o    the conversion ratio and any adjustments therein;

     o that Notes with respect to which a change of control purchase notice is given by the holder may be converted into Elan's Ordinary Shares or ADSs (or in lieu thereof, a cash alternative, if Elan Capital shall so elect) only if the change of control purchase notice has been withdrawn in accordance with the terms of the Indenture;

     o    the procedures that holders must follow to exercise these rights;

     o    the procedures for withdrawing a change of control purchase notice;

     o that holders who want to convert Notes must satisfy the requirements set forth in the Notes; and

     o    briefly, the conversion rights of holders of Notes.

     To exercise the purchase right, the holder must deliver written notice of the exercise of such right (a "CHANGE OF CONTROL PURCHASE NOTICE") to the paying agent prior to the close of business on the change of control purchase date. The change of control purchase notice shall state:

     o the certificate numbers of the Notes to be delivered by the holder for purchase by Elan;

     o the portion of the principal amount at maturity to be purchased, which portion must be US$1,000 or an integral multiple thereof; and

     o that such Notes are to be purchased by Elan pursuant to the applicable provisions of the Notes.

     Any change of control purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the change of control purchase date. The notice of withdrawal shall state the principal amount at maturity and the certificate numbers of the Notes as to which the withdrawal notice relates and the principal amount at maturity, if any, which remains subject to a change of control purchase notice.

     Payment of the change of control purchase price for Notes for which a change of control purchase notice has been given and not withdrawn is conditioned upon delivery of such Notes (together with any necessary endorsements) to the paying agent at any time (whether prior to, on or after the change of control purchase date) after the delivery of such change of control purchase notice. Payment of the change of control purchase price for such Notes will be made promptly following the later of the business day following the change of control purchase date and the time of delivery of such Notes. If the paying agent holds, in accordance with the terms of the Indenture, money sufficient to pay the change of control purchase price of such Notes on the business day following the change of control purchase date, then, on and after the change of control purchase date, such Notes will cease to be outstanding and interest on such Notes will cease to accrue and will be deemed paid, whether or not such Note is delivered to the paying

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



agent, and all other rights of the holder shall terminate (other than the right to receive the change of control purchase price upon delivery of such Notes.)

     A "CHANGE OF CONTROL" of Elan is deemed to have occurred at such time as any of the following occurs:

     (i) any "PERSON" (as the term "PERSON" is used in Section 13(d)(3) and 14(d)(2) of the Exchange Act) (other than Elan, any subsidiary of Elan or any employee benefit plan of Elan or any subsidiary of Elan) files a Schedule 13D or Schedule TO under the Exchange Act (or any successor schedule, form or report) disclosing that such person has become the "beneficial owner" of 50% or more of the total voting power in the aggregate of all classes of capital stock of Elan then-outstanding capital stock normally entitled to vote in election of directors; or

     (ii) there shall be consummated any consolidation or merger pursuant to which the Ordinary Shares would be converted into cash, securities or other property, in each case other than (x) a consolidation or merger of Elan in which the person or persons that beneficially owned, directly or indirectly, Ordinary Shares immediately prior to such consolidation or merger beneficially own, immediately after such consolidation or merger, directly or indirectly, capital stock normally entitled to vote in the election of directors of the continuing or surviving corporation having a majority of the total voting power, in the aggregate, of all classes of capital stock of the continuing or surviving corporation and (y) any merger which is effected solely to change the jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding Ordinary Shares into solely shares of common stock or ordinary shares (the terms "beneficially owned" and "beneficially own" have meaning correlative to that of "beneficially owned," as defined in the Indenture);

provided, however, that a change of control shall not be deemed to have occurred if all of the consideration (excluding cash payments for fractional shares) offered in the transaction or transactions constituting the change of control consists of listed equity securities and as a result of such transaction or transactions the Notes become convertible or exchangeable into such common equity.

     Notwithstanding the foregoing, Elan will not be required to send to holders a change of control purchase notice upon a change of control if a third party sends such notice in the manner, at the time and otherwise in compliance with the requirements set forth in the Indenture applicable to a change of control purchase notice sent by Elan.

     In addition, Elan will not be required to send a change of control purchase notice, as provided above, if, in connection with any change of control (or, where a binding agreement, subject to customary closing conditions that will result in a change of control, has been entered into, in contemplation of such change of control), Elan has made an offer to purchase (an "ALTERNATE OFFER") any and all Notes validly tendered at a cash price equal to or higher than the change of control purchase price and has purchased all Notes properly tendered in accordance with the terms of such alternate offer; provided, however, that the terms and conditions of such contemplated change of control are described in reasonable detail to the holders in the notice delivered in connection with such alternate offer.

     Elan will comply with the requirements of Rule 13e-4, Rule 14e-l and any other tender offer rules under the Exchange Act which may be applicable and will file Schedule TO or any other schedule required thereunder in connection with any offer by Elan to purchase Notes at the option of the holders thereof upon a change of control. The change of control purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of Elan and thus, the removal of incumbent management. The change of control purchase feature however, is not the result of management's knowledge of any specific effort to accumulate Ordinary Shares or to obtain control of Elan by means of a merger, tender offer, solicitation or otherwise, or part of any plan by management to adopt a series of anti-takeover provisions. Instead, the change of control purchase feature is a standard term contained in other Notes offerings that have been marketed by the initial purchaser and the terms of such feature result from negotiation among Elan and the initial purchaser.

     If a change of control were to occur, there can be no assurance that Elan would have funds sufficient to pay the change of control purchase price for all of the Notes that might be delivered by holders seeking to exercise the purchase right because Elan might also be required to prepay any senior indebtedness existing at the time of a change of control having financial covenants with change of control provisions in favour of the holders thereof. In addition, senior indebtedness of Elan may have cross-default provisions that could be triggered by a default under the change of control provisions in such senior indebtedness,

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



thereby accelerating the maturity of such senior indebtedness. In such case, holders of the Notes would be subordinated to the prior claims of the holders of such senior indebtedness. In addition, Elan's ability to purchase Notes with cash may be limited by the terms of its then-existing borrowing agreements or by the terms of its subsidiaries' then-existing borrowing agreements due to dividend restrictions. No Notes may be purchased pursuant to the provisions described above if there has occurred and is continuing an Event of Default described under "-- Events of Default" above (other than a default in the payment of the change of control purchase price with respect to such Notes).

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     Subject to the provisions of the Indenture described in the last paragraph of this "-- Discharge, Defeasance and Covenant Defeasance" section, Elan Capital or Elan may discharge certain obligations to holders of the Notes that have not already been delivered to the trustee for cancellation and that either have become due and payable or will become due and payable within one year, by depositing with the Trustee, in trust, funds in US$ in an amount sufficient to pay the entire indebtedness on the Notes with respect to principal and any premium, interest and additional amounts to the date of the deposit, if the Notes have become due and payable, or to the maturity thereof, as the case may be.

     The Indenture provides that, subject to the provisions described in the last paragraph of the "-- Discharge, Defeasance and Covenant Defeasance" section, Elan Capital may elect either:

     o to defease and discharge Elan Capital and Elan from any and all obligations with respect to the Notes, except for, among other things, their obligations to pay additional amounts upon the occurrence of certain events of taxation, assessment or governmental charge with respect to payments on the Notes and other obligations to register the transfer or exchange of the Notes, to replace temporary or mutilated, destroyed, lost or stolen Notes, to maintain an office or agency with respect to the Notes and to hold moneys for payment in trust ("DEFEASANCE"); or

     o to release Elan Capital and Elan from their respective obligations with respect to the Notes and the Guarantee under certain covenants as described in this Offering Circular, and any omission to comply with the obligations shall not constitute a default or an event of default with respect to the Notes or the Guarantee ("COVENANT DEFEASANCE").

     Defeasance or covenant defeasance, as the case may be, shall be conditioned upon the irrevocable deposit by Elan Capital or Elan with the Trustee, in trust, of an amount in US$, or government obligations, or both, applicable to the Notes which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of, any premium and interest on, and any additional amounts with respect to, the Notes on the scheduled due dates.

     A trust may only be established if, among other things:

     o the applicable defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, the Indenture (other than a default or event of default resulting from the incurrence of indebtedness all or a portion of the proceeds of which will be used to defease the Notes concurrently with the incurrence) or any other material agreement or instrument to which Elan Capital or Elan is a party or by which it is bound;

     o no event of default or event which with notice or lapse of time or both would become an event of default with respect to the Notes to be defeased shall have occurred and be continuing on the date of establishment of a trust (other than a default or event of default resulting from the incurrence of indebtedness all or a portion of the proceeds of which will be used to defease the Notes concurrently with the incurrence); and

     o Elan Capital or Elan has delivered to the Trustee an opinion of counsel to the effect that the holders of the Notes will not recognise income, gain or loss for federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred, and the opinion of counsel, in the case of defeasance, must refer to and be based upon a letter ruling of the Internal Revenue Service received by Elan Capital or Elan, a revenue ruling published by the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture; provided, however, that, in the case of a defeasance, such opinion of counsel need not be delivered if all Notes not previously delivered to the Trustee for cancellation:

          --   have become due and payable; or

          -- will become due and payable at their stated maturity within one year.

     Notwithstanding anything to the contrary set forth in the Indenture, neither Elan Capital nor Elan shall, directly or indirectly, at any time any Existing EPIL Indebtedness is outstanding, without the prior written consent of the Required Existing EPIL Holders, effect any satisfaction and discharge or effect any defeasance or covenant defeasance, in each case pursuant to the Indenture, and neither Elan Capital nor Elan shall, directly or indirectly, deposit or cause to be deposited with the Trustee or a paying agent any money, government obligations or other property or assets, or pay or cause to be paid any sum payable hereunder by Elan Capital or Elan with respect to the outstanding Notes, in respect or in furtherance thereof.

THE EFFECT OF ELAN'S CORPORATE STRUCTURE ON PAYMENT OF THE NOTES

     The Notes are the obligations of Elan Capital exclusively and the guarantee is the obligation of Elan exclusively. Because some of Elan's operations are currently conducted through its subsidiaries, Elan's cash flow and the consequent ability to service its debt, including the Notes, are dependent, in part, upon the earnings of Elan's subsidiaries and the distribution of those earnings to Elan or upon loans or other payments of funds by those subsidiaries to Elan. Elan's subsidiaries are separate and distinct legal entities. They have no obligation, contingent or otherwise, to pay any amounts due on the Notes or to make any funds available for Elan's payment of any amounts due on the Notes, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances by Elan's subsidiaries to Elan may be subject to statutory or contractual restrictions and are contingent upon the earnings of those subsidiaries and various business considerations.

     Elan's guarantee of the Notes will be effectively subordinated to all indebtedness and other liabilities, including current liabilities and commitments under leases, if any, of Elan's subsidiaries. Any right of Elan to receive assets of any of its subsidiaries upon liquidation or reorganisation of the subsidiary (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that Elan is recognised as a creditor of the subsidiary, in which case Elan's claims would still be subordinated to any security interests in the subsidiary's assets and any of the subsidiary's indebtedness senior to that which Elan holds.

     The Indenture contains no covenant that Elan will not sell, transfer or otherwise dispose of any shares of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, voting stock of any of Elan's subsidiaries. It also does not prohibit any subsidiary from issuing any shares of, securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, the subsidiary's voting stock.

     See "Risk Factors -- Effective Subordination of Notes and Guarantee."

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES, INCORPORATOR AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder of Elan Capital or Elan or any of their respective affiliates, as such, shall have any liability for any obligations of Elan Capital or Elan or any of their respective affiliates under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation and, in partial consideration for the issuance of the Notes, each holder of a Note by accepting a Note waives and releases all such liability; provided that this paragraph shall not in any way limit the guarantee of any guarantor of the Notes.

GOVERNING LAW

     The Indenture and the Notes will be governed by and construed in accordance with, the laws of the State of New York applicable to agreements made or instruments entered into and, in each case, performed in that state.

INFORMATION CONCERNING THE TRUSTEE

     The Bank of New York, will act as Trustee under the Indenture. The Bank of New York also acts as the depositary for Elan's ADRs, for which it receives customary fees. In addition, Elan Capital and Elan may conduct banking transactions with The Bank of New York and its affiliates in the ordinary course of business.

     Under the Indenture, The Bank of New York is required to transmit annual reports to all holders regarding its eligibility and qualification under the Indenture and related matters.

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                                  RISK FACTORS

     Prospective investors in the Notes should carefully read the entire Offering Circular. Ownership of the Notes involves certain risks. Prospective investors should consider, among other things, the risk factors set out on pages A-179 to A-184 and the following:

RISK FACTORS RELATING TO THE BUSINESS OF THE GUARANTOR

SHARE PRICE, SEC INVESTIGATION AND CLASS ACTIONS

     There is no guarantee that the price of the Shares will increase in future above the conversion ratio of the Notes.

     Since January 2002, the market price of the Shares has decreased materially and has experienced substantial price and volume fluctuations. The Guarantor believes these fluctuations and overall decreases have primarily been the result of factors specifically relating to the Guarantor and its subsidiaries, including without limitation the ongoing Securities and Exchange Commission ("SEC") Investigation and the Actions described below and other events and circumstances described in Annex A of this Offering Circular, including under "Risk Factors." The Guarantor is the subject of an ongoing investigation by the SEC's Division of Enforcement which commenced on 12 February 2002 (the "SEC INVESTIGATION"). The Guarantor believes the SEC Investigation relates primarily to the issues which are the subject of a putative class action against the Guarantor and certain of its current and former officers and directors, which consolidated several class actions that were filed in early 2002 (the "CLASS ACTION"). The consolidated complaint, filed on 24 January 2003 in the US District Court for the Southern District of New York, alleges violations of US federal securities laws, including that the Guarantor's financial statements were not in accordance with generally accepted accounting principles ("GAAP") and that the defendants disseminated materially false and misleading information concerning the Guarantor's business and financial results, its investments in certain business ventures and business venture parents, and the licence fees and research revenues received by the Guarantor from the business ventures. In particular, the allegations focus on (i) the accounting for proceeds from the Guarantor's sale of certain product lines and disclosure concerning those sales;
(ii) the accounting for certain risk-sharing arrangements that were entered into and disclosure concerning those arrangements; (iii) the accounting for certain qualifying special purpose entities and disclosure concerning those entities;
(iv) the disclosure of compensation of certain of the Guarantor's officers; and
(v) certain alleged related party transactions. The Class Action seeks compensatory damages and other relief that the court may deem proper. In addition, the Guarantor is also a nominal defendant in two derivative actions filed against certain of its current and former officers and directors filed on or about 14 March 2002 and 20 March 2002 in the Superior Court of the State of California, County of San Diego (the "DERIVATIVE ACTIONS", and together with the Class Action, the "ACTIONS"), which contain similar allegations to those set forth in the Class Action but also allege, among other things, that the defendant officers and directors breached their duties to the Guarantor by causing it to engage in the activity alleged in the Class Action. Among other relief, the Derivative Actions seek damages against the defendant officers and directors on the Guarantor's behalf. As discussed in Note 25 to the Consolidated Financial Statements (page A-124), an agreement to settle the Derivative Action has been reached. That agreement has been approved by the court. The Guarantor is generally obliged to indemnify its current and former officers who are named as defendants in some of the Actions to the extent permitted by Irish law.

     The Guarantor is unable to predict or determine the outcome of the SEC Investigation or the Class Action or reasonably estimate the amount or range of loss, if any, with respect to the resolution of these Actions or the SEC Investigation. The resolution of the SEC Investigation could result in the Guarantor incurring substantial fines and penalties or could result in the Guarantor amending its documents or reports previously filed with or submitted to the SEC, including, without limitation, restating the Guarantor's previously filed or submitted financial statements. Any such amendments or restatements, including the Guarantor's previously announced restatement of its 2001 audited US GAAP financial results and adjustments of its 2002 unaudited US GAAP financial information, could have a material adverse effect on the outcome of the Actions. If the Guarantor incurs substantial fines or penalties in connection with the resolution of the SEC Investigation or if the Guarantor is required to pay substantial amounts or issue other substantial consideration in connection with the settlement or other resolution of the Class Action, the price of the Shares and/or the Notes may be subject to material decreases and holders of the Notes or of Shares issued upon conversion of the Notes may lose the entire value of their investment in the Notes. Additionally, even if the final outcome at the time of the resolution and

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



conclusion of the SEC Investigation or the Class Action is not adverse to the Guarantor, the market price of the Shares and the Notes may experience price fluctuations until such a resolution and conclusion is reached. The Guarantor cannot predict the timing or outcome of any such resolution or conclusion.

SUBSTANTIAL FUTURE CASH NEEDS AND POTENTIAL CASH NEEDS

     At 30 June 2003, after giving effect to this offering (excluding the application of the net proceeds therefrom), the Guarantor and its consolidated subsidiaries would have had approximately US$2.6 billion of contractual future cash payments and approximately US$0.1 billion of potential future cash payments, excluding expected capital expenditures on plant and equipment, lease payments and future investments in financial assets such as investments in business ventures. The Guarantor may not be able to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of its indebtedness, including the Notes, when due.

     The Guarantor's substantial level of future cash needs and potential cash needs could have important effects on an investment in the Notes. These effects may include:

     o making it more difficult for the Guarantor to satisfy its obligations with respect to the Notes and its obligations to other persons with respect to its other liabilities;

     o limiting its ability to obtain additional financing on satisfactory terms to fund its working capital requirements, capital expenditures, debt service requirements and other general corporate requirements;

     o increasing its vulnerability to general economic downturns, competition and industry conditions, which could place it at a competitive disadvantage compared to its competitors that are less leveraged;

     o reducing the availability of its cash flow to fund its working capital requirements, capital expenditures, acquisitions, investments and other general corporate requirements because it will be required to use a substantial portion of its cash flow to service its cash obligations; and

     o limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which it operates.

     The Guarantor's ability to pay principal and interest on the Notes and to satisfy its other future cash needs and potential cash needs will depend upon its future operating performance and its ability to refinance its debt and other obligations. The Guarantor incurred operating losses for the 2001 and 2002 fiscal years and expects to incur an operating loss for the 2003 fiscal year. The Guarantor's ability to generate future profits is dependent to a large degree on its product development efforts and continued successful execution of its recovery plan, including cost cutting. In connection with the recovery plan, the Guarantor may dispose of certain non-core assets, which may include assets that generate substantial revenue. This may have a material impact on the Guarantor's ability to pay principal and interest on the Notes, to satisfy its other future cash needs and potential cash needs and to fund its business.

     If the Guarantor is unable to service the Notes and its other future cash needs and potential cash needs and fund its business, it may be forced to reduce or delay capital expenditures, seek additional debt financing or equity capital, restructure or refinance its debt or sell assets. There can be no assurance that the Guarantor would be able to obtain additional financing, refinance existing debt or sell assets on satisfactory terms or at all.

RISK FACTORS RELATING TO THE NOTES AND THE SHARES

LIMITED SUBORDINATION OF GUARANTEE; PAYMENT BLOCKAGE

     The Guarantee will be subordinated in right of payment to the prior payment in full of all existing and future Guarantor Senior Debt (the term "GUARANTOR SENIOR DEBT" means, in general, all of the Guarantor's obligations under its guarantees of the EPIL II Notes, the EPIL III Notes and certain indebtedness incurred or guaranteed by the Guarantor to refinance or replace the EPIL II Notes or the EPIL III Notes. Please see "Description of the Guaranteed Convertible Notes of Elan Capital and Guarantee of Elan -- Certain Definitions" for a further description of Guarantor Senior Debt). As at 30 June 2003, Elan had approximately US$840 million of Guarantor Senior Debt outstanding. By reason of the subordination of the Guarantee, upon any payment or distribution of assets of the Guarantor of any kind or character, whether in cash, securities, property or other assets, to creditors upon any total or partial liquidation, dissolution, winding-up, reorganisation, assignment for the benefit of creditors or marshaling of assets of the Guarantor or in a bankruptcy, examinorship, reorganisation, insolvency, receivership or other similar proceeding relating to the Guarantor or its property, whether voluntary or involuntary, the Guarantor's assets will be available to pay amounts due on the Notes only after all Guarantor Senior Debt is first paid in full. In these cases, the Guarantor may not have sufficient funds to pay all of its creditors, and holders of the Notes may receive less, ratably, than holders of Guarantor Senior Debt.

     In addition, if any EPIL Default occurs and is continuing, no payment or distribution of any kind or character may be made by or on behalf of the Guarantor or Elan Capital or any other person on their behalf with respect to any obligations under the Guarantee or the Notes or to acquire any of the Notes for cash or property or otherwise until such EPIL Default (and all other EPIL Defaults) have been cured or waived or ceased to exist or all EPIL Indebtedness with respect to which any EPIL Default has occurred and is continuing, has been paid in full in cash (the term "EPIL DEFAULT" means, in general, any default or event of default on the EPIL II Notes or the EPIL III Notes or any acceleration of the Notes).

EFFECTIVE SUBORDINATION OF NOTES AND GUARANTEE

     Holders of Notes will not have any claim as a creditor against the Guarantor's subsidiaries (other than the Issuer), and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will be effectively senior to the claims of the holders of the Notes. Those subsidiaries account for substantially all of the Guarantor's consolidated operations and assets. As at 30 June 2003, the liabilities of those subsidiaries on a consolidated basis (including the EPIL II Notes and the EPIL III Notes) were approximately US$2,661.5 million and, after giving effect to the offering (excluding the application of the net proceeds therefrom) the liabilities of those subsidiaries on a consolidated basis would have been approximately US$3,121.5 million. Although the EPIL II Notes and the EPIL III Notes currently restrict the ability of the Guarantor and its subsidiaries to incur debt, the Guarantor and such subsidiaries (other than Elan Capital) may be able to incur debt in the future in addition to their existing debt. Upon any bankruptcy, examinership, reorganisation, insolvency, receivership or other similar proceeding of any such subsidiary, holders of their indebtedness and their trade creditors will generally be entitled to payment on their claims from the assets of such subsidiaries before any assets will be made available for distribution to the Guarantor. In addition, Athena loaned the proceeds from the offering of the Athena Notes to its immediate parent, Athena Neurosciences, Inc. ("ANI"). The note evidencing the loan was pledged by Athena to the holders of the Athena Notes. Therefore, upon any bankruptcy, examinership, reorganisation, insolvency, receivership or other similar proceeding of or relating to the Guarantor, the holders of the Athena Notes may receive more, ratably, than the holders of the Notes as a result of the assets held by ANI, including the capital stock of certain operating subsidiaries of the Guarantor.

NO PRIOR MARKET

     Prior to the offering, there has been no market for the Notes. Though application has been made (i) for the Notes to be admitted to the Official List and for such Notes to be admitted to trading on the London Stock Exchange's market for listed securities and (ii) for the Notes to be admitted to the ISE Official List, and admission in each case is expected to take place on 11 November 2003, there can be no assurance regarding the future development of a market for the Notes, or the ability of Noteholders to sell their Notes, or the price at which such Noteholders may be able to sell their Notes. If a market for the Notes were to develop, the Notes could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, the Guarantor's results of operations or prospectus, including the outcome of the SEC Investigation and Class Action, the market for similar securities and the other factors described in these "Risk Factors" and in the risk factors set forth in Annex A of the Offering Circular. There can be no assurance as to the liquidity of any trading market for the Notes or that an active market for the Notes will develop.

EXAMINERSHIP LAWS IN IRELAND

     If the Guarantor is unable, or likely to be unable, to pay its debts, an examiner may be appointed to facilitate the survival of the company and the whole or any part of its business by formulating proposals for a compromise or scheme of arrangement. If an examiner has been appointed to the Guarantor, the examinership may be extended to related companies even if those companies are not themselves insolvent. An extension of the examinership to such related but not insolvent companies is not likely although no assurance can be given that it would not ever arise.

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



     If an examiner is appointed to the Guarantor, a protection period, not exceeding 100 days, will be imposed so that the examiner can formulate and implement his proposals for a compromise or scheme or arrangement. During the protection period, any enforcement action by a creditor is prohibited. In addition, the company would be prohibited from paying any debts existing at the time of the presentation of the petition to appoint an examiner. The appointment of an examiner may restrict the abilities of the Guarantor to make timely payments under its guarantees and Noteholders may be unable to enforce their rights under the guarantees. During the course of examinership, Noteholders' rights under the guarantees may be affected by the examiner's exercise of his powers to, for example, repudiate a restriction or prohibition on further borrowings or the creation of security. If the Issuer, despite being a Bermudan registered company, is held to have its centre of main interest in Ireland then the rights of the Noteholders against the Issuer may be similarly restricted.

FRAUDULENT PREFERENCE, FRAUDULENT CONVEYANCE AND CORPORATE BENEFIT

     In Irish insolvency proceedings, any payment made under the guarantees of the Notes may be held to be invalid if the payment was made with a view to giving the Noteholder a preference over other creditors and at the time of payment the Guarantor was unable to pay its debts as they became due. A payment will, however, only be held invalid in the context of insolvency proceedings in these circumstances if:

     (a) the intention of the Guarantor to prefer the Noteholder over other creditors is proved to the court;

     (b) proceedings to wind up the Guarantor are commenced within six months after the date the payment was made; and

     (c) at the time payment was made and at the time the winding up proceeding were commenced, the Guarantor was unable to pay its debts, taking into account its contingent and prospective liabilities.

     A payment will be unlikely to be held to be invalid as a preference if made in good faith and for valuable consideration.

     A payment under a guarantee of the Notes could also be set aside on the application of a liquidator, receiver, examiner, creditor or contributory of a company which is being wound up if the effect of the payment was to perpetrate a fraud on the company, its creditors or members, although a court will have regard to the rights of the recipient of the payment if they received the payment in good faith and for value.

     A guarantee may only be issued where the company issuing the guarantee receives sufficient commercial benefit for doing so. If there is insufficient commercial benefit the beneficiary of the guarantee may not be able to rely on the authority of the directors of that company to grant the guarantee and accordingly a court may set aside the guarantee at the request of the company's shareholders or a liquidator. The board of directors of the Guarantor has passed a resolution confirming that the entry into the guarantees is in its best interests and for its corporate benefit. No assurance can be given that a court would agree with their conclusion in this regard. However, as the Guarantor is the ultimate parent company in the Group, a successful challenge to the validity of the Guarantee and the commercial benefit for the Guarantor in providing the Guarantee in the context of the issue of the Notes by its indirectly wholly owned subsidiary could not be assumed.

     If a court voided any guarantee or any payment under any guarantee of the Notes as a result of a fraudulent conveyance or fraudulent preference or held it unenforceable for any other reason, Noteholders would cease to have any claim against the Guarantor under its guarantee of the Notes.

SHARE DILUTION

     Subject to the limited lock-up provisions of the subscription agreement (as described under "Subscription and Sale"), the agreements governing the Notes do not restrict the Guarantor from issuing additional Shares during the life of the Notes nor the terms on which such Shares may be issued.

LIMITED VOTING RIGHTS

     Noteholders will not be entitled to any rights with respect to the Shares (including, without limitation, voting rights and rights to receive any dividends or other distribution on the Shares), but will be subject to all changes affecting the Shares. Noteholders will only be entitled to rights on the Shares if and when Shares are delivered to the Noteholder upon conversion of the Notes.

                                 USE OF PROCEEDS

     The gross proceeds of this offering will be loaned by Elan Capital to the Guarantor pursuant to the terms of a non-interest bearing note, which will be subordinated to the extent and in the same manner as the Guarantee (the "INTER-COMPANY NOTE"). The net proceeds of the offering, which are expected to be US$427,500,000, after deducting estimated commissions and concessions and the estimated expenses of the offering, together with the net proceeds from the Guarantor's recently completed offering of Ordinary Shares, are expected to be used by EFC to repurchase outstanding LYONs, including LYONs tendered for purchase at the option of the holders thereof as at 14 December 2003 pursuant to the terms of the indenture under which the LYONs were issued. Remaining net proceeds from the offering are expected to be used by the Guarantor and its subsidiaries for working capital and other general corporate purposes, including, without limitation, the potential purchase by Elan of royalty rights on Zonegran (Trade Mark) , Frova (Trade Mark) and Zanaflex (Trade Mark) from Pharma Operating, Ltd, a wholly owned subsidiary of Pharma Marketing, Ltd.

                          DESCRIPTION OF THE GUARANTOR

COMPANY OVERVIEW

     Elan, an Irish public limited company, is a worldwide biopharmaceutical company headquartered in Dublin, Ireland. Elan was incorporated as a private limited company in Ireland on 18 December 1969 and became a public limited company on 3 January 1984. Elan operates under the Irish Companies Acts 1963 to 2001 (the "COMPANIES ACTS"). Elan's principal research and development, manufacturing and marketing facilities are located in Ireland, the United States and the United Kingdom. Its registered office is at Lincoln House, Lincoln Place, Dublin 2, Ireland.

     During 2001 and through mid-2002, Elan conducted its operations through two primary business units: Biopharmaceuticals and Drug Delivery. On 31 July 2002, Elan announced a recovery plan to restructure its businesses, assets and balance sheet in order to enable it to meet its financial commitments. With the implementation of the recovery plan, Elan will focus on three core therapeutic areas: neurology, pain management and autoimmune diseases. In accordance with this new focus, the Group was reorganised and two new units were created: Core Elan and Elan Enterprises.

     Core Elan is engaged in pharmaceutical commercial activities and biopharmaceutical research and development activities. Elan's pharmaceutical commercial activities include the marketing of products in the therapeutic areas of neurology, pain management and infectious diseases. Biopharmaceutical research and development activities include the discovery and development of products in the therapeutic areas of neurology, pain management and autoimmune diseases.

     Elan's biopharmaceutical product pipeline currently includes several innovative products in development in the fields of autoimmune diseases and pain management, including Antegren, which is in Phase III clinical trials for multiple sclerosis ("MS") and Crohn's disease, in collaboration with Biogen, Inc. ("BIOGEN"), and Prialt, for the treatment of severe chronic pain. Elan expects to file with the FDA a New Drug Application ("NDA") for Prialt in the first quarter of 2004. Additionally, Elan remains committed to the advancement of its broad Alzheimer's disease ("AD") programmes.

     Elan expects to file three US NDAs and four European Marketing Authorisation Applications ("MAAS") by the end of 2004. Elan has also filed an Investigational New Drug Application ("IND") from its Alzheimer's collaboration with Wyeth.

     Elan Enterprises is mainly comprised of Elan's drug delivery businesses and other assets such as business ventures and non-core pharmaceutical products. Drug delivery activities have historically included the development, licensing and marketing of drug delivery products, technologies and services to pharmaceutical industry clients on a worldwide basis. Elan Enterprises is seeking to dispose of many of these businesses and assets.

COMPANY MISSION AND GOALS

     Elan's mission is to become a fully integrated, world-class company capable of developing effective and novel treatments in the core areas of neurology, pain management and autoimmune diseases. Elan is committed to discovering, developing and marketing new, innovative products that address the world's most debilitating medical conditions, that improve the health and quality of life for patients and their families, and that meet the requirements of the healthcare professionals who treat them. Elan will conduct its business with the highest standards of ethics and integrity and believes in serving patients, customers, investors and employees.

RECOVERY PLAN

     A key element of the recovery plan is the divestiture of businesses, products, investments and other assets. The objective was to complete US$1.5 billion in asset divestitures by mid to late November 2003. Since its commencement in August 2002, the divestiture programme has generated gross consideration in excess of US$1.8 billion. Elan intends to sell further businesses, products, investments, and other assets with the goal of raising up to a further US$400 million as part of its recovery plan. Assets from both Core Elan and Elan Enterprises may be disposed of as part of the recovery plan.

     A key objective of the recovery plan is to enable Elan to meet its financial obligations and to simplify its balance sheet. Contractual and potential future payments have been reduced by approximately US$2.2 billion, from US$4.5 billion at 31 December 2001 to US$2.3 billion at 30 June 2003.

     See pages A-5 to A-8 for further information on Elan's business activities and the recovery plan.

RECENT DEVELOPMENTS

     On 30 September 2003, Elan announced that its drug delivery business unit, NanoSystems, and Bristol-Myers Squibb Company ("BRISTOL-MYERS SQUIBB") had signed a license agreement for NanoSystems' NanoCrystal technology. This license provides Bristol-Myers Squibb with access to NanoCrystal technology and the right to develop and commercialise products incorporating this technology. The license agreement includes formulation services, technology transfer, development milestones and royalties on sales of products incorporating or made using the technology.

     On 22 October 2003, Elan announced that it has agreed to sell four pain products and related assets (the "PAIN PORTFOLIO") to aaiPharma Inc ("AAIPHARMA"). These products include the rights to Roxicodone (Trade Mark) (oxycodone hydrochloride) tablets and oral solution, Oramorph (Trade Mark) SR (morphine sulfate sustained-release) tablets, Roxanol (Trade Mark) (morphine sulfate) and Duraclon (Trade Mark) (clonidine hydrochloride injection). Under the terms of the agreement, Elan will receive total consideration of US$100 million upon closing. This consideration comprises a cash payment to Elan of US$51.6 million including an estimated US$3.0 million payment for product inventory. aaiPharma will acquire the product inventory from Elan at closing and consequently the US$3.0 million estimated value may be subject to change. In addition, aaiPharma will assume US$51.4 million of Elan's product related payments. This transaction is expected to close during the fourth quarter of 2003.

     On 5 November 2003, Elan issued 35 million Ordinary Shares at a price of US$4.95 per Ordinary Share. The net proceeds of the issue (after deducting commissions and concessions and the estimated expenses of the offering) were approximately US$167 million. The net proceeds of the offering are expected to be used by EFC to repurchase outstanding LYONs, including LYONs tendered for purchase at the option of the holders thereof as of 14 December 2003 pursuant to the terms of the indenture under which the LYONs were issued.

     In connection with the offering of Notes, on 29 October 2003, Elan announced that it had sought and received waivers from the holders of a majority in aggregate principal amount of the EPIL II Notes and the EPIL III Notes. The waivers, which are expected to become effective on or before 7 November 2003 (subject to certain conditions subsequent), will enable Elan to complete the offering of Notes. In connection with the waivers, Elan paid an aggregate fee of US$16.8 million (2.0% of the aggregate principal amount of EPIL II Notes and EPIL III Notes outstanding).

MEMORANDUM AND ARTICLES OF ASSOCIATION

     The objects of Elan are set out in full in paragraph 3(1) of the Memorandum of Association. The Memorandum of Association provides that the principal objects of Elan are to carry on all or any of the businesses of manufacturers, buyers, sellers and distributing agents of and dealers in patent, pharmaceutical and medicinal products, together with all activities ordinarily associated with a for-profit company engaged in this field.

     The Articles of Association of Elan ("ELAN'S ARTICLES") contain (amongst others) provisions to the following effect:

ALTERATION OF CAPITAL AND VARIATION OF CLASS RIGHTS

     Pursuant to Article 8 of the Elan's Articles the shares of Elan are, subject to the provisions of the Companies Acts, under the control of the directors who may allot, grant options over or otherwise deal and dispose of them on such terms and conditions as they see fit. Elan may, pursuant to Article 25, increase its share capital by such sum to be divided into shares of such amount as may be prescribed by ordinary resolution. Subject to the provisions of the Companies Acts Elan may, pursuant to Article 26, issue new shares upon such terms and conditions and with such rights and privileges annexed thereto as a general meeting resolving thereon may direct, and absent such direction as the directors shall determine. Shares may be issued with preferential or qualified rights to dividends and in the distribution of Elan's assets and with special, or without any, voting rights. Elan, pursuant to Article 28, may, from time to time by ordinary resolution, consolidate and divide all or any of its share capital into shares of larger amount than its existing shares, subdivide any or all its shares into shares of smaller amount on terms that, as between the holders of shares resulting from such subdivision, one or more of the shares may have such preferred or other special rights over, or may have such deferred rights or be subject to such restrictions as compared with, the others as Elan has power to attach to any unissued or new shares, and Elan may cancel shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of shares so cancelled. Elan may, by special resolution, reduce its share capital, any capital redemption reserve fund and any share premium account in any manner authorised by the Companies Acts.

     Pursuant to Article 6, wherever Elan's share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated with the sanction of a special resolution passed at a class meeting of the holders of the shares of that class, but not otherwise. The quorum at such class meeting will be deemed to be two or more persons holding or representing by proxy at least a majority in nominal amount of the issued shares of the class. Pursuant to Article 7 the special rights attached to any class of shares in the capital of Elan shall not, unless otherwise expressly provided by Elan's Articles or conditions of issue of the shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith or subordinate thereto.


HISTORY OF ELAN'S SHARE CAPITAL FOR THE LAST THREE YEARS


                                                       ORINDARY SHARES OF       EXECUTIVE SHARES OF   "B" EXECUTIVE SHARES
                                                          5 EURO CENTS               EURO 1.25          OF 5 EURO CENTS
                                                       ---------------------    -------------------   --------------------
                                                        NO. OF                    NO. OF                NO. OF
                                                        SHARES        US$000      SHARES     US$000     SHARES     US$000
                                                       ----------  ---------    ---------  --------   ----------  --------
At 31 August 2000.................................    289,973,698     17,305      1,000         2        21,375      2
Shares issued to former shareholders of
  public companies previously acquired ...........     30,486,163
Options Exercised.................................      1,457,824                    --        --            --     --
Warrants Exercised................................        571,022                    --        --            --     --
Other.............................................          7,741                    --        --            --     --
At 31 December 2000...............................    322,496,448     18,695      1,000         2        21,375      2
Warrants Exercised................................     10,126,107                    --        --            --     --
Options Exercised.................................      7,885,361                    --        --            --     --
Athena Notes......................................      9,138,685                    --        --            --     --
Other.............................................        190,337                    --        --            --     --
At 31 December 2001...............................    349,836,938     19,912      1,000         2        21,375      2
Options Exercised.................................        543,082                    --        --            --     --
Other.............................................         21,411                    --        --            --     --
Warrants Exercised................................          7,432                    --        --            --     --
At 31 December 2002...............................    350,408,863     19,939      1,000         2        21,375      2
Options Exercised.................................        612,228                    --        --            --     --
Other.............................................          8,594                    --        --            --     --
At 31 October 2003................................    351,029,685     19,969      1,000         2        21,375      2


     From 31 October 2003 to 4 November 2003 (the latest practicable date prior to the publication of this Offering Circular) (i) a further 11,575 Ordinary Shares of Elan were issued on exercise of share options; and (ii) on 5 November 2003 Elan issued 35,000,000 Ordinary Shares at a price of US$4.95 per Ordinary Share (see "Description of the Guarantor -- Recent Developments"). Other than the issues referred to in (i) and (ii) above there have been no material changes in the issued share capital of any of the Group subsidiaries other than intra-group issues by wholly-owned subsidiaries, pro-rata issues by partly owned subsidiaries or changes in the capital structure of subsidiaries which have remained wholly-owned throughout this period.

MAJOR SHAREHOLDERS

     As at 4 November 2003 (the latest practicable date prior to the publication of this Offering Circular) the following persons had notified Elan of the following interests in 3% or more of the issued share capital of Elan:

                                  NUMBER OF ORDINARY     % OF EXISTING ISSUED
NAME                                    SHARES           ORDINARY SHARE CAPITAL
----                              ------------------     ----------------------
Capital Research & Management
  Company........................      41,194,000                11.7
Fir Tree, Inc....................      15,495,000                 4.4

     The major shareholders have identical voting rights to the other shareholders. Save as disclosed above, so far as is known to the directors there is no person who directly or indirectly is or will be interested in 3% or more of Elan's issued share capital and there is no person who would directly or indirectly, jointly or generally, exercise control over Elan.

     As at the date of this Offering Circular there has been no change in the amount of any outstanding convertible debt securities, exchangeable debt securities or debt securities with warrants or the conditions governing and the procedures for conversion, exchange or subscription of such securities as described at Note 16 "Convertible Debt and Guaranteed Notes" on pages A-109 to A-112.

401(K) RESCISSION OFFER

     Elan offers a 401(k) plan to its US employees. The purpose of the plan is to provide employees with a voluntary, systematic and generally tax-deferred method to save for retirement. Under the plan, employees may contribute a portion of their income and may receive an employer contribution. Participants in the plan are permitted, but not required, to invest in Elan's ADSs. Purchases are made by the plan's trustee.

     Elan is required to register the ADSs purchased by the trustee for the plan. Although the trustee purchased ADSs in a manner consistent with the plan and the investment elections of its participants, Elan determined that up to 462,900 ADSs purchased by the trustee in open market transactions on behalf of participants under the plan between 1 January 1998 and 31 December 2001 were not registered. Under the US federal and state securities laws, Elan offered eligible participants the right to rescind purchases of ADSs made under the plan between 1 January 1998 and 31 December 2001.

     228,282 Ordinary Shares with a book value of US$573,344 and a nominal value of Euro 11,414.10 were purchased on 19 December 2002 and a further 1,165 Ordinary Shares with a book value of US$4,354 and a nominal value of Euro 58.25 were purchased on 6 March 2003. These purchases were a result of the 401(k) rescission offer and were registered in the name of Elan Pharma Limited (a wholly owned subsidiary of Elan).

RESEARCH AND DEVELOPMENT

     Elan's research and development activities are conducted principally at Elan's facilities in South San Francisco and San Diego, California, United States, King of Prussia, Pennsylvania, United States and Stevenage, United Kingdom.

     Core Elan's biopharmaceutical research and development activities include the discovery and development of products in the therapeutic areas of neurology, pain management and autoimmune diseases. Elan is a proven leader in the advancement and understanding of Alzheimer's disease. Other neurology research and development efforts include work in the areas of Parkinson's disease, MS and epilepsy. In autoimmune and pain management, Elan has late-stage development efforts in Antegren and Prialt and an ongoing commitment to continued research in these areas.

     Antegren (natalizumab), which is being developed in partnership with Biogen, is currently in four Phase III trials for MS and Crohn's disease, which are fully enrolled with over 3,000 patients. Data from the Phase III Crohn's induction study was recently presented at key scientific and medical meetings. Elan filed a European MAA for Prialt (ziconotide) for severe pain in May 2003 and is on track to file a US NDA in the first quarter of 2004. Elan is on track to file a European MAA for Zonegran for partial seizures in the fourth quarter of 2003. Elan filed a US IND for a monoclonal antibody against Alzheimer's disease and is on track to initiate a phase I clinical trial in the fourth quarter of 2003.

     Elan Enterprises is mainly comprised of Elan's drug delivery businesses and other assets such as business ventures and non-core pharmaceutical products. Drug delivery activities have historically included the development, licensing and marketing of drug delivery products, technologies and services to pharmaceutical industry clients on a worldwide basis.

Research and development expenses incurred by Elan for each of the three years ended 31 December 2002 and for the six months ended 30 June 2003 is shown in the table below.



                                           SIX MONTHS ENDED                 YEAR ENDED 31 DECEMBER
                                           ----------------              -----------------------------
                                               30 JUNE 2003             2002           2001      2000
                                                  US$M                  US$M           US$M      US$M
                                                  ----                  ----           ----      ----

Research and Development Expenses......          181.8                 517.3          401.9     305.3


     The above research and development expenses include exceptional expenses of US$10.6 million, US$114.7 million, US$78.6 million and US$32.0 million for the six months ended 30 June 2003 and the years ended 31 December 2002, 2001 and 2000, respectively. Such exceptional items include product and goodwill impairments, fixed asset write downs and severance/relocation costs.

DIVIDENDS

     The Executive Shares and the "B" Executive Shares were established as a means of enabling its key employees to participate in profits of Elan. During the three years ended 31 December 2000, 31 December 2001 and 31 December 2002, a company controlled by certain key employees received dividends of Euro 2,666,450, Euro 5,078,952 and Euro 4,600,000 respectively in respect of the "B" Executive Shares. Such amounts were included as remuneration of those employees in the annual reports for each of those years. No dividends have been paid in respect of the Ordinary Shares or the Executive Shares in the three years to 31 December 2002.

DIRECTORS

     As at the date of this Offering Circular, the directors of Elan are: Garo
H. Armen, Ph.D, Brendan E. Boushel, Laurence G. Crowley, William F. Daniel, Alan
R. Gillespie, Ph.D., Ann Maynard Gray, John Groom, Kieran McGowan, Kevin M. McIntyre, M.D., Kyran McLaughlin, G. Kelly Martin, Dennis J. Selkoe, M.D., The Honorable Richard L. Thornburgh and Daniel P. Tully.

     The directors' business address is Lincoln House, Lincoln Place, Dublin 2, Republic of Ireland.

DIRECTORS' AND OFFICERS' INTERESTS

     As at 4 November 2003 (the latest practicable date prior to the publication of this Offering Circular) the directors and their immediate families had the beneficial interests in the Ordinary Shares shown in the table below, such interest being those of a director or a connected person of a director the existence of which is known to, or could with reasonable diligence be ascertained by, that director whether or not held through another party, in the share capital of Elan:


                                                  NUMBER OF              % OF EXISTING ISSUED
NAME OF DIRECTOR                              ORDINARY SHARES               ORDINARY SHARES
----------------                              ---------------               ---------------

Garo H. Armen, Ph.D........................        270,000                         0.077%
G. Kelly Martin............................        257,500                         0.073%
John Groom.................................        510,000                         0.145%
Daniel P. Tully............................        177,548                         0.051%
Brendan E. Boushel.........................        838,698                         0.239%
Lawrence G. Crowley........................             --                             --
William F. Daniel..........................         50,000                         0.014%
Ann Maynard Gray...........................          3,500                         0.001%
Alan R. Gillespie, Ph.D....................        120,000                         0.034%
Kieran McGowan.............................          1,200                             --
Kevin M. McIntyre, M.D.....................        179,356                         0.051%
Kyran McLaughlin...........................             --                             --
Dennis J. Selkoe, M.D......................        163,175                         0.046%
The Honourable Richard L. Thornburgh.......            200                            --


     As at 4 November 2003 (the latest practicable date prior to the publication of this Offering Circular) the directors and their immediate families had the beneficial interest in Options and Warrants over Ordinary Shares of Elan shown in the table below, such interests being those of a director or a connected person of a director the existence of which is known to, or could with reasonable diligence be ascertained by, that director whether or not held through another party:


                                            NUMBER OF
                                            ORDINARY                            OPTION          EXERCISE       EXERCISE
                                             SHARES               DATE           PRICE           PERIOD        PERIOD
DIRECTOR                                 UNDER OPTION          OF GRANT           US             $FROM         TO

Garo H. Armen, Ph.D...................          10,000       5 Dec 1997            26.94     5 Dec 2000        4 Dec 2005
                                                10,000      30 Apr 1999            25.81    30 Apr 2002       29 Apr 2007
                                                 5,000       2 Mar 2001            54.85     2 Mar 2002        1 Mar 2009
                                               550,000      14 Nov 2002             2.26     9 Jan 2003       13 Nov 2012
                                               450,000       1 May 2003             3.84     2 Apr 2004       30 Apr 2013

G. Kelly Martin.......................       1,000,000       6 Feb 2003             3.85    31 Dec 2003        5 Feb 2013

John Groom............................         266,720       1 Jul 1996            14.25     1 Jul 1999       30 Jun 2006
                                                50,000      24 Feb 2000            37.19     1 Jan 2002       23 Feb 2010

Daniel P. Tully.......................          10,000      30 Apr 1999            25.81    30 Apr 2002       29 Apr 2007
                                                 5,000       2 Mar 2001            54.85     2 Mar 2002        1 Mar 2009

Brendan E. Boushel....................          10,000      5 Dec. 1997            26.94     5 Dec 2000        4 Dec 2005
                                                10,000      30 Apr 1999            25.81    30 Apr 2002       29 Apr 2007
                                                 5,000       2 Mar 2001            54.85     2 Mar 2002        1 Mar 2009

Lawrence G. Crowley...................          12,000      30 Jun 1996            14.31    30 Jun 1997       30 Jun 2004
                                                10,000       5 Dec 1997            26.94    5 Dec. 2000       4 Dec. 2005
                                                10,000      30 Apr 1999            25.81    30 Apr 2002       29 Apr 2007
                                                 5,000       2 Mar 2001            54.85     2 Mar 2002        1 Mar 2009

William F. Daniel.....................          40,000       4 Dec 1998            32.69     4 Dec 2001        3 Dec 2008
                                                40,000       8 Nov 1999            24.00     8 Nov 2001        7 Nov 2009
                                                35,000      24 Feb 2000            37.19     1 Jan 2002       23 Feb 2010
                                                25,000       2 Mar 2001            54.85     1 Jan 2002        1 Mar 2011
                                                30,000       1 Mar 2002            14.07     1 Jan 2003       29 Feb 2012
                                               150,000      20 Aug 2002             2.11    20 Feb 2003       19 Aug 2012
                                                 6,000       1 May 2003             3.84     1 Jan 2004       30 Apr 2013

Ann Maynard Gray......................           5,000       2 Mar 2001            54.85     1 Feb 2003        1 Mar 2009

Alan R. Gillespie, Ph.D...............          12,000      30 Jun 1996            14.31    30 Jun 1997       30 Jun 2004
                                                10,000       5 Dec 1997            26.94     5 Dec 2000        4 Dec 2005
                                                10,000      30 Apr 1999            25.81    30 Apr 2002       29 Apr 2007
                                                 5,000       2 Mar 2001            54.85     2 Mar 2002        1 Mar 2009

Kieran McGowan........................          10,000      30 Apr 1999            25.81    30 Apr 2002       29 Apr 2007
                                                 5,000       2 Mar 2001            54.85     2 Mar 2002        1 Mar 2009

Kevin M. McIntyre, M.D................          10,000       5 Dec 1997            26.94     5 Dec 2000        4 Dec 2005
                                                10,000      30 Apr 1999            25.81    30 Apr 2002       20 Apr 2007
                                                 5,000       2 Mar 2001            54.85     2 Mar 2002        1 Mar 2009

Kyran McLaughlin......................          10,000      30 Apr 1999            25.81    30 Apr 2002       29 Apr 2007
                                                 5,000       2 Mar 2001            54.85     2 Mar 2002        1 Mar 2009

Dennis J. Selkoe, M.D.................          23,648      12 Jul 1995             7.62    12 Jul 1998       11 Jul 2005
                                                60,000       1 Jul 1996            14.25     1 Jul 1999       30 Jun 2004
                                                10,000       5 Dec 1997            26.94     5 Dec 2000        4 Dec 2005
                                                10,000      30 Apr 1999            25.81    30 Apr 2002       29 Apr 2007
                                                 5,000       2 Mar 2001            54.85     2 Mar 2002        1 Mar 2009

The Honourable Richard L.
  Thornburgh..........................          12,000      30 Jun 1996            14.31    30 Jun 1997       30 Jun 2004
                                                10,000       5 Dec 1997            26.94     5 Dec 2000        4 Dec 2005
                                                10,000      30 Apr 1999            25.81    30 Apr 2002       29 Apr 2007
                                                 5,000       2 Mar 2001            54.85     2 Mar 2002        1 Mar 2009


     Save as set out above, no director has any interest, whether beneficial or non-beneficial, in the existing issued ordinary share capital of Elan or of any of its subsidiaries.

     As at 4 November 2003 (the latest practicable date prior to the publication of this Offering Circular), there were no outstanding loans or guarantees granted or provided by any member of the Group to or for the benefit of any director.

     Save as disclosed at A-68 and A-132 to A-134, as at 4 November 2003 (the latest practicable date prior to the publication of this Offering Circular) no director has any interest in transactions which are or were unusual in their nature or conditions or significant to the business of the Group, and which were effected by Elan during the current or immediately preceding financial year, or during an earlier financial year and remain in any respect outstanding or unperformed.

     As at 4 November 2003 (the latest practicable date prior to the publication of this Offering Circular), there has been no change to the categories of persons having preferential subscription rights in respect of authorized by unlimited capital or the terms and arrangements for the share issue corresponding to such portions, as described at Note 21 Share Option and Warrants on pages A-114 to A-115.

MATERIAL CONTRACTS

     The following contracts which are or may be material in connection with the issue of the Notes have been entered into by the Issuer, and/or the Guarantor:

     (a) the Indenture (as described in "Description of the Guaranteed Convertible Notes of Elan Capital and Guarantee of Elan" above); and

     (b) a subscription agreement dated on 30 October 2003 between the Issuer, the Guarantor and the Manager pursuant to which the Issuer has agreed to issue and the Manager has agreed to subscribe at 100% of their principal amount, the Notes (the "SUBSCRIPTION AGREEMENT").

FUTURE INVESTMENTS

     As at 4 November 2003 (the latest practicable date prior to the publication of this Offering Circular) Elan's directors had made firm commitments in respect of US$9 million primarily related to the extension of Elan's manufacturing facility in Athlone, Ireland.


                    CONSOLIDATED BALANCE SHEETS OF THE GROUP

                                                                              AS AT             AS AT             AS AT
                                                                          31 DECEMBER        31 DECEMBER       31 DECEMBER
                                                                               2002              2001              2000
                                                                               US$M              US$M              US$M

FIXED ASSETS
Intangible assets.....................................................          2,079.5           4,526.2         4,746.2
Tangible assets.......................................................            459.3             401.1           353.5
Financial assets......................................................            734.6           1,957.1         1,432.3
                                                                                -------           -------         -------
                                                                                3,273.4           6,884.4         6,532.0
                                                                                =======           =======         =======
CURRENT ASSETS
Stocks................................................................            149.8             183.6           155.2
Debtors...............................................................            133.0             407.2           331.9
Financial assets......................................................             74.8             144.9            93.8
Cash and liquid resources.............................................          1,086.5           1,819.5           983.9
                                                                                -------           -------         -------
                                                                                1,444.1           2,555.2         1,564.8
Convertible debt and guaranteed notes (amounts falling
  due within one year)................................................           (796.3)           (250.0)           (3.9)
Creditors (amounts falling due within one year).......................           (745.2)         (1,081.7)         (620.2)
                                                                                -------           -------         -------
                                                                               (1,541.5)         (1,331.7)         (624.1)
Net current (liabilities)/assets......................................            (97.4)           1223.5           940.7
                                                                                =======           =======         =======

Total assets less current liabilities.................................          3,176.0           8,107.9         7,472.7
Convertible debt and guaranteed notes (amounts falling
  due after one year).................................................         (1,480.4)         (2,407.1)       (2,074.6)
Creditors (amounts falling due after one year)........................           (236.2)           (641.1)          (83.0)
                                                                                -------           -------         -------
Net assets............................................................          1,459.4           5,059.7         5,315.1
                                                                                =======           =======         =======


CAPITAL AND RESERVES
Called-up share capital...............................................             19.9              19.9            18.7
Share premium account.................................................          5,392.6           5,386.3         4,750.9
Shares issuable.......................................................             18.0              18.6            25.9
Capital conversion reserve fund.......................................              0.1               0.1             0.1
Equity adjustment from foreign currency translation...................            (25.0)            (39.9)          (36.8)
Profit and loss account...............................................         (3,945.6)           (330.5)          556.7
                                                                                =======           =======         =======

SHAREHOLDERS' FUNDS -- EQUITY.........................................          1,460.0           5,054.5         5,315.5
Minority equity interests.............................................             (0.6)              5.2            (0.4)
                                                                                -------           -------         -------
Capital employed......................................................          1,459.4           5,059.7         5,315.1
                                                                                =======           =======         =======

                           CAPITALISATION OF THE GROUP

     The following table shows the indebtedness and capitalisation of the Group as at 30 June 2003, prepared in accordance with Irish GAAP.



                                                                                US$M(4)(5)(6)(7)(10)

SHORT TERM INDEBTEDNESS:
3.25% zero coupon subordinated exchangeable notes due 2003 (LYONs)(1)                         351.8
EPIL II notes(2)...............................................................               450.0
Interest accrued on convertible debt and guaranteed notes......................               148.9
Capital leases.................................................................                 5.1
Other loans....................................................................                 2.0
                                                                                              -----
Total short term indebtedness..................................................               957.8
                                                                                              =====

LONG TERM INDEBTEDNESS:
7.25% senior notes due 2008(3).................................................               644.5
EPIL III notes(2)(8)...........................................................               388.5
Capital leases.................................................................                16.9
Other loans....................................................................                 3.5
                                                                                              -----
Total long term indebtedness...................................................             1,053.4
                                                                                            =======


Total indebtedness.............................................................             2,011.2
Minority interest..............................................................                (0.2)
Shareholders' funds -- equity..................................................             1,208.3
                                                                                            -------

Total capitalisation...........................................................             3,219.3
                                                                                            =======

DETAILS OF ELAN SHARE CAPITAL


                                                                                     Euro (in millions)

AUTHORISED SHARE CAPITAL
600,000,000 ordinary shares of 5 Euro cents....................................               30.0
1,000 executive shares of Euro 1.25............................................                 --
25,000 "B" executive shares of 5 Euro cents....................................                 --


                                                                                              US$M

ISSUED AND FULLY PAID SHARE CAPITAL
350,656,230 ordinary shares of 5 Euro cents(9).................................               19.9
1,000 executive shares of Euro 1.25............................................                 --
21,375 "B" executive shares of 5 Euro cents....................................                 --


NOTES:

     1. Elan has provided subordinated guarantees to the holders of the 3.25% zero coupon subordinated exchangeable notes for the repayment of such notes. The Group expects to use the net proceeds of the Notes offering together with the net proceeds from Elan's recently completed offering of Ordinary Shares to repurchase the LYONs.

     2. Elan has provided subordinated guarantees to the holders of the EPIL II notes and the EPIL III notes for the repayment of such notes and the payment of any unpaid interest.

     3. Elan has provided guarantees to the holders of the 7.25% senior notes for the repayment of such notes and the payment of any unpaid interest.

     4. The above table does not include the Group's indebtedness in respect of the Guaranteed Notes now being issued.

     5.   As at 30 June 2003, none of the Group's indebtedness is secured.

     6. In addition to the amounts included in the capitalisation table above, at 30 June 2003 Elan included in creditors US$199.8 million relating to future payments and/or future potential payments on products. Of the US$199.8 million, US$165.7 million was owing at 30 June 2003 and US$34.1 million was potentially payable, contingent on future events. Elan is a party to certain product acquisition or alliance agreements that contain staged or option payments which may be uncertain in amount, which may be paid at Elan's discretion, such as upon the exercise of an option to acquire the product, or which must be paid upon the occurrence of future events, such as the attainment of pre-determined product revenue targets or other milestones. Elan has accrued US$142.2 million within creditors (within one year) and US$57.6 million within creditors (after one year) analysed as follows:

                                                            US$M

        WITHIN ONE YEAR:
        Maxipime/Azactam........................           108.4
        Pain Portfolio..........................            30.0
        Other...................................             3.8
                                                             ---
                                                           142.2
                                                           =====

        AFTER ONE YEAR
        Pain Portfolio..........................            49.7
        Frova...................................             6.2
        Other...................................             1.7
                                                             ---
                                                            57.6
                                                            ====


          In September 2001, Elan acquired the Pain Portfolio from Roxane. Elan has guaranteed all of its subsidiary's commitments under the agreements with Roxane. At 30 June 2003, the potential payment due in connection with the Pain Portfolio was US$90.0 million, of which US$79.7 million was recorded as a liability under Irish GAAP. The remaining balance of US$10.3 million represents the undiscounted amount of potential future payments in respect of Elan's parent company guarantee under the Roxane agreements.

          On 26 September 2003, Elan made a payment to Roxane of US$30.0 million in connection with the Pain Portfolio. On 22 October 2003, Elan announced that it has agreed to sell the Pain Portfolio to aaiPharma. As part of this transaction, aaiPharma will assume Elan's remaining Pain Portfolio product related payment obligations.

     7.   None of Elan's indebtedness is guaranteed by a third party.

     8. The EPIL III notes are shown net of unamortised financing costs of US$1.5 million.

     9. The above table does not include the 35,000,000 Ordinary Shares issued by Elan on 5 November 2003 or the Shares issuable upon conversion of the Notes.

     10. Other than as described above, there has been no material change to the capital and reserves and indebtedness, guarantees and contingent liabilities of the Group since 30 June 2003.

     CASH AND LIQUID RESOURCES

     As at 30 June 2003, the Group's cash and liquid resources amounted to US$1,000.8 million.

                            DESCRIPTION OF THE ISSUER

INTRODUCTION

     The Issuer was incorporated in Bermuda (registered number 34207) on 24 September 2003 as a Bermuda exempted company limited by shares under the Bermuda Companies Act 1981 under the name Elan Capital Corp., Ltd. with its registered address at Clarendon House, Church Street, Hamilton, Bermuda.

BUSINESS OF THE ISSUER

     The Issuer is a direct wholly-owned subsidiary of the Guarantor and its sole purposes are the issue of the Notes and the investment of the net proceeds of the issue of the Notes to the Guarantor and/or its subsidiaries. Since the date of its incorporation, other than entering into contracts in connection with the matters described above, the Issuer has not commenced business.

LITIGATION

     There are no, nor have there been any, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Issuer is aware) which may have or have had since the incorporation of the Issuer a significant effect on the financial position of the Issuer.

SHARE CAPITAL OF THE ISSUER

     The Issuer has no subsidiaries. The Issuer has 12,000 authorised shares with a par value of US$1.00, all of which have been issued (fully paid) to Elan Corporation, plc.

ADMINISTRATION

     Codan Services Limited ("CODAN") will provide corporate administrative services to the Issuer. The Issuer and Codan have entered into a services contract (the "SERVICES CONTRACT") pursuant to which Codan will perform in Bermuda various corporate administrative and secretarial functions on behalf of the Issuer until termination of the Services Contract. In consideration of the foregoing, Codan will receive fees payable by the Issuer at rates agreed upon from time to time, plus expenses. The Services Contract may be terminated by either the Issuer or Codan upon the giving of 30 days' written notice.

     Codan is affiliated with Conyers Dill & Pearman, the Bermuda attorneys of the Issuer. Codan is located in Conyers Dill & Pearman's main office in Clarendon House, 2 Church Street, Hamilton HM CX, Bermuda with access to the firm's central services and facilities.

MANAGEMENT AND EMPLOYEES

     The directors of the Issuer, their respective business addresses and other principal activities at the date of this Offering Circular are:

     Mr. Kevin Insley. Mr. Insley is President and Chief Financial Officer of Elan International Services, Ltd., a wholly-owned subsidiary of the Guarantor.

     Mrs. Debra Moore Buryj. Mrs. Buryj is a Vice President of Elan International Services, Ltd.

     Mr. Shane Martin Cooke. Mr. Cooke is Executive Vice President & Chief Financial Officer of the Guarantor.

     Mr. David J. Doyle. Mr. Doyle is a Partner of Conyers Dill & Pearman, the Bermuda attorneys of the Issuer. Mr. Doyle also serves as a director of other Bermuda exempted subsidiaries of the Guarantor including Elan International Services, Ltd.

     The business address of Mr. Insley and Mrs. Buryj is Elan International Services, Ltd., 102 St. James Court, North Shore Road, Flatts, Smiths FL04, Bermuda.

     The business address of Mr. Cooke is Lincoln House, Lincoln Place, Dublin 2, Ireland.

     The business address of Mr. Doyle is Clarendon House, 2 Church Street, Hamilton HM CX, Bermuda.

     The directors of the Issuer may engage in other activities and have other interests which may conflict with the interests of the Issuer. As a matter of Bermuda law, each director in exercising his powers and discharging his duties shall (a) act honestly and in good faith with a view to the best interests of the Issuer; and (b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

     The company secretary of the Issuer is Mr. W. Morgan of Codan Services Ltd, Clarendon House, Church Street, Hamilton, Bermuda.

DIRECTORS' INTERESTS

     Subject as set out above, no director has any interest in the promotion of, or any property acquired or proposed to be acquired by, the Issuer.

FINANCIAL STATEMENTS AND AUDITORS' REPORT

     As long as Elan fully and unconditionally guarantees the Issuer's obligations under the Notes, the financial results of the Issuer will be consolidated with the financial results of Elan. As long as its financial results are so consolidated, the Issuer will not publish financial statements. The accountants' report in respect of the financial information of the Issuer as at 6 November 2003 is set out on pages 61 to 62.

     It is anticipated that each fiscal year of the Issuer will end on each 31 December with the first fiscal period ending 31 December 2003. The auditors appointed in respect of the Issuer are KPMG. The audited consolidated annual financial statements of the Guarantor will be available free of charge at the offices of the Issuer and Elan.

MATERIAL CHANGE

     Except as set out herein, there has been no significant change in the financial or trading position of the Issuer since its incorporation and there has been no material adverse change in the financial position or prospects of the Issuer since its incorporation.

                          CAPITALISATION OF THE ISSUER

     The following table sets out the unaudited capitalisation and indebtedness of the Issuer as at 6 November 2003, adjusted for the issue of the Notes.


                                                                          AS AT 6 NOVEMBER
                                                                                2003
                                                                                US$
                                                                          ----------------
SHAREHOLDER'S EQUITY
  o      12,000 shares of US$1 par value each (fully paid)...............        12,000
INDEBTEDNESS
  o      The 6.50% Guaranteed Convertible Notes due 2008 (1).............   460,000,000
TOTAL CAPITALISATION AND INDEBTEDNESS....................................   460,012,000



----------

(1) Save as disclosed above, as at the date hereof the Issuer has granted no guarantees or other contingent liabilities.

                        ACCOUNTANTS' REPORT ON THE ISSUER

     The Issuer has not published any statutory or other accounts since its incorporation. The following is the text of a report received by the board of directors of the Issuer from KPMG, Chartered Accountants, the auditors to the
Issuer:

Elan Capital Corp., Ltd.
Clarendon House
Church Street
Hamilton
Bermuda

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

                                                                 6 November 2003

Dear Sirs

                    ELAN CAPITAL CORP., LTD. ("THE COMPANY")

BASIS OF PREPARATION

     The financial information set out in the Balance Sheet and related notes below is based on the financial statements of the Company from its date of incorporation, 24 September 2003, to 6 November 2003 prepared on the basis described in note 2.1, to which no adjustments were considered necessary.

RESPONSIBILITY

     The financial statements referred to above are the responsibility of the directors of the Company who approved their issue.

     The directors of the Company are responsible for the contents of the Offering Circular dated 6 November 2003 in which this report is included.

     It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

BASIS OF OPINION

     We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work includes an assessment of evidence relevant to the amount and disclosures in the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

     We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

OPINION

     In our opinion, the financial information gives, for the purposes of the Offering Circular dated 6 November 2003, a true and fair view of the state of affairs of the Company as at 6 November 2003 and for the period from 24 September 2003 to 6 November 2003.

1. BALANCE SHEET

Balance sheet as at 6 November 2003

                                                                          US$

     CURRENT ASSETS
     Cash..........................................................     12,000
                                                                        ------

     CAPITAL AND RESERVES
     Called up equity share capital................................     12,000
                                                                        ------

2. NOTES

2.1 Accounting policies

     The financial information has been prepared under the historical cost convention and in accordance with applicable accounting standards.

2.2 Trading activity

     The Company has not traded during the period from incorporation on 24 September 2003 to 6 November 2003, nor did it receive any income, incur any expenses or pay any dividends. Consequently, no profit and loss account has been prepared. No audited financial statements have been made up for the Company. We were appointed auditors to the Company on 30 October 2003.

2.3 Share capital

     The Company was incorporated in Bermuda on 24 September 2003, with the name of Elan Capital Corp., Ltd.

     On incorporation the authorised share capital of the Company amounted to US$12,000 divided into 12,000 ordinary shares of US$1 each. All of the shares have been issued to Elan Corporation, plc and are fully paid.

Yours faithfully

KPMG
Chartered Accountants
                                                         6 November 2003

                  DESCRIPTION OF THE GUARANTOR'S SHARE CAPITAL

     Elan's authorised share capital consists of 600,000,000 Ordinary Shares of Euro 0.05 each, 1,000 non-voting Executive Shares, par value Euro 1.25 per share (the "EXECUTIVE SHARES"), and 25,000 "B" Executive Shares, par value Euro 0.05 per share (the "B EXECUTIVE SHARES").

ORDINARY SHARES

     General. All of the 351,041,260 Ordinary Shares issued as at 4 November 2003, were fully paid, duly authorised and validly issued. Holders of Ordinary Shares are entitled to receive such dividends as may be recommended by the board of directors of Elan and approved by the shareho1ders and/or such interim dividends as the board of director of Elan may decide. On liquidation or a winding up of Elan, the assets available for distribution among the holders of ADSs and Ordinary Shares not otherwise represented by ADSs shall be distributed pro rata. Ordinary Shares have no conversion or redemption rights.

     Voting Rights. Subject to any special rights or restrictions as to voting attached to any class of shares, holders of Ordinary Shares are entitled to one vote per share, either in person or by proxy, whenever a formal vote is called for by a poll. On non-contentious matters brought before a general or special meeting of stockholders, a vote is taken by a show of hands, in which every shareholder present in person or by proxy has one vote; provided, however, that no individual has more than one vote. On a poll each shareholder has one vote for every share of which he is the holder. Elan's Articles provide that three or more shareholders present in person or by proxy holding not less than one-third of the issued Ordinary Shares constitute a quorum at a meeting of shareholders. A majority of votes cast is required for ordinary resolutions; however, a 75% vote is required for adoption of a special resolution, such as a proposed amendment to Elan's Articles or authorising a voluntary liquidation of Elan. Variation of the rights relating to a class of shares requires the approval of a special resolution by the class in question. Shareholders do not have cumulative voting rights for the election of directors, which means that the holders of a majority of the shares can elect all of the directors. There are no special rights or restrictions as to voting attached to Ordinary Shares.

     Shareholder Meetings. Under Irish law, a company's annual general meeting of shareholders ("ANNUAL MEETING") must take place in Ireland and any business transacted at a meeting held in breach of this requirement will be void, unless all shareholders entitled to attend and vote at such meeting consent in writing to the meeting being held elsewhere or alternatively a resolution providing that the meeting be held elsewhere has been passed at the preceding annual meeting of shareholders, and the articles of association do not require that the annual meeting be held in Ireland. Elan's Articles permit annual meetings to be held outside Ireland if the above procedures are followed.

     Under Irish law, extraordinary general shareholders' meetings may be convened by the board of directors or at the request of shareholders holding not less than one-tenth of the paid-up capital of the company as at the relevant date. An annual meeting must be held each year and not more than 15 months shall elapse between the date of one annual meeting and that of the next. The Minister for Enterprise, Trade and Employment of Ireland may, on the application of any shareho1der, call or direct the calling of a general meeting if default is made in holding such meeting. Irish law requires at least 14 days' written notice of a meeting, except that an annual meeting or a meeting for passing a special resolution requires at least 21 days' written notice.

     Issuance of Shares. Irish company law restricts the power of the board of directors to allot shares and to grant share subscription rights and rights to convert securities of a company into shares unless the shareholders pass a resolution conferring such powers on the board of directors for periods of up to five years. By an ordinary resolution passed by Elan's shareholders on 19 August 2002, the Elan Board is authorised to enter into agreements, during the period expiring 18 August 2007, to allot shares up to the amount of Elan's present authorised but unissued share capital. In addition, Elan may not pay, directly or indirectly, a commission in excess of 10% of the price at which shares are issued to any person subscribing for or procuring subscriptions for Ordinary Shares.

     Pre-emptive Rights. Irish law provides that equity shares (and rights to subscribe for or convert securities into equity shares) must, before being issued or granted for cash, be offered, pro rata, to the existing holders of equity shares. The shareholders may by special resolution eliminate this requirement for periods of up to five years. Elan's shareholders passed a special resolution on 18 March 2003, eliminating the requirement for these pre-emptive rights for issues of equity shares made for cash, or agreements to issue equity shares for cash entered into, prior to the date of the annual general meeting of Elan in 2004 or any earlier date on which the special resolution is renewed, varied or revoked. The special resolution has not to date been renewed, varied or revoked. The special resolution limited the amount of equity shares which might be issued for cash without pro rata offering to 34.24% of the issued share capital of Elan on 18 March 2003.

     Derivative Action Suits. As a general principle of Irish law, only a company itself can be the proper plaintiff for the purposes of maintaining proceedings in respect of wrongs done to the company. Neither an individual shareholder nor any group of shareholders has any right of action in such circumstances. There are, however, certain exceptions to this principle available under equitable principles on a case-by-case basis. For example, the controlling shareholders cannot perpetrate a fraud on the minority shareholders or commit an act which is illegal or ultra vires. Additionally, if a company purports to act on the strength of a decision by a simple majority where certain decisions call for more than a simple majority, an individual shareholder is entitled to bring suit. In cases where the controlling shareholders will not institute proceedings in the name of the company in those instances where they are properly called for, one or more of the aggrieved minority shareholders may bring what has come to be known as a derivative action, namely an action that derives from the injury to the company rather than the injury to individual shareholders. A minority shareholder is also able to initiate proceedings in the name of the company in certain other limited circumstances.

     Class Action Suits. In contrast to a derivative action, which lies where it is alleged that a wrong has been done to the company, Irish law permits an action by a shareholder in his own right where he alleges that his personal rights have been infringed. If such a shareholder has rights which are identical to those enjoyed by other members or by all members of the same class of shareholders, it is possible for the shareholder to commence a suit in a representative capacity on behalf of himself and the other persons affected.

     Additionally, under Irish company law any member of a company who claims that the affairs of the company are being conducted, or that the powers of the directors of the company are being exercised, in a manner oppressive to him or any of the members (including himself) or in disregard of his or their interests as members, may apply to the courts for an appropriate order.

     Interlocking and Interested Directors. Irish company law provides that it shall be the duty of a director of a company who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the company to declare the nature of his interest at a meeting of the directors of the company.
Article 70(d) of Elan's Articles provides, among other things, that a director may not generally vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of his interests in shares or other securities of or otherwise in or through Elan. Such article also provides that if any question shall arise at any meeting as to the materiality of a director's interest or as to the entitlement of any director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the members of the Elan's board whose votes are not in question. Additionally, it is provided by such article that the shareholders of Elan may, by ordinary resolution, ratify any transaction not duly authorised by reason of a contravention of the article. The above principles could apply where a director of Elan is or was a director and/or stockholder of or otherwise connected with another company with which Elan had entered into contracts.

NON-VOTING EXECUTIVE SHARES AND "B" EXECUTIVE SHARES

     As at the date of the Offering Circular there are issued 1,000 non-voting Executive Shares, all fully paid, which are held by one company. There are presently issued 21,375 "B" Executive Shares, all fully paid, which are held by one company. The Executive Shares do not confer on the holder thereof the right to receive notice of or to attend and vote at any meeting of Elan under any circumstances except with respect to matters relating to such holder as a class. A "B" Executive Share confers on the holder thereof the same voting rights as are enjoyed by a holder of an Ordinary Share. Neither the Executive Shares nor the "B" Executive Shares have the right to any profits of Elan, except as Elan may from time to time decide to distribute as a dividend on such shares. These shares were established by Elan as a means of enabling its key employees to participate in profits of Elan. In the event of the winding up of Elan, Executive Shares shall have a priority over Ordinary Shares, and the "B" Executive Shares shall rank equal to the Ordinary Shares, with respect to return of capital but neither the Executive Shares nor the "B" Executive Shares shall be entitled to participate further in any way in the profits or assets of Elan. Elan does not currently intend to issue any additional Executive or "B" Executive Shares.

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DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

     American Depositary Receipts ("ADRS") evidencing ADSs (each of which represents one Ordinary Share) are issuable pursuant to a deposit agreement (the "DEPOSIT AGREEMENT") by and among Elan, the depositary (the "DEPOSITARY"), and the owners and holders of ADRs. Each ADS represents one Ordinary Share (or evidence of a right to receive such share) deposited in accordance with the Deposit Agreement with The Bank of Ireland, Dublin, Ireland, as custodian, or any other custodian appointed as custodian (the "CUSTODIAN"). An ADR may represent any number of ADSs.

     The following statement includes a summary of certain provisions of the Deposit Agreement. Such summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement. Copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary at 101 Barclay Street, New York, New York 10286, and at the designated office of the Custodian in Dublin, Ireland.

     Deposit and Withdrawal of Shares. The Depositary has agreed that upon the deposit with the Custodian in Dublin, or upon delivery to the Depositary at its Corporate Trust Office for forwarding to the Custodian at the risk of the depositor, of Ordinary Shares or evidence of rights to receive such Ordinary Shares and, subject to the terms of the Deposit Agreement, it will execute and deliver through its Corporate Trust Office to the person or persons specified by the depositor an ADR or ADRs registered in the name of such person or persons for the number of ADSs issuable in respect of such deposit.

     Upon surrender of ADRs at the Corporate Trust Office of the Depositary, and upon payment of the charges provided in the Deposit Agreement, ADR holders are entitled to delivery at the Corporate Trust Office of the Depositary or at the office of the Custodian in Dublin of the Ordinary Shares and any other property at the time represented by the surrendered ADRs, except that the Depositary may make delivery of such other property at its Corporate Trust Office. The forwarding of share certificates and other documents of title for such delivery at the Corporate Trust Office of the Depositary in New York City will be at the risk and expense of the ADR holder.

     Dividends, Other Distributions and Rights. The Depositary has agreed to pay to holders of ADRs the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. These distributions will be in proportion to the number of shares represented by the ADSs.

     Cash. The Depositary will convert any cash dividend or other cash distribution paid on the shares into US dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the Depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

     Before making a distribution, the Depositary will deduct any withholding taxes that must be paid. It will distribute only whole US dollars and cents and will hold any balance not so distributed (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to holders of ADRs then outstanding. If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

     Shares. If a distribution by Elan consists of a stock dividend or a free distribution of Ordinary Shares, the Depositary may, with Elan's approval, and shall if Elan so requests, distribute to the holders of outstanding ADRs, in proportion to their holdings, additional ADRs for an aggregate number of ADSs representing the number of Ordinary Shares received as such dividend or free distribution. If additional ADRs are not so distributed, each ADS shall thenceforth also represent the additional Ordinary Shares distributed with respect to the Ordinary Shares represented thereby.

     Rights to Purchase Additional Shares. If Elan offers, or causes to be offered, to the holders of Ordinary Shares any right to subscribe for additional Ordinary Shares or any rights of any other nature, the Depositary will, if requested by Elan, either (i) make such rights available to holders of ADRs by means of warrants or otherwise, if lawful and feasible, or (ii) if making such rights available is not lawful or not feasible, or if the rights represented by such warrants or other instruments are not exercised and

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appear to be about to lapse, the Depositary in its discretion may sell such rights or warrants or other instruments at public or private sale, at such place or places and upon such terms as the Depositary may deem proper, and allocate the proceeds of such sales for the accounts of the holders of ADRs otherwise entitled thereto upon an averaged or other practicable basis without regard to any distinctions among such holders because of exchange restrictions, or the date of delivery of any ADR or ADRs, or otherwise. The Depositary will not make available to holders of ADRs any right to subscribe for or to purchase any securities unless a registration statement is in effect or unless the offering and sale of such securities to such holders is exempt from registration under the provisions of the Securities Act.

     Other Distributions. The Depositary will send to holders of ADRs anything else distributed by Elan on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Depositary has a choice. It may decide to sell anything distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what has been distributed by Elan, in which case ADSs will also represent the newly distributed property. However, the Depositary is not required to distribute any securities (other than ADSs) to holders of ADRs unless it receives satisfactory evidence from Elan that it is legal to make that distribution.

     In the event that the Depositary determines that any distribution in property (including Ordinary Shares or rights to subscribe therefor) is subject to any tax which the Depositary is obliged to withhold, the Depositary may dispose of all or a portion of such property in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes, by public or private sale, and the Depositary shall distribute the net proceeds of any such sale or the balance of any such property, after deduction of such taxes, to the ADR holders entitled thereto.

     Record Dates. Whenever any cash dividend or other cash distribution becomes payable or any distribution other than cash is made, or whenever rights are issued with respect to the Ordinary Shares, or whenever the Depositary receives notice of any meeting of holders of securities represented by ADRs, the Depositary will fix a record date for the determination of the holders of ADRs who are entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, or to give instructions for the exercise of voting rights at any such meeting, subject to the provisions of the Deposit Agreement.

     Voting of the Underlying Ordinary Shares. Upon receipt of a notice of any meeting of holders of Ordinary Shares or securities represented by the ADRs, the Depositary, as soon as practicable thereafter, will mail the information contained in such notice of meeting to the record holders of ADRs.

     The record holders of ADRs at the close of business on the date specified by the Depositary are entitled under the Deposit Agreement, subject to any applicable provisions of law and Elan's Articles, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Ordinary Shares or other securities represented by the ADSs. The Depositary has agreed it will endeavour, insofar as practicable, to vote the Ordinary Shares or other securities so represented in accordance with such instructions. The Depositary has agreed not to vote the Ordinary Shares or other securities so represented unless it has received such instructions from the record holders of ADRs.

     Amendment and Termination of the Deposit Agreement. The ADRs and the Deposit Agreement may at any time be amended by agreement between Elan and the Depositary. Any amendment which imposes or increases any fees or charges (other than taxes and governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which otherwise prejudices any substantial existing right of ADR holders, will not take effect as to outstanding ADRs until the expiration of three months after notice of such amendment has been given to the record holders of outstanding ADRs. Every holder of an ADR at the time such amendment so becomes effective will be deemed, by continuing to hold such ADR, to consent to such amendment and to be bound by the Deposit Agreement as so amended. In no event may any amendment impair the right of any ADR holder to surrender his ADR and receive therefor the underlying Ordinary Shares and any other property represented thereby.

     Whenever so directed by Elan, the Depositary has agreed to terminate the Deposit Agreement by mailing notice of such termination to the record holders of all ADRs then outstanding at least 30 days prior to the date fixed in such notice of such termination. The Depositary may likewise terminate the Deposit Agreement at any time 60 days after the Depositary shall have delivered to Elan a notice of its election to so resign and a successor Depositary shall not have been appointed and accepted its appointment within such 60 days. The Deposit Agreement provides that Elan will use its best efforts to appoint a successor Depositary. If any ADRs remain outstanding after the day of termination, the

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Depositary thereafter will discontinue the registration of transfer of ADRs, will suspend the distribution of dividends to the holders thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends or other distributions pertaining to the underlying Ordinary Shares, shall sell rights as provided in the Deposit Agreement, and shall continue to deliver securities together with any dividends or other distribution received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs. At any time after the expiration of two years from the date of termination, the Depositary has the right under the Deposit Agreement to sell the underlying Ordinary Shares and any other property and hold the net proceeds for the pro rata benefit of the holders of ADRs which have not therefore been surrendered.

     Charges of Depositary. The Depositary charges a fee to the party to whom ADRs are delivered against deposits and the party surrendering ADRs for delivery of Ordinary Shares or other underlying securities represented by the ADRs issued or surrendered of up to US$5 per 100 ADSs so delivered or surrendered, as the case may be, rounded up to the nearest 100 ADSs (based upon the then current trading price of the ADSs). Elan pays all other charges of the Depositary, including charges for issuance of ADRs payable as a dividend or distribution or in connection with a rights offering to shareholders, except for taxes and other governmental charges, any applicable transfer or registration fees on the deposit or withdrawal of Ordinary Shares, and certain cable, telex, facsimile and delivery charges, any of which are payable by persons depositing or withdrawing Ordinary Shares, and such expenses as are incidental to the conversion of foreign currency into dollars.

     Payment of Taxes. The Depositary may deduct the amount of any taxes owed from any payments to holders of ADRs. It may also sell deposited securities, by public or private sale, to pay any taxes owed. Holders of ADRs will remain liable if the proceeds of the sale are not enough to pay the taxes. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to holders of ADRs any proceeds, or send to you any property, remaining after it has paid the taxes.

     General. The Depositary will make available for inspection by registered holders at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from Elan, which are both (a) received by the Depositary as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by Elan. The Depositary will also, upon written request, send to the registered holders copies of such reports when furnished by Elan pursuant to the Deposit Agreement. Neither the Depositary nor Elan will be liable to the holders of ADRs if prevented or delayed by law or any circumstances beyond their control in performing their obligations under the Deposit Agreement. The obligations of Elan and the Depositary under the Deposit Agreement are expressly limited to performing in good faith their respective duties specified therein.

     The ADRs are transferable on the books of the Depositary; provided, however, that the Depositary may close the transfer books, at any time or from time to time, when deemed expedient by it in connection with the performance of its duties. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or withdrawal of Ordinary Shares, the Depositary or the Custodian may require payment of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto and payment of any applicable fees payable by the holders of ADRs. The Depositary may refuse to execute and deliver ADRs, register the transfer of any ADR or make any distribution of, or related to, Ordinary Shares until it has received such proof of citizenship or residence, exchange control approval or other information as it may deem necessary or proper. The execution and delivery, transfers and surrenders of ADRs generally may be suspended, during any period when the transfer books of the Depositary are closed, if such suspension is deemed necessary or advisable by the Depositary or Elan at any time or from time to time. Holders of ADRs are entitled to withdraw their deposited Ordinary Shares at any time, subject only to (i) temporary delays caused by closing the transfer books of the Depositary or Elan, as the case may be, or the deposit of shares in connection with voting at a stockholders' meeting, or the payment of dividends;
(ii) the payment of fees, taxes and similar charges; and (iii) compliance with any US or foreign laws or governmental regulations relating to the ADRs or the withdrawal of deposited securities. The holders of ADSs may inspect the books for the registration and transfer of ADRs at all reasonable times, provided that such inspection shall not be for the purpose of communicating with holders of ADSs in the interest of a business or matter other than the business of Elan or a matter related to the Deposit Agreement or the ADSs. New York law governs the deposit agreement and the ADRs.

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     Pre-release of ADRs. The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The Depositary may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the Depositary. The Depositary may receive ADRs instead of Ordinary Shares to close out a pre-release. The Depositary may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the Depositary in writing that it or its customer owns the Ordinary Shares or ADRs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the the depositary considers appropriate; and (3) the Depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

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                                    TAXATION

     The following is a general description of certain Irish, United Kingdom and Bermuda tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes whether in those countries or elsewhere. Prospective purchasers of Notes should consult their own tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Ireland, the United Kingdom and Bermuda of acquiring, holding and disposing of Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this Offering Circular and is subject to any change in law that may take effect after such date.

IRISH TAX CONSIDERATIONS

     The following is a summary based on the laws and practices currently in force in Ireland regarding the tax position of investors beneficially owning their Notes and should be treated with appropriate caution. Particular rules may apply to certain classes of taxpayers holding Notes. The summary does not constitute tax or legal advice and the comments below are of a general nature only. Prospective investors in the Notes should consult their professional advisers on the tax implications of the purchase, holding, redemption or sale of the Notes and the receipt of interest thereon under the laws of their country of residence, citizenship or domicile. The section headed "Taxation of Corporate Income" has been included for information purposes and may not be relevant to the taxation treatment of a holder of Notes.

TAXATION OF CORPORATE INCOME

     Elan is a public limited company incorporated, and resident for tax purposes, in Ireland. Under current Irish legislation, a company is regarded as resident for tax purposes in Ireland if it is centrally managed and controlled in Ireland, or, in certain circumstances, if it is incorporated in Ireland. The Taxes Consolidation Act, 1997 provides that a company which is resident in Ireland and which is not resident elsewhere shall be entitled to have any income from a qualifying patent disregarded for taxation purposes. The legislation does not provide a termination date for this relief. A qualifying patent means a patent in relation to which the research, planning, processing, experimenting, testing, devising, designing, developing or similar activities leading to the invention which is the subject of the patent were carried out in Ireland. Income from a qualifying patent means any royalty or other sum paid in respect of the use of the invention to which the qualifying patent relates, including any sum paid for the grant of a licence to exercise rights under such patent, where that royalty or other sum is paid, for the purpose of activities which would be regarded under Irish law as the manufacture of goods (to the extent that the payment does not exceed an arm's length rate), or by a person who is not connected with Elan. Accordingly, Elan's income from such qualifying patents is disregarded for taxation purposes in Ireland. Any Irish manufacturing income of Elan and its subsidiaries is taxable at the rate of 10% in Ireland until 31 December 2010. Income arising from qualifying activities in Elan's Shannon-certified subsidiary is taxable at the rate of 10% in Ireland until 31 December 2005. From 1 January 2006, it is anticipated, based on Irish legislation currently enacted, that such income will be taxable at the rate of 12.5%. Any trading income of Elan which does not qualify for the patent exemption or the 10% rate of tax is taxable at the Irish corporation tax rate of 12.5% in respect of trading income for the years 2003 et seq. Non-trading income is taxable at the rate of 25%.

IRISH CAPITAL DUTY

     An increase in the capital of Elan, including the issue of Ordinary Shares, by the contribution of assets will give rise to a 1% capital duty charge for Elan.

WITHHOLDING TAX

     Irish tax is not required to be withheld (i) by the Issuer from interest paid by it on the Notes or (ii) by the Guarantor from payments under the Guarantee except, perhaps, to the extent that such payments constitute "interest" with an Irish source or payable to Irish residents or ordinarily resident persons. If a withholding obligation is imposed on the Guarantor, in such circumstances, the holders of Notes may be able to claim exemption from the withholding under the terms of one of Ireland's double tax agreements or under an Irish domestic law provision.

     Where interest on the Notes is entrusted to a person (an "ENCASHMENT AGENT") in Ireland for payment to a person in Ireland, the encashment agent may be required to withhold income tax from such interest

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     Unless exempted, all dividends paid by Elan other than dividends paid out of exempt patent income, will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%. Where such withholding is made, it will satisfy the liability to Irish tax of the shareholder except in certain circumstances where an individual shareholder may have additional liability.

     There are a number of categories of shareholder who are exempt from the withholding tax provided that the shareholder makes the requisite declaration and provides supporting documentary evidence that it is entitled to the exemption. The categories of shareholder in respect of which such exemption is available include; Irish resident companies, charities, pension funds, certain collective investment funds, certain employee share ownership trusts and designated brokers in receipt of dividends for the benefit of holders of special portfolio investment accounts.

     An individual shareholder resident in a country with which Ireland has a double tax treaty or in a Member State of the EU, other than Ireland (together, a "RELEVANT TERRITORY"), will be exempt from withholding tax provided he or she makes the requisite declaration.

     A corporate shareholder who: (i) is ultimately controlled by residents of a Relevant Territory; (ii) is resident in a Relevant Territory and is not controlled by Irish residents; (iii) has the principal class of its shares, or of a 75% parent, substantially and regularly traded on a recognised stock exchange in a Relevant Territory; or (iv) is wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on a recognised stock exchange in a Relevant Territory or Territories, will be exempt from withholding tax on the production of the appropriate certificates and declarations.

TAXATION OF INCOME

     In the event that payments by the Guarantor under the Guarantee constitute an Irish source a holder of Notes may be liable to Irish income tax on such payments notwithstanding that such a holder may receive the payments free of withholding tax. Irish source income is within the charge to Irish income tax and levies. Ireland operates a self assessment system in respect of income tax and any person, including a person who is neither resident nor ordinarily resident in Ireland, with Irish source income comes within its scope. Exemption from Irish tax may be available under the relevant provisions of an applicable double tax agreement.

     Unless exempted, a person who is resident or ordinarily resident in Ireland will be subject to Irish tax on interest on the Notes and dividends on the ADSs or Ordinary Shares.

     An Irish resident or ordinarily resident individual who receives dividends or other distributions on the Ordinary Shares net of withholding tax will be able to credit the withholding tax against his eventual liability to Irish taxation on those dividends and, if appropriate, to obtain a refund.

     A shareholder in any of the exempt categories in relation to dividend withholding tax, which are set out above, who suffers dividend withholding tax will be able to make a reclaim subsequently from the Irish Revenue Commissioners.

     A shareholder resident in a country with which Ireland has a double tax treaty and who is not within any of the exempt categories in relation to dividend withholding tax may be able to make a reclaim subsequently from the Irish Revenue Commissioners of all or part of the tax withheld, pursuant to the terms of the applicable tax treaty.

     Irish resident corporate shareholders will not generally be liable to Irish corporation tax in respect of dividends received on ADSs or Ordinary Shares. However, a close company which receives a dividend from an Irish resident company may be liable to a 20% investment income surcharge if not distributed within a certain time.

     A charge to Irish social security taxes and other levies can arise for individuals on the amount of any interest received on the Notes and on any dividend received on the ADSs or the Ordinary Shares. An individual who is liable for social security taxes or other levies in an EU Member State, other than Ireland, may be able to claim exemption from Irish social security taxes and other levies.

TAXATION OF CAPITAL GAINS

     Generally, a person who is resident or ordinarily resident in Ireland or who carries on a trade in Ireland through a branch or agency in respect of which the Notes, ADSs or Ordinary Shares, as the case

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may be, are used or held and who realises a gain on the disposal of the Notes,
ADSs or Ordinary Shares may be subject to Irish tax on the gain, currently at the rate of 20%.

     A person who is neither resident nor ordinarily resident in Ireland and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal (which includes an exchange of Notes for ADSs or Ordinary Shares) of the Notes, ADSs or Ordinary Shares provided that the Notes, ADSs or Ordinary Shares, as the case may be, are quoted on a stock exchange (the London and Irish stock exchanges are recognised for this purpose). If the Notes, ADSs or, Ordinary Shares, as the case may be, are not quoted on a stock exchange at the date of their disposal, such a person will not be liable to capital gains tax if the Notes, ADSs or Ordinary Shares, as the case may be, do not derive their value or the greater part of their value directly or indirectly from Irish land or Irish mining or mineral rights.

     Capital gains tax relief may be available to a Noteholder where the Notes are exchanged for ADSs or Ordinary Shares. A Noteholder who has any doubt regarding the availability of the relief should consult its professional advisers. Where the relief is available, the Noteholder is not treated for Irish tax purposes as having disposed of the Notes and is treated as having acquired the ADSs or Ordinary Shares at the date and cost of acquisition of the Notes which were exchanged.

IRISH CAPITAL ACQUISITIONS TAX

     A gift or inheritance comprising of Notes will be within the charge to capital acquisitions tax if either (i) the disponer or the donee/successor in relation to the gift or inheritance is resident or ordinarily resident in Ireland (or, in certain circumstances, if the disponer is domiciled in Ireland irrespective of his residence or that of the donee/successor) or (ii) if the Notes are regarded as property situate in Ireland. So long as the register of the Notes is kept outside Ireland and the Issuer is resident outside of Ireland, the Notes will not be regarded as property situate in Ireland.

     A gift or inheritance of ADSs or Ordinary Shares will be within the charge to Irish capital acquisitions tax, notwithstanding that the person from whom the gift or inheritance is received is domiciled or resident outside Ireland. Capital acquisitions tax is charged at the rate of 20% above a tax free threshold. This tax free threshold is determined by the relationship between the donor and the successor or donee. It is also affected by the amount of the current benefit and previous benefits taken since 5 December 1991 from persons within the same capital acquisitions tax relationship category. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

     The Double Tax Treaty between Ireland and the United Kingdom generally provides for Irish capital acquisitions tax paid on inheritances and gifts in Ireland to be credited against tax payable in the United Kingdom and for tax paid in the United Kingdom to be credited against tax payable in Ireland, based on priority rules set forth in the Double Tax Treaty, in a case where Notes, ADSs or Ordinary Shares are subject to both Irish capital acquisitions tax and United Kingdom tax.

IRISH STAMP DUTY

     Under current Irish legislation, no stamp duty will be payable upon the transfer of a Note, provided that the transfer is not executed in Ireland, the Guarantee remains outside Ireland, and the transfer is not construed as relating to Irish property or to any matter or thing done or to be done in Ireland. Under current Irish legislation, no stamp duty will be payable upon the acquisition of ADSs by persons acquiring such ADSs upon the conversion and/or purchase of a Note, or upon any subsequent transfer of an ADS. Any transfer of the underlying Ordinary Shares, however (which may include a transfer from the depositary to an ADR holder but does not include a transfer where the beneficial interest does not pass or a transfer which is not a sale), would require the person acquiring such Ordinary Shares to pay Irish stamp duty (presently 1%). The stamp duty is calculated based upon the purchase price or market value, if higher, of such Ordinary Shares. If the transfer is by way of gift (or other non-arm's length transaction), the stamp duty is calculated based upon the market value of the Ordinary Shares transferred.

UK TAX CONSIDERATIONS

     The following summary describes certain general UK tax consequences of the ownership of the Notes. It relates only to persons who are the absolute beneficial owners of their Notes, ADSs or Ordinary Shares and does not deal with special situations, such as those of dealers in securities or where the interest of the Notes is, for tax purposes, deemed to be income of any person other than the beneficial owners. It also does

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not cover the situation where the holder of the Notes is connected with the
Issuer for the purposes of Section 839 of the Income and Corporation Taxes Act 1988. The statements regarding UK tax set out below are based on UK tax laws as in force on the date of this offering circular and UK Inland Revenue practice as at that date, and such provisions may be repealed, revoked or modified possibly with retrospective effect, so as to result in UK tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of Notes should consult their own tax advisers concerning the UK tax consequences in light of their particular situations. No representations with respect to the tax consequences of any particular holder or beneficial owner of Notes are made.

WITHHOLDING TAX AND INTEREST ON NOTES

     Interest payable on the Notes issued may have a UK source for UK tax purposes. However, they will constitute "quoted Eurobonds" provided they are and continue to be listed on a recognised stock exchange, within the meaning of section 841 of the Income and Corporation Taxes Act 1988. The London Stock Exchange and the Irish Stock Exchange are recognised stock exchanges for these purposes. Whilst the Notes are and continue to be quoted Eurobonds, payments of interest on the Notes may be made without withholding or deduction for or on account of United Kingdom tax.

     In all other cases, interest may be payable under deduction of income tax at the lower rate (currently 20%) subject to any direction to the contrary from the Inland Revenue in respect of such relief as may be available pursuant to the provisions of any applicable double taxation treaty and subject to any other exemption that may be available to particular Noteholders.

     If interest were paid under deduction of United Kingdom income tax (e.g. if the Notes ceased to be listed on a recognised stock exchange), Noteholders who are not resident in the United Kingdom may be able to recover all or part of the tax deducted if there is an appropriate provision in an applicable double taxation treaty.

     If the Guarantor makes any payments in respect of interest on the Notes (or other amounts due under the Notes other than the repayment of amounts subscribed for the Notes) such payments may be subject to United Kingdom withholding tax at the basic rate (currently 22%) unless the "quoted Eurobonds" exemption applies to such payments and subject to such relief as may be available under the provisions of any applicable double taxation treaty.

     The interest may also be chargeable to United Kingdom tax by direct assessment. In this event, where the interest is paid without withholding or deduction, the interest will not be assessed to United Kingdom tax in the hands of holders of the Notes (other than certain trustees) who are not resident for tax purposes in the United Kingdom, except where such persons carry on a trade, profession or vocation in the United Kingdom through a United Kingdom branch, agency or permanent establishment in connection with which the interest is received or to which the Notes are attributable, in which case tax may be levied on the United Kingdom branch, agency or permanent establishment. There are exemptions for interest received by certain categories of agents. Exemption from, or reduction of, such United Kingdom tax liability might be available under an applicable double taxation treaty.

     For Noteholders within the charge to United Kingdom corporation tax all interest arising in respect of the Notes will generally be taxed as income in accordance with an accrual basis of accounting.

     Noteholders who are not subject to United Kingdom corporation tax but who are subject to United Kingdom income tax will generally be subject to income tax on interest arising in respect of the Notes. A Noteholder resident for tax purposes outside the United Kingdom may be subject to foreign tax on the interest under local law.

     Noteholders will not be entitled to the payment of any additional amounts (for example, by way of gross up) by the Issuer in respect of any tax withheld.

PROVISION OF INFORMATION

     Noteholders should note that where any interest on Notes is paid to them (or to any person acting on their behalf) by any person in the United Kingdom acting on behalf of the Issuer (a "PAYING AGENT"), or is received by any person in the United Kingdom acting on behalf of the relevant Noteholder (other than solely by clearing or arranging the clearing of a cheque) (a "COLLECTING AGENT"), then the paying agent or the collecting agent (as the case may be) may, in certain cases, be required to supply to the United Kingdom Inland Revenue details of the payment and certain details relating to the Noteholder (including

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the Noteholder's name and address). These provisions will apply whether or not the interest has been paid subject to withholding or deduction for or on account of United Kingdom income tax and whether or not the Noteholder is resident in the United Kingdom for United Kingdom taxation purposes. Where the Noteholder is not so resident, the details provided to the United Kingdom Inland Revenue may, in certain cases, be passed by the United Kingdom Inland Revenue to the tax authorities of the jurisdiction in which the Noteholder is resident for taxation purposes.

     For the above purposes, "interest" should be taken, for practical purposes, as including payments made by the Guarantor in respect of interest on Notes.

EU SAVINGS DIRECTIVE

     On 3 June 2003 the EU Council of Economic and Finance Ministers adopted a new directive regarding the taxation of savings income. The directive is scheduled to be applied by Member States from 1 January 2005, provided that certain non-EU countries and territories adopt similar measures from the same date. Under the directive each Member State will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to or for the benefit of an individual resident in that other Member State; however, Austria, Belgium and Luxembourg may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35%. The transitional period is to commence on the date from which the directive is to be applied by Member States and to terminate at the end of the first fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

DISPOSAL OR CONVERSION OF THE NOTES

NON-UK RESIDENT NOTEHOLDERS

     Noteholders who are not resident or ordinarily resident for tax purposes in the United Kingdom and who do not carry on a trade, profession or vocation in the United Kingdom through a branch, agency, or permanent establishment to which the Notes are attributable are outside the charge to United Kingdom taxation on chargeable gains with respect to any disposal of the Notes, and conversion of the Notes into Ordinary Shares or ADSs.

NOTEHOLDER WITHIN THE CHARGE TO UNITED KINGDOM CORPORATION TAX

     THE FOLLOWING PARAGRAPHS IN RELATION TO A NOTEHOLDER WITHIN THE CHARGE TO UNITED KINGDOM CORPORATION TAX ASSUME THAT THE NOTES FALL WITHIN THE PROVISIONS RELATING TO "CONVERTIBLE SECURITIES ETC: CREDITOR RELATIONSHIPS" IN SECTION 92 OF FINANCE ACT 1996. HOWEVER, WHETHER THE NOTES WILL BE SO TREATED IN PRACTICE IS NOT FREE FROM DOUBT, AND WHERE THIS IS RELEVANT TO PROSPECTIVE NOTEHOLDERS, THEY ARE PARTICULARLY RECOMMENDED TO SEEK PROFESSIONAL ADVICE.

     Profits or gains on Notes held by a Noteholder within the charge to United Kingdom corporation tax will not be subject to tax as income except in respect of amounts relating to interest and any amounts attributable to accounting periods commencing on or after 1 October 2002 relating to foreign exchange gains and losses which are brought into account as income in accordance with an accrual basis of accounting. The Notes will, however, be treated as "chargeable assets" for the purposes of the United Kingdom taxation of chargeable gains. Accordingly, a disposal including a disposal on redemption of Notes may give rise to a chargeable gain or allowable loss. In calculating any gain or loss on disposal of a Note, sterling values are compared at acquisition and transfer (subject to the adjustments below). As a consequence, to the extent that such profit or loss has not been taken into account in computing the Noteholder's income profits, a taxable profit can arise even where the foreign currency amount received on a disposal is less than or the same as the amount paid for the Note.

     For the purposes of the UK taxation of chargeable gains, the consideration for any disposal or acquisition of the Notes will be treated as adjusted so as to exclude, on a just and reasonable basis, the amount of such consideration which relates to interest which has accrued but has not been paid as at the date of such disposal or acquisition. For accounting periods beginning on or after 1 October 2002, adjustments will also be made to the consideration for any disposal of a Note for foreign exchange gains and losses.

     Subject to the following paragraph, on conversion of a Note into Ordinary Shares, a Noteholder should not be treated as making a disposal of his Note for the purposes of United Kingdom tax on

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chargeable gains to the extent that he receives Ordinary Shares in exchange for his Note. Any gain or loss which would otherwise have arisen on a disposal of his Note should be "rolled over" into the Ordinary Shares and the Ordinary Shares treated as the same asset as his Note acquired at the same time and for the same consideration as he acquired his Note. Although the position on this point is not free from doubt, subject to the following paragraph, this "roll-over" relief may also be available on an exchange of Notes for ADSs. A Noteholder who has any doubt regarding the availability of the relief should consult his professional adviser.

     The previous paragraph does not apply in the case of a Noteholder who is resident or ordinarily resident in the United Kingdom for tax purposes and within the charge to United Kingdom tax, who (either alone or together with persons connected with him) owns more than 5% of the Notes issued by the Issuer at the time of the exchange, if the exchange either is effected otherwise than for bona fide commercial reasons or forms part of a scheme or arrangement of which the main purpose or one of the main purposes is avoidance of liability to United Kingdom tax on chargeable gains or United Kingdom corporation tax. In such a case such a Noteholder may be liable to United Kingdom tax on chargeable gains when he makes the exchange depending on his individual circumstances. Neither the Issuer nor the Guarantor has applied or intends to apply for clearance that this liability will not arise.

OTHER NOTEHOLDERS

     A disposal of a Note, including a disposal on redemption, by a Noteholder not within the charge to UK corporation tax but resident or ordinarily resident for tax purposes in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment to which the Note is attributable may give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains. In calculating any gain or loss on disposal of a Note, sterling values are compared at acquisition and transfer. Accordingly, a taxable profit can arise even where the foreign currency amount received on disposal is less than or the same as the amount paid for the Note.

     A transfer of a Note by a Noteholder not within the charge to UK corporation tax but resident or ordinarily resident for tax purposes in the United Kingdom or who carries on a trade in the United Kingdom through a branch, agency or permanent establishment to which the Note is attributable may give rise to a charge to tax on income under the accrued income scheme in respect of an amount representing interest on the Note which has accrued but has not been paid since the preceding interest payment date. For the purposes of the taxation of chargeable gains the disposal consideration will be reduced by any amount taxed as accrued interest.

     Subject to the following paragraph, on conversion of a Note into Ordinary Shares, a Noteholder should not be treated as making a disposal of his Note for the purposes of United Kingdom tax on chargeable gains to the extent that he receives Ordinary Shares in exchange for his Note. Any gain or loss which would otherwise have arisen on a disposal of his Note should be "rolled over" into the Ordinary Shares and the Ordinary Shares treated as the same asset as his Note acquired at the same time and for the same consideration as he acquired his Note. Although the position on this point is not free from doubt, subject to the following paragraph, this "roll-over" relief may also be available on an exchange of Notes for ADSs. A Noteholder who has any doubt regarding the availability of the relief should consult his professional adviser.

     The previous paragraph does not apply in the case of a Noteholder who is resident or ordinarily resident in the United Kingdom for tax purposes and within the charge to United Kingdom tax, who (either alone or together with persons connected with him) owns more than 5% of the Notes issued by the Issuer at the time of the exchange, if the exchange either is effected otherwise than for bona fide commercial reasons or forms part of a scheme or arrangement of which the main purpose or one of the main purposes is avoidance of liability to United Kingdom tax on chargeable gains or United Kingdom corporation tax. In such a case such a Noteholder may be liable to United Kingdom tax on chargeable gains when he makes the exchange depending on his individual circumstances. Neither the Issuer nor the Guarantor has applied or intends to apply for clearance that this liability will not arise.

DISPOSAL OF ORDINARY SHARES

     A disposal of Ordinary Shares will normally constitute a disposal for the purposes of UK taxation on chargeable gains and, accordingly, may give rise to a liability to taxation for holders of Ordinary Shares who are resident or ordinarily resident in the United Kingdom or who carry on a trade, profession or vocation in the United Kingdom through a branch or agency or permanent establishment to which the

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shares are attributable, subject to any reliefs and allowances (including taper relief or indexation allowance, as appropriate) which may then be available.

STAMP DUTY AND STAMP DUTY RESERVE TAX ("SDRT")

     The comments below are made on the assumption that (1) the Notes, ADSs and Ordinary Shares are not registered in a register kept in the United Kingdom; (2) the Ordinary Shares do not comprise or carry any Interests in UK Securities. For this purpose "UK Securities" means (a) stocks, shares or loan capital issued by a body corporate incorporated in the United Kingdom or (b) stocks, shares or loan capital registered on a register kept in the United Kingdom by or on behalf of the issuer of such stocks, shares or loan capital or (c) shares which are paired with shares issued by a body corporate incorporated in the United Kingdom; and "Interests in UK Securities" means interests in UK Securities which fall short of full ownership of such UK Securities, interests in rights arising out of UK Securities (including dividends), rights to allotments of UK Securities, rights to subscribe for UK Securities, or options to acquire UK Securities; and (3) the Ordinary Shares are not paired with shares issued by a body corporate incorporated in the United Kingdom.

Notes

     No UK stamp duty or SDRT will be payable on the issue of the Notes.

     No UK stamp duty will be payable on a transfer or conversion of the Notes provided the instrument of transfer is executed and retained outside the United Kingdom, unless it relates to property situate, or something done or to be done, in the United Kingdom.

     No SDRT will be payable on the agreement to transfer, or conversion of, the Notes.

ADSs and Ordinary Shares

     No UK stamp duty or SDRT will be payable on the issue of ADSs or Ordinary Shares upon a conversion of the Notes.

     No UK stamp duty will be payable in connection with a transfer of ADSs or Ordinary Shares provided the instrument of transfer is executed and retained outside the United Kingdom unless it relates to property situate or something done or to be done, in the United Kingdom.

     No SDRT will be payable in respect of an agreement to transfer ADSs or Ordinary Shares.

BERMUDA TAX CONSIDERATIONS

     Bermuda does not currently impose any income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax on us or our shareholders, other than shareholders ordinarily resident in Bermuda, if any. There is currently no Bermuda withholding or other tax on principal, interest or dividends paid to the Noteholders, other than holders ordinarily resident in Bermuda, if any.

     The Issuer has received written assurance dated 25 September 2003 from the Bermuda Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, to the effect that if any legislation is enacted in Bermuda imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of that tax would not be applicable to the Issuer or to any of its respective operations, shares, debentures or obligations until 28 March, 2016; provided, that the assurance is subject to the condition that it will not be construed to prevent the application of such tax to people ordinarily resident in Bermuda, or to prevent the application of any taxes payable by the Issuer in respect of real property or leasehold interests in Bermuda held by it. There can be no assurance that the Issuer will not be subject to any such tax after 28 March 2016.

UNITED STATES TAXATION OF NON-US HOLDERS

     The following discussion is limited to certain US federal income tax consequences relevant to a beneficial owner of a Note or ADS that is a "non-US holder" which we define to mean a nonresident alien or a non-US corporation, estate or trust (in each case as defined in the Internal Revenue Code). This discussion is based upon the Internal Revenue Code, the Treasury Regulations promulgated thereunder and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date

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hereof and as currently interpreted, and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This decision does not include any description of the tax laws of any state or local governments within the United States, or of any foreign government, that may be applicable to a non-US holder. Persons considering making an investment in the Notes or ADSs should consult their own tax advisors concerning the application of the US federal tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction prior to making such investment.

     If a partnership holds Notes or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership, you should consult your tax advisor.

PAYMENTS AND DISPOSITION

     In general (and subject to the discussion below under "Information Reporting and Backup Withholding"), a non-US holder will not be subject to US federal income or withholding tax with respect to payments on, or gain upon the sale, exchange or other disposition of, Notes or ADSs, unless:

     o such income is effectively connected with the conduct by the non-US holder of a trade or business in the United States; or

     o in the case of gain upon the disposition of Notes or ADSs, the non-US holder is an individual who is present in the US for 183 days or more in the taxable year and certain other conditions are met.

     Income that is effectively connected with the conduct by the non-US holder of a trade or business in the United States will generally be subject to regular US federal income tax in the same manner as if it were realised by a holder that is a US person. In addition, if such non-US holder is a non-US corporation, such income may be subject to a branch profits tax at a rate of 30% (or such lower rate as is provided by an applicable income tax treaty).

INFORMATION REPORTING AND BACKUP WITHHOLDING

     If the Notes or ADSs are held by a non-US holder through a non-US (and non-US related) broker or financial institution, information reporting and backup withholding generally would not be required. Information reporting, and possibly backup withholding, may apply if the Notes or ADSs are held by a non-US holder through a US (or US related) broker or financial institution and the non-US holder fails to provide appropriate information or comply with certification procedures to establish that the holder is not a US person. Non-US holders should consult their tax advisors concerning the application of the information reporting and backup withholding rules to them.

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                              SUBSCRIPTION AND SALE

     Pursuant to the Subscription Agreement (as defined in "Description of the Guarantor -- Material Contracts" above) the Issuer has agreed to issue, and the Manager has agreed to subscribe or procure subscribers at 100% of their principal amount, US$460,000,000 aggregate principal amount of Notes.

     Included in this US$460,000,000 aggregate principal amount of the Notes is US$60,000,000 in aggregate principal amount of the Notes issued pursuant to an over-allotment option granted to the Manager to subscribe for additional notes. All Notes issued under the Subscription Agreement are on the same terms. The purpose of this over-allotment option was to cover over-allotments, if any, and to cover short positions resulting from stabilisation transactions. The Manager exercised its right to acquire the additional US$60,000,000 aggregate principal amount of Notes on 31 October 2003.

     The Issuer has agreed to pay to the Manager a combined management and underwriting commission and selling concession of 3.25% of the aggregate principal amount of the Notes issued.

     The Issuer and the Guarantor have agreed to indemnify the Manager in respect of certain matters pursuant to the Subscription Agreement. The Subscription Agreement contains provisions entitling the Manager to terminate the Subscription Agreement in certain circumstances prior to payment to the Issuer.

     During the period beginning the date hereof and ending 90 days from the date hereof (both dates inclusive) the Guarantor will not, without prior written consent of the Manager (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (A) the sale of the Notes under the Subscription Agreement or (B) the issuance by the Guarantor of any Ordinary Shares (i) upon the exercise of an option or warrant or the conversion of the Notes, exchange or purchase of the LYONs due 2018 of Elan Finance Corporation, Ltd. or conversion or exchange of a security outstanding on the date of the Subscription Agreement or (ii) the grant by the Guarantor of employee, director or consultant stock options in the ordinary course of business and the issuance of capital stock upon the exercise, conversion or exchange thereof.

GENERAL

     The Manager understands that no action has been or will be taken in any jurisdiction by, the Issuer or the Guarantor that would permit a public offering of the Notes, or possession or distribution of this Offering Circular or any other offering or publicity material relating to the Notes, in any country or jurisdiction where action for that purpose is required. Accordingly, the Manager has undertaken that it will not, directly or indirectly, offer or sell any Notes or have in its possession, distribute or publish any offering circular, prospectus, form or application, advertisement or other document or information in the following jurisdictions except under circumstances that will result in compliance with any applicable laws and regulations.

1. BERMUDA

     The Manager has represented and agreed that the Notes may not be offered, sold or transferred to any resident of Bermuda.

2. UNITED STATES

     The Notes, the guarantee of the Notes and the Shares to be delivered upon conversion of the Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (other than a distributor) except in accordance with Regulation S under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act. In addition, there are offering prohibitions on sales to U.S. Residents (as defined below) and on the use of means of U.S. interstate commerce in connection with the offering of the Notes. The Manager has represented that it has offered the Notes, and will offer and sell the Notes only in accordance with Rule 903 of Regulation S under the Securities

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     Act. Accordingly, neither it, its affiliates, nor any persons acting on its behalf have engaged or will engage in any directed selling efforts (within the meaning of Regulation S) with respect to the Notes, and the Manager, its Affiliates and any such persons have complied and will comply with the offering restrictions requirement of Regulation S. The Manager agrees that, at or prior to confirmation of sale of Notes, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Notes from it during the distribution compliance period, a confirmation or notice to substantially the following effect:

     "The Securities covered hereby have not been registered under the Securities Act and may not be offered and sold within the United States or to, or for the account or benefit of, U.S. persons except in accordance with Regulation S under the Securities Act ("REGULATION S"). Terms used above have the meanings given to them by Regulation S."

     Terms used in this paragraph have the meanings given to them by Regulation
     S.

3. UNITED KINGDOM

     The Manager has represented, warranted and agreed that it (A) has not offered or sold and, will not offer or sell any Notes to persons in the United Kingdom prior to admission of the Notes to listing in accordance with Part VI of the FSMA, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (B) has complied and will comply with all applicable provisions of the FSMA with respect of anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom, and (C) will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of the Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer or the Guarantor.

4. IRELAND

     The Manager has represented and agreed that, save in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1963 (as amended) of Ireland (the "1963 ACT"), it has not offered or sold and will not offer or sell the Notes in Ireland by means of any document prior to application for listing of the Notes on the Irish Stock Exchange having being made and the Irish Stock Exchange having approved the relevant listing particulars in respect thereof in accordance with the 1984 Regulations and thereafter no offer or sale will be made by means of any document other than:

     (i)  the Offering Circular; and/or

     (ii) a form of application which indicates where the Offering Circular can be obtained or inspected.

     The Manager has represented that it has complied with and will comply with all applicable provisions of the 1963 Act and the 1984 Regulations with respect to anything done by it in relation to the Notes in, from or otherwise involving Ireland.

     The Manager has also represented that in relation to anything done by it in Ireland it will operate in accordance with the provisions of the Investment Intermediaries Act, 1995 of Ireland (as amended) including, without limitation, Sections 9, 23 (including any advertising restrictions made thereunder) and Section 57 (including any codes of conduct issued thereunder) thereof.

5. JAPAN

     The Manager understands that the Notes have not been and will not be registered under the Securities and Exchange Law of Japan, and represents that it has not offered or sold, and agrees not to offer or sell, directly or indirectly, any Notes in Japan or for the account of any resident thereof except pursuant to any exemption from the registration requirements of the Securities and Exchange Law of Japan and otherwise in compliance with applicable provisions of Japanese law.

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6. BELGIUM

     The Manager represents that it has not offered or sold, and agrees not to offer or sell, the Notes in Belgium by means of a public offer under Belgian law and that such offers and sales will only be made in Belgium according to articles 1 and 2 of the Royal Decree of 7th July, 1999 or to persons who subscribe to a minimum of euro 250,000 each, or to institutional investors acting for their own account and listed in article 3, 2 of the Royal Decree of 7 July 1999; and

7. THE NETHERLANDS

     The Manager represents that it has not offered, transferred or sold, and will not offer, transfer or sell, the Notes whether directly or indirectly to any individual or legal entity in the Netherlands, other than to individuals or legal entities who or which trade in or invest in securities in the conduct of a professional trade (which includes banks, brokers, dealers, insurance companies, pension funds, other institutional investors and commercial enterprises which regularly, as an ancillary activity, invest in securities).

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                    CONSENT OF THE BERMUDA MONETARY AUTHORITY

BERMUDA REGULATION

     Although the Issuer is incorporated in Bermuda, it is classified as a non-resident of Bermuda for exchange control purposes by the BMA. Pursuant to its non-resident status, the Issuer may engage in transactions in currencies other than Bermuda dollars and there are no restrictions on its ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda.

     Under Bermuda law, exempted companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As an "exempted" company, the Issuer may not, without the express authorisation of the Bermuda legislature or under a license or consent granted by the Minister of Finance, participate in certain business transactions, including: (1) the acquisition or holding of land in Bermuda (except that held by way of lease or tenancy agreement which is required for its business and held for a term not exceeding 50 years, or which is used to provide accommodation or recreational facilities for its officers and employees and held with the consent of the Bermuda Minister of Finance, for a term not exceeding 21 years); (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000; or (3) the carrying on of business of any kind for which it is not licensed in Bermuda, except in certain limited circumstances such as doing business with another exempted undertaking in furtherance of the Issuer's business carried on outside Bermuda.

     The Notes may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 1998 of Bermuda which regulates the sale of securities in Bermuda. In addition, the BMA must approve all issuances and transfers of notes of a Bermuda exempted company. On 1 October 2003 the BMA issued permission for the issue and free transferability of the Notes being offered pursuant to this Offering Circular, as long as the Notes are issued, and transferred to and among persons who are non-residents of Bermuda for exchange control purposes and are admitted to the Official List of the UK Listing Authority together with admission to trading on the London Stock Exchange's market for listed securities and are admitted to the ISE Official List. The Issuer has been exempted by a direction issued under the Bermuda Companies Act from publishing or filing the Offering Circular with the Registrar of Companies in Bermuda. The BMA and the Registrar of Companies accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this Offering Circular.

     The Bermuda government actively encourages foreign investment in "exempted" entities like the Issuer that are based in Bermuda, but which do not operate in competition with local businesses. The Issuer is not currently subject to taxes computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax or to any foreign exchange controls in Bermuda.

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                               GENERAL INFORMATION

1. The creation and issue of the Notes, and entering into the Indenture, was authorised by a resolution of the Board of Directors of the Issuer dated 24 October 2003. Entering into the Indenture was authorised by a resolution of the Board of Directors of the Guarantor dated 24 October 2003, and a duly authorised committee of the Board of Directors on 30 October 2003.

2. Save as disclosed at pages A-124 to A-128 and pages 43 and 44 of this Offering Circular in relation to the SEC Investigation as at 4 November 2003 (the latest practicable date prior to the date of this Offering Circular) there are no, nor have there been any, legal or arbitration proceedings, including any which are pending or threatened, of which the Issuer or the Guarantor is aware, which may have, or have had during the 12 months prior to the date of this Offering Circular, a significant effect on the financial position of the Issuer or the Group.

3. KPMG of 1 Stokes Place, St Stephen's Green, Dublin 2, have given, and have not withdrawn, their written consent to the inclusion of their reports on the Issuer and the Guarantor in this Offering Circular in the form and context in which they are included and have authorised the contents of that part of the Offering Circular for the purposes of (i) Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001 and (ii) the listing rules of the Irish Stock Exchange.

4. There has been no significant change in the financial or trading position of the Group since 30 June 2003, being the date to which the last interim financial statements of the Group were published. There has been no material adverse change in the financial position or prospects of the Group since 31 December 2002, being the date to which the last audited accounts of the Group were published.

5. Copies of the following documents may be inspected during normal business hours at the offices of Clifford Chance Limited Liability Partnership at 10 Upper Bank Street, London E14 5JJ, at the registered office of the Issuer, Clarendon House, Church Street, Hamilton, Bermuda, at the offices of the Irish Paying Agent, AIB/BNY Fund Management (Ireland) Limited at Guild House, Guild Street, IFSC Dublin 1, Ireland and at the offices of A&L Goodbody at International Financial Services Centre, North Wall Quay, Dublin 1, Ireland during the period of 14 days from the date of this Offering Circular:

     (a)  this Offering Circular;

     (b) the Memorandum of Association and Bye-Laws of the Issuer and the Memorandum and Articles of Association of the Guarantor;

     (c)  the Subscription Agreement;

     (d)  the Indenture;

     (e) the audited consolidated financial statements of the Guarantor for the years ended 31 December 2002, 31 December 2001 and 31 December 2000 and the unaudited interim financial statements for the six months ended 30 June 2003;

     (f)  the consent letter referred to in paragraph 3 above; and

     (h)  the Accountant's Report on the Issuer.

6. The Notes will bear a legend to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." The sections referred to in such legend provide that a United States person who holds a Note will generally not be allowed to deduct any loss realised on the sale, exchange or redemption of such Note and any gain (which might otherwise be characterised as capital gain) recognised on such sale, exchange or redemption will be treated as ordinary income.

7. The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The ISIN is XS0179704886 and the common code is 017970488.

8. The listing of the Notes on the London Stock Exchange will be expressed in US$ as a percentage of their principal amount (exclusive of accrued interest). Transactions will normally be effected for settlement in US$ for delivery on the third business day in London after the date of the transaction. It is expected that the Notes will be admitted to the Official List and the ISE Official List on 11

     November 2003, subject only to the issue of the Global Security. However, prior to official listing dealings in the Notes will be permitted by the London Stock Exchange and the Irish Stock Exchange in accordance with their respective rules.

9. The auditors to the Guarantor, KPMG, have audited the Guarantor's accounts in accordance with generally accepted accounting standards in Ireland for each of the three financial years ended on 31 December 2002, 31 December 2001 and 31 December 2000 and conducted a review of the unaudited interim financial statements for the six months ended 30 June 2003 without qualification.

                                     ANNEX A


      ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED 31 DECEMBER 2002

TABLE OF CONTENTS

Chairman's Statement                                   A-3
Operating Review                                       A-5
Financial Review                                      A-29
Directors' Report                                     A-62
Corporate Governance                                  A-71
Independent Auditors' Report                          A-75
Financial Statements                                  A-77
  Notes Relating to Financial                         A-83
  Statements
Selected Financial Data                              A-172
  Group Financial                                    A-172
  Record--U.S. GAAP
  Group Financial                                    A-173
  Record--Irish GAAP
Shareholders' Information                            A-174
Risk Factors                                         A-179
Additional Information                               A-185
Cross Reference to Form 20-F                         A-190


ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

TERMS

In this Annual Report and Form 20-F, Elan Corporation, plc and its consolidated subsidiaries are referred to as "Elan", "the Company", "the Group", "we", "our" and "us".

FINANCIAL STATEMENTS

We prepare our financial statements in accordance with Irish generally accepted accounting principles ("Irish GAAP"), which differ in certain significant respects from U.S. generally accepted accounting principles ("U.S. GAAP"). For a discussion of the significant differences between Irish GAAP and U.S. GAAP, please refer to Note 33 to the Consolidated Financial Statements.

STATEMENTS OF COMPETITIVE POSITION

Except as otherwise stated, market information in this Annual Report and Form 20-F regarding the position of Elan's business or products relative to its or their competition is based upon published statistical data obtained from IMS Health Incorporated ("IMS Health") (noted as "1" in text. Source: IMS Health, Copyright 2003. All Rights Reserved) and Verispan, L.L.C. ("Verispan") (noted as "2" in text. Source (Trade Mark) Prescription Audit (SPA) January 2002 to December 2002). IMS Health and Verispan are leading suppliers of statistical data to the pharmaceutical industry. Except as otherwise stated, this market share and industry data from IMS Health and Verispan has been derived by comparing Elan's sales revenue to competitors' and total market sales revenue.

TRADEMARKS

All product names appearing in italics are trademarks owned by or licensed to Elan.

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

(Cautionary Statements Under the United States Private Securities Litigation Reform Act of 1995)

Our disclosure and analysis in this Annual Report and Form 20-F contain some forward-looking statements that set forth anticipated results based on management's plans and assumptions. From time to time, we also provide forward-looking statements in other materials we release to the public as well as oral forward-looking statements. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. We have tried, wherever possible, to identify such statements by using words such as "anticipate", "estimate", "expect", "project", "intend", "plan", "believe", "will", "strategy" and similar expressions in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, our ability to meet our future financial obligations, the success of our recovery plan, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, interest rates, the outcome of contingencies, such as legal proceedings and governmental investigations, and financial results.

We cannot guarantee that any forward-looking statements will be realised. Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. Should known or unknown risks or uncertainties materialise, or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 6-K reports submitted to the United States Securities and Exchange Commission ("SEC"). Also note that we provide the following cautionary discussion of risks, uncertainties and possibly inaccurate assumptions related to our business. This discussion, together with the discussion under "Risk Factors" located elsewhere in this Annual Report and Form 20-F, describe the factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by the United States Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider these factors to be a complete discussion of all potential risks or uncertainties. These factors include those set forth under the heading "Risk Factors" located elsewhere in this Annual Report and Form 20-F and the following:

o the outcome of our recovery plan and our ability to maintain financial flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetised to meet our liquidity requirements;

o the outcome of the ongoing SEC investigation and shareholder litigation, including the impact, if any, that the 2001 restatement may have on the outcome of the shareholder litigation;

o the success of research and development activities and the speed with which regulatory authorisations and product launches may be achieved;

o    competitive developments affecting our current products;

o    our ability to protect our intellectual property;

o    our ability to successfully market both new and existing products;

o    difficulties or delays in manufacturing;

o our ability to meet generic and branded competition after the expiration of our patents or our regulatory exclusivity;

o    the trend towards managed care and health care cost containment;

o possible legislation affecting pharmaceutical pricing; o exposure to product liability and other types of lawsuits;

o    interest rate and foreign currency exchange rate fluctuations;

o governmental laws and regulations affecting domestic and foreign operations, including tax obligations;

o    general changes in Irish and U.S. GAAP;

o    our ability to reduce costs and expenses;

o    changes in product mix; and

o the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items.

CHAIRMAN'S STATEMENT

[GRAPHIC OMITTED - Photograph of Garo H. Armen and G. Kelly Martin

DEAR SHAREHOLDERS:

2002 was an extremely difficult year for all of our constituents, particularly for our shareholders and employees. In the early months of 2002, we suffered a number of setbacks in rapid succession, including the cessation of dosing in a Phase IIA clinical trial of AN-1792, the announcement of a profit warning and an investigation by the United States Securities and Exchange Commission. These disappointments ultimately led to a loss of confidence in the Company, resulting in a change of corporate leadership.

To address these issues, the board of directors of Elan announced my appointment as Chairman on 9 July 2002, tasking me with the responsibility of overseeing the rebuilding process. Shortly thereafter, we put into place a new management team from the ranks of Elan and announced the implementation of the rebuilding of our Company, which is comprised of the following components:

o Our recovery plan, to improve liquidity, simplify our structure and reduce the cost of conducting our business;

o Our growth plan, which is designed to bring to fruition our innovative products and technologies; and

o Our operational excellence plan, which is designed to put into place the structures and processes needed to build a world-class biopharmaceutical company.

Since Elan's recovery plan was announced in July 2002, we have achieved a substantial number of our key objectives. In the last year, we have made significant progress towards restoring our financial health, cutting our costs, and streamlining our balance sheet. By the end of the first quarter of 2003 we had reduced our commitments by approximately $1.4 billion and had cash reserves of approximately $1 billion. With the recent completion of the sale of our primary care business to King Pharmaceuticals, we have exceeded our target of $1.5 billion in gross asset sales -- six months before our target of the end of 2003. We have also reduced our headcount by approximately 1,900 and formally restructured 36 joint ventures. We will continue to divest non-core businesses and assets to further add to our liquidity.

The success of our recovery effort will ultimately be judged by our ability to develop biopharmaceutical products to treat important diseases, and our ability to return to profitability. As part of the recovery process, we will continue to simplify our balance sheet and provide investors with a transparent view of our finances. In this regard, as previously announced, we have restated our U.S. GAAP financial results for 2001. In addition, our unaudited U.S. GAAP financial information for 2002 has been adjusted. This restatement does not affect our Irish GAAP financial data. We are also continuing discussions with the enforcement division of the SEC.

It is paramount that all of our constituents -- the public, the capital markets and the relevant regulatory agencies -- have complete confidence in our ability to manage our business with the highest ethical standards and our ability to exercise prudent business judgements.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

CHAIRMAN'S STATEMENT

Our progress in restoring financial stability over the last year has given us a greater ability to focus on our pipeline, which is critical to restoring value to the Company and its shareholders. As the recovery plan proceeds, we continue to invest significant effort in unlocking the value of our pipeline. Elan's biopharmaceutical product pipeline includes several innovative products in the fields of neurodegeneration and pain.

Antegren, our humanised monoclonal antibody, has already delivered promising data in Phase II studies for Crohn's disease and multiple sclerosis; results from both trials were published in the 2 January 2003 issue of the New England Journal of Medicine. Phase III studies for these two indications are now fully enrolled and we just announced the results of the Phase III induction study in Crohn's disease. While we missed the primary endpoint we are very encouraged by the overall results. The Antegren Phase III maintenance trial for Crohn's disease and two Phase III trials for multiple sclerosis are on-going.

Also in development are two new compounds from our Alzheimer's disease immunotherapy collaboration with Wyeth. These compounds have the potential to alter the future treatment of this disease. For more than a decade, Elan has sustained one of the largest and most productive research efforts in Alzheimer's disease. As a result, our discoveries have evolved into valuable new compounds of exceptional therapeutic potential. Our product pipeline also includes advanced therapies such as Prialt for severe chronic pain.

We expect to file several New Drug Applications and European Marketing Authorisation Applications by the end of 2004. In addition, we expect to file two Investigational New Drug Applications to start clinical trials in our Alzheimer's immunotherapy programme within the next 15 months. Taken as a whole, this pipeline represents the key to Elan's success.

Amid the difficulties of 2002, many of us at Elan were reminded of the true purpose of our efforts -- to develop treatments for patients suffering from debilitating diseases. It is the collective spirit of Elan's people that has enabled us to make the significant progress we have achieved in turning the Company around in a remarkably short period of time. We have begun transforming Elan into a focused company with a specialised sales and marketing organisation, a unique pipeline and a talented group of employees with a strong commercial execution capability in the market. As we follow through on the recovery plan, our goal is to position ourselves to maximise the opportunities of Elan's current businesses while investing in our pipeline and its potential contribution to future value.

When I accepted the position of Chairman and acting CEO in July 2002, it was clear that we would quickly start a search for a new CEO. We sought a candidate who possessed a sense of discipline and a high level of business expertise. Kelly Martin brings all of that -- plus a passionate belief in what our Company stands for and what it can accomplish. His judgement, his integrity and his leadership are ideally suited to guide the new Elan. I am delighted he is leading our Company and our people, and I will continue to work closely with him as Chairman. In covering such a great distance in so short a time, we have begun to re-establish the hope that Elan can become a leader in our industry and restore value for our stakeholders. We have a considerable number of strengths in our favour, from the dedication of our employees to the quality of our pipeline -- all of which we will maximise in order to ensure Elan's success for the future.

In closing, I would like to thank our shareholders for their support, our board of directors for their dedication and leadership, and our senior management and employees for their tireless efforts during the past year.

[SIGNATURE OF GARO ARMEN]

GARO ARMEN
Chairman

OPERATING REVIEW

COMPANY OVERVIEW

Elan, an Irish public limited company, is a worldwide biopharmaceutical company headquartered in Dublin, Ireland. Elan was incorporated as a private limited company in Ireland on 18 December 1969 and became a public limited company on 3 January 1984. Elan's principal executive offices are located at Lincoln House, Lincoln Place, Dublin 2, Ireland and its telephone number is 353-1-709-4000. Elan's principal research and development, manufacturing and marketing facilities are located in Ireland, the United States and the United Kingdom.

During 2001 and through mid-2002, Elan conducted its operations through two primary business units: Biopharmaceuticals and Drug Delivery. On 31 July 2002, Elan announced a recovery plan to restructure its businesses, assets and balance sheet in order to enable it to meet its financial commitments. With the implementation of the recovery plan, Elan will focus on three core therapeutic areas: neurology, pain management and autoimmune diseases. In accordance with this new focus, the Group was reorganised and two new units were created: Core Elan and Elan Enterprises.

Core Elan is engaged in pharmaceutical commercial activities and biopharmaceutical research and development activities. Core Elan is also engaged in pharmaceutical manufacturing activities at its facility in Athlone, Ireland. Elan's pharmaceutical commercial activities include the marketing of products in the therapeutic areas of neurology, pain management and infectious diseases. Biopharmaceutical research and development activities include the discovery and development of products in the therapeutic areas of neurology, pain management and autoimmune diseases.

Elan's biopharmaceutical product pipeline currently includes several innovative products in development in the fields of autoimmune diseases and pain management, including Antegren, which is in Phase III clinical trials for multiple sclerosis ("MS") and Crohn's disease, in collaboration with Biogen, Inc. ("Biogen"), and Prialt, which is in Phase III clinical trials for severe chronic pain. Additionally, Elan remains committed to the advancement of its broad Alzheimer's disease ("AD") programmes with Wyeth and Pfizer Inc. ("Pfizer") (formerly Pharmacia Corporation ("Pharmacia")) and its internal discovery programmes.

Elan expects to file three U.S. New Drug Applications ("NDAs") and four European Marketing Authorisation Applications ("MAAs") by the end of 2004. Elan also expects two Investigational New Drug Applications ("IND") from its Alzheimer's collaboration with Wyeth to be filed within the next 15 months.

Elan Enterprises is mainly comprised of Elan's drug delivery businesses and other assets such as business ventures and non-core pharmaceutical products. Drug delivery activities have historically included the development, licensing and marketing of drug delivery products, technologies and services to pharmaceutical industry clients on a worldwide basis. Elan Enterprises is seeking to dispose of many of these businesses and assets.

COMPANY MISSION AND GOALS

Elan's mission is to become a fully integrated, world-class company capable of developing effective and novel treatments in the core areas of neurology, pain management and autoimmune diseases. Elan is committed to discovering, developing and marketing new, innovative products that address the world's most debilitating medical conditions, that improve the health and quality of life for patients and their families, and that meet the requirements of the healthcare professionals who treat them. Elan will conduct its business with the highest standards of ethics and integrity and believes in serving patients, customers, investors and employees.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

OPERATING REVIEW

RECOVERY PLAN--DIVESTITURE PROGRAMME

A key element of the recovery plan is the divestiture of businesses, products, investments and other assets. The objective was to complete $1.5 billion in asset divestitures by the end of 2003. Since its commencement in August 2002, the divestiture programme has generated gross consideration in excess of $1.7 billion.

XCEL
On 1 April 2003, Elan announced that it received $89.5 million in cash from Xcel Pharmaceuticals, Inc. ("Xcel") in exchange for all of Elan's shareholding in, and loans to, Xcel.

SKELAXIN & SONATA
On 30 January 2003, Elan announced that it had agreed to sell its primary care franchise, principally consisting of its U.S. and Puerto Rican rights to Sonata and Skelaxin, related inventory and related rights to enhanced formulations of these products, to King Pharmaceuticals, Inc ("King").

On 17 March 2003, Elan commenced a lawsuit against King to compel King to complete its purchase of the primary care franchise. On 19 May 2003, Elan and King agreed to proceed with the transaction on amended terms and on 12 June 2003 the transaction was completed. Effective upon the closing of the transaction, all claims under the pending litigation were released and Elan and King dismissed the litigation with prejudice.

Under the terms of the amended transaction, King paid gross consideration on closing of $749.8 million, which included the transfer to King of Sonata and Skelaxin inventory with a value of approximately $40 million and obligations related to Sonata of $218.8 million that were assumed by King at closing. In addition, Elan will receive an additional $25.0 million payment on 2 January 2004, contingent on the ongoing patent exclusivity of Skelaxin. Elan will also receive payments of 5% of net sales of the current formulation of Skelaxin through 31 December 2005 and, thereafter, beginning in 2006 and continuing through December 2021, Elan will receive payments of 10% of net sales of the current formulation of Skelaxin in excess of $50.0 million of net sales annually. Finally, Elan will receive up to an additional $61.0 million in milestone payments (comprised of up to $86.0 million in clinical, regulatory and sales milestones less up to $25.0 million in milestones that Elan is obligated to pay to a third party) relating to the development of enhanced formulations of Sonata, contingent on the achievement of certain clinical and regulatory events. Elan has agreed to indemnify King for certain events.

ATHENA DIAGNOSTICS
On 31 December 2002, Elan, together with the other stockholders in Elan's subsidiary, Athena Diagnostics, Inc. ("Athena Diagnostics"), sold all of the outstanding stock of Athena Diagnostics to Behrman Capital and certain of its affiliated investment funds ("Behrman"). The gross consideration was approximately $122 million in cash. Prior to the sale, Elan held approximately 80% of Athena Diagnostics' common stock. As a result of the sale, Elan received $81.8 million in cash, after giving effect to certain contractual payments, including payments to Athena Diagnostics' other stockholders.

AVINZA / LIGAND COMMON STOCK
On 9 December 2002, Elan announced the amendment of the terms of its development, licence and supply agreement with Ligand Pharmaceuticals, Inc. ("Ligand") regarding Avinza. Elan received a cash payment of $100.0 million from Ligand, in return for a reduction in the ongoing royalty rate from the previous level of 30% of net sales of Avinza in the United States and Canada to approximately 10%. In addition, Elan agreed to forego its option to negotiate a co-promotion agreement with Ligand for Avinza in the United States and Canada. Elan continues to manufacture the product in its Gainesville facility.

Ligand also agreed to repurchase from Elan approximately 2.2 million shares of Ligand common stock for a cash purchase price of $20.0 million. The share sale closed in February 2003.

On 28 May 2003, Elan sold 6.4 million shares of Ligand common stock in the open market for net cash proceeds of $73.0 million. On 11 July 2003, Elan sold its remaining 5.8 million shares of Ligand common stock to a number of qualifying institutional investors for net cash proceeds of $65.1 million.

ABELCET
On 22 November 2002, Elan announced the completion of the sale of its U.S., Canadian and any Japanese rights to Abelcet and certain related assets to Enzon Pharmaceuticals, Inc. ("Enzon"). Elan retains its existing rights to market Abelcet in territories outside of the United States, Canada and Japan. Elan received a net cash payment of $360.0 million from Enzon. Elan has agreed to indemnify Enzon for certain events.

Included in the transaction was related intellectual property, Elan's manufacturing facility in Indianapolis, Indiana and inventory. The Indianapolis facility manufactures Abelcet and Myocet. Elan and Enzon entered into a long-term manufacturing and supply agreement whereby Enzon will continue to manufacture Elan's requirements for these two products.

ACTIQ
On 3 October 2002, Elan announced that it had sold its rights to Actiq in twelve territories, principally in Europe, to Anesta Corp. ("Anesta"), a subsidiary of Cephalon, Inc. At the date of disposal, Actiq was marketed by Elan in the United Kingdom, Ireland and Germany. Elan received $50.0 million in cash from Anesta.

NIFEDIPINE ER
On 23 August 2002, Elan announced a licensing agreement with Watson Pharmaceuticals, Inc. ("Watson") for exclusive marketing rights to the 30mg and 60mg dosage strengths of Elan's extended-release nifedipine tablets in the United States. Elan received $45.0 million in cash from Watson. Elan continues to manufacture the product in its Athlone, Ireland facility.

For further information on these disposals, including the impact of these disposals on Elan's financial results, please refer to the Financial Review.

FUTURE TRANSACTIONS
Elan intends to sell further businesses, products, investments and other assets as part of its recovery plan. Assets from both Core Elan and Elan Enterprises may be disposed of as part of the recovery plan.

RECOVERY PLAN--FINANCIAL COMMITMENTS AND CONTINGENCIES

A key objective of the recovery plan is to enable Elan to meet its financial obligations and to simplify its balance sheet.

Contractual and potential future payments have been reduced by approximately $1.4 billion, from $4.5 billion at 31 December 2001 to $3.1 billion at 31 December 2002, after giving effect to the restructuring of the risk-sharing arrangement with Pharma Marketing Ltd. (together with its subsidiary, "Pharma Marketing") in January 2003 as described below. The main elements of the reduction were:


                                                                           $M

  Repaid revolving credit facility                                      $325.0

  Repaid 3.5% Convertible Subordinated Notes ("3.5% Convertible Notes")  $62.4

  Risk-sharing arrangements                                             $215.0

  Repurchased 3.25% Zero Coupon Subordinated Exchangeable Notes
  ("LYONs")                                                             $196.5

  Reduced fixed, contingent and potential product payment obligations   $418.2

  Reduced Elan Pharmaceutical Investments III, Ltd. ("EPIL III") debt   $160.0


REVOLVING CREDIT FACILITY AND 3.5% CONVERTIBLE NOTE REPAYMENT On 11 July 2002, Elan repaid in full and terminated its revolving credit facility of $325.0 million. On 15 July 2002, Elan repaid at maturity the remaining $62.4 million in aggregate principal amount of the 3.5% Convertible Notes. These convertible notes were assumed as part of the acquisition of Dura Pharmaceuticals, Inc. ("Dura"), in November 2000.

RISK-SHARING ARRANGEMENTS
Potential future payments relating to the risk-sharing arrangements have decreased by $215.0 million to $335.0 million at 31 December 2002 from $550.0 million at 31 December 2001. This reduction arises from the termination during 2002 of the risk-sharing arrangement with Autoimmune Diseases Research & Development Corp. Ltd. (together with its subsidiary, "Autoimmune"), and the restructuring in January 2003 of the risk-sharing arrangement with Pharma Marketing.

Elan's risk-sharing arrangement with Autoimmune was terminated in the third quarter of 2002. Elan paid $121.0 million as part of this termination which, after taking account of the redemption of Elan's investment of $38.5 million in Autoimmune, resulted in a net cash cost of $82.5 million.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

OPERATING REVIEW

Elan's risk-sharing arrangement with Pharma Marketing was restructured in January 2003, such that effective upon the sale of Sonata to King on 12 June 2003, (i) Elan paid Pharma Operating Ltd. ("Pharma Operating") $196.4 million in cash (representing $225.0 million less royalty payments on all related products paid or due to Pharma Operating from 1 January 2003 through 12 June 2003) to acquire Pharma Operating's royalty rights with respect to Sonata and Prialt and
(ii) Elan's maximum purchase price for the remaining products in the arrangement, Zonegran, Frova and Zanaflex, was reduced to $110.0 million, which will increase at a rate of 15% per annum from 12 June 2003 (less royalty payments made for periods after 12 June 2003). The parties also agreed to extend Elan's purchase option termination date to 3 January 2005 from the original termination date of 30 June 2003.

For additional information on Autoimmune and Pharma Marketing, please refer to
Note 24 to the Consolidated Financial Statements.

LYONS
In December 1998, Elan Finance Corporation Limited ("Elan Finance"), a wholly owned subsidiary of Elan, issued in a private placement, at a substantial discount, LYONs due 2018 in the principal amount of $1,643.5 million at maturity. The issue price of the LYONs was $524.78 per $1,000 principal amount at maturity and the gross proceeds to the Company amounted to $862.5 million.

During the fourth quarter of 2002, Elan repurchased $318.6 million in principal amount at maturity of the LYONs (representing approximately 19% of the originally issued LYONs) in separate privately negotiated purchases. The aggregate cost was $149.8 million. This was a discount of approximately 24% to the accreted value of such LYONs at 14 December 2003 of $196.5 million. After taking account of this repurchase, the accreted value of the remaining LYONs was $792.3 million at 31 December 2002.

Through 3 June 2003, Elan repurchased an additional $523.7 million in principal amount at maturity of the LYONs (representing approximately 32% of the originally issued LYONs) in separate privately negotiated purchases. The aggregate cost was $310.3 million. This was a discount of approximately 4% to the accreted value of such LYONs at 14 December 2003 of $322.9 million. After taking account of all repurchases up to 3 June 2003, the remaining LYONs have an accreted value at 14 December 2003 of $494.0 million. Elan may purchase additional LYONs in the future and any such purchases may be material.

For additional information on the LYONs, please refer to Note 16 to the Consolidated Financial Statements.

FIXED, CONTINGENT AND POTENTIAL PRODUCT PAYMENT OBLIGATIONS The net reduction of $418.2 million in fixed, contingent and potential product payment obligations from 31 December 2001 to 31 December 2002 primarily reflects product payments made during 2002 of $234.6 million and contingent product payments avoided of $224.3 million. The contingent product payments avoided relate primarily to Elan's decision during 2002 not to exercise its option to acquire certain dermatology products from GlaxoSmithKline, plc ("GSK").

ELAN PHARMACEUTICAL INVESTMENTS II, LTD. ("EPIL II") / EPIL III In June 2002, EPIL III repaid $160.0 million in aggregate principal amount of Series A guaranteed senior notes (the "Series A Guaranteed Notes").

For additional information on the 9.56% guaranteed senior notes issued by EPIL II (the "EPIL II Notes"), and the Series A Guaranteed Notes, the Series B guaranteed senior notes (the "Series B Guaranteed Notes") and the Series C guaranteed senior notes (the "Series C Guaranteed Notes") issued by EPIL III (collectively, the "EPIL III Notes") please refer to Note 3, Note 16 and Note 33 to the Consolidated Financial Statements.

REVIEW OF BUSINESS VENTURES
In 2002, Elan completed a review of its business venture portfolio to conserve cash and reflect the reduced scope of Elan's activities. As a result, it is Elan's intention to restructure or terminate substantially all of its business ventures with the aim of substantially reducing or eliminating future cash outlays by Elan with respect to those business ventures.

Elan recognised exceptional charges in its profit and loss account for 2002 to reflect impairments to the Group's investment portfolio, including investments held by EPIL II and EPIL III. This includes impairment charges relating to investments in business ventures and business venture parent companies.

WORLD PHARMACEUTICAL MARKET

Audited global pharmaceutical sales increased by 8% from 2001 to $400.6 billion in 2002.1 In 2001, audited global pharmaceutical sales increased by 11% over 2000.1 Sales increased due to strengthening generic drug sales in North America and Western Europe and the ageing of the global population, among other factors.

North America, Japan and Western Europe accounted for approximately 85%1 of global pharmaceutical sales in 2002. North America's pharmaceutical sales grew 12% to $203.6 billion1, representing more than half of all global pharmaceutical sales in 2002.

The U.S. market is Elan's most important market. Please refer to Note 2 to the Consolidated Financial Statements for an analysis of revenue by geographic region. For this reason, the factors discussed below, such as "Government Regulation" and "Product Approval Process", place emphasis on requirements in the United States.

GOVERNMENT REGULATION

The pharmaceutical industry is subject to significant regulation by international, national, state and local governmental regulatory agencies. Pharmaceutical product registration is primarily concerned with the safety, efficacy and quality of new drugs and devices, and, in some countries, their pricing. A product must generally undergo extensive clinical trials before it can be approved for marketing. The process of developing a new pharmaceutical product, from idea to commercialisation, can take in excess of ten years. This period varies considerably from case to case and from country to country.

An application for registration includes specific details concerning not only the chemical composition, but also the manufacturing plant and procedures involved in the production of the product. The time from submission of an application to commercialisation of the product is typically two years or longer. After a product has been approved by the regulatory authorities and has been launched, it is a condition of the product approval that all aspects relating to its safety, efficacy and quality remain under review.

Governmental authorities, including the U.S. Food and Drug Administration ("FDA") and comparable regulatory authorities in other countries, regulate the design, development, testing, manufacturing and marketing of pharmaceutical products. For example, the Federal Food, Drug and Cosmetic Act ("FDCA"), the Public Health Service Act, the Controlled Substances Act and other federal statutes and regulations impose requirements on the clinical and non-clinical testing, safety, effectiveness, manufacturing, labelling, storage, record-keeping, reporting, advertising, marketing, import, export, distribution and approval of Elan's products in the United States. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, import restrictions, injunctive actions and criminal prosecutions. In addition, administrative remedies can involve requests to recall violative products, the refusal of the government to enter into supply contracts and/or the refusal to approve pending product approval applications (such as NDAs and Abbreviated New Drug Applications ("ANDAs") for drugs, Biologic License Applications ("BLAs") for biological products, or Premarket Approval Applications and "510(k)s" for medical devices), until manufacturing or other alleged deficiencies are brought into compliance. The FDA also has the authority to cause the withdrawal of approval of a marketed product or to impose labelling restrictions.

In addition, the U.S. Centers for Disease Control and Prevention regulate select biologics and toxins. This includes registration and inspection of facilities involved in the transfer or receipt of select agents. Select agents are subject to specific regulations for packaging, labelling and transport. Non-compliance with applicable requirements could result in criminal penalties and the disallowance of research and manufacturing of clinical products. Exemptions are provided for select agents used for a legitimate medical purpose or for biomedical research, such as toxins for medical use and vaccines.

Certain in vitro diagnostic products and certain delivery systems, such as MEDIPAD, are regulated or potentially regulated in the United States under the FDCA as medical devices. These products are subject to pre-marketing and post-marketing requirements. Among other things, medical devices are subject to quality system requirements, including design control and good manufacturing practices, and to requirements for adverse event reporting by manufacturers, distributors and user facilities. The failure to adhere to these requirements can result in a refusal of permission to market and the imposition of sanctions, including seizure, recall notification, replacement or refund, injunction, and civil and criminal penalties. Additionally, as a condition to marketing or continued marketing, the FDA could impose certain post-market surveillance and/or tracking requirements, which could significantly increase the regulatory costs associated with a product. Under the FDCA, it is also possible for a given product to be regulated both as a drug and a medical device or as a biologic and medical device. In vitro diagnostic products are also subject to certain requirements under the Clinical Laboratory Improvement Act of 1988, as amended ("CLIA"), relating to test complexity and risk.

The pricing of pharmaceutical products is regulated in many countries. The mechanism of price regulation varies. For example, certain countries regulate the price of individual products while in other countries prices are controlled by limiting overall company profitability. In the United States, while there are limited indirect federal government price controls over private sector purchases of drugs, there have been ongoing discussions on potential reforms of the healthcare system, including the pricing of pharmaceuticals, which could result, directly or indirectly, in the implementation of price controls on a larger number of pharmaceutical products. Certain states are

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

OPERATING REVIEW

attempting to impose requirements, processes, or systems that would result in indirect price controls. It is not possible to predict future regulatory action on the pricing of pharmaceutical products.

In June 2002, Elan entered into a settlement with the U.S. Federal Trade Commission ("FTC") resolving the FTC's investigation of a licensing arrangement between Elan and Biovail Corporation ("Biovail") relating to nifedipine, a generic version of the hypertension drug Adalat CC. The settlement is reflected in a consent order which, by its terms, does not constitute an admission by Elan that any law had been violated, and does not provide for monetary fines or penalties. Elan continues to satisfy all of the terms of the consent order, including launching its 30mg and 60mg nifedipine products through Watson in September 2002.

On 2 June 2001, Elan received a letter from the FTC stating that the FTC was conducting a non-public investigation to determine "whether Brightstone Pharma, Inc., Elan Corporation or others may have engaged in an effort to restrain trade by entering into an agreement which may restrict the ability of Brightstone or others to market a bioequivalent or generic version of Naprelan." In October 2001, counsel for Elan met informally with the FTC staff to discuss the matter. No further communication from the FTC was received until December 2002, when Elan received a subpoena duces tecum from the FTC for the production of documents related to Naprelan. Elan has produced documents in response to the subpoena and has been communicating with the FTC relating to the investigation. Elan does not believe that it is feasible to predict or determine the outcome of the investigation and any possible effect on Elan's business, or reasonable to estimate the amounts or potential range of loss, if any, with respect to the resolution of the investigation.

On 13 March 2003, Elan received notification from the FTC that the FTC's Bureau of Competition was conducting an investigation to determine whether Elan, King or any other person was engaging in unfair methods of competition in violation of Section 5 of the Federal Trade Commission Act, including, among other things, by preventing or slowing generic competition to Skelaxin. The FTC's stated focus of the investigation was Elan's listing in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations ("Orange Book") of at least one patent for Skelaxin, and other actions with regard to the FDA regulatory process. On 8 May 2003, Elan received notification from the FTC that it had discontinued that portion of its investigation concerning whether Elan wrongfully listed its patent for Skelaxin in the Orange Book. Elan continues to co-operate with the FTC regarding matters unrelated to the Orange Book listing of the Skelaxin patent. Elan does not believe that it is feasible to predict or determine the outcome of the remaining portion of the investigation and any possible effect on the Group's business or reasonably estimate the amounts or potential range of loss, if any, with respect to the resolution of the investigation.

PRODUCT APPROVAL PROCESS

Preclinical tests assess the potential safety and efficacy of a product candidate in animal models. The results of these studies must be submitted to the FDA as part of an IND before human testing may proceed.

For ethical, scientific and legal reasons, animal studies are required in the discovery and safety evaluation of new medicines. Elan's policy is to seek alternatives to animal studies through the replacement of animal models with non-animal models. Alternatives used include various in vitro cell culture assays. If animal studies are unavoidable, Elan seeks to refine the animal models used to either reduce the number of animals utilised or to eliminate or lessen animal discomfort.

PRODUCT APPROVAL PROCESS

The stages of testing required before a pharmaceutical product can be marketed in the United

States are generally as follows:


  PHASE OF DEVELOPMENT                       DESCRIPTION

  Preclinical                                Animal studies and laboratory tests to evaluate safety
                                             and efficacy, demonstrate activity of a product
                                             candidate and identify its chemical and physical
                                             properties

  Phase I                                    Clinical studies to test safety profile of drug in humans

  Phase II                                   Clinical studies conducted with groups of patients to

                                             determine preliminary efficacy, dosage and expanded
                                             evidence of safety

  Phase III                                  Larger scale clinical studies conducted in patients to
                                             provide sufficient data for statistical proof of efficacy
                                             and safety


Under U.S. law, an IND must be submitted to the FDA and become effective before human clinical trials may commence. U.S. law further requires that studies conducted to support approval for product marketing be "adequate and well controlled." In general, this means that either a placebo or a product already approved for the treatment of the disease or condition under study must be used as a reference control. Studies must also be conducted in compliance with good clinical practice ("GCP") requirements, and adverse event and other reporting requirements must be followed.

The clinical trial process can take three to ten years or more to complete, and there can be no assurance that the data collected will be in compliance with GCP regulations, will demonstrate that the product is safe or effective, or, in the case of a biologic product, pure and potent, or will provide sufficient data to support FDA approval of the product. The FDA may place clinical trials on hold at any point in this process if, among other reasons, it concludes that clinical subjects are being exposed to an unacceptable health risk. Trials may also be terminated by institutional review boards, who must review and approve all research involving human subjects. Side effects or adverse events that are reported during clinical trials can delay, impede, or prevent marketing authorisation.

The results of the preclinical and clinical testing (described in the table above), along with information regarding the manufacturing of the product and proposed product labelling, are evaluated and, if determined appropriate, submitted to the FDA through a licence application such as an NDA. In certain cases an ANDA can be filed in lieu of filing an NDA. An ANDA relies on bioequivalency tests that compare the applicant's drug with an already approved reference drug rather than on clinical safety and efficacy studies. An ANDA might be available to Elan for a new formulation of a drug for which bioequivalent forms have already been approved by the FDA. In responding to applications for approval, the FDA could grant marketing approval, approve the product for a narrower indication, impose labelling or distribution restrictions, request additional information, require post-approval (Phase IV) studies or deny the application. Applications are often referred to an outside FDA advisory committee of independent experts prior to the FDA acting on the application. Similar systems are in place for the testing and approval of biologics and medical devices.

There can be no marketing in the United States of any drug, biologic or device for which a marketing application is required until the application is approved by the FDA. Until an application is actually approved, there can be no assurance that the information requested and submitted will be considered adequate by the FDA. Additionally, any significant change in the approved product or in how it is manufactured, including changes in formulation or the site of manufacture, generally require prior FDA approval. The packaging and labelling of all products developed by Elan are also subject to FDA approval and ongoing regulation.

In the United States, under the Prescription Drug User Fee Act and the Medical Device User Fee and Modernization Act, the FDA receives fees for reviewing product applications and supplements thereto, as well as annual fees for commercial manufacturing establishments and for approved products. These fees can be significant. For example, the NDA or BLA review fee alone can exceed $500,000, although certain deferrals, waivers and reductions may be available. Even when user fees are significant, they do not generally constitute a major expense relative to the overall cost associated with product development and regulatory approval.

Whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable regulatory authorities in other countries outside the United States must be obtained prior to the marketing of the product in those countries. The approval procedure varies from country to country. It can involve additional testing and the time required can differ from that required for FDA approval. Although there are procedures for unified filings for European Union ("EU") countries, in general, most other countries have their own procedures and requirements.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

OPERATING REVIEW

Once a product has been approved, significant legal and regulatory requirements apply in order to market a product. In the United States these include, among other things, requirements related to adverse event and other reporting, product advertising and promotion, and ongoing adherence to current Good Manufacturing Practice ("cGMP") requirements, as well as the need to submit appropriate new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labelling or manufacturing process. Adverse events that are reported after marketing authorisation can result in additional limitations being placed on a product's use and, potentially, withdrawal of the product from the market. Any adverse event, either before or after marketing authorisation, can result in product liability claims against the Company.

The FDA also enforces the requirements of the Prescription Drug Marketing Act, which, among other things, imposes various requirements in connection with the distribution of product samples to physicians.

Sales, marketing and scientific/educational grant programmes must comply with the Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, as amended, and similar state laws. Pricing and rebate programmes must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended. If products are made available to authorised users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply.

MANUFACTURING

Each manufacturing establishment, including any contract manufacturers, used to manufacture a product must be listed in the product application. In the United States, this means that each manufacturing establishment must be listed in the drug, biologic, or device application, and must be registered with the FDA. The application will not be approved until the FDA conducts a manufacturing inspection, approves the applicable manufacturing process for the product, and determines that the facility is in compliance with cGMP requirements. If the manufacturing facilities and processes fail to pass the FDA inspection, the FDA will not grant approval to market the product. All facilities are also subject to periodic regulatory inspections to ensure ongoing compliance with cGMP.

Elan currently has manufacturing facilities in Ireland, the United States, Switzerland and Italy.

At 31 December 2002, Elan employed 887 people in its manufacturing and supply activities, almost half of these in Athlone, Ireland. This facility is the primary location for the manufacture of oral solid dosage products, including instant, controlled-release and oral microparticulate products. Additional dosage capabilities may be added as required to support future product introductions. Elan's facility in Gainesville, Georgia, United States, provides additional oral controlled-release dosage product manufacturing capability and is registered with the U.S. Drug Enforcement Administration for the manufacture, packaging and distribution of Schedule II controlled drugs. Elan also manufactures Myobloc in the United States. Elan's facility in Switzerland is the primary location for the manufacture of effervescent and fast melt oral dosage products. Elan's facility in Italy manufactures tablets, liquids, creams, ointments and powders. Elan disposed of a manufacturing facility in Indianapolis, Indiana, United States during 2002 as part of the disposal of Abelcet. Elan disposed of a transdermal dosage products manufacturing facility in Miramar, Florida, United States in July 2003 to Nitto Americas, Inc. ("Nitto Americas"), the U.S. subsidiary of Nitto Denko Corporation, as part of the disposal of a transdermal technology business.

Capital expenditures at Elan's manufacturing sites amounted to approximately $119 million in 2002, mainly at the Athlone facility, where a new building to produce existing and future Elan marketed products was completed.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMP regulations. These are FDA regulations governing the production of pharmaceutical products. Elan's facilities are also subject to periodic regulatory inspections to ensure ongoing compliance with cGMP regulations. In May 2001, Elan Holdings, Inc. ("Elan Holdings"), a wholly owned subsidiary of Elan, Donal J. Geaney, then chairman and chief executive officer of Elan, William C. Clark, then president, operations, and two then employees of Elan Holdings, Hal Herring and Cheryl Schuster, entered into a consent decree of permanent injunction with the U.S. Attorney for the Northern District of Georgia, on behalf of the FDA, relating to alleged violations of cGMP at Elan's Georgia, United States facility. The facility manufactured, and continues to manufacture, verapamil hydrochloride controlled-release capsules used in the treatment of high blood pressure. The consent decree does not represent an admission by Elan Holdings of any of the allegations set forth in the decree. Under the terms of the consent decree, which will continue in effect until at least May 2006, Elan Holdings is permanently enjoined from violating cGMP regulations. In addition, Elan Holdings is required to engage an independent expert, subject to FDA approval, to conduct inspections of the facility at least annually through May 2004, in order to ensure the facility's compliance with cGMP. The first of these inspections was completed and reported upon by the independent expert to the FDA on 3 September 2002. A corrective action plan was prepared and sent to the FDA in response to this inspection. A second independent consultant audit occurred in May 2003 and was reported upon by the independent expert to the FDA on 14 August 2003. In response to this inspection a corrective action plan is being prepared and will be sent to the FDA. During the term of the consent decree, Elan expects that the facility will be subject to increased FDA inspections and, under the terms of the consent decree, Elan will be required to reimburse the FDA for its costs related to these inspections. Elan believes that, during the term of the consent decree, the FDA will continue to process approvals for products to be manufactured at the facility. For example, during 2002 the FDA approved Avinza and Ritalin LA, which are being manufactured at the Gainesville, Georgia facility.

SALES AND MARKETING

At 31 December 2002, Elan's sales forces were re-configured as a result of the implementation of the recovery plan.

SALES AND MARKETING

Prior to commencing the recovery plan in mid-2002, Elan marketed its products through five focused sales forces in the United States. The U.S. sales forces promoted the following brands:


                           PRIMARY                                                  SPECIALTY/           CLINICAL SALES
SALES FORCE                CARE                HOSPITAL          NEUROLOGY          DERMATOLOGY          CONSULTANTS

Approximate               480               170                145                 60                   40

Average Number
of U.S. Sales
Representatives

Products                   Skelaxin          Abelcet           Frova                Aclovate             Myobloc
                           Sonata            Azactam           Roxicodone           Cutivate
                           Zanaflex          Maxipime          Skelaxin             Temovate
                           Cutivate                            Zanaflex
                                                               Zonegran


Going forward, Elan's sales forces will continue to be re-configured. The exact configuration and number of employees will depend upon the products disposed of under the recovery plan. However, following the implementation of the recovery plan, Elan's sales force will be significantly smaller than in 2002.

PATENTS AND INTELLECTUAL PROPERTY RIGHTS

Intellectualproperty is a vital asset for Elan. Elan's competitive position depends on its ability to obtain patents on its current and future technologies and products, to defend its patents, to protect its trade secrets and to operate without infringing the proprietary rights of others. In addition, under a number of licence agreements for its drug delivery products, Elan's failure to obtain patents on the drug delivery product would reduce the royalty rate that Elan receives on sales of such product.

Elan's products are sold around the world under brand-name, logo and certain product design trademarks that Elan considers in the aggregate to be of material importance. Trademark protection continues in some countries for as long as the mark is used and, in other countries, for as long as it is registered. Registrations generally are for fixed, but renewable, terms.

Elan owns or licenses a number of U.S. and foreign patents. These patents cover:

o    Pharmaceuticals and other products and their uses;

o    Pharmaceutical formulations; and

o    Product manufacturing processes.

Patents for individual products extend for varying periods according to the date of patent filing or grant and the legal term of patents in various countries. The actual protection afforded by a patent, which can vary from country to country, depends upon the type of patent, the scope of its coverage and the availability of legal remedies in the country.

In some instances, there are later-expiring patents relating to these products directed to particular forms or compositions of the drug or to methods of manufacturing or using the drug in the treatment of further diseases or conditions. Such patents may not protect Elan's drug from generic drug competition after the expiration of the basic patent.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

OPERATING REVIEW

The basic U.S. patent for Maxipime expires in 2007. However, two formulation U.S. patents covering Maxipime expire in 2008.

In June 2002, Elan announced that Eon Labs, Inc. ("Eon") received FDA approval to market a generic alternative for Zanaflex. A number of other generic applications for Zanaflex have since received approval from the FDA. Zanaflex represented approximately 4% and 5% of Elan's total revenue and product revenue, respectively, in 2002. Arising from the approval of generic alternatives for Zanaflex, Elan has experienced a significant decline in the sales and profitability of this product. This significant decline is expected to continue in 2003. For example, product revenue from Zanaflex was $0.8 million for the first quarter of 2003 compared to $53.7 million for the first quarter of 2002. In the event that products competitive to any of the Group's other products are introduced, Elan would expect a significant decline in the sales and profitability of such products.

As part of its normal business activity, Elan monitors competitor activity carefully and will enforce its intellectual property rights whenever appropriate.

The following are the basic U.S. patent expiration dates for various Elan products:

                                    BASIC U.S.
                                        PATENT
                                    EXPIRATION             U.S. REGULATORY
  DRUG                                    YEAR                EXCLUSIVITY

  A.      Azactam                          2005                    --

  B.      Frova                            2015                  2006

  C.      Maxipime                     See text                    --

  D.      Myobloc                            --                  2007

  E.      Zonegran                           --                  2005

COMPETITION

The pharmaceutical industry is characterised by intense competition and rapid technological change. Elan's principal pharmaceutical competitors consist of major international companies, as well as smaller research companies and generic drug manufacturers. A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products. Generic competitors do not have to bear the same level of research and development and other expenses associated with bringing a new branded product to market. As a result, they can charge much less for a competing version of our product. Managed care organisations typically favour generics over brand name drugs, and governments encourage, or under some circumstances mandate, the use of generic products, thereby reducing the sales of branded products that are no longer patent protected or protected by other regulatory exclusivity. Additionally, generic competitors can challenge existing patent protection or other regulatory exclusivity. Governmental and other pressures toward the dispensing of generic products may rapidly and significantly reduce, or slow the growth in, the sales of certain of our products not protected by patents or other regulatory exclusivity and may adversely affect Elan's future results.

Elan's drug delivery activities have also faced increasing competition in recent years as pharmaceutical companies have become increasingly interested in the development and commercialisation of products incorporating advanced or novel drug delivery systems.

Elan's competitive position depends, in part, upon its continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements protected by patents and other intellectual property rights. Elan also competes on the basis of price and product differentiation, and through our sales and marketing organisation that provides information to medical professionals and launches new products.

DISTRIBUTION

Elan sells its pharmaceutical products primarily to drug wholesalers and retailers, hospitals, clinics, government agencies and managed care providers. Wholesalers are Elan's main customers. Elan's revenue reflects the demand from these wholesalers and similar purchasers to meet the in-market consumption of Elan's products and to reflect the level of inventory that wholesalers and similar purchasers of Elan's products carry. Changes in the levels of inventory can directly impact Elan's revenue and could result in Elan's revenue not reflecting in-market consumption of its products.

Elan generally manufactures its drug delivery products for licencees and distributors but does not usually engage in any direct sales of drug delivery products.

RAW MATERIALS AND PRODUCT SUPPLY

Raw materials and supplies are generally available in quantities adequate to meet the needs of Elan's business. However, Elan does not have dual sourcing or manufacturing for many of its raw materials or products. Elan is also dependent on third party manufacturers for most of the pharmaceutical products that Elan markets and for raw materials. An inability to obtain raw materials or product supply could have a material adverse impact on Elan's business, financial condition and results of operations.

During the year, supply constraints at third party manufacturing facilities adversely affected product revenue from Maxipime, Azactam, and also the portfolio of pain products ("Pain Portfolio") acquired from Roxane Laboratories Inc. ("Roxane"). Supplies of Maxipime and Azactam recovered during the fourth quarter of 2002. Supply conditions related to the Pain Portfolio improved during the fourth quarter of 2002 and Elan continues to work closely with the supplier to resolve the supply issues that arose during 2002.

EMPLOYEES

On 31 December 2002, Elan had 3,623 employees worldwide, of whom 867 were engaged in research and development activities, 887 were engaged in manufacturing and supply activities, 1,259 were engaged in sales and marketing activities and the remainder worked in general and administrative areas. The number of employees has been reduced from approximately 4,700 employees in July 2002 as a result of the implementation of the recovery plan.

BUSINESS VENTURES

Since 1996, Elan has pursued collaborations with biotechnology, drug delivery and pharmaceutical companies in order to leverage Elan's drug delivery technologies and its proprietary neurological and oncology research, and to access complementary or synergistic research and development programmes in Elan's areas of expertise. Elan has historically referred to this programme in a number of ways, including as a joint venture programme, a business venture programme and a strategic licensing programme. For the purposes of these Consolidated Financial Statements, this programme will be referred to as the "business venture programme". Elan has not entered into any new business ventures under the business venture programme since mid-2001.

In 2002, as part of the recovery plan, Elan completed a review of its business venture portfolio to conserve cash and reflect the reduced scope of Elan's activities. As a result, it is Elan's intention to restructure or terminate substantially all of its business ventures with the aim of substantially reducing or eliminating future cash outlays by Elan. The restructuring process and any terms agreed have been the result of negotiations between Elan and the respective business venture parents. As such, the agreed terms arising from the restructuring process vary between different business venture relationships. Typically, as part of the termination of a business venture, the technologies contributed by the business venture parent and Elan are returned, the technology developed in the business venture is transferred to the business venture parent and/or Elan, and Elan transfers its interest in the business venture to the business venture parent in exchange for a continuing interest in the product or technology previously in the business venture, such as a royalty. There can be no assurance that all business venture relationships can be restructured or terminated on commercially reasonable terms, or at all. There were 55 business ventures in place prior to the announcement of the recovery plan on 31 July 2002. To date, Elan has formally restructured 36 business venture relationships.

As it is Elan's intention to restructure or terminate substantially all of its business venture relationships, the description of the business venture programme below is generally no longer applicable and is described in the past tense.

The business venture programme generally involved licensing drug delivery technologies and know-how, or pharmaceutical research and development assets, to a newly formed subsidiary (the "business venture") of an emerging biotechnology, drug delivery or pharmaceutical company (the "business venture parent") and the establishment of a joint development collaboration.

Contemporaneously with the licensing and collaborative transaction, Elan typically made an investment in the business venture. Investments in business ventures were in various forms. Prior to mid 1999, these investments were generally in the form of voting common stock. Subsequently, these investments were in the form of non-voting preferred stock convertible into common stock after a period of two years. Elan typically held an initial fully diluted equity interest of 19.9% in the business venture. Elan also typically made a contemporaneous investment in the business venture parent in the form of common equity and convertible/exchangeable preferred

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

OPERATING REVIEW

stock and/or convertible/exchangeable debt. The convertible/exchangeable securities in the business venture parent were generally convertible, at Elan's option, into common equity of the business venture parent or exchangeable for up to 30.1% of the common equity in the business venture, potentially bringing Elan's fully diluted equity interest in the business venture up to 50%. In many transactions, if Elan chose to exchange the convertible/exchangeable securities in the business venture parent into common equity of the business venture, then it would be required to pay the business venture parent an amount equal to 30.1% of the cumulative operating funding of the business venture to the date of exchange such that Elan and the business venture parent would have shared equally (on a cumulative basis) in such funding. Elan sold certain of its investments in the business ventures and the business venture parents to EPIL II in June 2000 and to EPIL III in March 2001. EPIL II and EPIL III are securitisation entities and the investments are held by EPIL II and EPIL III as security for outstanding indebtedness issued by the entities. For additional information regarding these special purpose entities, please refer to Notes 16 and 33 to the Consolidated Financial Statements.

The business venture generally conducted research and development activities using its technologies and proprietary know-how in an agreed research field. Elan's partner, the business venture parent, principally managed the business venture. The technologies and proprietary know-how of the business venture were in-licensed by the business venture from Elan and the business venture parent. On formation, a number of contracts were entered into to govern the in-licensing of intellectual property assets to the business venture from Elan and the business venture parent.

Development of products and technologies for pharmaceutical applications involves risk. The nature of pharmaceutical development, with stringent regulatory constraints and guidelines designed to protect the health and safety of patients and those working with the products, means that development activities are costly and time consuming. Elan's portfolio of business ventures allowed it to diversify the risks associated with product development. Individual development programmes within the business ventures had varying degrees of success and failure. Elan and the business venture parent would typically work together using commercially reasonable efforts and their combined technical, regulatory and clinical expertise to increase the likelihood of success of the business ventures. This could lead to changes in the direction of a development programme, adding or substituting technologies or products and redirection of clinical programmes as deemed necessary.

The business venture, the business venture parent and Elan continually reviewed the progress of the research and development activities in the business venture. As part of this review, the parties could decide that it was not commercially or technically practical to continue to support the business venture.

Elan received and recorded initial revenue from the business ventures set out in the tables on pages A-18 to A-20 of $Nil, $172.5 million and $321.2 million for 2002, 2001 and 2000, respectively. Elan's initial investments in the business ventures and the business venture parents were $Nil, $229.2 million and $435.7 million for 2002, 2001 and 2000, respectively.

The business ventures typically had the following operational structure. The board of directors of a business venture was generally comprised of a majority of directors from the business venture parent and one director nominated by Elan. For a quorum, the presence of the Elan nominated director was required. The business plan required the approval of the board of directors of the business venture, including the Elan nominated director. This approval was subject to the directors' fiduciary duty to the business venture. The contracts of establishment provided for subsequent reviews, either annually or more frequently, of the business plan and required the continuing approval by the Elan nominated director. The business ventures also typically had a management committee and/or research and development committee. These committees generally provided for equal representation by Elan and the business venture parent. The committees had responsibility for day to day activities of the business venture and for the implementation of the business plan. At their inception, the business ventures typically had no funds after payment of the initial fee to Elan. The operating funding of the business venture was provided by the business venture parent and Elan, subject to the approval of both parties. Funding was generally utilised to pay for research and development activities. Typically, such subsequent financial support was provided in proportion to the respective fully diluted ownership of the business venture by the business venture parent and Elan (typically 80.1% and 19.9%, respectively). Elan expensed the subsequent funding it provided directly to the business venture. This was expensed within the interest and other expense line. Elan expensed $23.9 million, $24.6 million and $10.0 million of subsequent business venture funding in 2002, 2001 and 2000, respectively. If both Elan and the business venture parent agreed to provide subsequent financial support to the business venture through their ongoing approval of a business plan, then, if requested by the business venture parent, Elan was required to make additional investments in the business venture parent, typically in the form of convertible debt, in an amount equal to the business venture parent's proportion of such subsequent financial support, the proceeds of which the business venture parent was required to use to fund its proportion of the subsequent support of the business venture. This amount was recorded by Elan as a financial asset. Elan provided additional financing of $83.4 million, $92.2 million and $41.3 million to business venture parents in 2002, 2001 and 2000, respectively. As a consequence of the implementation of the recovery plan, Elan expects that the amount of additional financing it will provide to the business ventures and business venture parents in 2003 will be less than $10.0 million.

The business ventures incurred research and development expenditures of approximately $125 million, $125 million and $70 million in 2002, 2001 and 2000, respectively. While the business ventures and the business venture parents were generally responsible for ongoing research and development activities, they could request that Elan conduct research and development on their behalf. If Elan undertook such work, the work was typically charged to the business venture at pre-determined rates, which were set to recover Elan's costs plus a mark-up. Elan received research revenue from the business ventures of $13.4 million, $15.0 million and $15.4 million in 2002, 2001 and 2000, respectively.

Investments in the business ventures and the business venture parents were made at fair value. The fair value of investments was typically initially determined by Elan using established financial methodologies, including quoted market prices for quoted equity securities. Unquoted equity investments and non-traded securities of public entities were assessed using methodologies including the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flow models.

Subsequent to Elan's investment in a business venture and business venture parent, the values of the investments have been typically determined periodically, but not less frequently than yearly, by an independent financial institution using methodologies similar to those described above.

The tables on pages A-18 to A-20 set forth certain information regarding the 36 business ventures that were formed in 2001 and 2000. No new business ventures were formed in 2002. Of all of the business ventures formed since the commencement of the business venture programme in 1996, 55 were still in place prior to the announcement of the recovery plan on 31 July 2002. It is Elan's intention to restructure or terminate substantially all of its business ventures. To date Elan has formally restructured 36 business venture relationships.

Elan recognised exceptional charges in its profit and loss account for 2002 to reflect impairments to the Group's investment portfolio, including investments held by EPIL II and EPIL III. This includes impairment charges relating to investments in business ventures and business venture parent companies of $114.4 million and $880.0 million, respectively.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

OPERATING REVIEW


BUSINESS VENTURES--2001

                                      AGGREGATE INITIAL
                                      AMOUNT INVESTED
                                      (IN BOTH BUSINESS                                                     INITIAL FEE
                                      VENTURE AND BUSINESS                                                  RECEIVED
BUSINESS VENTURE PARENT               VENTURE PARENT)          FIELD OF RESEARCH AND DEVELOPMENT            BY  ELAN

Allergy Therapeutics Ltd.           $20.7 million              Development of anti-histamine                $15.0 million
                                                               formulations

Applied Genetics                    $19.0 million              Topical treatments of skin disease           $15.0 million
Incorporated Dermatics                                         including skin cancer
                                                               (Dimericine (Trade Mark) --liposomal
                                                               T4N5)

Beyond Genomics, Inc.               $15.0 million              Research into Alzheimer's disease and/or     $10.0 million
                                                               mild cognitive impairment

CeNeS Limited                       $21.0 million              Treatment of pain                            $15.0 million
                                                               (morphine-6-glucuronide)

ChemGenex                           $20.0 million              Treatment of cancer                          $15.0 million
Therapeutics, Inc.

Cogent Neuroscience, Inc.           $17.5 million              Treatment of central nervous system          $12.5 million
                                                               ("CNS") diseases

Curis, Inc.                         $19.0 million              Treatment of neurological disorders          $15.0 million

eNOS Pharmaceuticals, Inc.          $17.0 million              Treatment of neurological and                $15.0 million
                                                               cardiovascular diseases in
                                                               non-hypercholesterolemic humans
                                                              (EN-110)

GlycoGenesys, Inc.                  $20.0 million           Treatment of cancer (GCS-100, formerly          $15.0 million
                                                             known as GBC-590)

Inex Pharmaceuticals Corporation    $20.0 million           Treatment of cancer (VSLI (Trade Mark))         $15.0 million

Lipocine Inc.                       $20.0 million           Oral hormone replacement therapy                $15.0 million
                                                             combination product

Nobex Corporation                   $20.0 million           Treatment of post-menopausal                    $15.0 million
                                                             osteoporosis or Paget's disease
                                                             (Oratonin (Trade Mark))

Total                               $229.2 million                                                          $172.5 million



Business Ventures--2000
                                         Aggregate Initial
                                         Amount Invested
                                         (in both business                                             Initial Fee
                                         venture and business                                          Received
Business Venture Parent                  venture parent)        Field of Research and Development      by Elan

Acusphere, Inc.(1)(2)                    $22.5 million          Pulmonary delivery of therapeutics     $15.0 million
                                                                (compound not disclosed)

Altea Genomics, Inc.(1)(2)               $12.0 million          Transcutaneous delivery of gene-based  $10.0 million
                                                                products including DNA vaccines

Aquacap Pharmaceuticals Inc.(1)(2)       $12.0 million          Development and manufacture of         $10.0 million
                                                                soft-gel therapeutic compounds

Ardent Pharmaceuticals,                  $20.0 million          Treatment of pain (morphine)           $15.0 million
Inc.(1)

Atrix Laboratories, Inc.(1)              $20.0 million          Treatment of pain and cancer-          $15.0 million
                                                                associated symptoms (fentanyl and
                                                                an anti-emetic)

Cogent Neuroscience, Inc.(1)(2)          $20.0 million          Gene-based products for treatment of   $15.0 million
                                                                disorders resulting from cellular
                                                                pathologies induced by genetic disease
                                                                (such as Huntington's disease)

Cytokine Pharmasciences, Inc.(1)(2)      $20.0 million          Indications of CNI-1493, except        $15.0 million
                                                                infectious
                                                                diseases

Delsys Pharmaceutical Corporation(1)(3)  $18.8 million          Manufacture of therapeutic agents      $12.5 million
( "Delsys ")                                                    using Accudep(TM)

Digital Gene Technologies, Inc.(1)       $41.2 million          Identify and develop drug targets and  $31.2 million
                                                                therapeutics for the treatment of
                                                                Alzheimer's disease and Parkinson's
                                                                disease and also to develop novel
                                                                mechanisms for drug delivery

Elite Pharmaceuticals, Inc.(1) (2)       $20.0 million          Treatment of pain and neurology (two   $15.0 million
                                                                undisclosed compounds)

FeRx Incorporated(1)(2)                  $20.6 million          Treatment of cancer (MTC-DOXTM         $15.6 million

Generex Biotechnology Corporation(1)     $20.0 million          Treatment of pain (buccal morphine)    $15.0 million

Idun Pharmaceuticals, Inc.               $25.0 million          Treatment, inhibition or prevention    $15.0 million
                                                                of apoptosis (cell death) following
                                                                stroke


(1) Investments in the business venture or business venture parent were sold to EPIL II and/or EPIL III.

(2)  Investment held by EPIL III was disposed of on 29 June 2002.

(3)  In September 2001, Elan acquired Delsys.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

OPERATING REVIEW


                       BUSINESS VENTURES--2000 (CONTINUED)

                                           AGGREGATE INITIAL
                                           AMOUNT INVESTED
                                           (IN BOTH BUSINESS                                                 INITIAL FEE
                                           VENTURE AND BUSINESS                                              RECEIVED
BUSINESS VENTURE PARENT                    VENTURE PARENT)         FIELD OF RESEARCH AND DEVELOPMENT         BY ELAN

 ImaRx Therapeutics, Inc.(1)(2)            $12.0 million          Treatment of cancer $10.0 million

 Incara Pharmaceuticals Corporation(1)     $19.0 million          Treatment of gastro-intestinal disease     $15.0 million
                                                                 including ulcerative colitis and Crohn's
                                                                 disease (Deligoparin sodium--ultra low
                                                                 molecular weight heparin)

 Ingredient Innovations                    $12.0 million          Nutraceutical products                     $10.0 million

International Company(1)(2)

 Lyotropic Therapeutics, Inc.(1)(2)        $19.0 million          Undisclosed compound $15.0 million

 Neurome, Inc.(1)(2)                       $13.3 million          Research into neuronal cell death arising  $9.9 million
                                                                 from amyloid deposition

 NewBiotics Inc.(1)(2)                     $21.0 million          Treatment of cancer (NB $9.0 million
                                                                 1011/Thymectacin (Trade Mark))

 RxKinetix, Inc.(1)                        $12.5 million          Prevention and treatment of oral           $10.0 million
                                                                 mucositis, a condition associated with
                                                                 cancer therapy

 Targeted Molecules                        $12.0 million          Develop platform drug delivery             $10.0 million
Corporation(1)(2)                                                 technologies and drug products for the
                                                                 treatment of cancer

 VectraMed, Inc.(1)                        $12.5 million          Treatment of cancer                        $10.0 million

 Verion Incorporated(1)                    $12.0 million          Platform drug delivery technology          $10.0 million
                                                                 development

 Zealand Pharmaceuticals A/S               $18.3 million          Administration of a GLP-1 analogue for     $13.0 million
                                                                 the treatment and/or amelioration of
                                                                 diabetes

 Total                                     $435.7 million                                                    $321.2 million


(1) Investments in the business venture or business venture parent were sold to EPIL II and/or EPIL III.

(2)  Investment held by EPIL III was disposed of on 29 June 2002.

PRINCIPAL PROPERTIES

The following table lists the location, use, size and ownership interest of Elan's principal properties.


 LOCATION                                  USE                                                SIZE               OWNERSHIP

Dublin, Ireland                           Corporate administration                           21,600 Sq. Ft.     Leased

Athlone, Ireland                          Research and development, manufacturing and        421,300 Sq. Ft.    Owned
                                          administration

San Diego, California, United States      Product development, sales and administration      274,800 Sq. Ft.    Owned

South San Francisco, California,          Research and development and administration        255,000 Sq. Ft.    Leased
United States

Pomezia, Italy                            Manufacturing, sales and administration            205,200 Sq. Ft.    Owned

Princeton, New Jersey, United States      Research and development, sales and                87,000 Sq. Ft.     Leased
                                          administration

Gainesville, Georgia,                     Manufacturing and administration                   71,200 Sq. Ft.     Owned
United States

King of Prussia, Pennsylvania,            Research and development, sales and                47,000 Sq. Ft.     Leased
United States                             administration

Stevenage, United Kingdom                 Product development, sales and administration      35,800 Sq. Ft.     Leased


PRINCIPAL PROPERTIES

Elan considers that its properties are in good operating condition and that its machinery and equipment has been well maintained. Facilities for the manufacture of products are suitable for their intended purposes and have capacities and projected capacities adequate for current and projected needs. As part of the recovery plan, Elan expects that some of the above properties will be disposed of, including those in Gainesville, King of Prussia and Pomezia. Elan has decided to close its Princeton facility.

For additional information, please refer to Note 12 to the Consolidated Financial Statements, which discloses amounts invested in land and buildings, plant and equipment, Note 24 to the Consolidated Financial Statements, which discloses future minimum rental commitments, capital commitments for the purchase of property, plant and equipment and dispositions of plant and equipment, and "Financial Review--Capital Expenditure and Investment", which discloses Elan's capital expenditures.

CORE ELAN

Core Elan is comprised of pharmaceutical commercial activities and biopharmaceutical research and development activities. Elan may divest businesses and assets within Core Elan as part of its recovery plan.

PHARMACEUTICALS--KEY MARKETED PRODUCTS

The following table lists the therapeutic area, trademark, compound and indication for each of Elan's key marketed products.


  THERAPEUTIC AREA              TRADEMARK          COMPOUND                           INDICATION

  Neurology                     Zonegran           Zonisamide                         Epilepsy

  Pain Management               Myobloc            Botulinum toxin type B             Cervical dystonia
                                Roxicodone         Oxycodone hydrochloride            Severe pain
                                Frova              Frovatriptan succinate             Migraine

  Infectious Diseases           Maxipime           Cefepime hydrochloride             Life-threatening infections
                                Azactam            Aztreonam                          Pneumonia, post-surgical
                                                                                      infections and septicemia


ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

OPERATING REVIEW

COMMERCIAL--AMERICAS
Pharmaceutical commercial activities include the marketing of products in the therapeutic areas of neurology, pain management and infectious diseases.

Product revenue from Elan's main product lines, including divested products, increased by 6% to $650.6 million for 2002 from $612.1 million for 2001. Divested products are products which have been sold or which are subject to an agreement to divest.

Please refer to the Financial Review for further information on product revenue.

Neurology/Pain Management

CNS diseases are classified into two types: neurological, which includes AD, MS, Parkinson's disease and epilepsy; and psychiatric disorders, which includes depression, anxiety disorders and schizophrenia. Elan's focus on CNS diseases is concentrated on neurological conditions and currently encompasses AD, epilepsy, MS and muscle spasticity.

PAIN PORTFOLIO
In September 2001, Elan acquired the Pain Portfolio from Roxane. These products are marketed in the United States. The portfolio of products includes Roxicodone and Oramorph. Elan's revenue from the Pain Portfolio for 2002 amounted to $59.8 million.

ZONEGRAN
Elan licensed Zonegran for the United States and Europe from Dainippon. Zonegran was launched in the United States in May 2000 as an adjunctive therapy in the treatment of partial epileptic seizures in adults. In 2002, Zonegran generated
0.4 million prescriptions, an increase of 107%, making it the third fastest growing anti-epileptic drug in the United States2. U.S. revenue for Zonegran for 2002 amounted to $43.1 million. Zonegran has been marketed by Dainippon in Japan since 1989. A European MAA filing for Zonegran for use as an adjunctive therapy in partial seizures is anticipated prior to the end of 2003. In August 2003, Elan received approval from the FDA to market two new lower dosage strengths, 25 mg and 50 mg. of Zonegran in addition to the original 100 mg capsule.

The following table sets forth Elan's aggregate U.S. revenue from its main product lines by therapeutic area.

                                              2002             2001
                                                $M               $M

Neurology/Pain Management                    426.2             345.6

Infectious Diseases                          176.8             204.7

Dermatology                                   47.6              61.8

                                             650.6             612.1

U.S. NEUROLOGY/PAIN MANAGEMENT PRODUCT REVENUE
                                                       2002      2001
                                                         $M        $M

 Total Neurology/Pain Management                        426.2   345.6

 RETAINED PRODUCTS(1)

 Pain Portfolio(2)                                      59.8     15.4

 Zonegran                                               43.1     37.8

 Myobloc                                                17.5     10.5

 Frova(3)                                               11.2       --

 Zanaflex                                               56.8    161.7

 DIVESTED PRODUCTS(4)

 Skelaxin                                               145.3   117.9

 Sonata(5)                                              92.5      2.3

(1) Products described as "Retained Products" include products or businesses not divested and not subject to divestment agreements. Elan may divest such products as part of its recovery plan.

(2)  Acquired from Roxane in September 2001.

(3)  Launched in the United States in May 2002.

(4) Products described as "Divested Products" include products or businesses divested since the beginning of 2001, and products or businesses subject to divestment agreements.

(5)  Assumed responsibility for U.S. marketing in December 2001.

MYOBLOC
Myobloc (Neurobloc in Europe) was developed by Elan. It is a sterile liquid formulation of a purified neurotoxin that acts at the neuromuscular junction to produce flaccid paralysis. Myobloc was approved by the FDA for the treatment of patients with cervical dystonia to reduce the severity of abnormal head position and neck pain. Myobloc was launched in the United States in December 2000 and Neurobloc was launched in the EU in March 2001. U.S. revenue for Myobloc amounted to $17.5 million for 2002.

FROVA
Elan licensed exclusive North American sales and distribution rights for Frova in October 1998 from Vernalis Group, plc. Frova is a 5HT1B/1D agonist used as an anti-migraine therapy. In November 2001, the FDA approved Frova for the acute treatment of migraine. In March 2002, Elan and UCB Pharma, Inc. ("UCB") entered into an agreement to co-promote Frova. The companies launched Frova during the second quarter of 2002. Elan markets Frova, pursuant to its co-promotion agreement with UCB. Elan's revenue from Frova for 2002 amounted to $11.2 million.

ZANAFLEX
In June 2002, Elan announced that Eon received FDA approval to market a generic alternative for Zanaflex. A number of other generic applications for Zanaflex have since received approval from the FDA. Zanaflex represented approximately 4% and 5% of Elan's total revenue and product revenue, respectively, in 2002. Arising from the approval of generic alternatives for Zanaflex, Elan has experienced a significant decline in the sales and profitability of this product. Zanaflex revenue decreased to $56.8 million for 2002 compared to $161.7 million for 2001. This significant decline is expected to continue in 2003. For example, product revenue from Zanaflex was $0.8 million for the first quarter of 2003 compared to $53.7 million for the first quarter of 2002.

Skelaxin
Elan acquired Skelaxin through its acquisition of GWC Health, Inc. ("Carnrick") in 1998. Skelaxin is approved by the FDA as an adjunctive treatment for the relief of discomfort associated with acute, painful musculoskeletal conditions. U.S. revenue for Skelaxin increased by 23% to $145.3 million for 2002 from $117.9 million for 2001. On 12 June 2003, Elan sold Skelaxin to King as part of the disposition of Elan's primary care franchise.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

OPERATING REVIEW

Sonata
In December 2001, Elan entered into a strategic alliance with Wyeth pursuant to which Elan assumed responsibility for the U.S. marketing of Sonata, a non-benzodiazepine hypnotic for the treatment of sleep disorders, which was launched by Wyeth in 1999. Elan's revenue from Sonata was $92.5 million for 2002. On 12 June 2003, Elan sold Sonata to King as part of the disposition of Elan's primary care franchise.

Infectious Diseases
Major segments in the infectious diseases market include respiratory infections, hospital-acquired bacterial infections and fungal infections.

U.S. revenue from Elan's key products within the infectious diseases therapeutic area decreased by 14% to $176.8 million for 2002 compared to $204.7 million for 2001.

U.S. INFECTIOUS DISEASES PRODUCT REVENUE

                                                   2002         2001
                                                    $M            $M

 Total Infectious Diseases                         176.8       204.7

 RETAINED PRODUCTS(1)

 Maxipime                                           79.2        86.3

 Azactam                                            33.0        46.4

 DIVESTED PRODUCTS(2)

 Abelcet(3)                                         64.6        72.0

(1) Products described as "Retained Products" include products or businesses not divested and not subject to divestment agreements. Elan may divest such products as part of its recovery plan.

(2) Products described as "Divested Products" include products or businesses divested since the beginning of 2001, and products or businesses subject to divestment agreements.

(3)  Divested in November 2002 to Enzon.

MAXIPIME
Elan licensed the U.S. marketing rights to Maxipime from Bristol-Myers Squibb Company ("Bristol-Myers"). Maxipime is a fourth-generation injectable cephalosporin antibiotic used to treat patients with life-threatening infections. Pulmonologists, infectious disease specialists, internal medicine physicians, hematologists and oncologists prescribe Maxipime for patients with severe hospital-based respiratory and non-respiratory conditions such as pneumonia, urinary tract infection and febrile neutropenia. An important attribute of Maxipime is its broad spectrum of activity, including activity against many pathogens resistant to other antibiotics. U.S. revenue for Maxipime decreased by 8% to $79.2 million for 2002 from $86.3 million for 2001. This decrease was due to short term supply issues, which have since been resolved, together with a change in Elan's discounting strategy, which resulted in reduced wholesaler inventories.

AZACTAM
Elan licensed the U.S. marketing rights to this injectable product from Bristol-Myers. Azactam is a monobactam and is principally used by surgeons, infectious disease specialists and internal medicine physicians to treat pneumonia, post-surgical infections and septicemia. U.S. revenue for Azactam decreased by 29% to $33.0 million for 2002 from $46.4 million for 2001. Sales of Azactam were impacted by short-term supply issues, which have since been resolved, and generic competitors in its product class.

ABELCET
Elan acquired Abelcet when it acquired The Liposome Company, Inc. ("Liposome") in May 2000. Abelcet, which is an amphotericin B lipid complex, is used for the treatment of systemic fungal infections. These infections mainly occur in immuno-compromised patients such as those undergoing cancer chemotherapy. Elan recorded U.S. revenue for Abelcet of $64.6 million for 2002, a decrease of 10% from $72.0 million for 2001.

On 22 November 2002, Elan announced the completion of the sale of its U.S., Canadian and any Japanese rights to Abelcet, and certain related assets, to Enzon. Elan retains its existing rights to market Abelcet in territories outside of the United States, Canada and Japan.

Dermatology
In June 2002, Elan elected not to exercise its option to acquire certain dermatology products from GSK, thereby eliminating future product payments of approximately $180 million. This resulted in rights to these products reverting to GSK at the end of 2002. Elan will receive no revenues from these products in 2003 and beyond.

Most of Elan's dermatology sales force was transferred to either GSK or Taro Pharmaceuticals USA, Inc.

COMMERCIAL--NON-U.S.
Elan has a hospital specialty presence in all the major European markets. A network of distributors in the smaller European markets is being expanded. Product revenue from Elan's non-U.S. business increased 14% for 2002 to $104.7 million from $91.6 million for 2001.

During 2002 Elan restructured its non-U.S. business to focus on the requirements of its product pipeline. All primary care businesses were divested or rationalised. This effort included restructuring in the United Kingdom, Ireland and Spain.

Elan's key brands during 2002 in its non-U.S. business were Abelcet, Myocet, Neurobloc and Zanaflex. Actiq was divested during the year.

BIOPHARMACEUTICAL RESEARCH AND DEVELOPMENT--KEY PRODUCT PIPELINE

The following table lists the therapeutic area, indication and status for each of Elan's key research and development products.


 THERAPEUTIC AREA    PRODUCT                       INDICATION                STATUS

Neurology/           Antegren (natalizumab)        MS and Crohn's disease    Phase III enrolment complete. Studies ongoing.
Autoimmune                                                                   Collaboration with Biogen

Pain management      Prialt (ziconotide)           Severe chronic pain and   Additional Phase III trial initiated
                                                   neuropathic pain          in 2002

                     ELN-154088                    Pain                      Phase I/Phase II studies initiated
                                                                             in 2002

Neurology/Pain       Zonegran (zonisamide)         Migraine                  Phase II trial ongoing

Neurology            Myobloc (botulinum toxin      Various                   A variety of studies are ongoing
                     type B)

                     Immunotherapeutics            Alzheimer's disease       Preclinical collaboration with Wyeth

                     Inhibitors of beta secretase  Alzheimer's disease       Discovery collaboration with Pfizer (formerly
                                                                             Pharmacia)

Autoimmune           Cell trafficking              MS                        Preclinical internal programme



RESEARCH AND DEVELOPMENT
Biopharmaceutical research and development activities include the discovery and development of products in the therapeutic areas of neurology, pain management and autoimmune diseases.

Elan is a proven leader in the advancement and understanding of AD. Other neurology research and development efforts include work in the areas of Parkinson's disease, MS and epilepsy. In autoimmune and pain management, Elan has late-stage development efforts with Antegren and Prialt and an ongoing commitment to continued research in these areas.

ANTEGREN
Antegren is a humanised monoclonal antibody for use in inflammatory conditions such as MS and Crohn's disease. Antegren is the first alpha 4 integrin antagonist in a new class of potential therapeutics known as Selective Adhesion Molecule ("SAM") inhibitors. Antegren blocks the adhesion of leukocytes (primarily lymphocytes) to blood vessel walls and thus interrupts the subsequent migration of lymphocytes into tissues where, in autoimmune diseases such as MS and Crohn's disease, these cells mediate an inappropriate immune response against normal tissue.

In August 2000, Elan signed a development and marketing collaboration agreement with Biogen under which Elan and Biogen are collaborating in the development, manufacture and commercialisation of Antegren. Under the terms of the agreement, Elan and Biogen share costs for ongoing development activities. In 2000, Biogen paid a one-time, non-refundable license fee of $15.0 million to Elan. In 2001 and 2002, Biogen paid $16.0 million and $7.0 million, respectively, to Elan for the achievement of certain milestones in those years.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

OPERATING REVIEW

Biogen is obligated to pay Elan additional amounts upon the completion of certain future milestones. If all future milestones were achieved, Biogen would be required to pay up to an additional $14.0 million over the remaining life of the agreement.

Crohn's disease is a chronic inflammatory relapsing-remitting disease of the gastrointestinal tract, commonly affecting both men and women, usually as young adults. The disease can cause diarrhoea, abdominal pain, fever, and, at times, rectal bleeding, as well as loss of appetite and subsequent weight loss. Crohn's disease can result in frequent hospitalisations for patients and may necessitate surgery.

MS is a disorder involving repeated episodes of inflammation of nervous tissue in the CNS. This inflammation destroys the myelin sheath or covering of the nerve cells, leaving multiple areas of scar tissue. The exact cause of the inflammation associated with MS is unknown.

In January 2003, Antegren was the focus of two separate publications in the New England Journal of Medicine ("NEJM"). The publications describe Antegren Phase II clinical study data in Crohn's disease and in MS. The first NEJM publication of an investigational study in Crohn's disease showed promising results on disease remission and improved quality of life for patients. The clinical remission data indicate a maximal response rate of up to 71% where 44% of Antegren treated patients achieved clinical remission. The MS study results published in the second NEJM article indicate that Antegren treatment reduced new inflammatory brain lesions by up to 93% and produced a reduction of approximately 50% in the number of patients experiencing relapses for patients with relapsing forms of MS.

Based on the findings in Phase II, Elan and Biogen are conducting four Phase III trials to evaluate the safety and efficacy of Antegren in both Crohn's disease and MS. ENACT-1 (Evaluation of Natalizumab in Active Crohn's Disease Trial --
1), the largest ever study in Crohn's disease conducted to date, is fully enrolled with more than 900 patients. This trial evaluated clinical response and ability to induce remission. On 24 July 2003, Elan and Biogen announced that the trial did not meet the primary endpoint of "response", as defined by a 70-point decrease in the Crohn's Disease Activity Index ("CDAI") at week 10. For additional information on this trial, please refer to Note 29 to the Consolidated Financial Statements. ENACT-2 (Evaluation of Natalizumab As Continuous Therapy -- 2) will evaluate the duration of effect. ENACT-2 is also fully enrolled. The two MS trials are both fully enrolled. These trials will evaluate natalizumab in patients with relapsing-remitting forms of the disease. AFFIRM (natalizumab safety and efficacy in relapsing-remitting MS) will evaluate the ability of natalizumab to slow the rate of disability in MS and reduce the rate of clinical relapses. SENTINEL (safety and efficacy of natalizumab in combination with Avonex in patients with relapsing-remitting MS) will determine if the combination of natalizumab and Avonex is more effective than treatment with Avonex alone in slowing the rate of disability and reducing the rate of clinical relapses.

Elan believes that Antegren will provide a meaningful advance for patients with these debilitating diseases.

PRIALT
Prialt is a new type of analgesic in development for the treatment of severe chronic pain in cancer and AIDS patients, and neuropathic pain resulting from head injuries or stroke. In June 2000, Elan announced that it had received an approvable letter from the FDA for Prialt. In January 2002, Elan announced that it had agreed with the FDA to conduct an additional Phase III clinical trial. The final Phase III trial for Prialt is currently recruiting patients. Elan expects to file an NDA in the first quarter of 2004. An MAA has recently been filed for Europe. The FDA has granted approval for a treatment IND programme.

ZONEGRAN
Zonegran is indicated as an adjunctive therapy for partial epileptic seizures. However, the class of drugs of which Zonegran is a part has been proven to be effective in other diseases of the CNS such as mania, migraine and neuropathic pain. Elan is currently exploring these indications to expand the product's use. In addition, Elan plans to file an MAA for Zonegran later this year.

ELAN'S AD PROGRAMMES
AD is a degenerative brain disorder that primarily affects older persons. AD can begin with forgetfulness, can progress into more advanced symptoms, including confusion, language disturbances, personality and behaviour changes, and impaired judgement, and can ultimately lead to profound dementia. Patients eventually are unable to care for themselves and often require institutionalisation or professional care in the home setting. One of the key pathological features of AD is the presence of beta-amyloid containing plaque lesions in the brain tissue of affected patients. Many scientists working in AD research believe that the beta-amyloid peptide (the building block of plaque) is causative of the disease.

Approximately four million people in the United States presently have AD, according to the Alzheimer's Association. Most of these people are over age 65 and almost half of all Americans over age 85 are thought to have AD.

Elan currently has one of the largest research efforts dedicated to developing pathology-based approaches to the treatment of AD. Elan scientists have researched approaches to the prevention and treatment of AD since 1987. These research advances have been discussed in distinguished scientific publications, such as Nature, and by scientific organisations such as the American Academy of Neurology.

Elan's extensive knowledge on the processes of beta-amyloid peptide formation has led to new disease targets and the development of one of the first animal models of the disease. As a result of this work, Elan has developed several new therapeutic approaches for the treatment of AD, including an immunotherapeutic approach targeting the beta-amyloid peptide. In March 2000, a research and development alliance between Elan and Wyeth, a leader in biopharmaceutical research and development, was formed to leverage the early preclinical research demonstrating that AN-1792 reduced and prevented the development of amyloid plaque in mice, and to discover and develop additional products within the immunotherapeutic approach.

Elan and Wyeth have formed one of the broadest research alliances in the pharmaceutical industry to develop immunotherapeutic approaches to treat and prevent AD. We are making significant progress in the Alzheimer's immunotherapy programme and expect to file two INDs from this programme within the next 15 months. These INDs include the previously announced monoclonal antibody programme, as well as a novel immunotherapeutic Abeta peptide conjugate. Elan and Wyeth are leveraging the innovative conjugate technology that Wyeth uses in some of its other products.

The novel immunotherapeutic approach to treating AD was highlighted in 2002 in two publications in Nature Medicine. In one of these papers, an independent group of investigators at the University of Zurich studied a subset of patients in the Phase IIA study of AN-1792 carried out by Elan and Wyeth (in which dosing was suspended early in 2002 following reports of inflammation within the CNS). The authors concluded that most of the patients developed antibodies against beta-amyloid, which is a critical step in plaque clearance. The investigators found that the antibodies in the cerebrospinal fluid had unique specificity for the targeted pathogenic structures containing beta amyloid. In another independent study from the University of Toronto, the study authors demonstrated in transgenic mice that the relevant and beneficial immune response to beta-amyloid can safely be directed to the amino terminus of that peptide. According to the editorial in Nature Medicine, these two new studies raise the possibility that a modified immunotherapeutic approach may effectively counteract AD.

A report published in March 2003 in Nature Medicine summarises the neuropathology of one patient with AD who participated in the Phase I study using AN-1792. The paper provides the first evidence that the immune response generated against the Abeta peptide can elicit clearance of Abeta plaques in humans. The report also identifies the accumulation of inflammatory cells as the likely cause of the CNS inflammation seen in approximately 6% of patients. The accompanying editorial from Dr Brad Hyman's group, which weighs the potential risks and benefits of AN-1792, commenting on the potential of the immunotherapeutic approach, states that "These data suggest an astonishingly powerful effect of the vaccination."

In a separate and independent approach to AD, Elan has also been collaborating with Pfizer (formerly Pharmacia) since August 2000, focusing on the discovery of inhibitors of beta secretase, an enzyme associated with the development of the beta-amyloid peptide. Beta secretase inhibition is considered by many in the field of AD research to be the premier target for a potential disease modifying treatment for AD.

ELAN ENTERPRISES

Elan Enterprises is mainly comprised of Elan's drug delivery businesses and other assets such as business ventures and non-core pharmaceutical products. Elan Enterprises is seeking to dispose of many of these businesses and assets.

Prior to July 2002, Elan conducted its business through two primary business units: Biopharmaceuticals and Drug Delivery. As part of the recovery plan, the drug delivery businesses have been included within Elan Enterprises. Elan plans to dispose of most of its drug delivery businesses during 2003.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

OPERATING REVIEW

The following table lists the licencee, compound and indication for the main currently marketed products developed by Elan's drug delivery businesses(1):


  PRODUCT                        LICENCEE                               COMPOUND                 INDICATION

AFEDitab                         Watson                                 Nifedipine               Hypertension

Avinza                           Ligand                                 Morphine sulfate         Moderate to severe pain

CardizemTM CD                    Aventis Pharmaceuticals Inc.           Diltiazem                Hypertension and angina

EMEND                            Merck & Co., Inc.                      Aprepitant               Anti-nauseant

Herbesser SR                     Tanabe Seiyaku Company                 Diltiazem                Hypertension and angina
                                 Ltd.

RapamuneTM                       Wyeth                                  Rapamycin                Immunosuppressant

Ritalin LA                       Novartis Pharmaceuticals               Methylphenidate          Attention Deficit
                                 Corporation                                                     Hyperactivity
Disorder

Theodur                         Mitsubishi Pharma                      Theophylline             Asthma and chronic
                                Corporation                                                     bronchitis

Verelan and Verelan PM          Schwarz Pharma, Inc.                   Verapamil                Hypertension


(1) The licences related to a number of the products in the table above may transfer with some of the businesses being divested.

Elan's drug delivery businesses engage in the development and commercialisation of pharmaceutical products for clients through the application of drug delivery technologies. Drug delivery technologies can improve the performance of existing marketed drugs or drugs under development and can improve the efficacy of research and development processes.

The following table lists Elan's main drug delivery businesses.

LOCATION                                       PRIMARY TECHNOLOGY/BUSINESS FOCUS

Gainesville, Georgia, United States            Oral Controlled-Release
                                               Technology and Controlled
                                               Substance Products

King of Prussia, Pennsylvania,
United States                                  NanoCrystal Technology

Princeton, New Jersey, United States(1)        Liposomal Technology

Yavne, Israel(1)                               Device Technologies

(1)  Business to be closed.


The business venture programme has been included within Elan Enterprises. For additional information on the business venture programme, please refer to pages A-15 to A-20 of this Annual Report and Form 20-F. Additionally, Elan Enterprises includes Elan's manufacturing facilities in Italy and Switzerland.

Elan Enterprises included a transdermal technology business located in Miramar, Florida, United States. This business was sold to Nitto Americas in July 2003.

Elan Enterprises also included an oral controlled-release and pulmonary technologies business located in Nottingham, United Kingdom. This business was sold to a company managed by former employees of the business in July 2003.

Additionally, Elan Enterprises included Elan's two diagnostic businesses. On 31 December 2002, Elan sold its approximate 80% stockholding in Athena Diagnostics to Behrman. On 29 April 2003, Elan completed the sale of the assets of Elan Diagnostics, Inc. ("Elan Diagnostics") to Novitron International, Inc.

FINANCIAL REVIEW

This financial review discusses Elan's financial performance as prepared under Irish GAAP with an overview of its results presented in accordance with U.S. GAAP on pages A-57 to A-60 of this Annual Report and Form 20-F. The reconciliation of Elan's performance under Irish GAAP to U.S. GAAP is set out on page A-161. As described in Note 33 to the Consolidated Financial Statements, Elan has restated its U.S. GAAP financial results as of and for the fiscal year ended 31 December 2001. This restatement does not affect the Irish GAAP financial data contained in this Annual Report and Form 20-F.

INTRODUCTION

This financial review primarily discusses:

o    Company acquisitions (page A-29);

o    Critical accounting policies (pages A-29 to A-31);

o    Segmental analysis (pages A-31 to A-32);

o The results of operations for the year ended 31 December 2002 compared to the year ended 31 December 2001 (pages A-32 to A-44);

o The results of operations for the year ended 31 December 2001 compared to the year ended 31 December 2000 (pages A-32, A-44 to A-51);

o    Risk-sharing arrangements (pages A-51 to A-53); and

o Elan's financial position, including its capitalisation and liquidity (pages A-53 to A-57).

Elan's operating results can be affected by a number of factors, including those described under "Cautionary Factors That May Affect Future Results" and "Risk Factors".

COMPANY ACQUISITIONS

In 2001 Elan acquired Delsys. In 2000 Elan acquired Dura, Liposome, Neuralab Limited ("Neuralab"), Quadrant Healthcare, plc, ("Quadrant") and other companies. For additional information regarding these acquisitions, please refer to Note 23 to the Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES

The Consolidated Financial Statements include certain amounts that are based on management's best estimates and judgements. Estimates and judgements are used in determining items such as the carrying values of intangible assets, the carrying values of financial assets and the accounting for contingencies, among other items. Because of the judgements and uncertainties inherent in such estimates, actual results may differ from these estimates.

IRISH GAAP

The estimates and judgements used by Elan in accounting for intangible assets and financial assets are significant given the carrying values of these assets in Elan's financial statements. For example, a 10% decrease in the carrying values of intangible assets or financial assets at 31 December 2002 would have resulted in an impairment charge of $208.0 million or $80.9 million, respectively. Intangible assets amounted to $2,079.5 million and $4,526.2 million at 31 December 2002 and 31 December 2001, respectively. Fixed and current financial assets amounted to $809.4 million and $2,102.0 million at 31 December 2002 and 31 December 2001, respectively.

Intangible Assets and Impairment

The principal judgements and uncertainties affecting Elan's accounting for intangible assets relate to carrying values. The carrying values of intangible assets are assessed annually, using discounted cash flows and net realisable values (estimated sales proceeds less costs to sell). The estimates and judgements used to assess carrying values include those relating to research and development risk, commercial risk, revenue and cost projections, the intention of the Group with respect to the intangible asset, such as the sales and marketing

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

FINANCIAL REVIEW
support for a product or the continued focus or level of resources for a particular development project or technology, the impact of competition, including generic competition, the impact of any reorganisation or change of business focus of the Group, the level of third party interest in Elan's intangible assets and market conditions.

In July 2002, Elan announced a recovery plan. This resulted in material impairment charges in Elan's profit and loss account. Where the carrying value of intangible assets exceeds their recoverable amounts, the carrying values of those intangible assets have been written down to their recoverable amounts. If Elan were to use different estimates or judgements, particularly with respect to expected proceeds from disposals, the likelihood of research and development success, the likelihood and date of commencement of generic competition or the impact of any reorganisation or change of business focus, an additional material impairment charge to the profit and loss account could arise. Elan believes that it has used reasonable estimates and judgements in assessing the carrying values of its intangible assets.

Financial Assets and Impairment

The principal judgements and uncertainties affecting Elan's accounting for financial assets relate to carrying values. In general, Elan's accounting policy for financial assets is to carry such assets at cost less provision for impairment in value. The carrying values of financial assets are assessed using established financial methodologies, including quoted market prices for quoted equity securities. Unquoted equity investments and non-traded securities of public entities are typically assessed using methodologies such as the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, and an assessment of the impact of general private equity market conditions. The factors affecting carrying values include both general financial market conditions for pharmaceutical and biotechnology companies and factors specific to a particular company. Different market conditions, negative developments or news affecting a specific investee could result in a material impairment charge for the applicable investment. Additionally, many of Elan's investments are in emerging drug delivery, pharmaceutical and biotechnology companies. In assessing the carrying values of these investments, Elan has assumed that it holds the investments for the medium to long-term and that no liquidity discount is required. If Elan were to dispose of investments in a forced sale or in an accelerated manner, it is likely that material impairment charges would arise. The financial markets for emerging biotechnology, drug delivery and pharmaceutical companies declined significantly in 2002. Elan incurred a charge, arising from its investment portfolio, including those investments held by EPIL II and EPIL III and the impact of a disposal of investments during 2002 by EPIL III, in its profit and loss account for 2002 of $1,262.9 million. For additional information on this investment charge, please refer to Note 3 to the Consolidated Financial Statements. Elan believes that it has used reasonable estimates and judgements in assessing the carrying values of its financial assets.

Exceptional Items

Exceptional items are those items that in management's judgement are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence. Elan believes that it has used reasonable judgements in determining exceptional items.

Contingencies

The principal judgements used by Elan in accounting for contingencies include the likelihood of the contingency occurring and the ability to estimate the financial impact of such occurrence. Elan's contingencies include shareholder litigation and an investigation by the SEC. For additional information on these and other contingencies and litigation, please refer to Notes 24 and 25 to the Consolidated Financial Statements. As discussed in Note 25 to the Consolidated Financial Statements, the Group is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact, if any, of the shareholder litigation, which seeks damages of material or indeterminate amounts, or the SEC investigation. The principal judgements and estimates in accounting for the litigation contingency relate to the Group's assessment of the outcome of the litigation and the SEC investigation which can evolve over time.

Equity Accounting

Investments in associated undertakings are accounted for under the equity method where the Company holds voting equity in the investee and exercises significant influence over the operating and financial policies of the investee. Significant influence may exist even if the Company owns less than 20% of the investee's equity depending on the existence of factors such as representation on the board of directors, participation in policy making processes, material intercompany transactions, interchange of managerial personnel or technological dependency. Certain circumstances, such as majority ownership by another company, can offset the impact of such factors. The determination to use cost or equity accounting requires a significant degree of judgement on the facts and circumstances of a particular investment. Financial asset investments which are accounted for under the equity method are stated at cost, adjusted for the Company's share of the earnings or losses of the investee after the date of investment, less any provision for impairment in value.

For additional information regarding Elan's significant accounting policies, please refer to Note 1 to the Consolidated Financial Statements.

U.S. GAAP

Revenue Recognition

Under U.S. GAAP, the accounting treatment for non-refundable up-front fees was similar to Irish GAAP prior to 2000. In December 1999, the SEC issued SAB 101 which provides guidance on revenue recognition under U.S. GAAP. Elan adopted SAB 101 in 2000. SAB 101 generally requires the deferral and amortisation of up-front fees when there is a continuing involvement by the seller with the asset disposed of. SAB 101 does not apply under Irish GAAP. Elan defers and amortises up-front licence fees to the income statement over the "performance period". The performance period is the period over which Elan expects to provide services to the licencee. It is determined by the provisions, facts and circumstances, such as the research and development period, of the relevant contract. Additionally, under Irish GAAP, revenue from the sale of product rights and related inventory is recognised when earned and non-refundable. The same accounting is generally applicable under U.S. GAAP. In certain circumstances, however, when Elan has continuing involvement with the product, deferral and amortisation of such revenue may be appropriate.

For additional information on the significant differences between Irish and U.S. GAAP, please refer to Note 33 to the Consolidated Financial Statements.

SEGMENTAL ANALYSIS

During 2001 and through mid-2002, Elan conducted its operations through two primary business units; Biopharmaceuticals and Drug Delivery. On 31 July 2002, Elan announced a recovery plan to restructure its businesses, assets and balance sheet in order to enable it to meet its financial commitments. With the implementation of the recovery plan, Elan will focus on three core therapeutic areas: neurology, pain management and autoimmune diseases. In accordance with this new focus, the Group was reorganised and two new units were created: Core Elan and Elan Enterprises.

Core Elan is engaged in pharmaceutical commercial activities and biopharmaceutical research and development activities. Core Elan is also engaged in pharmaceutical manufacturing activities at its facility in Athlone, Ireland. Elan's pharmaceutical commercial activities include the marketing of products in the therapeutic areas of neurology, pain management and infectious diseases. Biopharmaceutical research and development activities include the discovery and development of products in the therapeutic areas of neurology, pain management and autoimmune diseases. Elan Enterprises is mainly comprised of Elan's drug delivery businesses and other assets such as business ventures and non-core pharmaceutical products. Drug delivery activities have historically included the development, licensing and marketing of drug delivery products, technologies and services to pharmaceutical industry clients on a worldwide basis. Elan Enterprises is seeking to dispose of many of these businesses and assets.

The Group's total revenue of $1,333.0 million (2001: $1,740.7 million) is comprised of revenue within Core Elan and Elan Enterprises of $951.2 million (2001: $1,402.5 million) and $381.8 million (2001: $338.2 million), respectively. Elan's operating loss of $2,290.8 million (2001: $829.7 million) primarily comprises operating losses incurred by Core Elan and Elan Enterprises of $2,156.4 million (2001: $667.6 million) and $126.4 million (2001: $154.8 million), respectively.

Core Elan's revenue decreased by 32% to $951.2 million for 2002 from $1,402.5 million for 2001. The decrease in revenue from Zanaflex, Azactam, risk-sharing arrangements (Pharma Marketing/Autoimmune) and product rationalisations was $104.9 million, $13.4 million, $116.4 million and $213.6 million, respectively, for 2002 compared to 2001. Core Elan incurred an operating loss of $2,156.4 million for 2002, compared with an operating loss of $667.6 million for 2001, primarily due to exceptional charges in 2002 of $1,659.2 million compared to $638.0 million for 2001. Exceptional charges in 2002 relate primarily to the impairment of intangible assets arising from Elan's recovery plan initiated during 2002 and, in 2001, relate primarily to the impairment of goodwill related to the acquisition of Dura, the impairment of acquired intellectual property ("acquired IP") related to the acquisition of Neurex Corporation ("Neurex"), the impairment of product intangibles relating to Naprelan and Ceclor CD and the rationalisation of Core Elan's activities. Core Elan's operating loss before exceptional items increased to $497.2 million for 2002 from $29.6 million for 2001, reflecting the impact of decreased revenue.

Elan Enterprises' revenue increased by 13% to $381.8 million for 2002 from $338.2 million for 2001 mainly due to revenue from product disposals arising from Elan's recovery plan related to Avinza, Actiq and Adalat of $154.7 million and increased revenue from the diagnostics business offset by a decrease in licence fee income from $173.6 million for 2001 to $7.1 million for 2002. Elan Enterprises incurred an operating loss of $126.4 million in 2002, compared with an operating loss of $154.8 million in 2001, primarily due to exceptional charges in 2002 of $137.1 million compared to $318.5 million for 2001 offset by lower licence fee revenue in 2002. Exceptional charges in 2002 relate primarily to the impairment of intangible assets arising from Elan's recovery plan initiated during 2002 and, in 2001, relate primarily to exceptional charges for the impairment of acquired IP related to the acquisition of Sano Corporation ("Sano"). Elan Enterprises' operating profit before exceptional items decreased by 93% to $10.7 million for 2002 from $163.7 million for 2001, primarily reflecting reduced licence fee revenue.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

FINANCIAL REVIEW
For additional information regarding Elan's reportable segments, please refer to
Note 2 to the Consolidated Financial Statements.

RESULTS OF OPERATIONS FOR THE YEARS ENDED 31 DECEMBER 2002, 2001 AND 2000


                                                                  YEAR ENDED 31 DECEMBER

                                                       2002                                             2001
                                                         $M             2002                              $M
                                                     BEFORE               $M             2002         BEFORE
                                                EXCEPTIONAL      EXCEPTIONAL               $M    EXCEPTIONAL
                                                      ITEMS            ITEMS            TOTAL          ITEMS

Revenue--continuing operations                    1,006.2            172.5            1,178.7         1,343.5
Revenue--acquisitions                                  --               --                 --              --
Revenue--discontinued                               154.3               --              154.3           169.4

Total revenue                                     1,160.5            172.5            1,333.0         1,512.9
Cost of sales                                       417.0             66.1              483.1           364.0

Gross profit/(loss)                                 743.5            106.4              849.9         1,148.9
Selling, general and
  administrative expenses                           835.4          1,788.0            2,623.4           697.5
Research and development
  expenses                                          402.6            114.7              517.3           323.3

Operating (loss)/profit--
  continuing operations                            (475.3)        (1,766.5)          (2,241.8)          125.0
Operating (loss)--acquisitions                         --               --                 --            (3.3)
Operating (loss)/profit--
  discontinued                                      (19.2)           (29.8)             (49.0)            6.4

Operating (loss)/profit                            (494.5)        (1,796.3)          (2,290.8)          128.1
Share of profits of associates                        6.0               --                6.0            10.3
Loss on fixed assets                                   --               --                 --              --
Loss on sale of securities/
  guarantee                                            --           (217.0)            (217.0)             --
Gain on disposal of businesses                         --             77.9               77.9              --

(Loss)/profit on ordinary activities
  before interest and tax                          (488.5)        (1,935.4)          (2,423.9)          138.4
Net interest and other
  (expense)/income                                 (166.7)        (1,004.0)          (1,170.7)         (43.6)

(Loss)/profit on ordinary activities
  before tax                                       (655.2)        (2,939.4)          (3,594.6)          94.8
Tax on (loss)/profit on ordinary
  activities                                        (19.8)              --              (19.8)         (17.4)

(Loss)/profit on ordinary activities
  after tax                                        (675.0)        (2,939.4)          (3,614.4)          77.4
Minority interest                                    (0.7)              --               (0.7)            --

Retained (loss)/profit for the year                (675.7)        (2,939.4)          (3,615.1)          77.4

Basic (loss)/earnings per Ordinary
  Share                                            $(1.93)          $(8.41)           $(10.34)         $0.23
Diluted (loss)/earnings per
  Ordinary Share                                   $(1.93)          $(8.41)           $(10.34)         $0.22
Weighted average number of
  Ordinary Shares outstanding
  (millions)                                        349.7            349.7              349.7          336.0

                                                                  YEAR ENDED 31 DECEMBER


                                                                                     2000
                                                      2001                             $M              2000
                                                        $M           2001          BEFORE                $M        2000
                                               EXCEPTIONAL             $M     EXCEPTIONAL       EXCEPTIONAL          $M
                                                     ITEMS          TOTAL           ITEMS             ITEMS       TOTAL

Revenue--continuing operations                     227.8           1,571.3         1,148.0              --      1,148.0
Revenue--acquisitions                                 --                --            59.3              --         59.3
Revenue--discontinued                                 --             169.4            94.7              --         94.7

Total revenue                                      227.8           1,740.7         1,302.0              --      1,302.0
Cost of sales                                       22.8             386.8           273.5            42.0        315.5

Gross profit/(loss)                                205.0           1,353.9         1,028.5           (42.0)       986.5
Selling, general and
  administrative expenses                        1,084.2           1,781.7           379.6             5.3        384.9
Research and development
  expenses                                          78.6             401.9           273.3            32.0        305.3

Operating (loss)/profit--
  continuing operations                           (957.8)           (832.8)          412.6           (63.3)       349.3
Operating (loss)--acquisitions                        --              (3.3)          (54.1)          (16.0)
(70.1) Operating (loss)/profit--
  discontinued                                        --               6.4            17.1              --         17.1

Operating (loss)/profit                           (957.8)           (829.7)          375.6           (79.3)       296.3
Share of profits of associates                        --              10.3             0.1              --          0.1
Loss on fixed assets                                  --                --              --           (33.9)       (33.9)
Loss on sale of securities/
  guarantee                                           --                --              --              --          --
Gain on disposal of businesses                        --                --              --              --          --

(Loss)/profit on ordinary activities
  before interest and tax                         (957.8)           (819.4)          375.7          (113.2)       262.5
Net interest and other
  (expense)/income                                  (6.8)            (50.4)           89.0            (0.4)        88.6

(Loss)/profit on ordinary activities
  before tax                                      (964.6)           (869.8)          464.7          (113.6)       351.1
Tax on (loss)/profit on ordinary
  activities                                          --             (17.4)           (9.0)             --        (9.0)

(Loss)/profit on ordinary activities
  after tax                                       (964.6)           (887.2)          455.7          (113.6)      342.1
Minority interest                                     --                --              --              --          --

Retained (loss)/profit for the year               (964.6)           (887.2)          455.7          (113.6)      342.1

Basic (loss)/earnings per Ordinary
  Share                                           $(2.87)           $(2.64)          $1.59          $(0.40)      $1.19
Diluted (loss)/earnings per
  Ordinary Share                                  $(2.87)           $(2.64)          $1.46          $(0.36)      $1.10
Weighted average number of
  Ordinary Shares outstanding
  (millions)                                       336.0             336.0           287.1           287.1       287.1


A reconciliation between Elan's Irish GAAP financial results and Elan's financial results prepared in accordance with U.S. GAAP is provided in Note 33 to the Consolidated Financial Statements.

2002 COMPARED TO 2001

REVENUE

Total revenue decreased 23% to $1,333.0 million for 2002 from $1,740.7 million for 2001.

                                                             2002           2001
PRODUCT REVENUE                                                $M             $M


(A) Revenue from Retained Products(1)

U.S. Promoted Products
Maxipime                                                    79.2           86.3
Azactam                                                     33.0           46.4
Zonegran                                                    43.1           37.8
Pain Portfolio(2)                                           59.8           15.4
Myobloc                                                     17.5           10.5
Frova(3)                                                    11.2            --

                                                           243.8          196.4
U.S. Non-promoted Products
Zanaflex(4)                                                 56.8          161.7
Other                                                        2.0           47.4

                                                            58.8          209.1

Non-U.S. Product Revenue
Abelcet                                                     13.8           17.2
Dilzem                                                      12.9           12.6
Other                                                       78.0           61.8

                                                           104.7            91.6

Contract manufacturing and royalties                       109.3           113.4

TOTAL REVENUE FROM RETAINED PRODUCTS                       516.6           610.5


(B) Revenue from Divested Products(5)

Skelaxin                                                   145.3           117.9
Sonata(6)                                                   92.5            2.3
Abelcet                                                     64.6           72.0
Dermatology                                                 47.6           61.8
Diagnostics                                                 70.6           51.7
Avinza(7)                                                   75.6            --
Actiq/Adalat(7)                                             79.1            --
Product rationalisations(7)                                 17.8          231.4
Product sales of rationalised products                      32.0          101.7

                                                           625.1          638.8


(C) Co-promotion Fees

Autoimmune                                                  38.8           15.9
Pharma Marketing                                            24.0          141.8

                                                            62.8          157.7

TOTAL PRODUCT REVENUE                                    1,204.5        1,407.0

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

FINANCIAL REVIEW
REVENUE (CONTINUED)

                                              2002                2001
                                                $M                  $M

CONTRACT REVENUE

Licence fees                                  7.1               173.6
Pharma Marketing / Autoimmune                37.2                58.7
Research revenue & milestones                84.2               101.4

TOTAL CONTRACT REVENUE                      128.5               333.7

TOTAL REVENUE                             1,333.0             1,740.7

(1) Products described as "Retained Products" include products or businesses not divested and not subject to divestment agreements. Elan may divest such products as part of its recovery plan.

(2)  Acquired from Roxane in September 2001.

(3)  Launched in the United States in May 2002.

(4) While Zanaflex was promoted during 2001 and part of 2002, it is shown here under "U.S. Non-promoted Products" as promotion ceased following the launch of generics during 2002.

(5) Products described as "Divested Products" include products or businesses divested since the beginning of 2001, and products or businesses subject to divestment agreements.

(6)  Assumed responsibility for U.S. marketing in December 2001.

(7)  Exceptional product revenue.

Product Revenue

Product revenue decreased by 14% to $1,204.5 million for 2002 from $1,407.0 million for 2001.

(A) Revenue from Retained Products

Revenue from retained products was $516.6 million for 2002 compared with $610.5 million for 2001. Combined revenue from Maxipime and Azactam was $112.2 million for 2002 compared to $132.7 million for 2001, a decrease of 15%. This decrease was due to supply issues during 2002, which have since been resolved, together with a change in Elan's discounting strategy, which resulted in reduced wholesaler inventories. Zonegran revenue was $43.1 million for 2002 compared to $37.8 million for 2001, an increase of 14%. The percentage increase in prescription demand for this product in 2002 over 2001 was higher than the percentage increase in product revenue, due to a change in Elan's discounting strategy, which resulted in reduced wholesaler inventories. Revenue from the Pain Portfolio, which was acquired from Roxane in September 2001, was $59.8 million for 2002 compared to $15.4 million for 2001. Myobloc product revenue increased 67% for 2002 to $17.5 million from $10.5 million for 2001 as a result of increased promotion. Frova, which was launched in the United States in May 2002 under a co-promotion agreement between Elan and UCB, generated revenue of $11.2 million for 2002. Generic competitor products to Zanaflex were launched in the United States during 2002. This resulted in a decrease in Zanaflex revenue to $56.8 million for 2002 compared to $161.7 million for 2001. This significant decline is expected to continue in 2003. For example, product revenue from Zanaflex was $0.8 million for the first quarter of 2003 compared to $53.7 million for the first quarter of 2002. Non-U.S. product revenue increased 14% for 2002 to $104.7 million from $91.6 million for 2001.

(B) Revenue from Divested Products

On 30 January 2003, Elan announced that it had agreed to sell its primary care franchise, principally consisting of its U.S. and Puerto Rican rights to Skelaxin and Sonata, related inventory and related rights to enhanced formulations of these products, to King. On 17 March 2003, Elan commenced a lawsuit against King to compel King to complete its purchase of the primary care franchise. On 19 May 2003, Elan and King agreed to proceed with the transaction on amended terms and on 12 June 2003 the transaction was completed. Effective upon the closing of the transaction, all claims under the pending litigation were released and Elan and King dismissed the litigation with prejudice. During 2002, product revenue from Skelaxin and Sonata was $237.8 million (2001: $120.2 million).

During 2002, Elan divested its dermatology and Athena Diagnostics businesses and its U.S., Canadian and any Japanese rights to Abelcet, and announced that it had agreed to dispose of its Elan Diagnostics business. These businesses contributed $182.8 million to product revenue for 2002 (2001: $185.5 million), representing revenues before they were divested. Aside from product revenue of approximately $9 million from Elan Diagnostics prior to its disposal on 29 April 2003, Elan will not record any revenue from these businesses in 2003. Elan retained its product rights to Abelcet in Europe and will continue to record European revenue from this product.

On 9 December 2002, Elan announced the amendment of the terms of its development, licence and supply agreement with Ligand regarding Avinza. Elan received a cash payment of $100.0 million from Ligand in return for a reduction in the ongoing royalty rate from the previous level of 30% of net sales of Avinza in the United States and Canada to approximately 10%. In addition, Elan agreed to forego its option to negotiate a co-promotion agreement with Ligand for Avinza in the United States and Canada. Elan will continue to manufacture the product in its Gainesville facility. Net of the write-off of the related intangible assets, Elan recorded net revenue of $75.6 million on the closing of this transaction.

On 3 October 2002, Elan announced that it sold its rights to Actiq in twelve territories, principally in Europe, to Anesta. At the date of disposal, Actiq was marketed by Elan in the United Kingdom, Ireland and Germany. Net of the write-off of the related intangible assets, Elan recorded revenue of $40.3 million on the closing of this transaction.

On 23 August 2002, Elan announced a licensing agreement with Watson for exclusive marketing rights to the 30 mg and 60 mg dosage strengths of Elan's extended-release nifedipine tablets in the United States. Elan received $45.0 million in cash from Watson. Elan will continue to manufacture the products in its Athlone facility. Net of the write-off of the related intangible assets, Elan recorded revenue of $38.8 million on the closing of this transaction.

Product rationalisation revenue was $17.8 million for 2002 compared to $231.4 million for 2001. For additional information on product rationalisations, please refer to pages A-45 to A-48.

Product sales of rationalised products, which represents revenue prior to rationalisation, decreased by 69% to $32.0 million for 2002 from $101.7 million for 2001. As the product rationalisation programme initiated in 2001 has now been completed, Elan will not record any product sales of rationalised products in 2003.

(C) Co-promotion Fees

Product revenue from product co-promotion and marketing activities, which resulted from Elan's risk-sharing arrangements with Pharma Marketing and Autoimmune, decreased by 60% to $62.8 million for 2002 from $157.7 million for 2001. Elan will not receive any future revenue from either Pharma Marketing or Autoimmune.

Contract Revenue

Contract revenue decreased by 61% to $128.5 million for 2002 from $333.7 million for 2001, primarily as no licence fees were received from business ventures in 2002. Elan received up front licence fees of $7.1 million in 2002 compared to $173.6 million for 2001. Contract revenue from Pharma Marketing and Autoimmune decreased by 37% to $37.2 million for 2002 from $58.7 million for 2001. Elan will not receive any future revenue from either Pharma Marketing or Autoimmune. Research revenue and milestones amounted to $84.2 million in 2002 compared to $101.4 million in 2001.

Major Customers

Cardinal Health, Inc. ("Cardinal Health"), Amerisource Bergen Corporation ("Amerisource Bergen") and McKesson Corporation ("McKesson") accounted for approximately 13%, 13% and 12%, respectively, of Elan's total revenue for 2002. Cardinal Health and Pharma Marketing accounted for approximately 14% and 11%, respectively, of Elan's total revenue for 2001. No other customer accounted for more than 10% of total revenue for 2002 or 2001.

COST OF SALES

Cost of sales, after exceptional items, increased by 25% to $483.1 million for 2002 from $386.8 million for 2001. The increase was 15% before exceptional items of $66.1 million for 2002 and $22.8 million for 2001. Gross margin on total revenue, before exceptional items, was approximately 64% for 2002 and 76% for 2001. Gross margin on total revenue, after exceptional items, was 64% for 2002 and 78% for 2001. Gross margin on product revenue, before exceptional items, decreased to 60% for 2002 from 69% for 2001. Gross margin on product revenue, after exceptional items, decreased to 60% in 2002 from 73% in 2001. The reduction in gross margin on product revenue reflects changes in the mix of product revenue, in particular the decrease in product revenue from risk-sharing arrangements and from Zanaflex. The reduction in gross margin on total revenue reflects changes in the mix of revenue, in particular the decrease in licence fees and in revenue from risk-sharing arrangements.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses, after exceptional items, increased by 47% to $2,623.4 million for 2002 from $1,781.7 million for 2001. The increase was 20% before exceptional items of $1,788.0 million for 2002 and $1,084.2 million for 2001, principally

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

FINANCIAL REVIEW
reflecting increased sales and marketing costs in Elan's U.S. Biopharmaceuticals business arising from the inclusion of a full year's sales and marketing costs for 2002 for Sonata (Elan assumed marketing responsibility for this product in December 2001) and the Pain Portfolio (Elan acquired these products in September
2001), together with the launch of Frova during 2002.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses, after exceptional items, increased by 29% to $517.3 million for 2002 from $401.9 million for 2001. The increase was 25% before exceptional items of $114.7 million for 2002 and $78.6 million for 2001, principally reflecting increased expenditure on Elan's research and development projects, including Antegren.

EXCEPTIONAL ITEMS

Exceptional items are those items that in management's judgement are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence.

2002

In 2002, Elan incurred net exceptional charges of $2,939.4 million.

The exceptional items for 2002 mainly relate to the:

o Implementation of Elan's recovery plan. Elan announced this recovery plan in July 2002;

o Significant decline during 2002 in the financial markets for investments in emerging biotechnology, drug delivery and pharmaceutical companies; and

o    Introduction of generic competitors to some of Elan's products.

On 31 July 2002, Elan announced a recovery plan to restructure its businesses, assets and balance sheet. Elan decided to focus on three core therapeutic areas. These are neurology, pain management and autoimmune diseases. A key element of the recovery plan is the divestiture of businesses and products. The exceptional charges and revenue arising from the recovery plan mainly relate to the:

o Sale of businesses and products. The carrying value of these assets have been written down, where applicable, to their estimated recoverable amounts. Exceptional revenue arises from the proceeds received on the disposal of products;

o Discontinuance of businesses or the decision not to exercise an option to acquire a product. For example, Elan decided not to exercise its option to acquire certain dermatology products from GSK;

o Rationalisation and restructuring expenses incurred from a reduction in the scope of Elan's activities, a reduction in employee numbers and related write-downs in the carrying value of assets;

o Simplification of Elan's business such as the termination of the Autoimmune risk-sharing arrangement; and

o Termination or restructuring of substantially all of Elan's business ventures.

These exceptional revenues and costs have been included under the statutory format headings to which they relate analysed as follows:


                                                                                                  SELLING,
                                                                              COST OF          GENERAL AND
                                                                  REVENUE       SALES       ADMINISTRATIVE
                                                                       (A)         (B)                  (C)
                                                                        $M         $M                   $M

Product disposals and product rationalisations                   (172.5)          --               --
Zanaflex inventory-generic competition                               --          43.3              --
Acquired IP and goodwill impairment:
  Dura                                                               --           --             854.9
  Liposome                                                           --           --             111.8
  Sano                                                               --           --              89.8
  Quadrant                                                           --           --              78.2
  Axogen Limited ("Axogen")                                          --           --              28.4
  Others                                                             --           --              19.1
---------------------------------------------------------------------------------------------------------------
Total acquired IP and goodwill impairment                            --           --           1,182.2
---------------------------------------------------------------------------------------------------------------

Product impairments:
  Pain Portfolio                                                     --           --              86.3
  Myobloc                                                            --           --              77.7
  Naprelan                                                           --           --              35.7
  Myambutol                                                          --           --              32.7
  Dermatology products                                               --           --              29.8
  Frova                                                              --           --              29.4
  Delsys                                                             --           --               --
  All others                                                         --           8.0             62.9
---------------------------------------------------------------------------------------------------------------
Total product impairments                                            --           8.0            354.5
---------------------------------------------------------------------------------------------------------------

Purchase of Autoimmune royalty rights                                --           --             121.0
Severance/relocation costs                                           --           8.4             23.2
Litigation provisions                                                --           --              19.0
Tangible fixed asset write-downs                                     --           5.7             28.3
Gain on disposal of businesses                                       --           --               --
Loss on sale of securities/guarantee                                 --           --               --
Investment impairments                                               --           --               --
Profit on redemption of LYONs                                        --           --               --
Other                                                                --           0.7             59.8
---------------------------------------------------------------------------------------------------------------
Net exceptional charges                                          (172.5)         66.1          1,788.0
---------------------------------------------------------------------------------------------------------------

                                                                   RESEARCH           OTHER
                                                                        AND        ORDINARY              NET
                                                                DEVELOPMENT      ACTIVITIES         INTEREST
                                                                        (D)             (E)              (F)     TOTAL
                                                                         $M             $M               $M         $M

Product disposals and product rationalisations                       --                --               --      (172.5)
Zanaflex inventory-generic competition                               --                --               --        43.3
Acquired IP and goodwill impairment:
  Dura                                                               --                --               --       854.9
  Liposome                                                           --                --               --       111.8
  Sano                                                               --                --               --        89.8
  Quadrant                                                           --                --               --        78.2
  Axogen Limited ("Axogen")                                          --                --               --        28.4
  Others                                                            10.6               --               --        29.7

Total acquired IP and goodwill impairment                           10.6               --               --     1,192.8

Product impairments:
  Pain Portfolio                                                     --                --               --        86.3
  Myobloc                                                            --                --               --        77.7
  Naprelan                                                           --                --               --        35.7
  Myambutol                                                          --                --               --        32.7
  Dermatology products                                               --                --               --        29.8
  Frova                                                              --                --               --        29.4
  Delsys                                                            45.7               --               --        45.7
  All others                                                        13.6               --               --        84.5

Total product impairments                                           59.3               --               --       421.8

Purchase of Autoimmune royalty rights                                --                --               --       121.0
Severance/relocation costs                                          19.7               --               --        51.3
Litigation provisions                                                --                --               --        19.0
Tangible fixed asset write-downs                                    11.6               --               --        45.6
Gain on disposal of businesses                                       --              (77.9)             --       (77.9)
Loss on sale of securities/guarantee                                 --              217.0              --       217.0
Investment impairments                                               --                --           1,045.9    1,045.9
Profit on redemption of LYONs                                        --                --             (37.7)     (37.7)
Other                                                               13.5               --              (4.2)      69.8

Net exceptional charges                                            114.7             139.1          1,004.0    2,939.4


(A) Revenue

Exceptional product revenue of $172.5 million for 2002 includes $154.7 million from product disposals arising from Elan's recovery plan, as well as $17.8 million relating to product rationalisations. For additional information on product rationalisations, please refer to pages A-45 to A-48.

On 9 December 2002, Elan announced the amendment of the terms of its development, licence and supply agreement with Ligand regarding Avinza. Elan received a cash payment of $100.0 million from Ligand, in return for a reduction in the ongoing royalty rate from the previous level of 30% of net sales of Avinza in the United States and Canada to approximately 10%. In addition, Elan agreed to forego its option to negotiate a co-promotion agreement with Ligand for Avinza in the United States and Canada. Elan will continue to manufacture the product in its Gainesville facility. Net of the write-off of the related intangible assets, Elan recorded exceptional product revenue of $75.6 million on the closing of this transaction.

On 3 October 2002, Elan announced that it sold its rights to Actiq in twelve territories, principally in Europe, to Anesta. At the date of disposal, Actiq was marketed by Elan in the United Kingdom, Ireland and Germany. Net of the write-off of the related intangible assets, Elan recorded exceptional product revenue of $40.3 million on the closing of this transaction.

On 23 August 2002, Elan announced a licensing agreement with Watson for exclusive marketing rights to the 30 mg and 60 mg dosage strengths of Elan's extended-release nifedipine tablets in the United States. Elan received $45.0 million in cash from Watson. Elan will continue to manufacture the products in its Athlone facility. Net of the write-off of the related intangible assets, Elan recorded exceptional product revenue of $38.8 million on the closing of this transaction.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

FINANCIAL REVIEW

(B) Cost of Sales

Exceptional cost of sales includes a charge of $43.3 million related to the write-off of Zanaflex inventories due to the impact of generic competition during 2002. Other exceptional cost of sales includes $8.0 million on the write down of the intangible asset for Mysoline, following generic competition for this product, $5.7 million on the impairment of certain fixed assets, severance/relocation costs of $8.4 million and other exceptional cost of sales of $0.7 million.

(C) Selling, General and Administrative

Exceptional selling, general and administrative expenses were $1,788.0 million. $1,536.7 million of the exceptional expenses relate to impairment charges arising on write-downs of intangible assets. Other exceptional selling, general and administrative expenses were $251.3 million. These include the purchase of royalty rights from Autoimmune, fixed asset write-downs and similar costs arising from the restructuring of the Group as part of the recovery plan. They also include legal costs related to the SEC investigation, shareholder litigation, and litigation provisions.

Impairment charges to goodwill relating to the acquisitions of Dura, Liposome, Quadrant and Sano were $854.9 million, $111.8 million, $78.2 million and $2.4 million, respectively. Impairment charges to acquired IP arising from the acquisitions of Sano and Axogen, were $87.4 million and $28.4 million, respectively. Other impairments to goodwill totalled $19.1 million. Impairment charges to patents and licences arising on write-downs of the product intangibles for the Pain Portfolio, Myobloc, Naprelan, Myambutol, dermatology products and Frova were $86.3 million, $77.7 million, $35.7 million, $32.7 million, $29.8 million and $29.4 million, respectively. Other impairments to patents and licences totalled $62.9 million.

Dura

Elan acquired Dura in November 2000 for $1,590.7 million. Dura was a specialty pharmaceutical company engaged in the marketing and sale of prescription products for the treatment of infectious diseases and respiratory conditions. The Dura acquisition added over 500 hospital and primary care sales representatives to Elan's sales and marketing infrastructure and broadened Elan's portfolio of marketed products. The purchase price was primarily allocated to goodwill and patents and licences. In 2002, Elan wrote down goodwill relating to the acquisition of Dura by $854.9 million. Elan acquired Dura in order to significantly expand its sales and marketing infrastructure. Elan's recovery plan aims to create a research and development based biopharmaceutical company focused on neurology, pain management and autoimmune diseases. Therefore, Elan has decided to significantly reduce its sales and marketing infrastructure. For example, during 2002, Elan decided to dispose of its primary care franchise and related infrastructure. As a result of such reductions in Elan's sales and marketing capability, the carrying value of the Dura goodwill has been impaired.

Liposome

Elan acquired Liposome in May 2000 for $731.8 million, which included a milestone payment of $54.0 million paid on the receipt of marketing and pricing approval for Myocet in certain countries of the EU. Liposome was a biotechnology company engaged in the development, manufacturing and marketing of therapeutic products to treat cancer and related diseases. The purchase price was primarily allocated to goodwill and patents and licences. In 2002, under its recovery plan, Elan disposed of its U.S., Canadian and any Japanese rights to Abelcet, and certain related assets, and allocated $119.0 million of goodwill to the sale of the Abelcet business based on the estimated relative fair value of the Abelcet rights disposed. In 2002, Elan wrote down the remaining goodwill arising from the acquisition of Liposome by $111.8 million, as under its recovery plan Elan has decided to close its oncology research and development business. The residual value for goodwill of $86.8 million is supported by European rights to Abelcet and Myocet.

Quadrant

Elan acquired Quadrant in December 2000 for $86.0 million. Quadrant was a drug delivery company with proprietary formulation technology applicable to pulmonary, oral and parenteral routes of administration. The purchase price was primarily allocated to goodwill. In 2002, Elan wrote down goodwill arising from the acquisition of Quadrant by $78.2 million to $Nil, as under its recovery plan Elan decided to dispose of or close the Quadrant business. This business was sold to a company managed by former employees of the business in July 2003.

Sano

Elan acquired Sano in February 1998 for $434.6 million. Sano was developing transdermal drug delivery products. The purchase price was primarily allocated to acquired IP. In 2002, Elan wrote down acquired IP and goodwill arising from the acquisition of Sano by $87.4 million and $2.4 million, respectively, as under its recovery plan Elan decided to dispose of its transdermal business. This business was sold to Nitto Americas in July 2003.

Axogen

Elan acquired Axogen in December 1999 for $268.4 million. The purchase price was primarily allocated to patents and licences and acquired IP. In 2002, Elan wrote down acquired IP relating to Myobloc, arising from the acquisition of Axogen, by $28.4 million. Elan also wrote down $77.7 million in respect of other Myobloc intangible assets. The carrying value of Myobloc was written down due to lower than expected revenue from this product for 2002 and as under its recovery plan Elan may dispose of this product.

Other Products

The intangible asset for the Pain Portfolio was written down due to supply difficulties since its acquisition in 2001, leading to diminished selling support from Elan as well as changed commercial expectations related to generic competition. Naprelan and Myambutol have been written down due to the impact of generic competition on these products in 2002 and reduced projected revenue and profitability from these products. Frova was written down to reflect reduced projected revenue and profitability from this product. In June 2002, Elan elected not to exercise its purchase option to acquire certain dermatology products from GSK. This resulted in rights to all products reverting to GSK at the end of 2002. As a result of this decision, Elan wrote down the related product intangible by $29.8 million to $Nil.

Autoimmune

In July 2002, Elan announced the termination of all agreements relating to the risk-sharing arrangement with Autoimmune. The royalty obligations to Autoimmune were terminated. The total consideration for the royalty rights was $121.0 million which, after taking account of the redemption of Elan's investment of $38.5 million in Autoimmune, resulted in a net cash cost of $82.5 million. Elan expensed $121.0 million as an exceptional selling, general and administrative expense arising from the acquisition of Autoimmune.

Litigation

Elan recorded a provision during 2002 of $19.0 million relating to litigation with Schwarz Pharma, Inc. ("Schwarz"), Allergan, Inc. and Allergan Sales, LLC (collectively, "Allergan") and shareholder derivative actions. For additional information on these litigations, please refer to Note 25 to the Consolidated Financial Statements.

(D) Research and Development

Exceptional research and development expenses were $114.7 million. These mainly relate to product and goodwill impairments of $59.3 million and $10.6 million, respectively, together with fixed asset write-downs of $11.6 million and severance/relocation costs.

In September 2001, Elan acquired Delsys for $50.0 million. Delsys was formed in 1995 and was engaged in developing novel manufacturing technology. During 2002, Elan recorded an impairment charge for the intangible assets relating to Delsys of $45.7 million, as under its recovery plan, Elan has decided to close Delsys.

(E) Other Ordinary Activities

Elan recognised a gain of $77.9 million on the disposal of Athena Diagnostics and the Abelcet business. In November 2002, Elan completed the sale of its U.S., Canadian and any Japanese rights to Abelcet, and certain related assets, to Enzon. Elan received a net cash payment of $360.0 million from Enzon, representing the total consideration, after agreed price adjustments. The gain amounted to $12.7 million. In December 2002, Elan together with the other stockholders of Elan's subsidiary, Athena Diagnostics, completed the sale of all of the outstanding stock of Athena Diagnostics to Behrman. Elan realised net cash proceeds of $81.8 million and a net gain of $65.2 million.

Elan has restated its U.S. GAAP financial results as of and for the fiscal year ended 31 December 2001 to consolidate EPIL III from its date of establishment on 15 March 2001. Under U.S. GAAP, EPIL III has historically been accounted for by Elan as a qualifying special purpose entity and has not, therefore, been consolidated. In addition, Elan has adjusted its previously announced unaudited U.S. GAAP financial information as of and for the fiscal year ended 31 December 2002 to give effect to the consolidation of EPIL III and to consolidate Shelly Bay Holdings Ltd. ("Shelly Bay"), an entity established by Elan, from 29 June 2002 through 30 September 2002. Shelly Bay acquired certain financial assets from EPIL III on 29 June 2002. Under Irish GAAP, EPIL III has been accounted for as a consolidated subsidiary since its date of establishment in accordance with the requirements of FRS 5, "Reporting the Substance of Transactions" ("FRS 5"). Therefore, the 2001 restatement does not affect the Irish GAAP financial information contained in this Annual Report and Form 20-F. For additional information regarding the restatement and the adjustments, please refer to Note 33 to the Consolidated Financial Statements.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

FINANCIAL REVIEW

In March 2001, Elan transferred a portfolio of equity and debt securities to EPIL III, a wholly owned subsidiary of Elan. EPIL III issued $160.0 million in aggregate principal amount of Series A Guaranteed Notes, $190.0 million in aggregate principal amount of Series B Guaranteed Notes and $200.0 million in aggregate principal amount of Series C Guaranteed Notes. The Series A Guaranteed Notes matured on 29 June 2002. To fund the repayment of the notes, on 29 June 2002 EPIL III transferred certain financial assets, consisting of certain of the securities included in the portfolio transferred to EPIL III, to Shelly Bay and Shelly Bay made a $148.0 million cash payment to EPIL III. EPIL III used the proceeds from the payment by Shelly Bay, together with existing cash of $12.0 million, to repay the Series A Guaranteed Notes. The assets transferred by EPIL III to Shelly Bay had a carrying value under Irish GAAP of $223.4 million.

The documents that established EPIL III required that EPIL III dispose of financial assets in order to repay the Series A Guaranteed Notes at maturity. The documents also mandated the order in which the assets were to be sold prior to the maturity date for the Series A Guaranteed Notes. However, due to a number of factors, including the inability of Elan and EPIL III to locate the list mandating the order of disposal of the financial assets, the disposal process was commenced and completed over the one-week period ending on 29 June 2002. Although Elan, as servicing agent for EPIL III, contacted a number of third parties regarding their potential interest in purchasing financial assets from EPIL III, each of those parties indicated that they would not be able to complete a due diligence analysis of the issuers of the financial assets to be sold, or to receive all necessary internal approvals to complete the purchase, on a timely basis.

Therefore, in an effort to enable EPIL III to dispose of the financial assets, Elan determined that it would be necessary to provide non-recourse credit support to third parties who would agree to purchase financial assets from EPIL
III. Credit support was offered to a number of potential purchasers of the financial assets. However, ultimately, only Shelly Bay possessed the ability to complete the transaction on a timely basis.

Elan established Shelly Bay specifically for the purpose of acquiring financial assets from EPIL III. All of the capital stock of Shelly Bay was issued to its sole shareholder. Elan did not own any capital stock of Shelly Bay and did not have a representative on Shelly Bay's board of directors. In addition, the sole shareholder of Shelly Bay had no previous contact with Elan. However, as further described below, Elan possessed all of the financial risk of the Shelly Bay transaction. Similar to all other potential purchasers contacted by Elan, the sole shareholder of Shelly Bay was unwilling to invest capital to acquire the financial assets until a due diligence analysis of the issuers of the financial assets had been completed. Therefore, the sole shareholder of Shelly Bay made no substantive capital investment in Shelly Bay and, although Shelly Bay possessed all of the potential financial benefits of the transaction, neither Shelly Bay nor its sole shareholder had any financial risk in the transaction.

Elan believed that any failure by EPIL III to dispose of financial assets prior to 29 June 2002 could potentially adversely impact the non-consolidated accounting status of EPIL III under U.S. GAAP and could result in defaults under Elan's debt instruments.

Under the terms of the transaction, Shelly Bay acquired certain financial assets from EPIL III on 29 June 2002 and made a cash payment to EPIL III of $148.0 million. Shelly Bay financed the entire purchase price of the financial assets, together with the funds necessary to pay interest and other costs on the loan to its maturity date, through borrowings under a $153.0 million non-recourse bank loan facility maturing on 30 September 2002. Elan provided a full and unconditional guarantee to the bank to support Shelly Bay's obligation to repay the loan and provided $153.0 million in cash collateral to the bank to secure Elan's obligations under its guarantee. Upon the closing of the transaction, Elan paid to Shelly Bay approximately $1 million to reimburse Shelly Bay for the expenses expected to be incurred by it in connection with the transaction. In addition, Elan irrevocably waived all rights of recourse against Shelly Bay in the event that it failed to repay the bank loan at maturity.

The cash payment made by Shelly Bay in connection with its acquisition of the financial assets was based upon a valuation conducted by Elan. The valuation utilised customary, widely-accepted valuation methodologies and required that Elan make certain judgements and assumptions regarding the financial assets. Elan did not receive any independent verification of the valuation at the time of the transaction. In addition, EPIL III did not receive any bids for the financial assets to be disposed of.

Upon the closing of the transaction, Shelly Bay's assets consisted solely of the financial assets purchased from EPIL III. Under the terms of the transaction, Shelly Bay was required to complete a due diligence analysis of the issuers of the securities prior to 15 September 2002. Shelly Bay had the right to either elect, on or prior to 15 September 2002, to retain the financial assets on a long-term basis or to dispose of the financial assets prior to 30 September 2002.

In the event that Shelly Bay elected to retain the financial assets, it was required, within 15 days of the election, to obtain alternative financing in an amount equal to the value, as of 29 June 2002, of the assets being retained, as determined by an independent appraiser engaged by Shelly Bay. The net cash proceeds received by Shelly Bay from any alternative financing were required to be applied to repay amounts outstanding under Shelly Bay's bank loan.

In the event that Shelly Bay elected to dispose of the financial assets prior to 30 September 2002, Shelly Bay was required to apply the net proceeds from the dispositions to repay amounts outstanding under its bank loan. The transaction agreements contained no limitation on the price at which any financial asset could be sold by Shelly Bay or the party to whom any financial asset could be sold. In addition, Elan agreed that it had no right to object to the disposition of any financial asset, the party to whom it was disposed of or the price obtained for the disposition.

Given the non-recourse nature of the Shelly Bay bank loan, Elan possessed all of the financial risk of the transaction under its guarantee of the bank loan, and the cash collateral provided by Elan to secure the guarantee, in the event of any shortfall in the aggregate proceeds received by Shelly Bay from the refinancing or disposition of the financial assets. Although Shelly Bay possessed all of the potential financial benefits of the transaction, neither Shelly Bay nor its sole shareholder had any financial risk in the transaction.

As required by the terms of the transaction, Shelly Bay engaged an independent appraiser to value the financial assets as of 29 June 2002. The appraisal, which was prepared in early September 2002, valued the financial assets at $8.2 million.

Shelly Bay did not elect, under the terms of the transaction, to retain any of the financial assets and obtain alternative financing in an amount equal to the independent appraiser's valuation. Rather, by 30 September 2002, Shelly Bay had disposed of all of the financial assets for aggregate net proceeds of $9.3 million. A number of the financial assets were disposed of, for net proceeds of $1.8 million, to an affiliate of Shelly Bay. The remainder of the financial assets were sold to third parties and in open market transactions. As described above, the transaction agreements contained no limitation on the price at which any financial asset could be sold by Shelly Bay or the party to whom any financial asset could be sold, including to an affiliate of Shelly Bay. In addition, Elan agreed that it had no right to object to the disposition of any financial asset, the party to whom it was disposed of or the price obtained for the disposition.

As a result of the disposition of the financial assets by Shelly Bay for aggregate net proceeds of $9.3 million, on 30 September 2002, Elan made a cash payment of $141.6 million to satisfy its obligation under its guarantee. Under the terms of the transaction agreements, Elan has no further obligation under the guarantee and has no recourse to Shelly Bay or to its sole shareholder arising from Elan's payment under the guarantee. The loss on the sale of the securities was $217.0 million under Irish GAAP including the $141.6 million under the guarantee.

(F) Net Interest

Exceptional net interest and other expenses were $1,004.0 million.

This includes a charge of $1,045.9 million relating to investments in Elan's investment portfolio, including the investments held by EPIL II and EPIL III. The financial markets for emerging biotechnology, drug delivery and pharmaceutical companies declined significantly during 2002. The investment impairment charge mainly reflects this significant decline in the financial markets and also the impact of weak financial markets on the ability of emerging biotechnology, drug delivery and pharmaceutical companies to raise finance. The charge also includes impairments relating to investments in business ventures and business venture parents.The investment impairments comprise $215.4 million, $575.4 million and $255.1 million in relation to quoted investments, unquoted investments and loans, and securitised investments respectively.

Offsetting this charge was a net gain of $37.7 million on the repurchase of $318.6 million in principal amount at maturity of LYONs. These LYONs, having an accreted value of $190.1 million at the date of purchase, were purchased at an aggregate cost of $149.8 million, resulting in the net gain of $37.7 million after related costs. For further information regarding the LYONs, please refer to Note 16 to the Consolidated Financial Statements.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

FINANCIAL REVIEW
                                      2001

In 2001, Elan incurred net exceptional charges of $964.6 million. These revenues and costs have been included under the statutory format headings to which they relate analysed as follows:


                                                                           SELLING,       RESEARCH
                                                            COST        GENERAL AND            AND         NET
                                             REVENUE     OF SALES    ADMINISTRATIVE     DEVELOPMENT   INTEREST
                                                 (A)         (B)                (C)            (D)         (E)    TOTAL
                                                  $M          $M                 $M             $M          $M       $M

Product rationalisations                    (231.4)       15.6              --              --           --        (215.8)
Rationalisation of research and
 development activities                       (2.0)         --              --             60.5          --          58.5
Pharmaceutical division reorganisation
 costs                                           --        0.4             55.7             --           --          56.1
Acquired IP and product impairment               --         --          1,009.8             --           --       1,009.8
Asset write-downs and other                    5.6         6.8             18.7            18.1          6.8         56.0

Total                                       (227.8)       22.8          1,084.2            78.6          6.8        964.6


(A) Revenue

Exceptional revenue in 2001 primarily relates to product rationalisation revenue of $231.4 million.

(B) Cost of Sales

The exceptional cost of sales is primarily comprised of $15.6 million relating to product rationalisation revenue.

(C) Selling, General and Administrative

Exceptional selling, general and administrative expenses were $1,084.2 million. $1,009.8 million of the exceptional charges relate to impairment charges arising on write-downs of intangible assets. Impairment charges to acquired IP arising from the acquisitions of Neurex and Sano were $500.0 million and $285.2 million, respectively. Impairment charges to patents and licences arising on write-downs of the product intangibles for Naprelan, Ceclor CD and Myambutol were $81.0 million, $94.2 million and $44.4 million, respectively. Other impairments to patents and licences amounted to $5.0 million. Other exceptional selling, general and administrative expenses were $74.4 million. These mainly relate to severance, integration, relocation and similar costs and asset write-downs arising from the integration of Elan's U.S. Biopharmaceuticals business.

Elan acquired Neurex in August 1998 for $810.0 million. Neurex was developing Prialt. The purchase price was primarily allocated to acquired IP. In 2001, Elan wrote down acquired IP arising from the acquisition of Neurex by $500.0 million. This write-down was due to delays in the product launch schedule and reduced revenue projections for Prialt.

Elan acquired Sano in February 1998 for $434.6 million. Sano was developing transdermal drug delivery products. The purchase price was primarily allocated to acquired IP. In 2001, Elan wrote down acquired IP arising from the acquisition of Sano by $285.2 million. The write-down was due to reduced revenue projections from products under development and to Elan's decision to focus its research and development efforts in other areas.

Ceclor CD and Myambutol were written down due to the impact of generic competition on these products during 2001. Generic versions of each of these products were approved and launched in 2001, which reduced projected revenues and profitability from these products. Revenue from Ceclor CD declined by $26.0 million in 2001, from $39.4 million in 2000 to $13.4 million in 2001. Naprelan was written down due to lower than forecasted revenues in 2001 and reduced projected revenue and profitability from this product. The level of promotional support for a product can have a significant impact on the level of revenue generated from that product. Elan does not expect to provide any significant promotional support for Naprelan in the future and this has been reflected in the projections for this product. Revenue from Naprelan declined by $33.6 million in 2001, from $41.8 million in 2000 to $8.2 million in 2001.

(D) Research and Development

Exceptional research and development expenses were $78.6 million in 2001. These mainly relate to severance, integration and similar costs and asset write-downs arising from the re-organisation, closure or scaling back of various drug delivery programmes and sites. Also included were costs of certain research programmes that Elan does not intend to complete. These were the estimated costs incurred pending closure or sale.

(E) Net Interest

Exceptional net interest and other expenses were $6.8 million in 2001. These mainly relate to costs associated with the redemption in March 2001 of the 4.75% exchangeable notes (the "4.75% Exchangeable Notes") of Athena Neurosciences, Inc., a wholly owned subsidiary of Elan ("Athena Neurosciences").

NET INTEREST AND OTHER EXPENSE

Net interest and other expense was $1,170.7 million for 2002 compared to $50.4 million for 2001.

Interest payable and similar charges increased by 349% to $1,309.2 million for 2002 from $291.9 million for 2001, primarily reflecting investment related charges of $1,045.9 million in 2002 compared with $24.1 million in 2001. Interest payable for 2002 includes $47.1 million (2001: $40.3 million) on the 7.25% senior notes due 2008 (the "7.25% Senior Notes"), issued by Athena Neurosciences Finance, LLC, ("Athena Finance") an indirect wholly owned subsidiary of Elan, in February 2001; $37.2 million (2001: $35.4 million) on the EPIL III Notes issued in March 2001; and $43.0 million (2001: $43.0 million) on the EPIL II Notes issued in June 2000. Elan expenses the subsequent funding it provides directly to business ventures. This is expensed within the interest and other expense line. Elan expensed $23.9 million and $24.6 million for this subsequent funding, in 2002 and 2001, respectively.

Income from financial assets decreased by 43% to $138.5 million for 2002 from $241.5 million for 2001. Interest and other income decreased to $86.3 million for 2002 from $159.2 million in 2001, reflecting lower cash balances and reduced investment income during 2002. Gains on financial assets decreased to $12.1 million in 2002 from $80.5 million in 2001. Gains on financial assets in 2001 includes $31.5 million for the sale of approximately 20% of Athena Diagnostics in December 2001. Income from financial assets for 2002 also included a gain of $37.7 million on the repurchase of LYONs. Foreign exchange gains amounted to $2.4 million in 2002 and $1.8 million in 2001.

For additional information regarding net interest and other expense, please refer to Note 5 to the Consolidated Financial Statements.

For additional information regarding indebtedness, please refer to Note 16 to the Consolidated Financial Statements and to "Debt Facilities" in this Financial Review.

TAXATION

Tax on profit on ordinary activities increased by 14% to $19.8 million for 2002 from $17.4 million for 2001. The tax charges reflected tax at standard rates in the jurisdictions in which Elan operates, income derived from Irish patents, which is exempt from tax, foreign withholding tax and the availability of tax losses. Elan's Irish patent derived income was exempt from taxation pursuant to Irish legislation, which exempts from Irish taxation income derived from qualifying patents. Currently, there is no termination date in effect for such exemption.

For additional information regarding taxation, please refer to Note 8 to the Consolidated Financial Statements.

DISCONTINUED OPERATIONS

Following the sale of Athena Diagnostics and the Abelcet business (U.S., Canadian and any Japanese rights to Abelcet and certain related assets), and the return of the dermatology products to GSK, the results of these operations for the year and comparatives have been reported separately as discontinued operations. For additional information on discontinued operations, please refer to Note 7 to the Consolidated Financial Statements.

RETAINED LOSS

Retained loss for the year, after exceptional items, was $3,615.1 million for 2002 compared to a loss of $887.2 million for 2001. Before exceptional items, retained loss was $675.7 million for 2002 compared to a retained profit of $77.4 million for 2001. Basic loss per

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

FINANCIAL REVIEW

share, after exceptional items, was $10.34 for 2002, compared to $2.64 for 2001. Basic loss per share, before exceptional items, was $1.93 for 2002 compared to basic earnings per share of $0.23 for 2001. Diluted loss per share, after exceptional items, was $10.34 for 2002, compared to $2.64 for 2001. Diluted loss per share, before exceptional items was $1.93 for 2002 compared to diluted earnings of $0.22 per share for 2001.

2001 COMPARED TO 2000

REVENUE

Total revenue for 2001 increased by 34% to $1,740.7 million from $1,302.0 million for 2000. Total revenue is analysed as follows:

                                                       2001                 2000
PRODUCT REVENUE                                          $M                   $M


(A) Revenue from Retained Products(1)

U.S. Promoted Products
Maxipime(2)                                           86.3                  7.6
Azactam(2)                                            46.4                  4.5
Zonegran(3)                                           37.8                 12.6
Pain Portfolio(4)                                     15.4                  --
Myobloc(5)                                            10.5                  --
--------------------------------------------------------------------------------
                                                     196.4                 24.7
U.S. Non-promoted Products
Zanaflex(6)                                          161.7                 91.0
Other                                                 47.4                 60.5
--------------------------------------------------------------------------------

                                                     209.1                151.5
--------------------------------------------------------------------------------

Non-U.S. Product Revenue
Abelcet(7)                                            17.2                  8.6
Dilzem                                                12.6                 10.7
Other                                                 61.8                 48.5
--------------------------------------------------------------------------------
                                                      91.6                 67.8
--------------------------------------------------------------------------------
Contract manufacturing and royalties                 113.4                160.1

TOTAL REVENUE FROM RETAINED PRODUCTS                 610.5                404.1


(B) Revenue from Divested Products(8)
--------------------------------------------------------------------------------
Skelaxin                                             117.9                 81.5
Sonata(9)                                              2.3                  --
Abelcet(7)                                            72.0                 55.1
Dermatology(2)                                        61.8                  7.1
Diagnostics                                           51.7                 70.2
Product rationalisations(10)                         231.4                   --
Product sales of rationalised products               101.7                146.5
--------------------------------------------------------------------------------
                                                     638.8                360.4

(C) Co-promotion Fees

--------------------------------------------------------------------------------
Autoimmune                                           15.9                  --
Pharma Marketing                                    141.8                  61.1
--------------------------------------------------------------------------------
                                                    157.7                  61.1
--------------------------------------------------------------------------------
TOTAL PRODUCT REVENUE                             1,407.0                 825.6
--------------------------------------------------------------------------------

CONTRACT REVENUE

--------------------------------------------------------------------------------
Licence fees                                        173.6                 393.0
Pharma Marketing / Autoimmune                        58.7                  27.6
Research revenue & milestones                       101.4                  55.8
--------------------------------------------------------------------------------
TOTAL CONTRACT REVENUE                              333.7                 476.4
--------------------------------------------------------------------------------
TOTAL REVENUE                                     1,740.7               1,302.0
--------------------------------------------------------------------------------

(1) Products described as "Retained Products" include products or businesses not divested and not subject to divestment agreements. Elan may divest such products as part of its recovery plan.

(2)  Acquired pursuant to the acquisition of Dura in November 2000.

(3)  Launched in the United States in May 2000.

(4)  Acquired from Roxane in September 2001.

(5)  Launched in the United States in December 2000.

(6) While Zanaflex was promoted during both 2001 and 2000, it is shown here under "U.S. Non-promoted Products" for consistency with the presentation shown on page A-33.

(7)  Acquired pursuant to the acquisition of Liposome in May 2000.

(8) Products described as "Divested Products" include products or businesses divested since the beginning of 2001, and products or businesses subject to divestment agreements.

(9) Assumed responsibility for U.S. marketing in December 2001. (10) Exceptional product revenue.

REVENUE

Product Revenue

Product revenue, after exceptional items in 2001, increased by 70% to $1,407.0 million for 2001 from $825.6 million for 2000, primarily resulting from product revenue from product rationalisations, the inclusion for a full year in 2001 of product revenue from corporate acquisitions made during 2000, primarily Dura and Liposome, increased revenue from product co-promotion and marketing activities and organic growth. The increase was 43% before exceptional product revenue of $225.8 million in 2001. Product rationalisations, which consisted of the sale of certain product rights and related inventory as described below through outright sale or pursuant to distribution and royalty arrangements, contributed $231.4 million to product revenue in 2001. This amount has been included in exceptional items. Product revenue arising from the acquisitions of Dura and Liposome increased by 775% and 37% to $279.1 million and $87.2 million, respectively, for 2001 as compared to 2000. Product revenue from Zanaflex and Skelaxin increased by 78% and 45% to $161.7 million and $117.9 million, respectively, for 2001 as compared to 2000. Product revenue from product co-promotion and marketing activities, which resulted from Elan's risk-sharing arrangements with Pharma Marketing and Autoimmune, increased by 158% to $157.7 million in 2001 from $61.1 million in 2000. The increase in product revenue for 2001 was offset, in part, by reduced revenue on the products rationalised during 2001 and by reduced revenue from Naprelan and Ceclor CD. Product sales of rationalised products, which represents revenue prior to rationalisation, was $101.7 million for 2001, compared to $146.5 million for 2000. Revenue from Naprelan declined by $33.6 million in 2001, from $41.8 million in 2000 to $8.2 million in 2001, reflecting factors including competition and less promotional focus by Elan. Revenue from Ceclor CD declined by $26.0 million in 2001, from $39.4 million in 2000 to $13.4 million in 2001, reflecting generic competition.

In both 2001 and 2000, Zanaflex accounted for 11% of product revenue. No other product accounted for more than 10% of product revenue in either 2001 or 2000.

Product Rationalisations

During 2001, Elan reorganised its sales force into five groups, consisting of primary care, hospital, neurology, specialty/dermatology and clinical sales consultants. Sales force activity was redirected to promote Zanaflex, Skelaxin, Abelcet, Azactam, Maxipime, Myobloc, Zonegran and Cutivate. Elan also commenced a product acquisition and marketing alliance strategy to access brands meeting certain commercial criteria established by Elan. Conversely, pursuant to its rationalisation programme, Elan rationalised certain of its products that did not meet its commercial criteria. This rationalisation programme generated product revenue and profits for Elan. The commercial criteria on which the promoted products were chosen, and against which product acquisitions or marketing alliances were evaluated, included potential future revenue from the product; whether the product was in a therapeutic area in which Elan marketed products or had pipeline products; whether the product was a niche product; and whether Elan's drug delivery technologies could be utilised to enhance the value of the product. For example, Elan assumed responsibility for the U.S. marketing rights of Sonata in December 2001 pursuant to its marketing alliance with Wyeth and acquired the Roxane pain management products from Roxane in September 2001.

In 2001, Elan rationalised Diastat, Entex, Furadantin, Midrin, Mysoline, Nasalide, Nasarel and Permax. These rationalisations were accomplished through outright sales or pursuant to distribution and royalty arrangements. The rationalised products did not fit with Elan's commercial criteria. Some of these products would also have suffered over time from the withdrawal of promotional support by Elan. In certain cases, the products were also facing other challenges such as the potential for generic competition.

Revenue generated from product rationalisations is recorded as product revenue. Elan recorded net product revenue of $231.4 million from product rationalisations in 2001. This is recorded as exceptional product revenue. The rationalised products generated revenue prior to rationalisation of $101.7 million for 2001, compared to $146.5 million for 2000.

The following table lists each product rationalised in 2001, the Company to which the product was rationalised and the net revenue recorded by Elan in 2001 from the rationalisation. Net income from product rationalisations in 2001 amounted to $215.8 million.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

FINANCIAL REVIEW

                                                             NET REVENUE
PRODUCT RATIONALISED         COMPANY                                  $M


(A) Diastat                  Xcel                                   97.0


(A) Mysoline                 Xcel                                   23.5


(B) Nasarel/Nasalide         IVAX Corporation ("IVAX")              62.6


(C) Permax                   Amarin Corporation, plc ("Amarin")     10.7


(D) Entex                    Andrx Corporation ("Andrx")            12.8


(D) Midrin                   Women First Healthcare, Inc. ("WFHC")  13.6


(D) Furadantin               First Horizon Pharmaceutical
                             Corporation ("First Horizon")          11.2

                                                                   231.4

(A) Diastat/Mysoline

Xcel was formed in January 2001. Xcel is a specialty pharmaceutical company with an initial focus on neurology. Mr Cam Garner, Mr Michael Borer and Mr John Cook, founders of Xcel, were previously employed by Dura, a company Elan acquired in November 2000. Mr James Fares, a founder of Xcel, was previously employed by Elan.

Elan rationalised the product rights and related inventory of Diastat to Xcel on 31 March 2001. Elan subsequently rationalised the product rights and related inventory of Mysoline to Xcel. Both these products fall within Xcel's focus on neurology. Diastat and Mysoline are products used for the treatment of epilepsy. Under the product agreements, Xcel acquired worldwide rights to Diastat and exclusive rights to Mysoline in the United States. Elan received aggregate cash consideration of $160.0 million for Diastat and Mysoline. Elan also had a royalty right of between 5% and 20% on net sales of Mysoline by Xcel. After reducing the carrying value of the related intangible assets, Elan recorded net revenue of $97.0 million and $23.5 million on the rationalisation of Diastat and Mysoline, respectively, in 2001.

On 30 March 2001, Xcel raised net proceeds of $69.6 million from issuing convertible preferred stock. Elan purchased $15.0 million of this convertible preferred stock, representing approximately 16% of Xcel's equity on a fully diluted basis. On this date, two venture capital funds and their affiliates purchased 54% of Xcel's equity on a fully diluted basis.

On 31 March 2001, Elan provided a loan of $99.0 million to Xcel. Elan also provided a $10.0 million line of credit to Xcel, which was drawn down in June 2002.

Mr Erle Mast, who, at the time, was an Elan employee, became a member of Xcel's board of directors in February 2002.

On 1 April 2003, Elan announced that it received $89.5 million in cash from Xcel in exchange for all of Elan's shareholding in, and loans to, Xcel. In addition, the royalty right on net sales of Mysoline was terminated. The net carrying value of the shares and loan notes was written down during 2002 by $34.5 million.

(B) Nasarel/Nasalide

IVAX is engaged in the research, development, manufacturing and marketing of branded and brand equivalent (generic) pharmaceuticals and veterinary products in the United States and international markets. In September 2001, Elan rationalised the product rights and related inventory of Nasarel and Nasalide to IVAX. Elan received cash consideration of approximately $120.0 million for Nasarel and Nasalide and retained a royalty right of between 5% and 10% on net sales of Nasarel and Nasalide by IVAX. After reducing the carrying value of the related intangible assets, Elan recorded net revenue of $62.6 million on the rationalisation of Nasarel and Nasalide in 2001.

(C) Permax

Amarin is a specialty pharmaceutical company focused on neurology and pain management. Mr Thomas Lynch, an employee of Elan and formerly its executive vice chairman, and Mr John Groom, a director of Elan, serve on Amarin's board of directors. Mr Lynch is non-executive chairman of Amarin. Mr Michael Coffee and Mr Donald Joseph, both employees of Amarin, were previously employed by Elan.

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In May 2001, Elan and Amarin entered into a distribution and option agreement, whereby Amarin agreed to market and distribute Permax in the United States, and was granted an option to acquire rights to the product from Elan. Permax is used for the treatment of Parkinson's disease and falls within Amarin's focus on neurology. In September 2001, this agreement was amended, whereby Amarin was appointed the sole distributor of Permax in the United States until August 2002. Elan recorded consideration of $45.0 million under the terms of the amended distribution and option agreement and retained a royalty right of 3.5% on net sales of Permax by Amarin from 1 January 2002 through the date on which Amarin exercised or terminated its option to acquire Permax. In 2001, Elan also recorded a net amount of $6.2 million from Amarin for distribution fees and royalties on sales of Permax. After reducing the carrying value of the Permax intangible and equity accounting, Elan recorded net revenue from Amarin of $16.9 million in 2001 which includes the distribution revenue. Amarin's option to purchase Permax was exercisable between September 2001 and May 2002 for an exercise price of $37.5 million, payable $7.5 million on exercise of the option and $2.5 million in quarterly instalments thereafter, and a royalty of between 7% and 10% on future net sales of Permax by Amarin. The royalty would have been reduced or increased by up to $8.0 million if Permax revenues in 2003 and 2004 are less than (for a royalty reduction) or greater than (for a royalty increase) $26.0 million and $16.0 million, respectively. On 11 March 2002, Amarin exercised its option to acquire Permax and paid Elan the first instalment of the exercise price of $7.5 million.

Elan has not recognised the unpaid option exercise price, but rather intends to record such consideration as it is received due to uncertainties surrounding its ultimate collectibility. In January 2003, in addition to the amendments described below, Elan and Amarin agreed to amend certain terms of their agreements including a reduction of $7.5 million in the total quarterly deferred option payments due to Elan in 2004 and 2005, incurred in connection with the acquisition of the Permax rights by Amarin, and the inclusion of Elan's shares in the registration statement filed for the investors in connection with the private placement described below. Elan has agreed not to sell any of those shares until 1 October 2003, with certain exceptions. Further as described below, Elan and Amarin further amended their agreements in August 2003, such that Amarin may discharge in full its obligations to Elan under the loans referred to above and its remaining obligations to Elan arising from its exercise of the Permax option for a payment of $30.0 million.

In connection with the amended distribution and option agreement, Elan provided a loan of $45.0 million to Amarin. The loan bears interest at a rate equal to London Interbank Offered Rate ("LIBOR") plus a margin of 2%. The loan originally matured on 28 September 2002. In July 2002, the maturity date of the loan was amended to $2.5 million payable in July 2002 (repaid in July 2002), $17.5 million payable in September 2002, $10.0 million payable in September 2003 and $15.0 million payable in September 2004. In January 2003, $19.9 million of this loan, including interest of $2.4 million, was repaid by Amarin and the maturity of the remaining amount of the loan was amended to $10.0 million payable in September 2004 and $15.0 million payable in September 2005. Futher amendments to the agreements with Amarin were entered into during August 2003 and are described below.

During 2001, Elan granted Amarin a purchase option to acquire Zelapar. Zelapar is a fast melt formulation of selegiline for the treatment of Parkinson's disease. The purchase option was amended in January 2003, and was exercisable until 30 days after FDA approval of Zelapar. If Amarin exercised the option Elan would have received approximately $10 million, and may have additionally received revenue-contingent milestone payments of up to $32.5 million. Elan would have also received a royalty of 12.5% on future net sales of Zelapar by Amarin. Futher amendments to the agreements with Amarin were entered into during August 2003 and are described below.

In August 2003, Elan and Amarin agreed to further amend certain terms of their agreements whereby Amarin has until 31 December 2003 to pay $30.0 million to Elan. If Amarin does so, all loans referred to above and outstanding deferred payments due in connection with the purchase of Permax will be discharged in full, and Amarin will be deemed to have exercised its option to acquire Zelapar. Elan will additionally receive a royalty of 12.5% of net sales of Zelapar by Amarin, and may receive a future revenue-contingent milestone payment of $10.0 million in ordinary shares of Amarin if annual sales of Zelapar exceed $20.0 million. Further, in the event that Amarin raises in excess of $40.0 million from financings or specified asset sales by 30 June 2004, Amarin will be obliged to apply half the excess, up to a maximum of $10.0 million, to reduce the rate of the royalty on net sales. The royalty rate will be reduced by 0.5% of net sales for each $1.0 million paid to Elan. If Amarin does not pay Elan $30.0 million by 31 December 2003, then all such debts and deferred payments will become due and payable on demand by Elan and the Zelapar option will be deemed cancelled and non-exercisable. In that event, Elan will additionally be entitled at its option to convert all amounts owed to the Group by Amarin into ordinary shares of Amarin at any time. The amounts owed will be converted into Amarin ordinary shares at a price equivalent to the average closing price per Amarin share for the five days prior to the date that the option to convert is exercised. Amarin granted to Elan fixed and floating security over its assets and business to secure payments due to Elan. This security will be reduced to $5.0 million in the event that Amarin pays the $30.0 million amount referred to above by 31 December 2003. The royalty increase or decrease for Permax based on sales in 2003 and 2004 was eliminated. Amarin is entitled to redeem the Permax royalty at any time by paying $700,000 to Elan. All quarterly payments due in connection with the purchase of Permax and all loan interest payments due are subject to a moratorium that expires on 31 December 2003.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

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FINANCIAL REVIEW

At 31 December 2002, Elan held approximately 27% of the outstanding ordinary shares of Amarin and also held preferred shares convertible into, approximately, an additional 12% of Amarin's equity on a fully diluted basis. On 28 January 2003, Amarin announced the completion of a private placement for gross proceeds of $21.2 million. In connection with this transaction Elan also converted 2,000,000 Amarin convertible preference shares into ordinary shares. As a result of these transactions, Elan's share ownership in Amarin is approximately 26% on a fully diluted basis.

Under Irish GAAP Elan accounted for Amarin using the equity method, based on Elan's fully diluted equity investment in Amarin in 2001 and 2002. Amarin is a related party to Elan. Elan recorded net revenue from Amarin of $4.8 million in 2002 (2001: $16.9 million). Elan's total investment in Amarin at 31 December 2002 amounted to $63.2 million, consisting of loans, including interest, of $44.8 million and $6.5 million and a net equity investment of $11.9 million. As described above, Amarin repaid $17.5 million of this loan and interest of $2.4 million in January 2003. In addition, Elan has trading balances due from Amarin of $13.7 million at 31 December, 2002 (2001:$Nil).

Amarin's financial position at 31 December 2002 was as follows: current assets Sterling29.6 million (2001: Sterling28.6 million), non-current assets Sterling31.0 million (2001: Sterling33.9 million), current liabilities Sterling41.6 million (2001: Sterling36.9 million) and non-current liabilities Sterling22.8 million (2001: Sterling5.2 million).

Amarin's results of operations for the year ended 31 December 2002 were as follows: turnover Sterling40.6 million (2001: Sterling39.2 million), gross profit Sterling22.0 million (2001: Sterling23.4 million), operating loss from continuing operations Sterling20.3 million (2001: Sterling3.5 million) and loss for the financial year Sterling23.0 million (2001: Sterling3.3 million).

(D) Other Product Rationalisations

In June 2001, Elan rationalised the product rights and related inventory of Entex to Andrx. Andrx is a corporation that commercialises controlled-release oral pharmaceuticals using its proprietary drug delivery technologies. Elan received cash consideration of $14.7 million and retained a royalty of 10% on sales of Entex for 10 years from 2002. If annual sales of Entex exceed $10.0 million, Andrx will make additional royalty payments to Elan of 5% on sales in excess of $8.0 million. Elan recorded net revenue of $12.8 million on the rationalisation of Entex in 2001. The royalties are subject to a cap of $0.8 million per annum if Andrx reformulates the product.

In June 2001, Elan rationalised the product rights and related inventory of Midrin to WFHC. WFHC is a specialty pharmaceutical company dedicated to improving the health and well-being of midlife women. Elan received cash consideration of $15.0 million and retained a royalty right of 10% on net sales of Midrin by WFHC for 10 years from 2002. Elan recorded net revenue of $13.6 million on the rationalisation of Midrin in 2001. The maximum annual royalty receivable is $0.5 million from 2003. Elan provided a loan to WFHC in the form of an $11.0 million convertible promissory note. Elan will earn interest on the note at a rate of 7% per annum. The note matures in June 2008. In addition, Elan purchased 400,000 shares of WFHC common stock for $4.0 million.

In December 2001, Elan rationalised the product rights and related inventory of Furadantin to First Horizon for cash consideration of $16.0 million. First Horizon is a specialty pharmaceutical company that markets and sells brand name prescription products. After reducing the carrying value of the Furadantin intangible, Elan recorded net revenue of $11.2 million on the rationalisation of Furadantin in 2001.

Contract Revenue

Contract revenue decreased by 30% to $333.7 million for 2001 from $476.4 million for 2000, primarily reflecting a reduction in licence fees of $219.4 million mainly due to fewer new business venture agreements entered into during 2001, offset, in part, by an increase in research revenue of $45.6 million. Aggregate contract revenue from Pharma Marketing and Autoimmune increased by 113% to $58.7 million in 2001 from $27.6 million in 2000.

Fee revenue from the business venture programme decreased by 46% to $172.5 million for 2001, compared to $321.2 million for 2000. Research revenue from the business venture programme was $15.0 million and $15.4 million in 2001 and 2000, respectively.

Major Customers

Cardinal Health and Pharma Marketing accounted for approximately 14% and 11%, respectively, of Elan's total revenue for 2001. No other customer accounted for more than 10% of revenue in 2001. No customer accounted for more than 10% of revenue in 2000.

COST OF SALES

Cost of sales, after exceptional items, increased by 23% to $386.8 million for 2001 from $315.5 million for 2000. The increase was 33% before exceptional items of $22.8 million in 2001 and $42.0 million in 2000. The increase, before exceptional items, primarily reflects the

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inclusion in 2001 of a full year's product cost of sales from the acquisitions of Dura and Liposome and the increased sales volume on other products such as Zanaflex and Skelaxin. The gross margin on total revenue, before exceptional items, was approximately 76% for 2001 and 79% for 2000. Gross margin on total revenue, after exceptional items, was 78% in 2001 and 76% in 2000. Gross margin on product revenue, before exceptional items, increased to 69% in 2001 from 67% in 2000, primarily reflecting higher revenue from directly marketed products with above average gross margins such as Zanaflex, Skelaxin, Maxipime and Abelcet.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses, after exceptional items, increased by 363% to $1,781.7 million for 2001 from $384.9 million for 2000. The increase was 84% before exceptional items of $1,084.2 million in 2001 and $5.3 million in 2000. The increase, before exceptional items, primarily reflects the inclusion of Dura and Liposome for a full year in 2001 (including a full year's amortisation charges for the related goodwill and intangibles), the expansion of Elan's existing U.S. activities and the building of Elan's European infrastructure. The increases in selling, general and administrative expenses in 2001 that arose from the inclusion of Dura for a full year, the inclusion of Liposome for a full year, the expansion of Elan's existing U.S. activities and the building of Elan's European infrastructure were $167.3 million, $26.9 million, $55.2 million and $19.2 million, respectively.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses, after exceptional items, increased by 32% to $401.9 million for 2001 from $305.3 million for 2000. The increase was 18% before exceptional items of $78.6 million in 2001 and $32.0 million in 2000. The increase, before exceptional items, primarily reflects a higher level of research and development activities in Core Elan, principally for Antegren, AN-1792 and Myobloc, and in Elan Enterprises.

EXCEPTIONAL ITEMS

In 2001, Elan incurred net exceptional charges of $964.6 million.

Exceptional revenue in 2001 primarily relates to product rationalisation revenue of $231.4 million. The exceptional cost of sales related to product rationalisation revenue was $15.6 million.

Exceptional selling, general and administrative expenses were $1,084.2 million in 2001. $1,009.8 million of the exceptional charges relate to impairment charges arising on write-downs of intangible assets. Impairment charges to acquired IP arising from the acquisitions of Neurex and Sano were $500.0 million and $285.2 million, respectively. Impairment charges to patents and licences arising on write-downs of the product intangibles for Naprelan, Ceclor CD and Myambutol were $81.0 million, $94.2 million and $44.4 million, respectively. Other impairments to patents and licences amounted to $5.0 million.

Elan acquired Neurex in August 1998 for $810.0 million. Neurex was developing Prialt. The purchase price was primarily allocated to acquired IP. In 2001, Elan wrote down acquired IP arising from the acquisition of Neurex by $500.0 million. This write-down was due to delays in the product launch schedule and reduced revenue projections for Prialt.

Elan acquired Sano in February 1998 for $434.6 million. Sano was developing transdermal drug delivery products. The purchase price was primarily allocated to acquired IP. In 2001, Elan wrote down acquired IP arising from the acquisition of Sano by $285.2 million. The write-down was due to reduced revenue projections from products under development and to Elan's decision to focus its research and development efforts in other areas.

Ceclor CD and Myambutol were written down due to the impact of generic competition on these products during 2001. Generic versions of each of these products were approved and launched in 2001, which has reduced projected revenues and profitability from these products. Revenue from Ceclor CD declined by $26.0 million in 2001, from $39.4 million in 2000 to $13.4 million in 2001. Naprelan was written down due to lower than forecast revenues in 2001 and reduced projected revenue and profitability from this product. The level of promotional support for a product can have a significant impact on the level of revenue generated from that product. Elan does not expect to provide any significant promotional support for Naprelan in the future and this has been reflected in the projections for this product. Revenue from Naprelan declined by $33.6 million in 2001, from $41.8 million in 2000 to $8.2 million in 2001.

Other exceptional selling, general and administrative expenses were $74.4 million. These primarily relate to severance, integration, relocation and similar costs and asset write-downs arising from the integration of Elan's U.S. Biopharmaceuticals business.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

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FINANCIAL REVIEW

Exceptional research and development expenses were $78.6 million in 2001. These mainly relate to severance, integration and similar costs and asset write-downs arising from the re-organisation, closure or scaling back of various drug delivery programmes and sites. Also included were costs of certain research programmes that Elan does not intend to complete. These were the estimated costs incurred pending closure or sale.

Exceptional net interest and other expenses were $6.8 million in 2001. These mainly relate to costs associated with the redemption in March 2001 of the 4.75% Exchangeable Notes issued by Athena Neurosciences.

In 2000, Elan incurred exceptional charges of $113.6 million. In November 2000, the FDA requested that the pharmaceutical industry voluntarily cease the distribution and marketing of products containing phenylpropanolamine ("PPA"). The Company ceased shipment of the products containing PPA and withdrew them from customers' warehouses and retail shelves. In connection with the termination of this activity, Elan incurred an exceptional charge of $35.6 million, primarily for product returns and the write-off of inventory and product intangible assets. Elan incurred charges of $0.6 million arising from the acquisition of Dura. Elan incurred charges of $10.4 million arising from the termination of certain research and development projects and charges of $21.4 million relating to the write-down of certain intangible assets arising from a change in focus of Elan's business. Elan incurred charges of $22.2 million arising from a rationalisation of its Biopharmaceuticals business unit, primarily relating to severance costs and the transfer of most pharmaceutical distribution activities and certain inventory to one location in the United States, resulting in exceptional inventory write-offs. The remaining exceptional charges primarily related to asset write-downs.

For additional information regarding exceptional charges, please refer to Note 3 to the Consolidated Financial Statements.

NET INTEREST AND OTHER (EXPENSE)/INCOME

Net interest and other expense was $50.4 million for 2001 as compared with net interest and other income of $88.6 million for 2000. Interest payable and similar charges increased by 110% to $291.9 million for 2001 from $138.8 million for 2000, primarily reflecting interest payable of $40.3 million on the 7.25% Senior Notes, interest payable of $35.4 million on the EPIL III Notes issued in March 2001, an increase of $21.1 million due to the inclusion for 2001 of a full year of interest payable on the EPIL II Notes issued in June 2000 and increased financing and other fees. Elan expenses the subsequent funding it provides directly to business ventures. This is expensed within the interest and other expense line. Elan expensed $24.6 million and $10.0 million for this subsequent funding, in 2001 and 2000, respectively. Income from financial assets increased by 6% to $241.5 million for 2001 from $227.4 million for 2000. Interest and other income increased to $159.2 million for 2001 from $112.5 million in 2000. Gains on financial assets decreased to $80.5 million in 2001 from $109.3 million in 2000. Gains on financial assets in 2001 includes $31.5 million for the sale of approximately 20% of Athena Diagnostics in December 2001. Foreign exchange gains amounted to $1.8 million in 2001 and $5.6 million in 2000.

For additional information regarding net interest and other expense, please refer to Note 5 to the Consolidated Financial Statements.

For additional information regarding indebtedness, please refer to Note 16 to the Consolidated Financial Statements and to "Debt Facilities" in this Financial Review.

TAXATION

Tax on profit on ordinary activities increased by 93% to $17.4 million for 2001 from $9.0 million for 2000. The tax charges reflected tax at standard rates in the jurisdictions in which Elan operates, income derived from Irish patents which is exempt from tax, foreign withholding tax and the availability of tax losses. Elan's Irish patent derived income was exempt from taxation pursuant to Irish legislation, which exempts from Irish taxation income derived from qualifying patents. Currently, there is no termination date in effect for such exemption.

For additional information regarding taxation, please refer to Note 8 to the Consolidated Financial Statements.

RETAINED (LOSS)/PROFIT

After exceptional items, retained (loss)/profit for the year decreased to a retained loss of $887.2 million for 2001 from a retained profit of $342.1 million for 2000. Retained profit for the year, before exceptional items, decreased by 83% to $77.4 million for 2001 from $455.7 million for 2000. Basic loss per share, after exceptional items, was $2.64 for 2001, compared to basic earnings per share of $1.19 for 2000. Basic earnings per share, before exceptional items, decreased by 86% to $0.23 for 2001 from $1.59 for 2000. The percentage

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decrease in basic earnings per share, before exceptional items, was greater than the percentage decrease in retained profit, before exceptional items, primarily due to the higher number of Elan's ordinary shares (the "Ordinary Shares") in issue. Elan issued an aggregate of approximately 18 million Ordinary Shares for the exercise of warrants and options during 2001, including approximately 10 million Ordinary Shares on the exercise of the Series A warrants issued by Axogen. Elan also issued approximately 9 million Ordinary Shares in exchange for the 4.75% Exchangeable Notes issued by Athena Neurosciences in November 1997, which were redeemed in March 2001. Diluted loss per share, after exceptional items, was $2.64 for 2001, compared to diluted earnings per share of $1.10 for 2000. Diluted earnings per share, before exceptional items, decreased by 85% to $0.22 for 2001 from $1.46 for 2000.

RISK-SHARING ARRANGEMENTS

PHARMA MARKETING

In June 2000, Elan disposed of royalty rights on certain products and development projects to Pharma Marketing. Pharma Marketing completed a private placement of its common shares to a group of institutional investors, resulting in gross proceeds of $275.0 million. Elan holds no investment in Pharma Marketing and has no representative on its board of directors. Concurrent with the private placement, Pharma Marketing entered into a Program Agreement with Elan. The Program Agreement, which substantially regulates the relationship between Elan and Pharma Marketing, represents a risk-sharing arrangement between Elan and Pharma Marketing. Under the terms of the Program Agreement, Pharma Marketing acquired certain royalty rights to each of the following products for the designated indications (including any other product which contains the active ingredient included in such product for any other designation): (i) Frova, for the treatment of migraine; (ii) Myobloc, for the treatment of cervical dystonia; (iii) Prialt, for the treatment of acute pain and severe chronic pain; (iv) Zanaflex, for the treatment of spasticity and painful spasm; and (v) Zonegran, for the treatment of epilepsy. Pharma Marketing agreed to make payments to Elan in amounts equal to expenditures made by Elan in connection with the commercialisation and development of these products, subject to certain limitations. These payments were made on a quarterly basis based on the actual costs incurred by Elan. Elan did not receive a margin on these payments.

Elan's revenue from Pharma Marketing was $31.3 million for 2002, consisting of $24.0 million for commercialisation expenditures, which has been recorded as product revenue, and $7.3 million for development expenditures, which has been recorded as contract revenue. Pursuant to the Program Agreement, Pharma Marketing utilised all of its available funding by mid-2002. Elan will not receive any future revenue from Pharma Marketing. Elan's revenue from Pharma Marketing was $189.8 million for 2001, consisting of $141.8 million for commercialisation expenditures and $48.0 million for development expenditures. In 2002, the royalty rate on net sales of all designated products was 15.79% on the first $122.9 million of net sales and 3.51% for net sales above $122.9 million. Elan paid aggregate royalties of $24.1 million for 2002. This was recorded as a cost of sales. In 2001, the royalty rate on net sales of Zanaflex was 8.44% on the first $38.0 million of net sales and 1.88% for net sales of Zanaflex above $38.0 million. No royalties were payable on the other products in 2001. Elan paid aggregate royalties of $5.6 million for 2001.

In December 2001, the Program Agreement was amended such that Elan re-acquired the royalty rights to Myobloc and disposed of royalty rights on Sonata to Pharma Marketing. The amendment was transacted at estimated fair value. The board of directors and shareholders of Pharma Marketing approved this amendment. The estimated difference in relative fair value between the royalty rights on Sonata and the royalty rights on Myobloc was $60.0 million. This amount was paid to Pharma Marketing by Elan in cash and was capitalised by Elan as an intangible asset.

Under the original agreements, Elan could have, at its option at any time prior to 30 June 2003, acquired the royalty rights by initiating an auction process. This date was extended to 3 January 2005 under the settlement with Pharma Marketing and Pharma Operating described below. In addition, the holders of Pharma Marketing common shares may initiate the auction process earlier upon the occurrence of certain events. Pursuant to the auction process, the parties will negotiate in good faith to agree on a purchase price, subject to Elan's right to re-acquire the royalty rights at a maximum purchase price. The maximum purchase price was approximately $413 million at 31 December 2002 and increased by approximately 25% annually (less royalty payments). The purchase price was reduced under the settlement with Pharma Marketing and Pharma Operating described below. If the parties are unable to agree on a purchase price and Elan elects not to exercise its right to re-acquire the royalty rights at the maximum purchase price, or if Elan elects not to initiate the auction process prior to the option termination date, Pharma Marketing can dispose of the royalty rights in an auction to the highest bidder or retain the royalty rights. If Elan does not acquire the royalty rights, the royalty rates increase annually up to a maximum blended effective royalty rate of 52.5% on aggregate net sales of the products by 2005.

On 17 January 2003, Elan announced that Pharma Operating had filed a lawsuit in the Supreme Court of the State of New York against Elan and certain of its subsidiaries in connection with the risk-sharing arrangement between the parties. The lawsuit sought, among

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FINANCIAL REVIEW

other things, a court determination that Pharma Operating's approval would be required in the event of a sale by Elan of its interest in Sonata to a third party. On 30 January 2003, Elan, Pharma Operating and its parent Pharma Marketing, agreed to settle the lawsuit and, under the terms of the settlement agreement, Pharma Operating dismissed the litigation between the parties without prejudice. Pursuant to the settlement agreement, effective upon the sale of Sonata to King on 12 June 2003, (i) Elan paid Pharma Operating $196.4 million in cash (representing $225.0 million less royalty payments on all related products paid or due to Pharma Operating from 1 January 2003 through 12 June 2003) to acquire Pharma Operating's royalty rights with respect to Sonata and Prialt and
(ii) Elan's maximum purchase price for the remaining products in the arrangement, Zonegran, Frova and Zanaflex, was reduced to $110.0 million, which will increase at a rate of 15% per annum from 12 June 2003 (less royalty payments made for periods after 12 June 2003). The parties also agreed to extend Elan's purchase option termination date to 3 January 2005 from the original termination date of 30 June 2003.

In connection with the settlement agreement, Elan agreed that it would cause certain subsidiaries in the United States, Ireland, the United Kingdom, Germany, France, Spain and Italy to pledge their accounts receivable from commercial sales of pharmaceutical products and services to Pharma Operating as collateral to secure Elan's obligations in relation to royalty payments under the Pharma Marketing arrangement and the settlement agreement. Elan also agreed that, following the closing of a sale of Sonata, it would grant Pharma Operating additional collateral to the extent that the aggregate value of the collateral package, which is to be tested on a quarterly basis, is less than the maximum purchase price for the royalty rights on Zonegran, Frova and Zanaflex. On 6 March 2003, Elan Pharmaceuticals, Inc. ("EPI") and Pharma Operating entered into a security agreement pursuant to which EPI granted Pharma Operating a first priority security interest in its accounts receivable from commercial sales of pharmaceutical products in the United States. On that same date, Elan and Pharma Operating agreed to the terms of the additional collateral mechanism. On 20 May 2003, Elan Pharma Limited ("EPL") and Pharma Operating entered into a security agreement pursuant to which EPL granted Pharma Operating a security interest in its accounts receivable from commercial sales of pharmaceutical products and services in the United Kingdom. A similar agreement was entered into in relation to Ireland by Elan Pharma Limited (Ireland) on 10 June 2003. Negotiations have not begun for Germany, France, Spain or Italy. The parties have agreed that each of the security agreements will provide for the release of Pharma Operating's lien on any accounts receivable of a product or service in which Elan disposes of all or a substantial portion of its rights. Accordingly, Elan does not expect that any of the security arrangements with Pharma Operating will limit Elan's ability to dispose of assets in connection with the recovery plan.

AUTOIMMUNE

In December 2001, Autoimmune, in an initial tranche, completed a private placement of its common shares to a group of institutional investors, resulting in gross proceeds to Autoimmune of $95.0 million. In the same initial tranche, Elan purchased non-voting preferred shares of Autoimmune's subsidiary for an aggregate purchase price of $37.5 million. Elan had no representative on the board of directors of Autoimmune. The existing group of institutional investors and Elan also committed to a second investment tranche in the same amounts to be completed in April 2003, subject to certain conditions. Autoimmune entered into a Program Agreement with Elan. The Program Agreement, which substantially regulated the relationship between Elan and Autoimmune, represented a risk-sharing arrangement among the companies. Under the terms of the Program Agreement, Autoimmune acquired royalty rights to each of the following products and development projects for the designated indications: (i) Antegren, for the treatment of relapsing forms of MS, moderate-to-severe inflammatory bowel disease, including Crohn's disease and ulcerative colitis, and moderate-to-severe rheumatoid arthritis; (ii) Maxipime, for the treatment of infection; (iii) Azactam, for the treatment of infection; and (iv) Abelcet, for the treatment of severe fungal infection. Autoimmune also acquired royalty rights on certain development projects, as well as any other product subsequently developed or acquired by Elan that had an indication substantially the same as Maxipime, Azactam or Abelcet and that would be in direct competition with Maxipime, Azactam or Abelcet. Autoimmune agreed to make payments to Elan in amounts equal to expenditures made by Elan in connection with the commercialisation and development of these products, subject to certain limitations. These payments were to be made on a quarterly basis based on actual costs incurred by Elan. Elan did not receive a margin on these payments. Elan's revenue from Autoimmune was $68.7 million for 2002, consisting of $38.8 million for commercialisation expenditures, which has been recorded as product revenue, and $29.9 million for development expenditures, which has been recorded as contract revenue. Elan's revenue from Autoimmune was $26.6 million for 2001, consisting of $15.9 million for commercialisation expenditures, and $10.7 million for development expenditures. Elan received no revenue from Autoimmune since June 2002. Elan will not receive any future revenue from Autoimmune. No royalties were payable to Autoimmune by Elan in either 2002 or 2001.

Under the original agreement, Elan could, at its option at any time prior to April 2005, acquire the royalty rights by initiating an auction process. In addition, the holders of the Autoimmune common shares could initiate the auction process earlier upon the occurrence of certain events. If the auction process had not been initiated prior to October 2004, it would have automatically commenced. Pursuant to the auction process, Elan and Autoimmune would have negotiated in good faith to agree on a purchase price, subject to Elan's right to re-acquire the royalty rights at a maximum purchase price. This maximum purchase price increased at various rates, approximately 25% annually, subject to certain conditions.

In July 2002, Elan announced the termination of all agreements relating to the risk-sharing arrangement with Autoimmune. The royalty obligations to Autoimmune were terminated. The total consideration for the royalty rights was $121.0 million which, after taking account of the redemption of Elan's investment of $38.5 million in Autoimmune, resulted in a net cash cost of $82.5 million. Elan expensed $121.0 million as an exceptional selling, general and administrative expense arising from the acquisition of Autoimmune.

CAPITALISATION AND LIQUIDITY

Elan had net debt of $1,295.8 million at 31 December 2002, consisting of outstanding debt of $2,382.3 million, less cash and liquid resources, excluding managed funds, of $1,086.5 million. For additional information regarding Elan's net debt, please refer to Note 30c to the Consolidated Financial Statements.

CASH FLOW

Cash flow from operating activities amounted to $259.6 million for 2002 compared to $524.6 million for 2001. Included in cash flow from operating activities for 2002 was $195.0 million from proceeds of the product disposal programme entered into as part of the recovery plan, consisting of $100.0 million received from Ligand in relation to Avinza, $45.0 million received from Watson in relation to nifedipine, and $50.0 million received from Anesta in relation to Actiq. Cash flow from operating activities for 2001 included $360.9 million from product rationalisations.

Cash outflow from capital expenditure and financial investment amounted to $615.5 million for 2002 compared to $947.3 million in 2001. This comprised net cash expended to acquire tangible and intangible fixed assets of $467.7 million (2001: $394.3 million), a payment of $121.0 million made to acquire product royalty rights held by Autoimmune and $38.5 million received on disposal of an investment in Autoimmune and net cash expended to acquire financial assets of $71.7 million (2001: $553.0 million). Also included was a net cash inflow of $6.4 million from the sale of EPIL III investments in connection with the repayment of the EPIL III debt.

Cash paid for acquisitions was $Nil in 2002, compared to $9.5 million in 2001. Cash of $361.3 million was received in 2002 primarily from the disposal of the Abelcet business. Cash received for the disposal of the remaining holding in Athena Diagnostics (approximately 80%) was $81.8 million; approximately 20% of Athena Diagnostics was disposed in 2001 for $41.9 million.

Elan's initial investment in business ventures and business venture parents, arising from the formation of business ventures, was $Nil and $229.2 million in 2002 and 2001, respectively. Elan invested $83.4 million and $92.2 million in 2002 and 2001, respectively, in business venture parents, apart from such initial investment.

During 2002, Elan had cash outflows from financing activities of $681.1 million, primarily reflecting an outflow of $325.0 million for the repayment of borrowings under the revolving credit facility, a cash outflow of $160.0 million in connection with the maturity of the EPIL III Series A Guaranteed Notes, and repayment of the 3.5% Convertible Notes in the amount of $62.6 million. In December 2002, Elan repurchased approximately 19% of the LYONs for $149.8 million. This is included in the Consolidated Statement of Cash Flows as $126.9 million within financing activities and $22.9 million within returns on investments and servicing of finance.

During 2001, Elan had cash inflows from financing activities of $1,277.6 million, primarily reflecting proceeds of $650.0 million from the issuance of the 7.25% Senior Notes and $550.0 million from the issuance of the EPIL III Notes, net proceeds of $125.0 million from additional borrowings under Elan's revolving credit facility and proceeds of $304.8 million from the issuance of share capital, offset, in part, by the repayment of the 8.43% guaranteed senior notes due June 2002 (the "8.43% Guaranteed Notes") in the amount of $350.0 million.

CASH, LIQUID RESOURCES AND FINANCIAL ASSETS

Cash and liquid resources amounted to $1,086.5 million at 31 December 2002. This includes restricted cash of $29.4 million, consisting of certain of the cash held by EPIL II and EPIL III. Elan also holds other financial assets of $809.4 million, consisting primarily of $368.8 million in unquoted investments and loans, $206.2 million in securitised investments and $96.4 million in quoted investments.

DEBT FACILITIES

At 31 December 2002, Elan had the following amounts outstanding under borrowing facilities, which are unsecured and exchangeable or convertible into Ordinary
Shares:

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

FINANCIAL REVIEW

o    LYONs due 2018--$792.3 million (accreted value at 31 December 2002);

Holders of the LYONs may require Elan to purchase all or any portion of their LYONs on 14 December 2003, 14 December 2008 and 14 December 2013 at a purchase price equal to the issue price plus all accrued original issue discount up to the purchase date. Elan may, at its option, elect to pay the purchase price for the LYONs in cash, by the delivery of American Depositary Shares ("ADSs") representing Ordinary Shares, at the then existing market price, or any combination of cash and ADSs. Elan's right to pay the purchase price for the LYONs by delivering ADSs is subject to certain conditions, including the registration of the ADSs to be delivered under the Securities Act of 1933 and the listing of those ADSs on the New York Stock Exchange ("NYSE"). In addition, under the Companies (Amendment) Act, 1983, and a related shareholder resolution passed on 18 March 2003, the number of ADSs that Elan may issue in payment for the LYONs will be limited to a maximum of 120 million ADSs unless Elan seeks and receives an additional resolution from its shareholders authorising it to issue additional ADSs.

In December 2002, Elan repurchased $318.6 million in principal amount at maturity of LYONs (representing approximately 19% of the originally issued LYONs) in separate privately negotiated purchases. These LYONs, having an accreted value of $190.1 million at the dates of acquisition, were purchased at an aggregate cost of $149.8 million, resulting in a net gain of $37.7 million after related costs at the dates of acquisition. This was a discount of approximately 24% to the accreted value of such LYONs at 14 December 2003 of $196.5 million.

Through 3 June 2003, Elan repurchased an additional $523.7 million in principal amount at maturity of the LYONs (representing approximately 32% of the originally issued LYONs) in separate privately negotiated purchases. The aggregate cost was $310.3 million. This was a discount of approximately 4% to the accreted value of such LYONs at 14 December 2003 of $322.9 million. After taking account of all repurchases up to 3 June 2003, the remaining LYONs have an accreted value at 14 December 2003 of $494.0 million. Elan may purchase additional LYONs in the future and any such purchases may be material. For additional information on the LYONs, please refer to Note 16 to the Consolidated Financial Statements.

At 31 December 2002, Elan had the following principal amounts outstanding under other borrowing facilities:

  o EPIL II Notes Due 2004                       -- $450.0 million;

  o EPIL III Notes Due 2005                      -- $390.0 million; and

  o Athena Finance 7.25% Senior Notes Due 2008   -- $650.0 million.

For additional information regarding Elan's outstanding debt, please refer to
Note 16 to the Consolidated Financial Statements.

PRODUCT ACQUISITIONS AND ALLIANCES

At 31 December 2002, Elan included in creditors $482.2 million relating to future payments and/or future potential payments on products. Of the $482.2 million, $227.2 million is owing at 31 December 2002 and $255.0 million is potentially payable, contingent on future events. Elan is a party to certain product acquisition or alliance agreements that have staged or option payments which may be uncertain in amount, which may be paid at Elan's discretion, such as upon the exercise of an option to acquire the product, or which must be paid upon the occurrence of future events, such as the attainment of pre-determined product revenue targets or other milestones. Elan has accrued $277.6 million within creditors (within one year), including $130.7 million for Maxipime/Azactam, $114.7 million for Sonata and $28.3 million for the Pain Portfolio, and $204.6 million within creditors (after one year), including $146.0 million for Sonata and $49.1 million for the Pain Portfolio.

At 31 December 2001, Elan included in creditors $900.4 million relating to future payments and future potential payments on products. The reduction of $418.2 million from December 2001 to December 2002 primarily reflects product payments made during the year of $234.6 million and contingent product payments avoided of $224.3 million. The contingent product payments avoided relate primarily to Elan's decision not to exercise its option to acquire the dermatology products from GSK during 2002.

For additional information regarding future payments and potential future payments on the acquisition of products, please refer to Note 17 to the Consolidated Financial Statements.

COMMITMENTS AND CONTINGENCIES

On 30 January 2003, Elan, Pharma Operating and its parent, Pharma Marketing, agreed to settle the pending lawsuit and, under the terms of the settlement agreement, effective upon the sale of Sonata to King on 12 June 2003, (i) Elan paid Pharma Operating $196.4 million in cash (representing $225.0 million less royalty payments on all related products paid or due to Pharma Operating from 1 January 2003 through 12 June 2003) to acquire Pharma Operating's royalty rights with respect to Sonata and Prialt and (ii) Elan's maximum purchase price for the remaining products in the arrangement, Zonegran, Frova and Zanaflex, was reduced to $110.0 million, which will increase at a rate of 15% per annum from 12 June 2003 (less royalty payments made for periods after 12 June 2003).

At 31 December 2002, Elan had commitments to invest $3.2 million in healthcare managed funds, compared to $25.6 million in 2001.

The Company has deferred purchase arrangements for certain products, which amount to $4.5 million (2001: $24.5 million). These payments are dependent on various approvals and milestones being met.

For additional information regarding commitments and contingencies, including those related to Autoimmune, Pharma Marketing, lease commitments, capital expenditures, litigation and asset divestitures, please refer to Note 24 and
Note 25 to the Consolidated Financial Statements.

LIQUIDITY

The following table sets out, at 31 December 2002, the main contractual and potential future payments due by period for debt repayments, contractual and potential product acquisition and alliance payments and the potential payments relating to the purchase of royalty rights from Pharma Marketing, after giving effect to the restructuring of the risk-sharing arrangement with Pharma Marketing in January 2003 as described below. These represent the major contractual and potential future payments that may be made by Elan. The table does not include items such as expected capital expenditures on plant and equipment, lease payments or future investments in financial assets such as investments in business ventures.


                                                                                    LESS THAN        1-3     4-5     AFTER 5
CONTRACTUAL AND                                                             TOTAL      1 YEAR       YEARS   YEARS      YEARS
POTENTIAL FUTURE PAYMENTS                                                      $M          $M          $M      $M         $M

Contractual fixed future payments (composed of: $650.0
  million relating to the 7.25% Senior Notes after 5 years;
  $816.9 million relating to the LYONs in less than one year
  (representing accreted value at 14 December 2003); remaining amounts are payments for
 product acquisitions and alliances of $227.2 million)                   1,694.1       991.6       52.5      --       650.0

Securitised debt (EPIL II Notes and EPIL III Notes)                        840.0         --       840.0      --          --
Contractual contingent future payments on product acquisitions and
 alliances of $207.7 million                                               207.7       102.9       98.7      --         6.1

Potential future payments (composed of: $335.0 million relating to the Pharma Marketing risk-sharing arrangements; the remaining amounts are payments for product acquisitions and alliances of
 $47.3 million)                                                            382.3       225.0      157.3      --          --
------------------------------------------------------------------------------------------------------------------------------
Totals                                                                   3,124.1     1,319.5     1,148.5     --       656.1
------------------------------------------------------------------------------------------------------------------------------

The LYONs have been included in contractual fixed future payments for 2003. Holders of the LYONs may require Elan to purchase all or a portion of their LYONs on 14 December 2003, 14 December 2008 and 14 December 2013 at a purchase price equal to the issue price plus all accrued original issue discount up to the purchase date. The maturity date for the LYONs is 2018. As the LYONs are exchangeable by the holders into ADSs representing Ordinary Shares, the probability of holders requiring Elan to purchase all or a portion of their LYONs on 14 December 2003 is dependent upon the trading price of Elan's ADSs on that date. If such price does not increase sufficiently prior to 14 December 2003 or if Elan does not amend, subject to the acceptance of such amendment by the holders of the LYONs, the terms of the LYONs, the holders of the LYONs are likely to require Elan to repurchase their LYONs. In that event, Elan may, at its option, elect to pay the purchase price for the LYONs in cash, by the delivery of ADSs representing Ordinary Shares, at the then existing market price, or any combination of cash and ADSs. Elan's right to pay the purchase price for the LYONs by delivering ADSs is subject to certain conditions, including the registration of the ADSs to be delivered under the Securities Act of 1933 and the listing of those ADSs on the NYSE. In addition, under the Companies (Amendment) Act, 1983, and a related shareholder resolution passed on 18 March 2003, the number of ADSs that Elan may issue in payment for the LYONs will be limited to a maximum of 120.0 million ADSs unless Elan seeks and receives an additional resolution from its shareholders authorising it to issue additional ADSs.

Through 3 June 2003, Elan repurchased an additional $523.7 million in principal amount at maturity of the LYONs (representing approximately 32% of the originally issued LYONs) in separate privately negotiated purchases. The aggregate cost was $310.3 million.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

FINANCIAL REVIEW

This was a discount of approximately 4% to the accreted value of such LYONs at 14 December 2003 of $322.9 million. After taking account of all repurchases up to 3 June 2003 the remaining LYONs have an accreted value at 14 December 2003 of $494.0 million.

The table above includes potential future payments of $225.0 million falling due within one year and $110.0 million falling due after one year relating to risk-sharing arrangements with Pharma Marketing. On 30 January 2003, Elan announced that it had agreed with Pharma Marketing and Pharma Operating to settle their then pending lawsuit and, under the terms of the settlement agreement, effective upon the sale of Sonata to King on 12 June 2003, (i) Elan paid Pharma Operating $196.4 million in cash (representing $225.0 million less royalty payments on all related products paid or due to Pharma Operating from 1 January 2003 through 12 June 2003) to acquire Pharma Operating's royalty rights with respect to Sonata and Prialt and (ii) Elan's maximum purchase price for the remaining products in the arrangement, Zonegran, Frova and Zanaflex, was reduced to $110.0 million, which will increase at a rate of 15% per annum from 12 June 2003 (less royalty payments made for the periods after 12 June 2003).

During 2002, the two major rating agencies covering Elan's debt downgraded Elan's debt rating. Both rating agencies rate Elan's debt as sub-investment grade debt. None of Elan's debt has a rating trigger that would accelerate the repayment date upon a change in rating.

Elan's current debt ratings are as follows:

                                        STANDARD & POOR'S            MOODY'S
                                                   RATING          INVESTORS
                                                 SERVICES            SERVICE

Athena Finance 7.25% Senior Notes                   CCC                Caa2
LYONs                                                CC                  Ca
EPIL II Notes                                        CC                  Ca
EPIL III Notes                                       CC                  Ca


The agreements governing certain of Elan's outstanding indebtedness contain various restrictive covenants that restrict the Group's ability to, among other things, incur additional indebtedness (including intercompany indebtedness), create liens and other encumbrances, enter into transactions with related parties, sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, some of these agreements require Elan to maintain certain financial ratios. Elan does not currently, and does not expect in the foreseeable future to have the ability to incur any additional indebtedness under certain of these covenants. This inability to incur additional indebtedness (including intercompany indebtedness), together with certain other events, such as the class action and derivative litigations and the SEC investigation pending against Elan, the decline in price of Elan's shares and the downgrade of Elan's debt rating, have materially adversely affected its financial flexibility, including its ability to access sources of external financing for its business. As a result, Elan's ability to meet its liquidity requirements and capital needs may be materially adversely impacted. These events may have a material adverse impact on Elan's business, results of operations, liquidity and financial condition. For additional information on the shareholder litigation and SEC investigation, please refer to Note 25 to the Consolidated Financial Statements.

As a result of Elan's failure to timely complete and file with the SEC Elan's Annual Report on Form 20-F for its fiscal year ended 31 December 2002, on 30 June 2003, Elan defaulted under certain covenants contained in the agreements governing the EPIL II Notes and the Series B and Series C Guaranteed Notes issued by EPIL III. The covenants required that Elan provide to each of the holders of such notes Elan's audited consolidated financial statements, together with an officer's certificate relating thereto, on or prior to 29 June 2003. On 15 July 2003, Elan also defaulted under a covenant contained in the indenture governing the 7.25% Senior Notes that required Elan to file its 2002 Annual Report on Form 20-F with the SEC on or prior to 15 July 2003.

Commencing on 29 July 2003, Elan received a series of separate agreements from a majority of the holders of the EPIL II Notes and the holders of the Series B and Series C Guaranteed Notes waiving compliance by Elan with the applicable covenants described above. The series of waivers was effective through 5 September 2003. With the completion of this Annual Report and Form 20-F and the expected filing with the SEC of Elan's 2002 Annual Report on Form 20-F, the defaults described above will be cured in all respects. In the absence of the waivers, the defaults under the EPIL II Notes and the Series B and Series C Guaranteed Notes would have become events of default on 30 July 2003. In the absence of the completion and filing with the SEC of Elan's 2002 Annual Report on Form 20-F, the default under the indenture governing the 7.25% Senior Notes would become an event of default on 16 September 2003.

Elan believes that it has sufficient current cash, liquid resources and realisable assets and investments to meet its near-term liquidity requirements. Longer-term liquidity requirements will need to be met out of future operating cash flows, financial and other asset realisations and future financing. However, certain events, including material adverse legal judgements, fines, penalties or settlements arising from Elan's pending litigation or governmental investigations, a material deterioration in Elan's operating performance as a result of Elan's inability to timely receive marketing approval for products under development or otherwise or the occurrence of other circumstances or events described under "Risk Factors", could materially adversely affect its ability to meet its liquidity requirements.

Elan continually evaluates its liquidity requirements, capital needs and availability of resources in view of, among other things, its alternative uses of capital, its debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. As a result of this process, Elan has in the past and may in the future seek to raise additional capital, restructure or refinance its outstanding debt, repurchase Ordinary Shares or ADSs, repurchase its outstanding debt, including the LYONs, in the open market or pursuant to privately negotiated transactions, consider the sale of interests in subsidiaries, marketable investment securities or other assets or the rationalisation of products, or take a combination of such steps or other steps to increase or manage its liquidity and capital resources. Any such actions or steps could be material. In the normal course of business, Elan may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investments and other business opportunities. In the event of any future acquisitions, capital expenditures, investments or other business opportunities, Elan may consider using available cash or raising additional capital, including the issuance of additional debt.

SHAREHOLDERS' FUNDS

Shareholders' funds at 31 December 2002 decreased to $1,460.0 million from $5,054.5 million at 31 December 2001, a decrease of $3,594.5 million. This decrease was comprised principally of $3,615.1 million in retained loss for the year.

CAPITAL EXPENDITURE AND INVESTMENT

The decrease in intangible fixed assets to $2,079.5 million at 31 December 2002 from $4,526.2 million at 31 December 2001 primarily reflects the impairment charges for goodwill arising from the acquisition of Dura, Liposome, Quadrant and Sano of $854.9 million, $111.8 million, $78.2 million and $2.4 million, respectively, and impairment charges to acquired IP arising from the acquisitions of Sano and Axogen of $87.4 million and $28.4 million, respectively. It also reflects impairment charges for licences and patents of $421.8 million, which primarily relate to the pain product line acquired from Roxane ($86.3 million), Myobloc ($77.7 million), Delsys ($45.7 million), Naprelan ($35.7 million), Myambutol ($32.7 million), dermatology products ($29.8 million) and Frova ($29.4 million). Intangible fixed assets with a net book value of $412.3 million were disposed of during the year, comprising principally $320.2 million in relation to Abelcet intangibles. The intangible assets amortisation charge for 2002 amounted to $264.5 million and contingent product payments of $224.3 million were terminated in 2002. The increase in tangible fixed assets to $459.3 million at 31 December 2002 from $401.1 million at 31 December 2001 primarily reflects the growth in assets employed in Elan's development, manufacturing, selling and marketing infrastructure. The decrease in non-current financial fixed assets to $734.6 million at 31 December 2002 from $1,957.1 million at 31 December 2001 primarily reflects impairment charges of $1,045.9 million and disposals of $392.4 million, offset by additions of $174.4 million.

Elan's capital expenditures during 2002 amounted to $182.3 million. During 2003, Elan expects to spend approximately $30 million on capital expenditures.

During 2002, Elan incurred research and development expenditures of $517.3 million. Elan anticipates that its research and development expenditures for 2003 will be lower than the amount incurred in 2002.

Elan believes that its current and planned manufacturing, research, product development and corporate facilities are adequate for its current and projected needs. Elan will use its resources to make such capital expenditures as are necessary from time to time and also to make investments in the purchase or licensing of products and technologies and in marketing and other alliances with third parties to support Elan's long term strategic objectives.

POST BALANCE SHEET EVENTS

For information regarding post balance sheet events, please refer to Note 29 to the Consolidated Financial Statements.

U.S. GAAP

Elan's financial statements have been prepared under Irish GAAP, which differs in certain significant respects from U.S. GAAP. The primary differences between Elan's financial results under Irish and U.S. GAAP arise due to:

o The accounting for the acquisition of Dura using acquisition (purchase) accounting under Irish GAAP and using pooling of interests (merger) accounting under U.S. GAAP;

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

FINANCIAL REVIEW

o The implementation of SAB 101 under U.S. GAAP which results in differences in the accounting for revenue between Irish and U.S. GAAP. SAB 101 does not apply under Irish GAAP;

o The expensing of acquired in-process research and development ("IPR&D") costs under U.S. GAAP, which amounts were capitalised under Irish GAAP; and

o The consolidation of EPIL and EPIL II under Irish GAAP. Under U.S. GAAP, EPIL (prior to March 2001) and EPIL II have not been consolidated, as they are qualifying special purpose entities within the meaning of SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS No. 125"), as grandfathered under SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 140"). EPIL was a qualifying special purpose entity and was not consolidated under U.S. GAAP prior to March 2001. In March 2001, its qualifying status was terminated.

Net loss under Irish GAAP was $3,615.1 million for 2002 compared to a net loss of $2,362.3 million for 2002 under U.S. GAAP. This difference of $1,252.8 million primarily reflects:

o An impairment charge of $854.9 million arising from a write down of goodwill recorded on the acquisition of Dura under Irish GAAP. This impairment charge did not arise under U.S. GAAP; and

o Other impairment charges of $249.6 million arising under Irish GAAP. These impairment charges did not arise under U.S. GAAP as such amounts were previously expensed as acquired IPR&D costs under U.S. GAAP in 1998 and 2000.

Shareholders' equity at 31 December 2002 amounted to $1,460.0 million under Irish GAAP compared to $826.9 million under U.S. GAAP, primarily reflecting the carrying value under Irish GAAP of intangible assets that were previously expensed as acquired IPR&D costs under U.S. GAAP, and the deferral of revenue under U.S. GAAP due to the implementation of SAB 101.

For additional information regarding the material differences between Irish GAAP and U.S. GAAP, please refer to Note 33 to the Consolidated Financial Statements.

RESTATEMENT

Elan has restated its U.S. GAAP financial results as of and for the fiscal year ended 31 December 2001 to consolidate EPIL III from its date of establishment on 15 March 2001. Under U.S. GAAP, EPIL III has historically been accounted for by Elan as a qualifying special purpose entity and has not, therefore, been consolidated. In addition, Elan has adjusted its previously announced unaudited U.S. GAAP financial information as of and for the fiscal year ended 31 December 2002 to give effect to the consolidation of EPIL III and to consolidate Shelly Bay, an entity established by Elan, from 29 June 2002 through 30 September 2002. Shelly Bay acquired certain financial assets from EPIL III on 29 June 2002. Under Irish GAAP, EPIL III has been accounted for as a consolidated subsidiary since its date of establishment in accordance with the requirements of FRS 5, "Reporting the Substance of Transactions" ("FRS 5"). Therefore, the 2001 restatement does not affect the Irish GAAP financial information contained in this Annual Report and Form 20-F. For additional information regarding the restatement and the adjustments please refer to Note 33 to the Consolidated Financial Statements.

2002 COMPARED TO 2001 (U.S. GAAP)

Total revenue for 2002 decreased by 22% to $1,455.1 million from $1,862.5 million for 2001.

Total revenue under U.S. GAAP was higher than under Irish GAAP by $122.1 million for 2002 and by $121.8 million for 2001. Product revenue under U.S. GAAP was $1,101.2 million for 2002 (2001: $1,432.3 million), compared to $1,204.5 million
(2001: $1,407.0 million) under Irish GAAP. Contract revenue under U.S. GAAP was $353.9 million (2001: $430.2 million), compared to $128.5 million (2001: $333.7 million) under Irish GAAP.

For 2002, the $103.3 million difference between product revenue under Irish GAAP and U.S. GAAP arose principally due to the deferral under U.S. GAAP of $117.1 million of product revenue related to the disposals of certain rights related to Avinza, Actiq and nifedipine. Under U.S. GAAP Elan deferred and amortised this revenue as it committed to provide services to the purchasers. For example, Elan manufactures Avinza and nifedipine. Elan recognised $37.6 million of product revenue under U.S. GAAP from disposal of these product rights in 2002, net of related intangible assets of $6.1 million. Elan recognised $154.7 million of product revenue under Irish GAAP from the disposal of these product rights in 2002, net of related intangible assets of $38.9 million. The amounts of deferred revenue under U.S. GAAP for Avinza, Actiq and nifedipine are $96.7 million, $12.7 million and $40.5 million respectively at 31 December 2002.

Contract revenue was higher under U.S. GAAP than under Irish GAAP for both 2002 and 2001 due to the impact of SAB 101. The total difference in contract revenue between U.S. GAAP and Irish GAAP was $225.4 million for 2002 (2001: $96.5 million). This primarily relates to the deferral and amortisation of up-front licence fees under U.S. GAAP, where such amounts were recognised upon receipt by Elan in prior periods under Irish GAAP. For 2002, Elan recorded contract revenue related to the amortisation of up-front licence fees under U.S. GAAP of $234.7 million (2001: $287.2 million), compared to licence fees recorded under Irish GAAP of $7.1 million (2001: $173.6 million).

For additional information on the differences related to revenue recognition between Irish GAAP and U.S. GAAP, please refer to Note 33f to the Consolidated Financial Statements.

Other charges of $2,153.4 million for 2002 were principally comprised of investment and guarantee related charges of $1,443.0 million and recovery plan related and other charges of $710.4 million. Other charges of $710.4 million include $706.4 million for the impairment of tangible and intangible assets and $77.5 million for the impairment of goodwill, offset by a $177.9 million gain on the disposal of Abelcet and Athena Diagnostics.

Other charges of $374.8 million for 2001 were principally comprised of asset write-downs of $210.4 million and rationalisation, integration and similar costs of $120.5 million. Asset write-downs primarily related to Ceclor CD and Naprelan.

Net loss after other charges in 2002 was $2,362.3 million compared to net income of $268.9 million in 2001. This decrease primarily reflects a decline in revenue and the impact of other charges.

2001 COMPARED TO 2000 (U.S. GAAP)

Total revenue for 2001 increased by 22% to $1,862.5 million from $1,521.4 million for 2000.

Product revenue for 2001 increased by 37% to $1,432.3 million from $1,046.6 million for 2000. This increase in product revenue primarily resulted from organic growth, revenue from product rationalisations and increased revenue from product co-promotion and marketing activities. Product rationalisations, which consisted of the disposition of non-core products through outright sale or pursuant to distribution and royalty arrangements, contributed $251.1 million to product revenue in 2001. Product revenue from rationalisations in 2001 under Irish GAAP was $231.4 million. The difference between U.S. and Irish GAAP relates to equity accounting for Amarin. Under Irish GAAP, Amarin was required to be equity accounted for on a fully diluted basis in 2001, whereas under U.S. GAAP Amarin was required to be equity accounted for on a common stock basis in 2001. Zanaflex, the dermatology products, Skelaxin and Maxipime contributed increased revenue for 2001 of $70.7 million, $46.3 million, $36.4 million and $35.5 million, respectively, compared to 2000. Product revenue from co-promotion and marketing activities increased by $96.6 million for 2001 as compared to 2000. The increase in product revenue was offset, in part, by reduced revenue on the products rationalised during 2001 and by reduced revenue from Naprelan. Product sales of rationalised products, which represents revenue prior to rationalisation, was $101.7 million for 2001, compared to $229.2 million for 2000. Revenue from Naprelan declined by $33.6 million in 2001, reflecting competition and less promotional focus by Elan.

Contract revenue decreased by 9% to $430.2 million for 2001 from $474.8 million for 2000. Elan recorded contract revenue of $287.2 million in 2001 under SAB 101, compared with $286.2 million in 2000. SAB 101 requires the deferral and amortisation of up-front licence fees where there is a continuing involvement with the licensed asset through the provision of research and development services, manufacturing services or other such activities. Elan implemented SAB 101 in the fourth quarter of 2000. For the year ended 31 December 2000, Elan recorded a non-cash charge of $344.0 million, under U.S. GAAP, for the cumulative effect of this accounting change, relating to revenue recognised in periods up to 31 December 1999.

Other charges of $374.8 million for 2001 were principally comprised of asset write-downs of $210.4 million and rationalisation, integration and similar costs of $120.5 million. Asset write-downs primarily related to Ceclor CD and Naprelan.

Other charges of $445.7 million for 2000 were principally comprised of acquired IPR&D of $246.0 million, Dura merger costs of $35.5 million, product withdrawal costs of $35.6 million and rationalisation, integration and similar costs of $128.6 million.

Net income, before the cumulative effect of the accounting change for SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") of $7.8 million in 2001, and before the cumulative effect of the impact of SAB 101 of $(344.0) million in 2000, increased to $261.1 million for 2001 compared to $49.5 million for 2000. This increase reflects increased revenue, offset, in part, by a decrease in interest and other income, an increase in interest expense and by higher operating expenses. Net income after the cumulative effect of the accounting changes in 2001 and 2000 was $268.9 million in 2001 compared to a net loss of $294.5 million in 2000.

CASH FLOW (U.S. GAAP)

2002

Cash and cash equivalents decreased by $585.5 million in 2002. Net cash of $148.3 million was generated from operating activities. Included in cash flow from operating activities for 2002 was $195.0 million from proceeds of the product disposal programme entered into as part of the recovery plan, consisting of $100.0 million received from Ligand in relation to Avinza, $45.0 million received from Watson in relation to nifedipine, and $50.0 million received from Anesta in relation to Actiq.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

FINANCIAL REVIEW

Cash outflows from investing activities were $63.1 million. This amount included $315.5 million for purchases of intangible assets; purchases of investments and marketable investment securities of $200.8 million and purchases of tangible assets of $170.2 million. Also included was a payment of $121.0 million to acquire the royalty rights held by Autoimmune. Cash inflows from the disposal of tangible and intangible assets were $8.6 million and $9.4 million, respectively. Disposals of investments and marketable investment securities resulted in a cash inflow of $283.3 million including $38.5 million on the redemption of the Autoimmune investment and $9.3 million from the sale of EPIL III assets in connection with the repayment of EPIL III debt. Cash of $361.3 million was received in 2002 primarily from the disposal of the Abelcet business. Cash received for the disposal of the remaining holding in Athena Diagnostics (approximately 80%) was $81.8 million; approximately 20% of Athena Diagnostics was disposed in 2001 for $41.9 million.

Financing cash outflows amounted to $681.9 million, primarily reflecting an outflow of $325.0 million on the repayment of the Revolving Credit Facility, a cash outflow of $160.0 million in connection with the maturity of the EPIL III Series A Guaranteed Notes, and repayment of the 3.5% Convertible Notes in the amount of $62.6 million. Financing cash outflows also included a cash outflow of $126.9 million on the repurchase of approximately 19% of the LYONs (a further $22.9 million related to this LYONs repurchase is included as interest paid within operating activities). Financing cash inflows of $148.0 million reflect the proceeds received in June 2002 by Shelly Bay from borrowings under a three month bank facility. The $148.0 million was repaid in September 2002.

2001

Cash and cash equivalents increased by $796.9 million in 2001. Net cash of $523.7 million was generated by operating activities. Included in cash flow from operating activities for 2001 was $360.9 million for product rationalisations.

Cash outflows in respect of investing activities were $1,368.2 million, principally comprised of $1,208.8 million to purchase investments and marketable investment securities and $301.0 million in additions to intangible assets, offset, in part, by $216.8 million in disposals of investments and marketable securities.

Financing cash inflows amounted to $1,642.1 million, principally due to the issuance of $650.0 million of Athena Finance 7.25% Senior Notes, $550.0 million from the issuance of EPIL III Notes and proceeds of $304.8 million from the issuance of share capital.

EPIL II

Under U.S. GAAP, EPIL II has not been consolidated as a subsidiary of Elan. Elan has provided a direct guarantee to the holders of the loan notes of EPIL II for the repayment of the loan notes and the payment of any unpaid interest. In the event that EPIL II does not meet its obligations to pay amounts due to the noteholders, the noteholders may call upon the Elan guarantee.

For additional information on the guarantee provided by Elan to the noteholders of EPIL II, please refer to Notes 16 and 33g to the Consolidated Financial Statements.

INFLATION

Inflation had no material impact on Elan's operations during the year.

TREASURY POLICY

Elan uses derivative financial instruments primarily to reduce exposures to market fluctuations in foreign exchange rates. Elan does not enter into derivative financial instruments for trading or speculative purposes. The treasury function operates within strict terms of reference which have been approved by Elan's board of directors.

EXCHANGE RISK

Elan is a multinational business operating in many countries. The U.S. dollar is the primary currency in which Elan conducts its business. The U.S. dollar is used for planning and budgetary purposes and as the currency for financial reporting. Elan has revenues, costs, assets and liabilities denominated in currencies other than U.S. dollars. The Group manages its non-U.S. dollar foreign exchange risk through derivative financial instruments.

The U.S. dollar is the base currency against which all identified transactional foreign exchange exposures are managed and hedged. The principal risks to which Elan is exposed are movements in the exchange rates of the U.S. dollar against the Euro, Sterling, Swiss Franc and Japanese Yen. The main exposures are net costs in Euro arising from a manufacturing and research presence in Ireland and the sourcing of raw materials in European markets.

During 2002, average exchange rates were EUR1.0577 = U.S.$1. Elan sells U.S. dollars to buy Euro for costs incurred in Euro. The recent strengthening of the Euro against the U.S. dollar will result in a higher reported cost related to Elan's Euro cost base in 2003 compared to 2002. However, Elan does not expect this to be material.

All derivative contracts entered into are in liquid markets with credit approved counterparties.

For additional information regarding foreign exchange risk, please refer to Note 22 to the Consolidated Financial Statements.

INTEREST RATE RISK

Elan's liquid funds are invested primarily in U.S. dollars except for the working capital balances of subsidiaries operating outside of the United States. Interest rate risk is mainly confined to the variability of returns on investment funds as the majority of Elan's debt is fixed rate. The Group's exposure to interest rate risk is actively monitored and managed with an average duration of less than three months. By calculating an overall exposure to interest rate risk rather than a series of individual instrument cash flow exposures, the Company can more readily monitor and hedge these risks. Duration analysis recognises the time value of money and in particular, prevailing interest rates by discounting future cash flows.

For additional information regarding interest rate risk, please refer to Note 22 to the Consolidated Financial Statements.

CREDIT RISK

Elan's treasury function transacts business with counterparties that are considered to be low investment risk. Credit limits are established commensurate with the credit rating of the financial institution that business is being transacted with. Elan does not believe that it has a significant exposure to any one financial counterparty.

Elan does not currently transact significant business in countries that are subject to political and economic uncertainty. As a result, Elan is not materially exposed to any sovereign risk or payment difficulties.

LIQUIDITY RISK

For additional information regarding liquidity risk and for sensitivity analysis information, please refer to Note 22 to the Consolidated Financial Statements.

EQUITY PRICE RISK (U.S. GAAP)

Elan is exposed to equity price risks primarily on its available for sale securities which consist of equity investments in quoted companies. At 31 December 2002, available for sale securities had a fair value of $165.5 million and had a cost of $160.1 million. These investments are primarily in emerging pharmaceutical and biotechnology companies. A 10% adverse change in equity prices would result in an approximate $17 million decrease in the fair value of Elan's available for sale equity securities.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

DIRECTORS' REPORT

INTRODUCTION

The directors submit their Annual Report, together with the audited financial statements of Elan, for the year ended 31 December 2002.

REVIEW OF THE DEVELOPMENT OF THE BUSINESS

Elan is a worldwide, fully integrated biopharmaceutical company, headquartered in Dublin, Ireland, with its principal research, development, manufacturing and marketing facilities located in Ireland, the United States and the United Kingdom.

A review of the operations and development of the business and the background to its results and position at 31 December 2002 is set out in the Operating and Financial Reviews on pages A-5 to A-61 of this report.

Information on legal proceedings pending against Elan is contained in Note 25 to the Consolidated Financial Statements.

POST BALANCE SHEET EVENTS

For additional information on post balance sheet events, please refer to Note 29 to the Consolidated Financial Statements.

RESEARCH AND DEVELOPMENT

During the year ended 31 December 2002, Elan's expenditure on research and development, after exceptional items, amounted to $517.3 million compared to $401.9 million, after exceptional items, for the year ended 31 December 2001.

FINANCIAL RESULTS AND DIVIDENDS

The results for the year are set out beginning on page A-77 of this Annual Report. The directors do not propose the payment of a dividend.

PRESENTATION OF FINANCIAL STATEMENTS

This Annual Report and Form 20-F is a requirement for foreign companies with securities registered with the SEC. For the year ended 31 December 2002, the Company has continued to prepare one Annual Report meeting the reporting requirements of the Company pursuant to Irish company law, the listing rules of the Irish Stock Exchange and the United Kingdom Listing Authority (the "Listing Rules"), and the rules and regulations of the SEC in the United States.

HEALTH AND SAFETY

The well being of the Company's employees is safeguarded through the strict adherence to health and safety standards. The Safety, Health and Welfare at Work Act, 1989, imposes certain requirements on employers and the Company has taken the necessary action to ensure compliance with the Act, including the adoption of a safety statement.

DIRECTORS

In accordance with Elan's Articles of Association, Dr Armen, Mr Crowley, Ms Gray and Dr McIntyre hereby retire, and being eligible, offer themselves for re-election. Following their appointment on 4 February 2003, Mr Martin and Mr Daniel retire and offer themselves for election. Mr Groom is not standing for re-election at the forthcoming Annual General Meeting.

DIRECTORS' INTERESTS

The beneficial interests of those persons who were directors and secretary of Elan at the year end, including their spouses and children under eighteen years of age, in the Ordinary Shares of the Company were as follows:


                                                                                           OPTIONS AND WARRANTS TO PURCHASE
                                   ORDINARY SHARES; PAR VALUE 5 EURO CENTS EACH     ORDINARY SHARES; PAR VALUE 5 EURO CENTS EACH
--------------------------------------------------------------------------------------------------------------------------------
                                                      AT                    AT                     AT                   AT
                                        31 DECEMBER 2002      31 DECEMBER 2001       31 DECEMBER 2002     31 DECEMBER 2001

Garo H. Armen, PhD.                             170,000                 20,000               587,000               37,000
Brendan E. Boushel                              838,698                803,698                47,000               47,000
Laurence G. Crowley                                   --                    --                37,000               37,000
William F. Daniel*                               15,000                 15,000               342,000              162,000
Alan R. Gillespie, C.B.E. PhD.                        --                    --                37,000               37,000
Ann Maynard Gray                                  3,500                   500                  5,000                5,000
John Groom                                      510,000                435,000               343,720              343,720
Kieran McGowan                                    1,200                   200                 15,000               15,000
Kevin M. McIntyre, MD.                          179,356                179,356                42,000               42,000
Kyran McLaughlin                                      --                    --                15,000               15,000
Dennis J. Selkoe, MD.                           163,175                163,221               108,648              114,150
Richard L. Thornburgh                               200                   200                 37,000               37,000
Daniel P. Tully                                 137,548                 22,548                15,000               15,000

*   Secretary -- appointed to the board on 4 February 2003

FORMER DIRECTORS (RESIGNED 9 JULY 2002)

Donal Geaney                                   1,153,971             1,143,971             2,584,393            2,584,393
Thomas Lynch                                    800,000                800,000             1,312,000            1,312,000


The following changes in directors' interests occurred between 31 December 2002 and 25 August 2003. Dr Armen and Armen Partners LP purchased a total of 100,000 shares, Mr Daniel purchased a total of 35,000 shares, Dr Gillespie purchased a total of 120,000 shares, Mr Martin purchased a total of 215,000 shares and Mr Tully purchased a total of 40,000 shares. Options held at 31 December 2002 and 2001 by Dr Armen (12,000), Mr Boushel (12,000) and Dr McIntyre (12,000) expired unexercised on 6 July 2003.

As more fully described in Note 21 to the Consolidated Financial Statements, Elan previously issued 1,250,000 Series B Warrants (the "Series B Warrants") in connection with the Neuralab offering. These expired on 14 January 2003. Mr Boushel, Mr Daniel, Dr McIntyre and Mr Groom held a total of 21,500 Series B Warrants, exercisable for an aggregate of 43,000 ADSs, which are included in the table above at 31 December 2002 and 2001. All such Series B Warrants expired unexercised in January 2003.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

DIRECTORS' REPORT

DIRECTORS' OPTIONS



                                                                                                          WEIGHTED AVERAGE
                                                                                                              SUBSCRIPTION
                                                                                                                  PRICE OF
                                                                                                                   OPTIONS
                                                    AT                                             AT       OUTSTANDING AT
                                        1 JANUARY 2002      GRANTED      EXPIRED     31 DECEMBER 2002     31 DECEMBER 2002

Garo H. Armen, PhD.                           37,000      550,000           --               587,000      3.69
Brendan E. Boushel                            37,000           --           --                37,000      24.91
Laurence G. Crowley                           37,000           --           --                37,000      26.31
William F. Daniel*                           161,000      180,000           --               341,000      17.25
Alan R. Gillespie, C.B.E. PhD.                37,000           --           --                37,000      26.31
Ann Maynard Gray                               5,000           --           --                 5,000      54.85
John Groom                                   316,720           --           --               316,720      17.87
Kieran McGowan                                15,000           --           --                15,000      35.49
Kevin M. McIntyre, MD.                        37,000           --           --                37,000      24.91
Kyran McLaughlin                              15,000           --           --                15,000      35.49
Dennis J. Selkoe, MD.                        114,150           --        5,502               108,648      16.91
Richard L. Thornburgh                         37,000           --           --                37,000      26.31
Daniel P. Tully                               15,000           --           --                15,000      35.49



*    Secretary -- appointed to the board on 4 February 2003

FORMER DIRECTORS (RESIGNED 9 JULY 2002)

Donal Geaney                               2,576,893            --          --           2,576,893           17.65
Thomas Lynch                               1,310,000            --          --           1,310,000           30.77



No options were exercised during the year ended 31 December 2002. Options outstanding at 31 December 2002 are exercisable at various dates between January 2003 and August 2012. The closing market price at 31 December 2002, on the NYSE, of the Company's ADSs was $2.46. During the year ended 31 December 2002, the closing market price ranged from $1.05 to $44.80 per ADS.

On 6 February 2003, following his appointment as President and Chief Executive Officer of Elan, Mr Martin received an option to purchase 1,000,000 shares at a price of $3.85 per share. On 1 May 2003, Dr Armen received an option to purchase 450,000 shares at a price of $3.84 per share and Mr Daniel received an option to purchase 6,000 shares at a price of $3.84 per share. All options are granted at the market price on the day on which they are granted.

Options held at 1 January 2002 and 31 December 2002 by Dr Armen (12,000), Mr Boushel (12,000) and Dr McIntyre (12,000) expired unexercised on 6 July 2003.

DIRECTORS' REMUNERATION


                                                               YEAR ENDED 31 DECEMBER

                                                           2002                      2002
                                            2002         ANNUAL        2002       BENEFIT         2002       2001
                                     SALARY/FEES          BONUS     PENSION       IN KIND        TOTAL       TOTAL
EXECUTIVE DIRECTORS:                       $(1)            $(2)           $             $            $           $

Donal Geaney                          520,000          640,000       50,352         4,332    1,214,684    2,986,614
John Groom                                  --              --           --            --           --      937,500
Thomas Lynch                          395,000          500,000       67,875            --      962,875    1,626,103
                                      915,000        1,140,000      118,227         4,332    2,177,559    5,550,217


Average number of executive directors                                                                2            3


(1)  Includes amounts paid before resignations on 9 July 2002.

(2) Mr Geaney received a total bonus of $1.0 million in respect of 2001, of which $360,000 was paid in 2001 and disclosed in the 2001 Annual Report and Form 20-F and the balance of $640,000 was paid in 2002. Mr Lynch received a bonus of $500,000 in 2002 in respect of 2001.

On 9 July 2002, Mr Geaney and Mr Lynch resigned as chairman and vice-chairman of the board, respectively, as well as from their respective positions as officers of Elan. Under the terms of the agreements signed on 9 July 2002, Mr Geaney and Mr Lynch will continue as employees of Elan as senior advisers to the chairman until 31 July 2004 at their then current base salaries and shall be entitled to continue to receive the pension and other benefits to which they were then entitled. They are not entitled to any future bonuses. The remuneration paid to them after 9 July 2002 is shown under payments to former directors.


                                                                    YEAR ENDED 31 DECEMBER

                                                                   2002                     2002
                                                     2002        ANNUAL        2002      BENEFIT          2002   2001
                                              SALARY/FEES         BONUS     PENSION      IN KIND         TOTAL  TOTAL
NON-EXECUTIVE DIRECTORS:                                $             $           $            $             $      $

Garo H. Armen, PhD.                                62,500          --           --           --       62,500    48,750
Brendan E. Boushel                                 50,000          --           --           --       50,000    56,250
Laurence G. Crowley                                65,000          --           --           --       65,000    60,000
Alan R. Gillespie, C.B.E. PhD.                     46,250          --           --           --       46,250    48,750
Ann Maynard Gray                                   58,750          --           --           --       58,750    35,000
John Groom                                        240,000          --           --           --      240,000        --
Kieran McGowan                                     58,750          --           --           --       58,750    48,750
Kevin M. McIntyre, MD.                             70,000          --           --           --       70,000    63,750
Kyran McLaughlin                                   68,750          --           --           --       68,750    48,750
Dennis J. Selkoe, MD.                             100,000          --           --           --      100,000   107,500
Richard L. Thornburgh                              56,250          --           --           --       56,250    48,750
Daniel P. Tully                                    58,750          --           --           --       58,750    48,750
                                                  935,000          --           --           --      935,000   615,000

Average number of non-executive directors                                                                 12        11



On 12 February 2002, Elan entered into a consultancy agreement with Mr Groom. On 1 April 2002, EPI entered into a consultancy agreement with Dr Selkoe. Dr Selkoe is also a party to a consultancy agreement with Athena Neurosciences. For additional information regarding these consultancy agreements, please refer to "Service Contracts" in this Directors' Report.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

DIRECTORS' REPORT

Dr Selkoe received $50,000 and $62,500 from Elan in 2002 and 2001, respectively, under consultancy agreements. Mr Groom received $200,000 in 2002 under a consultancy agreement.

                                           2002             2001
                                          TOTAL            TOTAL
PAYMENTS TO FORMER DIRECTORS:                 $                $

James Balog                              20,000            20,000
Donal Geaney                            554,684                --
Thomas Lynch                            442,875                --
Donald Panoz                            160,000           160,000
Nancy Panoz                              25,000            25,000

                                      1,202,559           205,000


BOARD OF DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

Directors

Garo H. Armen, PhD (50) was appointed a director of Elan in February 1994 and was appointed chairman of Elan in July 2002. He has been chairman and chief executive officer of Antigenics, Inc. ("Antigenics") since its initial public offering in February 2000 and held the same positions in its predecessor, Antigenics, LLC since its formation in 1994. Previously, Dr Armen was with Dean Witter Reynolds as a senior vice president of research and with E.F. Hutton & Company as first vice president, research.

Brendan E. Boushel (73) was appointed a director of Elan in January 1980. From 1966 until his retirement in 1994, Mr Boushel was a partner in the Irish law firm of T.T.L. Overend McCarron & Gibbons. Mr Boushel also holds a number of private company directorships.

Laurence G. Crowley (66) was appointed a director of Elan in March 1996. He is governor (chairman) of the Bank of Ireland. He is presently chairman of PJ Carroll & Co. and is a director of a number of private companies.

William F. Daniel(1) (51) was appointed a director of Elan in February 2003. He has served as the Company's secretary since December 2001, having joined Elan in March 1994 as group financial controller. In July 1996, he was appointed group vice president, finance, group controller and principal accounting officer. From 1990 to 1992, Mr Daniel was financial director of Xtravision, plc.

Alan R. Gillespie, C.B.E. PhD (53) was appointed a director of Elan in March 1996. He is chairman of Ulster Bank Limited. From November 1999 until November 2002, he was chief executive officer of CDC Group, plc and was previously a managing director of Goldman Sachs International.

Ann Maynard Gray (58) was appointed a director of Elan in February 2001. She was formerly president of Diversified Publishing Group of Capital Cities/ABC, Inc. Ms Gray is a director of Duke Energy Corporation and The Phoenix Companies, Inc., and is a trustee of J.P. Morgan Funds.

John Groom (65) was appointed a director of Elan in July 1996 and served as president and chief operating officer from then until his retirement in January 2001. Mr Groom was president, chief executive officer and director of Athena Neurosciences prior to its acquisition by Elan in 1996. Mr Groom serves on the boards of Ribozyme, Ligand, CV Therapeutics and Amarin and continues to serve Elan in an advisory capacity. Mr Groom is not standing for re-election at the forthcoming Annual General Meeting.

Kieran McGowan (59) was appointed a director of Elan in December 1998. From 1990 until his retirement in December 1998, he was chief executive of IDA Ireland. He is a director of CRH, plc, Irish Life and Permanent, plc, United Drug, plc, Enterprise Ireland, An Post National Lottery Company Ltd., and a number of private companies.

Kevin M. McIntyre, MD (67) was appointed a director of Elan in February 1984. He is an associate clinical professor of medicine at Harvard Medical School and has served as a consultant to the National Academy of Sciences.

Kyran McLaughlin (59) was appointed a director of Elan in January 1998. Since 1985, he has been head of equities and corporate finance at Davy Stockbrokers, Ireland's largest stockbroker firm. He is a director of Ryanair Holdings, plc and is a director of a number of private companies.

G. Kelly Martin(1) (44) was appointed a director of Elan in February 2003 following his appointment as president and chief executive officer. He was formerly president of the International Private Client Group and a member of the executive management and operating committee of Merrill Lynch & Co., Inc. He spent over 20 years at Merrill Lynch & Co., Inc. in a broad array of operating and executive responsibilities on a global basis.

Dennis J. Selkoe, MD (59) was appointed a director of Elan in July 1996, following Elan's acquisition of Athena Neurosciences, where he served as a director since July 1995. Dr Selkoe was a founder of, and consultant to, Athena Neurosciences. Dr Selkoe, a neurologist, is a professor of neurology and neuroscience at Harvard Medical School. He also serves as co-director of the Center for Neurologic Disease at The Brigham and Women's Hospital.

The Honorable Richard L. Thornburgh (71) was appointed a director of Elan in March 1996. He served as governor of Pennsylvania for two terms and as attorney general of the United States from 1988 to 1991. He is presently of counsel to the law firm of Kirkpatrick & Lockhart LLP in Washington, D.C. He was appointed lead independent director of the Company in May 2002.

Daniel P. Tully (71) was appointed a director of Elan in February 1999. He is a chairman emeritus of Merrill Lynch & Co., Inc., where he served as chairman of the board from 1993 to 1997, and was its chief executive officer from 1992 to 1996. He served as vice chairman of the NYSE from 1994 to 1995, vice chairman of the American Stock Exchange from 1984 to 1986 and chairman of the board of governors of the National Association of Securities Dealers from 1996 to 1997.

One third of the directors retire annually by rotation. Officers serve at the discretion of the board of directors. Directors of Elan are compensated with fee payments (with additional payments where directors are members of board committees) and are reimbursed for travel expenses to and from board meetings.

(1) Member of executive management committee.

Senior Management

Paul Breen (46) is executive vice president, global services and operations. He joined Elan in July 2001. Prior to joining Elan, he was vice president and joint managing director of Pfizer Pharmaceuticals Ireland. Prior thereto, he was vice president and managing director of Warner-Lambert Company's Irish operations.

Shane Cooke(1) (41) joined Elan as executive vice president and chief financial officer in July 2001. Prior to joining Elan, Mr Cooke was chief executive of Pembroke Capital Limited, an aviation leasing company, and prior to that held a number of senior positions in finance in the banking and aviation industries. Mr Cooke is a chartered accountant and a graduate of University College Dublin.

Jean Duvall(1) (42) was appointed executive vice president and general counsel in May 2003, having held a number of senior legal positions at Elan, most recently senior vice president, legal affairs of EPI. Prior to joining Athena Neurosciences in 1994, she held positions at Alza Corporation and at the law firm of Morgan and Finnegan.

Lars Ekman, MD, PhD (53) is president, research and development. He joined Elan in January 2001. Prior to joining Elan, he was responsible for research and development at Schwarz Pharma AG since 1997. He is a board certified surgeon with a PhD in experimental biology and has held several clinical and academic positions in both the United States and Europe. From 1984 to 1997, Dr Ekman was employed in a variety of senior scientific and clinical functions in Pharmacia.

Arthur Falk, PhD (58) joined Elan as executive vice president, corporate compliance, in May 2001. Dr Falk has 30 years experience in analytical research, quality and compliance within the pharmaceutical industry. Prior to joining Elan, he was the vice president, corporate quality, safety and environmental affairs and managing compliance officer for the worldwide operations of the Warner-Lambert Company.

Jack Laflin (55) joined Elan as executive vice president, human resources, in January 2003. Mr Laflin was most recently vice president, human resources, at Invensys, plc based in London. Prior thereto, he held senior positions in Kulicke and Soffa Industries, Inc, ALG Group, Harris Corporation and with the General Electric Company.

Ivan Lieberburg, MD, PhD (54) is executive vice president, chief scientific and medical officer, of Elan, where he has held a number of senior positions, most recently senior vice president of research. Prior to joining Athena Neurosciences in 1987, Dr Lieberburg held faculty positions at the Albert Einstein School of Medicine and Mt. Sinai School of Medicine.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

DIRECTORS' REPORT
Seamus Mulligan (43) was appointed as executive vice president, business and corporate development, in 1999, and additionally is responsible for managing Elan Enterprises since its creation in mid-2002. Prior thereto, he was president, Elan Pharmaceutical Technologies, from July 1996. Mr Mulligan joined Elan in 1984.

Timothy Wright (45) joined Elan in March 2001 and was appointed as president, global commercial operations, in July 2002. Prior to joining Elan, Mr Wright served as senior vice president of Cardinal Health. Prior thereto, he served in a number of senior positions with Dupont Merck Pharmaceuticals, Inc. in the United States, Canada and in Europe.

(1) Member of executive management committee.

No director or officer has a family relationship with any other director or officer.

COMPENSATION OF DIRECTORS AND OFFICERS

For the year ended 31 December 2002, all executive officers and directors as a group (22 persons) received total compensation of $8.6 million.

Elan reimburses officers and directors for their actual business-related expenses. For the year ended 31 December 2002, an aggregate of $0.2 million was set aside or accrued by Elan to provide pension, retirement and other similar benefits for directors and officers. Elan maintains certain health and medical benefit plans for its employees in which Elan's officers participate along with other employees generally.

For additional information on pension benefits for Elan employees, please refer to Note 28 to the Consolidated Financial Statements, and to pages A-167 and A-168.

TRANSACTIONS WITH DIRECTORS

There were no transactions with directors during the year ended 31 December 2002 other than as outlined in Note 27 to the Consolidated Financial Statements.

SIGNIFICANT SHAREHOLDINGS

As of 31 December 2002, Capital Research and Management Company owned 40,604,000 Elan ADSs representing approximately 11.6% of the issued share capital of the Company. Capital Research and Management Company held approximately 9% and 8% of the share capital of the Company at 31 December 2001 and 2000 respectively. Fidelity Management and Research Company held approximately 5% and 6% of the share capital of the Company at 31 December 2001 and 2000, respectively. Between 31 December 2002 and 25 August 2003, Capital Research and Management increased its shareholding by a net 590,000 ADSs to 41,194,000 ADSs, representing 11.8% of the issued share capital. During 2003, Fir Tree, Inc. acquired Elan ADSs and as of 30 June 2003 held 15,495,000 ADSs, representing 4.4% of the issued share capital. Save for these interests, the Company is not aware of any person who, directly or indirectly, holds 3% or more of the issued share capital. None of Capital Research and Management Company, Fidelity Management and Research Company nor Fir Tree, Inc. have voting rights different from other shareholders.

The following table sets forth certain information regarding the beneficial ownership of Ordinary Shares at 25 August 2003 by all directors and officers of Elan as a group (either directly or by virtue of ownership of Elan ADSs):



                                                           NO. OF    PERCENT OF
NAME OF OWNER OR IDENTITY OF GROUP                         SHARES      CLASS(1)

All directors and officers as a group (16 persons)(2)    4.1 million     1.2%


(1)  Based on 350.8 million Ordinary Shares outstanding on 25 August 2003 and
     1.5 million Ordinary Shares issuable upon the exercise of currently exercisable options held by directors and officers as a group as of 25 August 2003.

(2) Includes 1.5 million Ordinary Shares issuable upon exercise of currently exercisable options held by directors and officers of Elan as a group as of 25 August 2003.

No options were exercised by executive officers during the year ended 31 December 2002. Options outstanding at 31 December 2002 are exercisable at various dates between January 2003 and August 2012.

There were no options exercised by executive officers to acquire Elan ADSs in the period from 31 December 2002 to 25 August 2003.

Elan, to its knowledge, is not directly or indirectly owned or controlled by another entity or by any government. Elan does not know of any arrangements, the operation of which might result in a change of control of Elan.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The following statement, which should be read in conjunction with the Auditors' Report set out on pages A-75 and A-76 of this Annual Report, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the financial statements.

Irish company law requires the directors to ensure that financial statements are prepared for each financial year which give a true and fair view of the state of affairs of Elan Corporation, plc and of the Group and of the profit or loss for that year.

With regard to the financial statements on pages A-77 to A-171 of this Annual Report, the directors have determined that it is appropriate that they continue to be prepared on a going concern basis and consider that in their preparation:

o Suitable accounting policies have been selected and applied consistently; o Judgements and estimates that are reasonable and prudent have been made; and

o    Applicable accounting standards have been followed.

The directors have a responsibility for ensuring that proper books of account are kept which disclose with reasonable accuracy at any time the financial position of the Group and of Elan Corporation, plc and which enable them to ensure that the financial statements comply with the Companies Acts (the "Companies Acts"), 1963 to 2001, and all regulations to be construed as one with those Acts. They also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

SERVICE CONTRACTS

Save as set out below, there are no service contracts in existence between any of the directors and Elan.

o On 12 February 2002, Elan entered into a consultancy agreement with Mr Groom, a director of Elan, whereby Mr Groom agreed to provide certain consultancy services to be agreed from time to time at a rate of $200,000 per annum, together with reimbursement of properly incurred out-of-pocket expenses. The consultancy agreement is expected to continue until Mr Groom has reached the age of 70 years (being a period of approximately 5 years from the date of publication of this Annual Report and Form 20-F).

o On 7 January 2003, Elan and EPI entered into an agreement with Mr Martin such that Mr Martin was appointed president and chief executive officer of Elan effective 3 February 2003. Mr Martin's annual salary under this agreement is $798,000. He is eligible for an annual bonus in a target amount equal to his salary depending on the achievement of established performance goals. Mr Martin was granted an initial option to purchase 1,000,000 Ordinary Shares with an exercise price of $3.85 and vesting in three equal instalments on 31 December 2003, 31 December 2004 and 31 December 2005. It is anticipated that Elan will grant an additional option to Mr Martin to purchase 1,000,000 Ordinary Shares with an exercise price equal to the fair market value of the shares on the date of grant, vesting on the same basis and dates as the initial option grant, following Elan's 2003 Annual General Meeting.

Commencing in 2004, Mr Martin will be considered for additional option grants during the term of the agreement consistent with Elan's annual option grant practices.

The agreement continues until 31 December 2005 and can be extended for a further year on each anniversary of that date thereafter unless 90 days notice is given by Elan or Mr Martin prior to the applicable anniversary date. In general, if Mr Martin's employment is involuntarily terminated (other than for cause or disability) or Mr Martin leaves for good reason, Elan will continue to pay his salary and target bonus for the following two years and his outstanding options will immediately accelerate and remain outstanding for the following two years. If, during the first two years of the agreement, Elan undergoes a change in control and Mr Martin is involuntarily terminated, then Mr Martin will receive the benefits outlined in the preceding sentence together with a cash payment equal to the hypothetical value of the options to purchase 1,000,000 Ordinary Shares anticipated to be granted following Elan's 2003 Annual General Meeting, to the extent not then granted, and a lump sum payment in an amount equal to $5.0 million if the change of control occurs in the first year of the term, or $3.0 million if it occurs in the second year of the term.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

DIRECTORS' REPORT

Mr Martin will be eligible to participate in the pension, medical, disability and life insurance plans applicable to senior executives in accordance with the terms of those plans. He may also receive financial planning and tax support and advice from the provider of his choice at a reasonable and customary annual cost.

o On 1 July 1986, Athena Neurosciences entered into a consultancy agreement with Dr Selkoe whereby Dr Selkoe agreed to provide certain consultancy services in the field of AD for a fee to be fixed annually, together with the reimbursement for all reasonable travel and other expenses incurred. The consultancy agreement renews automatically, unless notice of termination is provided 60 days prior to the anniversary date. No such notice has been provided.

On 1 April 2002, EPI entered into a consultancy agreement with Dr Selkoe whereby Dr Selkoe agreed to provide certain consultancy services, including services in the field of immunological approaches to the treatment of AD for a period of one year for a fee not to exceed $12,000.

ACCOUNTING RECORDS

The directors believe that they have complied with Section 202 of the Companies Act, 1990 with regard to books of account by employing financial personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account of Elan Corporation, plc are maintained at its office in Monksland, Athlone, County Westmeath, Ireland.

POLITICAL DONATIONS

There were no political contributions which require disclosure under the Electoral Act, 1997.

SUBSIDIARY COMPANIES

For additional information regarding significant subsidiary and associated undertakings, please refer to Note 32 to the Consolidated Financial Statements.

AUDITORS

In accordance with Section 160(2) of the Companies Act, 1963, the auditors, KPMG, Chartered Accountants, will continue in office.

On behalf of the board, 3 September 2003

Garo Armen, chairman                 Kyran McLaughlin, director

CORPORATE GOVERNANCE

POLICIES

Elan is committed to the highest standards of corporate governance and compliance. The Company complies with the provisions of The Combined Code as defined below.

In 1998, the Hempel Committee on Corporate Governance reviewed and brought together the guidelines and codes which had been developed by the Cadbury and Greenbury Committees and produced The Combined Code--Principles of Good Governance and Code of Best Practice ("The Combined Code"). The Combined Code was adopted by the London Stock Exchange in June 1998 and by the Irish Stock Exchange in December 1998. One of the requirements of The Combined Code is that listed companies make a statement in relation to how they have complied with this code.

In early 2002, a review of the Company's corporate governance structures and procedures was undertaken by the Company's and the directors' external legal advisors, Shearman & Sterling and Wachtell Lipton Rosen & Katz, respectively. Resulting from this review, on 31 May 2002 the board of directors adopted a set of corporate governance guidelines and established four board committees, as set out below, to replace the previous three board committees. The corporate governance guidelines include a definition of director independence based on the standards proposed by the NYSE. This review will be updated during 2003 following publication of the final standards proposed by the NYSE.

THE BOARD

The roles of chairman and chief executive officer are separated. The board includes 11 independent, non-executive directors who constitute a majority of the board. In addition, the board has appointed the Honorable Richard L. Thornburgh as lead independent director, in accordance with the provisions of The Combined Code and best corporate governance practice in the United States and Ireland. As a matter of policy and good corporate governance, the majority of the board shall comprise non-executive directors who are independent of management and free of any relationship that, in the view of the board, could interfere with the exercise of independent judgement as a director. The board regularly reviews its responsibilities and those of its committees and management. The board meets regularly throughout the year, and all of the directors have full and timely access to the information necessary to enable them to discharge their duties. The board has reserved certain matters to its exclusive jurisdiction, thereby maintaining control of the Company and its future direction. All directors are appointed by the board, as nominated by its nominating committee, and subsequently elected by the shareholders. Procedures are in place where directors and committees, in furtherance of their duties, may take independent professional advice, if necessary, at the Company's expense. The board has delegated authority over certain areas of the Company's activities to four standing committees, as more fully described below. Each of these committees has a written charter approved by the board. The board held 15 meetings during 2002.

EXECUTIVE COMMITTEE

The executive committee exercises the authority of the board during the interval between board meetings, except to the extent that the board has delegated authority to another committee or to other persons, or has reserved authority to itself or as limited by Irish law. The members of the committee are Dr Armen, chairman, Mr Crowley, Ms Gray, Mr McLaughlin and Mr Tully. The executive committee held 9 formal meetings during 2002.

AUDIT COMMITTEE

The audit committee, composed entirely of non-executive directors, helps the board in its general oversight of the Company's accounting and financial reporting practices, internal controls and audit functions, and is directly responsible for the appointment, compensation and oversight of the work of Elan's independent auditors. The audit committee periodically reviews the effectiveness of the system of internal financial control. It monitors the adequacy of internal accounting practices, procedures and controls, and reviews all significant changes in accounting policies. The committee meets regularly with the internal and external auditors and addresses all issues raised and

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

CORPORATE GOVERNANCE
recommendations made by them. The members of the committee are Mr McLaughlin, chairman, Dr Gillespie and Mr McGowan. During 2002, the audit committee held 8 formal meetings.

COMPENSATION COMMITTEE

The compensation committee, composed entirely of non-executive directors, reviews the compensation philosophy and policies of the Company with respect to executive compensation, fringe benefits and other compensation matters. The committee determines the compensation of the chief executive officer and other executive directors and reviews the compensation of the other members of the executive management. The committee also administers the Company's share option plans. The members of the committee are Dr McIntyre, chairman, Mr Crowley, Ms Gray and Mr Tully. During 2002, the compensation committee held 11 formal meetings. For more information, see "Report of the Compensation Committee".

NOMINATING COMMITTEE

The nominating committee, composed entirely of non-executive directors, reviews on an ongoing basis the membership of the board of directors and of the board committees and the performance of the directors. It recommends new appointments to fill any vacancy that is anticipated or arises on the board of directors. It reviews and recommends changes in respect of the functions of the various committees of the board. The members of the committee are Mr Thornburgh, chairman, Ms Gray, Mr McGowan, Mr McLaughlin and Mr Tully. During 2002, the nominating committee held 2 formal meetings.

RELATIONS WITH SHAREHOLDERS

Elan communicates regularly with its shareholders throughout the year, including following the release of quarterly and annual results, and after major developments. All shareholders are given adequate notice of the Annual General Meeting.

INTERNAL CONTROL

The board of directors has overall responsibility for the Group's system of internal control and for monitoring its effectiveness. Management is responsible for the planning and implementation of the system of internal control and ensuring that these controls apply throughout the Group. The system of internal control is designed to provide reasonable, but not absolute, assurance against material misstatement or loss.

The key procedures that have been established to provide effective internal control include:

o A clear focus on business objectives is set by the board having considered the risk profile of the Group;

o A formalised risk reporting system. Significant business risks are addressed at each board meeting;

o A clearly defined organisational structure under the day to day direction of its chief executive officer. Defined lines of responsibility and delegation of authority have been established within which the Group's activities can be planned, executed, controlled and monitored to achieve the strategic objectives which the board has adopted for Elan;

o A comprehensive system for reporting financial results to the board. This includes a budgeting system with an annual budget approved by the board. The board compares actual results with budgeted results regularly. Management accounts are prepared on a timely basis. They include a profit and loss account, balance sheet, cash flow and capital expenditure report, together with an analysis of performance of key operating divisions and subsidiaries;

o A system of management and financial reporting, treasury management and project appraisal. Management is responsible for reporting to the board on its progress in achieving objectives. The system of reporting covers trading activities, operational issues, financial performance, working capital, cash flow and asset management. This reporting happens in a timely and regular manner. In this context, progress is monitored against annual budgets and longer term objectives; and

o Establishment of Corporate Compliance and Internal Audit departments which review key systems and controls.

The directors reviewed the Group's system of internal control and also examined the full range of risks affecting the Group and the appropriateness of the internal control structures to manage and monitor these risks. This process involved a confirmation that appropriate systems of internal control were in place throughout the financial year and up to the date of signing of these financial statements. It also involved an assessment of the ongoing process for the identification, management and control of the individual risks and of the role of the various Group Risk Management Functions and the extent to which areas of significant challenges facing the Group are understood and are being addressed. No material unaddressed issues emerged from this assessment. The directors confirm that they have reviewed, in accordance with the Turnbull Guidance, the effectiveness of the Group's systems of internal control for the year ended 31 December 2002.

GOING CONCERN

The directors, having made inquiries, believe that Elan has adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

REPORT OF THE COMPENSATION COMMITTEE

The terms of reference for the committee are to determine the compensation, terms and conditions of employment of the chief executive officer and other executive directors and to review the recommendations of the chief executive officer with respect to the remuneration and terms and conditions of employment of the Company's senior management. The committee also exercises all the powers of the board of directors to issue Ordinary Shares on the exercise of share options and to generally administer the Company's share option plans.

The chief executive officer attends meetings of the committee except when his own remuneration is being considered.

Each member of the committee is nominated to serve for a three year term subject to a maximum of two terms of continuous service.

For additional information regarding directors' remuneration, shareholdings and share options, please refer to Note 6 to the Consolidated Financial Statements and "Directors' Interests", "Directors' Options" and "Directors' Remuneration" in the Directors' Report.

Remuneration Policy

The Company's policy on executive directors' remuneration is to set remuneration levels which are appropriate for its senior executives having regard to their substantial responsibilities, their individual performance and the performance of the Company as a whole. It is the policy of the committee to set remuneration levels after a review of remuneration packages of executives in the pharmaceutical industry. During 2002, the committee took external advice from independent benefit consultants on executive remuneration. In framing remuneration policy, consideration has been given to Section B of the Code of Best Practice of The Combined Code as issued by the London and Irish Stock Exchanges.

The typical elements of the remuneration package for executive directors include basic salary and benefits, annual cash incentive bonus, pensions and participation in share option plans.

It is the policy of the committee to grant options to management to encourage identification with shareholders' interests and to link performance to the long term share price performance of the Company.

Executive Directors' Basic Salary

The basic salaries of executive directors are reviewed annually having regard to personal performance, company performance and market practice.

Annual Cash Incentive Bonus

An annual cash incentive bonus, which is not pensionable, is paid on the recommendation of the committee to executive directors. Bonus determination is not based on specific financial or operational targets, but on individual and company performance.

Share Option Plans

It is the policy of the committee, in common with other companies operating in the pharmaceutical industry, to award share options to management and employees. The options generally vest between one and five years. These plans do not contain any performance conditions.

Directors' Service Contracts

See Directors' Report

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

CORPORATE GOVERNANCE
The compensation committee is pleased to submit this report to Elan's shareholders on these matters.

Composition of Compensation Committee

COMPENSATION COMMITTEE

Kevin M. McIntyre, Chairman        Ann Maynard Gray
Laurence G. Crowley                Daniel P. Tully

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF ELAN CORPORATION, PLC

We have audited the financial statements on pages A-77 to A-171.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS IN RELATION TO THE ANNUAL REPORT AND FORM 20-F

The directors are responsible for having the Annual Report and Form 20-F prepared. As described on page A-69, this includes responsibility for preparing the financial statements in accordance with applicable Irish Law and accounting standards; the directors have also presented additional information under U.S. requirements. Our responsibilities, as independent auditors, are established in Ireland by statute, the Auditing Practices Board, the Listing Rules of the Irish Stock Exchange and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. As also required by the Companies Acts, we state whether we have obtained all the information and explanations we require for our audit, whether the Company's balance sheet agrees with the books of account and report to you our opinion as to whether:

o    the Company has kept proper books of account;

o    the directors' report is consistent with the financial statements; and

o at the balance sheet date, a financial situation existed that may require the Company to hold an extraordinary general meeting on the grounds that the net assets of the Company, as shown in the financial statements, are less than half of its share capital.

We also report to you if, in our opinion, information specified by law or by the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on page A-71 reflects the Company's compliance with the seven provisions of The Combined Code specified for our review by the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and Form 20-F, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Fundamental Uncertainty

In forming our opinion, we considered the disclosures in note 25 to the financial statements relating to the Company and certain of its former and current officers and directors being named as defendants in a putative class action in the U.S. District Court for the Southern

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

INDEPENDENT AUDITORS' REPORT

District of New York, and the Company being the subject of an investigation by the SEC's Division of Enforcement which commenced on or about 12 February 2002. Elan is unable to predict or determine the outcome of the class action or the SEC investigation or reasonably to estimate the amounts or range of loss, if any, with respect to the resolution of the class action or the SEC investigation. The possible outcome or resolution of the SEC investigation or the class action could require Elan to make substantial payments. Our opinion is not qualified in this respect.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Group and the Company as at 31 December 2002 and of the loss of the Group for the year then ended, and have been properly prepared in accordance with the Companies Acts, 1963 to 2001, and all Regulations to be construed as one with those Acts.

Generally accepted accounting principles in Ireland vary in certain significant respects from accounting principles generally accepted in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations for each of the years in the three year period ended 31 December 2002, and shareholders' equity as at 31 December 2002 and 2001, to the extent summarised on pages A-144 to A-171 of the financial statements.

We have obtained all the information and explanations we considered necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the Company. The balance sheet of the Company is in agreement with the books of account.

In our opinion, the information given in the Directors' Report on pages A-62 to A-70 is consistent with the financial statements.

The net assets of the Company, as stated in the balance sheet on page A-82 are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2002 a financial situation which, under Section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the Company.

KPMG
Chartered Accountants
Registered Auditors
Dublin, Ireland

3 September 2003

The above opinion is provided in compliance with Irish requirements. Opinions complying with auditing standards generally accepted in the United States will be included in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

FINANCIAL STATEMENTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                 NOTES

Revenue--continuing
  operations                      3
Revenue--acquisitions
Revenue--discontinued             7

Total revenue                     2
Cost of sales                     3

Gross profit/(loss)
Selling, general and
  administrative expenses         3
Research and development
  expenses                      3, 4

Operating (loss)/profit--
  continuing operations
Operating (loss)--
  acquisitions
Operating (loss)/profit--
  discontinued                    7

Operating (loss)/profit           2
   Share of profits of
  associates
Loss on fixed assets              3
Loss on sale of securities/
  guarantee                       3
Gain on disposal of
  businesses                      3

(Loss)/profit on ordinary
  activities before interest
  and tax
Net interest and other
  (expense)/income              3, 5

(Loss)/profit on ordinary
  activities before tax           6
Tax on (loss)/profit on
  ordinary activities             8

(Loss)/profit on ordinary
  activities after tax
Minority interest                20

Retained (loss)/profit for
  the year

Basic (loss)/earnings per
  Ordinary Share                  9
Diluted (loss)/earnings per
  Ordinary Share                  9
Weighted average number
  of Ordinary Shares
  outstanding (millions)


                                                                  YEAR ENDED 31 DECEMBER

                                        2002                                            2001
                                          $M             2002                             $M          2001
                                      BEFORE               $M             2002         BEFORE           $M        2001
                                 EXCEPTIONAL      EXCEPTIONAL               $M   EXCEPTIONAL    EXCEPTIONAL         $M
                                       ITEMS            ITEMS            TOTAL          ITEMS         ITEMS      TOTAL

Revenue--continuing
  operations                       1,006.2           172.5           1,178.7       1,343.5         227.8         1,571.3
Revenue--acquisitions                   --               --               --             --            --             --
Revenue--discontinued               154.3                --           154.3          169.4             --          169.4

Total revenue                      1,160.5           172.5           1,333.0       1,512.9         227.8         1,740.7
Cost of sales                       417.0             66.1            483.1          364.0          22.8           386.8

Gross profit/(loss)                 743.5            106.4            849.9        1,148.9         205.0         1,353.9
Selling, general and
  administrative expenses           835.4           1,788.0          2,623.4         697.5        1,084.2        1,781.7
Research and development
  expenses                          402.6            114.7            517.3          323.3          78.6           401.9

Operating (loss)/profit--
  continuing operations             (475.3)         (1,766.5)       (2,241.8)        125.0         (957.8)        (832.8)
Operating (loss)--
  acquisitions                          --               --               --          (3.3)            --           (3.3)
Operating (loss)/profit--
  discontinued                       (19.2)           (29.8)           (49.0)         6.4              --            6.4

Operating (loss)/profit             (494.5)         (1,796.3)       (2,290.8)        128.1         (957.8)        (829.7)
Share of profits of
  associates                          6.0                --             6.0           10.3             --           10.3
Loss on fixed assets                    --               --               --             --            --             --
Loss on sale of securities/
  guarantee                             --           (217.0)          (217.0)            --            --             --
Gain on disposal of
  businesses                            --            77.9             77.9              --            --             --

(Loss)/profit on ordinary
  activities before interest
  and tax                           (488.5)         (1,935.4)       (2,423.9)        138.4         (957.8)        (819.4)
Net interest and other
  (expense)/income                  (166.7)         (1,004.0)       (1,170.7)        (43.6)          (6.8)         (50.4)

(Loss)/profit on ordinary
  activities before tax             (655.2)         (2,939.4)       (3,594.6)         94.8         (964.6)        (869.8)
Tax on (loss)/profit on
  ordinary activities                (19.8)              --            (19.8)        (17.4)            --          (17.4)

(Loss)/profit on ordinary
  activities after tax              (675.0)         (2,939.4)       (3,614.4)         77.4         (964.6)        (887.2)
Minority interest                     (0.7)              --             (0.7)            --            --             --

Retained (loss)/profit for
  the year                          (675.7)         (2,939.4)       (3,615.1)         77.4         (964.6)        (887.2)

Basic (loss)/earnings per
  Ordinary Share                    $(1.93)          $(8.41)         $(10.34)         $0.23        $(2.87)        $(2.64)
Diluted (loss)/earnings per
  Ordinary Share                    $(1.93)          $(8.41)         $(10.34)         $0.22        $(2.87)        $(2.64)
Weighted average number
  of Ordinary Shares
  outstanding (millions)            349.7            349.7            349.7          336.0         336.0           336.0


                                        YEAR ENDED 31 DECEMBER

                                        2000
                                          $M          2000
                                      BEFORE            $M          2000
                                 EXCEPTIONAL    EXCEPTIONAL           $M
                                       ITEMS          ITEMS         TOTAL

Revenue--continuing
  operations                       1,148.0             --       1,148.0
Revenue--acquisitions                59.3              --          59.3
Revenue--discontinued                94.7              --          94.7

Total revenue                      1,302.0             --       1,302.0
Cost of sales                       273.5           42.0          315.5

Gross profit/(loss)                1,028.5          (42.0)        986.5
Selling, general and
  administrative expenses           379.6            5.3          384.9
Research and development
  expenses                          273.3           32.0          305.3

Operating (loss)/profit--
  continuing operations             412.6           (63.3)        349.3
Operating (loss)--
  acquisitions                       (54.1)         (16.0)        (70.1)
Operating (loss)/profit--
  discontinued                       17.1              --          17.1

Operating (loss)/profit             375.6           (79.3)        296.3
Share of profits of
  associates                          0.1              --           0.1
Loss on fixed assets                    --          (33.9)        (33.9)
Loss on sale of securities/
  guarantee                             --             --             --
Gain on disposal of
  businesses                            --             --             --

(Loss)/profit on ordinary
  activities before interest
  and tax                           375.7          (113.2)        262.5
Net interest and other
  (expense)/income                   89.0            (0.4)         88.6

(Loss)/profit on ordinary
  activities before tax             464.7          (113.6)        351.1
Tax on (loss)/profit on
  ordinary activities                 (9.0)            --          (9.0)

(Loss)/profit on ordinary
  activities after tax              455.7          (113.6)        342.1
Minority interest                       --             --             --

Retained (loss)/profit for
  the year                          455.7          (113.6)        342.1

Basic (loss)/earnings per
  Ordinary Share                     $1.59         $(0.40)         $1.19
Diluted (loss)/earnings per
  Ordinary Share                     $1.46         $(0.36)         $1.10
Weighted average number
  of Ordinary Shares
  outstanding (millions)            287.1          287.1          287.1


The accompanying notes are an integral part of these financial statements.

Garo Armen, chairman                 Kyran McLaughlin, director


ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEET

                                                                     NOTES

FIXED ASSETS
Intangible assets                                                      11
Tangible assets                                                        12
Financial assets                                                       13

CURRENT ASSETS
Stocks                                                                 14
Debtors                                                                15
Financial assets                                                       13
Cash and liquid resources                                          30(c)/(h)

Convertible debt and guaranteed notes
  (amounts falling due within one year)                                16
Creditors (amounts falling due within one year)                        17

Net current (liabilities)/assets

Total assets less current liabilities
Convertible debt and guaranteed notes (amounts
  falling due after one year)                                          16
Creditors (amounts falling due after one year)                         17

Net assets                                                              2

CAPITAL AND RESERVES
Called-up share capital                                                18
Share premium account
Shares issuable
Capital conversion reserve fund
Equity adjustment from foreign currency translation
Profit and loss account                                                19

Shareholders' funds--equity
Minority equity interests                                              20

Capital employed

                                                                                          AT 31 DECEMBER     AT 31 DECEMBER
                                                                                                    2002               2001
                                                                                                      $M                 $M

FIXED ASSETS
Intangible assets                                                                              2,079.5       4,526.2
Tangible assets                                                                                  459.3         401.1
Financial assets                                                                                 734.6       1,957.1

                                                                                               3,273.4       6,884.4

CURRENT ASSETS
Stocks                                                                                           149.8         183.6
Debtors                                                                                          133.0         407.2
Financial assets                                                                                  74.8         144.9
Cash and liquid resources                                                                      1,086.5       1,819.5

                                                                                               1,444.1       2,555.2
Convertible debt and guaranteed notes (amounts falling due within one year)                     (796.3)       (250.0)
Creditors (amounts falling due within one year)                                                 (745.2)     (1,081.7)

                                                                                              (1,541.5)     (1,331.7)

Net current (liabilities)/assets                                                                 (97.4)      1,223.5

Total assets less current liabilities                                                          3,176.0       8,107.9
Convertible debt and guaranteed notes (amounts falling due after one year)                    (1,480.4)     (2,407.1)
Creditors (amounts falling due after one year)                                                  (236.2)       (641.1)

Net assets                                                                                     1,459.4       5,059.7

CAPITAL AND RESERVES
Called-up share capital                                                                           19.9          19.9
Share premium account                                                                          5,392.6       5,386.3
Shares issuable                                                                                   18.0          18.6
Capital conversion reserve fund                                                                    0.1           0.1
Equity adjustment from foreign currency translation                                              (25.0)        (39.9)
Profit and loss account                                                                       (3,945.6)       (330.5)

Shareholders' funds--equity                                                                    1,460.0       5,054.5
Minority equity interests                                                                         (0.6)          5.2

Capital employed                                                                               1,459.4       5,059.7



The accompanying notes are an integral part of these financial statements.

Garo Armen, chairman                 Kyran McLaughlin, director

CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                                YEAR ENDED 31 DECEMBER

                                                                                                2002       2001     2000
                                                                                     NOTES        $M         $M    $M

CASH FLOW FROM OPERATING ACTIVITIES                                                 30(a)     259.6        524.6   272.2

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                                              44.8         80.3   111.8
Interest paid                                                                               (176.5)       (124.1)  (76.4)

Cash (outflow)/inflow from returns on investments and servicing of finance                  (131.7)        (43.8)   35.4

TAXATION                                                                                     (18.6)         (6.5)   (3.6)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Additions to property, plant and equipment                                                  (170.2)       (120.8)  (64.4)
Receipts from disposal of property, plant and equipment                                         8.6          2.0     9.8
Payments to acquire intangible assets                                                       (315.5)       (286.7)  (79.5)
Receipts from disposal of intangible assets                                                     9.4         11.2     --
Payments to acquire Autoimmune product royalty rights                                       (121.0)          --      --
Redemption of investment in Autoimmune                                                         38.5          --      --
Sale of EPIL III investments in connection with the repayment of EPIL III debt                148.0          --      --
Payment under guarantee in connection with EPIL III sale of investments                     (141.6)          --      --
Payments to acquire financial current assets                                                  (1.0)       (148.2)  (54.6)
Sale and maturity of financial current assets                                                  83.9        143.3   100.1
Payments to acquire financial fixed assets                                                  (191.2)       (624.3) (411.9)
Receipts from disposal of financial fixed assets                                               36.6         76.2     6.7

Cash outflow from capital expenditure and financial investment                              (615.5)       (947.3) (493.8)

ACQUISITIONS AND DISPOSALS
Cash paid on acquisitions                                                           30(d)       --          (9.5)   (8.0)
Cash received on disposal of businesses                                                       361.3           --     --
Receipts from disposals of subsidiary                                               30(f)      81.8         41.9     --

Cash inflow/(outflow) from acquisitions and disposals                                         443.1         32.4    (8.0)

Cash outflow before use of liquid resources and financing                                    (63.1)       (440.6) (197.8)

MANAGEMENT OF LIQUID RESOURCES                                                      30(b)     225.5        106.8   399.1

FINANCING
Proceeds from issue of share capital                                                            5.7        304.8    76.9
Issue of loan notes                                                                             --       1,185.7   444.1
Repurchase of LYONs                                                                         (126.9)          --      --
Repayment of EPIL III debt                                                                  (160.0)          --     --
Repayment of loans                                                                          (399.9)       (555.7) (496.0)
Bank borrowing                                                                                  --         342.8   200.0

Cash (outflow)/inflow from financing                                                        (681.1)      1,277.6   225.0

Net (decrease)/ increase in cash                                                            (518.7)        943.8   426.3


The accompanying notes are an integral part of these financial statements.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)


                                                                                         YEAR ENDED 31 DECEMBER

                                                                                      2002              2001     2000
                                                                        NOTES           $M                $M       $M

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
(Decrease)/increase in cash for the period                                         (518.7)             943.8     426.3
Cash inflow from movement in liquid resources                                      (225.5)            (106.8)   (399.1)

                                                                                   (744.2)             837.0      27.2
Other borrowing                                                                        --             (347.4)   (200.0)
Repayment of loans                                                                   559.9             557.6     512.4
Repurchase of LYONs                                                                  149.8                --        --
Issue of loan notes                                                                     --          (1,185.7)   (444.1)

Change in net debt resulting from cash flows                                         (34.5)           (138.5)   (104.5)
Liquid resources acquired with subsidiary undertaking                                   --                --     214.2
Loans acquired with subsidiary undertaking                                              --              (0.3  ) (363.7)
Non-cash movement--translation differences                                            11.2              (1.4)     (1.1)
Non-cash movement--notes                                                               8.1             255.3     (54.4)
Non-cash movement--other                                                             (29.8)              1.1      (1.3)

(Increase)/decrease in net debt                                        30(c)         (45.0)            116.2    (310.8)


The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS


                                                              NUMBER        SHARE            SHARE       SHARES
                                                           OF SHARES      CAPITAL          PREMIUM      ISSUABLE
                                                                   M           $M               $M            $M

Balance at 31 December 1999                                  269.1          16.3      2,479.7             18.6
Exercise of stock options and
  warrants                                                     7.2           0.4         97.7              --
Exchange of 4.75% Exchangeable
  Notes                                                        --            --           0.3              --
Stock issued as a result of acquisitions                      46.2           2.0      2,194.2              7.3
Issue costs                                                    --            --       (21.0)               --
Equity adjustment from foreign
  currency translation                                         --            --           --               --
Goodwill on disposal                                           --            --           --               --
Retained profit                                                --            --           --               --

Balance at 31 December 2000                                  322.5          18.7      4,750.9             25.9
Exercise of stock options and
  warrants                                                    18.0           0.8        308.2              --
Exchange of 4.75% Exchangeable
  Notes                                                        9.1           0.4        324.2              --
Stock issued as a result of acquisitions                       0.2           --           7.3           (7.3)
Issue costs                                                    --            --        (4.3)               --
Equity adjustment from foreign
  currency translation                                         --            --           --               --
Retained (loss)                                                --            --           --               --

Balance at 31 December 2001                                  349.8          19.9      5,386.3             18.6
Exercise of stock options and
  warrants                                                     0.6           --           7.7              --
Stock issued as a result of acquisitions                       --            --           0.6           (0.6)
Issue costs                                                    --            --        (2.0)               --
Equity adjustment from foreign
  currency translation                                         --            --           --               --
Retained (loss)                                                --            --           --               --

Balance at 31 December 2002                                  350.4          19.9      5,392.6             18.0

                                                                                 PROFIT
                                                              CAPITAL          AND LOSS      TRANSLATION      TOTAL
                                                           CONVERSION            ACCOUNT      ADJUSTMENT     AMOUNT
                                                                   $M                $M               $M         $M

Balance at 31 December 1999                                    0.1            208.1            (35.2)        2,687.6
Exercise of stock options and
  warrants                                                     --               --                 --           98.1
Exchange of 4.75% Exchangeable
  Notes                                                        --               --                 --            0.3
Stock issued as a result of acquisitions                       --               --                 --        2,203.5
Issue costs                                                    --               --                 --          (21.0)
Equity adjustment from foreign
  currency translation                                         --               --              (1.6)           (1.6)
Goodwill on disposal                                           --               6.5                --            6.5
Retained profit                                                --             342.1                --          342.1

Balance at 31 December 2000                                    0.1            556.7            (36.8)        5,315.5
Exercise of stock options and
  warrants                                                     --               --                 --          309.0
Exchange of 4.75% Exchangeable
  Notes                                                        --               --                 --          324.6
Stock issued as a result of acquisitions                       --               --                 --            --
Issue costs                                                    --               --                 --          (4.3)
Equity adjustment from foreign
  currency translation                                         --               --              (3.1)          (3.1)
Retained (loss)                                                --          (887.2)                 --        (887.2)

Balance at 31 December 2001                                    0.1         (330.5)             (39.9)       5,054.5
Exercise of stock options and
  warrants                                                     --               --                 --           7.7
Stock issued as a result of acquisitions                       --               --                 --           --
Issue costs                                                    --               --                 --          (2.0)
Equity adjustment from foreign
  currency translation                                         --               --                14.9         14.9
Retained (loss)                                                --         (3,615.1)                --      (3,615.1)

Balance at 31 December 2002                                    0.1        (3,945.6)            (25.0)       1,460.0


CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                                    YEAR ENDED 31 DECEMBER

                                                                                   2002              2001     2000
                                                                                     $M                $M       $M

Retained (loss)/profit                                                       (3,615.1)           (887.2)     342.1
Equity adjustment from foreign currency translation                              14.9              (3.1)      (1.6)

Total recognised (losses)/gains                                              (3,600.2)           (890.3)     340.5


The accompanying notes are an integral part of these financial statements.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

FINANCIAL STATEMENTS
COMPANY BALANCE SHEET


                                                                                  AT 31 DECEMBER         AT 31 DECEMBER
                                                                                            2002                   2001
                                                                      NOTES                   $M                     $M

FIXED ASSETS
Intangible assets                                                 31                       105.4        173.1
Tangible assets                                                   31                        17.7         19.5
Financial assets                                                  31                     2,682.6      7,687.3

                                                                                         2,805.7      7,879.9

CURRENT ASSETS
Debtors                                                           31                        19.4         45.2
Cash and liquid resources                                                                  182.8        122.6

                                                                                           202.2        167.8
Creditors (amounts falling due within one year)                   31                    (1,536.4)      (859.6)

Net current liabilities                                                                 (1,334.2)      (691.8)

Total assets less current liabilities                                                    1,471.5      7,188.1
Creditors (amounts falling due after one year)                    31                       (12.1)       (11.1)

Net assets                                                                               1,459.4      7,177.0

CAPITAL AND RESERVES
Called-up share capital                                           18                        19.9         19.9
Share premium account                                                                    5,392.6      5,386.3
Shares issuable                                                                             18.0         18.6
Capital conversion reserve fund                                                              0.1          0.1
Profit and loss account                                           19                    (3,971.2)     1,752.1

Shareholders' funds--equity                                                              1,459.4      7,177.0



The accompanying notes are an integral part of these financial statements.

Garo Armen, chairman                 Kyran McLaughlin, director

NOTES RELATING TO FINANCIAL STATEMENTS

1 SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in U.S. dollars under the historical cost convention and in accordance with Irish GAAP and comply with the Financial Reporting Standards ("FRS") of the Accounting Standards Board, as promulgated by the Institute of Chartered Accountants in Ireland. Where there are significant differences to U.S. GAAP, these have been described in Note 33 to the Consolidated Financial Statements.

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Company's financial statements with the exception of the Company's accounting policy for deferred taxation. The Company has adopted FRS 19 "Deferred Taxation" ("FRS 19") which applies to all accounting periods ending on or after 23 January 2002. Prior to the adoption of FRS 19, deferred tax was provided in respect of timing differences only to the extent that there was a reasonable probability that a liability or asset would crystallise. Under FRS 19, deferred tax is provided on all timing differences, with deferred tax assets being recognised when it is likely that they will be recovered. The adoption of FRS 19 has had no impact on the historical results of the Company and as such prior year results have not been restated to reflect this change.

a Basis of consolidation and presentation of financial information

The Consolidated Financial Statements include the accounts of Elan and all of its subsidiary undertakings and its share of profits or losses of associated undertakings. Associated undertakings are accounted for under the equity method of accounting. All significant intercompany profits, transactions and account balances have been eliminated.

The Company has made significant losses during the last two financial years. However, the directors, having made inquiries, believe that Elan has adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

b Revenue

Elan's revenues are derived from a number of different sources and are classified within the categories of product revenue and contract revenue. Revenue is shown net of value added tax and other sales taxes, trade discounts and rebates.

Product revenue includes (i) the sale of products, (ii) royalties, (iii) the sales of product rights and related inventory (referred to as product disposals and product rationalisations), and (iv) product co-promotion, marketing and similar activities.

The sale of products consists of the sale of pharmaceutical drugs and diagnostic products primarily to wholesalers and physicians. Royalties arise when Elan receives a percentage of revenue on a product marketed by a third party. Revenue from the sale of product rights and related inventory consists of the proceeds from the disposal of products, inventory and intellectual property less the write-off of the related intangible assets. Revenue from product co-promotion, marketing and similar activities consists of the reimbursement of commercialisation expenses from Elan's risk-sharing arrangements. Elan had two risk-sharing arrangements which were with Pharma Marketing and Autoimmune.

Product revenue from the sale of products is recognised when title passes, net of applicable discounts and allowances. Other product revenues are recognised based on the terms of the applicable contract.

Contract revenue includes (i) licence fees, (ii) research revenue and (iii) contract revenue from risk-sharing arrangements. Contract revenue arises from contracts to perform research and development services on behalf of clients and/or technology licensing and business ventures. Contract revenue is recognised when earned and non-refundable, and when Elan has no future obligation with respect to the revenue, in accordance with the terms prescribed in the applicable contract.

Licence fees are up-front or milestone payments for intellectual property and technology owned by Elan. Research revenue consists of payments or milestones arising from research and development activities performed by Elan on behalf of third parties. Contract revenue from risk-sharing arrangements consists of the reimbursement of research and development costs by Pharma Marketing and Autoimmune.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS

The composition of Elan's revenue for 2002, 2001 and 2000 was as follows:


                                           2002                   2001                2000
                                             $M                     $M                  $M

Product revenue                          1,204.5                1,407.0               825.6
Contract revenue                           128.5                  333.7               476.4

Total revenue                            1,333.0                1,740.7             1,302.0


Product revenue can be further analysed as follows:

                                           2002                   2001                2000
                                             $M                     $M                  $M

PRODUCT REVENUE
Retained products                          516.6                 610.5               404.1
Divested products                          625.1                 638.8               360.4
Risk-sharing arrangements                   62.8                 157.7                61.1

                                         1,204.5               1,407.0               825.6


Divested products includes products divested since the beginning of 2001, and products which are currently subject to divestment agreements. Retained products includes products that were not divested and that are not subject to divestment agreements. Included in divested product revenue for 2002 and 2001 were exceptional revenues of $172.5 million and $231.4 million arising from product disposals and rationalisations. These revenues represent the proceeds, net of the related intangible assets, arising from the disposal of products during 2002 and 2001.

Contract revenue can be further analysed as follows:

                                           2002            2001           2000
                                             $M              $M             $M

CONTRACT REVENUE
Licence fees                              7.1               173.6          393.0
Risk-sharing arrangements                37.2                58.7           27.6
Research revenues/milestones             84.2               101.4           55.8

                                        128.5               333.7          476.4


Contract revenue from business venture arrangements, consisting of up-front licence fees and research revenue, was as follows:

                                 2002                2001                2000
                                   $M                  $M                  $M

Up-front Licence Fees            --                172.5               321.2
Research Revenue                13.4                15.0                15.4

Total                           13.4               187.5               336.6


Elan made initial investments in the business venture arrangements of $Nil, $229.2 million and $435.7 million for 2002, 2001 and 2000, respectively. Elan made subsequent investments in the business venture parents of $83.4 million, $92.2 million and $41.3 million for 2002, 2001 and 2000, respectively. In addition, Elan expensed $23.9 million, $24.6 million and $10.0 million of subsequent funding to the business ventures in 2002, 2001 and 2000, respectively.

c Exceptional items

Exceptional items are those items that in management's judgement are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence.

d Discontinued operations

A discontinued operation is classified as an operation of the business which is
(i) sold or terminated and the sale or termination has been completed during the year or within three months following the year end, (ii) the former activities have ceased permanently, (iii) the operation had a material effect on the nature and focus of the business and (iv) its financial results are clearly distinguishable.

e Tangible fixed assets and impairment

Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation of tangible fixed assets is computed using the straight-line method based on estimated useful lives at the following annual rates:

                                                                     %

Buildings                                                     2.5--6.6

Leasehold improvements                    Lease term or 2.5% if higher

Plant and equipment                                              5--40


The average depreciation rate for buildings is 3% and for plant and equipment is 12%.

Where events or circumstances are present which indicate that the carrying amount of a tangible asset may not be recoverable, the Company estimates the net realisable value (estimated sales proceeds less costs to sell) or the value in use (present value of future cash flows) expected to result from use of the asset and its eventual disposition. The recoverable amount is the higher of net realisable value and value in use. Where the recoverable amount is less than the carrying amount of the asset, the Company recognises an impairment loss which is charged to the profit and loss account. Otherwise, no loss is recognised.

f Intangible fixed assets and impairment

Patents, licences, acquired IP and goodwill are stated at the lower of cost or valuation. Patents and licences are amortised over their expected useful lives, which range between 2 years and 20 years. The average amortisation period for patents and licences is approximately 16 years. Goodwill arising on acquisitions since 1998 is capitalised and amortised to the profit and loss account over the period during which the benefits are expected to accrue, but in no case greater than 20 years. The average amortisation period for goodwill is 18 years. Prior to 1 January 1998, goodwill was written-off directly to consolidated reserves in the year of acquisition. Acquired IP arising on acquisitions is capitalised and amortised to the profit and loss account over its useful economic life. The useful economic life commences upon generation of product revenue relating to the acquired IP.

Where events or circumstances are present which indicate that the carrying amount of an intangible asset may not be recoverable, the Company estimates the net realisable value (estimated sales proceeds less costs to sell) or the value in use (present value of future cash flows) expected to result from use of the asset and its eventual disposition. The recoverable amount is the higher of net realisable value and value in use. Where the recoverable amount is less than the carrying amount of the asset, the Company recognises an impairment loss which is charged to the profit and loss account. Otherwise, no loss is recognised.

g Stocks

Stocks are valued at the lower of cost or market value. Cost in the case of raw materials and supplies is calculated on a first-in, first-out basis and comprises the purchase price, including import duties, transport and handling costs and any other directly attributable costs, less trade discounts. Cost in the case of work-in-progress and finished goods comprises direct labour, material costs and attributable overheads.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS

h Research and development

Research and development expenditure is charged to the profit and loss account in the period in which it is incurred.

i Taxation

Current tax, including Irish corporation tax and foreign taxes, is provided on the Group's taxable profits, at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred taxation is recognised in full in respect of timing differences that have originated but not reversed at the balance sheet date.

j Foreign currencies and translation of subsidiary and associated undertakings

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. The resulting monetary assets and liabilities are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Profits and losses are dealt with in the profit and loss account and, where material, they are separately disclosed.

The assets and liabilities of subsidiary undertakings are translated using year-end rates and income is translated at average rates. The cumulative effect of exchange differences arising on consolidation of the net investment in overseas subsidiaries and associates are taken directly to reserves via the Consolidated Statement of Total Recognised Gains and Losses.

k Derivative financial instruments

The Company enters into transactions in the normal course of business using a variety of financial instruments in order to hedge against exposures to fluctuating exchange and interest rates.

Derivative financial instruments are utilised to mitigate interest rate and currency exposures. Forward currency contracts and options and interest rate derivatives are marked to market at each balance sheet date and the resulting gains and losses are recognised in the profit and loss account. The carrying value of derivative financial instruments is generally reported within current assets or other current liabilities.

l Financial asset investments and impairment

Financial asset investments, other than associated undertakings, are stated at cost less provision for impairment in value. The carrying values of financial assets are assessed for impairment using established financial methodologies, including quoted market prices for quoted equity securities. Unquoted equity investments and non-traded securities of public entities are assessed using methodologies including the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flow models. The factors affecting carrying values include both general financial market conditions for pharmaceutical and biotechnology companies and factors specific to a particular company.

Financial current asset investments held for trading purposes are stated at market value with interest and similar income taken to the profit and loss account on a receivable basis. Other financial current asset investments are accounted for on an amortised cost basis.

Investments in associated undertakings are accounted for under the equity method where the Company holds voting equity in the investee and exercises significant influence over the operating and financial policies of the investee. Significant influence may exist even if the Company owns less than 20% of the investee's equity depending on the existence of factors such as representation on the board of directors, participation in policy making processes, material intercompany transactions, interchange of managerial personnel or technological dependency. Certain circumstances, such as majority ownership by another company, can offset the impact of such factors. The determination to use cost or equity accounting requires a significant degree of judgement on the facts and circumstances of a particular investment. Financial asset investments which are accounted for under the equity method are stated at cost, adjusted for the Company's share of the earnings or losses of the investee after the date of investment, less any provision for impairment in value.

m Financing costs

Debt finance costs are allocated to financial reporting periods over the term of the related debt at a constant rate on the carrying amount. The carrying amount of debt includes related financing costs.

n Pensions

The regular cost of providing benefits under defined benefit plans is charged to the profit and loss account over the service lives of the members of the schemes. The regular costs are determined in consultation with independent, external, qualified actuaries. Variations from regular costs, where they arise, are allocated to operating profit/(loss) over the expected remaining service lives of the members.

The costs of providing defined contribution benefit plans are expensed as incurred.

o Leasing

Tangible fixed assets, acquired under a lease which transfers substantially all of the risks and rewards of ownership to the Company, are capitalised as a fixed asset. Amounts payable under such leases (finance leases), net of finance charges, are shown as short or medium term borrowings as appropriate. Finance charges on finance leases are charged to the profit and loss account over the term of the lease to give a constant rate of charge in proportion to the capital balances outstanding. Rentals on operating leases are charged to the profit and loss account as incurred.

p Stock compensation

Stock option compensation expense is the difference between the market value of shares at the date of the option grant and the amount of the consideration, if any, that participants may be required to pay for the shares.

q Finance charges and product acquisition accruals

Deferred and contingent payments on product acquisitions are recognised in creditors on a time-discounted basis. The Company accrues such amounts where payment is probable. Such amounts include contingent payments based on future product revenues and future option payments that the Company may make to acquire such products. A related finance charge is included annually in the profit and loss account.

r Description of business

Elan is a worldwide biopharmaceutical company headquartered in Dublin, Ireland. The Company is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases.

During 2001 and through mid-2002, the Company conducted its operations through two primary business units: Biopharmaceuticals and Drug Delivery. On 31 July 2002, the Company announced a recovery plan to restructure its businesses, assets and balance sheet and to meet its financial obligations. The Company will focus on three core therapeutic areas; neurology, pain management and autoimmune diseases. The Group was reorganised and two new units were created: Core Elan and Elan Enterprises. Please refer to Note 3 to the Consolidated Financial Statements for further information on the recovery plan.

Core Elan is engaged in pharmaceutical commercial activities and biopharmaceutical research and development activities. Core Elan is also engaged in manufacturing activities at its facility in Athlone, Ireland. Elan's pharmaceutical commercial activities include the marketing of products in the therapeutic areas of neurology, pain management and infectious diseases. Biopharmaceutical research and development activities include the discovery and development of products in the therapeutic areas of neurology, pain management and autoimmune diseases.

Elan Enterprises is mainly comprised of Elan's drug delivery businesses and other assets such as business ventures and non-core pharmaceutical products. Drug delivery activities have historically included the development, licensing and marketing of drug delivery products, technologies and services to pharmaceutical industry clients on a worldwide basis. Elan Enterprises is seeking to dispose of many of these businesses and assets.

Since 1996, Elan has pursued collaborations with biotechnology, drug delivery and pharmaceutical companies through a programme referred to as "the business venture programme". As part of Elan's recovery plan, Elan has announced its intention to restructure or terminate substantially all of its business ventures. See Note 1b to the Consolidated Financial Statements for a summary of the investments made and licence fees received from the business venture arrangements. Please refer to Note 26 to the Consolidated Financial Statements for further information on the business ventures.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS

Elan has in the past entered into risk-sharing arrangements. Please refer to
Note 24 to the Consolidated Financial Statements for information on Elan's risk-sharing arrangements. Elan does not expect to earn any revenues from these risk-sharing arrangements or upfront licence fees from business ventures in the future.

The composition of Elan's revenue for 2002, 2001 and 2000 has been described above in Note 1b to the Consolidated Financial Statements.

s Risks and uncertainties

The Company is subject to certain risks and uncertainties arising from a number of factors including competition, government regulation, litigation, liquidity and financing, continued successful licensing and marketing, third party reimbursement, pricing pressure, unpredictability of patent protection, the value of its investments and other assets, unpredictability of product approvals, tax reform and environmental liabilities. The Company makes a provision for these risks and uncertainties when it has a present obligation as a result of a past event in respect of which it is probable that a transfer of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount, or the minimum amount, that will be required to settle the obligation.

t Use of estimates

The preparation of the Consolidated Financial Statements in conformity with Irish GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in these financial statements. Actual results could differ from those estimates.

2 SEGMENT INFORMATION

Elan's business is currently conducted through two business units, Core Elan and Elan Enterprises.

Core Elan is engaged in pharmaceutical commercial activities and biopharmaceutical research and development activities. Elan Enterprises is mainly comprised of Elan's drug delivery businesses and other assets such as business ventures and non-core pharmaceutical products.

a Revenue by geographical region was as follows:

                                                     2002     2001    2000
                                                       $M       $M      $M

GEOGRAPHICAL ORIGIN:
Ireland                                               422.7    673.0    567.0
Rest of Europe                                         98.3     89.7     60.1
United States                                         804.5    928.4    599.3
Other                                                   7.5     49.6     75.6

External revenue                                    1,333.0  1,740.7  1,302.0

DISTRIBUTION OF EXPORT REVENUE FROM IRELAND:
United States                                         215.2    256.6    122.5
Other                                                 192.4    411.8    435.9

Export revenue from Ireland                           407.6    668.4    558.4

Export revenue from Ireland as a percentage of
  total external revenue                                31%      38%      43%
b The distribution of operating (loss)/profit by geographical area was as follows:

                                           2002             2001        2000
                                             $M               $M          $M

Ireland                               (1,860.8)          (636.2)       208.6
Rest of Europe                           (37.5)           (29.7)       (13.9)
United States                           (368.4)          (187.9)        63.6
Other                                    (16.1)            31.4         43.1

                                      (2,282.8)          (822.4)       301.4
Corporate costs                           (8.0)            (7.3)        (5.1)

Total operating (loss)/profit         (2,290.8)          (829.7)       296.3


c The distribution of consolidated net assets by geographical area was as follows:

                                 AT 31 DECEMBER             AT 31 DECEMBER
                                           2002                       2001
                                             $M                         $M

Ireland                                  1,671.8                    3,718.3
Rest of Europe                             102.0                      179.7
United States                              242.3                      194.3
Bermuda                                   (563.0)                     960.3
Other                                        6.3                        7.1

Net assets                               1,459.4                    5,059.7


d Major customers

Cardinal Health, Amerisource Bergen and McKesson accounted for approximately 13%, 13% and 12%, respectively, of Elan's total revenue for 2002. Cardinal Health and Pharma Marketing accounted for approximately 14% and 11%, respectively, of Elan's total revenue in 2001. No other customer accounted for more than 10% of revenue in 2002, 2001 or 2000.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS

e Analysis by class of business


                                                             CORE ELAN                         ELAN ENTERPRISES

                                                   2002           2001         2000         2002         2001    2000
                                                     $M             $M           $M           $M           $M     $M

Total sales                                      963.0         1,414.4        814.1        389.5        345.6    502.4
Intersegment sales                               (11.8)          (11.9)        (7.6)        (7.7)        (7.4)    (6.9)

Sales to third parties                           951.2         1,402.5        806.5        381.8        338.2    495.5

Operating (loss)/profit                       (2,155.8)         (667.5)         1.1       (126.6)      (155.3)   301.9
Intersegment (profit)/loss                        (0.6)           (0.1)        (0.6)         0.2          0.5     (1.0)

External operating
  (loss)/profit                               (2,156.4)         (667.6)         0.5       (126.4)      (154.8)    300.9

External operating (loss)/profit
  before exceptional items                      (497.2)          (29.6)        63.5         10.7        163.7      317.2
Depreciation and amortisation                    267.1           217.3        100.4         50.5         49.8       36.9
Net assets                                     1,309.8         3,343.0      4,412.9        314.7        721.3      882.0
Capital expenditure (including
  acquisitions)                                  249.4         1,244.5      2,513.1         32.9         84.1      190.7



                                            2002           2001            2000
                                              $M             $M              $M

Total sales                              1,352.5        1,760.0        1,316.5
Intersegment sales                         (19.5)         (19.3)         (14.5)

Sales to third parties                   1,333.0        1,740.7        1,302.0

Operating (loss)/profit                 (2,282.4)        (822.8)         303.0
Intersegment (profit)/loss                  (0.4)           0.4           (1.6)

External operating
  (loss)/profit                         (2,282.8)        (822.4)         301.4

External operating (loss)/profit
  before exceptional items                (486.5)         134.1          380.7
Depreciation and amortisation              317.6          267.1          137.3
Net assets                               1,624.5        4,064.3        5,294.9
Capital expenditure (including
  acquisitions)                            282.3        1,328.6        2,703.8

(i) Reconciliation of operating (loss)/profit

                                          2002              2001     2000
                                            $M                $M       $M

Segmental operating (loss)/profit     (2,282.8)           (822.4)    301.4
Corporate costs                           (8.0)             (7.3)     (5.1)

                                      (2,290.8)           (829.7)    296.3


(ii) Reconciliation of operating (loss)/profit before exceptional items

                                                   2002          2001    2000
                                                     $M           $M       $M

Segmental operating (loss)/profit before
  exceptional items                              (486.5)       134.1    380.7
Corporate costs                                    (8.0)        (6.0)    (5.1)

                                                 (494.5)       128.1    375.6


(iii) Reconciliation of net assets

                                          2002            2001          2000
                                            $M              $M            $M

Segmental net assets                  1,624.5         4,064.3       5,294.9
Corporate net assets                    671.3         1,238.6         818.8
Interest bearing assets               1,479.4         2,846.7       1,591.0
Interest bearing liabilities         (2,315.8)       (3,089.9)     (2,389.6)

                                      1,459.4         5,059.7       5,315.1

(iv) Reconciliation of depreciation and amortisation

                                                 2002          2001     2000
                                                   $M            $M       $M

Segmental depreciation and amortisation         317.6         267.1    137.3
Corporate depreciation and amortisation           2.7           3.3      3.3

                                                320.3         270.4    140.6


(v) Reconciliation of capital expenditure

                                         2002           2001           2000
                                           $M             $M             $M

Segmental capital expenditure           282.3         1,328.6        2,703.8
Corporate capital expenditure             1.9             1.8            3.4

                                        284.2         1,330.4        2,707.2


3 EXCEPTIONAL ITEMS

Exceptional items are those items that in management's judgement are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence.

The exceptional revenues and costs incurred in 2002, 2001 and 2000 are included in the profit and loss account under the following statutory headings:

                                                       2002      2001     2000
                                                         $M        $M       $M

Revenue                                             (172.5)     (227.8)     --
Cost of sales                                           66.1      22.8    42.0
Selling, general and administrative expenses         1,788.0   1,084.2     5.3
Research and development expenses                      114.7      78.6    32.0
Other ordinary activities                              139.1       --     33.9
Net interest and other expense                       1,004.0      6.8      0.4

Net exceptional charges                              2,939.4    964.6    113.6


2002

In 2002, Elan incurred net exceptional charges of $2,939.4 million.

The exceptional items for 2002 mainly relate to the:

o Implementation of Elan's recovery plan. Elan announced this recovery plan in July 2002;

o Significant decline during 2002 in the financial markets for investments in emerging biotechnology, drug delivery and pharmaceutical companies; and

o    Introduction of generic competitors to some of Elan's products.

On 31 July 2002, Elan announced a recovery plan to restructure its businesses, assets and balance sheet. Elan decided to focus on three core therapeutic areas. These are neurology, pain management and autoimmune diseases. A key element of the recovery plan is the divestiture of businesses and products. The exceptional charges and revenue arising from the recovery plan mainly relate to the:

o Sale of businesses and products. The carrying value of these assets have been written down, where applicable, to their estimated recoverable amounts. Exceptional revenue arises from the proceeds received on the disposal of products;

o Discontinuance of businesses or the decision not to exercise an option to acquire a product. For example, Elan decided not to exercise its option to acquire certain dermatology products from GSK;

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS

o Rationalisation and restructuring expenses incurred from a reduction in the scope of Elan's activities, a reduction in employee numbers and related write-downs in the carrying value of assets;

o Simplification of Elan's business such as the termination of the Autoimmune risk-sharing arrangement; and

o    Termination of substantially all of Elan's business ventures.

These exceptional revenues and costs have been included under the statutory format headings to which they relate analysed as follows:

                                                                                                SELLING,
                                                                                COST         GENERAL AND
                                                               REVENUE      OF SALES      ADMINISTRATIVE
                                                                   (A)           (B)                 (C)
                                                                    $M            $M                  $M

Product disposals and product
  rationalisations                                            (172.5)          --                  --
Zanaflex inventory -- generic competition                         --          43.3                 --
Acquired IP and goodwill impairment:
  Dura                                                            --           --                854.9
  Liposome                                                        --           --                111.8
  Sano                                                            --           --                 89.8
  Quadrant                                                        --           --                 78.2
  Axogen                                                          --           --                 28.4
  Others                                                          --           --                 19.1

Total acquired IP and goodwill impairment                         --           --              1,182.2

Product impairments:
  Pain Portfolio                                                  --           --                 86.3
  Myobloc                                                         --           --                 77.7
  Naprelan                                                        --           --                 35.7
  Myambutol                                                       --           --                 32.7
  Dermatology products                                            --           --                 29.8
  Frova                                                           --           --                 29.4
  Delsys                                                          --           --                  --
  All others                                                      --           8.0                62.9

Total product impairments                                         --           8.0               354.5

Purchase of Autoimmune royalty rights                             --           --                121.0
Severance/relocation costs                                        --           8.4                23.2
Litigation provisions                                             --           --                 19.0
Tangible fixed asset write-downs                                  --           5.7                28.3
Gain on disposal of businesses                                    --           --                  --
Loss on sale of securities/guarantee                              --           --                  --
Investment impairments                                            --           --                  --
Profit on redemption of LYONs                                     --           --                  --
Other                                                             --           0.7                59.8

Net exceptional charges                                       (172.5)         66.1             1,788.0

                                                               RESEARCH             OTHER
                                                                    AND          ORDINARY               NET
                                                            DEVELOPMENT        ACTIVITIES          INTEREST
                                                                    (D)               (E)               (F)    TOTAL
                                                                    $M                $M                $M        $M

Product disposals and product
  rationalisations                                                --                 --                --     (172.5)
Zanaflex inventory -- generic competition                         --                 --                --       43.3
Acquired IP and goodwill impairment:
  Dura                                                            --                 --                --      854.9
  Liposome                                                        --                 --                --      111.8
  Sano                                                            --                 --                --       89.8
  Quadrant                                                        --                 --                --       78.2
  Axogen                                                          --                 --                --       28.4
  Others                                                         10.6                --                --       29.7

Total acquired IP and goodwill impairment                        10.6                --                --    1,192.8

Product impairments:
  Pain Portfolio                                                  --                 --                --       86.3
  Myobloc                                                         --                 --                --       77.7
  Naprelan                                                        --                 --                --       35.7
  Myambutol                                                       --                 --                --       32.7
  Dermatology products                                            --                 --                --       29.8
  Frova                                                           --                 --                --       29.4
  Delsys                                                         45.7                --                --       45.7
  All others                                                     13.6                --                --       84.5

Total product impairments                                        59.3                --                --      421.8

Purchase of Autoimmune royalty rights                             --                 --                --      121.0
Severance/relocation costs                                       19.7                --                --       51.3
Litigation provisions                                             --                 --                --       19.0
Tangible fixed asset write-downs                                 11.6                --                --       45.6
Gain on disposal of businesses                                    --               (77.9)              --      (77.9)
Loss on sale of securities/guarantee                              --               217.0               --      217.0
Investment impairments                                            --                 --            1,045.9   1,045.9
Profit on redemption of LYONs                                     --                 --              (37.7)    (37.7)
Other                                                            13.5                --               (4.2)     69.8

Net exceptional charges                                         114.7              139.1           1,004.0   2,939.4


(A) Revenue

Exceptional product revenue of $172.5 million for 2002 includes $154.7 million from product disposals arising from Elan's recovery plan, as well as $17.8 million relating to product rationalisations.

On 9 December 2002, Elan announced the amendment of the terms of its development, licence and supply agreement with Ligand regarding Avinza. Elan received a cash payment of $100.0 million from Ligand, in return for a reduction in the ongoing royalty rate from the previous level of 30% of net sales of Avinza in the United States and Canada to approximately 10%. In addition, Elan agreed to forego its option to negotiate a co-promotion agreement with Ligand for Avinza in the United States and Canada. Elan will continue to manufacture the product in its Gainesville facility. Net of the write-off of the related intangible assets, Elan recorded exceptional product revenue of $75.6 million on the closing of this transaction.

On 3 October 2002, Elan announced that it sold its rights to Actiq in twelve territories, principally in Europe, to Anesta. At the date of disposal, Actiq was marketed by Elan in the United Kingdom, Ireland and Germany. Net of the write-off of the related intangible assets, Elan recorded exceptional product revenue of $40.3 million on the closing of this transaction.

On 23 August 2002, Elan announced a licensing agreement with Watson for exclusive marketing rights to the 30mg and 60mg dosage strengths of Elan's extended-release nifedipine tablets in the United States. Elan received $45.0 million in cash from Watson. Elan will continue to manufacture the products in its Athlone facility. Net of the write-off of the related intangible assets, Elan recorded exceptional product revenue of $38.8 million on the closing of this transaction.

(B) Cost of Sales

Exceptional cost of sales includes a charge of $43.3 million related to the write-off of Zanaflex inventories due to the impact of generic competition during 2002. Other exceptional cost of sales includes $8.0 million on the write down of the intangible asset for Mysoline, following generic competition for this product, $5.7 million on the impairment of certain fixed assets, severance/relocation costs of $8.4 million and other exceptional cost of sales of $0.7 million.

(C) Selling, General and Administrative

Exceptional selling, general and administrative expenses were $1,788.0 million. $1,536.7 million of the exceptional expenses relate to impairment charges arising on write-downs of intangible assets. Other exceptional selling, general and administrative expenses were $251.3 million. These include the purchase of royalty rights from Autoimmune, fixed asset write-downs and similar costs arising from the restructuring of the Group as part of the recovery plan. They also include legal costs related to the SEC investigation, shareholder litigation and litigation provisions.

Impairment charges to goodwill relating to the acquisitions of Dura, Liposome, Quadrant and Sano were $854.9 million, $111.8 million, $78.2 million and $2.4 million, respectively. Impairment charges to acquired IP arising from the acquisitions of Sano and Axogen were $87.4 million and $28.4 million, respectively. Other impairments to goodwill totalled $19.1 million. Impairment charges to patents and licences arising on write-downs of the product intangibles for the Pain Portfolio, Myobloc, Naprelan, Myambutol, dermatology products and Frova were $86.3 million, $77.7 million, $35.7 million, $32.7 million, $29.8 million and $29.4 million, respectively. Other impairments to patents and licences totalled $62.9 million.

Dura

Elan acquired Dura in November 2000 for $1,590.7 million. Dura was a specialty pharmaceutical company engaged in the marketing and sale of prescription products for the treatment of infectious diseases and respiratory conditions. The Dura acquisition added over 500 hospital and primary care sales representatives to Elan's sales and marketing infrastructure and broadened Elan's portfolio of marketed products. The purchase price was primarily allocated to goodwill and patents and licences. In 2002, Elan wrote down goodwill relating to the acquisition of Dura by $854.9 million. Elan acquired Dura in order to significantly expand its sales and marketing infrastructure. Elan's recovery plan aims to create a research and development based biopharmaceutical company focused in neurology, pain management and autoimmune diseases. Therefore, Elan has decided to significantly reduce its sales and marketing infrastructure. For example, during 2002, Elan decided to dispose of its primary care franchise and related infrastructure. As a result of such reductions in Elan's sales and marketing capability, the carrying value of the Dura goodwill has been impaired.

Liposome

Elan acquired Liposome in May 2000 for $731.8 million, which included a milestone payment of $54.0 million paid on the receipt of marketing and pricing approval for Myocet in certain countries of the EU. Liposome was a biotechnology company engaged in the development, manufacturing and marketing of therapeutic products to treat cancer and related diseases. The purchase price was primarily allocated to goodwill and patents and licences. In 2002, under its recovery plan, Elan disposed of its U.S., Canadian and any Japanese rights to Abelcet, and certain related assets, and allocated $119.0 million of goodwill to the sale of the Abelcet business based on the estimated relative fair value of the Abelcet rights disposed. In 2002, Elan wrote down the remaining goodwill arising from the acquisition of Liposome by $111.8 million, as under its recovery plan Elan has decided to close its oncology research and development business. The residual value for goodwill of $86.8 million is supported by European rights to Abelcet and Myocet.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS
Quadrant

Elan acquired Quadrant in December 2000 for $86.0 million. Quadrant was a drug delivery company with proprietary formulation technology applicable to pulmonary, oral and parenteral routes of administration. The purchase price was primarily allocated to goodwill. In 2002, Elan wrote down goodwill arising from the acquisition of Quadrant by $78.2 million to $Nil, as under its recovery plan Elan decided to dispose of or close the Quadrant business. This business was sold to a company managed by former employees of the business in July 2003.

Sano

Elan acquired Sano in February 1998 for $434.6 million. Sano was developing transdermal drug delivery products. The purchase price was primarily allocated to acquired IP. In 2002, Elan wrote down acquired IP and goodwill arising from the acquisition of Sano by $87.4 million and $2.4 million, respectively, as under its recovery plan Elan decided to dispose of its transdermal business. This business was sold to Nitto Americas in July 2003.

Axogen

Elan acquired Axogen in December 1999 for $268.4 million. The purchase price was primarily allocated to patents and licences and acquired IP. In 2002, Elan wrote down acquired IP relating to Myobloc, arising from the acquisition of Axogen, by $28.4 million. Elan also wrote down $77.7 million in respect of other Myobloc intangible assets. The carrying value of Myobloc was written down due to lower than expected revenue from this product for 2002 and as under its recovery plan Elan may dispose of this product.

Other products

The intangible asset for the Pain Portfolio was written down due to supply difficulties since its acquisition in 2001, leading to diminished selling support from Elan as well as changed commercial expectations related to generic competition. Naprelan and Myambutol have been written down due to the impact of generic competition on these products in 2002 and reduced projected revenue and profitability from these products. Frova was written down to reflect reduced projected revenue and profitability from this product. In June 2002, Elan elected not to exercise its purchase option to acquire certain dermatology products from GSK. This resulted in rights to all products reverting to GSK at the end of 2002. As a result of this decision, Elan wrote down the related product intangible by $29.8 million to $Nil.

Autoimmune

In July 2002, Elan announced the termination of all agreements relating to the risk-sharing arrangement with Autoimmune. The royalty obligations to Autoimmune were terminated. The total consideration for the royalty rights was $121.0 million which, after taking account of the redemption of Elan's investment of $38.5 million in Autoimmune, resulted in a net cash cost of $82.5 million. Elan expensed $121.0 million as an exceptional selling, general and administration expense arising from the acquisition of Autoimmune.

Litigation

Elan recorded a provision during 2002 of $19.0 million relating to litigation with Schwarz, Allergan and shareholder derivative actions. For additional information on these litigations, please refer to Note 25 to the Consolidated Financial Statements.

(D) Research and Development

Exceptional research and development expenses were $114.7 million. These mainly relate to product and goodwill impairments of $59.3 million and $10.6 million, respectively, together with fixed asset write-downs of $11.6 million and severance/relocation costs.

In September 2001, Elan acquired Delsys, for $50.0 million. Delsys was formed in 1995 and was engaged in developing novel manufacturing technology. During 2002, Elan recorded an impairment charge for the intangible assets relating to Delsys of $45.7 million, as under its recovery plan, Elan has decided to close Delsys.

(E) Other Ordinary Activities

Elan recognised a gain of $77.9 million on the disposal of Athena Diagnostics and the Abelcet business. In November 2002, Elan completed the sale of its U.S., Canadian and any Japanese rights to Abelcet, and certain related assets, to Enzon. Elan received a net cash payment of $360.0 million from Enzon, representing the total consideration, after agreed price adjustments. The gain amounted to

$12.7 million. In December 2002, Elan together with the other stockholders of Elan's subsidiary, Athena Diagnostics, completed the sale of all of the outstanding stock of Athena Diagnostics to Behrman. Elan realised net cash proceeds of $81.8 million and a net gain of $65.2 million.

Elan has restated its U.S. GAAP financial results as of and for the fiscal year ended 31 December 2001 to consolidate EPIL III from its date of establishment on 15 March 2001. Under U.S. GAAP, EPIL III has historically been accounted for by Elan as a qualifying special purpose entity and has not, therefore, been consolidated. In addition, Elan has adjusted its previously announced unaudited U.S. GAAP financial information as of and for the fiscal year ended 31 December 2002 to give effect to the consolidation of EPIL III and to consolidate Shelly Bay, an entity established by Elan, from 29 June 2002 through 30 September 2002. Shelly Bay acquired certain financial assets from EPIL III on 29 June 2002. Under Irish GAAP, EPIL III has been accounted for as a consolidated subsidiary since its date of establishment in accordance with the requirements of FRS 5. Therefore, the 2001 restatement does not affect the Irish GAAP financial information contained in this Annual Report and Form 20-F. For additional information regarding the restatement and the adjustments, please refer to Note 33 to the Consolidated Financial Statements.

In March 2001, Elan transferred a portfolio of equity and debt securities to EPIL III, a wholly owned subsidiary of Elan. EPIL III issued $160.0 million in aggregate principal amount of Series A Guaranteed Notes, $190.0 million in aggregate principal amount of Series B Guaranteed Notes and $200.0 million in aggregate principal amount of Series C Guaranteed Notes. The Series A Guaranteed Notes matured on 29 June 2002. To fund the repayment of the notes, on 29 June 2002 EPIL III transferred certain financial assets, consisting of certain of the securities included in the portfolio transferred to EPIL III, to Shelly Bay and Shelly Bay made a $148.0 million cash payment to EPIL III. EPIL III used the proceeds from the payment by Shelly Bay, together with existing cash of $12.0 million, to repay the Series A Guaranteed Notes. The assets transferred by EPIL III to Shelly Bay had a carrying value under Irish GAAP of $223.4 million.

The documents that established EPIL III required that EPIL III dispose of financial assets in order to repay the Series A Guaranteed Notes at maturity. The documents also mandated the order in which the assets were to be sold prior to the maturity date for the Series A Guaranteed Notes. However, due to a number of factors, including the inability of Elan and EPIL III to locate the list mandating the order of disposal of the financial assets, the disposal process was commenced and completed over the one-week period ending on 29 June 2002. Although Elan, as servicing agent for EPIL III, contracted a number of third parties regarding their potential interest in purchasing financial assets from EPIL III, each of those parties indicated that they would not be able to complete a due diligence analysis of the issuers of the financial assets to be sold, or to receive all necessary internal approvals to complete the purchase, on a timely basis.

Therefore, in an effort to enable EPIL III to dispose of the financial assets, Elan determined that it would be necessary to provide non-recourse credit support to third parties who would agree to purchase financial assets from EPIL
III. Credit support was offered to a number of potential purchasers of the financial assets. However, ultimately, only Shelly Bay possessed the ability to complete the transaction on a timely basis.

Elan established Shelly Bay specifically for the purpose of acquiring financial assets from EPIL III. All of the capital stock of Shelly Bay was issued to its sole shareholder. Elan did not own any capital stock of Shelly Bay and did not have a representative on Shelly Bay's board of directors. In addition, the sole shareholder of Shelly Bay had no previous contact with Elan. However, as further described below, Elan possessed all of the financial risk of the Shelly Bay transaction. Similar to all other potential purchasers contacted by Elan, the sole shareholder of Shelly Bay was unwilling to invest capital to acquire the financial assets until a due diligence analysis of the issuers of the financial assets had been completed. Therefore, the sole shareholder of Shelly Bay made no substantive capital investment in Shelly Bay and, although Shelly Bay possessed all of the potential financial benefits of the transaction, neither Shelly Bay nor its sole shareholder had any financial risk in the transaction.

Elan believed that any failure by EPIL III to dispose of financial assets prior to 29 June 2002 could potentially adversely impact the non-consolidated accounting status of EPIL III under U.S. GAAP and could result in defaults under Elan's debt instruments.

Under the terms of the transaction, Shelly Bay acquired certain financial assets from EPIL III on 29 June 2002 and made a cash payment to EPIL III of $148.0 million. Shelly Bay financed the entire purchase price of the financial assets, together with the funds necessary to pay interest and other costs on the loan to its maturity date, through borrowings under a $153.0 million non-recourse bank loan facility maturing on 30 September 2002. Elan provided a full and unconditional guarantee to the bank to support Shelly Bay's obligation to repay the loan and provided $153.0 million in cash collateral to the bank to secure Elan's obligations under its guarantee. Upon the closing of the transaction, Elan paid to Shelly Bay approximately $1 million to reimburse Shelly Bay for the expenses expected to be incurred by it in connection with the transaction. In addition, Elan irrevocably waived all rights of recourse against Shelly Bay in the event that it failed to repay the bank loan at maturity.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS
The cash payment made by Shelly Bay in connection with its acquisition of the financial assets was based upon a valuation conducted by Elan. The valuation utilised customary, widely-accepted valuation methodologies and required that Elan make certain judgements and assumptions regarding the financial assets. Elan did not receive any independent verification of the valuation at the time of the transaction. In addition, EPIL III did not receive any bids for the financial assets to be disposed of.

Upon the closing of the transaction, Shelly Bay's assets consisted solely of the financial assets purchased from EPIL III. Under the terms of the transaction, Shelly Bay was required to complete a due diligence analysis of the issuers of the securities prior to 15 September 2002. Shelly Bay had the right to either elect, on or prior to 15 September 2002, to retain the financial assets on a long-term basis or to dispose of the financial assets prior to 30 September 2002.

In the event that Shelly Bay elected to retain the financial assets, it was required, within 15 days of the election, to obtain alternative financing in an amount equal to the value, as of 29 June 2002, of the assets being retained, as determined by an independent appraiser engaged by Shelly Bay. The net cash proceeds received by Shelly Bay from any alternative financing were required to be applied to repay amounts outstanding under Shelly Bay's bank loan.

In the event that Shelly Bay elected to dispose of the financial assets prior to 30 September 2002, Shelly Bay was required to apply the net proceeds from the dispositions to repay amounts outstanding under its bank loan. The transaction agreements contained no limitation on the price at which any financial asset could be sold by Shelly Bay or the party to whom any financial asset could be sold. In addition, Elan agreed that it had no right to object to the disposition of any financial asset, the party to whom it was disposed of or the price obtained for the disposition.

Given the non-recourse nature of the Shelly Bay bank loan, Elan possessed all of the financial risk of the transaction under its guarantee of the bank loan, and the cash collateral provided by Elan to secure the guarantee, in the event of any shortfall in the aggregate proceeds received by Shelly Bay from the refinancing or disposition of the financial assets. Although Shelly Bay possessed all of the potential financial benefits of the transaction, neither Shelly Bay nor its sole shareholder had any financial risk in the transaction.

As required by the terms of the transaction, Shelly Bay engaged an independent appraiser to value the financial assets as of 29 June 2002. The appraisal, which was prepared in early September 2002, valued the financial assets at $8.2 million.

Shelly Bay did not elect, under the terms of the transaction, to retain any of the financial assets and obtain alternative financing in an amount equal to the independent appraiser's valuation. Rather, by 30 September 2002, Shelly Bay had disposed of all of the financial assets for aggregate net proceeds of $9.3 million. A number of the financial assets were disposed of, for net proceeds of $1.8 million, to an affiliate of Shelly Bay. The remainder of the financial assets were sold to third parties and in open market transactions. As described above, the transaction agreements contained no limitation on the price at which any financial asset could be sold by Shelly Bay or the party to whom any financial asset could be sold, including to an affiliate of Shelly Bay. In addition, Elan agreed that it had no right to object to the disposition of any financial asset, the party to whom it was disposed of or the price obtained for the disposition.

As a result of the disposition of the financial assets by Shelly Bay for aggregate net proceeds of $9.3 million, on 30 September 2002, Elan made a cash payment of $141.6 million to satisfy its obligation under its guarantee. Under the terms of the transaction agreements, Elan has no further obligation under the guarantee and has no recourse to Shelly Bay or to its sole shareholder arising from Elan's payment under the guarantee. The loss on the sale of the securities was $217.0 million under Irish GAAP including the $141.6 million under the guarantee.

(F) Net Interest

Exceptional net interest and other expenses were $1,004.0 million.

This includes a charge of $1,045.9 million relating to investments in Elan's investment portfolio, including the investments held by EPIL II and EPIL III. The financial markets for emerging biotechnology, drug delivery and pharmaceutical companies declined significantly during 2002. The investment impairment charge mainly reflects this significant decline in the financial markets and also the impact of weak financial markets on the ability of emerging biotechnology, drug delivery and pharmaceutical companies to raise finance. The charge also includes impairments relating to investments in business ventures and business venture parents. The investment impairments comprise $215.4 million, $575.4 million and $255.1 million in relation to quoted investments, unquoted investments and loans, and securitised investments respectively.

Offsetting this charge was a net gain of $37.7 million on the repurchase of $318.6 million in principal amount at maturity of LYONs. These LYONs, having an accreted value of $190.1 million at the date of purchase, were purchased at an aggregate cost of $149.8 million, resulting in the net gain of $37.7 million after related costs. For further information regarding the LYONs, please refer to Note 16 to the Consolidated Financial Statements.

2001

In 2001, Elan incurred net exceptional charges of $964.6 million. These revenues and costs have been included under the statutory format headings to which they relate analysed as follows:


                                                                               SELLING,      RESEARCH
                                                                  COST      GENERAL AND           AND       NET
                                                    REVENUE   OF SALES   ADMINISTRATIVE   DEVELOPMENT  INTEREST
                                                        (A)        (B)              (C)           (D)       (E)    TOTAL
                                                        $M          $M               $M            $M        $M       $M

Product rationalisations                           (231.4)      15.6            --             --         --      (215.8)
Rationalisation of research and development
 activities                                         (2.0)        --             --            60.5        --        58.5
Pharmaceutical division reorganisation costs           --        0.4           55.7            --         --        56.1
Acquired IP and product impairment                     --        --         1,009.8            --         --     1,009.8
Asset write-downs and other                           5.6        6.8           18.7           18.1        6.8       56.0

Total                                              (227.8)      22.8        1,084.2           78.6        6.8      964.6


(A) Revenue

Exceptional revenue in 2001 primarily relates to product rationalisation revenue of $231.4 million.

(B) Cost of Sales

The exceptional cost of sales is primarily comprised of $15.6 million relating to product rationalisation revenue.

(C) Selling, General and Administrative

Exceptional selling, general and administrative expenses were $1,084.2 million. $1,009.8 million of the exceptional charges relate to impairment charges arising on write-downs of intangible assets. Impairment charges to acquired IP arising from the acquisitions of Neurex and Sano were $500.0 million and $285.2 million, respectively. Impairment charges to patents and licences arising on write-downs of the product intangibles for Naprelan, Ceclor CD and Myambutol were $81.0 million, $94.2 million and $44.4 million, respectively. Other impairments to patents and licences amounted to $5.0 million. Other exceptional selling, general and administrative expenses were $74.4 million. These mainly relate to severance, integration, relocation and similar costs and asset write-downs arising from the integration of Elan's U.S. Biopharmaceuticals business.

Elan acquired Neurex in August 1998 for $810.0 million. Neurex was developing Prialt. The purchase price was primarily allocated to acquired IP. In 2001, Elan wrote down acquired IP arising from the acquisition of Neurex by $500.0 million. This write-down was due to delays in the product launch schedule and reduced revenue projections for Prialt.

Elan acquired Sano in February 1998 for $434.6 million. Sano was developing transdermal drug delivery products. The purchase price was primarily allocated to acquired IP. In 2001, Elan wrote down acquired IP arising from the acquisition of Sano by $285.2 million. The write-down was due to reduced revenue projections from products under development and to Elan's decision to focus its research and development efforts in other areas.

Ceclor CD and Myambutol were written down due to the impact of generic competition on these products during 2001. Generic versions of each of these products were approved and launched in 2001, which reduced projected revenues and profitability from these products. Revenue from Ceclor CD declined by $26.0 million in 2001, from $39.4 million in 2000 to $13.4 million in 2001. Naprelan was written down due to lower than forecasted revenues in 2001 and reduced projected revenue and profitability from this product. The level of promotional support for a product can have a significant impact on the level of revenue generated from that product. Elan does not expect to provide any significant promotional support for Naprelan in the future and this has been reflected in the projections for this product. Revenue from Naprelan declined by $33.6 million in 2001, from $41.8 million in 2000 to $8.2 million in 2001.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS
(D) Research and Development

Exceptional research and development expenses were $78.6 million in 2001. These mainly relate to severance, integration and similar costs and asset write-downs arising from the re-organisation, closure or scaling back of various drug delivery programmes and sites. Also included were costs of certain research programmes that Elan does not intend to complete. These were the estimated costs incurred pending closure or sale.

(E) Net Interest

Exceptional net interest and other expenses were $6.8 million in 2001. These mainly relate to costs associated with the redemption in March 2001 of the 4.75% Exchangeable Notes of Athena Neurosciences.

2000

In 2000, Elan incurred exceptional charges of $113.6 million. These costs have been included under the statutory format headings to which they relate analysed as follows:


                                                                   SELLING,      RESEARCH        OTHER
                                                      COST      GENERAL AND           AND     ORDINARY        NET
                                                  OF SALES   ADMINISTRATIVE   DEVELOPMENT   ACTIVITIES   INTEREST    TOTAL
                                                        $M               $M            $M           $M         $M       $M

PPA withdrawal                                      16.7           --             --           18.9         --      35.6
Dura acquisition                                     --            --             0.2           --          0.4      0.6
Rationalisation of research and development
 activities                                          --            --            10.4           --          --      10.4
Pharmaceutical division reorganisation costs        22.2           --             --            --          --      22.2
Asset write-downs and other                          3.1           5.3           21.4          15.0         --      44.8

Total                                               42.0           5.3           32.0          33.9         0.4    113.6



In November 2000, the FDA requested that the pharmaceutical industry voluntarily cease the distribution and marketing of products containing PPA. The Company ceased shipment of the products containing PPA and withdrew them from customers' warehouses and retail shelves. In connection with the termination of this activity, Elan incurred an exceptional charge of $35.6 million, primarily for product returns and the write-off of inventory and product intangible assets. Elan incurred charges of $0.6 million arising from the acquisition of Dura. Elan incurred charges of $10.4 million arising from the termination of certain research and development projects and charges of $21.4 million relating to the write-down of certain intangible assets arising from a change in focus of Elan's business. Elan incurred charges of $22.2 million arising from a rationalisation of its Biopharmaceuticals business unit, primarily relating to severance costs and the transfer of most pharmaceutical distribution activities and certain inventory to one location in the United States, resulting in exceptional inventory write-offs. The remaining exceptional charges primarily relate to asset write-downs.

4 NEURALAB

From January 1998, Elan was a party to a development and licence agreement (the "Neuralab Development Contract") and a services agreement with Neuralab, to identify therapeutic compounds for use in the treatment of AD. In January 1998, a private placement of 1,250,000 units was completed. The net proceeds received by Neuralab from the sale of the units was $47.0 million, substantially all of which was used to reimburse Elan under the Neuralab Development Contract. The Neuralab Development Contract provided for Elan to conduct clinical development and final product development in respect of designated products. The Neuralab Services Agreement provided for Elan to provide management and administrative services to Neuralab. Revenue received by Elan in 2000 pursuant to these agreements was $1.8 million. On 31 January 2000, Elan purchased all of the outstanding common shares of Neuralab for approximately $76.4 million in cash.

5 NET INTEREST AND OTHER (EXPENSE)/INCOME

                                                                                        2002           2001    2000
                                                                                          $M             $M      $M

INCOME FROM FINANCIAL ASSETS:
Interest and other income                                                               86.3          159.2     112.5
Gain on financial assets                                                                12.1           80.5     109.3
Gain on redemption of LYONs                                                             37.7            --         --
Foreign exchange gains                                                                   2.4            1.8       5.6

                                                                                       138.5          241.5     227.4

INTEREST PAYABLE AND SIMILAR CHARGES:
Bank charges and interest on loans repayable
  within five years                                                                      6.1            5.7       9.5
Interest capitalised                                                                    (3.0)            --        --
Foreign exchange losses                                                                  6.4            0.3       1.1
Original issue discount on LYONs                                                        31.0           30.2      29.2
Interest on 7.25% Senior Notes                                                          47.1           40.3        --
Interest on EPIL III Notes                                                              37.2           35.4        --
Interest on EPIL II Notes                                                               43.0           43.0      21.9
Interest on 8.43% Guaranteed Notes                                                       --             6.1      29.7
Interest on other guaranteed and exchangeable notes                                      1.2            0.3      16.6
Amortisation of financing costs                                                         11.6           14.5       6.2
Financing charges                                                                       24.7           22.8        --
Loss on sale of securities                                                               9.6           23.7       0.9
Loss on financial assets                                                                12.5            --         --
Write-down of intangible assets                                                          --             --        3.4
Investment related charges                                                           1,045.9           24.1        --
Share of funding of business ventures                                                   23.9           24.6      10.0
Other financial charges                                                                 12.0           20.9      10.3

                                                                                     1,309.2          291.9     138.8

Net interest and other (expense)/income                                             (1,170.7)        (50.4)      88.6



ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS

6 (LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

The (loss)/profit on ordinary activities before taxation has been arrived at after charging/(crediting) the following items:


                                                              2002               2001    2000
                                                                $M                 $M      $M

AUDITORS' REMUNERATION:
Audit fees                                                     2.0               2.0      1.2
Audit related fees                                             0.1               0.8      0.3

AUDIT AND AUDIT RELATED FEES                                   2.1               2.8      1.5
Tax fees                                                       0.3               0.3      0.3
All other fees                                                 0.2               0.3      0.3

TOTAL FEES                                                     2.6               3.4      2.1

DIRECTORS' EMOLUMENTS:
Fees                                                           1.0               0.7      0.4
Other emoluments and benefits in kind                          2.0               5.3      3.0
Pension contributions                                          0.1               0.2      0.2
Payments to retired directors                                  1.2               0.2      0.2

                                                               4.3               6.4      3.8

Amortisation of intangible assets                           264.5              215.2     99.6
Depreciation of tangible assets                              55.8               55.2     41.0
Loss/(profit) on disposal of fixed assets                    14.4              (0.1)     (0.8)
Loss on sale of securities by EPIL III/guarantee            217.0                --       --

OPERATING LEASE RENTALS:
Premises                                                     20.9              17.6      8.7
Plant and equipment                                           8.0               9.3      3.9
Grants amortised                                             (0.1)             (0.2)    (0.3)


For additional information regarding directors' shareholdings, share options and compensation, please refer to "Directors' Interests", "Directors' Options" and "Directors' Remuneration" in the Directors' Report.

7 DISCONTINUED OPERATIONS

Following the sale of Athena Diagnostics and the Abelcet business (U.S., Canadian and any Japanese rights to Abelcet and certain related assets), and the return of the dermatology products to GSK, the results of these operations for the year and comparatives have been reported separately as discontinued operations.



                                                                                                                   2002
                                                                   2002                                              $M
                                                                     $M               2002           2002   TOTAL AFTER
                                                                 ATHENA                 $M             $M   EXCEPTIONAL
                                                            DIAGNOSTICS        DERMATOLOGY        ABELCET         ITEMS

Revenue                                                          42.1               47.6            64.6     154.3

Cost of sales                                                    12.8               24.9            23.7      61.4
Selling, general and administrative expenses                     13.5               85.6            41.2     140.3
Research and development expenses                                 1.6                --              --        1.6

Total operating expenses                                         27.9              110.5            64.9     203.3

Operating profit/(loss)                                          14.2              (62.9)          (0.3)     (49.0)


                                                                                                                    2001
                                                                   2001                                               $M
                                                                     $M               2001           2001    TOTAL AFTER
                                                                 ATHENA                 $M             $M    EXCEPTIONAL
                                                            DIAGNOSTICS        DERMATOLOGY        ABELCET          ITEMS

Revenue                                                          35.6               61.8            72.0     169.4

Cost of sales                                                     9.8               28.5            14.3      52.6
Selling, general and administrative expenses                     12.3               41.3            55.3     108.9
Research and development expenses                                 1.5                --              --        1.5

Total operating expenses                                         23.6               69.8            69.6     163.0

Operating profit/(loss)                                          12.0              (8.0)             2.4       6.4




                                                                                                                     2000
                                                                   2000                                                $M
                                                                     $M               2000           2000     TOTAL AFTER
                                                                 ATHENA                 $M             $M     EXCEPTIONAL
                                                            DIAGNOSTICS        DERMATOLOGY        ABELCET           ITEMS

Revenue                                                          32.5                7.1            55.1     94.7

Cost of sales                                                     8.3                3.4            10.6     22.3
Selling, general and administrative expenses                     12.0                8.2            33.7     53.9
Research and development expenses                                 1.4                --              --       1.4

Total operating expenses                                         21.7               11.6            44.3     77.6

Operating profit/(loss)                                          10.8             (4.5)             10.8     17.1


8 TAX ON (LOSS)/PROFIT ON ORDINARY ACTIVITIES

The components of the current tax expense for the years ended 31 December were as follows:

                                     2002             2001             2000
                                       $M               $M              $M

Irish corporation tax                 2.3              1.5              1.3
Foreign taxes                        17.5             15.9              7.7

                                     19.8             17.4              9.0


Current tax, including Irish corporation tax and foreign taxes, is provided on the Group's taxable profits, at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date. In each of the three years ended 31 December 2002, 31 December 2001 and 31 December 2000, substantially all of Elan's income in Ireland was exempt from taxation by virtue of relief granted on income derived from patents or due to tax losses incurred. The tax charge of $19.8 million for 2002 reflected tax at standard rates in the jurisdictions in which Elan operates, income derived from Irish patents, which is exempt from tax, foreign withholding tax and the availability of tax losses.

Reflecting the exempt nature of Irish income and the availability of tax losses in Ireland and foreign operations, there was no deferred tax expense for the above years.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS

A reconciliation of the expected tax expense (computed by applying the standard Irish tax rate to (losses)/profits before tax) to the actual tax expense is as follows:

                                                                                           2002          2001    2000
                                                                                             $M            $M      $M

Taxes at the Irish standard rate of 16% in 2002, 20% in 2001 and 24% in 2000           (575.2)       (174.0)     84.3
Irish income at reduced rates                                                           (18.4)        (33.7)    (16.8)
Foreign income at rates other than the Irish standard rate                              (10.7)       (138.7)   (109.3)
Losses creating no tax benefit                                                           620.8         363.2     49.3
Share of investments accounted for under the equity method including elimination
 of revenue                                                                                2.8           2.6       --
Other                                                                                      0.5          (2.0)     1.5

Actual provision for income taxes                                                         19.8          17.4      9.0


The distribution of (loss)/profit on ordinary activities before taxes by geographical area was as follows:


                                                                  2002              2001     2000
                                                                    $M                $M       $M

(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXES:
Ireland                                                     (1,961.9)           (691.6)      211.2
Foreign                                                     (1,632.7)           (178.2)      139.9

                                                            (3,594.6)           (869.8)      351.1


Deferred taxation

                                              AT 31 DECEMBER     AT 31 DECEMBER
                                                        2002               2001
                                                          $M                 $M

DEFERRED TAXATION LIABILITIES:
Accelerated capital allowances                         (14.9)            (16.1)
Intangible assets on acquisition                      (150.1)           (145.2)
Deferred interest                                         --              (4.7)

                                                      (165.0)           (166.0)

DEFERRED TAXATION ASSETS:
Net operating losses                                     2.1                5.0
Reserves/provisions, deferred interest &
  capitalised items                                    162.9              161.0

                                                       165.0              166.0

Deferred tax asset/(liability)                            --                 --


Except as outlined below, deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date. No taxes have been provided for the unremitted and untaxed earnings of the Group companies overseas as these are, in the main, considered permanently employed in the business of these companies. Cumulative unremitted earnings of overseas subsidiaries and related undertakings totalled approximately $646 million at 31 December 2002. Deferred tax assets are recognised to the extent that, on the basis of available evidence, it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. The calculation of the deferred taxation asset or liability is based on the taxation rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted at the balance sheet date.

The U.S. Internal Revenue Service has completed an audit of Dura and its subsidiaries for the 1997 to 2000 tax years, which pre-date the acquisition of Dura by the Company. As adequate amounts for tax and related interest had been provided, no additional tax was charged as a result of this examination.

Tax balances

                                    AT 31 DECEMBER           AT 31 DECEMBER
                                              2002                     2001
                                                $M                       $M

TAXATION AND SOCIAL SECURITY
  CREDITORS COMPRISE:
Corporation tax                            54.9               53.9
Value added tax                            (0.3)               3.9
Payroll taxes                               5.4                3.5

                                           60.0               61.3


9 EARNINGS PER SHARE

Basic earnings per share is computed by dividing the net profit or loss for the period available to ordinary shareholders by the sum of the weighted average number of Ordinary Shares in issue and ranking for dividends during the period. Diluted earnings per share is computed by dividing the net profit or loss for the period by the weighted average number of Ordinary Shares in issue, adjusted for the effect of all dilutive potential Ordinary Shares that were outstanding during the period.

The following table sets forth the computation for basic and diluted earnings per share ("EPS"):

Before exceptional items


                                                                     2002            2001     2000

NUMERATOR (AMOUNTS IN $M):
Numerator for basic and diluted EPS--retained (loss)/profit          (675.7)         77.4     455.7

DENOMINATOR (AMOUNTS IN MILLIONS):
Denominator for basic EPS--weighted average shares                    349.7          336.0    287.1
Effect of dilutive securities--options and warrants                      --           23.3     22.5

Denominator for diluted EPS--weighted average shares                  349.7          359.3    309.6

Basic EPS                                                            $(1.93)         $0.23    $1.59
Diluted EPS                                                          $(1.93)         $0.22    $1.46



ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS

Exceptional items

                                                                                   2002              2001    2000

NUMERATOR (AMOUNTS IN $M):
Numerator for basic and diluted EPS--retained (loss)                          (2,939.4)          (964.6)   (113.6)

DENOMINATOR (AMOUNTS IN MILLIONS):
Denominator for basic EPS--weighted average shares                               349.7             336.0    287.1
Effect of dilutive securities--options and warrants                                --                --      22.5

Denominator for diluted EPS--weighted average shares                             349.7             336.0    309.6

Basic EPS                                                                      $(8.41)           $(2.87)    $(0.40)
Diluted EPS                                                                    $(8.41)           $(2.87)    $(0.36)

Total




                                                                                 2002             2001      2000

NUMERATOR (AMOUNTS IN $M):
Numerator for basic and diluted EPS--retained (loss)/profit                   (3,615.1)          (887.2)    342.1

DENOMINATOR (AMOUNTS IN MILLIONS):
Denominator for basic EPS--weighted average shares                             349.7             336.0      287.1
Effect of dilutive securities--options and warrants                                --                --     22.5

Denominator for diluted EPS--weighted average shares                           349.7             336.0      309.6

Basic EPS                                                                     $(10.34)           $(2.64)    $1.19
Diluted EPS                                                                   $(10.34)           $(2.64)    $1.10


10 STAFF NUMBERS AND COSTS

The average number of persons employed by the Company during 2002 was 4,377, analysed over the following categories:

                                    2002            2001           2000

Research and development            1,016          1,125            872
Manufacturing                       1,079          1,012            874
Sales                               1,592          1,651          1,118
Administration                        690            740            484

                                    4,377          4,528          3,348


At 31 December 2002, Elan had total worldwide employees of 3,623.

The aggregate payroll costs of employees were as follows:

                                  2002                2001                2000
                                    $M                  $M                  $M

Wages and salaries              377.4               335.6               208.3
Social security costs            43.8                34.4                18.6
Pension costs                    12.1                12.7                 9.6

                                433.3               382.7               236.5

11 FIXED ASSETS--INTANGIBLE ASSETS


                                                                                              ACQUIRED
                                                      PATENTS &                           INTELLECTUAL
                                                       LICENCES           GOODWILL            PROPERTY     TOTAL
                                                             $M                 $M                  $M        $M

COST:
At 1 January 2002                                       2,459.2            1,918.5              551.7     4,929.4
Additions                                                 101.9                --                 --        101.9
Disposals                                              (311.9)            (129.7)             (28.0)       (469.6)
Transfers                                                  86.1           (106.0)                19.9         --
Contingent product payments avoided                    (224.3)                 --                 --       (224.3)
Other                                                   (33.6)                 1.0                --        (32.6)
Impairments                                            (421.8)           (1,077.0)           (115.8)     (1,614.6)

At 31 December 2002                                     1,655.6              606.8              427.8     2,690.2

ACCUMULATED AMORTISATION:
At 1 January 2002                                         241.0              153.8                8.4       403.2
Amortised in year                                         154.0              101.8                8.7       264.5
Disposals                                               (52.8)              (2.4)              (2.1)        (57.3)
Transfers                                                   8.2            (11.3)                 3.1         --
Other                                                       --                 0.3                --          0.3

At 31 December 2002                                       350.4              242.2               18.1       610.7

Net book value: 31 December 2002                        1,305.2              364.6              409.7     2,079.5

Net book value: 31 December 2001                        2,218.2            1,764.7              543.3     4,526.2


At 31 December 2002, the main components of the carrying value of patents and licences were $331.3 million for Sonata, $330.1 million for Maxipime/Azactam, $117.7 million for the AD intellectual property and $94.3 million for Prialt.

At 31 December 2002, the carrying values of acquired IP relating to the acquisitions of Neurex, NanoSystems LLC ("NanoSystems"), Axogen, Carnrick and Sano were $286.9 million, $49.7 million, $48.0 million, $15.8 million and $9.3 million, respectively.

At 31 December 2002, the main components of the carrying value of goodwill were $123.1 million for Dura, $86.8 million for Liposome, $48.3 million for Nanosystems and $30.7 million for Carnrick.

Elan acquires companies engaged in research and development activities as it expects that the intellectual property created through the acquired companies' research and development processes may result in a future earnings stream. Acquired IP represents that portion of the purchase price that Elan attributes to the value of the research and development activity undertaken by the acquired research and development company prior to acquisition. It is not a payment for research and development but rather for the value created through previous research and development.

Acquired IP is capitalised as an intangible asset and is amortised over its useful economic life. The useful economic life is the period over which Elan expects to derive economic benefits. Acquired IP rights of $296.2 million (relating to Neurex and Sano) were not amortised in 2002, as the useful economic life of those rights had not commenced. Upon commencement of its useful economic life, acquired IP will be amortised on a straight-line basis over the period that economic benefits are expected to accrue, which is not expected to exceed 20 years. In the case of each acquisition, the useful economic life of acquired IP commences upon the generation of product revenue from that acquired IP. Pharmaceutical products cannot be marketed until the successful completion of research and development and the receipt of regulatory approval to market. Under U.S. GAAP, the corresponding amounts were expensed immediately upon acquisition as IPR&D costs.

In accordance with the requirements of FRS 11, "Impairment of Fixed Assets and Goodwill" ("FRS 11"), Elan conducts an impairment review of acquired IP rights at least annually, prior to the commencement of amortisation, to assess whether its carrying value is supported.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS

For additional information on the impairments of intangible fixed assets, please refer to Note 3 to the Consolidated Financial Statements.

Contingent product payments avoided relate primarily to the dermatology products. In 2002, Elan decided not to exercise its option to acquire the dermatology product line from GSK.

12 FIXED ASSETS--TANGIBLE ASSETS


                                                               LAND &              PLANT &
                                                            BUILDINGS             EQUIPMENT                 TOTAL
                                                                   $M                    $M                    $M

COST:
At 1 January 2002                                               202.3                 355.5                557.8
Additions                                                        84.3                  98.0                182.3
Disposals                                                     (10.8)                (32.2)               (43.0)
Impairments                                                   (23.7)                (21.9)               (45.6)
Other                                                          (3.2)                 (6.5)                (9.7)
Translation adjustment                                             1.6                  3.8                   5.4

At 31 December 2002                                             250.5                 396.7                647.2

ACCUMULATED DEPRECIATION:
At 1 January 2002                                                28.6                 128.1                156.7
Charged in year                                                    7.9                 47.9                 55.8
Disposals                                                      (2.8)                (17.3)               (20.1)
Other                                                          (0.5)                 (6.7)                (7.2)
Translation adjustment                                             0.4                  2.3                   2.7

At 31 December 2002                                              33.6                 154.3                187.9

Net book value: 31 December 2002                                216.9                 242.4                459.3

Net book value: 31 December 2001                                173.7                 227.4                401.1


Included in the carrying value of tangible fixed assets is $222.7 million (2001:
$151.2 million) relating to Elan's Athlone facility.

The net book value of tangible assets held under finance leasing arrangements at 31 December 2002 amounted to $54.2 million (2001: $79.7 million) and related depreciation for the period amounted to $13.9 million (2001: $15.8 million).

Fixed asset additions include interest capitalised of $3.0 million (2001: $Nil). Interest is capitalised at an average rate of 6.5% per annum.

For additional information on the impairments of tangible fixed assets, please refer to Note 3 to the Consolidated Financial Statements.

13 FIXED ASSETS--FINANCIAL ASSETS


                                                                      AT 31 DECEMBER             AT 31 DECEMBER
                                                                                2002                       2001
                                                                                 $M                          $M

Other marketable securities                                                    74.8                        170.3
Investments in and loans to associates                                         63.2                         71.4
Quoted investments                                                             96.4                        284.8
Unquoted investments and loans                                                368.8                        900.3
Securitised investments                                                       206.2                        675.2

Total                                                                         809.4                      2,102.0
Less current financial assets                                               (74.8)                      (144.9)

Fixed assets--financial assets                                                734.6                      1,957.1


a Movements on non-current financial assets for the year were as follows:


                                          OTHER   INVESTMENTS IN                      UNQUOTED
                                     MARKETABLE     AND LOANS TO          QUOTED   INVESTMENTS    SECURITISED
                                     SECURITIES        ASSOCIATES   INVESTMENTS      AND LOANS    INVESTMENTS        TOTAL
                                             $M                $M             $M             $M             $M       $M

At 1 January 2002                        25.4           71.4             284.8          900.3         675.2         1,957.1
Additions                                 --            2.0               54.1          118.3           --            174.4
Disposals                             (25.4)          (2.5)            (28.5)        (107.3)        (228.7)          (392.4)
Transfers                                             (5.8)               1.4            4.4
Share of losses of associates             --          (3.8)                --            --             --             (3.8)
Impairments                               --             --           (215.4)        (575.4)        (255.1)        (1,045.9)
Interest income                           --            1.9                --           28.5           14.8            45.2

At 31 December 2002                       --            63.2              96.4          368.8         206.2           734.6


Quoted investments at 31 December 2002 carried at a cost of $96.4 million (2001:
$284.8 million) had a market value at that date of $100.0 million (2001: $305.3 million).

b Associates

Net revenues from associates amounted to $4.8 million (2001: $16.9 million; 2000: $Nil) from Amarin and $0.9 million (2001: $2.6 million; 2000: $7.1 million) from other associates during 2002. The revenues from associates that are subsidiaries of unrelated companies arose under licence agreements whereby Elan has licensed rights to drug delivery technologies, products and development-stage pharmaceutical compounds to these associates in return for licence fees, future milestone payments and royalties on sales. In certain cases, Elan may provide contract research and development services billable on a cost-plus basis in line with normal commercial terms and Elan may provide additional funding to associates. At 31 December 2002, trading balances owed to the Company from associates amounted to $18.1 million (2001: $2.9 million) of which $13.7 million (2001: $Nil) relates to Amarin and balances owed by the Company amounted to $1.0 million (2001: $2.7 million).

Elan's total investment in Amarin at 31 December 2002 amounted to $63.2 million, consisting of loans, including interest, of $44.8 million and $6.5 million and a net equity investment of $11.9 million. Amarin repaid $19.9 million of loans and interest in January 2003.

Elan and Amarin agreed to amend their contractual arrangements in January 2003 and August 2003. For additional information on Amarin, including in relation to the 2003 amendments, please refer to Note 27 to the Consolidated Financial Statements.

c Significant additions

Total additions to quoted and unquoted investments made in 2002 were $172.4 million, primarily comprised of $83.4 million invested in business venture parents and $43.8 million relating to a conversion of Ligand convertible debt into common equity.

d Significant disposals

In June 2002, EPIL III disposed of $223.4 million of securitised investments in order to repay the $160.0 million Series A Guaranteed Notes which matured on 29 June 2002. For additional information relating to the disposal of financial assets by EPIL III, please refer to Note 3 to the Consolidated Financial Statements.

e Investment impairments

During 2002 the Company recognised a $1,045.9 million charge in relation to investment impairments arising from Elan's investment portfolio. For additional information on the impairments charge, please refer to Note 3 to the Consolidated Financial Statements.

f Securitised investments

The securitised investments at 31 December 2002 with a carrying value of $206.2 million, had a fair value at that date of $222.1 million. These investments are held as security against the EPIL II Notes and the EPIL III Notes in an aggregate principal amount of $840.0 million, issued in securitisation transactions. For additional information regarding these notes, please refer to
Note 16 to the Consolidated Financial Statements.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS
14 STOCKS

                               AT 31 DECEMBER              AT 31 DECEMBER
                                         2002                        2001
                                           $M                          $M

Raw materials                             40.9                         29.9
Work-in-process                           28.0                         48.1
Finished goods                            80.9                        105.6

                                         149.8                        183.6


The replacement cost of stock does not differ materially from its carrying value.

15 DEBTORS

                                             AT 31 DECEMBER     AT 31 DECEMBER
                                                       2002               2001
                                                         $M                 $M

Trade debtors                                         94.8               353.1
Less amounts provided for doubtful debts           (23.1)              (15.0)

                                                      71.7               338.1
Other debtors                                         39.2                35.1
Prepayments                                           22.1                34.0

                                                     133.0               407.2


Included in debtors is an amount of $10.8 million (2001: $26.2 million) due after one year.

                                                         2002             2001
PROVISION FOR DOUBTFUL DEBTS:                              $M               $M

Balance at 1 January                                    15.0              9.1

Profit and loss account charge                          20.8             10.3
Amounts utilised and other movements                   (12.7)            (4.4)

Balance at 31 December                                  23.1             15.0


The decrease in trade debtors during 2002 primarily reflects the impact of decreased revenue.

16 CONVERTIBLE DEBT AND GUARANTEED NOTES


                                                              AT 31 DECEMBER           AT 31 DECEMBER
                                          REPAYMENT                     2002                     2001
                                              DATES                       $M                       $M

DUE WITHIN ONE YEAR
3.5% Convertible Subordinated Notes                                    --                     62.4
EPIL III Notes                                                         --                    160.0
3.25% LYONs                                   2003                   682.0                      --
Interest accrued                                                     114.3                    27.6

Debt due within one year                                             796.3                   250.0

DUE AFTER ONE YEAR
EPIL III Notes                                2005                   387.5                   385.5
3.25% LYONs                                   2003                     --                    842.9
EPIL II Notes                                 2004                   449.0                   447.1
7.25% Senior Notes                            2008                   643.9                   642.7

                                                                   1,480.4                 2,318.2
Interest accrued                                                       --                     88.9

Debt due after more than one year                                  1,480.4                 2,407.1


3.5% Convertible Notes

As part of the acquisition of Dura, Elan assumed $287.5 million in aggregate principal amount of 3.5% Convertible Notes due 15 July 2002. The 3.5% Convertible Notes contained a change in control provision that became effective upon Elan's acquisition of Dura. Under this provision, holders of the 3.5% Convertible Notes had the right, for a period of 40 days after the consummation of the acquisition, to require Elan to repurchase their notes for their face value plus accrued interest through the date of purchase. In December 2000, Elan redeemed $224.9 million principal amount of the 3.5% Convertible Notes under this provision. The remaining 3.5% Convertible Notes were repaid in July 2002.

Interest charged in the year ending 31 December 2002 amounted to $1.1 million (2001: $2.2 million, 2000: $1.2 million). The liability outstanding at 31 December 2002, net of financing costs, was $Nil, (2001: $62.4 million) with interest accrued of $Nil (2001: $1.0 million).

EPIL III Notes

In March 2001, the Company transferred a portfolio of equity and debt securities to a special purpose entity, EPIL III, a wholly owned subsidiary of the Company. EPIL III issued $200.0 million in aggregate principal amount of the Series C Guaranteed Notes in a private placement to a group of financial institutions. In addition, EPIL III issued $160.0 million in aggregate principal amount of the Series A Guaranteed Notes and $190.0 million of the Series B Guaranteed Notes, in exchange for all outstanding 8.43% Guaranteed Notes issued in June 1999 by EPIL. The Series A Guaranteed Notes were, and the Series B Guaranteed Notes and Series C Guaranteed Notes are, fully and unconditionally guaranteed on a subordinated basis by Elan. The Series A Guaranteed Notes bore interest at the rate of 8.43% per annum. The Series B Guaranteed Notes bear interest at the rate of 8.43% per annum through June 2002 and 7.72% per annum thereafter. The Series C Guaranteed Notes bear interest at the rate of 7.62% per annum.

In 2001, EPIL III paid cash of $106.0 million to the Company and also exchanged the EPIL III Series A and Series B Guaranteed Notes for all outstanding 8.43% Guaranteed Notes as consideration for the portfolio of investments transferred to it. Other than these payments and a payment of $0.8 million (2001: $0.6 million, 2000: $Nil) for administration services, there were no other cash flows between EPIL III and the Company in 2002, 2001 or 2000. The remaining investments and cash in EPIL III are held as security against the EPIL III Series B Guaranteed Notes and the Series C Guaranteed Notes. These assets are not available for distribution outside EPIL III. The investments and cash had a fair value of $142.4 million, and a carrying value of $131.5 million, at 31 December 2002. The Series B Guaranteed Notes and the Series C Guaranteed Notes are guaranteed on a subordinated basis by Elan and, consequently, in accordance with the provisions of FRS 5, the Series B Guaranteed Notes and the Series C Guaranteed Notes, investments and cash are included separately in the Company's consolidated balance sheet. Issue costs associated with the financing of the EPIL III Notes amounted to $6.1 million.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS

In June 2002, EPIL III disposed of securitised investments in order to repay the $160.0 million in the aggregate principal amount of its Series A Guaranteed Notes which matured on 29 June 2002.

For additional information relating to the disposal of financial assets by EPIL III, please refer to Note 3 and Note 33 to the Consolidated Financial Statements.

Interest charged on the EPIL III notes in 2002 amounted to $37.2 million (2001:
$35.4 million, 2000: $Nil). The liability outstanding at 31 December 2002, net of financing costs, was $387.5 million (2001: $545.5 million) with interest accrued of $0.2 million (2001: $9.4 million).

3.25% LYONs

In December 1998 Elan Finance issued, in a private placement and at a substantial discount, LYONs due 2018 in the principal amount of $1,643.5 million at maturity. The issue price of the LYONs was $524.78 per $1,000 principal amount at maturity and the gross proceeds to the Company amounted to $862.5 million. The expenses associated with the transaction amounted to $23.1 million. The LYONs are exchangeable at any time at the option of the holder into 13.75 Elan ADSs per each $1,000 principal amount at maturity. The securities are redeemable for cash at any time, at the option of the Company, on or after 14 December 2003. Holders of the LYONs may require Elan to purchase all or any portion of their LYONs on 14 December 2003, 14 December 2008 and 14 December 2013 at a purchase price equal to the issue price plus all accrued original issue discount up to the purchase date. Elan may, at its option, elect to pay the purchase price for the LYONs in cash, by the delivery of ADSs, at then existing market prices, or any combination of cash and ADSs. Elan's right to pay the purchase price for the LYONs by delivering ADSs is subject to certain conditions, including the registration of the ADSs to be delivered under the Securities Act of 1933 and the listing of those ADSs on the NYSE. In addition, under the Companies (Amendment) Act, 1983, and a related shareholder resolution passed on 18 March 2003, the number of ADSs that Elan may issue in payment for the LYONs will be limited to a maximum of 120 million ADSs unless Elan seeks and receives an additional resolution from its shareholders authorising it to issue additional ADSs.

In December 2002, Elan repurchased $318.6 million in principal amount at maturity of LYONs (representing approximately 19% of the originally issued LYONs) in separate privately negotiated purchases. These LYONs, having an accreted value of $190.1 million at the dates of acquisition, were purchased at an aggregate cost of $149.8 million, resulting in a net gain of $37.7 million after related costs at the dates of acquisition. This was a discount of approximately 24% to the accreted value of such LYONs at 14 December 2003 of $196.5 million.

The original issue discount charged to income in the year to 31 December 2002 amounted to $31.0 million (2001: $30.2 million, 2000: $29.2 million). At 31 December 2002, the liability represented a price of $597.97 per $1,000 principal amount at maturity.

The liability outstanding at 31 December 2002, net of financing costs of $13.3 million (2001: $19.6 million), was $682.0 million (2001: $842.9 million) with interest accrued of $97.0 million (2001: $89.0 million). Inclusive of financing costs, the accreted value of the LYONs at 31 December 2002 was $792.3 million (2001: $951.5 million).

Through 3 June 2003, Elan repurchased an additional $523.7 million in principal amount at maturity of the LYONs (representing approximately 32% of the originally issued LYONs) in separate privately negotiated purchases. The aggregate cost was $310.3 million. This was a discount of approximately 4% to the accreted value of such LYONs at 14 December 2003 of $322.9 million. After taking account of all repurchases up to 3 June 2003, the remaining LYONs have an accreted value at 14 December 2003 of $494.0 million. Elan may purchase additional LYONs in the future and any such purchases may be material.

EPIL II Notes

In June 2000, the Company transferred a portfolio of equity and debt securities to a special purpose entity, EPIL II, a wholly owned subsidiary of the Company. On 28 June 2000, EPIL II issued $450.0 million in aggregate principal amount of the EPIL II Notes, in a private placement to a group of financial institutions. EPIL II paid cash of $340.0 million to the Company for the portfolio of investments transferred to it. Other than this payment and a payment of $0.8 million (2001: $0.8 million; 2000: $0.4 million) for administration services, there were no other cash flows between EPIL II and the Company in 2002, 2001 or 2000. The investments and cash in EPIL II are held as security against the EPIL II Notes. These assets are not available for distribution outside EPIL II. The investments and cash had a fair value of $151.7 million, and a carrying value of $146.8 million, at 31 December 2002. The EPIL II Notes are guaranteed on a subordinated basis by Elan and, consequently, in accordance with the provisions of FRS 5, the EPIL II Notes and the investments are both included separately in the Company's consolidated balance sheet. The EPIL II Notes bear interest at the rate of 9.56% per annum, payable in cash. Issue costs associated with the financing amounted to $5.9 million.

Interest charged in 2002 amounted to $43.0 million (2001: $43.0 million; 2000:
$21.9 million). The liability outstanding at 31 December 2002, net of financing costs, was $449.0 million (2001: $447.1 million) with interest accrued of $0.4 million (2001: $0.4 million).

7.25% Senior Notes

In February 2001, Athena Finance, an indirect wholly owned subsidiary of Elan, issued $650.0 million in aggregate principal amount of the 7.25% Senior Notes due 2008 at a discount of $2.5 million. The 7.25% Senior Notes are senior, unsecured obligations of Athena Finance and are fully and unconditionally guaranteed on a senior unsecured basis by Elan. Issue costs associated with the financing amounted to $8.3 million.

Interest is paid in cash semi-annually. Interest charged in the year ending 31 December 2002 amounted to $47.1 million (2001: $40.3 million, 2000: $Nil). The liability outstanding at 31 December 2002, net of financing costs, was $643.9 million (2001: $642.7 million) with interest accrued of $16.7 million (2001:
$16.7 million).

On 14 January 2002, Elan entered into an interest rate swap to convert its fixed rate interest obligations for $100.0 million of the 7.25% Senior Notes to variable rate interest obligations. The swap had an unrecorded fair value gain of $8.1 million at 31 December 2002.

8.43% Guaranteed Notes

In June 1999, the Company transferred a portfolio of equity and debt securities to a special purpose entity, EPIL, a wholly owned subsidiary of the Company. On 29 June 1999, EPIL issued $350.0 million in aggregate principal amount of the 8.43% Guaranteed Notes, in a private placement to a group of financial institutions. EPIL paid cash of $285.0 million to the Company for the portfolio of investments transferred to it. The investments and cash in EPIL were held as security against the 8.43% Guaranteed Notes. The 8.43% Guaranteed Notes were guaranteed on a subordinated basis by Elan. These assets were not available for distribution outside EPIL. The 8.43% Guaranteed Notes bore interest at the rate of 8.43% per annum.

Interest charged in 2002 amounted to $Nil (2001: $6.1 million, 2000: $29.7 million).

In March 2001, the 8.43% Guaranteed Notes were cancelled in connection with the establishment of EPIL III and as a result of the exchange by EPIL III of its Series A and B Guaranteed Notes for all outstanding 8.43% Guaranteed Notes. The restrictions on EPIL's ability to distribute its assets have been terminated.

Covenants

The agreements governing certain of Elan's outstanding indebtedness contain various restrictive covenants that restrict the Group's ability to, among other things, incur additional indebtedness (including intercompany indebtedness), create liens and other encumbrances, enter into transactions with related parties, sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, some of these agreements require Elan to maintain certain financial ratios. Elan does not currently, and does not expect in the foreseeable future to have the ability to incur any additional indebtedness under certain of these covenants.

As a result of Elan's failure to timely complete and file with the SEC Elan's Annual Report on Form 20-F for its fiscal year ended 31 December 2002, on 30 June 2003, Elan defaulted under certain covenants contained in the agreements governing the EPIL II Notes and the Series B and Series C Guaranteed Notes issued by EPIL III. The covenants required that Elan provide to each of the holders of such notes Elan's audited consolidated financial statements, together with an officer's certificate relating thereto, on or prior to 29 June 2003. On 15 July 2003, Elan also defaulted under a covenant contained in the indenture governing the 7.25% Senior Notes that required Elan to file its 2002 Annual Report on Form 20-F with the SEC on or prior to 15 July 2003.

Commencing on 29 July 2003, Elan received a series of separate agreements from a majority of the holders of the EPIL II Notes and the holders of the Series B and Series C Guaranteed Notes waiving compliance by Elan with the applicable covenants described above. The series of waivers was effective through 5 September 2003. With the completion of this Annual Report and Form 20-F and the expected filing with the SEC of Elan's 2002 Annual Report on Form 20-F, the defaults described above will be cured in all respects. In the absence of the waivers, the defaults under the EPIL II Notes and the Series B and Series C Guaranteed Notes would have become events of default

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS

on 30 July 2003. In the absence of the completion and filing with the SEC of Elan's 2002 Annual Report on Form 20-F, the default under the indenture governing the 7.25% Senior Notes would become an event of default on 16 September 2003.

17 CREDITORS

                                            AT 31 DECEMBER      AT 31 DECEMBER
                                                      2002                2001
                                                        $M                  $M

AMOUNTS FALLING DUE WITHIN ONE YEAR:
Trade creditors                                     59.0                   75.6
Accrued liabilities                                318.1                  248.2
Bank loans and short term debt                       --                   324.9
Product acquisitions and alliances                 277.6                  297.7
Other creditors                                     30.5                   74.0
Taxation and social security (Note 8)               60.0                   61.3

                                                   745.2                1,081.7

AMOUNTS FALLING DUE AFTER ONE YEAR:
Product acquisitions and alliances                 204.6                  602.7
Other creditors                                     31.6                   38.4

                                                   236.2                  641.1


Bank loans and short term debt

On 8 February 1999, Elan entered into an agreement with a syndicate of banks, mainly European lending institutions, for a $325.0 million senior unsecured revolving credit facility. At 31 December 2001, $325.0 million of this facility was drawn down. On 11 July 2002, Elan repaid in full and terminated the revolving credit facility.

Product acquisitions and alliances

At 31 December 2002, Elan included in creditors $482.2 million relating to future payments and/or future potential payments on products. Of the $482.2 million, $227.2 million was owing at 31 December 2002 and $255.0 million was potentially payable, contingent on future events. Elan is a party to certain product acquisition or alliance agreements that contain staged or option payments which may be uncertain in amount, which may be paid at Elan's discretion, such as upon the exercise of an option to acquire the product, or which must be paid upon the occurrence of future events, such as the attainment of pre-determined product revenue targets or other milestones. Elan has accrued $277.6 million within creditors (within one year), including $130.7 million for Maxipime/Azactam, $114.7 million for Sonata and $28.3 million for the Pain Portfolio, and $204.6 million within creditors (after one year), including $146.0 million for Sonata and $49.1 million for the Pain Portfolio.

At 31 December 2001, Elan included in creditors $900.4 million relating to future payments and/or future potential payments on products. The reduction of $418.2 million from December 2001 primarily reflects product payments made during the year of $234.6 million and contingent product payments avoided of $224.3 million. The contingent product payments avoided relate primarily to Elan's decision not to acquire the dermatology products from GSK during 2002.

The balance outstanding at 31 December is as follows:

                                                      2002              2001
                                                        $M                $M

WITHIN ONE YEAR:
Maxipime/Azactam                                    130.7              71.5
Sonata                                              114.7             126.5
Pain Portfolio                                       28.3              30.0
Dermatology product line                              --               41.4
Myambutol                                             --               21.4
Other                                                 3.9               6.9

                                                    277.6             297.7

AFTER ONE YEAR:
Maxipime/Azactam                                      --              119.7
Sonata                                              146.0             199.9
Pain Portfolio                                       49.1              71.6
Frova                                                 6.1              24.9
Dermatology product line                              --              180.1
Other                                                 3.4               6.5

                                                    204.6             602.7


In 2002, Elan divested its dermatology business and, as a result, did not exercise the option to complete the purchase of the dermatology product line from GSK. As such, the related contingency payments are no longer payable at 31 December 2002.

On 12 June 2003, Elan sold its primary care franchise, including its rights to Sonata, to King. For additional information, please refer to Note 29 to the Consolidated Financial Statements.

18 SHARE CAPITAL


AUTHORISED SHARE CAPITAL                                                                        NO. OF ORDINARY SHARES

AT 31 DECEMBER 2002 AND 2001:
Ordinary Shares (par value 5 Euro cents)                                                          600,000,000
Executive Shares (par value 1.25 Euro cents)(the "Executive Shares")                                    1,000
"B" Executive Shares (par value 5 Euro cents)(the "B" Executive Shares")                               25,000


                                                          AT 31 DECEMBER 2002                  AT 31 DECEMBER 2001
ISSUED AND FULLY PAID SHARE CAPITAL                         NUMBER            $000S                NUMBER     $000S

Ordinary Shares                                           350,408,863         19,939           349,836,938  19,912
Executive Shares                                                1,000              2                 1,000       2
"B" Executive Shares                                           21,375              2                21,375       2


The Executive Shares do not confer on the holders thereof the right to receive notice of, attend or vote at any meetings of the Company, or the right to be paid a dividend out of the profits of the Company, except for such dividends as the directors may from time to time determine.

The "B" Executive Shares confer on the holders thereof the same voting rights as are enjoyed by the holders of Ordinary Shares. The "B" Executive Shares do not confer on the holders thereof the right to be paid a dividend out of the profits of the Company except for such dividends as the directors may from time to time determine.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS

Shares issuable at 31 December 2002 of $1.6 million relate to shares of Athena Neurosciences, Sano, Neurex, Liposome and Dura common stock remaining to be converted into Ordinary Shares pursuant to the acquisition of these companies and warrants over 1,500,000 Ordinary Shares valued at $16.4 million issued to Eastman Kodak Company on the acquisition of NanoSystems by Elan.

19 PROFIT AND LOSS ACCOUNT

                                              AT 31 DECEMBER     AT 31 DECEMBER
                                                        2002               2001
                                                          $M                 $M

Holding company                                   (3,971.2)            1,752.1
Subsidiary and associated undertakings               599.9            (1,508.3)
Goodwill written-off                                (574.3)             (574.3)

                                                  (3,945.6)             (330.5)


Elan has availed of the Companies (Amendment) Act 1986 exemption from the requirement to present its separate non-consolidated profit and loss account. Of the consolidated net loss after tax, a loss of $5,723.3 million (2001: $871.3 million) is dealt with in the profit and loss account of the Company.

20 MINORITY INTEREST

On 1 November 2001 Athena Diagnostics filed a registration statement with the SEC for an initial public offering of Athena Diagnostics' common stock. On 19 December 2001, approximately 20% of Athena Diagnostics was sold for cash in a private placement, resulting in $41.9 million of gross proceeds to Elan, before accrued costs. On 31 December 2002, Elan, together with the other stockholders of Athena Diagnostics, completed the sale of all of the outstanding stock of Athena Diagnostics to Behrman, as described in Note 23 to the Consolidated Financial Statements. The minority interest at 31 December 2001 of $5.2 million included the minority's share of the net identifiable assets following Elan's part disposal of its shareholding in Athena Diagnostics amounting to $5.7 million. The minority interest of $(0.6) million at 31 December 2002 (2001:
$(0.5) million) relates to the minority interest in Elan's Asian subsidiaries. The minority interest charge for the year was $0.7 million (2001: $Nil; 2000:
$Nil).

21 SHARE OPTIONS AND WARRANTS

Share options have been granted to directors, employees, consultants and certain other parties. Options are granted at the price equal to the market value at the date of grant and will expire on a date not later than ten years after their grant. Options generally vest between one and five years from the date of grant. There were 51,798,110 options outstanding under these arrangements at 31 December 2002.

Under the terms of the 1986 and 1989 Elan employee stock option plans, options to purchase 331,070 Ordinary Shares were outstanding at 31 December 2002. No options were available for grant under these plans at 31 December 2002. In 1995, options to purchase 3,650,000 Ordinary Shares were issued to certain executive officers and employees which became exercisable as to one third each year from the third anniversary from the date of grant, of which options over 2,044,733 Ordinary Shares were outstanding at 31 December 2002. Under the terms of the 1996 Elan stock option plans, options to purchase 10,860,259 Ordinary Shares were outstanding at 31 December 2002. Options to purchase a further 2,772,303 shares were available for grant at 31 December 2002. Under the terms of the 1998 Elan employee stock option plan, options over 5,360,137 Ordinary Shares were outstanding at 31 December 2002. Options to purchase a further 1,922,306 shares were available for grant at 31 December 2002. Under the terms of the 1999 Elan employee stock option plan, options over 32,365,455 Ordinary Shares were outstanding at 31 December 2002. Options to purchase a further 4,943,492 shares were available for grant at 31 December 2002.

As a result of the acquisition of Athena Neurosciences on 1 July 1996, options and warrants granted by Athena Neurosciences prior to the acquisition date vested and were converted into options and warrants to acquire 6,346,424 Ordinary Shares. As a result of the acquisition of Sano on 27 February 1998, options granted by Sano were converted into a total of 2,216,850 options to acquire Ordinary Shares. As a result of the acquisition of Neurex on 14 August 1998, options and warrants granted by Neurex were converted into a total of 3,011,702 options to acquire Ordinary Shares. As a result of the acquisition of Liposome on 12 May 2000, options and warrants granted by Liposome were converted into a total of 1,875,260 options to acquire Ordinary Shares. As a result of the acquisition of Dura on 9 November 2000, options and warrants granted by Dura vested and were converted into options and warrants to acquire 5,513,457 Ordinary Shares. At 31 December 2002, 1,223,133 of the options arising from the acquisitions of Athena Neurosciences, Sano, Neurex, Liposome and Dura were outstanding.

In connection with the Neuralab offering, Elan issued 1,250,000 warrants. The warrants were exercisable at $65.01 for two Ordinary Shares until 14 January 2003. Arising from the acquisition by Elan of all the assets and liabilities of NanoSystems, Elan granted 750,000 warrants to purchase 1,500,000 Ordinary Shares. The warrants are exercisable at $45.00 per share from 1 February 1999 to 1 October 2006.

The share options and warrants outstanding and exercisable are summarised as follows:


                                                            OPTIONS                                WARRANTS

                                                       SHARES         WAEP* ($)                   SHARES    WAEP* ($)

Outstanding at 31 December 1999                     37,612,331            22.47               14,753,520        23.71
Arising on acquisition                               4,933,022            44.38                2,453,516        45.22
Exercised                                           (6,536,793)           19.21                (838,520)        23.11
Granted                                             11,156,611            41.86                       --           --
Expired                                             (3,513,271)           30.09                 (19,250)        39.98

Outstanding at 31 December 2000                     43,651,900            29.77               16,349,266        26.95
Exercised                                           (7,886,459)           28.83              (10,227,644)       19.20
Granted                                              8,686,283            53.20                       --           --
Expired                                             (3,537,813)           39.74                       --           --

Outstanding at 31 December 2001                     40,913,911            34.06                6,121,622        39.89
Exercised                                            (544,124)            17.59                  (7,432)        28.01
Granted                                             21,905,272             5.46                       --           --
Expired                                             (9,253,816)           34.89               (1,045,246)       46.05

Outstanding at 31 December 2002                     53,021,243            22.28                5,068,944        38.64
Exercisable at 31 December 2002                     20,072,123            27.44                5,068,944        38.64



*         Weighted average exercise price

At 31 December 2002, the range of exercise prices and weighted average remaining contractual life of outstanding and exercisable options were as follows:


                                                                     WEIGHTED AVERAGE
NUMBER                                                         REMAINING CONTRACTUAL                  NUMBER
OUTSTANDING           WAEP ($)                RANGE ($)                    LIFE (YEARS)        EXERCISABLE   WAEP ($)

17,762,814               3.09              $1.93--$10.00                   8.5                    2,321,138  9.50
12,617,525              16.90             $10.01--$25.00                   6.4                    6,940,184  18.29
13,738,344              32.68             $25.01--$40.00                   5.9                    8,183,268  32.62
 8,902,560              52.15             $40.01--$58.60                   7.9                    2,627,533  51.31
53,021,243              22.28              $1.93--$58.60                   7.2                   20,072,123  27.44



22 FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to reduce exposure to market risk resulting from fluctuations in foreign exchange rates and interest rates. The Company does not enter into derivative financial instruments for trading or speculative purposes.

Derivative instruments are contractual agreements whose value reflects price movements in an underlying asset or liability. The Company uses derivatives, where appropriate, to generate the desired effective profile of currency and interest rate risk.

The main risks arising from the use of financial instruments are market rate risk and liquidity risk. Market rate risk is defined as the exposure of Elan's financial condition to adverse movements in interest and foreign exchange risks. The Company only enters into contracts with parties that have at least an "A" or equivalent credit rating. The counterparties to these contracts are major financial institutions. Management believes that the risk of any net loss is remote and would not be material to the Company.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS

Short term debtors and creditors have been excluded from all numerical disclosures below excluding the currency rate risk analysis. As explained in
Note 1 to the Consolidated Financial Statements, the financial statements are prepared in U.S. dollars and, therefore, the Company is exposed to foreign exchange risks related to costs incurred and revenues earned in currencies other than U.S. dollars.

a Interest rate risk

The interest rate risk profile of Elan's financial liabilities was as follows:


                                      AT 31 DECEMBER 2002                               AT 31 DECEMBER 2001

                            FIXED    FLOATING    NO INTEREST       TOTAL      FIXED    FLOATING    NO INTEREST    TOTAL
PRINCIPAL CURRENCY             $M          $M             $M          $M         $M          $M             $M   $M

U.S. Dollars                34.4        4.7         204.7         243.8       87.9       344.9         537.5   970.3


The following fixed-rate liabilities are not included in the above table:

EPIL II Notes due 2004--the liability outstanding on these notes at 31 December 2002 was $449.4 million (2001: $447.5 million) including interest accrued.

EPIL III Notes due 2005--the liability outstanding on these notes at 31 December 2002 was $387.7 million (2001: $554.9 million) including interest accrued.

3.25% Zero Coupon Subordinated Exchangeable Notes due 2018 (LYONs)--the liability outstanding on these notes at 31 December 2002 was $779.0 million (2001: $931.9 million) including interest accrued.

3.5% Convertible Notes due 2002--the liability outstanding at 31 December 2002 was $Nil (2001: $63.4 million) including interest accrued.

7.25% Senior Notes due 2008--the liability outstanding on these notes at 31 December 2002 was $660.6 million (2001: $659.4 million) including interest accrued.

For additional information regarding the above debt, please refer to Note 16 to the Consolidated Financial Statements.

All fixed-rate liabilities have a weighted average interest rate of 6.4% (2001:
6.3%), maturing between 2003 and 2008. The weighted average life of the fixed rate debt is 2.5 years (2001: 3.2 years).

The weighted average period until maturity for financial liabilities on which no interest is paid is 2.5 years (2001: 3.3 years).

Variable interest rates on liabilities were generally based on the appropriate LIBOR.

The interest rate risk profile of Elan's financial assets was as follows:


                                        AT 31 DECEMBER 2002                              AT 31 DECEMBER 2001

                                FIXED    FLOATING   NO INTEREST     TOTAL        FIXED    FLOATING   NO INTEREST   TOTAL
                                   $M          $M            $M        $M          $M           $M           $M    $M

Investments                    392.9         --        353.3       746.2      1,028.3         --       1,002.3    2,030.6
Cash and liquid resources        --       1,086.5       --        1,086.5        --       1,818.4         1.1     1,819.5



Fixed interest rates on investments have a weighted average interest rate of 7.6% (2001: 7.3%), maturing between 2003 and 2006. The weighted average life of the fixed interest rate investments is 0.2 years (2001: 0.7 years).

Cash and liquid resources include restricted cash, held by EPIL II and EPIL III, in an amount of $29.4 million (2001: $120.9 million).

Variable interest rates on cash and liquid resources are generally based on the appropriate Euro Interbank Offered Rate, London Interbank Bid Rate and bank rates dependent on principal amounts on deposit.

b Currency rate risk

The Group has exposure to various reporting currencies due to the international nature of its operations. Gains and losses arising from this currency exposure are recognised in the Consolidated Statement of Total Recognised Gains and Losses.

The table below shows Elan's currency exposure. Such exposure comprises the monetary assets and monetary liabilities of Elan that are not denominated in the operating currency of the operating unit involved. At 31 December 2002 and 2001, respectively, these exposures were as follows:


NET FOREIGN CURRENCY                                       FUNCTIONAL CURRENCY OF GROUP OPERATION

MONETARY ASSETS/(LIABILITIES)                  AT 31 DECEMBER 2002                          AT 31 DECEMBER 2001

IN U.S. $M                             SWISS FRANCS     U.S. DOLLAR       TOTAL     SWISS FRANCS     U.S. DOLLAR   TOTAL

Sterling                                  (0.1)               --         (0.1)         (0.1)              3.2    3.1
Euro                                      (1.0)               --         (1.0)         (0.8)              --    (0.8)
Swiss Franc                                  --            (1.7)         (1.7)           --               --      --
Israeli Shekel                               --               0.2          0.2           --               --      --
Taiwan Dollar                                --            (0.3)         (0.3)           --             (0.4)   (0.4)
Canadian Dollar                              --               1.2          1.2           --               0.4    0.4

Total                                     (1.1)            (0.6)         (1.7)         (0.9)              3.2    2.3



The amounts shown in the table above take into account the effect of forward contracts and other derivatives entered into to manage these currency exposures.

c Fair values

Fair value is the amount at which a financial instrument could be exchanged in an arm's-length transaction between informed and willing parties, other than a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair value of each material class of financial instrument:

Financial assets--the fair values of financial assets have been estimated for quoted equity securities utilising quoted market prices, for debt securities by methods including utilising current market interest rates for loans with similar risk and duration profile and for material unquoted equity investments generally by the most recent private financing prices, discounted projected future cash flows and option valuation models. The fair values of marketable securities, including interest rate futures, have been estimated based on quotes obtained from brokers for these and similar instruments.

Cash, liquid resources, current bank loans and overdrafts--carrying amount approximates fair value due to the short term nature of these instruments.

3.25% Zero Coupon Subordinated Exchangeable Notes (LYONs), 3.5% Convertible Subordinated Notes and 7.25% Senior Notes--the fair values have been assessed based on the quoted market price.

EPIL II Notes and EPIL III Notes--the fair values have been assumed to be the carrying values. It is possible, however, that the fair values are less than the carrying values given the deterioration in the credit rating of these instruments during 2002.

The carrying value of financial instruments below have been stated before financing costs and include accrued interest.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS The fair value of financial instruments was as follows:

                                                                      AT 31 DECEMBER 2002           AT 31DECEMBER 2001

                                                                      CARRYING           FAIR       CARRYING    FAIR
                                                                         VALUE          VALUE          VALUE    VALUE
FINANCIAL INSTRUMENTS                                                       $M             $M             $M     $M

Financial assets                                                        746.2          795.0         2,030.6     2,382.8
Cash and liquid resources                                              1,086.5        1,086.5        1,819.5     1,819.5
Bank loans                                                                --             --         (325.0)       (325.0)
EPIL II Notes(1)                                                      (450.4)        (450.4)        (450.4)       (450.4)
EPIL III Notes(1)                                                     (390.2)        (390.2)        (559.4)       (559.4)
3.25% Zero Coupon Subordinated Exchangeable Notes (LYONs)(1)          (792.3)        (636.0)        (951.5)     (1,160.7)
3.5% Convertible Notes                                                    --             --          (63.6)        (64.8)
7.25% Senior Notes(1)                                                 (666.7)        (371.0)        (666.7)       (679.8)


(1)   Before financing costs

d Liquidity risk

The objective of liquidity management is to ensure the availability of sufficient funds to meet Elan's requirements and to repay maturing debt.

The maturity profile of Elan's financial liabilities was as follows:

                                                            AT 31 DECEMBER          AT 31 DECEMBER
                                                                      2002                    2001
                                                                        $M                      $M

In one year or less, or on demand                                  7.6                   329.2
In more than one year but not more than two years                111.7                   304.1
In more than two years but not more than five years              113.5                   286.0
In more than five years                                           11.0                    51.0

                                                                 243.8                   970.3


The above table excludes the maturity of the EPIL II Notes, the EPIL III Notes, the 7.25% Senior Notes and the 3.25% Zero Coupon Subordinated Exchangeable Notes (LYONs) which mature in 2004, 2005, 2008 and 2003/2018, respectively.

For additional information on liquidity, please refer to the Financial Review.

e Derivative instruments

Under Elan's accounting policy, foreign currency options and forward exchange contracts are valued at year-end exchange rates. Consequently, changes in fair value attributable to movements in exchange rates are recognised in the profit and loss account.

At 31 December 2002, Elan had entered into a number of forward foreign exchange contracts and foreign currency options at various rates of exchange in the normal course of business. The nominal value of forward foreign exchange contracts to sell Japanese Yen for U.S. dollars at that date was $7.9 million (2001: $30.2 million) and these contracts had a fair value loss of $0.4 million (2001: $5.8 million gain). These contracts expire on various dates up to and including September 2003.

The nominal value of forward foreign exchange contracts to sell U.S. dollars for Euro at 31 December 2002 was $39.8 million (2001: $138.0 million) and these contracts had a fair value gain of $5.0 million (2001: $0.7 million loss). These contracts expire on various dates up to and including October 2003.

The nominal value of forward foreign exchange contracts to sell U.S. dollars for Sterling at 31 December 2002 was $4.6 million (2001: $Nil) and these contracts had a fair value gain of $0.2 million (2001: $Nil). These contracts had all expired by June 2003.

The nominal value of currency options to sell U.S. dollars for Euro at 31 December 2002 amounted to $24.0 million (2001: $42.0 million) and these options had a fair value gain of $3.0 million (2001: $0.1 million loss). These options expire on various dates up to and including December 2003.

In February 2001, Elan raised $650.0 million of 7.25% Senior Notes due 2008. On 14 January 2002, Elan entered into an interest rate swap to convert its fixed rate interest obligations for $100.0 million of the 7.25% Senior Notes to variable rate interest obligations. The swap had an unrecorded fair value gain of $8.1 million at 31 December 2002.

f Sensitivity analysis

A sensitivity analysis of the market value of Elan's financial instruments to hypothetical changes in applicable market rates at 31 December 2002 indicated that their effect would not be material. The range scenario included was based on Elan's expectation of what would be reasonable on a 12 month time frame and involved a 10% movement in foreign exchange rates and a 1% movement in interest rates. The effect of such an adverse movement in rates would be a decrease in income of approximately $12 million.

Elan is exposed to equity price risks primarily on equity investments in quoted companies. At 31 December 2002, quoted securities had a fair value of $165.5 million and had a cost of $160.1 million. These investments are primarily in emerging pharmaceutical and biotechnology companies. A 10% adverse change in equity prices would result in an approximate $17 million decrease in the fair value of these quoted securities.

23 ACQUISITIONS & DISPOSALS

Details of the disposal of a subsidiary undertaking are given below:

                         NET CASH             NET ASSETS                  NET
                         PROCEEDS               DISPOSED                 GAIN
2002                           $M                     $M                   $M

Athena Diagnostics          81.8                  16.6                   65.2


On 19 December 2001, Elan sold approximately 20% of Athena Diagnostics for cash in a private placement, resulting in $41.9 million of gross proceeds to Elan, before accrued costs. On 31 December 2002, Elan together with the other stockholders of Elan's subsidiary, Athena Diagnostics, completed the sale of all of the outstanding stock of Athena Diagnostics to Behrman. Elan realised net cash proceeds of $81.8 million and a net gain of $65.2 million after adjusting for net assets sold.

Details of the acquisition of subsidiary undertakings are given below:

2001

Delsys

In September 2001, Elan acquired Delsys. The total consideration amounted to $50.0 million. This included cash paid together with the cost of Elan's existing investment in the Company. Net liabilities assumed amounted to $1.2 million. Delsys was formed in 1995 and was engaged in developing novel manufacturing technology. The purchase of Delsys was accounted for as an acquisition. At the date of acquisition, the fair value adjustment related to technologies of Delsys, which are separable from the business, was $51.2 million. During 2002, Elan recorded an impairment charge of $45.7 million as under its recovery plan, Elan has decided to close Delsys.

2000

Dura

On 9 November 2000, Elan acquired Dura through an exchange of 0.6715 of an Elan Ordinary Share for each outstanding share of Dura common stock, resulting in the issuance of 30.6 million Ordinary Shares. Options and warrants granted by Dura prior to the acquisition date were converted into options and warrants to acquire approximately 5.5 million Ordinary Shares. The total consideration, including expenses, amounted to $1,590.7 million. The purchase of Dura was accounted for as an acquisition under Irish GAAP. The fair value

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS

adjustment related to patents and current products of Dura valued at the date of acquisition, which are separable from the business, was $29.9 million, offset, in part, by a deferred tax adjustment of $18.4 million and the write-off of financing costs of $2.7 million. Patents and licences arising on acquisition are being amortised over ten years. Goodwill arising on acquisition amounted to $1,111.7 million. In accordance with FRS 11, Elan performed its annual impairment review of goodwill during 2002. As a result of this review, Elan recorded an impairment charge of $854.9 million during 2002. For additional information, please refer to Note 3 to the Consolidated Financial Statements.

Liposome

On 12 May 2000, Elan acquired Liposome. In connection with the acquisition, each outstanding share of Liposome common stock was exchanged for 0.385 of an Elan Ordinary Share, resulting in the issuance of approximately 15.6 million Ordinary Shares, and one contingent value right ("CVR") for each Liposome share, option and warrant representing contingent consideration. Options and warrants granted by Liposome prior to the acquisition date were converted into options and warrants to acquire approximately 1.9 million Ordinary Shares. The agreement governing the CVRs provided for a cash payment by Elan to the holders of the CVRs of up to $98.0 million less certain costs incurred by Elan, with $54.0 million contingent on Myocet receiving marketing and pricing approval in certain countries of the EU, and $44.0 million contingent on Myocet reaching certain sales milestones outside the United States. In March 2001, Elan completed all milestones necessary for the European launch of Myocet. As a result, on 9 April 2001, Elan made an initial cash payment of $54.0 million less costs to the holders of the CVRs. On 31 March 2003, the agreement governing the CVRs terminated in accordance with its terms. As Myocet did not achieve the required sales milestones, the contingent payment of $44.0 million was not made. Elan will not be required to make any additional payments to the holders of the CVRs. Myocet is a proprietary liposomal formulation of doxorubicin which has been developed for the treatment of metastatic breast cancer.

The purchase of Liposome was accounted for as an acquisition. The total consideration of $731.8 million included the milestone payment of $54.0 million. At the date of acquisition, the fair value adjustment related to patents, current products and development projects of Liposome, which are separable from the business, were valued at $263.1 million. Patents and licences arising on acquisition are being amortised over twenty years. Goodwill arising on acquisition was $371.3 million. Under its recovery plan, Elan disposed of its U.S., Canadian and any Japanese rights to Abelcet, and certain related assets, in 2002, and allocated $119.0 million of goodwill to the sale of the Abelcet business based on the estimated relative fair value of the Abelcet rights disposed to the retained rights. Additionally, in 2002, Elan wrote down the remaining goodwill arising from the acquisition of Liposome by $111.8 million. Goodwill is being amortised over a period of twenty years. For additional information, please refer to Note 3 to the Consolidated Financial Statements.

Neuralab

On 31 January 2000, Elan completed the acquisition of Neuralab pursuant to a purchase option to purchase all, but not less than all, of the outstanding common shares of Neuralab. The purchase price, paid in cash, amounted to $76.4 million. Net liabilities assumed amounted to $9.7 million. Neuralab was formed in August 1997 and is engaged in research and development programs in the field of AD. The purchase of Neuralab has been accounted for as an acquisition. The intangibles arising on acquisition of $86.1 million are being amortised over twenty years.

Quadrant

Elan acquired Quadrant in December 2000 for $86.0 million. Quadrant was a drug delivery company with proprietary formulation technology applicable to pulmonary, oral and parenteral routes of administration. The purchase price was primarily allocated to goodwill. In 2002, Elan wrote down goodwill arising from the acquisition of Quadrant by $78.2 million to $Nil, as under its recovery plan, Elan decided to dispose of or close the Quadrant business. This business was sold to a company managed by former employees of the business in July 2003.

Other

Elan acquired Segix Italia, S.p.A. on 20 April 2000 and Vita Elan Pharma, S.A. on 29 June 2000. The total consideration paid was $21.8 million. The purchases have been accounted for as acquisitions and resulted in goodwill of $34.3 million, which is being amortised over periods of twenty years.

24 COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries occupy certain facilities under lease arrangements and lease certain equipment. Future minimum rental commitments for operating leases with non-cancellable terms in excess of one year are as follows:

                               MINIMUM RENTAL PAYMENTS

                            PREMISES            OTHER              TOTAL
                                  $M               $M                $M

2003                            16.0              1.9              17.9
2004                            15.9              1.0              16.9
2005                            13.7              0.4              14.1
2006                            13.0              --               13.0
2007                            12.6              --               12.6
Later years                     89.8              --               89.8

                              161.0               3.3             164.3


As of 31 December 2002, the Company had commitments under finance leases as follows:

                                                         2002              2001
                                                           $M               $M

Within one year                                         11.7               10.4
In more than one year, but not more than five years     35.0               29.6
After five years                                        62.1               55.8

Total gross payments                                   108.8               95.8
Less: finance charges included above                   (29.4)             (26.9)

                                                        79.4               68.9


As of 31 December 2002, the following capital commitments for the purchase of property, plant and equipment had been authorised by the directors:

                                     AT 31 DECEMBER         AT 31 DECEMBER
                                               2002                 2001
                                                 $M                   $M

Contracted for                                 30.4                  25.9
Not-contracted for                              6.5                 114.7

                                               36.9                 140.6


The contracted for and the not-contracted for amounts primarily relate to the extension of the Company's manufacturing facility in Athlone, Ireland.

In 2001, Elan disposed of plant and equipment with a net book value of $22.2 million and subsequently leased the plant and equipment back under six year leases.

In prior years, Elan disposed of plant and equipment and subsequently leased the plant and equipment back and also entered into an arrangement with a third party bank, the substance of which allows the Company to require a net settlement of its obligations under the leases. The related assets and liabilities of these previous sale and leaseback transactions have been offset in the financial statements in the amount of $56.2 million at 31 December 2002 (2001: $50.3 million).

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS
Risk-sharing arrangements

Pharma Marketing

In June 2000, Elan disposed of royalty rights on certain products and development projects to Pharma Marketing. Pharma Marketing completed a private placement of its common shares to a group of institutional investors, resulting in gross proceeds of $275.0 million. Elan holds no investment in Pharma Marketing and has no representative on its board of directors. Concurrent with the private placement, Pharma Marketing entered into a Program Agreement with Elan. The Program Agreement, which substantially regulates the relationship between Elan and Pharma Marketing, represents a risk-sharing arrangement between Elan and Pharma Marketing. Under the terms of the Program Agreement, Pharma Marketing acquired certain royalty rights to each of the following products for the designated indications (including any other product which contains the active ingredient included in such product for any other designation): (i) Frova, for the treatment of migraine; (ii) Myobloc, for the treatment of cervical dystonia; (iii) Prialt, for the treatment of acute pain and severe chronic pain; (iv) Zanaflex, for the treatment of spasticity and painful spasm; and (v) Zonegran, for the treatment of epilepsy. Pharma Marketing agreed to make payments to Elan in amounts equal to expenditures made by Elan in connection with the commercialisation and development of these products, subject to certain limitations. These payments were made on a quarterly basis based on the actual costs incurred by Elan. Elan did not receive a margin on these payments.

Elan's revenue from Pharma Marketing was $31.3 million for 2002, consisting of $24.0 million for commercialisation expenditures, which has been recorded as product revenue, and $7.3 million for development expenditures, which has been recorded as contract revenue. Pursuant to the Program Agreement, Pharma Marketing utilised all of its available funding by mid-2002. Elan will not receive any future revenue from Pharma Marketing. Elan's revenue from Pharma Marketing was $189.8 million for 2001, consisting of $141.8 million for commercialisation expenditures, and $48.0 million for development expenditures. In 2002, the royalty rate on net sales of all designated products was 15.79% on the first $122.9 million of net sales and 3.51% for net sales above $122.9 million. Elan paid aggregate royalties of $24.1 million for 2002. This was recorded as a cost of sales. In 2001, the royalty rate on net sales of Zanaflex was 8.44% on the first $38.0 million of net sales and 1.88% for net sales of Zanaflex above $38.0 million. No royalties were payable on the other products in 2001. Elan paid aggregate royalties of $5.6 million for 2001.

In December 2001, the Program Agreement was amended such that Elan re-acquired the royalty rights to Myobloc and disposed of royalty rights on Sonata to Pharma Marketing. The amendment was transacted at estimated fair value. The board of directors and shareholders of Pharma Marketing approved this amendment. The estimated difference in relative fair value between the royalty rights on Sonata and the royalty rights on Myobloc was $60.0 million. This amount was paid to Pharma Marketing by Elan in cash and was capitalised by Elan as an intangible asset.

Under the original agreements, Elan could have, at its option at any time prior to 30 June 2003, acquired the royalty rights by initiating an auction process. This date was extended to 3 January 2005 under the settlement with Pharma Marketing and Pharma Operating described below. In addition, the holders of Pharma Marketing common shares may initiate the auction process earlier upon the occurrence of certain events. Pursuant to the auction process, the parties will negotiate in good faith to agree on a purchase price, subject to Elan's right to re-acquire the royalty rights at a maximum purchase price. The maximum purchase price was approximately $413 million at 31 December 2002 and increased by approximately 25% annually (less royalty payments). The purchase price was reduced under the settlement with Pharma Marketing and Pharma Operating described below. If the parties are unable to agree on a purchase price and Elan elects not to exercise its right to re-acquire the royalty rights at the maximum purchase price, or if Elan elects not to initiate the auction process prior to the option termination date, Pharma Marketing can dispose of the royalty rights in an auction to the highest bidder or retain the royalty rights. If Elan does not acquire the royalty rights, the royalty rates increase annually up to a maximum blended effective royalty rate of 52.5% on aggregate net sales of the products by 2005.

On 17 January 2003, Elan announced that Pharma Operating had filed a lawsuit in the Supreme Court of the State of New York against Elan and certain of its subsidiaries in connection with the risk-sharing arrangement between the parties. The lawsuit sought, among other things, a court determination that Pharma Operating's approval would be required in the event of a sale by Elan of its interest in Sonata to a third party. On 30 January 2003, Elan, Pharma Operating and its parent, Pharma Marketing agreed to settle the lawsuit and, under the terms of the settlement agreement, Pharma Operating dismissed the litigation between the parties without prejudice. Pursuant to the settlement agreement, effective upon the sale of Sonata to King on 12 June 2003, (i) Elan paid Pharma Operating $196.4 million in cash (representing $225.0 million less royalty payments on all related products paid or due to Pharma Operating from 1 January 2003 through 12 June 2003) to acquire Pharma Operating's royalty rights with respect to Sonata and Prialt and (ii) Elan's maximum purchase price for the remaining products in the arrangement, Zonegran, Frova and Zanaflex, was reduced to $110.0 million, which will increase at a rate of 15% per annum from 12 June 2003 (less royalty payments made for periods after 12 June 2003). The parties also agreed to extend Elan's purchase option termination date to 3 January 2005 from the original termination date of 30 June 2003.

In connection with the settlement agreement, Elan agreed that it would cause certain subsidiaries in the United States, Ireland, the United Kingdom, Germany, France, Spain and Italy to pledge their accounts receivable from commercial sales of pharmaceutical products and services to Pharma Operating as collateral to secure Elan's obligations in relation to royalty payments under the Pharma Marketing arrangement and the settlement agreement. Elan also agreed that, following the closing of a sale of Sonata, it would grant Pharma Operating additional collateral to the extent that the aggregate value of the collateral package, which is to be tested on a quarterly basis, is less than the maximum purchase price for the royalty rights on Zonegran, Frova and Zanaflex. On 6 March 2003, EPI and Pharma Operating entered into a security agreement pursuant to which EPI granted Pharma Operating a first priority security interest in its accounts receivable from commercial sales of pharmaceutical products in the United States. On that same date, Elan and Pharma Operating agreed to the terms of the additional collateral mechanism. On 20 May 2003, EPL and Pharma Operating entered into a security agreement pursuant to which EPL granted Pharma Operating a security interest in its accounts receivable from commercial sales of pharmaceutical products and services in the United Kingdom. A similar agreement was entered into in relation to Ireland by Elan Pharma Limited (Ireland) on 10 June 2003. Negotiations have not begun for Germany, France, Spain or Italy. The parties have agreed that each of the security agreements will provide for the release of Pharma Operating's lien on any accounts receivable of a product or service in which Elan disposes of all or a substantial portion of its rights. Accordingly, Elan does not expect that any of the security arrangements with Pharma Operating will limit Elan's ability to dispose of assets in connection with the recovery plan.

Autoimmune

In December 2001, Autoimmune, in an initial tranche, completed a private placement of its common shares to a group of institutional investors, resulting in gross proceeds to Autoimmune of $95.0 million. In the same initial tranche, Elan purchased non-voting preferred shares of Autoimmune's subsidiary for an aggregate purchase price of $37.5 million. Elan had no representative on the board of directors of Autoimmune. The existing group of institutional investors and Elan also committed to a second investment tranche in the same amounts to be completed in April 2003, subject to certain conditions. Autoimmune entered into a Program Agreement with Elan. The Program Agreement, which substantially regulated the relationship between Elan and Autoimmune, represented a risk-sharing arrangement among the companies. Under the terms of the Program Agreement, Autoimmune acquired royalty rights to each of the following products and development projects for the designated indications: (i) Antegren, for the treatment of relapsing forms of MS, moderate-to-severe inflammatory bowel disease, including Crohn's disease and ulcerative colitis, and moderate-to-severe rheumatoid arthritis; (ii) Maxipime, for the treatment of infection; (iii) Azactam, for the treatment of infection; and (iv) Abelcet, for the treatment of severe fungal infection. Autoimmune also acquired royalty rights on certain development projects, as well as any other product subsequently developed or acquired by Elan that had an indication substantially the same as Maxipime, Azactam, or Abelcet and that would be in direct competition with Maxipime, Azactam or Abelcet. Autoimmune agreed to make payments to Elan in amounts equal to expenditures made by Elan in connection with the commercialisation and development of these products, subject to certain limitations. These payments were to be made on a quarterly basis based on actual costs incurred by Elan. Elan did not receive a margin on these payments. Elan's revenue from Autoimmune was $68.7 million for 2002, consisting of $38.8 million for commercialisation expenditures, which has been recorded as product revenue, and $29.9 million for development expenditures, which has been recorded as contract revenue. Elan's revenue from Autoimmune was $26.6 million for 2001, consisting of $15.9 million for commercialisation expenditures, and $10.7 million for development expenditures. Elan received no revenue from Autoimmune since June 2002. Elan will not receive any future revenue from Autoimmune. No royalties were payable to Autoimmune by Elan in either 2002 or 2001.

Under the original agreement, Elan could, at its option at any time prior to April 2005, acquire the royalty rights by initiating an auction process. In addition, the holders of the Autoimmune common shares could initiate the auction process earlier upon the occurrence of certain events. If the auction process had not been initiated prior to October 2004, it would have automatically commenced. Pursuant to the auction process, Elan and Autoimmune would have negotiated in good faith to agree on a purchase price, subject to Elan's right to re-acquire the royalty rights at a maximum purchase price. This maximum purchase price increased at various rates, approximately 25% annually, subject to certain conditions.

In July 2002, Elan announced the termination of all agreements relating to the risk-sharing arrangement with Autoimmune. The royalty obligations to Autoimmune were terminated. The total consideration for the royalty rights was $121.0 million which, after taking account of the redemption of Elan's investment of $38.5 million in Autoimmune, resulted in a net cash cost of $82.5 million. Elan expensed $121.0 million as an exceptional selling, general and administrative expense arising from the acquisition of Autoimmune.

At 31 December 2002, Elan had commitments to invest $3.2 million (2001: $25.6 million) in healthcare managed funds.

The Company has deferred purchase arrangements for certain products, which amount to $4.5 million (2001: $24.5 million). These payments are dependent on various approvals and milestones being met.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

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NOTES RELATING TO FINANCIAL STATEMENTS

Elan, in disposing of assets or businesses, often provides representations, warranties and indemnities to cover various risks. Elan does not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, Elan has no reason to believe that these uncertainties would have a material adverse effect on the Group's financial condition or results of operations.

25 LITIGATION

Elan is involved in various legal and administrative proceedings, relating to securities matters/SEC investigation, patent matters, antitrust matters and other matters. The most significant of these matters are described below.

Elan recorded a provision during 2002 of $19.0 million relating to the litigation with Schwarz, Allergan and the shareholder derivative actions described below. With the exception of the litigations with Schwarz and Allergan, and the shareholder derivative actions, Elan does not believe that it is feasible to predict or determine the outcomes of the pending actions, investigations and proceedings and any possible effect on the Group's business or to reasonably estimate the amounts or potential range of losses, if any, with respect to the pending actions, investigations and proceedings. The costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings, settlements, judgements and claims, and changes in those matters (including the matters described below) and developments or assertions by or against the Group relating to intellectual property, could have a material adverse effect on the Group's business, financial condition, results of operations and liquidity.

Securities matters/SEC investigation

Commencing in January 1999, several class actions were filed in the U.S. District Court for the Southern District of California against Dura, one of Elan's subsidiaries, and various then current or former officers of Dura. The actions, which allege violations of the U.S. federal securities laws, were consolidated and purport to seek damages on behalf of a class of shareholders who purchased Dura common stock during a defined period. In July 2000, the court issued an order granting the defendants' motion to dismiss the complaint without prejudice on the basis that it failed to state an actionable claim. In November 2001, the court granted Dura's motion to dismiss with prejudice and judgement was entered in Dura's favour. In December 2001, plaintiffs filed an appeal of the judgement with the Ninth Circuit Court of Appeals. Oral argument was held on 4 February 2003. On 5 August 2003, the Ninth Circuit issued its opinion, reversing the lower court's prior dismissal. In remanding the case, the Ninth Circuit directed that the plaintiffs be afforded leave to amend their complaint. Elan has petitioned for en banc review of the decision by the entire panel of the Ninth Circuit. If en banc review is not granted, the Ninth Circuit will issue a remand to the District Court. The District Court will set a date for the amended complaint to be filed.

The Company and certain of its former and current officers and directors are named as defendants in a putative class action in the U.S. District Court for the Southern District of New York, which consolidated several class actions filed in early 2002 (the "Class Action"). The amended and consolidated complaint filed 24 January 2003 in the action (the "Complaint") alleges claims under the U.S. federal securities laws, specifically, Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended (the "1933 Act"), and Sections 10(b), 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and Rule 10b-5 promulgated thereunder. The Complaint alleges claims on behalf of classes of persons and entities who purchased securities of the Company during periods of time commencing on 7 February 2000 and ending on 1 July 2002. The Complaint also alleges claims on behalf of two sub-classes that consist of persons and entities who held stock in Dura and Liposome and exchanged such stock for ADSs in Elan pursuant to those companies' mergers with the Company in 2000. In addition to the Company, defendants named in the Complaint include Donal J. Geaney, Thomas G. Lynch, Shane M. Cooke, William F. Daniel, KPMG LLP and KPMG, Chartered Accountants. The Complaint alleges that the Company's financial statements were not in accordance with generally accepted accounting principles, and that the defendants disseminated materially false and misleading information concerning the Company's business and financial results, with respect to the Company's investments in certain business ventures and business venture parents and the licence fees and research revenues received from the business ventures; the accounting for proceeds from the Company's sale of certain product lines and disclosure concerning those sales; the accounting for certain risk-sharing arrangements that the Company entered into and disclosure concerning those arrangements; the accounting for certain qualified special purpose entities and disclosure concerning those entities; the disclosure of compensation of certain officers of the Company; and certain alleged related party transactions. The Complaint seeks compensatory damages and other relief that the court may deem just and proper. Elan and the individual defendants moved to dismiss the Complaint on 25 March 2003. The motions to dismiss have been fully briefed; however, the court has not issued its decision.

The Company is a nominal defendant in two derivative actions filed against certain of its former and current directors and certain of its former and current officers on or about 14 March 2002 and 20 March 2002 in the Superior Court of the State of California, County of San Diego. The two actions have been consolidated, and the plaintiffs have filed a consolidated complaint. The complaint contains allegations similar to those set forth in the foregoing actions, but alleges, among other things, that the defendant officers and directors breached their duties to the Company by causing the Company to undertake the actions alleged in the complaint. Among other relief, the action seeks damages against the defendant officers and directors on behalf of the Company. The individual defendants have filed motions to dismiss on the grounds of lack of personal jurisdiction, and all of the defendants have filed a motion to dismiss on the grounds of forum non conveniens, or inconvenient forum. The Company has reached an agreement with the plaintiffs to settle the derivative actions. The settlement would involve the Company agreeing to adopt certain corporate governance provisions and to pay plaintiffs' attorneys' fees and expenses in the amount of $527,495, as determined by binding mediation. A formal settlement stipulation has not been finalised. The settlement is subject to court approval.

The Company is the subject of an investigation by the SEC's Division of Enforcement commenced on or about 12 February 2002, which the Company believes relates primarily to the issues described in the immediately preceding two paragraphs. Elan is unable to predict or determine the outcome of the Class Action or the SEC investigation or to reasonably estimate the amounts or range of loss, if any, with respect to the resolution of the Class Action or the SEC investigation. Elan is also unable to predict or determine the impact, if any, that the 2001 restatement may have on the outcome of the Class Action. In addition, the timing and final resolution of the Class Action and SEC investigation is uncertain. The Company continues to believe that it has prepared its financial statements in accordance with applicable GAAP (subject to the restatement relating to EPIL III under U.S. GAAP, described on pages A-144 to A-149). The findings and outcome of the SEC investigation may adversely affect the course of the Class Action. The possible outcome or resolution of the SEC investigation or the Class Action could require Elan to make substantial payments.

Patent matters

In September 1999, Bayer A.G. and its U.S. subsidiary Bayer Corporation (collectively, "Bayer") filed suit in the U.S. District Court for the Northern District of Georgia claiming that Elan infringes U.S. Patent No. 5,264,446, allegedly covering Bayer's hypertension drug Adalat CC, by Elan's filing of an ANDA for its 60mg nifedipine extended release tablets. In March 2001, the court entered an order granting summary judgement in favour of Elan and dismissed the action. In May 2000, Bayer filed another lawsuit against Elan, along with Biovail Corporation ("Biovail") and Teva Pharmaceuticals, USA, Inc. ("Teva"), alleging that the commercial sale of Elan's 30mg nifedipine extended release tablets infringes the same Bayer patent (originally filed in the U.S. District Court for the District of Delaware and transferred to the U.S. District for the Northern District of Georgia). In March 2001, the court entered an order granting summary judgement in favour of Elan and dismissed the action. Bayer appealed both decisions to the U.S. Court of Appeals for the Federal Circuit ("CAFC"). In February 2002, the CAFC issued a decision vacating the district court's decision in both cases and remanding for further proceedings. In August 2002, the Company entered into a settlement with Bayer resolving all outstanding disputes over Elan's 30mg and 60mg nifedipine products, and providing Elan with freedom to commercially manufacture and sell those products without liability to Bayer. The cases were dismissed with prejudice in August 2002.

In March 2001, Novartis Consumer Health, Inc. ("Novartis") filed a complaint against Elan Transdermal Technologies, Inc. ("ETT"), a wholly owned subsidiary of Elan, in the U.S. District Court for the Southern District of Florida alleging that ETT's nicotine patch products infringe Novartis' U.S. Patent No. 5,834,011 (the "011 patent"). Novartis' complaint sought unspecified damages and an injunction barring the sale of ETT's nicotine patch products. In May 2001, ETT answered the complaint, denying infringement and alleging the invalidity and unenforceability of the 011 patent. ETT, along with Elan Transdermal Limited ("ETL"), also asserted a counterclaim against Novartis, alleging that Novartis' nicotine patches infringe the Group's U.S. patent No. 4,946,853 (the "853 patent"), and seeking damages and injunctive relief. In June 2001, Novartis answered the counterclaims, denying infringement, asserting the invalidity of the 853 patent, and stating that the patent was unenforceable against Novartis on account of equitable estoppel and that any recovery of damages would be limited by laches. In November 2002, ETT, ETL and Novartis entered into a stipulation and Order of Dismissal, whereby both the claim and the counterclaim were dismissed. This ended the litigation and resolved the claims on terms which allow ETT to continue to market its nicotine patch products for prescription use. On 8 July 2003, Nitto Americas acquired all of the outstanding capital stock of ETT.

In October 1998, Elan filed a patent infringement action in the U.S. District Court for the Southern District of Florida against Andrx alleging that, by its submission of an ANDA for a generic version of Naprelan, which submission included a paragraph IV certification, Andrx infringed Elan's U.S. Patent No. 5,637,320 (the "320 patent"). In March 2002, the court issued a decision finding the 320 patent invalid and dismissed the action. The court did not consider the issue of infringement. In March 2003, the court denied Elan's motion for reconsideration and confirmed its previous finding of invalidity. Elan has filed a notice of appeal with the CAFC and Elan submitted its opening brief on July 30, 2003. A response brief by Andrx is scheduled to be submitted in September 2003.

In November 2002, Allergan filed a complaint against Elan in the U.S. District Court for the District of Delaware. The complaint alleges that Elan wilfully infringed U.S. Patent No. 6,290,961 by virtue of its manufacture, sale and offer for sale of its Myobloc product. Allergan

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS

is seeking injunctive relief and unspecified damages. In February 2003 Elan filed an answer and counterclaim, denying allegations of infringement, asserting that the patent is invalid and unenforceable and alleging antitrust violations against Allergan. In February 2003, Allergan filed its reply to Elan's counterclaim. A trial date has been set for October 2004. Settlement discussions are on-going.

Eon submitted to the FDA an ANDA for a generic equivalent of Elan's 400mg Skelaxin product. The application included a paragraph IV certification pertaining to U.S. patent No. 6,407,128 (the "128 patent"). Eon provided notice to Elan of its paragraph IV certification in November 2002, and Elan filed a patent infringement suit against Eon in the U.S. District Court for the Eastern District of New York on 2 January 2003. Eon filed its answer and counterclaim on 23 January 2003 and then filed an amended answer and counterclaim on 19 February 2003. Elan filed its reply to the counterclaim on 7 March 2003. Discovery is in its early stages and no trial date has been set. Corepharma LLC ("Corepharma") also has submitted to the FDA an ANDA for a generic equivalent of Elan's 400mg Skelaxin product, including a paragraph IV certification pertaining to the 128 patent. Corepharma provided notice to Elan of its paragraph IV certification in January 2003, and Elan filed a patent infringement suit against Corepharma in the U.S. District Court for the District of New Jersey on 7 March 2003. In May 2003, Elan and Corepharma agreed to transfer the Corepharma litigation to the U.S. District Court for the Eastern District of New York for consolidation with the Eon litigation. Elan and King are cooperating in the prosecution of these actions, and are working together to substitute, or in the alternative add, King as a plaintiff to the two actions.

Antitrust matters

In March 2001, Andrx filed a complaint against Elan in the U.S. District Court for the Southern District of Florida alleging that Elan engaged in anti-competitive activities in an effort to prevent or delay the entry of a generic alternative to Naprelan. Elan filed a motion to dismiss the complaint and for judgement on the pleadings. In April 2003, the court granted Elan's motion and dismissed Andrx's complaint with prejudice and without leave to amend. In June 2003, the court reaffirmed its April decision, denying Andrx's motions for reconsideration and for leave to amend its complaint. On 14 July 2003, Andrx filed a notice of appeal. The opening brief in this matter is likely to be filed in October 2003. In addition, the 11th Circuit has tentatively scheduled a September 23, 2003 mediation regarding this matter.

Three putative class actions have been filed in the U.S. District Court for the Eastern District of Pennsylvania against Elan and Skye Pharma, Inc. by indirect purchasers of Naprelan. In September 2002, the cases were consolidated and in October 2002, a consolidated amended class action complaint was filed. The consolidated complaint alleges that Elan violated the antitrust laws by engaging in sham patent litigation and entering into an unlawful settlement agreement in an effort to prevent or delay the entry of a generic alternative to Naprelan. The damages claimed are unspecified. Elan has not yet answered or otherwise responded to the amended complaint. Other than preliminary document production, the litigation has been stayed and the case placed on the court's suspense docket pending the outcome of further proceedings in the pending patent infringement litigation brought by Elan against Andrx described above. On August 4, 2003 plaintiffs filed a motion to remove the litigation from the court's suspension docket. Elan and Skye Pharma, Inc. have filed an opposition to this motion and currently await the court's decision on this matter.

In June 2001, Elan received a letter from the FTC stating that the FTC was conducting a non-public investigation to determine "whether Brightstone Pharma, Inc., Elan Corporation or others may have engaged in an effort to restrain trade by entering into an agreement which may restrict the ability of Brightstone or others to market a bioequivalent or generic version of Naprelan". In October 2001, counsel for Elan met informally with FTC Staff to discuss the matter. No further communication from the FTC was received until December 2002, when Elan was served with a subpoena duces tecum from the FTC for the production of documents related to Naprelan. Elan has voluntarily provided documents and witness testimony in response to the subpoena and continues to cooperate with the FTC relating to this investigation.

In June 2002, Elan entered into a settlement with the FTC resolving the FTC's investigation of a licensing arrangement between Elan and Biovail relating to nifedipine, the generic version of the hypertension drug Adalat CC. The settlement is reflected in a consent order which, by its terms, does not constitute an admission by Elan that any law has been violated, and does not provide for monetary fines or penalties. Elan continues to satisfy all of the terms of the consent order, including launching its 30mg and 60mg nifedipine products through Watson in September 2002.

Elan is aware that ten actions have been filed in the U.S. District Courts on various dates between July 2002 and July 2003 (seven in the District of Columbia and three in the Southern District of New York) claiming that Elan (and others) have violated federal and state antitrust laws based on the licensing arrangement with Biovail relating to nifedipine described in the immediately preceding paragraph. The complaints seek various forms of remedy, including declaratory judgement, damages (including treble and/or punitive damages where allowed), disgorgement and injunctive relief. The actions have been brought by putative classes of direct purchasers, individual direct purchasers, and putative classes of indirect purchasers. On 29 May 2003, the Multidistrict Panel granted Elan's and Biovail's motion to coordinate and consolidated for pre-trial proceedings all pending cases in the District of Columbia. The court has not set a case management schedule.

On 13 March 2003, Elan received notification from the FTC that the FTC's Bureau of Competition was conducting an investigation to determine whether Elan, King or any other person was engaging in unfair methods of competition in violation of Section 5 of the Federal Trade Commission Act, including, among other things, by preventing or slowing generic competition to Skelaxin. The FTC's stated focus of the investigation was Elan's listing in the Orange Book of at least one patent for Skelaxin, and other actions with regard to the FDA regulatory process. On 8 May 2003, Elan received notification from the FTC that it had discontinued that portion of its investigation concerning whether Elan wrongfully listed its patent for Skelaxin in the Orange Book. Elan continues to cooperate with the FTC regarding matters unrelated to the Orange Book listing of the Skelaxin patent.

Other matters

On 27 June 2002, BioPort Corporation ("BioPort") filed suit against Elan in the Superior Court of the State of California alleging breach of certain collaboration and supply agreements relating to the development, manufacture and supply of botulinum toxin. In addition to claims for breach of contract, BioPort asserted claims for intentional interference with contractual relations (as to Elan), unfair business practices, and unjust enrichment. The complaint sought a five percent royalty on net sales of Myobloc, payments allegedly owned under the collaboration agreement, a declaration that BioPort has an ownership interest in Myobloc, and other relief including punitive damages. On 17 March 2003, the court sustained Elan's demurrer to BioPort's claim for unfair business practices. On 1 April 2003, Elan filed an answer to BioPort's complaint, including a general denial of the complaint and affirmative defences. Elan also filed a cross-complaint against BioPort, seeking declaratory relief and damages for breach of contract. On 19 May 2003, BioPort filed a demurrer to Elan's cross-complaint. On 20 May 2003, Elan filed a motion to strike BioPort's demurrer. On 30 May 2003, BioPort and Elan both filed motions for summary adjudication. On 5 June 2003, the parties participated in mediation. After the mediation, the court stayed the litigation until 24 August 2003 to allow the parties to continue business negotiations that may resolve the dispute. The parties are scheduled to appear before the court on 18 September 2003 for a status review.

In September 2002, Schwarz filed a demand for arbitration with the American Arbitration Association (the "AAA") claiming that Elan had breached certain duties associated with a License and Supply Agreement between Elan and Schwarz for the distribution of Verelan SR and Verelan PM and seeking unspecified damages. In October 2002, the Company filed an Answer and Counterclaim to the Demand. On 28 April 2003, the parties entered into an amendment to their License and Supply Agreement and settled all the claims raised in the demand for arbitration.

On 17 January 2003, Elan announced that Pharma Operating had filed a lawsuit in the Supreme Court of the State of New York against Elan and certain of its subsidiaries in connection with the risk-sharing arrangement between the parties. The lawsuit sought, among other things, a court determination that Pharma Operating's approval would be required in the event of a sale by Elan of its interest in Sonata to a third party. On 30 January 2003, Elan, Pharma Operating and its parent, Pharma Marketing, agreed to settle the lawsuit and, under the terms of the settlement agreement, Pharma Operating dismissed the litigation between the parties without prejudice. Pursuant to the settlement agreement, effective upon the sale of Sonata to King on 12 June 2003, (i) Elan paid Pharma Operating $196.4 million in cash (representing $225.0 million less royalty payments on all related products paid or due to Pharma Operating from 1 January 2003 through 12 June 2003) to acquire Pharma Operating's royalty rights with respect to Sonata and Prialt and (ii) Elan's maximum purchase price for the remaining products in the arrangement, Zonegran, Frova and Zanaflex, was reduced to $110.0 million, which will increase at a rate of 15% per annum from 12 June 2003 (less royalty payments made for periods after 12 June 2003). The parties also agreed to extend Elan's purchase option termination date to 3 January 2005 from the original termination date of 30 June 2003.

In connection with the settlement agreement, Elan agreed that it would cause certain subsidiaries in the United States, Ireland, the United Kingdom, Germany, France, Spain and Italy to pledge their accounts receivable from commercial sales of pharmaceutical products and services to Pharma Operating as collateral to secure Elan's obligations in relation to royalty payments under the Pharma Marketing arrangement and the settlement agreement. Elan also agreed that, following the closing of a sale of Sonata, it would grant Pharma Operating additional collateral to the extent that the aggregate value of the collateral package, which is to be tested on a quarterly basis, is less than the maximum purchase price for the royalty rights on Zonegran, Frova and Zanaflex. On 6 March 2003, EPI and Pharma Operating entered into a security agreement pursuant to which EPI granted Pharma Operating a first priority security interest in its accounts receivable from commercial sales of pharmaceutical products in the United States. On that same date, Elan and Pharma Operating agreed to the terms of the additional collateral mechanism. On 20 May 2003, EPI and Pharma Operating entered into a security agreement pursuant to which EPL granted Pharma Operating a security interest in its accounts receivable from commercial sales

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

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




NOTES RELATING TO FINANCIAL STATEMENTS

of pharmaceutical products and services in the United Kingdom. A similar agreement was entered into in relation to Ireland by Elan Pharma Limited (Ireland) on 10 June 2003. Negotiations have not begun for Germany, France, Spain or Italy. The parties have agreed that each of the security agreements will provide for the release of Pharma Operating's lien on any accounts receivable of a product or service in which Elan disposes of all or a substantial portion of its rights. Accordingly, Elan does not expect that any of the security arrangements with Pharma Operating will limit Elan's ability to dispose of assets in connection with the recovery plan.

On 17 March 2003, the Group commenced an action against King and certain of its subsidiaries in the Supreme Court of the State of New York to compel King to complete its purchase of the Group's primary care franchise (principally consisting of the Group's U.S. and Puerto Rican rights to Sonata and Skelaxin). On 19 May 2003, Elan and King agreed to proceed with the transaction on amended terms and on 12 June 2003 the transaction was completed. Effective upon the closing of the transaction, all claims under the pending litigation were released and Elan and King dismissed the litigation with prejudice.

26 BUSINESS VENTURES

Since 1996, Elan has pursued collaborations with biotechnology, drug delivery and pharmaceutical companies in order to leverage Elan's drug delivery technologies and its proprietary neurological and oncology research, and to access complementary or synergistic research and development programmes in Elan's areas of expertise. Elan has historically referred to this programme in a number of ways, including as a joint venture programme, a business venture programme, and a strategic licensing programme. For the purposes of these Consolidated Financial Statements, this programme will be referred to as the "business venture programme". Elan has not entered into any new business ventures under the business venture programme since mid-2001.

In 2002, as part of the recovery plan, Elan completed a review of its business venture portfolio to conserve cash and reflect the reduced scope of Elan's activities. As a result, it is Elan's intention to restructure or terminate substantially all of its business ventures with the aim of substantially reducing or eliminating future cash outlays by Elan. The restructuring process and any terms agreed have been the result of negotiations between Elan and the respective business venture parents. As such, the agreed terms arising from the restructuring process vary between different business venture relationships. Typically, as part of the termination of a business venture, the technologies contributed by the business venture parent and Elan are returned, the technology developed in the business venture is transferred to the business venture parent and/or Elan, and Elan transfers its interest in the business venture to the business venture parent in exchange for a continuing interest in the product or technology previously in the business venture, such as a royalty. There can be no assurance that all business venture relationships can be restructured or terminated on commercially reasonable terms, or at all. There were 55 business ventures in place prior to the announcement of the recovery plan on 31 July 2002. To date, Elan has formally restructured 36 business venture relationships.

As it is Elan's intention to restructure or terminate substantially all of its business venture relationships, the description of the business venture programme below is generally no longer applicable and is described in the past tense.

The business venture programme generally involved licensing drug delivery technologies and know-how, or pharmaceutical research and development assets, to a newly formed subsidiary ("the business venture") of an emerging biotechnology; drug delivery or pharmaceutical company ("the business venture parent") and the establishment of a joint development collaboration.

Contemporaneously with the licensing and collaborative transaction, Elan typically made an investment in the business venture. Investments in business ventures were in various forms. Prior to mid 1999, those investments were generally in the form of voting common stock. Subsequently, these investments were in the form of non-voting preferred stock convertible into common stock after a period of two years. Elan typically held an initial fully diluted equity interest of 19.9% in the business venture. Elan also typically made a contemporaneous investment in the business venture parent in the form of common equity and convertible/exchangeable preferred stock and/or convertible/exchangeable debt. The convertible/exchangeable securities in the business venture parent were generally convertible, at Elan's option, into common equity of the business venture parent or exchangeable for up to 30.1% of the common equity in the business venture, potentially bringing Elan's fully diluted equity interest in the business venture up to 50%. In many transactions, if Elan chose to exchange the convertible/exchangeable securities in the business venture parent into common equity of the business venture, then it would be required to pay the business venture parent an amount equal to 30.1% of the cumulative operating funding of the business venture to the date of exchange such that Elan and the business venture parent would have shared equally (on a cumulative basis) in such funding. Elan sold certain of its investments in the business ventures and the business venture parents to EPIL II in June 2000 and to EPIL III in March 2001. EPIL II and EPIL III are securitisation entities and the investments are held by EPIL II and EPIL III as security for outstanding indebtedness issued by the entities. For additional information regarding these special purpose entities, please refer to Notes 16 and 33 to the Consolidated Financial Statements.

The business venture generally conducted research and development activities using its technologies and proprietary know-how in an agreed research field. Elan's partner, the business venture parent, principally managed the business venture. The technologies and proprietary know-how of the business venture were in-licensed by the business venture from Elan and the business venture parent. On formation, a number of contracts were entered into to govern the in-licensing of intellectual property assets to the business venture from Elan and the business venture parent.

Development of products and technologies for pharmaceutical applications involves risk. The nature of pharmaceutical development, with stringent regulatory constraints and guidelines designed to protect the health and safety of patients and those working with the products, means that development activities are costly and time consuming. Elan's portfolio of business ventures allowed it to diversify the risks associated with product development. Individual development programmes within the business ventures had varying degrees of success and failure. Elan and the business venture parent would typically work together using commercially reasonable efforts and their combined technical, regulatory and clinical expertise to increase the likelihood of success of the business ventures. This could lead to changes in the direction of a development programme, adding or substituting technologies or products and redirection of clinical programmes as deemed necessary.

The business venture, the business venture parent and Elan continually reviewed the progress of the research and development activities in the business venture. As part of this review, the parties could decide that it was not commercially or technically practical to continue to support the business venture.

Elan received and recorded initial revenue from the business ventures set out in the tables on pages A-130 to A-132 of $Nil, $172.5 million and $321.2 million for 2002, 2001 and 2000, respectively. Elan's initial investments in the business ventures and the business venture parents were $Nil, $229.2 million and $435.7 million for 2002, 2001 and 2000, respectively.

The business ventures typically had the following operational structure. The board of directors of a business venture was generally comprised of a majority of directors from the business venture parent and one director nominated by Elan. For a quorum, the presence of the Elan nominated director was required. The business plan required the approval of the board of directors of the business venture, including the Elan nominated director. This approval was subject to the directors' fiduciary duty to the business venture. The contracts of establishment provided for subsequent reviews, either annually or more frequently, of the business plan and required the continuing approval by the Elan nominated director. The business ventures also typically had a management committee and/or research and development committee. These committees generally provided for equal representation by Elan and the business venture parent. The committees had responsibility for day to day activities of the business venture and for the implementation of the business plan. At their inception, the business ventures typically had no funds after payment of the initial fee to Elan. The operating funding of the business venture was provided by the business venture parent and Elan, subject to the approval of both parties. Funding was generally utilised to pay for research and development activities. Typically, such subsequent financial support was provided in proportion to the respective fully diluted ownership of the business venture by the business venture parent and Elan (typically 80.1% and 19.9%, respectively). Elan expensed the subsequent funding it provided directly to the business venture. This was expensed within the interest and other expense line. Elan expensed $23.9 million, $24.6 million and $10.0 million of subsequent business venture funding in 2002, 2001 and 2000, respectively. If both Elan and the business venture parent agreed to provide subsequent financial support to the business venture through their ongoing approval of a business plan, then, if requested by the business venture parent, Elan was required to make additional investments in the business venture parent, typically in the form of convertible debt, in an amount equal to the business venture parent's proportion of such subsequent financial support, the proceeds of which the business venture parent was required to use to fund its proportion of the subsequent support of the business venture. This amount was recorded by Elan as a financial asset. Elan provided additional financing of $83.4 million, $92.2 million and $41.3 million to business venture parents in 2002, 2001 and 2000, respectively. As a consequence of the implementation of the recovery plan, Elan expects that the amount of additional financing it will provide to the business ventures and business venture parents in 2003 will be less than $10.0 million.

The business ventures incurred research and development expenditures of approximately $125 million, $125 million and $70 million in 2002, 2001 and 2000 respectively. While the business ventures and the business venture parents were generally responsible for ongoing research and development activities, they could request that Elan conduct research and development on their behalf. If Elan undertook such work, the work was typically charged to the business venture at pre-determined rates, which were set to recover Elan's costs plus a mark-up. Elan received research revenue from the business ventures of $13.4 million, $15.0 million and $15.4 million in 2002, 2001 and 2000, respectively.

Investments in the business ventures and the business venture parents were made at fair value. The fair value of investments was typically initially determined by Elan using established financial methodologies, including quoted market prices for quoted equity securities. Unquoted equity investments and non-traded securities of public entities were assessed using methodologies including the Black-Scholes

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS

option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flow models.

Subsequent to Elan's investment in a business venture and business venture parent, the values of the investments have been typically determined periodically, but not less frequently than yearly, by an independent financial institution using methodologies similar to those described above.

The tables on pages A-130 to A-132 set forth certain information regarding the 36 business ventures that were formed in 2001 and 2000. No new business ventures were formed in 2002. Of all of the business ventures formed since the commencement of the business venture programme in 1996, 55 were still in place prior to the announcement of the recovery plan on 31 July 2002. It is Elan's intention to restructure or terminate substantially all of its business ventures. To date Elan has formally restructured 36 business venture relationships.

Elan recognised exceptional charges in its profit and loss account for 2002 to reflect impairments to the Group's investment portfolio, including investments held by EPIL II and EPIL III. This includes impairment charges relating to investments in business ventures and business venture parent companies of $114.4 million and $880.0 million respectively.


BUSINESS VENTURES--2001

                                      AGGREGATE INITIAL
                                     AMOUNT INVESTED
                                     (IN BOTH BUSINESS                                                   INITIAL FEE
                                     VENTURE AND BUSINESS                                                RECEIVED
BUSINESS VENTURE PARENT              VENTURE PARENT)          FIELD OF RESEARCH AND DEVELOPMENT          BY ELAN

  Allergy Therapeutics Ltd.           $20.7 million           Development of anti-histamine              $15.0 million
                                                             formulations

  Applied Genetics                    $19.0 million           Topical treatments of skin disease         $15.0 million
  Incorporated Dermatics                                     including skin cancer
                                                             (Dimericine (Trade Mark) --liposomal T4N5)

  Beyond Genomics, Inc.               $15.0 million           Research into Alzheimer's disease and/or   $10.0 million
                                                             mild cognitive impairment

  CeNeS Limited                       $21.0 million           Treatment of pain                          $15.0 million
                                                             (morphine-6-glucuronide)

  ChemGenex                           $20.0 million           Treatment of cancer                        $15.0 million
  Therapeutics, Inc.

  Cogent Neuroscience, Inc.           $17.5 million           Treatment of central nervous system        $12.5 million
                                                             ("CNS") diseases

  Curis, Inc.                         $19.0 million           Treatment of neurological disorders        $15.0 million

  eNOS Pharmaceuticals, Inc.          $17.0 million           Treatment of neurological and              $15.0 million
                                                             cardiovascular diseases in
                                                             non-hypercholesterolemic humans
                                                             (EN-110)

  GlycoGenesys, Inc.                  $20.0 million           Treatment of cancer (GCS-100, formerly     $15.0 million
                                                             known as GBC-590)

  Inex Pharmaceuticals Corporation    $20.0 million           Treatment of cancer (VSLI (Trade Mark))    $15.0 million

  Lipocine Inc.                       $20.0 million           Oral hormone replacement therapy           $15.0 million
                                                             combination product

  Nobex Corporation                   $20.0 million           Treatment of post-menopausal               $15.0 million
                                                             osteoporosis or Paget's disease
                                                             (Oratonin (Trade Mark))

  Total                               $229.2 million                                                     $172.5 million



BUSINESS VENTURES--2000

Business Ventures--2000
                                  Aggregate Initial
                                  Amount Invested
                                  (in both business                                        Initial Fee
                                  venture and business                                     Received
Business Venture Parent           venture parent)     Field of Research and Development    by Elan

Acusphere, Inc.(1)(2)             $22.5 million       Pulmonary delivery of therapeutics   $15.0 million
                                                      (compound not disclosed)

Altea Genomics, Inc.(1)(2)        $12.0 million       Transcutaneous delivery of gene-     $10.0 million
                                                      based

                                                      products including DNA vaccines
Aquacap Pharmaceuticals Inc.(1)(2)$12.0 million       Development and manufacture of       $10.0
                                                      soft-gel                             million
                                                      therapeutic compounds

Ardent Pharmaceuticals,           $20.0 million       Treatment of pain (morphine)         $15.0 million
Inc.(1)

Atrix Laboratories, Inc.(1)       $20.0 million       Treatment of pain and                $15.0 million
                                                      cancer-associated
                                                      symptoms (fentanyl and an
                                                      anti-emetic)

Cogent Neuroscience, Inc.(1)(2)   $20.0 million       Gene-based products for treatment of $15.0 million
                                                      disorders resulting from cellular
                                                      pathologies induced by genetic
                                                      disease
                                                      (such as Huntington's disease)

Cytokine Pharmasciences,          $20.0 million       Indications of CNI-1493, except      $15.0 million
Inc.(1)(2)                                            infectious diseases

Delsys(1)(3)                      $18.8 million       Manufacture of therapeutic agents    $12.5 million
                                                      using Accudep(TM)deposition
                                                      technology

Digital Gene Technologies, Inc.(1)$41.2 million       Identify and develop drug targets    $31.2 million
                                                      and therapeutics for the treatment of
                                                      Alzheimer's disease and Parkinson's
                                                      disease and also to develop novel
                                                      mechanisms for drug delivery

Elite Pharmaceuticals, Inc.(1) (2)$20.0 million       Treatment of pain and neurology (two $15.0 million
                                                      undisclosed compounds)

FeRx Incorporated(1)(2)           $20.6 million       Treatment of cancer (MTC-DOX(TM))    $15.6 million

Generex Biotechnology             $20.0 million       Treatment of pain (buccal morphine)  $15.0 million

Idun Pharmaceuticals, Inc.        $25.0 million       Treatment, inhibition or prevention  $15.0 million
                                                      of apoptosis (cell death) following
                                                      stroke


(1) Investments in the business venture or business venture parent were sold to EPIL II and/or EPIL III.

(2)  Investment held by EPIL III was disposed of on 29 June 2002.

(3)  In September 2001, Elan acquired Delsys.


ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F


NOTES RELATING TO FINANCIAL STATEMENTS

BUSINESS VENTURES--2000

                                           AGGREGATE INITIAL
                                           AMOUNT INVESTED
                                           (IN BOTH BUSINESS                                                 INITIAL FEE
                                           VENTURE AND BUSINESS                                              RECEIVED
 BUSINESS VENTURE PARENT                   VENTURE PARENT)        FIELD OF RESEARCH AND DEVELOPMENT          BY ELAN

 ImaRx Therapeutics, Inc.(1)(2)            $12.0 million          Treatment of cancer                        $10.0 million

 Incara Pharmaceuticals Corporation(1)     $19.0 million          Treatment of gastro-intestinal disease     $15.0 million
                                                                  including ulcerative colitis and Crohn's
                                                                  disease (Deligoparin sodium--ultra low
                                                                  molecular weight heparin)

 Ingredient Innovations                    $12.0 million          Nutraceutical products                     $10.0 million

 International Company(1)(2)

 Lyotropic Therapeutics, Inc.(1)(2)        $19.0 million          Undisclosed compound                       $15.0 million

 Neurome, Inc.(1)(2)                       $13.3 million          Research into neuronal cell death arising  $9.9 million
                                                                  from amyloid deposition

 NewBiotics Inc.(1)(2)                     $21.0 million          Treatment of cancer (NB                    $9.0 million
                                                                  1011/Thymectacin (Trade Mark))

 RxKinetix, Inc.(1)                        $12.5 million          Prevention and treatment of oral           $10.0 million
                                                                  mucositis, a condition associated with
                                                                  cancer therapy

 Targeted Molecules                        $12.0 million          Develop platform drug delivery             $10.0 million
 Corporation(1)(2)                                                technologies and drug products for the
                                                                  treatment of cancer

 VectraMed, Inc.(1)                        $12.5 million          Treatment of cancer                        $10.0 million

 Verion Incorporated(1)                    $12.0 million          Platform drug delivery technology          $10.0 million
                                                                  development

 Zealand Pharmaceuticals A/S               $18.3 million          Administration of a GLP-1 analogue for     $13.0 million
                                                                  the treatment and/or amelioration of
                                                                  diabetes

 Total                                     $435.7 million                                                    $321.2 million


(1) Investments in the business venture or business venture parent were sold to EPIL II and/or EPIL III.

(2)  Investment held by EPIL III was disposed of on 29 June 2002.

27 RELATED PARTIES

Antigenics

At 31 December 2002, the Company had invested a total of $14.9 million (2001:
$12.9 million) in Antigenics Inc., a biotechnology company whose chairman, Dr Garo Armen, is also the chairman of Elan. Elan's investments in Antigenics, consisting of common stock holdings, were made in 1998 ($2.5 million), 1999 ($10.4 million) and January 2002 ($2.0 million). At 31 December 2002, Elan's shareholding represented approximately 3.3% of Antigenics' outstanding share capital. At 31 December 2002, this investment had a carrying value of $11.0 million.

Following the appointment of Dr Armen as chairman on 9 July 2002, the Company signed a memorandum of understanding between itself and Antigenics in respect of costs incurred by either company in respect of work done for the other. The agreement provided that no profit margin should be charged on such costs. In 2002, the amount of such charges from Antigenics to the Company was $44,888.

Dr Selkoe

Dr Selkoe, a director of Elan, received $50,000 and $62,500 from Elan in 2002 and 2001, respectively, under consultancy agreements with the Group.

Mr Groom

Mr Groom, a director of Elan, received $200,000 in 2002 under a consultancy agreement with the Group.

Amarin

Amarin is a specialty pharmaceutical company focused on neurology and pain management. Mr Thomas Lynch, an employee of Elan and formerly its executive vice chairman, and Mr John Groom, a director of Elan, serve on Amarin's board of directors. Mr Lynch is non-executive chairman of Amarin. Mr Michael Coffee and Mr Donald Joseph, both employees of Amarin, were previously employed by Elan.

In May 2001, Elan and Amarin entered into a distribution and option agreement, whereby Amarin agreed to market and distribute Permax in the United States, and was granted an option to acquire rights to the product from Elan. Permax is used for the treatment of Parkinson's disease and falls within Amarin's focus on neurology. In September 2001, this agreement was amended, whereby Amarin was appointed the sole distributor of Permax in the United States until August 2002. Elan recorded consideration of $45.0 million under the terms of the amended distribution and option agreement and retained a royalty right of 3.5% on net sales of Permax by Amarin from 1 January 2002 through the date on which Amarin exercised or terminated its option to acquire Permax. In 2001, Elan also recorded a net amount of $6.2 million from Amarin for distribution fees and royalties on sales of Permax. After reducing the carrying value of the Permax intangible and equity accounting, Elan recorded net revenue from Amarin of $16.9 million in 2001 which includes the distribution revenue. Amarin's option to purchase Permax was exercisable between September 2001 and May 2002 for an exercise price of $37.5 million, payable $7.5 million on exercise of the option and $2.5 million in quarterly instalments thereafter, and a royalty of between 7% and 10% on future net sales of Permax by Amarin. The royalty would have been reduced or increased by up to $8.0 million if Permax revenues in 2003 and 2004 are less than (for a royalty reduction) or greater than (for a royalty increase) $26.0 million and $16.0 million, respectively. On 11 March 2002, Amarin exercised its option to acquire Permax and paid Elan the first instalment of the exercise price of $7.5 million. Elan has not recognised the unpaid option exercise price, but rather intends to record such consideration as it is received due to uncertainties surrounding its ultimate collectibility. In January 2003, in addition to the amendments described below, Elan and Amarin agreed to amend certain terms of their agreements including a reduction of $7.5 million in the total quarterly deferred option payments due to Elan in 2004 and 2005, incurred in connection with the acquisition of the Permax rights by Amarin, and the inclusion of Elan's shares in the registration statement filed for the investors in connection with the private placement described below. Elan has agreed not to sell any of those shares until 1 October 2003, with certain exceptions. Further as described below, Elan and Amarin further amended their agreements in August 2003, such that Amarin may discharge in full its obligations to Elan under the loans referred to above and its remaining obligations to Elan arising from its exercise of the Permax option for a payment of $30.0 million.

In connection with the amended distribution and option agreement, Elan provided a loan of $45.0 million to Amarin. The loan bears interest at a rate equal to LIBOR plus a margin of 2%. The loan originally matured on 28 September 2002. In July 2002, the maturity date of the loan was amended to $2.5 million payable in July 2002 (repaid in July 2002), $17.5 million payable in September 2002, $10.0 million payable in September 2003 and $15.0 million payable in September 2004. In January 2003, $19.9 million of this loan, including interest of $2.4 million, was repaid by Amarin and the maturity of the remaining amount of the loan was amended to $10.0 million payable in September 2004 and $15.0 million payable in September 2005. Further amendments to the agreements with Amarin were entered into during August 2003 and are described below.

During 2001, Elan granted Amarin a purchase option to acquire Zelapar. Zelapar is a fast melt formulation of selegiline for the treatment of Parkinson's disease. The purchase option was amended in January 2003, and was exercisable until 30 days after FDA approval of Zelapar. If Amarin exercised the option Elan would have received approximately $10 million, and may have additionally received revenue-contingent milestone payments of up to $32.5 million. Elan would have also received a royalty of 12.5% on future net sales of Zelapar by Amarin. Further amendments to the agreements with Amarin were entered into during August 2003 and are described below.

In August 2003, Elan and Amarin agreed to further amend certain terms of their agreements whereby Amarin has until 31 December 2003 to pay $30.0m to Elan. If Amarin does so, all loans referred to above and outstanding deferred payments due in connection with

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS
the purchase of Permax will be discharged in full, and Amarin will be deemed to have exercised its option to acquire Zelapar. Elan will additionally receive a royalty of 12.5% of net sales of Zelapar by Amarin, and may receive a future revenue-contingent milestone payment of $10.0 million in ordinary shares of Amarin if annual sales of Zelapar exceed $20.0 million. Further, in the event that Amarin raises in excess of $40.0 million from financings or specified asset sales by 30 June 2004, Amarin will be obliged to apply half the excess, up to a maximum of $10.0 million, to reduce the rate of the royalty on net sales. The royalty rate will be reduced by 0.5% of net sales for each $1.0 million paid to Elan. If Amarin does not pay Elan $30.0 million by 31 December 2003, then all such debts and deferred payments will become due and payable on demand by Elan and the Zelapar option will be deemed cancelled and nonexercisable. In that event, Elan will additionally be entitled at its option to convert all amounts owed to the Group by Amarin into ordinary shares of Amarin at any time. The amounts owed will be converted into Amarin ordinary shares at a price equivalent to the average closing price per Amarin share for the five days prior to the date that the option to convert is exercised. Amarin granted to Elan fixed and floating security over its assets and business to secure payments due to Elan. This security will be reduced to $5.0 million in the event that Amarin pays the $30.0 million amount referred to above by 31 December 2003. The royalty increase or decrease for Permax based on sales in 2003 and 2004 was eliminated. Amarin is entitled to redeem the Permax royalty at any time by paying $700,000 to Elan. All quarterly payments due in connection with the purchase of Permax and all loan interest payments due are subject to a moratorium that expires on 31 December 2003.

At 31 December 2002, Elan held approximately 27% of the outstanding ordinary shares of Amarin and also held preferred shares convertible into, approximately, an additional 12% of Amarin's equity on a fully diluted basis. On 28 January 2003, Amarin announced the completion of a private placement for gross proceeds of $21.2 million. In connection with this transaction Elan also converted 2,000,000 Amarin convertible preference shares into ordinary shares. As a result of these transactions, Elan's share ownership in Amarin is approximately 26% on a fully diluted basis.

Under Irish GAAP Elan accounted for Amarin using the equity method, based on Elan's fully diluted equity investment in Amarin in 2001 and 2002. Amarin is a related party to Elan. Elan recorded net revenue from Amarin of $4.8 million in 2002 (2001: $16.9 million). Elan's total investment in Amarin at 31 December 2002 amounted to $63.2 million, consisting of loans, including interest, of $44.8 million and $6.5 million and a net equity investment of $11.9 million. As described above, Amarin repaid $17.5 million of this loan and interest of $2.4 million in January 2003. In addition, Elan has trading balances due from Amarin of $13.7 million at 31 December, 2002 (2001:$Nil).

Amarin's financial position at 31 December 2002 was as follows: current assets Sterling29.6 million (2001: Sterling28.6 million), non-current assets Sterling31.0 million (2001: Sterling33.9 million), current liabilities Sterling41.6 million (2001: Sterling36.9 million) and non-current liabilities Sterling22.8 million (2001: Sterling5.2 million).

Amarin's results of operations for the year ended 31 December 2002 were as follows: turnover Sterling40.6 million (2001: Sterling39.2 million), gross profit Sterling22.0 million (2001: Sterling23.4 million), operating loss from continuing operations Sterling20.3 million (2001: Sterling3.5 million) and loss for the financial year Sterling23.0 million (2001: Sterling3.3 million).

28 PENSION PLANS

The Company has continued to account for pensions in accordance with SSAP No. 24, "Accounting for Pensions" ("SSAP 24"), and the disclosures given in (a) are those required by that standard. FRS 17 "Retirement Benefits" ("FRS 17") will not be mandatory for the Company until the year ended 31 December 2005. Prior to this, phased transitional disclosures are required by FRS 17 and, to the extent they are not given in (a), are set out below in (b).

(a) SSAP 24 disclosures

                                                    2002        2001    2000
PENSION COSTS                                         $M          $M      $M

Pension cost of defined benefit schemes             3.3         2.8       2.3
Pension cost of defined contribution schemes        8.8         9.9       7.3

                                                   12.1        12.7       9.6


(i) Defined benefit schemes

The Company funds the pension entitlements of certain employees through defined benefit plans. Two plans are operated for Irish employees. In general, on retirement, a member is entitled to a pension calculated at 1/60th of final pensionable salary for each year of pensionable service, subject to a maximum of 40 years. These plans are funded externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. The investments of the plans at 31 December 2002 consisted of units held in independently administered funds. The most recent actuarial valuations of the plans were carried out in April 2002 using the projected unit credit method and the valuation reports are not available for public inspection.

The principal actuarial assumption used was that the rate of real investment returns will exceed the rate of salary inflation by 2%.

The actuarial report showed that at 1 April 2002, the market value of the assets of the schemes was $19.4 million and the actuarial value of the assets represented 106% of the benefits accrued to members for the two plans.

These schemes are fully funded on a discontinuance basis.

(ii) Defined contribution schemes

In addition, Elan operates a number of defined contribution pension plans, primarily for employees outside of Ireland. The costs of these plans are charged to the profit and loss account in the period in which incurred.

(iii) Balance sheet amounts

At the year ended 31 December 2002, there was a pension contribution due included in accruals of $0.5 million (2001: $5.1 million) and a pension prepayment of $0.2 million (2001: $0.2 million).

(b) FRS 17 retirement benefits

The valuations of the defined benefit schemes used for the purpose of FRS 17 disclosures have been based on the most recent actuarial valuations as identified above. These have been updated by the actuary to take account of the requirements of FRS 17 in order to assess the liabilities at each balance sheet date. Scheme assets are stated at their market value at each balance sheet date. The contribution rate, inclusive of the members contributions, for the Employee Benefit Plan is 17.4% of pensionable salaries. The contribution rate, inclusive of the members contributions, for the Pension and Life Assurance Plan is 30.1% of pensionable salaries.

The financial assumptions used to calculate the retirement benefit liability under FRS 17 were as follows:

                                     31 DECEMBER 2002         31 DECEMBER 2001
VALUATION METHOD                        PROJECTED UNIT          PROJECTED UNIT

Discount rate                              5.5%                       6.0%
Inflation rate                             3.0%                       3.0%
Increase to pensions in payment            5.0%                       5.0%
Future salary increases                    3.5%                       4.0%


ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS
The market values of the assets in the pension schemes and the expected rates of return were:


                       LONG TERM RATE OF        VALUE AT      LONG TERM RATE OF        VALUE AT
                      RETURN EXPECTED AT     31 DECEMBER     RETURN EXPECTED AT     31 DECEMBER
                             31 DECEMBER            2002            31 DECEMBER            2001
                                    2002              $M                   2001              $M

Equities                            6.5%            14.1                   7.0%            13.2
Bonds                               5.0%             4.3                   5.5%             3.8
Property                            6.5%             1.6                   7.0%             1.0
Cash                                2.5%             1.0                   3.0%             1.0

Total market value of pension plans assets          21.0                                   19.0
Present value of funded pension liabilities        (27.4)                                 (19.7)

Net deficit in funded pension plans                 (6.4)                                  (0.7)
Related deferred tax asset                           1.3                                    0.1

Net pension deficit                                 (5.1)                                  (0.6)

ANALYSED AS:
Pension & Life Assurance Plan
Net pension assets                                   3.9                                    3.2
Net pension liabilities                             (7.8)                                  (5.7)
Related deferred tax asset                           0.8                                    0.4
Employee Benefit Plan
Net pension assets                                  17.2                                   15.8
Net pension liabilities                            (19.7)                                 (14.0)
Related deferred tax asset/(liability)               0.5                                   (0.3)

                                                    (5.1)                                  (0.6)


Movement in deficit during the year from 1 January 2002 to 31 December 2002

                                                               $M

Deficit at 31 December 2001                                  (0.6)
Service cost                                                 (1.8)
Company contributions paid                                    2.2
Other finance income (expected net return)                    0.1
Actuarial loss                                               (5.5)
Foreign exchange rate charges                                (0.7)
Related deferred tax asset                                    1.2

Deficit at 31 December 2002                                  (5.1)


Had FRS 17 been reflected in the primary financial statements, the following are the amounts that would have been included in the Consolidated Profit and Loss Account and the Consolidated Statement of Total Recognised Gains and Losses:

                                                                    YEAR ENDED
                                                                   31 DECEMBER
                                                                          2002
                                                                           $M

INCLUDED IN PAYROLL COSTS:
Current service costs                                                     1.8

Net operating profit charge                                               1.8

INCLUDED IN FINANCE COSTS/(INCOME):
Interest cost                                                             1.2
Expected return on assets                                                (1.3)

Net finance income                                                       (0.1)

INCLUDED IN STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES:
Difference between expected and actual return on assets                   6.4
Experience gains and losses on plan's liabilities                        (2.6)
Effect of changes in actuarial assumptions                                1.7

Net loss in Consolidated Statement of Total Recognised Gains and Losses   5.5


History of actuarial gains and losses

                                                              YEAR ENDED
                                                             31 DECEMBER
                                                                    2002
                                                                      $M

Difference between expected and actual return on assets           6.4
Expressed as a percentage of plan's assets                       30.4%

Experience gains and losses on scheme liabilities                (2.6)
Expressed as a percentage of plan's liabilities                   9.4%

Total actuarial gains and losses                                  5.5
Expressed as a percentage of plan's liabilities                  20.1%


                                                                            31 DECEMBER        31 DECEMBER
                                                                                   2002               2001
                                                                                     $M                 $M

NET ASSETS
Group's net assets per Consolidated Balance Sheet                                 1,459.4         5,059.7

PENSION & LIFE ASSURANCE PLAN
Net pension assets                                                                   3.9              3.2
Net pension liabilities                                                            (7.8)             (5.7)
Related deferred tax asset                                                           0.8              0.4

                                                                                   (3.1)             (2.1)
EMPLOYEE BENEFIT PLAN
Net pension assets                                                                  17.2             15.8
Net pension liabilities                                                           (19.7)            (14.0)
Related deferred tax asset/(liability)                                               0.5             (0.3)

                                                                                   (2.0)              1.5

Net assets including pension assets and liabilities                               1,454.3         5,059.1

RESERVES
Profit and loss reserve excluding pension assets and liabilities               (3,945.6)           (330.5)
Pension reserve                                                                    (5.1)             (0.6)

Profit and loss reserve                                                        (3,950.7)           (331.1)


ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS
29 POST BALANCE SHEET EVENTS

Mr Martin

On 7 January 2003, Elan and EPI entered into an agreement with Mr Martin such that Mr Martin was appointed president and chief executive officer of Elan effective 3 February 2003. Mr Martin's annual salary under this agreement is $798,000. He is eligible for an annual bonus in a target amount equal to his salary depending on the achievement of established performance goals. Mr Martin was granted an initial option to purchase 1,000,000 Ordinary Shares with an exercise price of $3.85 and vesting in three equal instalments on 31 December 2003, 31 December 2004, and 31 December 2005. It is anticipated that Elan will grant an additional option to Mr Martin to purchase 1,000,000 Ordinary Shares with an exercise price equal to the fair market value of the shares on the date of grant, vesting on the same basis and dates as the initial option grant, following Elan's 2003 Annual General Meeting.

Commencing in 2004, Mr Martin will be considered for additional option grants during the term of the agreement consistent with Elan's annual option grant practices.

The agreement continues until 31 December 2005 and can be extended for a further year on each anniversary of that date thereafter unless 90 days notice is given by Elan or Mr Martin prior to the applicable anniversary date. In general, if Mr Martin's employment is involuntarily terminated (other than for cause or disability) or Mr Martin leaves for good reason, Elan will continue to pay his salary and target bonus for the following two years and his outstanding options will immediately accelerate and remain outstanding for the following two years. If, during the first two years of the agreement, Elan undergoes a change in control and Mr Martin is involuntarily terminated, then Mr Martin will receive the benefits outlined in the preceding sentence together with a cash payment equal to the hypothetical value of the options to purchase 1,000,000 Ordinary Shares anticipated to be granted following Elan's 2003 Annual General Meeting, to the extent not then granted, and a lump sum payment in an amount equal to $5.0 million if the change of control occurs in the first year of the term or $3.0 million if it occurs in the second year of the term.

Mr Martin will be eligible to participate in the pension, medical, disability and life insurance plans applicable to senior executives in accordance with the terms of those plans. He may also receive financial planning and tax support and advice from the provider of his choice at a reasonable and customary annual cost.

King

On 30 January 2003, Elan announced that it had agreed to sell its primary care franchise, principally consisting of its U.S. and Puerto Rican rights to Sonata and Skelaxin, related inventory and related rights to enhanced formulations of these products, to King. On 17 March 2003, Elan commenced a lawsuit against King to compel King to complete its purchase of the primary care franchise. On 19 May 2003, Elan and King agreed to proceed with the transaction on amended terms and on 12 June 2003 the transaction was completed. Effective upon the closing of the transaction, all claims under the pending litigation were released and Elan and King dismissed the litigation with prejudice.

Under the terms of the amended transaction, King paid gross consideration on closing of $749.8 million, which included the transfer to King of Sonata and Skelaxin inventory with a value of approximately $40 million and obligations related to Sonata of $218.8 million that were assumed by King at closing. In addition, Elan will receive an additional $25.0 million payment on 2 January 2004, contingent on the ongoing patent exclusivity of Skelaxin. Elan will also receive payments of 5% of net sales of the current formulation of Skelaxin through 31 December 2005 and, thereafter, beginning in 2006 and continuing through December 2021, Elan will receive payments of 10% of net sales of the current formulation of Skelaxin in excess of $50.0 million of net sales annually. Finally, Elan will receive up to an additional $61.0 million in milestone payments (comprised of up to $86.0 million in clinical, regulatory and sales milestones less up to $25.0 million in milestones that Elan is obligated to pay to a third party) relating to the development of enhanced formulations of Sonata, contingent on the achievement of certain clinical and regulatory events.

Pharma Marketing

On 17 January 2003, Elan announced that Pharma Operating had filed a lawsuit in the Supreme Court of the State of New York against Elan and certain of its subsidiaries in connection with the risk-sharing arrangement between the parties. The lawsuit sought, among other things, a court determination that Pharma Operating's approval would be required in the event of a sale by Elan of its interest in Sonata to a third party. On 30 January 2003, Elan, Pharma Operating and its parent, Pharma Marketing, agreed to settle the lawsuit and, under the terms of the settlement agreement, Pharma Operating dismissed the litigation between the parties without prejudice. Pursuant to the settlement agreement, effective upon the sale of Sonata to King on 12 June 2003, (i) Elan paid Pharma Operating $196.4 million in cash (representing $225.0 million less royalty payments on all related products paid or due to Pharma Operating from 1 January 2003 through 12 June 2003) to acquire Pharma Operating's royalty rights with respect to Sonata and Prialt and (ii) Elan's maximum purchase price for the remaining products in the arrangement, Zonegran, Frova and Zanaflex, was reduced to $110.0 million, which will increase at a rate of 15% per annum from 12 June 2003 (less royalty payments made for periods after 12 June 2003). The parties also agreed to extend Elan's purchase option termination date to 3 January 2005 from the original termination date of 30 June 2003.

In connection with the settlement agreement, Elan agreed that it would cause certain subsidiaries in the United States, Ireland, the United Kingdom, Germany, France, Spain and Italy to pledge their accounts receivable from commercial sales of pharmaceutical products and services to Pharma Operating as collateral to secure Elan's obligations in relation to royalty payments under the Pharma Marketing arrangement and the settlement agreement. Elan also agreed that, following the closing of a sale of Sonata, it would grant Pharma Operating additional collateral to the extent that the aggregate value of the collateral package, which is to be tested on a quarterly basis, is less than the maximum purchase price for the royalty rights on Zonegran, Frova and Zanaflex. On 6 March 2003, EPI and Pharma Operating entered into a security agreement pursuant to which EPI granted Pharma Operating a first priority security interest in its accounts receivable from commercial sales of pharmaceutical products in the United States. On that same date, Elan and Pharma Operating agreed to the terms of the additional collateral mechanism. On 20 May 2003, EPL and Pharma Operating entered into a security agreement pursuant to which EPL granted Pharma Operating a security interest in its accounts receivable from commercial sales of pharmaceutical products and services in the United Kingdom. A similar agreement was entered into in relation to Ireland by Elan Pharma Limited (Ireland) on 10 June 2003. Negotiations have not yet begun for Germany, France, Spain or Italy. The parties have agreed that each of the security agreements will provide for the release of Pharma Operating's lien on any accounts receivable of a product or service in which Elan disposes of all or a substantial portion of its rights. Accordingly, Elan does not expect that any of the security arrangements with Pharma Operating will limit Elan's ability to dispose of assets in connection with the recovery plan.

Xcel

On 1 April 2003, Elan announced that it received $89.5 million in cash from Xcel in exchange for all of Elan's shareholding in, and loans to, Xcel. The net carrying value of the shares and loan notes was written down during 2002 by $34.5 million.

Ligand

On 28 May 2003, Elan sold 6.4 million shares of Ligand common stock in the open market for net cash proceeds of $73.0 million. On 11 July 2003, Elan sold its remaining 5.8 million shares of Ligand common stock to a number of qualifying institutional investors for net cash proceeds of $65.1 million. Elan will record a gain in 2003 of $72.3 million in respect of these two transactions.

LYONs

Through 3 June 2003, Elan repurchased an additional $523.7 million in principal amount at maturity of the LYONs (representing approximately 32% of the originally issued LYONs) in separate privately negotiated purchases. The aggregate cost was $310.3 million. This was a discount of approximately 4% to the accreted value of such LYONs at 14 December 2003 of $322.9 million. After taking account of all repurchases up to 3 June 2003, the remaining LYONs have an accreted value at 14 December 2003 of $494.0 million. Elan may purchase additional LYONs in the future and any such purchases may be material.

Antegren

On 24 July 2003, Elan and Biogen announced that the Phase III induction trial of Antegren did not meet the primary endpoint of "response" as defined by a 70-point decrease in CDAI at week 10. This result appears to be due to a larger than expected placebo response rate. However, data from the study indicate that the biological activity of Antegren was similar to that seen in the Phase II study published in the New England Journal of Medicine earlier this year. Additionally, there were no notable differences in the overall rates of side effects between Antegren and placebo treatment groups through week 12.

The study evaluated 905 patients. The primary endpoint of "response" was defined as a 70-point decrease in the CDAI score and "remission" was defined as a CDAI score of less than or equal to 150, both at week 10. Secondary and tertiary endpoints included "response" and "remission" at other time points through week 12, "time to remission and response," mean changes in CDAI as well as quality of life measurements and inflammatory markers (e.g., C-reactive protein).

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS

The week 12 response and remission endpoints were significant compared to placebo as was a secondary endpoint of IBDQ (Inflammatory Bowel Disease Questionnaire - a validated quality of life measurement) at week 10. Over the course of the study, the time to remission and, at weeks 6 through 12, mean changes in CDAI were also significant in Antegren treated patients compared to those treated with placebo.

There were no notable differences in the overall rates of side effects between Antegren and placebo treatment groups through week 12. The most common adverse events seen in the trial were headache, nausea and abdominal pain across both groups.

The Phase III data will be shared in greater detail with the medical and scientific community at medical meetings later this year.

Having failed to meet the primary endpoints in the induction trial, we are unable to predict when and if a filing for regulatory approval in the Crohn's indication will be made. Additional trials may be required to generate sufficient data for such a filing that could involve significant delay and expense.

Debt covenants

As a result of Elan's failure to timely complete and file with the SEC Elan's Annual Report on Form 20-F for its fiscal year ended 31 December 2002, on 30 June 2003, Elan defaulted under certain covenants contained in the agreements governing the EPIL II Notes and the Series B and Series C Guaranteed Notes issued by EPIL III. The covenants required that Elan provide to each of the holders of such notes Elan's audited consolidated financial statements, together with an officer's certificate relating thereto, on or prior to 29 June 2003. On 15 July 2003, Elan also defaulted under a covenant contained in the indenture governing the 7.25% Senior Notes that required Elan to file its 2002 Annual Report on Form 20-F with the SEC on or prior to 15 July 2003.

Commencing on 29 July 2003, Elan received a series of separate agreements from a majority of the holders of the EPIL II Notes and the holders of the Series B and Series C Guaranteed Notes waiving compliance by Elan with the applicable covenants described above. The series of waivers was effective through 5 September 2003. With the completion of this Annual Report and Form 20-F and the expected filing with the SEC of Elan's 2002 Annual Report on Form 20-F, the defaults described above will be cured in all respects. In the absence of the waivers, the defaults under the EPIL II Notes and the Series B and Series C Guaranteed Notes would have become events of default on 30 July 2003. In the absence of the completion and filing with the SEC of Elan's 2002 Annual Report on Form 20-F, the default under the indenture governing the 7.25% Senior Notes would become an event of default on 16 September 2003.

30 CONSOLIDATED CASH FLOW STATEMENT

a Reconciliation of operating (loss)/profit to operating cash flows


                                                                2002              2001     2000
                                                                  $M                $M       $M

Operating (loss)/profit                                    (2,290.8)           (829.7)    296.3
Depreciation and amortisation                                 320.3             270.4     140.6
Impairment of intangibles                                   1,614.6           1,009.8      34.5
Disposal of intangibles                                        65.0             127.9        --
Disposal and write-down of tangible fixed assets               46.1              17.8     (30.6)
Purchase of product royalty rights from Autoimmune            121.0               --         --
Other                                                          99.5              58.0      44.2
Decrease/(increase) in debtors                                263.5              23.2     (95.5)
(Increase) in stocks                                          (13.0)            (37.6)    (30.2)
Increase/(decrease) in creditors                               33.4            (115.2)    (87.1)

Net cash inflow from operating activities                     259.6             524.6      272.2


b Management of liquid resources

The management of liquid resources comprises the movement in short term deposits, commercial paper and repurchase agreements, excluding those repayable on demand.

c Analysis of net debt


                                                     AT 1 JANUARY           CASH       OTHER   EXCHANGE RATE       AT 31 DECEMBER
                                                            2002            FLOW   MOVEMENTS       MOVEMENTS                 2002
                                                              $M              $M          $M              $M                   $M

Cash                                                    1,579.4       (518.7)          --           11.2           1,071.9
Liquid resources                                         240.1        (225.5)          --            --               14.6

Cash and liquid resources                               1,819.5       (744.2)          --           11.2           1,086.5

3.25% Zero Coupon Subordinated Exchangeable
 Notes (LYONs)                                         (931.9)         149.8(1)        3.1           --             (779.0)
Guaranteed and Exchangeable Notes                     (1,725.3)         222.6          5.0           --           (1,497.7)
Other debt (including revolving credit facility)       (413.1)          337.3       (29.8)           --             (105.6)

Debt                                                  (3,070.3)         709.7       (21.7)           --           (2,382.3)

Net debt                                              (1,250.8)        (34.5)       (21.7)          11.2          (1,295.8)


(1) Includes interest paid of $22.9 million.

d Analysis of net outflow of cash and cash equivalents in respect of the purchases of subsidiary undertakings

                                     2002            2001                2000
                                       $M             $M                  $M

Cash consideration paid               --              10.0               170.2
Cash of acquired subsidiaries         --              (0.5)             (162.2)

Net cash outflow                      --               9.5                 8.0


e Effect of acquired companies on cash flow

There were no company acquisitions during 2002. Cash flows in 2001 included cash outflows from operating activities of $5.1 million and payments to acquire fixed assets of $Nil, which relate to companies acquired during that year.

f Analysis of net inflow of cash and cash equivalents in respect of the disposal of subsidiary undertakings

                                      2002              2001          2000
                                     TOTAL             TOTAL         TOTAL
                                        $M                $M            $M

Cash consideration received          87.6               41.9            --
Cash of disposed subsidiary          (5.8)                --            --

Net cash inflow                      81.8               41.9            --


g Effect of disposed companies on cash flow

Cash flows in 2002 included cash outflows from operating activities of $8.8 million and payments to acquire fixed assets of $1.9 million, which relate to companies disposed of during 2002.

h Restricted cash

Cash and liquid resources include restricted cash held by EPIL II and EPIL III in an amount of $29.4 million (2001: $120.9 million).

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS
31 COMPANY BALANCE SHEET

Fixed assets--intangible assets

                                                           PATENTS &
                                                            LICENCES
                                                                  $M

COST:
At 1 January 2002                                               269.1
Additions                                                         0.4
Impairment                                                      (53.5)

At 31 December 2002                                             216.0

ACCUMULATED AMORTISATION:
At 1 January 2002                                                96.0
Amortised in year                                                17.8
Impairment                                                       (3.2)

At 31 December 2002                                             110.6

Net book value: 31 December 2002                                105.4
Net book value: 31 December 2001                                173.1


The carrying value of Naprelan was written down by $35.7 million (2001: $81.0 million), reflecting an estimated impairment due to reduced projected revenues from the product.

Fixed assets--tangible assets

                           LAND &
                        BUILDINGS             EQUIPMENT          TOTAL
                               $M                    $M            $M

NET BOOK VALUE
At 1 January 2002        11.1                   8.4                19.5
Movements                (0.1)                 (1.7)               (1.8)

At 31 December 2002      11.0                   6.7                17.7


The net book value of tangible assets held under finance lease arrangements at 31 December 2002 amounted to $5.1 million (2001: $8.2 million) and related depreciation for the year amounted to $3.1 million (2001: $2.2 million).

Fixed assets--financial assets

                                         AT 31 DECEMBER        AT 31 DECEMBER
                                                   2002                  2001
                                                     $M                    $M

Investments in subsidiary undertakings               --                2,027.2
Loans to subsidiary undertakings                 2,682.6               5,660.1

                                                 2,682.6               7,687.3


                                     INVESTMENTS IN        LOANS TO
                                       SUBSIDIARIES    SUBSIDIARIES    TOTAL
                                                 $M              $M      $M

Cost
At 1 January 2002                         2,027.2          5,660.1    7,687.3
Movements (including impairment
  provision of $5,593.4 million)         (2,027.2)        (2,977.5)  (5,004.7)

At 31 December 2002                           --           2,682.6    2,682.6

In July 2002, Elan announced a recovery plan aimed at focusing its business and research and development activities and meeting its financial obligations. Elan Corporation, plc recorded a write-down to fixed financial assets of $5,593.4 million in its single entity financial statements as a consequence of the restructuring of its business, reflected in an impairment charge to investments in, and loans to, subsidiary undertakings.

Debtors

                                           AT 31 DECEMBER      AT 31 DECEMBER
                                                     2002                2001
                                                       $M                  $M

Trade debtors                                      11.8                 25.5
Amounts owed by group undertakings                  1.3                 12.7
Amounts owed by associated undertakings             --                   1.9
Other debtors                                       6.3                  5.1

                                                   19.4                 45.2


Creditors (amounts falling due within one year)

                              AT 31 DECEMBER             AT 31 DECEMBER
                                        2002                       2001
                                         $M                          $M

Trade creditors                         1.5                         7.0
Other creditors                         0.3                         3.2
Due to group undertakings           1,518.3                       844.1
Accrued expenses                       15.4                         4.6
Lease obligation                        0.9                         0.7

                                    1,536.4                       859.6


For additional information regarding guarantees, please refer to Note 16 to the Consolidated Financial Statements.

Creditors (amounts falling due after one year)

                                          AT 31 DECEMBER         AT 31 DECEMBER
                                                    2002                   2001
                                                      $M                     $M

FINANCE LEASE OBLIGATIONS (NET OF
  FINANCE CHARGES):
Payable within two to five years                  4.0                 3.3
Payable after five years                          8.1                 7.8

                                                 12.1                11.1


ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS
32 SUBSIDIARY AND ASSOCIATED UNDERTAKINGS

At 31 December 2002, Elan had the following principal subsidiary and associated undertakings:


                                                                                              REGISTERED OFFICE &
                                                                                GROUP      COUNTRY OF INCORPORATION &
COMPANY                                             NATURE OF BUSINESS          SHARE %           OPERATION

Elan International Services Ltd              Financial services company          100       Clarendon House, 2 Church St
                                                                                           Hamilton, Bermuda

Elan Management Ltd                          Provision of management             100       Lincoln House, Lincoln Place
                                             services                                      Dublin 2, Ireland

Elan Pharmaceuticals, Inc.                   Research and development and        100       800 Gateway Blvd
                                             sale of pharmaceutical                        South San Francisco, CA,
                                             products                                      United States

Athena Neurosciences, Inc.                   Holding company                     100       800 Gateway Blvd
                                                                                           South San Francisco, CA,
                                                                                           United States

Elan Pharma International Ltd                Research and development,           100       WIL House, Shannon Business Park
                                             sale and distribution of                      Co. Clare, Ireland
                                             pharmaceutical products and
                                             financial services

Elan Pharma Ltd                              Manufacture of pharmaceutical       100       Monksland, Athlone
                                             products                                      Co. Westmeath, Ireland

Elan Finance Corporation Ltd                 Financial services company          100       Clarendon House, 2 Church St
                                                                                           Hamilton, Bermuda

Elan Transdermal Technologies, Inc.(1)       Research and development            100       3250 Commerce Parkway
                                                                                           Miramar, Florida, United States

Elan Pharmaceutical Investments II, Ltd      Investment holding company          100       Clarendon House, 2 Church St
                                                                                           Hamilton, Bermuda

Elan Pharmaceutical Investments III, Ltd     Investment holding company          100       Clarendon House, 2 Church St
                                                                                           Hamilton, Bermuda

Elan Holdings Ltd                            Holding company                     100       Monksland, Athlone
                                                                                           Co. Westmeath, Ireland

Neuralab Ltd                                 Research and development            100       Clarendon House
                                                                                           2 Church Street
                                                                                           Hamilton, Bermuda

Amarin Corporation plc(2)                    Specialty pharmaceutical             27       7 Curzon Street,
                                             company                                       London W1J 5HG,
                                                                                           United Kingdom


(1)  Sold to Nitto Americas in July 2003.

(2)  Associate

Information regarding all other subsidiaries will be filed with the Company's next annual return as provided for by Section 16[3](a) of the Companies (Amendment) Act, 1986.

33 U.S. GAAP INFORMATION

RESTATEMENT

Elan has restated its U.S. GAAP financial results as of and for the fiscal year ended 31 December 2001 to consolidate EPIL III from its date of establishment on 15 March 2001. Under U.S. GAAP, EPIL III has historically been accounted for by Elan as a qualifying special purpose entity and has not, therefore, been consolidated.

In addition, Elan has adjusted its previously announced unaudited U.S. GAAP financial information as of and for the fiscal year ended 31 December 2002 to give effect to the consolidation of EPIL III and to consolidate Shelly Bay, an entity established by Elan, from 29 June 2002 through 30 September 2002. Shelly Bay acquired certain financial assets from EPIL III on 29 June 2002. The 2001 restatement and the adjustments to the 2002 U.S. GAAP financial information are described below.

Under Irish GAAP, EPIL III has been accounted for as a consolidated subsidiary since its date of establishment in accordance with the requirements of FRS 5. Therefore, the 2001 restatement does not affect the Irish GAAP financial information contained in this Annual Report and Form 20-F.

Background

In March 2001, Elan transferred a portfolio of equity and debt securities to EPIL III, a wholly owned subsidiary of Elan. EPIL III issued $160.0 million in aggregate principal amount of Series A Guaranteed Notes, $190.0 million in aggregate principal amount of Series B Guaranteed Notes and $200.0 million in aggregate principal amount of Series C Guaranteed Notes. The Series A Guaranteed Notes matured on 29 June 2002. To fund the repayment of the notes, on 29 June 2002 EPIL III transferred certain financial assets, consisting of certain of the securities included in the portfolio transferred to EPIL III, to Shelly Bay and Shelly Bay made a $148.0 million cash payment to EPIL III. EPIL III used the proceeds from the payment by Shelly Bay, together with existing cash of $12.0 million, to repay the Series A Guaranteed Notes.

The documents that established EPIL III required that EPIL III dispose of financial assets in order to repay the Series A Guaranteed Notes at maturity. The documents also mandated the order in which the assets were to be sold prior to the maturity date for the Series A Guaranteed Notes. However, due to a number of factors, including the inability of Elan and EPIL III to locate the list mandating the order of disposal of the financial assets, the disposal process was commenced and completed over the one-week period ending on 29 June 2002. Although Elan, as servicing agent for EPIL III, contacted a number of third parties regarding their potential interest in purchasing financial assets from EPIL III, each of those parties indicated that they would not be able to complete a due diligence analysis of the issuers of the financial assets to be sold, or to receive all necessary internal approvals to complete the purchase, on a timely basis.

Therefore, in an effort to enable EPIL III to dispose of the financial assets, Elan determined that it would be necessary to provide non-recourse credit support to third parties who would agree to purchase financial assets from EPIL
III. Credit support was offered to a number of potential purchasers of the financial assets. However, ultimately, only Shelly Bay possessed the ability to complete the transaction on a timely basis.

Elan established Shelly Bay specifically for the purpose of acquiring financial assets from EPIL III. All of the capital stock of Shelly Bay was issued to its sole shareholder. Elan did not own any capital stock of Shelly Bay and did not have a representative on Shelly Bay's board of directors. In addition, the sole shareholder of Shelly Bay had no previous contact with Elan. However, as further described below, Elan possessed all of the financial risk of the Shelly Bay transaction. Similar to all other potential purchasers contacted by Elan, the sole shareholder of Shelly Bay was unwilling to invest capital to acquire the financial assets until a due diligence analysis of the issuers of the financial assets had been completed. Therefore, the sole shareholder of Shelly Bay made no substantive capital investment in Shelly Bay and, although Shelly Bay possessed all of the potential financial benefits of the transaction, neither Shelly Bay nor its sole shareholder had any financial risk in the transaction.

Elan believed that any failure by EPIL III to dispose of financial assets prior to 29 June 2002 could potentially adversely impact the non-consolidated accounting status of EPIL III under U.S. GAAP and could result in defaults under Elan's debt instruments.

Transaction structure

Under the terms of the transaction, Shelly Bay acquired certain financial assets from EPIL III on 29 June 2002 and made a cash payment to EPIL III of $148.0 million. Shelly Bay financed the entire purchase price of the financial assets, together with the funds necessary to pay interest and other costs on the loan to its maturity date, through borrowings under a $153.0 million non-recourse bank loan facility maturing on 30 September 2002. Elan provided a full and unconditional guarantee to the bank to support Shelly Bay's obligation to repay the loan and provided $153.0 million in cash collateral to the bank to secure Elan's obligations under its guarantee. Upon the closing of the transaction, Elan paid to Shelly Bay approximately $1 million to reimburse Shelly Bay for the expenses expected to be incurred by it in connection with the transaction. In addition, Elan irrevocably waived all rights of recourse against Shelly Bay in the event that it failed to repay the bank loan at maturity.

The cash payment made by Shelly Bay in connection with its acquisition of the financial assets was based upon a valuation conducted by Elan. The valuation utilised customary, widely-accepted valuation methodologies and required that Elan make certain judgements and assumptions regarding the financial assets. Elan did not receive any independent verification of the valuation at the time of the transaction. In addition, EPIL III did not receive any bids for the financial assets to be disposed of.

Upon the closing of the transaction, Shelly Bay's assets consisted solely of the financial assets purchased from EPIL III. Under the terms of the transaction, Shelly Bay was required to complete a due diligence analysis of the issuers of the securities prior to 15 September 2002.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS

Shelly Bay had the right to either elect, on or prior to 15 September 2002, to retain the financial assets on a long-term basis or to dispose of the financial assets prior to 30 September 2002.

In the event that Shelly Bay elected to retain the financial assets, it was required, within 15 days of the election, to obtain alternative financing in an amount equal to the value, as of 29 June 2002, of the assets being retained, as determined by an independent appraiser engaged by Shelly Bay. The net cash proceeds received by Shelly Bay from any alternative financing were required to be applied to repay amounts outstanding under Shelly Bay's bank loan.

In the event that Shelly Bay elected to dispose of the financial assets prior to 30 September 2002, Shelly Bay was required to apply the net proceeds from the dispositions to repay amounts outstanding under its bank loan. The transaction agreements contained no limitation on the price at which any financial asset could be sold by Shelly Bay or the party to whom any financial asset could be sold. In addition, Elan agreed that it had no right to object to the disposition of any financial asset, the party to whom it was disposed of or the price obtained for the disposition.

Given the non-recourse nature of the Shelly Bay bank loan, Elan possessed all of the financial risk of the transaction under its guarantee of the bank loan, and the cash collateral provided by Elan to secure the guarantee, in the event of any shortfall in the aggregate proceeds received by Shelly Bay from the refinancing or disposition of the financial assets. Although Shelly Bay possessed all of the potential financial benefits of the transaction, neither Shelly Bay nor its sole shareholder had any financial risk in the transaction.

As required by the terms of the transaction, Shelly Bay engaged an independent appraiser to value the financial assets as of 29 June 2002. The appraisal, which was prepared in early September 2002, valued the financial assets at $8.2 million.

Shelly Bay did not elect, under the terms of the transaction, to retain any of the financial assets and obtain alternative financing in an amount equal to the independent appraiser's valuation. Rather, by 30 September 2002, Shelly Bay had disposed of all of the financial assets for aggregate net proceeds of $9.3 million. A number of the financial assets were disposed of, for net proceeds of $1.8 million, to an affiliate of Shelly Bay. The remainder of the financial assets were sold to third parties and in open market transactions. As described above, the transaction agreements contained no limitation on the price at which any financial asset could be sold by Shelly Bay or the party to whom any financial asset could be sold, including to an affiliate of Shelly Bay. In addition, Elan agreed that it had no right to object to the disposition of any financial asset, the party to whom it was disposed of or the price obtained for the disposition.

As a result of the disposition of the financial assets by Shelly Bay for aggregate net proceeds of $9.3 million, on 30 September 2002, Elan made a cash payment of $141.6 million to satisfy its obligation under its guarantee. Under the terms of the transaction agreements, Elan has no further obligation under the guarantee and has no recourse to Shelly Bay or to its sole shareholder arising from Elan's payment under the guarantee.

Restatement of previously reported U.S. GAAP financial results

Elan has restated its U.S. GAAP financial results to consolidate EPIL III from its date of establishment on 15 March 2001. The manner in which the Shelly Bay transaction was completed, including Elan's facilitation of the transaction, which resulted in an intercompany transfer of financial assets by EPIL III to Shelly Bay at a price above fair value, demonstrated that Elan possessed the ability to control EPIL III. This ability to control EPIL III was inconsistent with SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" and EITF Topic D-66 "Effects of a Special-Purpose Entity's Powers to Sell, Exchange, Repledge, or Distribute Financial Assets under SFAS Statement No. 125".

Adjustment of previously announced unaudited U.S. GAAP financial information for 2002

Elan has also adjusted its previously announced unaudited U.S. GAAP financial information for 2002 to give effect to the consolidation of EPIL III and to consolidate Shelly Bay from 29 June 2002 through 30 September 2002 under EITF D-14 "Transactions involving Special Purpose Entities" ("D-14"). Elan established Shelly Bay. The sole shareholder of Shelly Bay did not make a substantive capital investment in Shelly Bay and neither Shelly Bay nor its sole shareholder possessed any financial risk in the transaction. Elan possessed the financial risk associated with the Shelly Bay transaction until 30 September 2002. Under D-14, these factors require that Elan consolidate Shelly Bay from 29 June 2002 through 30 September 2002.

The following tables present the effects of consolidating EPIL III on Elan's previously reported U.S. GAAP net (loss)/income, shareholders' equity, total assets, total liabilities and cash flows for 2001 and the effects of consolidating EPIL III and Shelly Bay on Elan's previously announced unaudited U.S. GAAP financial information for 2002:

NET (LOSS)/INCOME:


                                                                                                 2002(1)       2001(2)
                                                                                             (UNAUDITED)    (RESTATED)
                                                                                                      $M           $M

Prior to restatement                                                                        (2,432.5)           342.8

Changes in:
Net interest and other (loss)/income                                                           (25.5)(3)        (62.0)(4)
Impairment of investments                                                                     (151.9)(5)        (11.9)(5)
Charge arising from EPIL III guarantee                                                         247.6 (6)           --

Difference in net (loss)/income                                                                 70.2            (73.9)
As restated                                                                                 (2,362.3)           268.9

Basic (loss)/earnings per Ordinary Share under U.S. GAAP, prior to restatement                $(6.96)           $1.02
Basic (loss)/earnings per Ordinary Share under U.S. GAAP, as restated                         $(6.75)           $0.80
Diluted (loss)/earnings per Ordinary Share under U.S. GAAP, prior to restatement              $(6.96)           $0.95
Diluted (loss)/earnings per Ordinary Share under U.S. GAAP, as restated                       $(6.75)           $0.75


SHAREHOLDERS' EQUITY:

                                             AT 31 DECEMBER      AT 31 DECEMBER
                                                     2002(1)             2001(2)
                                                 (UNAUDITED)          (RESTATED)
                                                          $M                 $M

Prior to restatement                               828.7             3,283.9

Changes in:
Retained earnings and other reserves                (1.8)(7)           (85.0)(8)
As restated                                        826.9             3,198.9


TOTAL ASSETS:

                                            AT 31 DECEMBER      AT 31DECEMBER
                                                    2002(1)           2001(2)
                                                (UNAUDITED)        (RESTATED)
                                                        $M                 $M

Prior to restatement                               3,821.1            6,363.7

Changes in:
Cash and cash equivalents                              8.9               26.9
Marketable investment securities                      79.2              144.9
Accounts receivable and prepayments                    5.2               (0.3)
Intangible assets                                      2.5(9)             4.5(9)
Investments and marketable
  investment securities                               45.0              288.6

Increase in total assets                             140.8              464.6
As restated                                        3,961.9            6,828.3


ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS
TOTAL LIABILITIES:

                                            AT 31 DECEMBER      AT 31DECEMBER
                                                    2002(1)           2001(2)
                                                (UNAUDITED)        (RESTATED)
                                                        $M                 $M

Prior to restatement                             2,992.4             3,079.8

Changes in:
Long term and convertible debt                     390.2               549.6
Other liabilities                                 (247.6)(6)              --

Increase in total liabilities                      142.6               549.6
As restated                                      3,135.0             3,629.4


CASH FLOWS FROM OPERATING ACTIVITIES:

                                      2002(1)                       2001(2)
                                  (UNAUDITED)                    (RESTATED)
                                           $M                            $M

Prior to restatement                197.2                           542.6

Restatement adjustments             (48.9)(10)                      (18.9)(11)

As restated                         148.3                           523.7


CASH FLOWS FROM INVESTING ACTIVITIES:

                                       2002(1)                        2001(2)
                                   (UNAUDITED)                     (RESTATED)
                                            $M                             $M

Prior to restatement                (244.2)                          (864.0)

Restatement adjustments              181.1(12)                       (504.2)(13)

As restated                          (63.1)                        (1,368.2)


CASH FLOWS FROM FINANCING ACTIVITIES:

                                       2002(1)                        2001(2)
                                   (UNAUDITED)                     (RESTATED)
                                            $M                             $M

Prior to restatement              (531.7)                         1,092.1

Restatement adjustments           (150.2)(14)                       550.0(15)

As restated                       (681.9)                         1,642.1


(1) Reflects the impact of consolidating EPIL III for 2002, and of consolidating Shelly Bay from 29 June 2002 through 30 September 2002, on Elan's U.S. GAAP unaudited financial results for fiscal year ended 31 December 2002.

(2) Reflects the impact of consolidating EPIL III from 15 March 2001, the date of its establishment, on Elan's U.S. GAAP financial results for 2001, which were contained in Elan's Annual Report and Form 20-F for 2001.

(3) Primarily reflects interest expense on the EPIL III notes of $37.2 million, less interest income on the financial assets held by EPIL III of $9.4 million.

(4) Primarily reflects the reversal of a previously recorded gain arising on the sale of investments by Elan to EPIL III of $40.5 million and interest expense on the EPIL III notes of $35.4 million, less interest income on the financial assets held by EPIL III of $15.8 million.

(5)  Reflects impairment charges on financial assets held by EPIL III.

(6) Represents the reversal of a previously recorded provision for the guarantee issued by Elan to the noteholders of EPIL III.

(7) Represents the cumulative impact of the difference in net loss on retained earnings of $(3.7) million, together with a mark to market adjustment on common stock held by EPIL III of $1.9 million.

(8) Represents the impact of the difference in net income on retained earnings of $(73.9) million, together with a mark to market adjustment on common stock held by EPIL III of $(11.1) million.

(9)  Reflects transaction costs related to the issuance of the EPIL III notes.

(10) Primarily reflects interest paid on the EPIL III notes of $46.6 million.

(11) Primarily reflects interest paid on the EPIL III notes of $25.9 million and an inflow of $6.0 million from the reclassification of the transaction costs to cash flows from investing activities.

(12) Reflects the reclassification of the payment under the guarantee related to Shelly Bay of $141.6 million, the maturity of cash placed in short-term money market instruments of $30.2 million and the proceeds of the sale of investments by Shelly Bay of $9.3 million.

(13) Primarily reflects the reversal of previously recorded investing cash inflows of $454.3 million from the sale of investments by Elan to EPIL III and the placing of cash of $43.9 million in short-term money market instruments.

(14) Primarily reflects the repayment of EPIL III's Series A Guaranteed Notes in June 2002 of $160.0 million.

(15) Reflects a financing cash inflow of $550.0 million from the issuance of the EPIL III Notes.

DIFFERENCES BETWEEN IRISH AND U.S. ACCOUNTING PRINCIPLES

U.S. GAAP income statement data, comprehensive income statement data, balance sheet data and cash flow data have been provided on pages A-163 to A-165 for the benefit of U.S. investors. These incorporate the restatement described above for EPIL III.

The financial statements of Elan have been prepared in accordance with Irish GAAP, which differ in certain significant respects from U.S. GAAP. The presentation of information also differs. For example, exceptional items are separately disclosed within their statutory classifications under Irish GAAP, while U.S. GAAP does not provide for the characterisation of items as exceptional. The material differences as they apply to Elan's financial statements are as follows:

a Business combinations

1. Dura: On 9 November 2000, Elan completed a merger with Dura. At the time of this merger, Irish and U.S. GAAP had different criteria for establishing the method of accounting required for business combinations.

o Under U.S. GAAP, the merger with Dura required the application of the pooling of interests method of accounting. The assets and liabilities of Dura and Elan were combined and carried forward to the merged enterprise at their pre-combination recorded amounts. Therefore, under U.S. GAAP, no goodwill arose from the merger of Dura and Elan. The income statements of Dura and Elan for 2000 and prior years were combined and reported as income statements of the merged enterprise. The costs of the transaction were expensed. o Under Irish GAAP, the acquisition of Dura by Elan was accounted for using acquisition accounting. The cost of the investment in Dura was calculated based on the fair value of the shares issued, together with the related transaction costs. The assets and liabilities of Dura were recorded based on their fair values at the date of acquisition. The difference between the cost of the investment and the fair value of the assets and liabilities of Dura was recorded as goodwill. Until 1 October 2002, this goodwill was being amortised over twenty years. This estimated useful life was reduced to 10 years effective 1 October 2002. Pre-acquisition results for both companies were not combined. The profit and loss accounts have been consolidated for the post-acquisition period only.

The differences in accounting for the Dura transaction between Irish and U.S. GAAP resulted in the following reconciling items:

o A goodwill amortisation expense arose under Irish GAAP. The goodwill amortisation expense for 2002, 2001 and 2000 was $68.9 million, $55.2 million and $9.6 million, respectively. Accumulated goodwill amortisation at 31 December 2002 amounted to $133.7 million. No goodwill amortisation expense arose under U.S. GAAP;

o In accordance with FRS 11, Elan performed an impairment review of the goodwill arising from the acquisition of Dura under Irish GAAP. This review was undertaken at 31 December 2002. As a result of this review, Elan recorded an impairment charge of $854.9 million for 2002, reducing the carrying value of the Dura goodwill to $123.1 million (net of accumulated goodwill amortisation of $133.7 million) at 31 December 2002. For a more detailed description of this impairment, please refer to Note 3 to the Consolidated Financial Statements. Under U.S. GAAP, no goodwill arose from the merger of Dura and Elan;

o The exclusion of pre-acquisition profits and losses under Irish GAAP compared to the combination of historic income statements under U.S. GAAP resulted in a reconciling item of $0.4 million between Irish and U.S. GAAP net income/(loss) for 2001, being losses on managed funds recorded by Dura in 2001 which related to pre-acquisition balances. The exclusion of pre-acquisition profits and losses under Irish GAAP compared to the combination of historic income statements under U.S. GAAP resulted in a reconciling item of $32.8 million between Irish and U.S. GAAP net income/(loss) for 2000;

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS

o The expensing of transaction costs in 2000 under U.S. GAAP resulted in a reconciling item of $35.1 million between Irish and U.S. GAAP net income/(loss) for 2000;

o A portion of outstanding Dura debt was repaid in December 2000 under a change of control clause. On the date of acquisition, Dura had $2.7 million in unamortised financing costs relating to this debt. This represented a fair value adjustment under Irish GAAP and it increased goodwill by $2.7 million. Under U.S. GAAP, the $2.7 million was expensed in the income statement for 2000; o Goodwill arising under Irish GAAP, on the acquisition of Dura, resulted in a reconciling difference to shareholders' equity of $256.8 million at 31 December 2002 (2001: $1,111.7 million). In addition, the accumulated Irish GAAP goodwill amortisation expense at 31 December 2002 of $133.7 million does not arise under U.S. GAAP.

o Under Irish GAAP, FRS 7, "Fair Values in Acquisition Accounting", requires that any adjustments to the provisional fair values allocated at the date of acquisition should be incorporated in the financial statements for the first full financial year following the acquisition. This resulted in a balance sheet reallocation of $52.9 million in 2001 relating to the finalisation of the fair values of product intangibles. This did not arise under U.S. GAAP, as pooling of interests accounting did not result in such adjustments to fair value; and

o Dura deferred tax assets with a pre-acquisition basic value of $18.4 million were eliminated as a fair value adjustment under Irish GAAP. Under U.S. GAAP, this amount was expensed in the combined income statement prior to 2000. No reconciling difference to either net income/(loss) or shareholders' equity arises from this item.

2. Other business combinations: Under Irish and U.S. GAAP, all of Elan's acquisitions, except for Dura, were accounted for using acquisition (purchase) accounting.

Under acquisition accounting, Irish and U.S. GAAP require the fair value of the purchase consideration to be allocated to the net assets acquired based on their fair values on the date of acquisition. The difference between the fair value of the purchase consideration and the fair value of the net assets acquired is goodwill. Under U.S. GAAP, the fair value of equity securities issued to effect a purchase business combination is determined based on the market price of the equity securities over a reasonable period of time before and after the proposed transaction is announced. Under Irish GAAP, the fair value of shares issued is determined based on the market price of these shares at the acquisition date. There were no material differences between the fair value of shares issued by Elan to effect purchase business combinations under Irish and U.S. GAAP for the periods presented.

Under U.S. GAAP, the fair values of acquired IPR&D assets were expensed immediately in the income statement. The amounts were capitalised and treated as either goodwill or acquired IP under Irish GAAP. IPR&D expenses were $Nil for 2002 and 2001, and $246.0 million for 2000. The difference in shareholders' equity between Irish and U.S. GAAP, arising from the expensing of IPR&D, under U.S. GAAP, was $2,121.1 million at 31 December 2002 (2001: $2,121.1 million). Under Irish GAAP, Elan has subsequently incurred impairment charges to such goodwill and acquired IP. As these amounts were previously expensed as IPR&D, under U.S. GAAP, such impairment charges have resulted in reconciling differences between Irish and U.S. GAAP net income/(loss). These impairment charges were $249.6 million, $785.2 million and $Nil for 2002, 2001 and 2000, respectively. This resulted in a difference in shareholders' equity between Irish and U.S. GAAP of $1,034.8 million at 31 December 2002 (2001: $785.2 million). For additional information regarding intangible assets, please refer to Notes 3 and 11 to the Consolidated Financial Statements.

Under Irish GAAP, prior to 31 December 1998, goodwill arising on acquisitions was immediately written-off to shareholders' equity. Since 1998, in accordance with FRS 10, "Goodwill and Intangible Assets", goodwill is no longer written-off immediately to shareholders' equity but is capitalised and amortised over its useful life. The difference in shareholders' equity between Irish and U.S. GAAP, arising from goodwill previously written-off immediately against reserves, was $574.3 million at 31 December 2002 (2001: $574.3 million).

Under U.S. GAAP, Elan adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), effective 1 January 2002. Prior to this date, intangible assets, including goodwill, were amortised over their estimated useful lives. SFAS No. 142 requires that goodwill and other intangible assets with indefinite lives are no longer amortised but instead tested for impairment at least annually. The difference in net loss between Irish and U.S. GAAP, arising from the amortisation of intangible assets (mainly goodwill and acquired
IP) in 2002 was $113.9 million, of which $68.9 million related to Dura.

There are differences between Irish and U.S. GAAP in the manner by which the carrying value of goodwill is allocated for purposes of calculating the profit or loss upon a disposal of a business. Under Irish GAAP, the carrying value of goodwill is allocated based on the relative fair value of the business being disposed of to the total fair value of the acquisition. This is based on relative fair values on the date of acquisition. Under U.S. GAAP, SFAS No. 142 requires that the allocation is determined based on the relative fair value of the business being disposed of to the fair value of that component of the reporting unit being retained. This is based on relative fair values on the date of disposal. During 2002, Elan disposed of Abelcet which had been acquired through the acquisition of Liposome. Abelcet formed part of the Core Elan reporting unit.

Under Irish GAAP, goodwill of $119.0 million was expensed arising from the sale of the Abelcet business in 2002. Under U.S. GAAP, goodwill of $19.0 million was expensed arising from the sale of the Abelcet business in 2002. This resulted in a reconciling difference of $100.0 million between Irish and U.S. GAAP net loss for 2002.

b Impairment of goodwill/acquired IP

Under Irish GAAP, FRS 11 requires that intangible assets are reviewed for impairment if there is an indication that a reduction in value may have occurred. As described in Notes 3 and 11 to the Consolidated Financial Statements, Elan recorded impairment charges to goodwill and acquired IP of $337.9 million in 2002. These amounts are in addition to the charge of $854.9 million also recorded in 2002, for the impairment to the carrying value of the goodwill arising from the acquisition of Dura. Under U.S. GAAP, $88.3 million of the $337.9 million was also expensed in 2002. Under U.S. GAAP, the remaining $249.6 million of the $337.9 million was expensed as IPR&D prior to 2002. Hence this amount was a reconciling difference between Irish and U.S. GAAP net loss for 2002.

The total impairment charges to acquired IP were $785.2 million under Irish GAAP for 2001. Under U.S. GAAP, all of this amount was expensed as IPR&D prior to 2001. Hence this amount was a reconciling difference between Irish and U.S. GAAP net income/(loss) for 2001.

c Impairment of other intangible assets

Under U.S. GAAP for 2002, in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") and prior periods (under SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"), intangibles are assessed for impairment based on undiscounted cash flows. If the estimated future non-discounted cash flows indicate that an impairment had arisen, the amount of the impairment was then measured using projected future discounted cash flows. Under Irish GAAP, the carrying value of an intangible asset is compared to its discounted cash flows for purposes of assessing whether an impairment has arisen.

In 2001, Elan recorded an impairment charge of $44.4 million on Myambutol under Irish GAAP, as the estimated future discounted cash flows were less than the carrying value for this intangible. Under U.S. GAAP, no impairment charge arose in 2001 as the estimated future undiscounted cash flows were greater than the carrying value for this intangible.

In 2002, Elan recorded an impairment charge of $44.4 million on Myambutol under U.S. GAAP, as the projected future cash flows had decreased such that the estimated future undiscounted cash flows were less than the carrying value for this intangible asset. As discussed above, Elan had recorded an equivalent impairment charge in 2001 under Irish GAAP.

d Accounting for derivatives

Under Irish GAAP, Elan marks free-standing derivative instruments to market at each balance sheet date and the resulting gains and losses are recognised in the profit and loss account. The carrying values of derivative financial instruments are generally reported within current assets or other current liabilities.

Under U.S. GAAP, SFAS No. 133 became effective in 2001. SFAS No. 133 requires that derivatives are recognised as either assets or liabilities and measured at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

The definition of a derivative instrument is significantly broader under U.S. GAAP than under Irish GAAP. This gives rise to a reconciling difference, as certain financial assets and liabilities are accounted for as derivative instruments under U.S. GAAP and are not accounted for as derivative instruments under Irish GAAP. The adoption of SFAS No. 133 in 2001 had a cumulative after tax income impact under U.S. GAAP of $7.8 million relating to embedded derivatives and free-standing warrants. The fair value of these derivative instruments at 31 December 2002 was $34.9 million (2001: $52.9 million).

The difference in net (loss)/income between Irish and U.S. GAAP arising from the accounting for derivatives amounted to $(4.4) million, $3.8 million and $Nil for 2002, 2001 and 2000, respectively, resulting in a reconciling difference to shareholders' equity of $7.2 million (2001: $11.6 million).

In 2002 and 2001, Elan exercised its option to convert debt in Ligand into common shares of Ligand. Under Irish GAAP, gains of $10.1 million and $17.7 million were recognised for 2002 and 2001 in the profit and loss account representing the excess in the value of the

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS

equity financial instrument received over the carrying value of the convertible debt. Since 1 January 2001, under U.S. GAAP, Elan has accounted for the convertible debt in Ligand in accordance with the requirements of SFAS No. 133, as the conversion option constituted an embedded derivative. As such, changes in fair value of $3.2 million and $20.7 million were recorded as income during 2002 and 2001, respectively. The cumulative catch up adjustment for the implementation of SFAS No. 133, recorded at 1 January 2001, included a cumulative gain of $3.9 million with respect to Ligand convertible debt.

e Acquired product rights and finance charges

Under Irish GAAP, contingent and potential acquisition payments which are likely to be made in the future are recognised as creditors. Such contingent payments on product acquisitions and alliances are capitalised and recorded as creditors on a time discounted basis. A corresponding finance charge is recorded annually in the profit and loss account. Under U.S. GAAP, such payments are not recognised in the financial statements until the related contingencies are resolved. This resulted in a difference between Irish GAAP and U.S. GAAP net
(loss)/income of $19.2 million, $34.6 million and $Nil for 2002, 2001 and 2000, respectively, consisting of finance and amortisation charges. The difference in shareholders' equity between Irish and U.S. GAAP was $53.8 million at 31 December 2002 (2001: $34.6 million).

f Revenue recognition

Contract revenue, including research revenues and licence fees, arises from contracts related to research and development activities on behalf of clients and/or technology licensing and business ventures. Under Irish GAAP, non-refundable up-front licence fee revenue is recognised when earned and when the licensor has no future legal obligation pursuant to the licence fee. Refundable licence fees are treated as deferred revenue until such time as they are no longer refundable.

Under U.S. GAAP, the accounting treatment adopted by Elan for non-refundable up-front licence fees was similar to Irish GAAP prior to 2000. In December 1999, the SEC issued SAB 101. SAB 101 provides guidance on revenue recognition and related disclosures in financial statements. SAB 101 generally requires deferral and amortisation of up-front licence fees where there is a continuing involvement with the licensed asset through the provision of research and development services, manufacturing services or other similar activities. SAB 101 also applies to up-front fees other than licence fees. Elan adopted SAB 101 in 2000.

Following the adoption of SAB 101, under U.S. GAAP, Elan defers and amortises up-front licence fees to the income statement over the "performance period". The performance period is the period over which Elan expects to provide services to the licencee. It is determined by the provisions of, and by the facts and circumstances of, the relevant contract. Generally, milestone payments have been treated similarly under both Irish GAAP and U.S. GAAP. They have been recognised when earned and non-refundable, and when Elan has no future legal obligation pursuant to the milestone payment. However, the actual accounting for milestones depends on the facts and circumstances of each contract. Elan applies the substantive milestone method in accounting for milestone payments under U.S. GAAP. This method requires that substantive effort must have been applied to achieve the milestone prior to revenue recognition. If substantive effort has been applied, the milestone is recognised as revenue, subject to it being earned, non-refundable and not subject to future legal obligation. This requires an examination of the facts and circumstances of each contract. Substantive effort may be demonstrated by various factors, including the risks associated with achieving the milestone, the period of time over which effort was expended to achieve the milestone, the economic basis for the milestone payment and licensing arrangement and the costs and staffing to achieve the milestone. It is expected that the substantive milestone method will be appropriate for most contracts. If Elan determines the substantive milestone method is not appropriate, Elan will apply the performance method to the relevant contract under U.S. GAAP. This method recognises as revenue the percentage of cumulative non-refundable cash payments earned under the contract, based on the percentage of costs incurred to date compared to the total costs expected under the contract. This is subject to the milestone being earned, non-refundable and not subject to future legal obligation.

Elan implemented SAB 101 in the fourth quarter of 2000. For the year ended 31 December 2000, Elan recorded a non-cash charge of $344.0 million under U.S. GAAP for the cumulative effect of this accounting change relating to revenue recognised in periods up to 31 December 1999. The difference in shareholders' equity between Irish and U.S. GAAP, arising from the application of SAB 101 under U.S. GAAP, was $254.3 million at 31 December 2002 (2001: $316.1 million).

The performance period was typically between two and three years for non-refundable up-front license fees received by Elan from business ventures pursuant to Elan's business venture programme. The performance period was determined by the facts and circumstances and could have been shorter or longer in duration than the typical two to three year period. Under U.S. GAAP, Elan recognised $203.8 million, $255.0 million and $197.2 million in licence fee revenue from business ventures in 2002, 2001 and 2000, respectively.

Total contract revenue recognised under Irish GAAP was $128.5 million, $333.7 million and $476.4 million in 2002, 2001 and 2000, respectively. Under U.S. GAAP, Elan recognised $353.9 million, $430.2 million and $474.8 million of contract revenue in 2002, 2001 and 2000, respectively, comprising amortised licence fee revenue of $234.7 million, $287.2 million and $306.2 million, respectively. Of these amounts, $45.2 million, $88.6 million and $155.4 million of the revenue in 2002, 2001 and 2000, respectively, were included as part of the SAB 101 cumulative adjustment.

Under Irish GAAP, revenue from the sale of product rights and related inventory is recognised when earned and non-refundable. The same accounting is generally applicable under U.S. GAAP. However, in certain circumstances, such as when Elan manufactures the product, deferral and amortisation of such revenue may be appropriate. Elan has deferred and is amortising the revenue received on the disposal of certain products, principally Avinza, Actiq and nifedipine during 2002. Elan manufactures Avinza and nifedipine. The amounts of deferred revenue under U.S. GAAP for Avinza, Actiq and nifedipine are $96.7 million, $12.7 million and $40.5 million, respectively, at 31 December 2002. Elan recognised $37.6 million of product revenue under U.S. GAAP from these products in 2002. The deferred revenue on Actiq was fully amortised in the first quarter of 2003. Elan continues to manufacture Avinza and nifedipine and is amortising these deferred revenue balances over 4 and 5 years, respectively. Under Irish GAAP, Elan recognised $154.7 million of product revenue from these product disposals.

Total revenue under U.S. GAAP was higher than Irish GAAP by $122.1 million and $121.8 million for 2002 and 2001, respectively.

This difference in revenue mainly arose due to:

o $61.8 million and $98.6 million for 2002 and 2001, respectively, relates to the application of SAB 101 under U.S. GAAP. SAB 101 does not apply under Irish GAAP;

o $1.6 million and $19.7 million for 2002 and 2001, respectively, relates to the differences in the application of the equity method of accounting between Irish and U.S. GAAP; and

o $58.7 million for 2002 relates to differences in the carrying value of intangibles assets disposed. The revenue on products disposed of is based on the consideration received less the carrying value of the intangible asset.

The following table shows these reconciling differences in revenue between Irish and U.S. GAAP.

                                                   2002                   2001
                                                     $M                     $M

Irish GAAP revenue                               1,333.0                1,740.7
Difference                                         122.1                  121.8

U.S. GAAP revenue                                1,455.1                1,862.5
Difference analysed as:
Product revenue                                  (103.3)                   25.3
Contract revenue                                  225.4                    96.5

Total Difference                                  122.1                   121.8

MAIN COMPOSITION OF DIFFERENCE
Impact of SAB 101 on revenue                       61.8                    98.6
Impact of equity accounting on revenue              1.6                    19.7
Impact of intangibles on revenue                   58.7                     --


g Non-consolidated subsidiaries (EPIL / EPIL II)

Under Irish GAAP, EPIL and EPIL II have been consolidated as subsidiaries of Elan. Elan owns 100% of the equity in the companies. The individual investments held by EPIL and EPIL II have remained on Elan's balance sheet and the related loan notes of each of the companies have been included as a liability. Elan expensed the related interest charge in the profit and loss account.

Under U.S. GAAP, EPIL II has not been consolidated as a subsidiary of Elan. EPIL has been consolidated as a subsidiary of Elan under U.S. GAAP from March 2001 when control of EPIL reverted to Elan. Prior to this date, it was not consolidated. EPIL (prior to March 2001) and EPIL II qualify as special purpose entities within the meaning of SFAS No. 125, as grandfathered under SFAS No. 140, as Elan has effected a true legal sale of the investments and has not retained control over such assets. Accordingly, the transfer of investments to EPIL (prior

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS

to March 2001) and EPIL II was treated as a sale of the assets at fair value under U.S. GAAP and the related loan notes have not been included as a liability. Elan has not expensed the related interest charge in the income statement.

EPIL's qualifying special purpose entity status was established in June 1999. EPIL issued $350.0 million of loan notes with a maturity date of June 2002. EPIL II's qualifying special purpose entity status was established in June 2000. EPIL II issued $450.0 million of loan notes with a maturity date of June 2004. In March 2001, pursuant to an exchange offer and consent solicitation, EPIL III offered to exchange its Series A Guaranteed Notes and Series B Guaranteed Notes for all the loan notes previously issued by EPIL in June 1999. The consent solicitation requested consents from the holders of EPIL's loan notes to amend the agreements under which these notes were issued. These amendments removed restrictions on EPIL, including those relating to entering into transactions with affiliates, merging, changing its business, amending its charter documents, selling assets or making investments. The acceptance of the exchange offer and consent solicitation by all of EPIL's note holders caused control of EPIL to revert to Elan. Effectively upon closing of the exchange offer and consent solicitation, EPIL's qualifying status terminated and EPIL was consolidated by Elan under U.S. GAAP.

Elan holds a retained interest in EPIL II through its ownership of the retained beneficial interest (100% of the common stock). The retained beneficial interest entitles Elan to any residual proceeds in EPIL II after repayment of the EPIL II Notes. Pursuant to the Stock Pledge Agreement, Elan has pledged the common stock in EPIL II to the noteholders of EPIL II. The holders of the loan notes have control of key voting rights, such as the right to approve the appointment of directors of EPIL II and the right to approve amendments to the Memorandum of Association and By-Laws of EPIL II. The board of directors of EPIL II is independent of Elan and is comprised of a majority of independent directors and one director appointed by Elan. EPIL II may dispose of financial assets upon maturity of its loan notes. Upon the maturity of the loan notes due 2004, if there are more than sufficient financial assets to repay the loan notes, the organisational documents of EPIL II do not contain provisions concerning the selection of financial assets, or the amount of financial assets, to be disposed of. In this situation, any decision as to which assets to dispose of would be made by the board of directors of EPIL II. When the loan notes of EPIL II are repaid, the Stock Pledge Agreement terminates and Elan is entitled to the residual proceeds, if any, through ownership of the common stock in EPIL II. Elan does not have a call option or similar unilateral legal right over the transferred investments. Elan has provided a direct guarantee to the holders of the loan notes of EPIL II for the repayment of the loan notes and the payment of any unpaid interest. In the event that EPIL II does not meet its obligations to pay amounts due to the noteholders, the noteholders may call upon the Elan guarantee.

Elan's accounting policy is to allocate the previous carrying amount of the financial assets transferred, between the financial assets transferred and the retained interest based on their relative fair values on the date of transfer. The fair value of a retained interest, both for initial and subsequent measurement, is calculated as the fair value of the qualifying special purpose entity's assets less the fair value of its liabilities. For disclosure purposes, the fair value of the assets of EPIL II is estimated using established financial methodologies, including quoted market prices, where available, and takes into account the time value of money. The fair value of investments in private entities and non-traded securities of public entities is typically measured by valuation methodologies such as option-pricing models and valuations achieved in recent private placements by the investee. The key assumptions used in measuring the fair value of Elan's retained interest in EPIL II are common stock prices for equity-based assets and the discount rate used for debt-based assets. The fair value of the liabilities of EPIL II is measured as the total amount outstanding under its loan notes, including accrued but unpaid interest (if any), and takes into account the time value of money. The fair value of the guarantee was measured as de minimis on the transfer date. The guarantee has subsequently been accounted for, under U.S. GAAP, as a loss contingency in accordance with the requirements of SFAS No. 5, "Accounting for Contingencies". This requires that Elan record a charge under the guarantee if it is probable that a payment will be made under the guarantee to the EPIL II noteholders.

Elan's retained interest in EPIL II had a fair value of $Nil on the transfer date. Elan is carrying the common stock of EPIL II at cost, as it does not qualify as a debt security or a debt-like security as defined in SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

On 31 December 2002, the estimated fair value of Elan's retained interest in EPIL II was $Nil. Elan has guaranteed the debt of EPIL II, to the extent that the investments held by it are insufficient to repay the debt when it falls due in 2004. At 31 December 2002, Elan had recorded a provision of $295.4 million under U.S. GAAP in respect of this guarantee. An adverse change of 10% (20%) in the common stock prices used to estimate the fair value of equity-based assets held by EPIL II would result in a decline of $4.3 million ($8.5 million) in the estimated fair value of the investment portfolio of EPIL II. An adverse change of 10% (20%) in the annual discount rate used to estimate the fair value of debt-based assets held by EPIL II would result in a decline of $3.8 million ($7.1 million) in the estimated fair value of the investment portfolio of EPIL II.

The sensitivities outlined above regarding the fair value of Elan's retained interest in EPIL II are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in an assumption generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the sensitivities outlined above, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which may magnify or counteract the sensitivities. For example, increases in market interest rates may result in declines in market common stock prices.

Elan provides services such as bookkeeping and administration, monitoring, administering compliance with applicable laws and regulations and custodian service to EPIL II. Such services are for the benefit of EPIL II. All compensation paid to Elan represents an arms-length price for those services. In 2002, Elan received a fee of $Nil (2001: $0.2 million, 2000: $0.7 million) and $0.8 million (2001: $0.8 million, 2000: $0.4 million) for providing these services to EPIL and EPIL II, respectively.

Net loss under U.S. GAAP was higher by $154.8 million in 2002 and net income was higher by $90.9 million and $38.9 million for 2001 and 2000, respectively, than under Irish GAAP. The differences between U.S. and Irish GAAP due to EPIL and EPIL II are as follows:

                                NET (LOSS)/INCOME                                      SHAREHOLDERS' EQUITY

                                                                               AT 31 DECEMBER       AT 31 DECEMBER
                             2002             2001              2000                     2002                 2001
                               $M               $M                $M                         $M                 $M

IMPACT OF:
EPIL                        (78.9)              49.8              (1.1)                 (19.1)                59.8
EPIL II                     (75.9)              41.1              40.0                    5.2                 81.1

                           (154.8)              90.9              38.9                  (13.9)               140.9


These net reconciling differences between Irish and U.S. GAAP arose mainly due to profits on disposals, interest charges and impairment charges.

There was no gain or loss to Elan arising from the disposal of investments to EPIL in 1999. Under U.S. GAAP, there was a gain of $39.2 million to Elan arising from the disposal of investments to EPIL II in June 2000. No gain or loss was recognised upon the termination of EPIL's qualifying special purpose entity status in March 2001. Under Irish GAAP, as these are consolidated subsidiaries, such gains are not included in Elan's profit and loss account.

Under Irish GAAP, the interest charges recorded for the EPIL and EPIL II loan notes were $43.0 million, $49.1 million and $51.6 million for 2002, 2001 and 2000, respectively. Under U.S. GAAP, such charges are not recorded in Elan's income statement.

h Associate accounting

The difference between Irish and U.S. GAAP net (loss)/income arising from differences in the application of the equity method of accounting, was $(3.8) million, $13.0 million and $Nil for 2002, 2001 and 2000, respectively.

Most of the difference arises on the accounting for Elan's investment in Amarin. Under U.S. GAAP, Elan's investment in Amarin was accounted for using the equity method in 2002 based on the percentage of voting equity shares held by the Group. Under Irish GAAP, the investment was accounted for using the equity method in 2002 based on the percentage of stock held on a fully diluted basis including non-voting convertible preference shares. This resulted in a reconciling item to the net (loss)/income of $(3.8) million between U.S. and Irish GAAP in 2002 (2001: $11.0 million).

Under U.S. GAAP, certain investments of Elan were accounted for under the equity method of accounting and treated as associates. Under Irish GAAP, these investments were accounted for under the cost method. These investments were written-off for the purpose of Irish GAAP in 2001 resulting in a reconciling item to the net (loss)/income of $Nil (2001: $2.0 million) due to the different cost basis of the investments.

i Stock option compensation

Elan grants options to employees under its stock option plans. These options are granted at fixed exercise prices equal to the market value on the date of grant. Under Irish GAAP, no compensation cost has been accrued for options awarded to employees as the exercise price has been set equal to the market value on the date of grant.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS

Under U.S. GAAP, Elan applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issues to Employees" ("APB 25"). In accordance with APB 25, no compensation cost was initially recognised for stock options granted, as they have been granted to employees at market value and at a fixed exercise price. In accordance with Financial Accounting Standards Board ("FASB") Financial Interpretation No. 44 (FIN No. 44), "Accounting for Certain Transactions Involving Stock Compensation", a compensation expense has been recognised under U.S. GAAP where the original terms of a stock option award were modified. Such modifications result in the fair value of the options being recognised as a compensation expense over any remaining service period. Elan recognised a compensation expense of $0.1 million, $0.2 million and $31.8 million in 2002, 2001 and 2000, respectively, arising from modifications. The modifications included option acceleration upon severance of employees and a change of status from employees to non-employees. Under Irish GAAP, no compensation expense arose as a result of such modifications.

Under Irish GAAP, no compensation expense arises as a result of grants to non-employees. Under U.S. GAAP, options granted to non-employees have been valued at fair value and the related compensation expense is being amortised over the life of the option. Elan recognised a compensation expense of $Nil, $0.3 million and $Nil in 2002, 2001 and 2000, respectively, arising from options granted to non-employees.

j Pensions

The main differences between Irish and U.S. GAAP in accounting for pension costs are:

o Under Irish GAAP, plan assets are valued on the basis of a discounted present value of expected future income. U.S. GAAP requires that plan assets are valued by reference to their market value.

o Under Irish GAAP, pension costs in connection with defined benefit plans are assessed in accordance with the advice of independent actuaries using assumptions and methods which produce the actuaries' best estimates of the cost of providing the relevant pension benefits. U.S. GAAP requires the use of the projected unit credit method and the matching of the projected benefit obligation against the fair value of the plan's assets, as adjusted to reflect any unrecognised obligations or assets.

o Under Irish GAAP, the measurement of plan assets and obligations may be based on the most recent actuarial valuation. Under U.S. GAAP, calculations must be made as of the date of the financial statements or a date not more than three months prior to that date.

o Under Irish GAAP, pension credits are not recognised in the financial statements unless a refund of, or reduction in, contributions is likely. Under U.S. GAAP, a negative pension cost may arise where a significant unrecognised net asset or gain exists at the time of implementation. This is required to be amortised on a straight-line basis over the average remaining service period of employees.

The reconciling difference for net (loss)/income between Irish and U.S. GAAP was $2.2 million, $1.1 million and $0.9 million for 2002, 2001 and 2000, respectively. The reconciling difference to shareholders' equity, includes prepaid pension assets of $7.9 million, offset by $9.8 million in 2002 in respect of the shortfall between the unfunded accumulated benefit obligation and the unrecognised prior service cost and the prepaid benefit cost. Under Irish GAAP, Elan has accounted for pensions in accordance with SSAP 24. A new accounting standard, FRS 17, was issued in 2001 dealing with retirement benefits. This is not mandatory until 2005. Prior to this, phased transitional disclosures are required, which are detailed in Note 28 to the Consolidated Financial Statements. The standard introduces changes to the accounting for defined benefit schemes, the basic requirements of which are: pension scheme assets are measured using fair values; pension scheme liabilities are measured using a projected unit method and discounted at the current rate of return on a high quality corporate bond; and full actuarial valuations should be obtained at intervals not exceeding three years. There is also a requirement that these valuations should be updated at each balance sheet date.

k Financial fixed assets

Under Irish GAAP, non-current financial fixed assets are recorded at cost less provision for permanent impairment in value. Under U.S. GAAP, in accordance with SFAS No. 115 certain financial fixed assets were classified as available for sale and reported at fair value and the unrealised gains and losses were excluded from earnings and reported as a separate component of comprehensive income (net of tax). The difference in shareholders' equity between Irish and U.S. GAAP, arising from differences in the accounting treatment for financial fixed assets, was $21.0 million at 31 December 2002 (2001: $41.6 million).

l Consolidated cash flow data

In accordance with Irish GAAP, Elan complies with FRS No. 1, "Cash Flow Statements" ("FRS 1"). Its objective and principles are similar to those set out in SFAS No. 95, "Statement of Cash Flows" ("SFAS No. 95"). The principal difference between the standards is in respect of classification. Under FRS 1, the Group has presented its cash flows for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; and (f) financing activities. SFAS No. 95 requires only three categories of cash flow activity, (a) operating; (b) investing; and
(c) financing.

Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 are included as operating activities under SFAS No. 95. In addition, under FRS 1, cash and liquid resources include short term borrowings repayable on demand. SFAS No. 95 requires movements in such borrowings to be included in financing activities.

For the purposes of cash flows under U.S. GAAP, the Group considers all highly liquid deposits with an original maturity of three months or less to be cash equivalents. Under Irish GAAP, cash represents cash held at bank available on demand offset by bank overdrafts. Liquid resources comprise bank fixed deposits with maturities of greater than one day.

The reconciling difference between Irish GAAP cash and liquid resources and U.S. GAAP cash and cash equivalents is included on page A-166. Cash balances held by EPIL (prior to March 2001) and EPIL II have been included in cash and liquid resources under Irish GAAP as these entities have been consolidated under Irish GAAP. As the entities have not been consolidated subsidiaries under U.S. GAAP, their cash balances have not been included in cash and cash equivalents under U.S. GAAP. In 2002, under U.S. GAAP, there were marketable investments of $22.7 million (2001: $134.1 million) whose maturity was greater than three months. These were treated as liquid resources under Irish GAAP as they were readily convertible into cash and were traded in an active market.

m New accounting standards (U.S. GAAP)

Adopted

In July 2001, the FASB issued SFAS No. 142, which revises the accounting for purchased goodwill and other intangible assets. SFAS No. 142 is effective for fiscal years beginning after 15 December 2001, with earlier adoption permitted. Elan adopted SFAS No. 142 effective 1 January 2002. Under SFAS No. 142, purchased goodwill and intangible assets with indefinite lives are no longer amortised, but instead tested for impairment at least annually. Accordingly, Elan has ceased amortisation of all goodwill as of 1 January 2002. The goodwill amortisation charge, under U.S. GAAP, was $30.0 million and $20.0 million for 2001 and 2000, respectively. Under U.S. GAAP Elan does not have any intangible assets, other than goodwill, with indefinite lives. Existing intangible assets with finite lives, primarily patents and trademarks, continue to be amortised on a straight-line basis over their useful lives. Elan has not estimated aggregate amortisation expense for each of the five succeeding fiscal years due to its inability to make a meaningful estimate as a result of the continuing implementation of the Group's recovery plan.

SFAS No. 142 requires an annual two step impairment test for goodwill. The first step is to identify reporting units within the Group and compare the carrying amount of the reporting unit's assets, including goodwill, to the fair value of the reporting unit. A second step is required if the carrying amount of the reporting unit's assets, including goodwill, exceeds its fair value. The second step requires that the fair value of the reporting unit be allocated to each asset and liability based on the fair value of the individual assets or liabilities, with any unallocated fair value being implied goodwill. The impairment loss is the amount by which the carrying value of goodwill exceeds the implied goodwill.

Upon adoption of SFAS No. 142 on 1 January 2002, Elan performed its initial amendment of goodwill and determined that no impairment charge arose. On 31 July 2002, Elan announced a recovery plan to restructure its businesses, assets and balance sheet. Elan reorganised into two primary business units: Core Elan and Elan Enterprises. SFAS No. 142 also requires goodwill impairment tests to be performed between annual tests in certain circumstances. Elan tested goodwill for impairment at 30 September 2002 and determined that an impairment charge to goodwill of $54.7 million had arisen. Elan performed a goodwill impairment test at 31 December 2002 and determined that an impairment charge to goodwill of $26.8 million had arisen. These charges arose due to the impact of the recovery plan, and related to Elan Enterprises. The fair values of Elan's reporting units, as required under the first stage of impairment testing in SFAS No. 142, were calculated using present value techniques. This involved discounting the projected future cash flows of the reporting units at appropriate risk-adjusted discount rates. The U.S. GAAP goodwill balance was $324.8 million at 31 December 2002 (2001: $506.6 million).

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS

The following table discloses U.S. GAAP reported net (loss)/income, basic
(loss)/earnings per share and diluted (loss)/earnings per share for 2002, and what these amounts would have been for 2001 and 2000 if goodwill was not amortised for 2001 and 2000:


                                                        2002               2001          2000

                                                         ($M EXCEPT FOR PER SHARE AMOUNTS)

Net (loss)/income                                (2,362.3)            268.9            (294.5)
Add back: Goodwill amortisation                         --             30.0              20.0

Adjusted net (loss)/income                       (2,362.3)            298.9            (274.5)

Basic (loss)/earnings per share                    $(6.75)            $0.80            $(0.94)
Impact of goodwill amortisation                         --            $0.09             $0.06

Adjusted (loss)/earnings per share                 $(6.75)            $0.89            $(0.88)

Diluted (loss)/earnings per share                  $(6.75)            $0.75            $(0.94)
Impact of goodwill amortisation                         --            $0.08             $0.06

Adjusted (loss)/earnings per share                 $(6.75)            $0.83            $(0.88)


In August 2001, the FASB issued SFAS No. 144. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121. This statement is effective for financial statements issued for fiscal years beginning after 15 December 2001. Elan adopted SFAS No. 144 effective 1 January 2002.

Under SFAS No. 144, long-lived assets to be held and used shall be reviewed for impairment using a two step approach. The first step is to assess whether the carrying amount of a long-lived asset is recoverable from its undiscounted cash flows. If the undiscounted cash flows of the long-lived asset are less than its carrying value then the second step is required. The second step requires the recognition of an impairment loss, measured as the difference between the carrying amount and fair value of the asset. For long-lived assets to be disposed of by sale, the statement requires that the long-lived asset be classified as held for sale at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortisation). Therefore, discontinued operations are no longer measured on a net realisable value basis, and future operating losses are no longer recognised before they occur.

To be adopted

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of long-lived tangible assets and the associated asset retirement costs. The Statement requires that the fair value of liabilities for asset retirement obligations be recorded in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after 15 June 2002. The Group is continuing to evaluate the impact of SFAS No. 143 on its financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning 1 January 2003, except for the provisions relating to the amendment of SFAS No. 13, which was adopted for transactions occurring subsequent to 15 May 2002. Elan does not expect that SFAS No. 145 will have a material impact on the financial statements.

In June 2002, the FASB issued SFAS No. 146 "Accounting for the Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which nullifies EITF Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for costs associated with exit or disposal activities first be recognised when the liability is irrevocably incurred rather than at the date of management's commitment to an exit or disposal plan. In addition, SFAS No. 146 stipulates that the liability be measured at fair value and adjusted for changes in estimated cash flows. The provisions of the new standard are effective prospectively for exit or disposal activities initiated after 31 December 2002. Since SFAS No. 146 applies to future activities that may not yet be envisaged, the impact of the application of SFAS No. 146 cannot be determined in advance.

In November 2002, the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation addresses the disclosure to be made by a guarantor in its financial statements about its obligation under guarantees. FIN 45 also requires the guarantor to recognise a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The disclosure requirements in this Interpretation are effective for financial statements of interim and annual periods ending after 15 December 2002. The recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after 31 December 2002, irrespective of the guarantor's fiscal year-end. The Group has adopted the disclosure requirements of FIN 45 and will apply the recognition and measurement provisions for all guarantees entered into or modified after 31 December 2002. In accordance with FIN 45, the following table provides the undiscounted amount of maximum potential future payments for each major group of guarantee:

                                                                 AT 31 DECEMBER
                                                                           2002
                                                                             $M

PARENT COMPANY GUARANTEES RELATING TO PRODUCT ACQUISITIONS AND ALLIANCES
  Sonata                                                                  294.9
  Pain Portfolio                                                           90.0
PARENT COMPANY GUARANTEES RELATING TO DEBT FACILITIES
  LYONs                                                                 1,324.9
  EPIL II Notes                                                           450.0
  EPIL III Notes                                                          390.0
  7.25% Senior Notes                                                      650.0
                                                                      ---------
                                                                       3,199.8


Under its strategic alliance with Wyeth, Elan assumed responsibility for the U.S. marketing of Sonata and had the option to acquire the U.S. product rights to Sonata. Elan Corporation, plc had guaranteed all of its subsidiary's commitments under the agreements with Wyeth. At 31 December 2002, the estimated potential payment due in connection with Sonata was $294.9 million, of which $63.7 million was recorded as a liability under U.S. GAAP. The remaining balance of $231.2 million represented the undiscounted amount of potential future payments in respect of Elan's parent company guarantee under the Wyeth agreements. As part of the disposal of Elan's primary care franchise, the product payments related to Sonata were assumed by King.

In September 2001, Elan acquired the Pain Portfolio from Roxane. Elan Corporation, plc has guaranteed all of its subsidiary's commitments under the agreements with Roxane. At 31 December 2002, the potential payment due in connection with the Pain Portfolio was $90.0 million, of which $77.4 million was recorded as a liability under U.S. GAAP. The remaining balance of $12.6 million represents the undiscounted amount of potential future payments in respect of Elan's parent company guarantee under the Roxane agreements.

For additional information regarding Elan's future payments and potential future payments relating to product acquisitions and alliances, please refer to Note 17 to the Consolidated Financial Statements.

Elan Corporation, plc has provided subordinated guarantees to the holders of the LYONs for the repayment of the loan notes. In the event that Elan Finance does not meet its obligations to pay amounts due to the noteholders, the noteholders may call upon the Elan Corporation, plc guarantees. For additional information regarding the LYONs, please refer to Note 16 to the Consolidated Financial Statements.

Elan Corporation, plc has provided subordinated guarantees to the holders of the EPIL II Notes and the EPIL III Notes for the repayment of the loan notes and the payment of any unpaid interest. In the event that EPIL II or EPIL III do not meet their obligations to pay amounts due to the noteholders, the noteholders may call upon the Elan Corporation, plc guarantees.

Elan Corporation, plc has provided guarantees to the holders of the 7.25% Senior Notes for the repayment of the loan notes and the payment of any unpaid interest. In the event that Athena Finance does not meet its obligations to pay amounts due to the noteholders, the noteholders may call upon the Elan Corporation, plc guarantees.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation--Transition and Disclosure--an amendment of SFAS Statement No. 123" ("SFAS No. 148"). SFAS No. 148 provides alternative methods of transition for a voluntary

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS

change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions of SFAS No. 148 are effective for fiscal years ending after 15 December 2002. The enhanced disclosure requirements are effective for periods beginning after 15 December 2002. The Company has not yet decided if it will adopt either of the transition method alternatives of SFAS No. 148.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which interprets Accounting Research Bulletin No. 51, "Consolidated Financial Statements" ("ARB No. 51"). FIN 46 clarifies the application of ARB No. 51 with respect to the consolidation of certain entities (variable interest entities--"VIEs") to which the usual condition for consolidation described in ARB No. 51 does not apply because the controlling financial interest in VIEs may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIEs and the holder of a significant variable interest in VIEs to disclose certain information relating to their involvement with the VIEs. The provisions of FIN 46 apply immediately to VIEs created after 31 January 2003, and to VIEs in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after 15 June 2003, to VIEs in which an enterprise holds a variable interest that it acquired before 1 February 2003. The Group is currently evaluating the impact of adopting FIN 46 on its financial statements. In particular, the Group is considering whether Amarin or any of the Group's business ventures would be variable interest entities. For information on the business ventures and on the Group's relationship with Amarin, please refer to Notes 26 and 27, respectively, to the Consolidated Financial Statements.

In April 2003, the FASB issued SFAS Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"), which amends SFAS Statement No. 133, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other FASB projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. SFAS No. 149 has multiple effective date provisions depending on the nature of the amendment to SFAS No. 133. The Company is currently evaluating the impact of adopting SFAS No. 149 on its financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after 31 May 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003, except for mandatorily redeemable financial instruments of non-public entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For non-public entities, mandatorily redeemable financial instruments are subject to the provisions of SFAS No. 150 for the first fiscal period beginning after 15 December 2003. The Company is currently evaluating the impact of adopting SFAS No. 150 on its financial statements.

n Financial statement format

The following is a summary of the material adjustments to net income and shareholders' equity which would be required had the financial statements been prepared in accordance with U.S. GAAP:

(I) NET (LOSS)/INCOME


                                                                                                       2001
                                                                                        2002     (RESTATED)     2000
                                                                                          $M            $M        $M

Net (loss)/income as stated under Irish GAAP                                          (3,615.1)       (887.2)   342.1
ADJUSTMENTS TO CONFORM TO U.S. GAAP:
Pooling of interests accounting/acquisition accounting for Dura       (a)(1)
 Goodwill amortisation                                                                  68.9           55.2       9.6
 Goodwill impairment                                                                   854.9              --       --
 Pre-acquisition results of Dura                                                           --           (0.4)    32.8
 Merger costs                                                                              --             --    (35.1)
 Fair value financing costs                                                                --             --     (2.7)
Purchase accounting                                                   (a)(2)
 Acquired IPR&D                                                                            --             --   (246.0)
 Impairment of goodwill/acquired IP                                     (b)            249.6          785.2        --
 Amortisation of intangible assets                                                      45.0           22.3       7.3
 Other                                                                                     --             --      1.0
 Abelcet business (goodwill)                                          (a)(2)           100.0              --       --
Impairment of Myambutol                                                 (c)             (44.4)         44.4        --
Accounting for derivatives                                              (d)              (4.4)          3.8        --
Amortisation of acquired product rights and finance charges             (e)             19.2           34.6        --
Revenue recognition--impact of SAB 101                                  (f)             61.8           98.6     (70.7)
Revenue recognition--write-off of related intangibles                   (f)             58.7              --       --
Non-consolidated subsidiaries                                           (g)            (154.8)         90.9      38.9
Associate accounting                                                    (h)              (3.8)         13.0        --
Loss on disposal of investment in associate undertaking                                    --             --      3.2
Stock option compensation expenses                                      (i)              (0.1)          (0.5)   (31.8)
Pensions and other                                                      (j)              2.2            1.2       0.9

Net (loss)/income before cumulative effect of accounting change
 as stated under U.S. GAAP                                                           (2,362.3)        261.1      49.5
Cumulative effect of accounting change (net of tax)                   (d)(f)               --           7.8    (344.0)

Net (loss)/income as stated under U.S. GAAP                                          (2,362.3)        268.9    (294.5)

Basic (loss)/earnings per Ordinary Share under U.S. GAAP before
 cumulative effect of accounting change                                               $(6.75)          $0.78    $0.16
Cumulative effect of accounting change                                                    --           $0.02    (1.10)

Basic (loss)/earnings per Ordinary Share under U.S. GAAP                              $(6.75)          $0.80   $(0.94)

Diluted (loss)/earnings per Ordinary Share under U.S. GAAP before
 cumulative effect of accounting change                                               $(6.75)          $0.73    $0.15
Cumulative effect of accounting change                                                    --           $0.02    (1.09)

Diluted (loss)/earnings per Ordinary Share under U.S. GAAP                            $(6.75)          $0.75   $(0.94)


ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F


NOTES RELATING TO FINANCIAL STATEMENTS
(II) SHAREHOLDERS' EQUITY

                                                                                                                AT 31 DECEMBER
                                                                                              AT 31 DECEMBER              2001
                                                                                                       2002         (RESTATED)
                                                                                                          $M                $M

Shareholders' equity as stated under Irish GAAP                                                   1,460.0              5,054.5
ADJUSTMENTS TO CONFORM TO U.S. GAAP:
Pooling of interests accounting/acquisition accounting for Dura           (a)(1)
 Elimination of goodwill arising on acquisition of Dura                                            (256.8)            (1,111.7)
 Fair value of licence and patents                                                                 (52.9)                (52.9)
Purchase accounting                                                       (a)(2)
 Amortisation of intangible assets                                                                  209.0                 95.1
 Goodwill written-off                                                                               574.3                574.3
 Other                                                                                                1.8                  1.8
Acquired IPR&D                                                                                   (2,121.1)            (2,121.1)
Impairment of goodwill/acquired IP                                        (a)(2)/(b)              1,034.8                785.2
Abelcet business (goodwill)                                               (a)(2)                    100.0                   --
Impairment of Myambutol                                                     (c)                        --                 44.4
Accounting for derivatives                                                  (d)                       7.2                 11.6
Amortisation of acquired products and finance charges                       (e)                      53.8                 34.6
Revenue recognition including cumulative effect of accounting change        (f)                    (254.3)              (316.1)
Revenue recognition--write-off of related intangibles                       (f)                      58.7                   --
Non-consolidated subsidiaries                                               (g)                     (13.9)               140.9
Associate accounting                                                        (h)                       7.2                 11.0
Pensions and other                                                          (j)                      (1.9)                 5.7
Financial fixed assets                                                      (k)                      21.0                 41.6

Shareholders' equity as stated under U.S. GAAP                                                      826.9              3,198.9


U.S. GAAP CONDENSED FINANCIAL DATA

Due to the differences between Irish and U.S. GAAP, and in particular the accounting of the merger of Dura and Elan as a pooling of interests under U.S. GAAP, the following condensed financial data has been prepared for the benefit of U.S. investors on pages A-163 to A-165.

Under Irish GAAP, exceptional items are those items that in management's judgement are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence. Under U.S. GAAP, exceptional items would be included in operating income, unless they relate to discontinued operations. Cash flows relating to product rationalisations are included in operating cash flows.

U.S. GAAP INCOME STATEMENT DATA

                                                                                                             2001
                                                                                             2002       (RESTATED)       2000
                                                                                                $M             $M          $M

Revenue                                                                                   1,455.1         1,862.5     1,521.4

Costs and expenses:
Cost of sales                                                                               417.0           379.5       321.3
Selling, general and administrative expenses                                                714.1           603.5       512.1
Research and development expenses                                                           397.1           321.2       322.2
Gain on sale of businesses                                                                 (177.9)             --          --
Gain on repurchase of LYONs                                                                 (37.7)             --          --
Other charges, primarily relating to the write-down of tangible and intangible assets, acquisition of in-process research and development, merger costs, rationalisation
 and similar costs                                                                          926.0           350.3       445.7

Total operating expenses                                                                  2,238.6         1,654.5    1,601.3

Operating (loss)/income                                                                    (783.5)          208.0       (79.9)
Net interest and other (loss)/income                                                       (116.0)           95.0       138.8
Impairment of investments                                                                (1,006.0)          (24.5)         --
Loss on sale of investments by EPIL III/Shelly Bay transaction                             (141.6)             --          --
Charge arising from guarantee to EPIL II noteholders                                       (295.4)             --          --

(Loss)/income before provision for income taxes                                          (2,342.5)          278.5        58.9
Provision for income taxes                                                                  (19.8)          (17.4)       (9.4)

Net (loss)/income before cumulative effect of accounting change                          (2,362.3)          261.1        49.5
Cumulative effect of accounting change (net of tax)                                            --             7.8      (344.0)

Net (loss)/income after cumulative effect of accounting change                           (2,362.3)          268.9      (294.5)


U.S. GAAP COMPREHENSIVE INCOME STATEMENT DATA

                                                                                                             2001
                                                                                             2002       (RESTATED)       2000
                                                                                               $M              $M         $M

Net (loss)/income                                                                        (2,362.3)          268.9      (294.5)

OTHER COMPREHENSIVE (LOSS)/INCOME:
Foreign currency translation adjustment                                                      14.9            (3.3)       (0.9)
Unrealised gains on securities                                                                9.4            43.1        19.9
Reclassification adjustment for gains included in net income                                (30.1)          (16.4)      (15.5)
Minimum pension liability adjustment                                                         (9.8)             --          --

Other comprehensive (loss)/income                                                           (15.6)           23.4         3.5

Comprehensive (loss)/income                                                              (2,377.9)          292.3      (291.0)


ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS
U.S. GAAP BALANCE SHEET DATA

                                                                                                        AT 31 DECEMBER
                                                                                   AT 31 DECEMBER                 2001
                                                                                             2002            (RESTATED)
                                                                                               $M                   $M

CURRENT ASSETS
Cash and cash equivalents                                                                 1,013.9              1,599.4
Marketable investment securities                                                            450.9                943.3
Accounts receivable and prepayments                                                         148.2                424.8
Inventories                                                                                 149.8                183.6

Total current assets                                                                      1,762.8              3,151.1
Property, plant and equipment                                                               459.1                401.1
Intangible assets                                                                         1,426.8              2,129.1
Investments and marketable investment securities                                            313.2              1,147.0

Total assets                                                                              3,961.9              6,828.3

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities                                                                       1,455.6                948.8
Other liabilities                                                                           375.4                131.9
Deferred revenue                                                                            258.2                316.1
Long term and convertible debt                                                            1,046.3              2,227.4
Minority interest                                                                           (0.5)                  5.2

                                                                                          3,135.0              3,629.4

SHAREHOLDERS' EQUITY
Share capital                                                                                19.9                 19.9
Additional paid-in capital                                                                4,540.4              4,534.6
Retained earnings and other reserves                                                     (3,733.4)            (1,355.6)

Shareholders' equity                                                                        826.9              3,198.9

Total liabilities and shareholders' equity                                                3,961.9              6,828.3

U.S. GAAP CASH FLOW DATA

                                                                                               YEAR ENDED 31 DECEMBER

                                                                                                            2001
                                                                                             2002      (RESTATED)         2000
                                                                                               $M             $M            $M

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/income                                                                        (2,362.3)         268.9        (294.5)
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Cumulative effect of accounting change for implementation of SAB 101                           --            --          344.0
SFAS No. 133 accounting for derivatives                                                      10.7          (34.6)           --
Amortisation of deferred revenue                                                            (62.8)         (98.6)         70.7
Acquisition of in-process research and development                                             --             --         246.0
Depreciation and amortisation                                                                206.3         179.1         158.5
Interest expense on loan notes                                                               115.3          82.3          29.2
Gain on sale of marketable investment securities                                             (1.8)         (48.5)        (68.3)
Impairment of investments                                                                 1,006.0           24.5            --
Provision against EPIL II guarantee                                                         295.4             --            --
Disposals/write-down of other assets                                                        660.2          321.8          76.2
Purchase of product royalty rights from Autoimmune                                          121.0             --            --
Gain on sale of businesses                                                                 (176.4)            --            --
Gain on repurchase of LYONs                                                                 (37.7)            --            --
Loss on sale of investments by EPIL III/Shelly Bay transaction                              141.6             --            --
Other                                                                                        84.9           (6.8)         16.6
Net changes in assets and liabilities:
Decrease/(increase) in receivables                                                          263.7           23.1        (108.0)
Increase in inventories                                                                     (13.0)         (37.6)        (41.5)
Decrease in accounts payable and accruals                                                  (102.8)        (149.9)        (22.6)

Net cash provided by operating activities                                                   148.3          523.7         406.3

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of property, plant and equipment                                       8.6            2.0          19.8
Purchase of property, plant and equipment                                                  (170.2)        (120.8)        (73.8)
Purchase of investments                                                                    (117.1)        (640.7)       (390.8)
Proceeds from disposal of investments                                                        12.9           21.9         259.3
Purchase of marketable investment securities                                                (83.7)        (568.1)       (146.3)
Sale and maturity of marketable investment securities                                       222.6          194.9         189.7
Purchase of intangible assets                                                              (315.5)        (301.0)       (131.8)
Proceeds from disposal of intangible assets                                                   9.4           11.2            --
Proceeds of business disposals                                                              361.3             --            --
Purchase of Autoimmune product royalty rights                                              (121.0)            --            --
Redemption of investment in Autoimmune                                                       38.5             --            --
Sale of EPIL III assets in connection with the repayment of EPIL III debt                     9.3             --            --
Disposal of subsidiary                                                                       81.8           41.9            --
Acquisition of subsidiaries primarily represented by:
Goodwill and other intangible assets arising on acquisitions                                   --           (9.5)          (112.1)

Net cash used in investing activities                                                       (63.1)      (1,368.2)       (386.0)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of share capital                                                           5.7          304.8          91.4
Repayment of EPIL III debt                                                                 (160.0)            --            --
Repayment of loans                                                                         (527.6)        (205.5)       (495.4)
Issue of loan notes                                                                            --        1,200.0            --
Bank loans                                                                                     --          342.8         200.0
Shelly Bay bank loan                                                                         148.0            --            --
Repayment of Shelly Bay bank loan                                                          (148.0)            --            --

Net cash (used in)/provided by financing activities                                        (681.9)       1,642.1        (204.0)

Effect of exchange rate changes on cash                                                      11.2           (0.7)         (0.8)

Net (decrease)/increase in cash and cash equivalents                                       (585.5)         796.9        (184.5)

Cash and cash equivalents at beginning of year                                            1,599.4          802.5         987.0

Cash and cash equivalents at end of year                                                  1,013.9        1,599.4         802.5


ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS
CASH BALANCES

Reconciliation between Irish GAAP and U.S. GAAP

                                                                                                    AT 31 DECEMBER
                                                                                   AT 31 DECEMBER             2001
                                                                                             2002        (RESTATED)
                                                                                               $M               $M

Cash and liquid resources (Irish GAAP)                                                    1,086.5          1,819.5
Non-consolidated subsidiaries cash balances                                                 (49.9)           (86.0)
Marketable investments                                                                      (22.7)          (134.1)

Cash and cash equivalents (U.S. GAAP)                                                     1,013.9          1,599.4


MARKETABLE INVESTMENT SECURITIES (U.S. GAAP)

For the purposes of U.S. GAAP, the following information on marketable investment securities is presented in accordance with the requirements of SFAS No. 115.

                                                                                                    AT 31 DECEMBER
                                                                                   AT 31 DECEMBER             2001
                                                                                             2002        (RESTATED)
                                                                                               $M               $M

TRADING SECURITIES
Debt                                                                                         23.5            137.9
Equity                                                                                       74.8            108.6

                                                                                             98.3            246.5

AVAILABLE FOR SALE SECURITIES
Debt                                                                                        187.1            258.0
Equity                                                                                      165.5            406.3

                                                                                            352.6            664.3

Held to maturity securities                                                                    --             57.8
Total marketable investment securities (current and non-current)                            450.9            968.6


The cash inflows arising from the sale and maturity of marketable investment securities were $222.6 million, $194.9 million and $189.7 million in 2002, 2001 and 2000, respectively. The cash outflows arising from the purchase of marketable investment securities were $83.7 million, $568.1 million and $146.3 million in 2002, 2001 and 2000, respectively.

Available for sale

Available for sale securities at 31 December 2002 and 2001 are analysed as follows:

                                                                 UNREALISED            UNREALISED            FAIR
                                                 COST                 GAINS                LOSSES           VALUE
                                                   $M                    $M                    $M              $M

AT 31 DECEMBER 2002
Equity securities                               160.1                   5.4                    --           165.5
Debt securities                                 180.9                   6.4                  (0.2)          187.1
AT 31 DECEMBER 2001
Equity securities                               394.2                  54.6                 (42.5)          406.3
Debt securities                                 228.4                  31.9                  (2.3)          258.0


Available for sale securities consist of equity and debt securities. The net unrealised holding gains on available for sale equity securities at 31 December 2002, 31 December 2001 and 31 December 2000 were $5.4 million, $12.1 million and $18.0 million, respectively. The net unrealised holding gains on available for sale debt securities at 31 December 2002, 31 December 2001 and 31 December 2000 were $6.2 million, $29.6 million and $8.9 million, respectively. The cash inflows arising from sales of available for sale securities during 2002, 2001 and 2000 were $18.3 million, $51.6 million and $106.4 million, respectively. The cash outflows arising from purchases of available for sale securities during 2002, 2001 and 2000 were $73.6 million, $260.5 million and $40.5 million, respectively.

Based on fair value, the maturity of debt securities classified as available for sale at 31 December 2002 was $1.7 million within one year, $93.7 million within one to five years and $91.7 million between five and ten years. The maturity of debt securities classified as available for sale at 31 December 2001 was $10.7 million within one year, $117.3 million within one to five years and $130.0 million between five and ten years. Based on cost, the maturity of debt securities classified as available for sale at 31 December 2002 was $1.7 million within one year, $87.5 million within one to five years and $91.7 million between five and ten years. The maturity of debt securities classified as available for sale at 31 December 2001 was $11.0 million within one year, $98.5 million within one to five years and $118.9 million between five and ten years.

The gross realised gains on available for sale securities for 2002, 2001 and 2000 were $11.8 million, $53.1 million and $92.8 million, respectively. The gross realised losses on available for sale securities in 2002, 2001 and 2000 were $32.6 million, $2.2 million and $1.0 million, respectively. The cost basis for determining realised gains and losses is based on cost.

Elan has accounted for available for sale debt securities at fair value in 2002 and 2001. The fair value of these debt securities was estimated at $187.1 million and $258.0 million as of 31 December 2002 and 31 December 2001, respectively. The cost of these debt securities was $180.9 million and $228.4 million as of 31 December 2002 and 31 December 2001, respectively. These debt securities have been disclosed in this note in accordance with the disclosure requirements of SFAS No. 115.

Elan has accounted for certain free-standing warrants and embedded derivatives in accordance with SFAS No. 133 in 2002 and 2001. This resulted in a cumulative catch up adjustment of $7.8 million at 1 January 2001. The income effect of derivative fair value movements for 2002 was $(4.4) million (2001: $3.8 million). Included in the 2002 impairment charge relating to investments held by Elan of $1,006.0 million was $31.6 million in relation to the impairment of SFAS No. 133 derivative instruments. These derivatives had a fair value of $34.9 million and $52.9 million at 31 December 2002 and 31 December 2001, respectively.

Held to maturity

The fair value of held to maturity securities at 31 December 2002 was $Nil.

The amortised cost of fixed income securities which matured during 2002 was $20.3 million. As part of its recovery plan, Elan liquidated the remainder of its held to maturity securities during 2002. The amortised cost of the liquidated securities was $39.9 million. A gain of $0.7 million was realised on liquidation of these securities. The maturity of fixed income securities classified as held to maturity at 31 December 2001 were $32.5 million within one year and $25.3 million within one to five years, respectively. The cash inflows arising from maturities of held to maturity securities during 2002, 2001 and 2000 were $18.3 million, $87.0 million and $79.0 million, respectively. The cash inflows arising from disposals of held to maturity securities during 2002, 2001 and 2000 were $39.5 million, $Nil and $Nil respectively. The cash outflows arising from purchases of held to maturity securities during 2002, 2001 and 2000 were $Nil, $73.5 million and $78.5 million, respectively.

Trading securities

The unrealised gains included in earnings for 2002, 2001 and 2000 were $0.8 million, $7.7 million and $21.9 million, respectively. The unrealised losses included in earnings for 2002, 2001 and 2000 were $12.5 million, $2.7 and $Nil, respectively.

PENSION AND POST-RETIREMENT BENEFITS (U.S. GAAP)

For the purposes of U.S. GAAP, the pension costs of the major Irish retirement plans have been presented in the following tables in accordance with the requirements of SFAS No. 132 "Employees' Disclosures about Pensions and Other Postretirement Benefits". The Company funds the pension entitlements of certain employees through defined benefit plans. Two plans are operated for Irish employees. In general, on retirement, a member is entitled to a pension calculated at 1/60th of final pensionable salary for each year of pensionable service, subject to a maximum of 40 years. These plans are managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. The investments of the plans at 31 December 2002 consisted of units held in independently administered funds.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS

                                                                      AT 31 DECEMBER               AT 31 DECEMBER
                                                                                2002                         2001
                                                                                  $M                           $M

CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year                                         19.7                         15.4
Service cost                                                                     1.8                          1.2
Interest cost                                                                    1.2                          0.9
Plan participants' contributions                                                 1.6                          1.4
Actuarial (gain)/loss                                                           (0.8)                         1.5
Benefits paid                                                                   (0.1)                         0.2
Foreign currency exchange rate changes                                           4.0                         (0.9)

Benefit obligation at end of year                                               27.4                         19.7




                                                                      AT 31 DECEMBER               AT 31 DECEMBER
                                                                                2002                         2001
                                                                                  $M                           $M

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year                                  19.0                         17.4
Actual return on plan assets                                                    (5.0)                        (0.9)
Employer contribution                                                            2.2                          1.9
Plan participants' contributions                                                 1.6                          1.4
Benefits paid                                                                   (0.1)                         0.2
Foreign currency exchange rate changes                                           3.3                         (1.0)

Fair value of plan assets at end of year                                        21.0                         19.0

Funded status                                                                   (6.4)                        (0.7)
Unrecognised net actuarial gain                                                 12.9                          5.5
Unamortised prior service cost                                                   1.0                          0.9
Additional liability recognised                                                  0.4                           --
Minimum pension liability adjustment                                            (9.8)                          --

(Pension liability)/Prepaid benefit cost                                        (1.9)                         5.7


The net periodic pension cost was comprised of the following:

                                                                    2002             2001             2000
                                                                      $M               $M               $M

Service cost                                                         1.8              1.2              1.1
Interest cost                                                        1.2              0.9              0.7
Expected return on plan assets                                      (1.9)            (1.6)            (1.4)
Amortisation of net loss                                             0.3               --               --
Amortisation of prior service cost                                   0.1              0.1              0.1

Net periodic pension cost                                            1.5              0.6              0.5



The weighted average assumptions used in the calculation of the pension cost for 2002 were a discount rate of 5.5% (2001: 6%; 2000: 6.25%), an expected return on plan assets of 8% (2001: 9%; 2000: 9%) and a 3.5% (2001: 4%; 2000: 4.25%) rate of compensation increase.

Elan recognised a $9.8 million charge to Other Comprehensive Income in 2002 in respect of the shortfall between the unfunded accumulated benefit obligation less the unrecognised prior service cost and the prepaid benefit cost.

In addition, Elan operates a number of defined contribution pension plans, primarily for employees outside of Ireland. The costs of these plans are charged to the income statement in the period they are incurred. The pension cost for these plans was $8.8 million, $9.9 million and $7.3 million for 2002, 2001 and 2000, respectively.

COMPENSATION COST (U.S. GAAP)

Elan grants options to employees under the Group's stock option plans. These options are granted at fixed exercise prices equal to the market value on the date of grant.

The Company applies APB 25 in accounting for its stock option plans and, accordingly under U.S. GAAP, no compensation expense is recognised when stock options are initially granted to employees as the exercise price is equal to the market price on the date of grant. If the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the effect on net income under U.S. GAAP is as shown below.

                                                                                                             2001
                                                                                             2002       (RESTATED)        2000
                                                                                               $M              $M           $M

Net (loss)/income under U.S. GAAP as reported                                            (2,362.3)          268.9       (294.5)
Add: Stock-based compensation expense included in reported net income                         0.1             0.5         31.8
Deduct: Total stock-based employee compensation expense determined under fair value
 based method for all awards                                                               (127.5)         (157.0)      (145.0)

Pro-forma net (loss)/income                                                              (2,489.7)          112.4       (407.7)
Basic (loss)/earnings per Ordinary Share
As reported                                                                                $(6.75)          $0.80       $(0.94)
Pro-forma                                                                                  $(7.12)          $0.33       $(1.30)
Diluted (loss)/earnings per Ordinary Share
As reported                                                                                $(6.75)          $0.75       $(0.94)
Pro-forma                                                                                  $(7.12)          $0.31       $(1.30)


The weighted average fair value of the individual options granted during the years ended 31 December 2002, 2001 and 2000 is estimated as $4.11, $21.47 and $17.79, respectively, on the date of grant. The fair value of options granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                  2002           2001          2000

Risk-free interest rate          1.62%          3.47%         5.98%
Volatility                      91.00%         46.99%        46.66%
Dividend yield                     Nil            Nil           Nil
Expected life (years)             5.9             4.1           3.8


ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

NOTES RELATING TO FINANCIAL STATEMENTS
DEFERRED TAXATION (U.S. GAAP)

For the purposes of U.S. GAAP the deferred taxation provision has been calculated in accordance with the requirements of SFAS No. 109 "Accounting for Income Taxes" ("SFAS No. 109").

The full potential amounts of deferred taxation and amounts accounted for in the Group balance sheet comprised the following deferred tax assets and liabilities:

                                    AT 31 DECEMBER     AT 31 DECEMBER
                                              2002               2001
                                                $M                 $M

DEFERRED TAXATION LIABILITIES:
Accelerated capital allowances            (14.9)                (16.1)
Intangible asset on acquisition          (150.1)               (145.2)
Deferred interest                              --                (4.7)

                                         (165.0)               (166.0)

DEFERRED TAXATION ASSETS
Net operating losses                        264.7               274.5
Tax credits                                  70.8                70.3
Deferred interest                            41.0                89.1
Capitalised items                           112.5                69.2
Reserves/provisions                          98.4                60.3
Other                                          9.2                4.6

                                            596.6               568.0

Valuation allowance                         431.6               402.0
Deferred tax asset/(liability)                 --                  --


Under U.S. GAAP, Elan applies SFAS No. 109 which requires the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will not be realised in the future. The valuation allowance recorded against the deferred tax assets at 31 December 2002 was $431.6 million. The net change in the valuation allowance for 2002 was an increase of $29.6 million. $136.6 million of the valuation allowance at 31 December 2002, included primarily under net operating losses, is expected to be applied directly to contributed capital under U.S. GAAP when deferred tax assets associated with certain stock option exercises are recognised.

At 31 December 2002 and 31 December 2001, certain U.S. subsidiaries had net operating loss carryovers for federal income tax purposes of $462.6 million and $659.4 million, respectively, and for state income tax purposes of $153.7 million and $167.5 million, respectively. Both the federal and state net operating losses will expire from 2004 to 2022 to the extent they are not utilised. In addition, at 31 December 2002 and 31 December 2001, certain U.S. subsidiaries had credit carryovers for federal and state income tax purposes of $78.4 million and $74.4 million, respectively, which will expire from 2003 to 2021 to the extent they are not utilised, except for certain sale credits which can be carried to subsequent tax years indefinitely. The Company has had "changes in ownership" as described in the U.S. Internal Revenue Code Section
382. Consequently, utilisation of federal and state net operating losses and credits are subject to certain annual limitations.

At 31 December 2002 certain non-U.S. subsidiaries of Elan had net operating loss carryovers for income tax purposes of $706.4 million. These combined loss carryovers have arisen in a number of different tax jurisdictions and as such are subject to various local restrictions. The loss carryovers are also subject to varying expiration dates beginning in 2003, with certain losses carrying forward indefinitely.

No taxes have been provided for the unremitted and untaxed earnings of the Group's overseas subsidiaries as these are, in the main, considered permanently employed in the business of these companies. Cumulative unremitted earnings of overseas subsidiaries and related undertakings totalled $646.0 million at 31 December 2002. Unremitted earnings may be liable to overseas taxes and/or Irish taxation if they were to be distributed as dividends.

The U.S. Internal Revenue Service has completed an audit of Dura and its subsidiaries for the 1997-2000 tax years, which pre-date the acquisition of Dura by the Company. As adequate amounts for tax and related interest had been provided, no additional tax was charged as a result of this audit.

34 APPROVAL OF FINANCIAL STATEMENTS

These financial statements were approved by the directors on 3 September 2003.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

SELECTED FINANCIAL DATA

The selected financial data set forth below as of and for the years ended 31 December 2002, 2001, 2000, 1999 and 1998 have been derived from Elan's audited Consolidated Financial Statements, which have been restated under U.S. GAAP to incorporate the results of Dura. Such audited Consolidated Financial Statements of Elan have been audited by KPMG, Chartered Accountants, who have placed reliance on the opinion of Deloitte and Touche, LLP, with respect to their audits of the U.S. Financial Statements of Dura for each of the years ended 31 December 2000, 1999 and 1998, respectively. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements of the Company and the Notes thereto, which are included elsewhere in this Annual and Form 20-F.

GROUP FINANCIAL RECORD--U.S. GAAP
The selected financial data under U.S. GAAP takes into account the merger with Dura in 2000, which was accounted for using pooling of interests accounting. The selected financial data also gives effect to the restatement of Elan's U.S. GAAP financial results as of and for the fiscal year ended 31 December 2001 to consolidate EPIL III from its date of establishment on 15 March 2001.

                                                                                            YEAR ENDED
                                                                 YEAR ENDED                31 DECEMBER
                                                                31 DECEMBER                       2001
                                                                       2002             (RESTATED)(11)

                                                                     ($M, EXCEPT PER SHARE DATA)

INCOME STATEMENT DATA:
Total revenue                                                       1,455.1                    1,862.5
Operating (loss)/income                                              (783.5)  (1)                208.0 (2)
Net (loss)/income                                                  (2,362.3) (10)                268.9 (6)
Basic (loss)/earnings per Ordinary Share(8)                          $(6.75) (10)                $0.80 (6)(9)
Diluted (loss)/earnings per Ordinary Share(8)                        $(6.75) (10)                $0.75 (6)(9)


                                                                    YEAR ENDED              YEAR ENDED             YEAR ENDED
                                                                   31 DECEMBER             31 DECEMBER           31 DECEMBER
                                                                          2000                    1999                   1998

                                                                        ($M, EXCEPT PER SHARE DATA)

INCOME STATEMENT DATA:
Total revenue                                                       1,521.4                    1,312.5                 878.8
Operating (loss)/income                                               (79.9) (3)                 271.5 (4)          (1,191.7) (5)
Net (loss)/income                                                    (294.5) (7)                 303.4 (4)          (1,190.7) (5)
Basic (loss)/earnings per Ordinary Share(8)                          $(0.94) (7)(9)              $1.02 (4)            $(4.42) (5)
Diluted (loss)/earnings per Ordinary Share(8)                        $(0.94) (7)(9)              $0.97 (4)            $(4.42) (5)


                                                                           AT
                                                        AT         31 DECEMBER               AT              AT             AT
                                               31 DECEMBER                2001      31 DECEMBER     31 DECEMBER    31 DECEMBER
                                                      2002       (RESTATED)(11)            2000            1999           1998

                                                                       ($M, EXCEPT SHARE DATA)

BALANCE SHEET DATA:
Cash, cash equivalents and marketable
  investment securities                            1,464.8             2,542.7          1,250.1         1,285.6        1,276.0
Total assets                                       3,961.9             6,828.3          4,653.0         3,871.7        3,279.2
Long term liabilities                              1,046.3             2,227.4          1,375.6         1,586.0        1,615.1
Total shareholders' equity                           826.9             3,198.9          2,276.9         1,751.1        1,367.3
Number of shares outstanding                         350.4               349.8            322.5           298.8          293.7


1. After other charges of $926.0 million primarily relating to asset write-down costs, severance, rationalisation, integration and similar costs. After $215.6 million gain on sale of businesses and repurchase of debt.

2. After other charges of $350.3 million primarily relating to asset write-down costs, severance, rationalisation, integration and similar costs.

3. After other charges of $445.7 million primarily relating to the acquisition of IPR&D, merger costs, rationalisation, integration and similar costs.

4. After other charges of $88.6 million primarily relating to the acquisition of IPR&D.


5. After other charges of $1,423.7 million primarily relating to the acquisition of IPR&D, rationalisation and integration costs, a loss on a sale of a business and a contribution to Axogen.

6. After other charges of $350.3 million primarily relating to asset write-down costs, severance, rationalisation, integration and similar costs; after charges relating to impairment of investments of $24.5 million; and after $7.8 million relating to the cumulative catch up adjustment for the implementation of SFAS No. 133.


7. After other charges of $445.7 million primarily relating to the acquisition of IPR&D, merger costs, rationalisation, integration and similar costs and after $344.0 million relating to the cumulative adjustment for the implementation of SAB 101.


8. Earnings per share is based on the weighted average number of outstanding Ordinary Shares and the effect of potential dilutive securities including options, warrants and convertible securities.

9. Basic and diluted earnings/(loss) per share for 2001 would have been $0.89 and $0.83, respectively, if goodwill was not amortised for that year. Basic and diluted (loss) per share for 2000 would have been $(0.88) if goodwill was not amortised for that year. This disclosure is provided as SFAS No. 142, which has been adopted for 2002 onwards, no longer requires the amortisation of goodwill.


10. After other charges of $926.0 million; after $215.6 million gain on sale of businesses and repurchase of debt; and after charges primarily relating to investments and the guarantee issued to the noteholders of EPIL II of $1,443.0 million.

11. For additional information regarding the restatement, please refer to Note 33 to the Consolidated Financial Statements.

GROUP FINANCIAL RECORD--IRISH GAAP

                                                                        YEAR ENDED                YEAR ENDED
                                                                       31 DECEMBER               31 DECEMBER
                                                                              2002                      2001

                                                                      ($M, EXCEPT PER SHARE DATA)

PROFIT AND LOSS ACCOUNT DATA:
Total revenue                                                              1,333.0                   1,740.7
Operating (loss)/profit                                                   (2,290.8)(1)                (829.7)(2)
Retained (loss)/profit                                                    (3,615.1)(5)                (887.2)(6)
Basic (loss)/earnings per Ordinary Share(9)                                $(10.34)(5)                $(2.64)(6)
Diluted (loss)/earnings per Ordinary Share(9)                              $(10.34)(5)                $(2.64)(6)


                                                                        YEAR ENDED        YEAR ENDED       YEAR ENDED
                                                                       31 DECEMBER       31 DECEMBER      31 DECEMBER
                                                                              2000              1999             1998

                                                                           ($M, EXCEPT PER SHARE DATA)

PROFIT AND LOSS ACCOUNT DATA:
Total revenue                                                              1,302.0           1,007.8            676.7
Operating (loss)/profit                                                      296.3 (3)         309.5            148.1 (4)
Retained (loss)/profit                                                       342.1 (7)         335.9            146.4 (8)
Basic (loss)/earnings per Ordinary Share(9)                                  $1.19 (7)         $1.26            $0.62 (8)
Diluted (loss)/earnings per Ordinary Share(9)                                $1.10 (7)         $1.19            $0.56 (8)


                                                     AT               AT               AT               AT              AT
                                            31 DECEMBER      31 DECEMBER      31 DECEMBER      31 DECEMBER     31 DECEMBER
                                                  2002             2001              2000             1999             1998

                                                                  ($M, EXCEPT SHARE DATA)

BALANCE SHEET DATA:
Working capital                                   (97.4)         1,223.5            940.7            753.7           952.0
Total assets                                    4,717.5          9,439.6          8,096.8          4,674.2         3,799.4
Long term liabilities                           1,716.6          3,048.2          2,157.6          1,550.9         1,234.7
Total shareholders' equity                      1,460.0          5,054.5          5,315.5          2,687.6         2,332.1
Number of shares outstanding                      350.4            349.8            322.5            269.1           264.0

1. After exceptional items of $1,796.3 million primarily relating to a write-down of goodwill and product intangibles, acquired intellectual property, asset write-downs, severance, rationalisation, integration and similar costs, product rationalisations and disposals.

2. After exceptional items of $957.8 million primarily relating to a write-down of acquired intellectual property, asset write-downs, severance, rationalisation, integration and similar costs and product rationalisations.

3. After exceptional items of $79.3 million primarily relating to severance, rationalisation, integration and similar costs, a product withdrawal and asset write-downs.

4. After exceptional items of $98.8 million primarily relating to a contribution of $67.5 million to Axogen and a charge of $31.3 million relating to the rationalisation and integration of acquisitions.

5. After exceptional items of $2,939.4 million primarily relating to a write-down of goodwill and product intangibles, acquired intellectual property, asset write-downs, business disposals, investment write-downs, severance, rationalisation, integration and similar costs, and product rationalisations and disposals.

6. After exceptional items of $964.6 million primarily relating to a write-down of acquired intellectual property, asset write-downs, investment write-downs, severance, rationalisation, integration and similar costs and product rationalisations.

7. After exceptional items of $113.6 million primarily relating to severance and rationalisation costs, a product withdrawal and asset write-downs.

8. After exceptional items of $112.6 million primarily relating to a contribution of $67.5 million to Axogen, a charge of $41.8 million relating to the rationalisation and integration of acquisitions and a charge of $3.3 million related to a loss on disposal of investments.

9. Earnings per share is based on the weighted average number of outstanding Ordinary Shares and the effect of potential dilutive securities including options, warrants and convertible securities.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

SHAREHOLDERS' INFORMATION

Elan has not paid cash dividends on its Ordinary Shares in the past. The declaration of any cash dividends will be at the recommendation of Elan's board of directors. The recommendations of Elan's board of directors will depend upon the earnings, capital requirements and financial condition of Elan and other relevant factors. Although Elan does not anticipate that it will pay any cash dividends on its Ordinary Shares in the foreseeable future, Elan expects that its board of directors will review Elan's dividend policy on a regular basis. Dividends may be paid on Elan's Executive Shares and `B' Executive Shares at a time when no dividends are being paid on the Ordinary Shares. For additional information regarding the Executive Shares and `B' Executive Shares, please refer to Note 18 to the Consolidated Financial Statements.

NATURE OF TRADING MARKET

The principal trading markets for Elan's Ordinary Shares are the Irish Stock Exchange and the London Stock Exchange. Elan's ADSs, each representing one Ordinary Share and evidenced by one American Depositary Receipt ("ADR"), are traded on the NYSE under the symbol "ELN". The ADR depositary is The Bank of New York.

The following table sets forth the high and low sales prices of the Ordinary Shares during the periods indicated, based upon mid-market prices at close of business on the Irish Stock Exchange and the high and low sales prices of the ADSs, as reported in published financial sources.


                                                      EURO 0.05                              AMERICAN
                                                ORDINARY SHARES                    DEPOSITORY SHARES (1)

                                                   HIGH                  LOW               HIGH
LOW

YEAR ENDED 31 DECEMBER                       (EURO)                                                  ($)
1998                                             34.41               22.43               37.97               24.06
1999                                             40.00               22.35               43.63               21.25
2000                                             66.75               26.35               60.13               26.00
2001                                             73.80               44.60               65.00               39.35
2002                                             50.27                1.23               45.18                1.03
CALENDAR YEAR
2001
Quarter 1                                        62.43               47.00               57.80               42.75
Quarter 2                                        73.80               54.50               65.00               47.85
Quarter 3                                        72.30               47.96               62.85               41.50
Quarter 4                                        57.65               44.60               52.00               39.35
2002
Quarter 1                                        50.27               14.50               45.18               12.01
Quarter 2                                        15.80                5.85               13.97                5.30
Quarter 3                                         5.00                1.55                5.65                1.31
Quarter 4                                         2.95                1.23                3.09                1.03
MONTH ENDED
January 2003                                      4.40                2.60                4.98                2.65
February 2003                                     4.40                2.70                4.83                2.75
March 2003                                        3.38                2.33                3.84                2.25
April 2003                                        3.20                2.60                3.55                2.70
May 2003                                          5.18                3.05                6.18                3.31
June 2003                                         7.25                4.10                9.02                4.52
July 2003                                         5.60                3.88                6.46                4.05
August 2003                                       4.82                3.90                5.24                4.21


(1) An American Depository Share represents one Ordinary Share, par value 5 Euro cents.

A total of 350,758,430 Ordinary Shares of Elan were issued and outstanding at 25 August 2003, of which 4,050 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of ADRs. 311,441,128 Ordinary Shares were represented by Elan ADSs, evidenced by ADRs, issued by The Bank of New York, as depositary, pursuant to a deposit agreement. At 25 August 2003, the number of holders of record of Ordinary Shares was 7,742, which includes 10 holders of record in the United States, and the number of registered holders of ADRs in the United States was 4,902. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States and Ireland is not representative of the number of beneficial holders or of the residence of beneficial holders.

American Depositary Warrant Shares ("ADWSs") representing warrants to purchase Elan ADSs, were traded on the NYSE under the symbol "ELNWSA" ("A-Series Warrants"). These warrants expired on 31 December 2001. The ADWSs representing A-Series Warrants were evidenced by American Depositary Warrant Receipts issued by The Bank of New York, as depositary, under a deposit agreement. Each A-Series Warrant was exercisable for two Elan ADSs at an exercise price of $37.54.

A second series of ADWSs, representing warrants to purchase Elan ADSs, traded on the NYSE under the symbol "ELNWSB" ("B-Series Warrants"). These warrants expired on 14 January 2003. The ADWSs representing B-Series Warrants were evidenced by American Depositary Warrant Receipts issued by The Bank of New York, as depositary, under a deposit agreement. Each B-Series Warrant was exercisable for two Elan ADSs at an exercise price of $65.01.

The following table sets forth the high and low sales prices per ADWS representing both A-Series Warrants and B-Series Warrants on the NYSE Composite Tape for the periods indicated as reported in published financial sources.


                                       A-SERIES WARRANTS                       B-SERIES WARRANTS

                                         HIGH                 LOW               HIGH                  LOW
                                            $                   $                  $                    $

2000 -- Quarter 1                        59.75               25.50               43.25               24.00
       -- Quarter 2                      61.56               42.19               43.25               40.75
       -- Quarter 3                      84.00               59.25               65.38               42.75
       -- Quarter 4                      83.50               54.00               65.75               40.50
2001 -- Quarter 1                        78.50               51.38               60.00               37.56
       -- Quarter 2                      92.50               61.24               68.40               45.00
       -- Quarter 3                      87.50               48.30               63.19               34.00
       -- Quarter 4                      63.55               42.50               47.50               29.50
2002 -- Quarter 1                          --                  --                34.20                1.20
       -- Quarter 2                        --                  --                 1.80                0.25
       -- Quarter 3                        --                  --                 0.40                0.01
       -- Quarter 4                        --                  --                 0.20                0.03
2003 -- January                            --                  --                 0.03                0.01



In connection with the acquisition of Dura, Elan acquired two additional series of warrants to purchase Elan ADSs, trading on Nasdaq under the symbols "ELANZ" ("Z-Series Warrants"), formerly traded under the symbol "DURAZ", and "ELANW" ("W-Series Warrants"), formerly traded under the symbol "DURAW". Each Z-Series Warrant is exercisable for 0.1276 of an Elan ADS at an exercise price of $26.72 per Elan ADS. The Z-Series warrants expire on 31 August 2005. Each W-Series Warrant was exercisable for 0.1679 of an Elan ADS at an exercise price of $81.67 per Elan ADS. The W-Series Warrants expired on 31 December 2002.

In connection with the acquisition of Liposome, Elan issued CVRs. The CVRs began trading on 15 May 2000. CVRs traded on the Nasdaq under the symbol "LCVRZ". The CVRs were delisted from the Nasdaq on 25 September 2002 for failure to comply with the minimum market value of publicly traded units requirement of the Nasdaq Marketplace Rules. The CVRs expired on the termination of the Contingent Value Rights Agreement on 31 March 2003.

The table on the following page sets forth the high and low sales prices for Z-Series Warrants, W-Series Warrants and for CVRs for the periods indicated as reported in published financial sources.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F


SHAREHOLDERS' INFORMATION
                                      Z-SERIES               W-SERIES                           CVRS

                                     HIGH              LOW           HIGH             LOW             HIGH         LOW
                                                       $               $                $                $           $

2001 -- Quarter 1                   5.19            3.19            1.06             0.41             1.56        0.75
      -- Quarter 2                  5.45            3.95            1.00             0.40             1.44        0.22
      -- Quarter 3                  5.10            2.75            0.94             0.16             0.24        0.10
      -- Quarter 4                  3.85            2.58            0.39             0.10             0.21        0.08
2002 -- Quarter 1                   3.60            0.35            0.22             0.01             0.14        0.02
      -- Quarter 2                  0.64            0.25            0.05             0.01             0.07        0.01
      -- Quarter 3                  0.49            0.01            0.04             0.01             0.02        0.01
      -- Quarter 4                  0.24            0.03            0.12             0.01             0.01      0.0007
2003 -- January                     0.70            0.10             --               --             0.003      0.0005
      -- February                   0.48            0.25             --               --             0.005      0.0005
      -- March                      0.32            0.10             --               --             0.003      0.0001
      -- April                      0.42            0.10             --               --              --          --
      -- May                        0.29            0.10             --               --              --          --
      -- June                       0.30            0.18             --               --              --          --
      -- July                       0.23            0.15             --               --              --          --
      -- August                     0.23            0.10             --               --              --          --



EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Irish exchange control regulations ceased to apply from and after 31 December 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies such as Elan. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities. The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the member states of the EU. The acquisition or disposal of ADSs or ADRs representing shares issued by an Irish incorporated company and associated payments falls within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present the Financial Transfers Act, 1992 prohibits financial transfers involving Iraq, the Federal Republic of Yugoslavia, the Republic of Serbia, Zimbabwe, the Taliban of Afghanistan, Osama bin Laden and Al-Qaeda, and countries that harbour certain terrorist groups, without the prior permission of the Central Bank of Ireland.

Any transfer of, or payment in respect of, an ADS involving the government of any country which is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. The following countries and persons are currently the subject of such sanctions: Federal Republic of Yugoslavia, Republic of Serbia, Iraq, Liberia, Burma/Myanmar, Zimbabwe, the Taliban of Afghanistan, Osama bin Laden and Al-Qaeda. Elan does not anticipate that orders under the Financial Transfers Act, 1992, or United Nations sanctions implemented into Irish law will have a material effect on its business.

IRISH TAXATION

The following is a general description of Irish taxation inclusive of certain Irish tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of Elan ADSs or Ordinary Shares. As used herein, references to the Ordinary Shares include Elan ADSs representing such Ordinary Shares, unless the tax treatment of the Elan ADSs and Ordinary Shares has been specifically differentiated. This description is for general information purposes only and does not purport to be a comprehensive description of all the Irish tax considerations that may be relevant in a U.S. Holder's decision to purchase, hold or dispose of Ordinary Shares. It is based on the various Irish Taxation Acts, all as in effect on 31 March 2003 and all of which are subject to change (possibly on a retroactive basis). The Irish tax treatment of a U.S. Holder of Ordinary Shares may vary depending upon such holder's particular situation, and holders or prospective purchasers of Ordinary Shares are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of Ordinary Shares.

For the purposes of this tax description, a "U.S. Holder" is a holder of Ordinary Shares that is: (i) a citizen or resident of the United States; (ii) a corporation or partnership created or organised in or under the laws of the United States or of any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Taxation of corporate income

Elan is a public limited company incorporated, and resident for tax purposes, in Ireland. Under current Irish legislation, a company is regarded as resident for tax purposes in Ireland if it is centrally managed and controlled in Ireland, or, in certain circumstances, if it is incorporated in Ireland. The Taxes Consolidation Act, 1997, provides that a company which is resident in Ireland and which is not resident elsewhere shall be entitled to have any income from a qualifying patent disregarded for taxation purposes. The legislation does not provide a termination date for this relief. A qualifying patent means a patent in relation to which the research, planning, processing, experimenting, testing, devising, designing, developing or similar activities leading to the invention which is the subject of the patent were carried out in Ireland. Income from a qualifying patent means any royalty or other sum paid in respect of the use of the invention to which the qualifying patent relates, including any sum paid for the grant of a licence to exercise rights under such patent, where that royalty or other sum is paid, for the purpose of activities which would be regarded under Irish law as the manufacture of goods (to the extent that the payment does not exceed an arms-length rate), or by a person who is not connected with Elan. Accordingly, Elan's income from such qualifying patents is disregarded for taxation purposes in Ireland. Any Irish manufacturing income of Elan and its subsidiaries is taxable at the rate of 10% in Ireland until 31 December 2010. Income arising from qualifying activities in Elan's Shannon-certified subsidiary is taxable at the rate of 10% in Ireland until 31 December 2005. From 1 January 2006, it is anticipated, based on Irish legislation currently enacted, that such income will be taxable at a rate of 12.5%. Any trading income of Elan which does not qualify for the patent exemption or the 10% rate of tax is taxable at the Irish corporation tax rate of 16% in respect of trading income for the year 2002 and at a rate of 12.5% in respect of trading income for the years 2003 et seq. Non-trading income is taxable at 25%.

Taxation of capital gains and dividends A person who is neither resident nor ordinarily resident in Ireland and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of Ordinary Shares. Unless exempted, all dividends paid by Elan other than dividends paid out of exempt patent income, will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%. An individual shareholder resident in a country with which Ireland has a double tax treaty, which includes the United States, or in a member state of the EU, other than Ireland (together, a "Relevant Territory"), will be exempt from withholding tax provided he or she makes the requisite declaration.

Corporate shareholders who: (i) are ultimately controlled by residents of a Relevant Territory; (ii) are resident in a Relevant Territory and are not controlled by Irish residents; (iii) have the principal class of their shares, or of a 75% parent, traded on a stock exchange in a Relevant Territory; or (iv) are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognised stock exchanges in a Relevant Territory or Territories, will be exempt from withholding tax on the production of the appropriate certificates and declarations.

Holders of Elan ADSs will be exempt from withholding tax if they are beneficially entitled to the dividend and their address on the register of depositary shares maintained by the depositary is in the United States, provided that the depositary has been authorised by the Irish Revenue Commissioners as a qualifying intermediary and provided the appropriate declaration is made by the holders of the ADSs. Where such withholding is made, it will satisfy the liability to Irish tax of the shareholder except in certain circumstances where an individual shareholder may have an additional liability. A charge to Irish social security taxes and other levies can arise for individuals. However, under the Social Welfare Agreement between Ireland and the United States, an individual who is liable for U.S. social security contributions can normally claim exemption from these taxes and levies.

Irish capital acquisitions tax
A gift or inheritance of Ordinary Shares will be and, in the case of Elan warrants or ADWSs representing such Elan warrants, may be, within the charge to Irish capital acquisitions tax, notwithstanding that the person from whom the gift or inheritance is received is domiciled or resident outside Ireland. Capital acquisitions tax is charged at the rate of 20% above a tax free threshold. This tax free threshold is determined by the relationship between the donor and the successor or donee. It is also affected by the amount of the current benefit and previous benefits taken since 5 December 1991 from persons within the same capital acquisitions tax relationship category. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

The Estate Tax Convention between Ireland and the United States generally provides for Irish capital acquisitions tax paid on inheritances in Ireland to be credited against tax payable in the United States and for tax paid in the United States to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention, in a case where Elan warrants, Elan ADWSs, Elan ADSs or Ordinary Shares are subject to both Irish capital acquisitions tax with respect to inheritance and U.S. Federal estate tax. The Estate Tax Convention does not apply to Irish capital acquisitions tax paid on gifts.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

SHAREHOLDERS' INFORMATION

Irish stamp duty
Under current Irish law, no stamp duty, currently at the rate and on the amount referred to below, will be payable by U.S. Holders on the issue of Elan ADSs, Ordinary Shares or Elan ADWSs. Under current Irish law, no stamp duty will be payable on the acquisition of Elan ADWSs or Elan ADSs by persons purchasing such Elan ADWSs or Elan ADSs or any subsequent transfer of an Elan ADWS or Elan ADS. A transfer of Ordinary Shares, whether on sale, in contemplation of a sale or by way of gift will attract duty at the rate of 1% on the consideration given or, where the purchase price is inadequate or unascertainable, on the market value of the shares. Similarly, any such transfer of a warrant may attract duty at the rate of 1%. Transfers of Ordinary Shares which are not liable to duty at the rate of 1% are exempt unless the transfer is by way of security, in which event there is a potential maximum charge of Euro 630. The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in a liability to pay interest penalties and fines.

RISK FACTORS

You should carefully consider all of the information set forth in this Annual Report and Form 20-F, including the following risk factors, before investing in our securities. The risks described below are not the only ones we face. Additional risks not currently known to us or that we presently deem immaterial may also impair our business operations. Our business, financial condition, results of operations and liquidity could be materially adversely affected by any of these risks. This Annual Report and Form 20-F also contains forward-looking statements that involve risks and uncertainties. Any forward-looking statements are not guarantees of future performance and actual results; developments and business decisions may differ materially from those contemplated by such forward-looking statements as a result of certain risks and uncertainties, including those described below. For additional information, please refer to "Cautionary Factors That May Affect Future Results ".

We and certain of our current and former officers and directors have been named as defendants in a putative class action and two lawsuits claiming to be brought derivatively on our behalf, and we are the subject of an SEC investigation; an adverse outcome or resolution in these proceedings or the investigation could result in substantial payments by us and could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Elan and certain of its current and former officers and directors are named as defendants in a putative class action in the U.S. District Court for the Southern District of New York, which consolidated several class actions that were filed in early 2002. The amended and consolidated complaint filed on 24 January 2003 in the action (the "Complaint") alleges claims under the U.S. federal securities laws, including that our financial statements were not in accordance with generally accepted accounting principles and that the defendants disseminated materially false and misleading information concerning our business and financial results, our investments in certain business ventures and business venture parents, and the licence fees and research revenues received by us from the business ventures; the accounting for proceeds from our sale of certain product lines and disclosure concerning those sales; the accounting for certain risk-sharing arrangements that we entered into and disclosure concerning those arrangements; the accounting for certain qualifying special purpose entities and disclosure concerning those entities; the disclosure of compensation of certain of our officers; and certain alleged related party transactions. The Complaint seeks compensatory damages and other relief that the court may deem proper. We are also a nominal defendant in two derivative actions filed against certain of our former and current directors and certain of our former and current officers on or about 14 March 2002 and 20 March 2002 in the Superior Court of the State of California, County of San Diego. The two actions have been consolidated. The complaint contains allegations similar to those set forth in the foregoing actions, but alleges, among other things, that the defendant officers and directors breached their duties to us by causing us to undertake the actions alleged in the Complaint. Among other relief, the action seeks damages against the defendant officers and directors on our behalf. Finally, we are the subject of an ongoing investigation by the SEC's Division of Enforcement commenced on or about 12 February 2002, which we believe relates primarily to the issues raised in the actions described above. We are unable to predict or determine the outcome of the actions or the investigation or reasonably estimate the amount or range of loss, if any, with respect to the resolution of the actions or the investigation (except that, as discussed in Note 25 to the Consolidated Financial Statements, an agreement to settle the two derivative actions has been reached that remains subject to court approval). In addition, the timing and final resolution of the actions and the investigation is uncertain. The Company continues to believe that it has prepared its financial statements in accordance with applicable GAAP, (subject to the restatement of EPIL III under U.S. GAAP, described on pages A-144 to A-149). The findings and outcome of the investigation may adversely affect the course of the actions. The possible outcome or resolution of these proceedings could require us to make substantial payments. Any amendment or restatement of our previously filed financial statements, any substantial payment required to be made by us in connection with the resolution of the investigation and any adverse determination in the actions could have a material adverse effect on our business, financial condition, results of operations and liquidity. Further, we are unable to predict or determine the impact, if any, that the 2001 restatement may have on the outcome of the shareholder litigation.

We are generally obliged to indemnify our current and former officers and directors who are also named as defendants in some or all of these matters to the extent permitted by Irish law.

Please refer to Note 25 to the Consolidated Financial Statements for further information on the SEC investigation and these actions.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

RISK FACTORS

We have substantial future cash needs and potential cash needs and we cannot assure you that we will be successful in generating or otherwise obtaining the funds necessary to meet those needs.

At 31 December 2002, we had approximately $2,742 million of contractual future cash payments and approximately $382 million of potential future cash payments, excluding expected capital expenditures on plant and equipment, lease payments and future investments in financial assets such as investments in business ventures. At such date, we had cash and liquid resources of approximately $1,087 million. We estimate that we have sufficient cash, liquid resources and realisable assets and investments to meet our near-term liquidity requirements. In making this estimate, we have not assumed any material payments in connection with our pending litigations during that period. Any material adverse legal judgements, fines, penalties or settlements arising from our pending litigations or investigations could require us to obtain additional funds. Although we expect to incur an operating loss for fiscal 2003, in making our liquidity estimates, we have also assumed a certain level of operating performance. Our future operating performance will be affected by general economic, financial, competitive, legislative, regulatory and business conditions and other factors, many of which are beyond our control. If our future operating performance is less than anticipated, including as a result of our failure to timely obtain marketing approval for products under development, we could be required to obtain additional funds. As described below, certain events, including our inability to incur additional indebtedness under the restrictive covenants contained in our existing debt instruments, have materially adversely affected our financial flexibility, including our ability to access external sources of capital to finance our business. If our estimates are incorrect and we are required to obtain additional funds, we cannot assure you that we would be able to obtain those funds on commercially reasonable terms, or at all, which would have a material adverse effect on our business, financial condition, results of operations and liquidity.

In July 2002, we announced a recovery plan designed to enable us to meet our financial obligations. We cannot assure you that the recovery plan will be successful in generating the funding expected or that we will otherwise be successful in generating the funds necessary to enable us to meet our longer-term liquidity requirements.

Certain events, including our inability to incur additional indebtedness under the restrictive covenants contained in our existing debt instruments, have materially adversely affected our financial flexibility, including our ability to access external sources of capital to finance our business, and may materially adversely affect our ability to obtain sufficient capital to meet our liquidity requirements.

The agreements governing certain of our outstanding indebtedness contain covenants restricting our ability and the ability of our subsidiaries to incur additional indebtedness (including intercompany indebtedness). We do not currently have the ability to incur any additional indebtedness under these covenants. Our inability to incur additional indebtedness (including intercompany indebtedness), together with certain other events, such as the class action and derivative litigations, and the SEC investigation, described above, the decline in price of our shares and the downgrades of our debt ratings, have materially adversely affected our financial flexibility, including our ability to access sources of external financing for our business. As a result, our ability to meet our liquidity requirements and capital needs could be materially adversely impacted, which could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Restrictive covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions, which could adversely affect us.

The agreements governing certain of our outstanding indebtedness contain various restrictive covenants that limit our financial and operating flexibility. In particular, these agreements restrict our ability to, among other things:

o    Incur additional indebtedness (including intercompany indebtedness);

o    Create liens and other encumbrances;

o    Enter into transactions with related parties; and

o Sell or otherwise dispose of assets and merge or consolidate with another entity.

In addition, some of these agreements require us to maintain certain financial ratios. These covenants and ratios could have an adverse effect on us by limiting our operating flexibility and our ability to fund our operations. The breach of any of these covenants and ratios would result in a default under the applicable agreement which could result in the indebtedness under the agreement becoming immediately due and payable. Any such acceleration would result in a default under our other indebtedness subject to cross-acceleration provisions. If this were to occur, we might not be able to pay our debts or obtain sufficient funds to refinance them.

We face intense competition from new brand name products and from lower-cost generic products.

The pharmaceutical industry is highly competitive. Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, research and development and marketing capabilities than Elan. Other competitors consist of smaller research companies and generic drug manufacturers. A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products. Additionally, generic competitors can challenge existing patent protection or regulatory exclusivity. Generic competitors do not have to bear the same level of research and development and other expenses associated with bringing a new branded product to market. As a result, they can charge much less for a competing version of our product. Managed care organisations typically favour generics over brand name drugs, and governments encourage, or under some circumstances mandate, the use of generic products, thereby reducing the sales of branded products that are no longer patent protected. Governmental and other pressures toward the dispensing of generic products may rapidly and significantly reduce, or slow the growth in, the sales and profitability of certain of our products not protected by patents or regulatory exclusivity and may adversely affect our future results and financial condition. For example, generic forms of Ceclor CD and Myambutol were approved by the FDA and launched in 2001, significantly reducing the revenues and profitability of these products. Generic forms of Zanaflex were launched in 2002. As a result, product revenue from Zanaflex declined from $53.7 million in the first quarter of 2002 to $0.8 million in the first quarter of 2003. Additionally, competitor products, including generic competitors' products, to any of Elan's other products may become available. The launch of generic versions of Elan's products may materially adversely affect our business, financial condition and results of operations.

Our competitive position depends, in part, upon our continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements protected by patents and other intellectual property rights. We also compete on the basis of price and product differentiation and through our sales and marketing organisation that provides information to medical professionals and launches new products. If we fail to maintain our competitive position, our business, financial condition and results of operations may be materially adversely affected.

We are dependent on patent and other intellectual property rights.

Because of the significant time and expense involved in developing new products and obtaining regulatory approvals, it is very important to obtain patent and intellectual property protection for new technologies, products and processes. Our success depends in large part on our continued ability to obtain patents for our products and technologies, maintain patent protection for both acquired and developed products, preserve our trade secrets, obtain and preserve other intellectual property such as trademarks and copyrights, and operate without infringing the proprietary rights of third parties.

Although we believe that we make reasonable efforts to protect our intellectual property rights and to ensure that our proprietary technology does not infringe the rights of other parties, we cannot ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against our products or technologies. In addition, third parties may be able to obtain patents that prevent the sale of our products or require us to obtain a licence and pay significant fees or royalties in order to continue selling our products.

We may in the future discover the existence of products that infringe upon patents that we own or that have been licensed to us. Although we seek to protect our trade secrets and proprietary know-how through confidentiality agreements with our manufacturers, employees and consultants, we cannot prevent our competitors from breaching those agreements or independently developing or learning of our trade secrets.

We are subject to extensive government regulation, which may adversely affect our ability to bring new products to market and may affect our ability to manufacture and market our existing products.

The pharmaceutical industry is subject to significant regulation by state, local, national and international governmental regulatory authorities. In the United States, the FDA regulates the design, development, preclinical and clinical testing, manufacturing, labelling, storing, distribution, import, export, recordkeeping, reporting, marketing and promotion of our pharmaceutical products, which include drugs, biologics and medical devices. Failure to comply with regulatory requirements at any stage during the regulatory process could result in, among other things, delays in the approval of applications or supplements to approved applications, refusal of a regulatory authority to review pending market approval applications or supplements to approved applications, warning letters, fines, import and/or export restrictions, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

RISK FACTORS

previously approved marketing applications or licences, recommendations by the FDA or other regulatory authorities against governmental contracts, and criminal prosecutions.

We must obtain and maintain approval for our products from regulatory authorities before such products may be sold in a particular jurisdiction. Currently, we are researching, developing and pursuing approval for a number of products from a number of regulatory authorities, including Prialt and Antegren in the United States and other territories. The submission of an application to a regulatory authority with respect to a product does not guarantee that approval to market the product will be granted. Each authority generally imposes its own requirements and may delay or refuse to grant approval, even though a product has been approved in another country. In our principal markets, including the United States, the approval process for a new product is complex, lengthy, expensive and subject to unanticipated delays. We cannot be sure when or whether approvals from regulatory authorities will be received or that the terms of any approval will not impose significant limitations that could negatively impact upon the potential profitability of the approved product. Even after a product is approved, it may be subject to regulatory action based on newly discovered facts about the safety and efficacy of the product, on any activities which regulatory authorities consider to be improper or on changes in regulatory policy. Regulatory action may have a material adverse effect on the marketing of a product, require changes in the product's labelling or even lead to the withdrawal of the regulatory marketing approval of the product.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with current good manufacturing practices, or cGMPs, the FDA's regulations governing the production of pharmaceutical products. There are comparable regulations in other countries. Any finding by the FDA or other regulatory authority that we are not in substantial compliance with cGMP regulations or that we or our employees have engaged in activities in violation of these regulations could interfere with the continued manufacture and distribution of the affected products, up to the entire output of such products, and, in some cases, might also require the recall of previously distributed products. Any such finding by the FDA or other regulatory agency could also affect our ability to obtain new approvals until such issues are resolved. The FDA and other regulatory authorities conduct scheduled periodic regulatory inspections of our facilities to ensure compliance with cGMP regulations. Any determination by the FDA or other regulatory authority that we, or one of our suppliers, are not in substantial compliance with these regulations or are otherwise engaged in improper or illegal activities could have a material adverse effect on our business, financial condition and results of operations.

In May 2001, Elan's wholly owned subsidiary, Elan Holdings, and Donal J. Geaney, then chairman and chief executive officer of Elan, William C. Clark, then president operations, and two then employees of Elan Holdings, Hal Herring and Cheryl Schuster entered into a consent decree of permanent injunction with the U.S. Attorney for the Northern District of Georgia, on behalf of the FDA, relating to alleged violations of cGMP at Elan's Georgia, United States facility. The facility currently manufactures verapamil hydrochloride, used in the treatment of high blood pressure and other products. The consent decree does not represent an admission by Elan Holdings or the officers or employees named above of any of the allegations set forth in the decree. Under the terms of the consent decree, which will continue in effect until at least May 2006, Elan Holdings and the officers and employees named above are permanently enjoined from violating cGMP regulations. In addition, Elan Holdings is required to engage an independent expert, subject to FDA approval, to conduct inspections of the facility at least annually through May 2004 in order to ensure the facility's compliance with cGMP. The first of these inspections was completed and reported upon by the independent expert to the FDA on 3 September 2002. A corrective action plan was prepared and sent to the FDA in response to this inspection. A second independent consultant audit occurred in May 2003 and Elan is awaiting the report of this audit. During the term of the consent decree, Elan expects that the facility will be subject to increased FDA inspections and, under the terms of the consent decree, Elan will be required to reimburse the FDA for its costs related to these inspections.

Our research and development efforts may not succeed or our competitors may develop more effective products.

Our continued competitiveness is dependent upon our ability to successfully develop and launch new products. We commit substantial resources on our research and development activities and, in addition, spend considerable effort and funds on a number of collaborations with third parties. Our ongoing investments in new product launches and research and development for future products could produce higher costs without a proportional increase in revenues.

In the pharmaceutical industry, the research and development process is lengthy and involves a high degree of risk and uncertainty. This process is conducted in various stages and, during each stage, there is a substantial risk that products in our research and development pipeline, including our AD programmes, Antegren and Prialt, will experience difficulties, delays or failures. In addition, in 2002, Wyeth and Elan suspended all clinical dosing with AN-1792, an experimental immunotherapeutic under development for the treatment of AD which was in a Phase IIa clinical study. On 1 March 2002, the companies decided not to resume further dosing of AN-1792.

The commencement and rate of completion of clinical trials may be delayed by many factors, including the inability to manufacture sufficient quantities of qualified materials under cGMPs for use in clinical trials; slower than expected rates of patient recruitment; the inability to adequately observe patients after treatment; changes in regulatory requirements for clinical trials; the lack of effectiveness during the clinical trials; unforeseen safety issues; delays, suspension, or termination of the trial due to the institutional review board responsible for overseeing the study at a particular study site; and government or regulatory delays or "clinical holds" requiring suspension or termination of the trial.

Even if we obtain positive results from preclinical or clinical trials, we may not achieve the same success in future trials. Earlier stage trials are generally based on a limited number of patients and may, upon review, be revised or negated by authorities or by later stage clinical results. Historically, the results from preclinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in initial clinical trials, but subsequently failed to establish sufficient safety and effectiveness data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. Clinical trials may not demonstrate statistically sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates.

If we fail to research and develop commercially successful products, or if our competitors develop more effective products, our business, financial condition and results of operations could be materially adversely affected.

Our shareholders could experience substantial dilution if the holders of our LYONs require us to repurchase a significant portion of the LYONs in December 2003.

Holders of the LYONs may require us to purchase all or any portion of their LYONs on 14 December 2003, 14 December 2008 and 14 December 2013 at a purchase price equal to the issue price plus all accrued original issue discount up to the purchase date. Subject to certain conditions, we may, at our option, elect to pay for the LYONs in cash, by the delivery of ADSs, at then existing market prices, or any combination of cash and ADSs. In the event that the trading price of our ADSs does not increase substantially prior to 14 December 2003 and we elect to pay a significant portion of the purchase price of any LYONs we are required to purchase on that date in ADSs, our shareholders would experience immediate and substantial dilution.

Our business exposes us to risks of environmental liabilities.

We use hazardous materials, chemicals and toxic compounds in our product development programmes and manufacturing processes which could expose us to risks of accidental contamination, events of non-compliance with environmental laws, regulatory enforcement and claims related to personal injury and property damage. If an accident occurred or if we were to discover contamination caused by prior operations, we could be liable for cleanup obligations, damages or fines, which could have an adverse effect on our financial condition and results of operations.

The environmental laws of many jurisdictions impose actual and potential obligations on us to remediate contaminated sites. These obligations may relate to sites that we currently own, sites that we formerly owned or operated or sites where waste from our operations was disposed. These environmental remediation obligations could significantly reduce our operating results. In particular, our accruals for these obligations could prove to be insufficient if the assumptions underlying the accruals prove incorrect or if we are held responsible for additional contamination.

Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to us, and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures, as well as other costs and liabilities, which could materially adversely affect our business, financial condition and results of operations.

Our products may not be reimbursed by public or private health insurers.

Even if we obtain a product approval, there is no assurance that public or private health insurers will provide coverage for the product, will do so promptly upon its approval or within a reasonable time after product approval or that coverage will be competitive/favourable. If reasonable reimbursement is not available for our products, our business, financial condition, and results of operations could be materially adversely affected.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

RISK FACTORS

We are subject to continuing potential product liability.

Risks relating to product liability claims are inherent in the research, manufacturing and marketing of our products. Any person who is injured as a result of using one of our products may have a product liability claim against us. Since we distribute and sell our products to a wide number of end users, the risk of such claims could be material. Product liability claims could also be brought by persons who took part in clinical trials involving our products.

We maintain product liability coverage for product liability claims. However, this may not adequately protect us if there is a high occurrence of claims in the future or if any future claims otherwise exceed the limits of our coverage. A successful claim brought against us in excess of our insurance coverage could have a material adverse effect on our business.

We may not be able to maintain product liability coverage on acceptable terms if our claims experience results in higher rates, or if product liability insurance otherwise becomes costlier because of general economic, market or industry conditions. If sales of our products increase materially, or if we add significant products to our portfolio, we will require increased coverage and may not be able to secure such coverage at reasonable rates.

If we fail to comply with our reporting and payment obligations under the Medicaid rebate program or other governmental pricing programs, we could be subject to additional reimbursements, penalties, sanctions and fines which could have a material adverse effect on our business.

We participate in the U.S. Federal Medicaid rebate program established by the U.S. Omnibus Budget Reconciliation Act of 1990, as well as several state supplemental rebate programs. Under the Medicaid rebate program, we pay a rebate to each state Medicaid program for our products that are reimbursed by those programs. The amount of the rebate for each unit of product is set by law as a minimum 15.1% of the average manufacturer price ("AMP") of that product, or if it is greater, the difference between AMP and the best price available from us to any customer. The rebate amount also includes an inflation adjustment, if necessary.

As a manufacturer currently of single source, innovator multiple source and non-innovator multiple source products, rebate calculations vary among products and programs. The calculations are complex and, in certain respects, subject to interpretation by us, governmental or regulatory agencies and the courts. The Medicaid rebate amount is computed each quarter based on our submission to the Centers for Medicare and Medicaid Services at the U.S. Department of Health and Human Services of our current AMP and best price for each of our products. The terms of our participation in the program impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in an overage or underage in our rebate liability for past quarters, depending on the direction of the correction. In addition to retroactive rebates (and interest, if any), if we were found to have knowingly submitted false information to the government, the statute provides for civil monetary penalties in the amount of $100,000 per item of false information. Governmental agencies may also make changes in program interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid. Based upon our past practice and experience, to the extent that we were required to correct prices reported in previous quarters, we would not expect such corrections to have a material adverse affect on our business, financial condition, results of operations or liquidity.

U.S. Federal law requires that any company that participates in the Medicaid rebate program extent comparable discounts to qualified purchasers under the Public Health Services, or "PHS," pharmaceutical pricing program. The PHS pricing program extends discounts comparable to the Medicaid rebates to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of poor.

MEMORANDUM AND ARTICLES OF ASSOCIATION

OBJECTS

The Company's objects, which are detailed in its Memorandum of Association include, but are not limited to, manufacturing, buying, selling and distributing pharmaceutical products. The Company's registered number is 30356.

DIRECTORS

Subject to certain limited exceptions, directors may not vote on matters in which they have a material interest. In the absence of an independent quorum, the directors may not vote compensation to themselves or any member of the board of directors. Directors are entitled to remuneration as shall, from time to time, be voted to them by ordinary resolution of the shareholders and to be paid such expenses as may be incurred by them in the course of the performance of their duties as directors. Directors who take on additional committee assignments or otherwise perform additional services for the Company, outside the scope of their ordinary duties as directors, shall be entitled to receive such additional remuneration as the board may determine. The directors may exercise all of the powers of the Company to borrow money. These powers may be amended by special resolution of the shareholders. One-third of the board shall retire at each Annual General Meeting. A director is not required to retire at any set age and may offer themselves for re-election at any meeting where they are deemed to have retired by rotation. There is no requirement for a director to hold shares.

MEETINGS

The Annual General Meeting shall be held in such place and at such time as shall be determined by the board, but no more than 15 months shall pass between the dates of consecutive Annual General Meetings. Directors may call Extraordinary General Meetings at any time. Extraordinary General Meetings may also be requisitioned by the members in accordance with the Company's Articles of Association and Irish company law. Notice of an Annual General Meeting (or any special resolution) must be given at least 21 clear days prior to the scheduled date and, in the case of any other general meeting, with not less than 14 clear days notice.

RIGHTS, PREFERENCES AND DIVIDENDS ATTACHING TO SHARES

All unclaimed dividends may be invested or otherwise made use of by the directors for the benefit of the Company until claimed. All of the shareholders entitled to attend and vote at the Annual General Meeting are likewise entitled to vote on the re-election of directors. The Company is permitted under its Memorandum and Articles of Association to issue redeemable shares on such terms and in such manner as the shareholders may determine by special resolution. The liability of the shareholders to further capital calls is limited to the amounts remaining unpaid on shares.

ACTIONS NECESSARY TO CHANGE THE RIGHTS OF SHAREHOLDERS

The rights attaching to the different classes of shares may be varied by special resolution passed at a class meeting of that class of shareholders. The additional issuance of further shares ranking pari passu with, or subordinate to, an existing class shall not, unless specified by the Articles or the conditions of issue of that class of shares, be deemed to be a variation of the special rights attaching to that class of shares.

LIMITATIONS ON THE RIGHT TO OWN SHARES

There are no limitations on the right to own shares in the Memorandum and Articles of Association. However, there are some restrictions on financial transfers between Ireland and other specified countries, more particularly described in the section on "Exchange Controls and Other Limitations Affecting Security Holders" on page 174.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

MEMORANDUM AND ARTICLES OF ASSOCIATION
OTHER PROVISIONS OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION

There are no provisions in the Memorandum and Articles of Association:

o Delaying or prohibiting a change in control of the Company that operate only with respect to a merger, acquisition or corporate restructuring;

o Discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares; or

o Governing changes in capital, where such provisions are more stringent than those required by law.

The Company incorporates by reference all other information concerning its Memorandum and Articles of Association from the section entitled "Description of Ordinary Shares" in the Registration Statement on Form F-3 (No. 333-1313001) of the Company and Athena Finance filed with the SEC on 6 February 2001.

DOCUMENTS ON DISPLAY

The Company is subject to the reporting requirements of the Exchange Act. In accordance with these requirements, the Company files Annual Reports on Form 20-F with, and furnishes Reports of Foreign Issuer on Form 6-K to, the SEC. These materials, including the Company's Annual Report on Form 20-F for the fiscal year ended 31 December 2002 and the exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 233 Broadway, New York, New York 10274. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. at prescribed rates. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. As a foreign private issuer, all documents which were filed or submitted after 4 November 2002 on the SEC's EDGAR system are available for retrieval on the website maintained by the SEC at http://www.sec.gov. These filings and submissions are also available from commercial document retrieval services.

Copies of the Company's Memorandum and Articles of Association may be obtained at no cost by writing or telephoning the Company at its principal executive offices. The Company's Memorandum and Articles of Association are filed with the SEC as Exhibit 4.1 of the Company's Registration Statement on Form F-3, Registration No. 333-100252, filed with the SEC on 1 October 2002. You may also inspect or obtain a copy of the Company's Memorandum and Articles of Association using the procedures prescribed above.

DIRECTORS, SENIOR MANAGEMENT AND OTHER INFORMATION

BOARD OF DIRECTORS

Garo H. Armen, PhD

Brendan E. Boushel

Laurence G. Crowley

William F. Daniel

Alan R. Gillespie, C.B.E. PhD

Ann Maynard Gray

John Groom

Kelly Martin

Kieran McGowan

Kevin M. McIntyre, MD

Kyran McLaughlin

Dennis J. Selkoe, MD

The Honorable Richard L. Thornburgh

Daniel P. Tully

SENIOR MANAGEMENT

Kelly Martin(1)
President and chief executive officer

Paul Breen
Executive vice president, global services and operations

Shane Cooke(1)
Executive vice president and chief financial officer

William F. Daniel(1)
Executive vice president and company secretary

Jean Duvall(1)
Executive vice president and general counsel

Lars Ekman, MD, PhD
President, research and development

Arthur Falk, PhD
Executive vice president, corporate compliance

Jack Laflin
Executive vice president, human resources

Ivan Lieberburg, MD, PhD
Executive vice president and chief scientific and medical officer

Seamus Mulligan
Executive vice president, business and corporate development

Timothy Wright
President, global commercial operations

(1) member of executive management committee

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

TRADEMARKS

The following trademarks appearing in this publication are owned by or licensed to Elan:

o Abelcet (Trade Mark) (amphotericin B lipid complex) injectable (rights in world other than U.S., Canada and Japan)

o    Antegren (Trade Mark) (natalizumab)

o    Azactam (Trade Mark) (aztreonam) injectable

o    Ceclor (Trade Mark) CD (cefaclor extended-release) tablets

o    Dilzem (Trade Mark) (diltiazem) tablets

o    Frova (Trade Mark) (frovatriptan succinate) tablets

o    Maxipime (Trade Mark) (cefepime hydrochloride) injectable

o    MEDIPAD (Trade Mark) device

o    Myambutol (Trade Mark) (ethambutal hydrochloride) tablets

o Myobloc (Trade Mark) /Neurobloc (botulinum toxin type B) injectable solution

o Myocet (Trade Mark) (Liposome encapsulated doxorubicin citrate complex) injectable

o    NanoCrystal (Trade Mark) technology

o    Naprelan (Trade Mark) (naproxen sodium controlled-release) tablets

o    Oramorph (Trade Mark) SR (morphine sulfate sustained-release) tablets

o    Prialt (Trade Mark) (ziconotide) solution

o    Roxicodone (Trade Mark) (oxycodone hydrochloride) tablets

o    Verelan (Trade Mark) (verapamil hydrochloride sustained-release) capsules

o    Zanaflex (Trade Mark) (tizanidine hydrochloride) tablets

o    Zelapar (Trade Mark) (selegiline)

o    Zonegran (Trade Mark) (zonisamide) capsules

Third party marks appearing in this publication are:

o Abelcet (Trade Mark) (amphotericin B lipid complex) injectable (U.S., Canadian and any Japanese rights)

o    Actiq (Trade Mark) (oral transmucosal fentany citrate) lozenges

o    Adalat (Trade Mark) CC (nifedipine) tablets

o    Avinza (Trade Mark) (morphine sulfate extended-release) capsules

o Cardizem (Trade Mark) CD (diltizem hydrochloride controlled-release) capsules

o    Diastat (Trade Mark) (diazepam) rectal gel

o    Entex (Trade Mark) (phenylpropanolamine hydrochloride) capsules

o    Furadantin (Trade Mark) (nitrofurantoin) suspension

o    Herbesser (Trade Mark) (diltiazem hydrochloride)

o    LYONs (Trade Mark) (Liquid Yield Option Notes)

o    Midrin (Trade Mark) capsules

o    Mysoline (Trade Mark) (primidone) tablets

o    Nasalide (Trade Mark) (flunisolide) solution

o    Nasarel (Trade Mark) (flunisolide) solution

o    Permax (Trade Mark) (pergolide mesylate)

o    Rapamune (Trade Mark) (sirolimus)

o    Ritalin LA (Trade Mark) (methylphenidate)

o    Skelaxin (Trade Mark) (metaxalone) tablets

o    Sonata (Trade Mark) (zaleplon) capsules

o    Theodur (Trade Mark) (theophylline)

SHAREHOLDER SERVICES

Elan's ADSs are listed on the NYSE (Symbol ELN). The Ordinary Shares of the Company are listed on the Official Lists of the London and Irish Stock Exchanges.

DEPOSITARY FOR ADSS               REGISTRAR FOR ORDINARY SHARES
Bank of New York                  Computershare Services (Ireland) Ltd
101 Barclay Street                Heron House
New York, NY 10011                Sandyford Industrial Estate
Tel: 888-269-2377                 Dublin 18
Tel: 610-312-5315                 Tel: 353-1-216-3100
Fax: 212-815-3050                 Fax: 353-1-216-3151


DUPLICATE MAILINGS

When several shareholders live at the same address, they may receive more copies of quarterly and annual reports than they need. The excess can be eliminated by writing to:

INVESTOR RELATIONS
Elan Corporation, plc
Lincoln House
Lincoln Place
Dublin 2, Ireland


INVESTOR RELATIONS

Security analysts and investment professionals should direct their enquiries to:

UNITED STATES                               EUROPE
John Howarth                                Emer Reynolds
Vice President, Investor Relations          Vice President, Investor Relations
Tel: 212-407-5740                           Tel: 353-1-709-4080
       800-252-3526                                00800 28352600
Fax: 212-755-1043                           Fax: 353-1-709-4018
Email: jack.howarth@elan.com                Email: emer.reynolds@elan.com


INTERNET WEBSITE

Information on Elan is available online via the Internet at Elan's website, http://www.elan.com. Information on Elan's website does not constitute part of this Annual Report and Form 20-F.

ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F

CROSS REFERENCE TO FORM 20-F

This Annual Report is prepared under Irish GAAP. A reconciliation from Irish GAAP to U.S. GAAP financial results is provided on pages A-149 to A-171 in accordance with SEC requirements. Information required by Form 20-F is cross-referenced to this document below. Only information in this document actually cross-referenced to Form 20-F shall be deemed to comprise part of the Form 20-F and filed with the SEC for all purposes.

ITEM                                                                                                      PAGES

3 KEY INFORMATION
  A. Selected financial data                                                                     A-172 -- A-173
  D. Risk factors                                                                                A-179 -- A-184

4 INFORMATION ON THE COMPANY
  A. History and development of the Company                                   A-5 -- A-8, A-106, A-119 -- A-120
  B. Business overview                                                  A-5 -- A-28, A-31 -- A-32, A-88 -- A-91
  C. Organisational structure                                                          A-5, A-60 -- A-70, A-144
  D. Property, plants and equipment                                            A-12 -- A-13, A-21, A-106, A-121

5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  A-D                                                                A-13 -- A-14, A-25 -- A-61, A-115 -- A-119,
                                                                                 A-121 -- A-124, A-140 -- A-141

6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  A. Directors and senior management                                                               A-66 -- A-68
  B. Compensation                                                              A-63 -- A-66, A-68, A-69 -- A-70,
                                                                                   A-73 -- A-74, A-134 -- A-137
  C. Board practices                                                                         A-62, A-69 -- A-74
  D. Employees                                                                                      A-15, A-104
  E. Share ownership                                                 A-63 -- A-64, A-73 -- A-74, A-114 -- A-115

7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  A. Major shareholders                                                            A-68 -- A-69, A-174 -- A-176
  B. Related party transactions                                              A-68, A-69 -- A-70, A-132 -- A-134

8 FINANCIAL INFORMATION
  A. Consolidated statements and other financial information                        A-62, A-77 --  A-171, A-174
  B. Significant changes                                                                         A-138 -- A-140

9 THE OFFER AND LISTING
  A4. Price history of stock listed                                                              A-174 -- A-176
  C. Markets                                                                                     A-174 -- A-176

10 ADDITIONAL INFORMATION
  B. Memorandum and articles of association                                                      A-185 -- A-186
  C. Material contracts                                                                A-6 -- A-7, A-25 -- A-26
  D. Exchange controls                                                                                    A-176
  E. Taxation                                                                                    A-176 -- A-178
  H. Documents on display                                                                                 A-186
  I. Subsidiary information                                                                               A-144

11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK                      A-60 -- A-61, A-115 -- A-119

13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                                                          n/a

14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS                             n/a

18 FINANCIAL STATEMENTS                                                                           A-77 -- A-171

                                     ANNEX B
        UNAUDITED INTERIM FINANCIAL STATEMENTS OF THE GUARANTOR FOR THE
                          SIX MONTHS ENDED 30 JUNE 2003

                              ELAN CORPORATION, PLC

                                 INTERIM RESULTS

                          SIX MONTHS ENDED 30 JUNE 2003

                                 20 OCTOBER 2003

CHAIRMAN'S STATEMENT

Dear Shareholders,

On behalf of Kelly Martin, President and Chief Executive Officer, the Elan Board of Directors and myself, I wish to report the financial results for the six months to 30 June 2003, which have been prepared under Irish GAAP. We have previously reported our financial results, prepared under US GAAP, for the second quarter and half year ended 30 June 2003 on 17 September 2003. I would also like to provide you with an update on our activities since the date of our 2002 Annual Report of 3 September 2003. As previously announced, the company's Annual General Meeting will take place on 21 October 2003 at 10.30 a.m. in the Davenport Hotel, Merrion Square, Dublin 2.

Elan's Irish GAAP results for the six months to 30 June 2003 are characterised by solid progress with our operating plan, including asset divestitures, cost reductions, and debt reduction. We remain focused on executing our plans to improve and simplify Elan's financial position, address historical legal and regulatory issues, invest in our exciting pipeline of products, and build world class operations aligned with our therapeutic focus areas of neurology, pain management and autoimmune diseases. Our science continues to be the driver for our discovery and development programmes, providing the inspiration for the employees of Elan who have worked tirelessly to bring important products to patients.

SIX MONTHS TO 30 JUNE 2003 FINANCIAL HIGHLIGHTS

o Total Irish GAAP revenue was $445.5 million compared to $773.5 million for the first half of 2002, a decrease of 42%. The fall in revenue was due mainly to the sale of certain non-core products and businesses as part of the recovery plan, the impact of generic competition on revenues from Zanaflex (Trade Mark) , the termination of arrangements with Pharma Marketing Ltd. ("PHARMA MARKETING") and Autoimmune Drug Research Corporation compensated for by the continued growth of revenues mainly from Zonegran (Trade Mark) , Maxipime (Trade Mark) , Azactam (Trade Mark) and the pain portfolio.

o A net gain of $265.3 million was recorded on disposal of non-core businesses (mainly the primary care franchise) before charging $196.4 million related to the purchase of related royalty rights from Pharma Operating Ltd., a wholly owned subsidiary of Pharma Marketing.

o Irish GAAP net loss of $257.0 million ($0.73 loss per diluted share) compared to net loss of $672.4 million ($1.92 loss per diluted share) for the six months ended 30 June 2002.

o Net exceptional costs related to the implementation of the recovery plan of $63.1 million are included in the operating loss for the six months ended 30 June 2003 (2002: $177.3 million). Exceptional charges in 2002 also included an additional $353.2 million mainly relating to investment losses and impairments.

o The decrease in fixed assets in the six-month period to 30 June 2003 of $718.1 million is mainly due to the sale of the primary care franchise, other businesses and financial assets.

o Cash and liquid resources at 30 June 2003 of $1,000.8 million (including $35.0 million in restricted cash held by Elan Pharmaceutical Investments II/III Ltd. ("EPIL II/III")) compared to $1,086.5 million (including $72.5 million in restricted cash held by EPIL II/III) at 31 December 2002.

RESEARCH & DEVELOPMENT UPDATE

o Elan and our partner Biogen are currently working with the US and European regulatory authorities to determine the regulatory path forward for Antegren (Trade Mark) (natalizumab) in Crohn's disease (induction). Following discussions with the U.S. Food and Drug Administration ("FDA") we will initiate an additional three-month phase III (induction) trial. The definitive path forward for Antegren in Crohn's disease will be strongly influenced by data generated from the maintenance trial, ENACT-2, which becomes available in the first quarter of 2004.

o The detailed Antegren data from the Crohn's disease (induction) trial was presented on 15 October, 2003 at the American College of Gastroenterology 2003 Congress in Baltimore, Maryland and will be presented in November at the United European Gastroenterology Week 2003 Congress in Madrid, Spain.

o An Investigational New Drug ("IND") application was filed with the FDA in August for the study of a monoclonal antibody as part of the Alzheimer's immunotherapy program. The antibody is being developed in close collaboration with Wyeth, is directed against A-beta amyloid and is intended for the treatment of mild to moderate Alzheimer's disease. The IND has been reviewed by the FDA during the 30-day review period. Initiation of a phase I clinical trial in the fourth quarter of this year remains on track.

JULY 2002 RECOVERY PLAN -- IMPLEMENTATION UPDATE

o Aggregate consideration received to date from asset divestitures is in excess of $1.7 billion. The target is to raise approximately a further $400 million from asset divestitures and investment disposals by the end of 2003.

o Total debt and product and royalty related payment obligations, both actual and optional, reduced from approximately $3.1 billion at 31 December 2002 to approximately $2.3 billion at 30 June 2003.

o Of a total of 55 active business ventures in July 2002, 40 have been terminated or restructured to date.

o Headcount reduced to approximately 2,500 from approximately 4,700 in July 2002 and approximately 3,600 in December 2002. Of the approximate 2,200 headcount reduction since July 2002, approximately 1,100 relate to asset divestitures.

o Significant reduction of 36% in selling, general and administrative expenses before exceptional items for the six months ended 30 June 2003 to $265.9 million from $418.5 million for the six months ended June 2002 (approximately $39 million of this reduction relates to asset divestitures -- principally the disposal of AbelcetTM and Athena DiagnosticsTM).

o Reached a formal settlement stipulation with the plaintiffs to settle the two derivative actions filed against certain of Elan's former and current directors and certain of its former and current officers on or about 14 March 2002 and 20 March 2002 in the Superior Court of the State of California, County of San Diego. The settlement involves the Company agreeing to adopt certain corporate governance provisions, which largely follow those required by the provisions of the Sarbanes Oxley Act, and to pay plaintiffs' attorneys' fees and expenses of about $0.5 million. The settlement is subject to court approval, which is expected in the coming weeks.

o Discussions with the enforcement division of the Securities and Exchange Commission ("SEC") are continuing.

In conclusion, I am pleased with the significant progress we have made in the first half of 2003 towards implementing our recovery plan; our growth plan, which is designed to bring to fruition our innovative products; and our operational excellence plan, which is designed to put into place the structures and processes needed to build a world-class company. As we complete the recovery and restore financial stability, we have a greater ability to focus on our very exciting pipeline of products for treating serious and debilitating diseases. I would particularly like to thank the employees of Elan for their continued commitment, dedication and resolve in bringing Elan back to full health.

GARO ARMEN
Chairman

                 UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT



                                            NOTES                           SIX MONTHS ENDED 30 JUNE

                                                                  2003           2003          2003          2002          2002
                                                                    $M             $M            $M            $M            $M
                                                                BEFORE                                     BEFORE
                                                           EXCEPTIONAL    EXCEPTIONAL                 EXCEPTIONAL   EXCEPTIONAL
                                                                 ITEMS          ITEMS         TOTAL         ITEMS         ITEMS
                                                                             (NOTE 3)
(NOTE 3)

Revenue -- continuing operations                                 311.2            1.7         312.9         513.9           3.2
Revenue -- discontinued operations              4                132.6             --         132.6         249.4           7.0

Total revenue                                                    443.8            1.7         445.5         763.3          10.2
Cost of sales                                                    187.6            1.6         189.2         225.0          42.1

Gross profit/(loss)                                              256.2            0.1         256.3         538.3         (31.9)
Selling, general and administrative expenses                     265.9           52.6         318.5         418.5         127.4
Research and development expenses                                171.2           10.6         181.8         192.5          18.0

Operating loss -- continuing operations                         (218.6)         (60.4)       (279.0)       (113.0)       (128.6)
Operating profit/(loss) -- discontinued
  operations                                    4                 37.7           (2.7)         35.0          40.3         (48.7)

Operating loss                                                  (180.9)         (63.1)        (244.0)       (72.7)       (177.3)
Share of (losses)/profits of associates                           (5.1)            --          (5.1)          6.7            --
Loss on sale of securities                                          --             --            --            --         (75.4)
Gain on disposal of businesses                                      --          265.3         265.3            --            --
Purchase of Pharma Operating Ltd. royalty
  rights                                                            --         (196.4)       (196.4)           --            --

(Loss)/profit on ordinary activities before
  interest and tax                                              (186.0)           5.8        (180.2)       (66.0)        (252.7)
Net interest and other expense                                   (66.3)         (2.2)         (68.5)       (72.0)        (277.8)

(Loss)/profit on ordinary activities before tax                 (252.3)           3.6        (248.7)      (138.0)        (530.5)
Tax on (loss)/profit on ordinary activities                       (8.3)            --          (8.3)        (2.0)            --

(Loss)/profit on ordinary activities after tax                  (260.6)           3.6        (257.0)      (140.0)        (530.5)
Minority interest                                                   --             --            --         (1.9)            --

Retained (loss)/profit for the period                           (260.6)           3.6        (257.0)      (141.9)        (530.5)

Basic & diluted loss per Ordinary Share         5                                            $(0.73)
Weighted average number of Ordinary Shares
  outstanding (millions)                                                                      349.9

                                            SIX MONTHS ENDED 30 JUNE

                                                           2002
                                                             $M

                                                          TOTAL

Revenue -- continuing operations                          517.1
Revenue -- discontinued operations                        256.4

Total revenue                                             773.5
Cost of sales                                             267.1

Gross profit/(loss)                                       506.4
Selling, general and administrative expenses              545.9
Research and development expenses                         210.5

Operating loss -- continuing operations                   (241.6)
Operating profit/(loss) -- discontinued
  operations                                               (8.4)

Operating loss                                            (250.0)
Share of (losses)/profits of associates                     6.7
Loss on sale of securities                                 (75.4)
Gain on disposal of businesses                                --
Purchase of Pharma Operating Ltd. royalty
  rights                                                      --

(Loss)/profit on ordinary activities before
  interest and tax                                        (318.7)
Net interest and other expense                            (349.8)

(Loss)/profit on ordinary activities before tax           (668.5)
Tax on (loss)/profit on ordinary activities                (2.0)

(Loss)/profit on ordinary activities after tax            (670.5)
Minority interest                                          (1.9)

Retained (loss)/profit for the period                     (672.4)

Basic & diluted loss per Ordinary Share                   $(1.92)
Weighted average number of Ordinary Shares
  outstanding (millions)                                  349.6


UNAUDITED CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                    SIX MONTHS             SIX MONTHS
                                                                 ENDED 30 JUNE           ENDED 30 JUNE
                                                                          2003                   2002
                                                                            $M                     $M

Retained loss                                                           (257.0)                (672.4)
Equity adjustment from foreign currency translation                        4.9                    9.0

TOTAL RECOGNISED LOSSES                                                 (252.1)                (663.4)

                      UNAUDITED CONSOLIDATED BALANCE SHEET

                                                                                         UNAUDITED              AUDITED
                                                                                        AT 30 JUNE       AT 31 DECEMBER
                                                                                              2003                 2002
                                                                   NOTES                        $M                   $M

FIXED ASSETS
Intangible assets                                                                          1,589.4              2,079.5
Tangible assets                                                                              439.7                459.3
Financial assets                                                                             526.2                734.6

                                                                                           2,555.3              3,273.4

CURRENT ASSETS
Stocks                                                                                       113.0                149.8
Debtors                                                                                      118.1                133.0
Financial assets                                                                              82.4                 74.8
Cash and liquid resources                                                                  1,000.8              1,086.5

                                                                                           1,314.3              1,444.1
Convertible debt and guaranteed notes (amounts
  falling due within one year)                                         6                    (950.7)              (796.3)
Creditors (amounts falling due within one year)                        7                    (596.7)              (745.2)

                                                                                          (1,547.4)            (1,541.5)
Net current liabilities                                                                     (233.1)               (97.4)

Total assets less current liabilities                                                      2,322.2              3,176.0
Convertible debt and guaranteed notes (amounts
  falling due after one year)                                          6                  (1,033.0)            (1,480.4)
Creditors (amounts falling due after one year)                         7                     (81.1)              (236.2)

Net assets                                                                                 1,208.1              1,459.4

CAPITAL AND RESERVES
Called-up share capital                                                                       19.9                 19.9
Share premium account                                                                      5,393.1              5,392.6
Shares issuable                                                                               17.9                 18.0
Capital conversion reserve fund                                                                0.1                  0.1
Equity adjustment from foreign currency translation                                          (20.1)               (25.0)
Profit and loss account                                                                   (4,202.6)            (3,945.6)

Shareholders' funds -- equity                                                              1,208.3              1,460.0
Minority equity interests                                                                     (0.2)                (0.6)

Capital employed                                                                           1,208.1              1,459.4

                   UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

                                                                                            SIX MONTHS         SIX MONTHS
                                                                                          ENDED 30 JUNE     ENDED 30 JUNE
                                                                                                  2003               2002
                                                                                  NOTES             $M                 $M

Cash Flow from operating activities                                                 8           (161.0)              45.8

Interest received                                                                                 13.3               24.0
Interest paid                                                                                   (104.0)             (62.9)

Cash outflow from returns on investments and servicing of finance                                (90.7)             (38.9)

TAXATION                                                                                          (4.0)              (0.3)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Additions to property, plant and equipment                                                       (16.8)            (103.0)
Receipts from disposal of property, plant and equipment                                            0.6                2.0
Payment to acquire intangible assets                                                             (82.0)            (153.3)
Payments to acquire financial current assets                                                       --                (1.0)
Sale and maturity of financial current assets                                                      --                59.0
Payments to acquire financial fixed assets                                                       (10.9)            (138.7)
Receipts from disposal of financial fixed assets                                                 234.2              160.0

Cash inflow/(outflow) from capital expenditure and financial
  investment                                                                                     125.1             (175.0)

ACQUISITION AND DISPOSALS
Net cash received on disposal of businesses                                                      312.1                --

Cash inflow/(outflow) before use of liquid resources and financing                               181.5             (168.4)

MANAGEMENT OF LIQUID RESOURCES                                                                     7.5               47.4

FINANCING
Proceeds from issue of share capital                                                               0.6               5.6
Repurchase of LYONS                                                                             (267.8)                --
Repayment of EPIL III debt                                                                         --              (160.0)
Repayment of loans                                                                                (4.6)              (1.3)

Cash outflow from financing                                                                     (271.8)            (155.7)

Net decrease in cash                                                                             (82.8)            (276.7)

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
Decrease in cash for the period                                                                  (82.8)            (276.7)
Cash inflow from movement in liquid resources                                                     (7.5)             (47.4)

                                                                                                 (90.3)            (324.1)
Repayment of loans                                                                                 4.6              161.3
Repurchase of LYONS                                                                              310.3                 --

Changes in net debt resulting from cash flows                                                    224.6             (162.8)
Non-cash movement-translation differences                                                          4.6                3.9
Non-cash movement-notes                                                                          (17.3)              (9.2)
Non-cash movement-other                                                                            1.8              (21.1)

DECREASE/(INCREASE) IN NET DEBT                                                                  213.7             (189.2)

                     NOTES RELATING TO FINANCIAL STATEMENTS

1 STATUTORY INFORMATION

The information for the six months periods to 30 June 2003 and 2002 is unaudited and does not constitute statutory accounts within the meaning of Section 19 of the Companies (Amendment) Act 1986. The financial information for the year ended 31 December 2002 has been extracted from the audited financial statements which will be filed with the Companies Registration office following the Annual General Meeting of the Company to be held on 21 October 2003. KPMG included a fundamental uncertainty paragraph in their audit opinion on the financial statements for the year ended 31 December 2002 as the Company and certain of its directors are named defendants in a putative class action in the US District Court for the Southern District of New York, and the Company is also the subject of an investigation by the SEC's Division of Enforcement and Elan was unable to predict or determine the outcome of the Class Action or the SEC investigation. Their opinion was not qualified in this respect.

2 SIGNIFICANT ACCOUNTING POLICIES

These unaudited financial statements are prepared in U.S.$ under the historical cost convention and in accordance with Irish GAAP and comply with the Financial Reporting Standards ("FRS") of the Accounting Standards Board, as promulgated by the Institute of Chartered Accountants in Ireland.

The financial statements for the six months ended 30 June 2003 have been prepared using accounting policies consistent with those set out in the 2002 Annual Report.

The Consolidated Financial Statements include the accounts of Elan and all of its subsidiary undertakings and its share of profits or losses of associated undertakings. Associated undertakings are accounted for under the equity method of accounting. All significant intercompany profits, transactions and account balances have been eliminated.

The Company has made significant losses during the last two financial years. However, the directors, having made inquiries, believe that Elan has adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

3 EXCEPTIONAL ITEMS

Exceptional items are those items that in management's judgement are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence.

These exceptional revenues and costs have been included under the statutory format headings to which they relate, and are analysed as follows:


                                                 SIX MONTHS ENDED      SIX MONTHS ENDED
                                                     30 JUNE 2003          30 JUNE 2002
                                                               $M                    $M

Revenue                                                   (1.7)                    (10.2)
Cost of sales                                              1.6                      42.1
Selling, general and administrative expenses              52.6                     127.4
Research and development expenses                         10.6                      18.0
Other ordinary activities                                (68.9)                     75.4
Net interest and other expense                             2.2                     277.8

NET EXCEPTIONAL (GAINS)/CHARGES                           (3.6)                    530.5


In the six months to 30 June 2003, Elan incurred net exceptional gains of $3.6 million (six months to 30 June 2002 exceptional charges of $530.5 million) mainly related to the implementation of the recovery plan.

On 31 July 2002, Elan announced a recovery plan to restructure its businesses, assets and balance sheet. Elan decided to focus on three core therapeutic areas. These are neurology, pain management and autoimmune diseases. A key element of the recovery plan is the divestiture of businesses and products.

The exceptional items mainly related to the:

o Gains and losses on the sale and discontinuance of businesses and products. The carrying value of these assets have been written down, where applicable, to their estimated recoverable amounts. Exceptional revenue arises from the proceeds received on the disposal of products;

o Rationalisation and restructuring expenses incurred from a reduction in the scope of Elan's activities, a reduction in employee numbers and related write-downs in the carrying value of assets;

o Termination or restructuring of substantially all of Elan's business ventures;

o Gains and losses on sale of investment securities and investment impairments;

4 DISCONTINUED OPERATIONS

Following the sale of Elan Diagnostics, the sale and closure of part of the drug delivery business, and the sale of the primary care franchise (principally rights to SkelaxinTM and SonataTM), the results of these operations for the six months to 30 June 2003 and comparatives have been reported separately as discontinued operations. In 2002, Athena Diagnostics and the Abelcet business (U.S., Canadian and any Japanese rights to Abelcet and certain related assets) were sold and the dermatology products were returned to GlaxoSmithKline plc. The results of these operations have also been included in discontinued.

                                                                   SIX MONTHS ENDED 30 JUNE 2003


TOTAL AFTER
                                                                                       DRUG     PRIMARY       EXCEPTIONAL
                                      DIAGNOSTICS     DERMATOLOGY     ABELCET      DELIVERY        CARE             ITEMS
                                               $M              $M          $M            $M          $M                $M

Revenue                                       9.0              --          --          11.4       112.2             132.6
Cost of sales                                 4.9              --          --           8.0        18.6              31.5
Selling, general and administrative
  expenses                                    2.9              --          --           1.9        49.9              54.7
Research and development expenses             0.5              --          --          10.9          --              11.4

Total operating expenses                      8.3              --          --          20.8        68.5              97.6

Operating profit/(loss)                       0.7              --          --          (9.4)       43.7              35.0



                                                                   SIX MONTHS ENDED 30 JUNE 2002


TOTAL AFTER
                                                                                       DRUG     PRIMARY       EXCEPTIONAL
                                      DIAGNOSTICS     DERMATOLOGY     ABELCET      DELIVERY        CARE             ITEMS
                                               $M              $M          $M            $M          $M                $M

Revenue                                      35.0            35.0        52.6          10.0       123.8             256.4
Cost of sales                                14.1            17.1        15.7           5.6        20.5              73.0
Selling, general and administrative
  expenses                                   11.7            79.7        27.0           3.0        55.8             177.2
Research and development expenses             1.4              --          --          13.2          --              14.6

Total operating expenses                     27.2            96.8        42.7          21.8        76.3             264.8

Operating profit/(loss)                       7.8          (61.8)         9.9         (11.8)       47.5              (8.4)

5 EARNINGS PER SHARE

Basic earnings per share is computed by dividing the net loss for the period available to ordinary shareholders by the sum of the weighted average number of Ordinary Shares in issue and ranking for dividends during the period. There is no difference, for the periods presented, in net loss or weighted average number of ordinary shares used for basic and diluted net loss per ordinary share as the effect of all dilutive ordinary shares outstanding for the period was anti-dilutive.

6 CONVERTIBLE DEBT AND GUARANTEED NOTES

                                                        REPAYMENT                AT 30 JUNE        AT 31 DECEMBER
                                                            DATES                      2003                   2002
                                                                                         $M                     $M

DUE WITHIN ONE YEAR
3.25% LYONs                                               2003                        351.8                  682.0
EPIL II Notes                                             2004                        450.0                    --
Interest accrued                                                                      148.9                  114.3

Debt due within one year                                                              950.7                  796.3

DUE AFTER ONE YEAR
EPIL II Notes                                             2004                          --                   449.0
EPIL III Notes                                            2005                        388.5                  387.5
7.25% Senior Notes                                        2008                        644.5                  643.9

Debt due after more than one year                                                   1,033.0                1,480.4

Total debt                                                                          1,983.7                2,276.7

7 CREDITORS

At 30 June 2003, creditors included $199.8 million (31 December 2002: $482.2 million) relating to future payments and/or future potential payments on products. Elan is a party to certain product acquisition or alliance agreements that contain staged or option payments which may be uncertain in amount, which may be paid at Elan's discretion, such as upon the exercise of an option to acquire the product, or which must be paid upon the occurrence of future events, such as the attainment of pre-determined product revenue targets or other milestones.

                                          AT 30 JUNE        AT 31 DECEMBER
                                                2003                  2002
                                                  $M                    $M

WITHIN ONE YEAR:
Maxipime/Azactam                               108.4                 130.7
Sonata                                            --                 114.7
Pain Portfolio                                  30.0                  28.3
Other                                            3.8                   3.9

                                               142.2                 277.6

After One Year:
Sonata                                            --                 146.0
Pain Portfolio                                  49.7                  49.1
Frova                                            6.2                   6.1
Other                                            1.7                   3.4

                                                57.6                 204.6

TOTAL PRODUCT PAYMENTS                         199.8                 482.2

8 CONSOLIDATED CASH FLOW STATEMENT

RECONCILIATION OF OPERATING LOSS TO OPERATING CASH FLOWS


                                                            SIX MONTHS ENDED         SIX MONTHS ENDED
                                                                30 JUNE 2003             30 JUNE 2002
                                                                          $M                       $M

Operating loss                                                   (244.0)                   (250.0)
Depreciation and amortisation                                     107.4                     154.0
Impairment of Intangibles                                          24.2                     111.1
Disposal of intangibles                                              --                      25.9
Disposal and write-down of tangible fixed assets                    3.4                       1.2
Other                                                              (1.9)                     56.5
Increase in debtors                                               (11.9)                    (51.3)
Increase in stocks                                                (10.8)                    (25.3)
(Decrease)/increase in creditors                                  (27.4)                     23.7

Net cash (outflow)/inflow from operating activities              (161.0)                     45.8


ANALYSIS OF NET DEBT

                                                                                               EXCHANGE
                                             AT 1 JANUARY           CASH          OTHER            RATE        AT 30 JUNE
                                                     2003           FLOW      MOVEMENTS       MOVEMENTS              2003
                                                       $M             $M             $M              $M                $M

Cash                                              1,071.9          (82.8)            --             4.6             993.7
Liquid resources                                     14.6           (7.5)            --              --               7.1

Cash and liquid resources                         1,086.5          (90.3)            --             4.6           1,000.8

3.25% Zero Coupon Subordinated
  Exchangeable Notes (LYONS)                       (779.0)        310.31          (14.9)             --            (483.6)
Guaranteed and Exchangeable Notes                (1,497.7)            --           (2.4)             --          (1,500.1)
Other Debt                                         (105.6)           4.6            1.8              --             (99.2)

Debt                                             (2,382.3)         314.9          (15.5)             --          (2,082.9)

Net Debt                                         (1,295.8)         224.6          (15.5)            4.6          (1,082.1)

1 Includes interest paid of $42.5 million

INDEPENDENT REVIEW REPORT BY KPMG TO ELAN CORPORATION, PLC

INTRODUCTION

We have been instructed by the company to review the financial information set out on pages B4 to B10 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

DIRECTORS' RESPONSIBILITIES

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Irish Stock Exchange which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

REVIEW WORK PERFORMED

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

FUNDAMENTAL UNCERTAINTY

In arriving at our review conclusion, we note that the company and certain of its former and current officers and directors have been named as defendants in a putative class action in the U.S. District Court for the Southern District of New York, and the company is the subject of an investigation by the SEC's Division of Enforcement which commenced on or about 12 February 2002. Elan is unable to predict or determine the outcome of the class action or the SEC investigation or reasonably to estimate the amounts or range of loss, if any, with respect to the resolution of the class action or the SEC investigation. The possible outcome or resolution of the SEC investigation or the class action could require Elan to make substantial payments. Our review conclusion is not qualified in this respect.

REVIEW CONCLUSION

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

KPMG
Chartered Accountants
Dublin
Ireland

20 October 2003

                      [THIS PAGE LEFT INTENTIONALLY BLANK]

                   Capital Printing Systems (UK) Limited 30068

      REGISTERED OFFICE OF                 REGISTERED OFFICE OF THE GUARANTOR
           THE ISSUER                             ELAN CORPORATION, PLC
    ELAN CAPITAL CORP., LTD.                           Lincoln House
         Clarendon House                               Lincoln Place
          Church Street                                  Dublin 2
            Hamilton                                 Republic of Ireland
            Bermuda

                    TRUSTEE AND PRINCIPAL PAYING, CONVERSION
                        AND TRANSFER AGENT AND REGISTRAR
                              THE BANK OF NEW YORK
                                One Canada Square
                                 London E14 5AL

                        IRISH PAYING AND CONVERSION AGENT
                     AIB/BNY FUND MANAGEMENT IRELAND LIMITED
                                   Guild House
                                  Guild Street
                                      IFSC
                                    Dublin 1
                                     Ireland

                        U.S. PAYING AND CONVERSION AGENT
                              THE BANK OF NEW YORK
                               101 Barclay Street
                                    New York
                                    NY 10286

                                 LEGAL ADVISERS

To the Issuer and the Guarantor            To the Issuer and the Guarantor            To the Issuer and the Guarantor
      as to English law:                         as to Irish law:                         as to New York law:
       CLIFFORD CHANCE                             A&L GOODBODY                         CAHILL GORDON & REINDEL LLP
   LIMITED LIABILITY PARTNERSHIP           International Financial Services                     80 Pine Street
         10 Upper Bank Street                          Centre                                     New York
              London E14 5JJ                       North Wall Quay                                 NY 10005
                                                  Dublin 1, Ireland
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                    To the Issuer as to the laws of Bermuda:
                             CONYERS DILL & PEARMAN
                                 Clarendon House
                                 2 Church Street
                                  PO Box HM 666
                                 Hamilton HM CX
                                     Bermuda

To the Manager as to Irish law:       To the Manager as to English/New York law
          ARTHUR COX                      CLEARY, GOTTLIEB, STEEN & HAMILTON
       Earlsfort Centre                             City Place House
      Earlsfort Terrace                           55 Basinghall Street
           Dublin 2                                 London EC2V 5EH


                    AUDITORS TO THE ISSUER AND THE GUARANTOR
                                      KPMG
                              CHARTERED ACCOUNTANTS
                                 1 Stokes Place
                               St Stephen's Green
                                    Dublin 2

                               IRISH LISTING AGENT
                                    J&E DAVY
                                   Davy House
                                49 Dawson Street
                                    Dublin 2